 

# PROPOSED MERGER

## YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Aerovate Therapeutics, Inc. and Jade Biosciences, Inc.,

Aerovate Therapeutics, Inc., a Delaware corporation ("Aerovate") and Jade Biosciences, Inc., a Delaware corporation ("Jade") entered into an Agreement and Plan of Merger (the "Merger Agreement") on October 30, 2024, pursuant to which, among other matters, (i) Caribbean Merger Sub I, Inc., a direct, wholly owned subsidiary of Aerovate ("Merger Sub I"), will merge with and into Jade, with Jade surviving as a wholly owned subsidiary of Aerovate and the surviving corporation of the merger (the "First Merger"), and (ii) Jade will merge with and into Caribbean Merger Sub II, LLC, a direct, wholly owned subsidiary of Aerovate ("Merger Sub II"), with Merger Sub II being the surviving entity of the merger (the "Second Merger" and collectively with the First Merger, the "Merger"). Aerovate following the Merger is referred to herein as the "Combined Company."

At the effective time of the First Merger (the "First Effective Time"), (i) each share of Jade common stock (including shares of Jade common stock issued in the Jade Pre-Closing Financing described below) will be converted into the right to receive a number of shares of Aerovate common stock equal to the exchange ratio described in more detail in the section titled "*The Merger Agreement — Exchange Ratio*" beginning on page 156 of the accompanying proxy statement/prospectus, referred to herein as the "Exchange Ratio," (ii) each share of Jade Series Seed Convertible Preferred Stock, par value $0.0001 per share, will be converted into the right to receive a number of shares of Aerovate Series A Non-Voting Convertible Preferred Stock (the "Aerovate Series A Preferred Stock") equal to the Exchange Ratio divided by 1,000, (iii) each then-outstanding option to purchase Jade common stock will be assumed by Aerovate and converted into an option to purchase shares of Aerovate common stock, subject to adjustment as set forth in the Merger Agreement, and (iv) each then-outstanding pre-funded warrant to purchase shares of Jade common stock will be converted into a pre-funded warrant to purchase shares of Aerovate common stock (each, an "Aerovate pre-funded warrant"), subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant. If any shares of Jade common stock are unvested or subject to a repurchase option or risk of forfeiture at the First Effective Time (the "Jade Restricted Stock"), then the shares of Aerovate common stock issued in exchange for such shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.

In connection with the Merger, each outstanding and unexercised option to purchase shares of Jade common stock will be assumed by Aerovate and will be converted into an option to purchase shares of Aerovate's common stock, with necessary adjustments to reflect the Exchange Ratio. See the section titled "*The Merger Agreement — Treatment of Jade Options*" beginning on page 158 of the accompanying proxy statement/prospectus.

Each share of Aerovate common stock that is issued and outstanding at the effective time of the Merger will remain issued and outstanding and such shares, subject to the proposed reverse stock split, will be unaffected by the Merger. Each option to acquire shares of Aerovate's common stock with an exercise price less than or equal to the Aerovate Closing Price (the "Aerovate ITM Options") will be cancelled and converted into the right to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the Aerovate Closing Price over the exercise price per share of Aerovate common stock underlying such Aerovate option by (B) the number of shares of Aerovate common stock underlying such Aerovate option, and each option with an exercise price greater than the Aerovate Closing Price, as adjusted for the proposed special Cash Dividend (as defined below), to acquire shares of Aerovate's common stock (the "Aerovate OTM Options") will be cancelled for no consideration. As used herein, the "Aerovate Closing Price" means the volume weighted average closing trading price of a share of Aerovate common stock on The Nasdaq Stock Market LLC ("Nasdaq"), for the five (5) consecutive trading days ending three (3) days immediately prior to the anticipated date for the special meeting of Aerovate stockholders. Each unvested Aerovate restricted stock unit ("Aerovate RSU") shall be accelerated in full.

Based on Aerovate's and Jade's capitalization as of March 10, 2025 and taking into account Aerovate's current cash position, each share of Jade common stock is currently estimated to be entitled to receive approximately 22.0844 shares of Aerovate common stock and each share of Jade Preferred Stock is currently estimated to be entitled to receive approximately 0.0220844 shares of Aerovate Series A Preferred Stock. This estimated Exchange Ratio does not give effect to the proposed Aerovate reverse stock split and is subject to adjustment based on Aerovate's estimated Net Cash (as defined herein) at the closing of the First Merger as described in more detail in the section titled "*The Merger Agreement — Exchange Ratio*" beginning on page 156 of the accompanying proxy statement/prospectus.

Prior to the closing of the Merger (the "Closing"), certain investors have agreed to purchase shares of Jade common stock or pre-funded warrants for an aggregate purchase price of approximately $300 million, including the conversion of Jade's previously issued $95 million convertible notes, referred to herein as the "Jade Pre-Closing Financing." The closing of the Jade Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Closing as well as certain other conditions.

Immediately after the Merger, Aerovate securityholders as of immediately prior to the Merger are expected to own approximately 1.4% of the outstanding shares of the Combined Company on a fully-diluted basis, former Jade securityholders, excluding shares purchased in the Jade Pre-Closing Financing, are expected to own approximately 40.0% of the outstanding shares of the Combined Company on a fully-diluted basis, and shares and pre-funded warrants issued in the Jade Pre-Closing Financing are expected to represent approximately 58.6% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions.

Shares of Aerovate common stock are currently listed on Nasdaq under the symbol "AVTE." Aerovate has filed an initial listing application for the Combined Company with Nasdaq. After completion of the Merger, Aerovate will be renamed "Jade Biosciences, Inc." and it is expected that the common stock of the Combined Company will trade on Nasdaq under the symbol "JBIO." On March 24, 2025, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Aerovate common stock was $2.55 per share. Under the Merger Agreement, each of Aerovate's and Jade's obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties of various conditions, including that the shares of Aerovate common stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger. In the event that the shares of Aerovate common stock to be issued in the Merger are not approved for listing on Nasdaq, it is possible that Aerovate and Jade may mutually agree to waive the applicable condition and nonetheless proceed with completion of the Merger. If such condition is waived, Aerovate will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. Accordingly, you are advised that Aerovate stockholders will not have certainty regarding the listing of the combined company's shares at the time you are asked to vote at the special meeting described below.

The Jade Pre-Closing Financing is more fully described in the accompanying proxy statement/prospectus.

Aerovate stockholders are cordially invited to attend the special meeting in lieu of the annual meeting of Aerovate stockholders. Aerovate is holding its special meeting in lieu of the annual meeting of stockholders (the "Aerovate Special Meeting"), on April 16, 2025, at 9 a.m., Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and related matters. The Aerovate Special Meeting will be held at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts 02210. Aerovate stockholders will be able to attend and participate in the Aerovate Special Meeting in person where they will be able to ask questions and vote. At the Aerovate Special Meeting, Aerovate will ask its stockholders to:

1. Approve the issuance of shares of common stock of Aerovate (including the shares of Aerovate common stock issuable upon conversion of the Aerovate Series A Preferred Stock and exercise of the Aerovate pre-funded warrants) to stockholders of Jade pursuant to the terms of the Merger Agreement, a copy of which is attached as *Annex A* to the accompanying proxy statement/ prospectus, which will (i) represent more than 20% of the shares of Aerovate common stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b) (the "Nasdaq Stock Issuance Proposal" or "Proposal No. 1");

2. Approve an amendment to the amended and restated certificate of incorporation of Aerovate to effect a reverse stock split of Aerovate's issued and outstanding common stock at a ratio determined by the Aerovate board of directors and agreed to by Jade, of one new share of Aerovate common stock for every 20 to 120 shares (or any number in between) of outstanding Aerovate common stock, in the form attached as *Annex B* to the accompanying proxy statement/prospectus (the "Reverse Stock Split Proposal" or "Proposal No. 2");

3. Approve an amendment to the amended and restated certificate of incorporation of Aerovate to increase the number of shares of Aerovate common stock that Aerovate is authorized to issue from 150,000,000 to 300,000,000, in the form attached as *Annex C* (the "Authorized Share Increase Proposal" or "Proposal No. 3");

4. Approve the redomestication of Aerovate from the State of Delaware to the State of Nevada by conversion (the "Redomestication Proposal" or "Proposal No. 4");

5. Approve the Jade Biosciences, Inc. 2025 Stock Incentive Plan (the "Stock Plan Proposal" or "Proposal No. 5");

6. Approve the Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan (the "ESPP Proposal" or "Proposal No. 6");

7. Elect the three Class I directors, Mark Iwicki, Timothy P. Noyes, and Donald J. Santel, to Aerovate's board of directors and to hold office until Aerovate's 2028 annual meeting of stockholders and until their successor has been duly elected and qualified, or until their earlier death, resignation or removal; provided that if the Merger is consummated, the approval of Proposal No. 7 will only have an effect until the completion of the Merger because the composition of Aerovate's board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement (the "Director Election Proposal" or "Proposal No. 7");

8. Ratify the appointment of KPMG LLP as Aerovate's independent registered public accounting firm for fiscal year ending December 31, 2025; provided that PricewaterhouseCoopers LLP is expected to be appointed for that fiscal year if the Merger is completed (the "Auditor Ratification Proposal" or "Proposal No. 8");

9. Approve an adjournment of the Aerovate Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3 (the "Adjournment Proposal" or "Proposal No. 9"); and

10. Transact such other business as may properly come before the stockholders at the Aerovate Special Meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, certain Aerovate stockholders who in the aggregate owned approximately 37.7% of the outstanding shares of Aerovate as of March 10, 2025, and certain Jade stockholders who in the aggregate owned approximately 99.0% of the outstanding shares of Jade capital stock as of March 10, 2025, are parties to stockholder support agreements with Aerovate and Jade, respectively, whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to Jade stockholders, adoption of the Merger Agreement and approval of the Merger and, with respect to such Aerovate stockholders, Proposal Nos. 1 – 7, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Jade stockholders holding a sufficient number of shares of Jade capital stock to adopt the Merger Agreement and approve the Merger and related transactions will be asked to execute written consents providing for such adoption and approval.

Further, prior to the First Effective Time, the Aerovate board of directors will declare and set aside the aggregate cash amount to be paid in accordance with a pre-Closing special cash dividend (the "Cash Dividend") to holders of record of outstanding shares of Aerovate common stock as of a record date prior to the First Effective Time, to be set by the Aerovate board of directors as close as reasonably practicable to (but not later than) the anticipated Closing. The ex-dividend date in respect of such Cash Dividend will be determined by Nasdaq. Aerovate stockholders of record who continue to hold their eligible shares of Aerovate common stock until market open on the ex-dividend date will be entitled to payment of the Cash Dividend. The Cash Dividend will be equal in the aggregate to Aerovate's reasonable, good faith approximation of the amount by which Aerovate's Net Cash (as determined pursuant to the Merger

Agreement) is expected to exceed $0 as of the closing of the Merger. The aggregate amount of the Cash Dividend is expected to be approximately $65.0 million.

After careful consideration, each of the Aerovate and Jade boards of directors have approved the Merger Agreement and have determined that it is advisable to consummate the Merger. Aerovate's board of directors has approved the proposals described in the accompanying proxy statement/prospectus and recommends that its stockholders vote "FOR" the proposals described in the accompanying proxy statement/ prospectus.

**More information about Aerovate, Jade, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Aerovate urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 27 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.**

Aerovate and Jade are excited about the opportunities the Merger brings to Aerovate's and Jade's stockholders and thank you for your consideration and continued support. Sincerely,

| | |
|---|---|
| Timothy Noyes | Tom Frohlich |
| *Chief Executive Officer* | *Chief Executive Officer* |
| Aerovate Therapeutics, Inc. | Jade Biosciences, Inc. |

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/ prospectus. Any representation to the contrary is a criminal offense.**

**The accompanying proxy statement/prospectus is dated March 25, 2025, and is first being mailed to Aerovate's stockholders on or about March 25, 2025.**

**AEROVATE THERAPEUTICS, INC.**
**930 Winter Street, Suite M-500**
**Waltham, MA 02451**
**(617) 443-2400**

**NOTICE OF SPECIAL MEETING OF STOCKHOLDERS IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS**

To the stockholders of Aerovate Therapeutics, Inc.:

**NOTICE IS HEREBY GIVEN** that a special meeting in lieu of the annual meeting of stockholders (the "Aerovate Special Meeting"), will be held on April 16, 2025, at 9:00 a.m., Eastern Time, unless postponed or adjourned to a later date. The Aerovate Special Meeting will be held at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts 02210. You will be able to attend and participate in the Aerovate Special Meeting in person where you will be able to ask questions and vote.

**The Aerovate Special Meeting will be held for the following purposes:**

1. To approve the issuance of shares of common stock of Aerovate Therapeutics, Inc. ("Aerovate") (including the shares of Aerovate common stock issuable upon conversion of the Aerovate Series A Non-Voting Convertible Preferred Stock ("Aerovate Series A Preferred Stock") and exercise of the Aerovate pre-funded warrants) to stockholders of Jade Biosciences, Inc. ("Jade") pursuant to the terms of the Agreement and Plan of Merger among Aerovate, Jade and Caribbean Merger Sub I, Inc. ("Merger Sub I") and Caribbean Merger Sub II, LLC ("Merger Sub II" and together with Merger Sub I, the "Merger Subs"), dated as of October 30, 2024, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which is referred to in this notice as the "Merger Agreement," a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which will (i) represent more than 20% of the shares of Aerovate common stock outstanding immediately prior to the Merger (as defined herein) under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b) (the "Nasdaq Stock Issuance Proposal" or "Proposal No. 1");

2. To approve an amendment to the amended and restated certificate of incorporation of Aerovate to effect a reverse stock split of Aerovate's issued and outstanding common stock at a ratio determined by the Aerovate board of directors and agreed to by Jade, of one new share of Aerovate common stock for every 20 to 120 shares (or any number in between) of outstanding Aerovate common stock, in the form attached as *Annex B* to the accompanying proxy statement/prospectus (the "Reverse Stock Split Proposal" or "Proposal No. 2");

3. To approve an amendment to the amended and restated certificate of incorporation of Aerovate to increase the number of shares of Aerovate common stock that Aerovate is authorized to issue from 150,000,000 to 300,000,000, in the form attached as *Annex C* (the "Authorized Share Increase Proposal" or "Proposal No. 3");

4. To approve the redomestication of Aerovate from the State of Delaware to the State of Nevada by conversion (the "Redomestication Proposal" or "Proposal No. 4");

5. To approve the Jade Biosciences, Inc. 2025 Stock Incentive Plan (the "Stock Plan Proposal" or "Proposal No. 5");

6. To approve the Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan (the "ESPP Proposal" or "Proposal No. 6");

7. Elect the three Class I directors, Mark Iwicki, Timothy P. Noyes, and Donald J. Santel, to Aerovate's board of directors and to hold office until Aerovate's 2028 annual meeting of stockholders and until their successor has been duly elected and qualified, or until their earlier death, resignation or removal; provided that if the Merger is consummated, the approval of Proposal No. 7 will only have an effect until the completion of the Merger because the composition of

Aerovate's board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement (the "Director Election Proposal" or "Proposal No. 7");

8. Ratify the appointment of KPMG LLP as Aerovate's independent registered public accounting firm for fiscal year ending December 31, 2025; provided that PricewaterhouseCoopers LLP is expected to be appointed for that fiscal year if the Merger is completed (the "Auditor Ratification Proposal" or "Proposal No. 8");

9. To approve an adjournment of the Aerovate Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3 (the "Adjournment Proposal" or "Proposal No. 9"); and

10. To transact such other business as may properly come before the stockholders at the Aerovate Special Meeting or any adjournment or postponement thereof.

**Record Date:** Aerovate's board of directors has fixed March 14, 2025 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Aerovate Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of Aerovate common stock at the close of business on the record date are entitled to notice of, and to vote at, the Aerovate Special Meeting. At the close of business on the record date, Aerovate had 28,985,019 shares of common stock outstanding and entitled to vote.

**Your vote is important. The affirmative vote of a majority of the votes properly cast at the Aerovate Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 5, 6, 8 and 9. The affirmative vote of a majority of the outstanding shares of Aerovate common stock entitled to vote thereon is required for approval of Proposal Nos. 2, 3 and 4. With respect to Proposal No. 7, the directors are elected by a plurality of the votes properly cast at the Aerovate Special Meeting, and the nominees for director receiving the highest number of affirmative votes will be elected. Approval of each of Proposal No. 1, Proposal No. 2 and Proposal No. 3 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.**

**Even if you plan to attend the Aerovate Special Meeting, Aerovate requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Aerovate Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Aerovate Special Meeting.**

**AEROVATE'S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO AEROVATE AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. AEROVATE'S BOARD OF DIRECTORS RECOMMENDS THAT AEROVATE STOCKHOLDERS VOTE "FOR" EACH SUCH PROPOSAL.**

**Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to Be Held on April 16, 2025 at 9:00 a.m., Eastern Time at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts 02210.**

The proxy statement/prospectus and annual report to stockholders in connection with the special meeting in lieu of annual meeting are available at *www.InvestorVote.com/AVTE* .

By Order of Aerovate's Board of Directors,

Timothy Noyes
Chief Executive Officer

March 25, 2025

## EXPLANATORY NOTE

The issuances of (i) all shares of Aerovate common stock in exchange for each share of Jade common stock (including shares of Jade common stock issued in the Jade Pre-Closing Financing), (ii) all shares of Aerovate common stock issuable upon exercise of pre-funded warrants issued in exchange for pre-funded warrants to purchase shares of Jade common stock sold in the Jade Pre-Closing Financing, (iii) all shares of Aerovate common stock issuable upon conversion of Aerovate Series A Preferred Stock issued in exchange for each share of Jade preferred stock, (iv) all Aerovate pre-funded warrants in exchange for each Jade pre-funded warrant and (v) all shares of Aerovate Series A Preferred Stock in exchange for each share of Jade Series Seed Convertible Preferred Stock, par value $0.0001 per share ("Jade Preferred Stock") are intended to be covered by this registration statement on Form S-4 of which this proxy statement/prospectus is a part. There is no difference between the shares of Aerovate common stock that will be issued in exchange for each share of Jade common stock issued in the Jade Pre-Closing Financing, the shares of Aerovate common stock that will be issued in exchange for each other share of Jade common stock, the shares of Aerovate common stock that will be issuable upon the exercise of pre-funded warrants that will be issued in exchange for pre-funded warrants to purchase shares of Jade common stock sold in the Jade Pre-Closing Financing, the shares of Aerovate common stock that will be issuable upon conversion of Aerovate Series A Preferred Stock that will be issued in exchange for each share of Jade Preferred Stock, the Aerovate pre-funded warrants that will be issued in exchange for each Jade pre-funded warrant and the shares of Aerovate Series A Preferred Stock that will be issued in exchange for shares of Jade Preferred Stock.

## REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Aerovate Therapeutics, Inc. that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission website (*www.sec.gov*) or upon your written or oral request by contacting the Corporate Secretary of Aerovate Therapeutics, Inc. by calling (617) 443-2400 or via email to Legal@AerovateTx.com.

**To ensure timely delivery of these documents, any request should be made no later than April 2, 2025 to receive them before the Aerovate Special Meeting**.

For additional details about where you can find information about Aerovate, please see the section titled "*Where You Can Find More Information*" beginning on page 405 of this proxy statement/prospectus.

# TABLE OF CONTENTS

# QUESTIONS AND ANSWERS ABOUT THE MERGER

*Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.*

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

**Q: What is the Merger?**

**A:** On October 30, 2024, Aerovate, Jade, Merger Sub I and Merger Sub II entered into the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as *Annex A*. The Merger Agreement contains the terms and conditions of the proposed Merger. Pursuant to the Merger Agreement, Merger Sub I will merge with and into Jade, with Jade continuing as a wholly owned subsidiary of Aerovate and the surviving corporation of the First Merger. Jade will then merge with and into Merger Sub II, with Merger Sub II being the surviving entity of the Second Merger. This entire transaction is referred to in this proxy statement/prospectus as the "Merger." In connection with the Merger, Aerovate will change its corporate name to "Jade Biosciences, Inc."

**Q: What will Jade securityholders receive in the Merger?**

**A:** At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Jade common stock (including shares of Jade common stock issued in the Jade Pre-Closing Financing) (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be converted into the right to receive a number of shares of Aerovate common stock equal to the Exchange Ratio (described in more detail in the section titled "*The Merger Agreement — Exchange Ratio*" beginning on page 156 of this proxy statement/ prospectus), (ii) each then-outstanding share of Jade Preferred Stock will be converted into the right to receive a number of shares of Aerovate Series A Preferred Stock, which are each convertible into 1,000 shares of Aerovate common stock, equal to the Exchange Ratio divided by 1,000, in accordance with the terms of the Merger Agreement, (iii) each then-outstanding option to purchase Jade common stock will be assumed by Aerovate and converted into an option to purchase shares of Aerovate common stock, subject to adjustment as set forth in the Merger Agreement, and (iv) each then-outstanding pre-funded warrant to purchase shares of Jade common stock will be converted into an Aerovate pre-funded warrant, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant.

For a more complete description of the treatment of Jade securities in the Merger, please see the sections titled "*The Merger Agreement — Merger Consideration,*" and "*The Merger Agreement — Exchange Ratio*" beginning on pages 155 and 156, respectively, of this proxy statement/prospectus. For a description of the effect of the Jade Pre-Closing Financing on Jade's current securityholders, please see the section titled "*Agreements Related to the Merger — Subscription Agreement*" beginning on page 172 of this proxy statement/prospectus.

**Q: What will Aerovate securityholders receive in the Merger?**

**A:** Each share of Aerovate common stock that is issued and outstanding at the effective time of the Merger will remain issued and outstanding and such shares, subject to the proposed reverse stock split, will be unaffected by the Merger. Each option to acquire shares of Aerovate's common stock with an exercise price less than or equal to the Aerovate Closing Price will be cancelled and converted into the right to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the Aerovate Closing Price over the exercise price per share of Aerovate common stock underlying such Aerovate option by (B) the number of shares of Aerovate common stock underlying such Aerovate option, and each other option to acquire shares of Aerovate's common stock will be cancelled for no consideration. Immediately after the Merger, Aerovate securityholders as of immediately prior to the Merger are expected to own approximately

1.4% of the outstanding shares of the Combined Company on a fully-diluted basis, former Jade securityholders, excluding shares purchased in the Jade Pre-Closing Financing, are expected to own approximately 40.0% of the outstanding shares of the Combined Company on a fully-diluted basis, and shares and pre-funded warrants issued in the Jade Pre-Closing Financing are expected to represent approximately 58.6% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Aerovate's Net Cash as of Closing being approximately $0.

In addition, prior to the First Effective Time, Aerovate's board of directors expects to declare the Cash Dividend to stockholders of record of outstanding shares of Aerovate common stock as of the record date prior to the First Effective Time, to be set by Aerovate's board of directors as close as reasonably practicable to (but not later than) the First Effective Time. The ex-dividend date in respect of such Cash Dividend will be determined by Nasdaq. Aerovate stockholders of record who continue to hold their eligible shares of Aerovate common stock until market open on the ex-dividend date will be entitled to payment of the Cash Dividend. The Cash Dividend will be equal in the aggregate to Aerovate's reasonable, good faith approximation of the amount by which Aerovate's Net Cash (as determined pursuant to the Merger Agreement) is expected to exceed $0. Aerovate currently estimates that the aggregate amount of cash to be distributed to stockholders of record as of the record date for the Cash Dividend will be approximately $65.0 million.

For a more complete description of the treatment of Aerovate securities in the Merger, please see the sections titled "*The Merger Agreement — Merger Consideration*," "*The Merger Agreement — Exchange Ratio*," and "*Market Price and Dividend Information*" beginning on pages 155, 156 and 26, respectively, of this proxy statement/prospectus.

**Q: Why are the two companies proposing to merge?**

**A:** Aerovate and Jade believe that combining the two companies will result in a company focused on developing biologics designed to optimize the treatment of autoimmune diseases with a strong leadership team and substantial capital resources. For a more complete description of the reasons for the Merger, please see the sections titled "*The Merger — Aerovate's Reasons for the Merger*" and "*The Merger — Jade's Reasons for the Merger*" beginning on pages 123 and 128, respectively, of this proxy statement/ prospectus.

**Q: What will happen to Aerovate if, for any reason, the Merger with Jade does not close?**

**A:** Aerovate has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed Merger with Jade. In the event the Merger does not close, Aerovate will have a limited ability to continue its current operations indefinitely. Although Aerovate's board of directors may elect, among other things, to attempt to complete another strategic transaction if the Merger with Jade does not close, Aerovate's board of directors may instead take steps necessary to liquidate or dissolve Aerovate's business and assets if a viable alternative strategic transaction is not available. If Aerovate decides to dissolve and liquidate its assets, Aerovate would be required to pay all of its contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing of such liquidation and distribution of available cash left to distribute to stockholders after paying the obligations of Aerovate and setting aside funds for reserves.

**Q: Why am I receiving this proxy statement/prospectus?**

**A:** You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Aerovate as of the applicable record date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

- a proxy statement of Aerovate used to solicit proxies for the Aerovate Special Meeting to vote on the matters set forth herein;

- a prospectus of Aerovate used to offer (i) shares of Aerovate common stock issued in exchange for shares of Jade common stock (including shares of Jade common stock issued in the Jade Pre-Closing

Financing), (ii) shares of Aerovate common stock issuable upon exercise of pre-funded warrants issued in exchange for pre-funded warrants to purchase shares of Jade common stock sold in the Jade Pre-Closing Financing, and (iii) shares of Aerovate common stock issuable upon conversion of Aerovate Series A Preferred Stock issued in exchange for shares of Jade Preferred Stock in the Merger (see the section titled "*EXPLANATORY NOTE*" on page i of this proxy statement/prospectus); and

• the annual report of Aerovate provided as the Aerovate Special Meeting is in lieu of Aerovate's annual meeting.

**Q: What is the Jade Pre-Closing Financing?**

**A:** On October 30, 2024, concurrently with the execution and delivery of the Merger Agreement, Jade entered into the Securities Purchase Agreement with certain investors named therein, including, among others, Fairmount, Venrock Healthcare Capital Partners, and a large investment firm, with participation from Deep Track Capital, Braidwell LP, Driehaus Capital Management, Frazier Life Sciences, RA Capital Management, Great Point Partners, Soleus Capital, Avidity Partners, Blackstone Multi-Asset Investing, Logos Capital, Deerfield Management, OrbiMed, and Samsara BioCapital, pursuant to which such investors agreed to purchase shares of Jade common stock and pre-funded warrants to purchase shares of Jade common stock at an estimated purchase price of $5.9407 per share and $5.9406 per pre-funded warrant for an aggregate purchase price of approximately $300.0 million (which reflects the conversion of the previously issued $95 million of convertible notes). The conversion price of the convertible notes will be the product resulting from multiplying the price per share in the Jade Pre-Closing Financing by 0.80. Shares of Jade common stock and pre-funded warrants issued pursuant to this financing transaction will be converted into shares of Aerovate common stock and Aerovate pre-funded warrants in accordance with the Exchange Ratio and the Merger Agreement. Aerovate shareholders should not consider investments made by Jade's existing investors as a factor when making a decision on how to vote on the proposals in this proxy statement/prospectus, since Jade's existing investors may have had different risk tolerances.

Immediately after the Merger, the shares of Jade common stock and Jade pre-funded warrants issued in the Jade Pre-Closing Financing are expected to represent approximately 58.6% of the outstanding shares of common stock of the Combined Company. Aerovate, Jade and the investors participating in the Jade Pre-Closing Financing have also agreed to enter into a registration rights agreement at the closing of the Jade Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of Aerovate common stock that are held by the investors participating in the Jade Pre-Closing Financing from time to time pursuant to Rule 415. The closing of the Jade Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Closing as well as certain other conditions.

For a more complete description of the Jade Pre-Closing Financing, please see the sections titled "*Agreements Related to the Merger — Subscription Agreement*" and "*Agreements Related to the Merger — Registration Rights Agreement*" beginning on pages 172 and 174 of this proxy statement/ prospectus, respectively.

**Q: What proposals will be voted on at the Aerovate Special Meeting in connection with the Merger?**

**A:** Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the requisite stockholder vote at the Aerovate Special Meeting in order for the Merger to close (the "Merger Proposals"):

• **Proposal No. 1 — The Nasdaq Stock Issuance Proposal** to approve the issuance of shares of common stock of Aerovate (including the shares of Aerovate common stock issuable upon conversion of the Aerovate Series A Preferred Stock and exercise of the Aerovate pre-funded warrants) to stockholders of Jade pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which will (i) represent more than 20% of the shares of Aerovate common stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b);

- **Proposal No. 2 — The Reverse Stock Split Proposal** to approve an amendment to the amended and restated certificate of incorporation of Aerovate to effect a reverse stock split of Aerovate's issued and outstanding common stock at a ratio determined by the Aerovate board of directors and agreed to by Jade, of one new share of Aerovate common stock for every 20 to 120 shares (or any number in between) of outstanding Aerovate common stock, in the form attached as *Annex B* to the accompanying proxy statement/prospectus; and

- **Proposal No. 3 — The Authorized Share Increase Proposal** to approve an amendment to the amended and restated certificate of incorporation of Aerovate to increase the number of shares of Aerovate common stock that Aerovate is authorized to issue from 150,000,000 to 300,000,000, in the form attached as *Annex C* to this proxy statement/prospectus.

Approval of each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Merger. The issuance of Aerovate common stock, including shares of common stock issuable upon conversion of Aerovate Series A Preferred Stock, in connection with the Merger and the change of control resulting from the Merger will not take place unless Proposal No. 1 is approved by Aerovate stockholders and the Merger is consummated. The amendment to the amended and restated certificate of incorporation of Aerovate to effect a reverse stock split of Aerovate's issued and outstanding common stock will not take place unless Proposal No. 2 is approved by the requisite Aerovate stockholders and the Merger is consummated. The amendment to the amended and restated certificate of incorporation of Aerovate to increase the number of authorized shares of Aerovate common stock will not take place unless Proposal No. 3 is approved by the requisite Aerovate stockholders and the Merger is consummated.

In addition to the requirement of obtaining Aerovate stockholder approval, the Closing is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled "*The Merger Agreement — Conditions to the Completion of the Merger*" beginning on page 168 of this proxy statement/prospectus.

The presence, in person or being represented by proxy, at the Aerovate Special Meeting of the holders of a majority of the shares of Aerovate common stock outstanding and entitled to vote at the Aerovate Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the Merger Proposals.

**Q:** **What proposals are to be voted on at the Aerovate Special Meeting, other than the Merger Proposals?**

**A:** At the Aerovate Special Meeting, the holders of Aerovate common stock will also be asked to consider the following proposals:

- **Proposal No. 4 — The Redomestication Proposal** to approve the redomestication of Aerovate from the State of Delaware to the State of Nevada by conversion (the "Nevada Redomestication");

- **Proposal No. 5 — The Stock Plan Proposal** to approve the Jade Biosciences, Inc. 2025 Stock Incentive Plan;

- **Proposal No. 6 — The ESPP Proposal** to approve the Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan;

- **Proposal No. 7 — The Director Election Proposal** to elect three (3) Class I director nominees named in the accompanying proxy statement/prospectus to Aerovate's board of directors, to serve until Aerovate's 2028 annual meeting of stockholders or until their successor has been duly elected and qualified, or until their earlier death, resignation or removal;

- **Proposal No. 8 — The Auditor Ratification Proposal** to ratify the selection of KPMG LLP as Aerovate's independent registered public accounting firm for the fiscal year ending December 31, 2025; and

- **Proposal No. 9 — The Adjournment Proposal** to approve an adjournment of the Aerovate Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

The approvals of Proposal Nos. 4, 5, 6, 7, 8 and 9 are not conditions to the Merger.

The presence, in person or being represented by proxy, at the Aerovate Special Meeting of the holders of a majority of the shares of Aerovate common stock outstanding and entitled to vote at the Aerovate Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals.

**Q: What stockholder votes are required to approve the proposals at the Aerovate Special Meeting?**

**A:** The affirmative vote of a majority of votes properly cast at the Aerovate Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 5, 6, 8 and 9. The affirmative vote of the holders of a majority of the outstanding shares of Aerovate common stock entitled to vote thereon is required for approval of Proposal Nos. 2, 3 and 4. With respect to Proposal No. 7, directors are elected by a plurality of the votes properly cast at the Aerovate special meeting, and the nominees for director receiving the highest number of affirmative votes properly cast will be elected.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "FOR," "AGAINST" and "WITHHOLD" votes, abstentions and broker non-votes. Abstentions and broker non-votes, if any, will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Votes withheld, abstentions and broker non-votes, if any, will have no effect on Proposal Nos. 1, 5, 6, 7, 8 and 9 and will have the effect of a vote "AGAINST" Proposal Nos. 2, 3 and 4.

**Q: Why is Aerovate seeking stockholder approval to issue shares of Aerovate common stock to existing stockholders of Jade in the Merger?**

**A:** Because the Aerovate common stock is listed on Nasdaq, Aerovate is subject to the Nasdaq rules. Nasdaq Listing Rule 5635(a) requires stockholder approval with respect to the issuance of Aerovate common stock when, among other instances, (i) the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of Aerovate common stock before the issuance and (ii) any director, officer or "Substantial Shareholder" (as defined by Nasdaq Listing Rule 5635(e)(3)) of such company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more. Nasdaq Listing Rule 5635(b) also requires stockholder approval when any issuance or potential issuance will result in a "change of control" of the issuer. Although Nasdaq has not adopted any rule on what constitutes a "change of control" for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Nasdaq will consider all facts and circumstances concerning a transaction, including whether there are any other relationships or agreements between the company and the investor or group. Nasdaq Listing Rule 5635(d) also requires stockholder approval for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common equity securities (or securities convertible into or exercisable for common equity securities) at a price that is less than market value of the stock if the number of equity securities to be issued is or may equal to 20% or more of the common equity securities, or 20% or more of the voting power, outstanding before the issuance.

In the case of the Merger, Aerovate expects to issue approximately 1.1 billion shares of Aerovate common stock, excluding approximately 274.1 million shares of Aerovate common stock underlying the Jade pre-funded warrants and approximately 441.7 million shares of Aerovate common stock underlying the shares of Jade Preferred Stock to be exchanged for Aerovate pre-funded warrants and shares of Aerovate Series A Preferred Stock, respectively, and Aerovate common stock to be issued pursuant to the Merger Agreement (including the shares issued to investors in the Jade Pre-Closing Financing) will represent greater than 20% of its voting stock outstanding before the issuance. Accordingly, Aerovate is seeking stockholder approval of the issuance pursuant to the Merger Agreement and the Jade Pre-Closing Financing under the Nasdaq rules.

**Q: Will the common stock of the Combined Company trade on an exchange?**

**A:** Shares of Aerovate common stock are currently listed on Nasdaq under the symbol "AVTE." Aerovate has filed an initial listing application for the common stock of the Combined Company with Nasdaq. After completion of the Merger, Aerovate will be renamed "Jade Biosciences, Inc." and it is expected that the common stock of the Combined Company will trade on Nasdaq under the symbol "JBIO." It is a condition to the consummation of the Merger that Aerovate will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Aerovate will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties; however, if such condition is waived, Aerovate will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. Accordingly, you are advised that Aerovate stockholders will not have certainty regarding the listing of the combined company's shares at the time you are asked to vote at the Aerovate Special Meeting. For more information, please see the section entitled "*Risk Factors — Risks Related to the Merger — Aerovate and Jade may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the combined company's stock may not be listed on Nasdaq following completion of the Merger*." on page 29 of this proxy statement/ prospectus.

On March 24, 2025 the last trading day before the date of this proxy statement/prospectus, the closing sale price of Aerovate common stock was $2.55 per share.

**Q: Who will be the directors of the Combined Company following the Merger?**

**A:** Immediately following the Merger, the Combined Company's board of directors will be composed of six (6) members, all of whom have been designated by Jade. Effective as of the First Effective Time, Aerovate's board of directors will appoint the following Jade designees: Tom Frohlich, Chris Cain, Eric Dobmeier, Lawrence Klein, Tomas Kiselak and Erin Lavelle, to the board of directors of the Combined Company and concurrently therewith, all of Aerovate's current directors will resign from their positions as directors of Aerovate's board of directors. Mr. Dobmeier is expected to be appointed as Chair of the board of directors of the Combined Company. The staggered structure of the Aerovate board of directors will remain in place for the Combined Company following the completion of the Merger. For additional information, please see the section titled "*Management Following the Merger*" beginning on page 351 of this proxy statement/prospectus.

**Q: Who will be the executive officers of the Combined Company immediately following the Merger?**

**A:** Immediately following the Merger, the executive management team of the Combined Company is expected to consist of members of the Jade executive management team prior to the Merger, including:

| Name | Title |
| --- | --- |
| Tom Frohlich | Chief Executive Officer and Director |
| Jonathan Quick | Senior Vice President, Finance and Treasurer |
| Andrew King, BVMS, Ph.D. | Chief Scientific Officer & Head of Research and Development |
| Hetal Kocinsky, M.D. | Chief Medical Officer |
| Elizabeth Balta, J.D. | General Counsel and Corporate Secretary |

**Q: As an Aerovate stockholder, how does Aerovate's board of directors recommend that I vote?**

**A:** Aerovate's board of directors, in consultation with financial and legal advisors and management, evaluated the terms of the Merger Agreement and the related transactions contemplated thereby and: (i) determined that the Merger and the related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Aerovate and its stockholders; (ii) approved and declared advisable the Merger Agreement and the related transactions contemplated by the Merger Agreement and the Subscription Agreement, including the issuance of shares of Aerovate common stock, including shares of Aerovate common stock issuable upon conversion of Aerovate Series A Preferred Stock, in connection with the Merger and the Jade Pre-Closing Financing, respectively; and (iii) recommends that Aerovate's stockholders vote "FOR" each of the Proposals.

**Q: What risks should I consider in deciding whether to vote in favor of the Merger?**

**A:** You should carefully review the section titled "*Risk Factors*" beginning on page 27 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the Combined Company's business will be subject, and risks and uncertainties to which each of Aerovate and Jade, as independent companies, are subject.

**Q: When do you expect the Merger to be consummated?**

**A:** The Merger is anticipated to close in the first half of 2025, but the exact timing cannot be predicted. For more information, please see the section titled "*The Merger Agreement — Conditions to the Completion of the Merger*" beginning on page 168 of this proxy statement/prospectus.

**Q: Why is Aerovate seeking approval for the Nevada Redomestication?**

**A**: The Aerovate and Jade boards of directors believe that there are several reasons why the Nevada Redomestication is in the best interests of Aerovate and Aerovate's stockholders. First, the Nevada Redomestication will eliminate the Combined Company's obligation to pay the annual Delaware franchise tax, which Aerovate and Jade expect will result in substantial savings to the Combined Company over the long term. In addition, the Nevada Redomestication may help the Combined Company attract and retain qualified management by reducing the risk of lawsuits being filed against the Combined Company and its directors and officers. Aerovate and Jade believe that for the reasons described in this proxy statement/prospectus, in general, Nevada law will provide greater protection to the Combined Company and its directors and officers than Delaware law. The Aerovate board of directors believes that the Nevada Redomestication will give the Combined Company more flexibility and predictability in various corporation transactions.

The Nevada Redomestication must receive a "FOR" vote from a majority of the outstanding shares of Aerovate common stock entitled to vote thereon in order to pass.

**Q: How will the Nevada Redomestication affect the rights of Combined Company stockholders?**

**A:** Your rights as a stockholder currently are governed by Delaware law and the provisions of the amended and restated certificate of incorporation of Aerovate, and Aerovate's amended and restated bylaws. As a result of the Nevada Redomestication, you will become a stockholder of the Combined Company with rights governed by Nevada law and the provisions of the articles of incorporation, in the form attached as *Annex D* to this proxy statement/prospectus, and the bylaws, in the form attached as *Annex E* to this proxy statement/prospectus, of the Combined Company, which differ in certain respects from your current rights. These important differences are discussed and summarized in this proxy statement/prospectus under "*Proposal No. 4 — The Redomestication Proposal — Effects of the Nevada Redomestication — Comparison of Rights of Holders of the Delaware Corporation Capital Stock and the Nevada Corporation Capital Stock*" beginning on page 209 of this proxy statement/prospectus.

**Q: What are the U.S. federal income tax considerations of the Nevada Redomestication to the Combined Company stockholders?**

**A:** Subject to the limitations and qualifications described in the section titled "*Proposal No. 4 — The Redomestication Proposal — U.S. Federal Income Tax Considerations of the Nevada Redomestication*" beginning on page 229 of this proxy statement/prospectus, Aerovate intends that the Nevada Redomestication qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Assuming the Nevada Redomestication so qualifies, a U.S. Holder (as defined therein) of Aerovate stock (as defined therein) will not recognize gain or loss upon the Nevada Redomestication. For a more detailed discussion of the U.S. federal income tax considerations of the Nevada Redomestication, see the section titled "*Proposal No. 4 — The Redomestication Proposal — U.S. Federal Income Tax Considerations of the Nevada Redomestication*" beginning on page 229 of this proxy statement/prospectus.

**Q: What do I need to do now?**

**A:** Aerovate urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the Merger affects you.

*Stockholder of Record: Shares Registered in Your Name*

If you are a stockholder of record, you may vote in person at the Aerovate Special Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card, the form of which is attached as *Annex F* to this proxy statement/prospectus. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the special meeting and we will give you a ballot when you arrive.

- To vote using the proxy card, simply complete, sign and date the proxy card that you may request or that we may elect to deliver at a later time and return it promptly in the envelope provided. If you return your signed proxy card to us before the special meeting, we will vote your shares as you direct.

- To vote over the telephone, dial toll-free 1-800-652-VOTE (8683) using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number found on the proxy card. Your vote must be received by 11:59 p.m. Eastern Time on April 15, 2025 to be counted.

- To vote through the Internet, go to www.InvestorVote.com/AVTE to complete an electronic proxy card. You will be asked to provide the company number and control number from the proxy card. Your vote must be received by 11:59 p.m. Eastern Time on April 15, 2025 to be counted.

*Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent*

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received voting instructions from that organization rather than from Aerovate. Simply follow the voting instructions provided to ensure that your vote is counted. You may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote in person at the Aerovate Special Meeting, you must contact your broker, bank, or other agent and obtain a valid legal proxy in order to attend, participate in and vote at the Aerovate Special Meeting. Follow the voting instructions from your broker, bank or other agent, or contact your broker, bank or other agent for instructions.

**Q: What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?**

**A:** If you are an Aerovate stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 5, 6, 7, 8 and 9 and will have the effect of a vote "AGAINST" Proposal Nos. 2, 3 and 4.

**Q: What if I sign and return a proxy card or otherwise vote but do not indicate specific choices?**

**A:** *Registered Stockholder: Shares Registered in Your Name*

The shares represented by each signed and returned proxy will be voted at the Aerovate Special Meeting by the persons named as proxies in the proxy card in accordance with the instructions indicated on the proxy card. However, if you are the registered stockholder and sign and return your proxy card without giving specific instructions, the persons named as proxies in the proxy card will vote your shares in accordance with the recommendations of the Board. Your shares will be counted toward the quorum requirement.

*Beneficial Owner: Shares Registered in the Name of a Broker, Fiduciary or Custodian*

If you are the beneficial owner and do not direct your broker, fiduciary or custodian how to vote your shares, your broker, fiduciary or custodian will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, fiduciary or custodian is not entitled to vote your shares with respect to "non-routine" proposals, resulting in a "broker non-vote" with respect to such proposals.

**Q:  May I attend the Aerovate Special Meeting and vote in person?**

**A:**  Stockholders of record as of March 14, 2025 will be able to attend and participate in the Aerovate Special Meeting in person. Stockholders who hold their shares in street name should contact their broker, bank or other agent and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Aerovate Special Meeting in person.

**Q:  Who counts the votes?**

**A:**  Computershare has been engaged as Aerovate's independent agent to tabulate stockholder votes, which Aerovate refers to as the inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to Computershare for tabulation. If you hold your shares through a broker, your broker returns one proxy card to Computershare on behalf of all its clients.

**Q:  How can I find out the voting results?**

**A:**  Final voting results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Aerovate Special Meeting.

**Q:  If my Aerovate shares are held in "street name" by my broker, will my broker vote my shares for me?**

**A**:  If you hold shares beneficially in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, bank or other agent is not entitled to vote your shares with respect to "non-routine" proposals, resulting in a "broker non-vote" with respect to such proposals. Accordingly, if you hold your shares beneficially in street name, please be sure to instruct your broker, bank or other agent how to vote to ensure that your vote is counted on each of the proposals, following the procedures provided by your broker, bank or other agent.

**Q:  What are broker non-votes and do they count for determining a quorum?**

**A:**  Generally, a "broker non-vote" occurs when shares held by a broker are not voted with respect to a particular proposal because the broker has not received voting instructions from its clients with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Aerovate Special Meeting. Broker non-votes, if any, will not be counted as "votes properly cast" or "shares entitled to vote" and will therefore have no effect on Proposal Nos. 1, 5, 6, 7, 8 and 9 and will have the effect of a vote "AGAINST" Proposal Nos. 2, 3 and 4.

**Q:  May I revoke and/or change my vote after I have submitted a proxy or provided proxy instructions?**

**A:**  Aerovate stockholders of record, unless such stockholder's vote is subject to a support agreement, may revoke and/or change their vote at any time before their proxy is voted at the Aerovate Special Meeting in one of four ways:

- You may submit another properly completed proxy with a later date by mail or via the internet.

- You can provide your proxy instructions via telephone at a later date.

- You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to Aerovate's corporate secretary. Any written notice of revocation or subsequent proxy card must be received by Aerovate's corporate secretary prior to the taking of the vote at the Aerovate Special Meeting. Such written notice of revocation or subsequent proxy card should be sent to Aerovate's principal executive offices at Aerovate Therapeutics, Inc., 930 Winter Street, Suite M-500, Waltham, Massachusetts 02451, Attention: Corporate Secretary.

- You may attend the Aerovate Special Meeting and vote in person, although attendance at the Aerovate Special Meeting will not, by itself, revoke and/or change your proxy.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by April 15, 2025, 11:59 p.m. Eastern Time to be counted.

If an Aerovate stockholder who owns Aerovate shares in "street name" has instructed a broker to vote its shares of Aerovate common stock, the stockholder must follow directions received from its broker to change and/or revoke those instructions.

**Q: Who is paying for this proxy solicitation?**

**A:** Aerovate and Jade will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Aerovate common stock for the forwarding of solicitation materials to the beneficial owners of Aerovate common stock. Aerovate will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Aerovate has retained Innisfree M&A Incorporated ("Innisfree M&A") to assist in soliciting proxies using the means referred to above. Jade will pay the fees of Innisfree M&A, which Aerovate and Jade expect to be approximately $20,000, plus reimbursement for certain out-of-pocket expenses.

**Q: What are the material U.S. federal income tax considerations of the Merger to U.S. Holders of Aerovate capital stock?**

**A:** Aerovate stockholders will not sell, exchange or dispose of any shares of Aerovate common stock as a result of the Merger. Thus, there will be no U.S. federal income tax considerations to Aerovate stockholders as a result of the Merger.

**Q: What are the U.S. federal income tax consequences of the Merger to U.S. Holders of Aerovate ITM Options?**

**A:** Holders of Aerovate ITM Options will receive a cash payment upon the cancellation of their Aerovate ITM Options. Such cash payment generally will be included in a U.S. Holder's income as ordinary income when paid. For a more detailed discussion of the U.S. federal income tax considerations of the Merger for holders of Aerovate ITM Options, please see the section titled "*The Merger — U.S. Federal Income Tax Considerations of the Merger for U.S. Holders of Aerovate ITM Options*" beginning on page 149 of this proxy statement/prospectus.

**Q: What are the U.S. federal income tax considerations of the Merger to U.S. Holders of Jade capital stock?**

**A:** The Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. As a result, subject to the limitations and qualifications described in the section titled "*The Merger — U.S. Federal Income Tax Considerations of the Merger*" beginning on page 147 of this proxy statement/ prospectus, a U.S. Holder of Jade stock (as defined therein) will not recognize gain or loss upon the exchange of its Jade stock for Aerovate stock. For a more detailed discussion of the U.S. federal income tax considerations of the Merger, please see the section titled "*The Merger — U.S. Federal Income Tax Considerations of the Merger*" beginning on page 147 of this proxy statement/prospectus.

**Q: What are the U.S. federal income tax considerations of the reverse stock split to holders of Aerovate common stock?**

**A:** A holder of Aerovate common stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of Aerovate common stock, and subject to the discussion in the section titled "*Proposal No. 2 — The Reverse Stock Split Proposal — U.S. Federal Income Tax Considerations of the Reverse Stock Split*" beginning on page 200 of this proxy statement/prospectus. Please review the information in the section titled "*Proposal No. 2 — The Reverse Stock Split Proposal — U.S. Federal Income Tax Considerations of the Reverse Stock Split*" beginning on page 200 of this proxy statement/prospectus for a more complete description of the U.S. federal income tax considerations of the reverse stock split to holders of Aerovate common stock.

**Q:  What are the U.S. federal income tax considerations of the Cash Dividend that Aerovate will declare and pay to holders of Aerovate common stock?**

**A**:  The U.S. federal income tax considerations of a holder's receipt of the Cash Dividend generally should be treated first as a dividend to the extent of Aerovate's current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder's basis in Aerovate common stock, and then as capital gain from the sale or exchange of Aerovate common stock with respect to any remaining amount. However, there can be no assurance that it will be so treated. Please review the information in the section titled "*The Merger — U.S. Federal Income Tax Considerations of the Cash Dividend*" beginning on page 149 of this proxy statement/prospectus for a discussion of the U.S. federal income tax considerations of the Cash Dividend to holders of Aerovate common stock.

**Q:  Who can help answer my questions?**

**A**:  If you are an Aerovate stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger or related matters, including the procedures for voting your shares, you should contact:


Innisfree M&A Incorporated
Banks and Brokers Call: (877) 750-8310
Stockholders Call Toll Free: (212) 750-5833


# PROSPECTUS SUMMARY

*This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Aerovate Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/ prospectus, and the documents incorporated by reference therein. For more information, please see the section titled "Where You Can Find More Information" beginning on page 405 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.*

## The Companies

Aerovate Therapeutics, Inc.
930 Winter Street, Suite M-500
Waltham, MA 02451
(617) 443-2400

Aerovate is a biopharmaceutical company. Aerovate's initial focus was on advancing AV 101, its dry powder inhaled formulation of imatinib for the treatment of pulmonary arterial hypertension ("PAH"), a devastating disease impacting approximately 70,000 people in the United States and Europe. On June 17, 2024, Aerovate announced topline results from the Phase 2b portion of our Phase 2b/Phase 3 Inhaled Imatinib Pulmonary Arterial Hypertension Clinical Trial of AV-101 ("IMPAHCT"). Topline data showed that, while AV-101 was generally well tolerated across all dose groups, the study did not meet its primary endpoint for improvement in pulmonary vascular resistance compared to placebo for any of the studied doses or show meaningful improvements in the secondary endpoint of change in six minute walk distance. Aerovate also reviewed data from several additional secondary endpoints of the Phase 2b portion of IMPAHCT, which also failed to show meaningful improvements. Based upon these results and in agreement with the independent study advisory committee, Aerovate halted enrollment and shut down the Phase 3 portion of IMPAHCT as well as the long-term extension study. AV-101 for the treatment of PAH was Aerovate's only product candidate in development. At this time, Aerovate does not intend to resume development of AV-101 or any other product candidates. In July 2024, Aerovate announced the decision to conduct a comprehensive review of strategic alternatives focused on maximizing shareholder value. Aerovate also engaged Wedbush Securities Inc. (Wedbush PacGrow) as its exclusive strategic financial advisor to assist in the process of exploring strategic alternatives.

Since inception in 2018, Aerovate had devoted substantially all its efforts and financial resources to organizing and staffing its company, business planning, raising capital, discovering product candidates and securing related intellectual property rights and conducting research and development activities for AV-101. Aerovate does not have any products approved for sale, and has not generated any revenue from product sales. Aerovate may never be able to develop or commercialize a marketable product.

Jade Biosciences, Inc.
221 Crescent Street, Building 23, Suite 105
Waltham, MA 02453
(781) 312-3013

Jade is a biopharmaceutical company developing potentially differentiated biologic therapies for patients living with autoimmune diseases with the goal of improving upon the existing treatment paradigm through the delivery of improved dosing and convenience, a comparable safety profile, and potentially increased clinical activity. Jade's approach is to discover and efficiently develop biologics that address emerging targets supported by third-party clinical data and that overcome shortcomings of existing product candidates in development, such as potency, bioavailability, formulation, and pharmacokinetic properties. JADE-001, its initial product candidate licensed from Paragon Therapeutics, Inc. ("Paragon"), is a monoclonal antibody targeting a cytokine called "A PRoliferation Inducing Ligand" ("APRIL") that modulates plasma cell survival and immunoglobulin production, which Jade plans to initially develop for the treatment of IgA nephropathy ("IgAN"). IgAN is an autoimmune disease typically diagnosed in young adults with an estimated incidence of at least 2.5 cases in every 100,000 adults in studies spanning multiple countries, an estimate that likely underestimates the true prevalence since confirmatory diagnosis requires a kidney biopsy. While there are three small molecule drugs that have been approved for the treatment of IgAN, Tarpeyo, Filspari and Fabhalta, there are not yet any disease-modifying therapies approved for the treatment of IgAN that directly target the excess production of a pathogenic form of IgA and stabilize kidney function. Emerging third-party clinical data has highlighted the critical importance of APRIL. JADE-001 has been engineered to address two key limitations of anti-APRIL monoclonal antibody candidates currently in clinical development: potency and pharmacokinetic half-life. Increased APRIL binding affinity, improved potency in in vitro functional assays and an extended pharmacokinetic half-life in non-human primates ("NHPs") have been observed in head-to-head preclinical studies of JADE-001 lead clones conducted by Paragon, compared to product candidates currently in clinical development that were manufactured based on public data. Jade does not yet have clinical data regarding patients with IgAN that have been treated with JADE-001 and there can be no assurance that its clinical trials will have similar or comparable results. Although Jade has not yet begun clinical development of JADE-001 and it will be several years before Jade is able to commercialize JADE-001, assuming successful completion of clinical trials, Jade believes that JADE-001 has the potential to capture a sizable portion of what it estimates to be the $10 billion IgAN market, calculated based on the U.S. prevalence multiplied by the proportion of patients with proteinuria (a condition where there is too much protein in the urine) > 0.5g/day. Jade intends to initiate a Phase 1 clinical trial of JADE-001 in healthy volunteers in New Zealand, pending regulatory authorization, in the second half of 2025 with the aim of generating mechanistic biomarker data by the first half of 2026. Pending positive data from this trial, Jade expects to file an Investigational New Drug Application ("IND") or foreign equivalent prior to the initiation of additional clinical trials. In addition to JADE-001, Jade is advancing pre-clinical discovery with respect to two additional product candidate programs, JADE-002 and JADE-003 through its collaboration with Paragon, in inflammation and immunology indications with high unmet need. Jade has options to license exclusive rights to certain antibody candidates discovered and developed by Paragon with respect to its JADE-002 and JADE-003 programs, which are unexercised as of the date of this proxy statement/prospectus. Jade is focused on opportunities with the potential for a product profile to be best-in-class and best-in-indication, the ability to efficiently demonstrate clinical proof-of-concept in indications with high unmet need, and which fit Jade's team's discovery and development expertise.

Jade was founded by leading healthcare investor Fairmount Funds Management LLC ("Fairmount") and launched to research and develop antibody candidates licensed from Paragon, an antibody discovery engine founded by Fairmount and led by industry veterans with extensive experience in drug discovery. Jade considers Paragon and Fairmount to be related parties. See the section titled "*Certain Relationships and Related Party Transactions of the Combined Company — Jade's Relationships with Paragon, Parade and Fairmount*" beginning on page 360 to this proxy statement/prospectus for more information.

Caribbean Merger Sub I, Inc.
930 Winter Street, Suite M-500
Waltham, MA 02451
(617) 443-2400

Merger Sub I is a direct, wholly owned subsidiary of Aerovate and was formed solely for the purpose of carrying out the Merger.

Caribbean Merger Sub II, LLC
930 Winter Street, Suite M-500
Waltham, MA 02451
(617) 443-2400

Merger Sub II is a direct, wholly owned subsidiary of Aerovate and was formed solely for the purpose of carrying out the Merger.

**The Merger** (see page 113)

Subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, at the Closing, Merger Sub I will merge with and into Jade, with Jade continuing as a wholly owned subsidiary of

Aerovate and the surviving corporation of the First Merger and, as part of the same overall transaction, Jade will merge with and into Merger Sub II, with Merger Sub II being the surviving entity of the Second Merger.

**Aerovate's Reasons for the Merger** (see page 123)

After consideration and consultation with its management, consultants and advisors, outside legal counsel and financial advisor, the Aerovate board of directors determined that the Merger Agreement, the Merger and other transactions contemplated thereby are advisable and in the best interests of Aerovate and its stockholders. The Aerovate board of directors considered various reasons to reach its determination. For example:

- the financial condition and prospects of Aerovate and the risks associated with continuing to operate Aerovate on a stand-alone basis, particularly in light of Aerovate's June 2024 decision to discontinue the Phase 2b/Phase 3 clinical trial of AV-101, initiate a process to explore strategic alternatives and reduce its workforce;

- that the Aerovate board of directors and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and the Aerovate board of directors' view that no alternatives to the Merger (including remaining a standalone company, a liquidation and dissolution of Aerovate and the distribution of any available cash, a cash tender offer at a discount to net cash value, and alternative strategic transactions) were reasonably likely to create greater value to Aerovate's stockholders;

- the Aerovate board of directors' conclusion that the Merger would provide Aerovate's existing stockholders an opportunity to participate in the potential growth of the Combined Company following the merger, which will focus on Jade's product candidates, while also receiving a cash payment following the closing of the Merger on account of the special Cash Dividend;

- the Aerovate board of directors' belief, after thorough review of strategic alternatives and discussions with Aerovate's management, outside legal counsel and financial advisor, that the Merger is more favorable to Aerovate's stockholders than the potential value that might have resulted from other strategic alternatives available to Aerovate, including a liquidation and dissolution of Aerovate and the distribution of any available cash or a cash tender offer at a discount to net cash value;

- the Aerovate board of directors' belief that the $8 million enterprise value ascribed to Aerovate would provide the existing Aerovate stockholders significant value for Aerovate's public listing, and afford the Aerovate stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger at the negotiated Exchange Ratio;

- the Aerovate board of directors' belief, after a thorough review of strategic alternatives, such as attempting to further advance the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with Aerovate's management, financial advisors and legal counsel, that the Merger is more favorable to Aerovate stockholders than the potential value that might have resulted from other strategic alternatives available to Aerovate;

- the Aerovate board of directors' belief that, as a result of arm's length negotiations with Jade, Aerovate and its representatives negotiated the highest Exchange Ratio to which Jade was willing to agree and that the other terms of the Merger Agreement include the most favorable terms to Aerovate in the aggregate to which Jade was willing to agree; and

- the Aerovate board of directors' view, following a review with Aerovate's management and advisors of Jade's current development and clinical trial plans, of the likelihood that the Combined Company would possess sufficient cash resources at the closing of the Merger, or have access to sufficient resources, to fund continued development of Jade's product candidates through upcoming value inflection points.

**Jade's Reasons for the Merger** (see page 128)

In the course of reaching its decision to approve the Merger and the Jade Pre-Closing Financing, Jade's board of directors held several meetings, consulted with Jade's senior management, legal counsel and financial advisors, and considered a wide variety of factors. Ultimately, Jade's board of directors concluded that a merger with Aerovate, together with the additional financing committed from the Jade Pre-Closing Financing, was the best option to generate capital resources to support the advancement of Jade's pipeline and fund the combined organization.

Additional factors Jade's board of directors considered included the following (which factors are not necessarily presented in any order of relative importance):

- the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Jade's pipeline, compared to the capital and investors Jade could otherwise gain access to if it continued to operate as a privately-held company;

- the potential benefits from increased public market awareness of Jade and its pipeline;

- the historical and current information concerning Jade's business, including its financial performance and condition, operations, management and preclinical data;

- Jade's board of directors' belief that no alternatives to the Merger, together with the additional financing committed from the Jade Pre-Closing Financing, were reasonably likely to create greater value for Jade stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Jade board of directors;

- Jade's board of directors' expectation that the Merger, together with the additional financing committed from the Jade Pre-Closing Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

- the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company's current and planned preclinical studies and planned clinical trials);

- the business, history, operations, financial resources, assets, technology and credibility of Aerovate; and

- the terms and conditions of the Merger Agreement.

Jade's board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

- the possibility that the Merger or the Jade Pre-Closing Financing might not be completed;

- the Exchange Ratio used to establish the number of shares of Aerovate's common stock to be issued to Jade stockholders in the Merger is fixed, except for adjustments due to Aerovate's Net Cash balances, the amount of proceeds from the Jade Pre-Closing Financing and outstanding capital stock at Closing, and thus the relative percentage ownership of Aerovate stockholders and Jade stockholders in the combined organization immediately following the completion of the Merger is similarly fixed;

- the potential reduction of Aerovate's Net Cash prior to the Closing;

- the possibility that Aerovate could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

- the costs involved in connection with completing the Merger, the time and effort of Jade senior management required to complete the Merger, the related disruptions or potential disruptions to Jade's business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Jade, and related administrative challenges associated with combining the companies;

- the additional expenses and obligations to which Jade's business will be subject to following the Merger that Jade has not previously been subject to, and the operational changes to Jade's business, in each case that may result from being a public company; and

- various other risks associated with the combined organization and the Merger, including the risks described in the section titled "*Risk Factors*" beginning on page 27 of this proxy statement/prospectus.

**Interests of Aerovate Directors and Executive Officers in the Merger** (see page 140)

In considering the recommendation of the Aerovate board of directors with respect to issuing shares of Aerovate common stock and Aerovate Series A Preferred Stock in the Merger and the other matters to be acted upon by the Aerovate stockholders at the Aerovate Special Meeting, Aerovate stockholders should be aware that Aerovate's directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Aerovate's stockholders generally. Interests of the directors and executive officers may be different from or in addition to the interests of the stockholders for the following reasons, among others:

- Under the Merger Agreement, Aerovate's directors and executive officers are entitled to continued indemnification, expense reimbursement and insurance coverage.

- In connection with the Merger, each Aerovate ITM Option (including those held by Aerovate's executive officers and directors) will vest in full upon the Closing and, once vested, such options shall be cancelled in exchange for the cash difference between the Aerovate Closing Price and such option's exercise price.

- In connection with the Merger, the vesting of each outstanding and unvested Aerovate RSU (including those held by Aerovate's executive officers and directors), if any are outstanding, will accelerate in full and each outstanding and unsettled Aerovate RSU will be settled in shares of Aerovate common stock. As of the date of this proxy statement/prospectus, there are no Aerovate RSUs outstanding.

- In connection with his anticipated termination of employment following the effective time of the Merger, Timothy Noyes, Aerovate's Chief Executive Officer and George Eldridge, Aerovate's Chief Financial Officer, would be entitled to receive certain enhanced severance payments and benefits under the terms of their respective employment agreements with Aerovate.

These interests are discussed in more detail in the section titled "*The Merger — Interests of Aerovate Directors and Executive Officers in the Merger*" beginning on page 140 of this proxy statement/prospectus. The members of Aerovate's board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to the stockholders that the Merger Proposals be approved.

Certain Aerovate stockholders have also entered into support agreements in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled "*Agreements Related to the Merger — Support Agreements*" beginning on page 172 of this proxy statement/prospectus.

**Interests of Jade Directors and Executive Officers in the Merger** (see page 142)

In considering the recommendation of Jade's board of directors with respect to approving the Merger, stockholders should be aware that Jade's directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Jade stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

- as of March 10, 2025, Jade's current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 80.6% of the shares of Jade capital stock, which for purposes of this subsection excludes any Jade shares issuable upon exercise or settlement of Jade options held by such individual;

- Fairmount Healthcare Fund II L.P. ("Fairmount Fund II"), an affiliate of Tomas Kiselak and Chris Cain, Jade directors, currently holds shares of capital stock and an unsecured convertible promissory note with an initial principal amount of $20.0 million at an interest rate of 12% per annum of Jade and has agreed to purchase shares and pre-funded warrants in the Jade Pre-Closing Financing;

- in connection with the Merger, each option to purchase shares of Jade common stock held by Jade's executive officers and directors, whether or not vested, will be converted into an option to purchase shares of the Combined Company's common stock, on the same terms and conditions (including any vesting and acceleration provisions);

- Jade's directors and executive officers are expected to become directors and executive officers of the Combined Company upon completion of the Merger; and

- Jade's directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

Jade's board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Jade stockholders approve the Merger as contemplated by this proxy statement/prospectus.

**Opinion of Aerovate's Financial Advisor** (see page 130)

Aerovate retained Lucid Capital Markets, LLC ("Lucid") to render an opinion to Aerovate's board of directors as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of the common stock of Aerovate in connection with the Merger and the other transactions contemplated by the Merger Agreement. On October 30, 2024, Lucid rendered to the Aerovate board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Aerovate board of directors dated October 30, 2024, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Lucid in preparing its opinion, the Exchange Ratio proposed to be paid by Aerovate pursuant to the Merger Agreement was fair, from a financial point of view, to Aerovate.

The full text of the written opinion of Lucid, dated October 30, 2024, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Lucid in preparing its opinion, is attached as *Annex G* to this proxy statement/prospectus and is incorporated herein by reference. **Lucid's financial advisory services and opinion were provided for the information and assistance of Aerovate's board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Aerovate board of directors' consideration of the Merger and the opinion of Lucid addressed only the fairness, from a financial point of view, as of the date thereof, to Aerovate of the Exchange Ratio proposed to be paid by Aerovate pursuant to the terms of the Merger Agreement. The opinion of Lucid did not address any other term or aspect of the Merger Agreement or the Merger and does not constitute a recommendation to any stockholder of Aerovate as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger or any other matter.**

**The full text of the written opinion of Lucid should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by Lucid in preparing its opinion.**

**Overview of the Merger Agreement and Agreements Related to the Merger Agreement**

*Merger Consideration* (see page 155)

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Jade common stock (including shares of Jade common stock issued in the Jade Pre-Closing Financing) (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be converted into the right to receive a number of shares of Aerovate common stock equal to the Exchange Ratio (described in more detail in the section titled "*The Merger Agreement — Exchange Ratio*" beginning on page 156 of this proxy statement/prospectus), (ii) each then-outstanding share of Jade Preferred Stock will be converted into the right to receive a number of shares of Aerovate Series A Preferred Stock, which are each convertible into 1,000 shares of Aerovate common stock, equal to the Exchange Ratio divided by 1,000, in accordance with the terms of the Merger Agreement, (iii) each then-outstanding option to purchase Jade common stock will be assumed by Aerovate, subject to adjustment as set forth in the Merger Agreement, and (iv) each then-outstanding pre-funded warrant to purchase shares of Jade common stock will be converted into an Aerovate pre-funded warrant, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant.

Immediately after the Merger, Aerovate securityholders as of immediately prior to the Merger are expected to own approximately 1.4% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis and former holders of Jade securities are expected to own approximately 98.6% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if Aerovate's Net Cash as of Closing is lower than $0.

In addition, prior to the First Effective Time, Aerovate expects to declare the Cash Dividend to the pre-First Merger Aerovate stockholders equal in the aggregate to Aerovate's reasonable, good faith approximation of the amount by which Aerovate's Net Cash (as determined pursuant to the Merger Agreement) will exceed $0. Aerovate management currently anticipates that Aerovate's Net Cash as of Closing to be approximately $0, after giving effect to the Cash Dividend, which is expected to be approximately $65.0 million.

### *Jade Options and Jade's Amended and Restated 2024 Equity Incentive Plan* (see page 158)

Under the terms of the Merger Agreement, Aerovate will assume Jade's Amended & Restated 2024 Equity Incentive Plan and each option to purchase shares of Jade common stock that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, will be assumed and converted into an option to purchase shares of Aerovate common stock.

Accordingly, from and after the First Effective Time: (i) each outstanding Jade stock option assumed by Aerovate may be exercised solely for shares of Aerovate common stock; (ii) the number of shares of Aerovate common stock subject to each outstanding Jade stock option assumed by Aerovate will be determined by multiplying (A) the number of shares of Jade common stock that were subject to such Jade stock option assumed by Aerovate, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Aerovate common stock; and (iii) the per share exercise price of each Jade stock option assumed by Aerovate will be determined by dividing (A) the per share exercise price of such Jade stock option, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Jade stock option assumed by Aerovate will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Jade stock option will otherwise remain unchanged.

Each Jade stock option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Aerovate common stock subsequent to the First Effective Time. In addition, the Combined Company's compensation committee will succeed to the authority and responsibility of Jade's board of directors as administrator of Jade's Amended and Restated 2024 Equity Incentive Plan.

### *Jade Pre-Funded Warrants* (see page 158)

Under the terms of the Merger Agreement, each pre-funded Jade warrant to purchase shares of Jade common stock issued pursuant to the Jade Pre-Closing Financing that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, will be converted into an Aerovate pre-funded warrant.

Accordingly, from and after the First Effective Time: (i) each outstanding Jade pre-funded warrant assumed by Aerovate may be exercised solely for shares of Aerovate common stock; (ii) the number of shares of Aerovate common stock subject to each outstanding Jade pre-funded warrant assumed by Aerovate will be determined by multiplying (A) the number of shares of Jade common stock issuable upon exercise of the Jade pre-funded warrant that were subject to such Jade pre-funded warrant, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Aerovate common stock; and (iii) the per share exercise price for the Aerovate common stock issuable upon exercise of each Jade pre-funded warrant assumed by Aerovate will be determined by dividing (A) the per share exercise price of Aerovate common stock subject to such Jade pre-funded warrant as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Jade pre-funded warrant assumed by Aerovate will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such Jade pre-funded warrant will otherwise remain unchanged.

Each Jade pre-funded warrant shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Aerovate common stock subsequent to the First Effective Time.

***Aerovate Common Stock and Aerovate Options*** (see page 159)

Except as contemplated by the proposed increase in the number of authorized shares of Aerovate common stock described in Proposal No. 3 of this proxy statement/prospectus and the proposed reverse stock split of issued and outstanding Aerovate common stock described in Proposal No. 2 of this proxy statement/prospectus, Aerovate common stock will remain unaffected by the Merger.

Under the terms of the Merger Agreement, prior to the Closing, Aerovate's board of directors will accelerate the vesting of all equity awards of Aerovate then outstanding but not then vested or exercisable, and cancel each Aerovate ITM Option, in each case, in accordance with the terms of the Merger Agreement. At the First Effective Time, (i) each Aerovate ITM Option will be cancelled and converted into the right to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the Aerovate Closing Price over the exercise price per share of Aerovate common stock underlying such Aerovate ITM Option by (B) the number of shares of Aerovate common stock underlying such Aerovate ITM Option and (ii) each Aerovate OTM Option will be cancelled for no consideration.

***Conditions to the Completion of the Merger*** (see page 168)

To complete the Merger, Aerovate stockholders must approve Proposal No. 1, Proposal No. 2 and Proposal No. 3 and Jade stockholders must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

***Non-Solicitation*** (see page 164)

The Merger Agreement contains non-solicitation provisions prohibiting Aerovate and Jade from soliciting a competing transaction. Each of Aerovate and Jade have agreed that, subject to certain exceptions, Aerovate and Jade and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

- solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry;

- furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

- engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

- subject to certain exceptions set forth in the Merger Agreement, approve, endorse or recommend any Acquisition Proposal;

- execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction;

- take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

- publicly propose to do any of the foregoing.

***Board Recommendation Change*** (see page 165)

Neither Jade's board of directors nor Aerovate's board of directors may change its recommendation in favor of the Merger, except that prior to receipt by such party of its stockholder approval, such party's board of directors may effect a change in recommendation as a result of a material development or change in circumstances ("Intervening Event"), or with respect to a superior offer that did not result from a material breach of the Merger Agreement if:

- such party's board of directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to effect such change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

- such party has provided at least four business days' prior written notice to the other party that it intends to effect a change in recommendation, and during such period has, and has caused its lead financial advisor and outside legal counsel to, negotiate with the other party in good faith to make such adjustments to the terms and conditions so that the acquisition proposal ceases to constitute a superior offer; and

- if, after the other party shall have delivered to such party a written offer to alter the terms or conditions of the Merger Agreement during the four-business day period referred to above, such party's board of directors shall have determined in good faith (based on the advice of its outside legal counsel), that the failure to effect a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In the event of any material amendment to any superior offer, the party considering the superior offer would be required to provide the other party with notice of such material amendment and there would be a new two-business day period following such notification during which the parties would be obligated to comply again with the requirements described above.

In the case of an Intervening Event, the party suffering such event shall promptly notify the other party before effecting a change in recommendation. The written notice is required to state the material facts and circumstances related to the applicable Intervening Event and that such party's board of directors intends to make a change in recommendation.

### *Termination of the Merger Agreement* (see page 169)

Either Aerovate or Jade may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

### *Termination Fee* (see page 171)

If the Merger Agreement is terminated under certain circumstances, Aerovate could be required to pay Jade a termination fee of $2,340,000 or Jade could be required to pay Aerovate a termination fee of $5,250,000.

### *Support Agreements* (see page 172)

Certain stockholders of Jade (solely in their respective capacities as Jade stockholders) holding approximately 99% of the outstanding shares of Jade capital stock have entered into support agreements with Aerovate and Jade to vote all of their shares of Jade capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (the "Jade Support Agreements"). Certain stockholders of Aerovate holding approximately 37.7% of the outstanding shares of Aerovate common stock have entered into support agreements with Aerovate and Jade to vote all of their shares of Aerovate common stock in favor of Proposal Nos. 1 – 7.

### *Lock-Up Agreements* (see page 172)

Certain of Jade's executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Aerovate's common stock or any securities convertible into or exercisable or exchangeable for Aerovate common stock, currently or thereafter owned, including shares of Aerovate common stock issuable upon conversion of Aerovate Series A Preferred Stock issued in exchange for shares of Jade preferred stock in the Merger, but excluding, as applicable, shares purchased by existing Jade stockholders in the Jade Pre-Closing Financing (including any shares of Aerovate common stock issuable upon exercise of pre-funded warrants issued in exchange for pre-funded warrants to purchase shares of Jade common stock sold in the Jade Pre-Closing Financing), until 180 days after the effective time.

***Subscription Agreement and Registration Rights Agreement*** (see pages 172 and 174)

Concurrently with the execution and delivery of the Merger Agreement, certain new and existing investors of Jade entered into the Subscription Agreement with Jade, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Jade common stock or, in lieu thereof, Jade pre-funded warrants, representing an aggregate commitment of approximately $300 million, which includes the conversion of the previously issued $95 million aggregate principal amount of Jade convertible notes, in the Jade Pre-Closing Financing.

The shares of Jade common stock and Jade pre-funded warrants that are issued in the Jade Pre-Closing Financing will be or will have the right to be, respectively, converted into shares of Aerovate common stock in the Merger.

The Subscription Agreement contains customary representations and warranties of Jade and also contains customary representations and warranties of the purchaser parties thereto.

The Subscription Agreement also contemplates Jade and the investors participating in the Jade Pre-Closing Financing entering into a registration rights agreement at the closing of the Jade Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of Aerovate common stock that are held by the investors participating in the Jade Pre-Closing Financing from time to time pursuant to Rule 415.

**Management Following the Merger**

The following table sets forth the name, age as of March 10, 2025 and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

| Name | Age | Title |
|---|---|---|
| ***Executive Officers*** | | |
| Tom Frohlich | 49 | Chief Executive Officer and Director |
| Jonathan Quick | 36 | Senior Vice President, Finance and Treasurer |
| Andrew King, BVMS, Ph.D. | 45 | Chief Scientific Officer & Head of Research and Development |
| Hetal Kocinsky, M.D. | 52 | Chief Medical Officer |
| Elizabeth Balta, J.D. | 55 | General Counsel and Corporate Secretary |
| ***Non-Employee Directors*** | | |
| Eric Dobmeier, J.D. | 56 | Chair and Director |
| Christopher Cain, Ph.D. | 41 | Director |
| Tomas Kiselak | 38 | Director |
| Lawrence Klein, Ph.D. | 42 | Director |
| Erin Lavelle | 47 | Director |

**U.S. Federal Income Tax Considerations of the Merger** (see page 147)

The Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. As a result, subject to the limitations and qualifications described in the section titled "*The Merger — U.S. Federal Income Tax Considerations of the Merger*" beginning on page 147 of this proxy statement/prospectus, a U.S. Holder of Jade stock will not recognize gain or loss upon the exchange of its Jade stock for Aerovate stock. Since the Aerovate stockholders will not sell, exchange or dispose of any shares of Aerovate stock as a result of the Merger, there will be no material U.S. federal income tax considerations to Aerovate stockholders as a result of the Merger. For a more detailed discussion of the U.S. federal income tax considerations of the Merger, see the section titled "*The Merger — U.S. Federal Income Tax Considerations of the Merger*," beginning on page 147 of this proxy statement/prospectus.

**U.S. Federal Income Tax Considerations of the Nevada Redomestication** (see page 229)

Subject to the limitations and qualifications described in the section titled "*Proposal No. 4 — The Redomestication Proposal — U.S. Federal Income Tax Considerations of the Nevada Redomestication*," Aerovate intends that the Nevada Redomestication qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Assuming the Nevada Redomestication so qualifies, a U.S. Holder of Aerovate stock will not recognize gain or loss upon the Nevada Redomestication. For a more detailed discussion of the U.S. federal income tax considerations of the Nevada Redomestication, please see the section titled "*Proposal No. 4 — The Redomestication Proposal — U.S. Federal Income Tax Considerations of the Nevada Redomestication*."

**Risk Factors** (see page 27)

Both Aerovate and Jade are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

*Risks Related to the Merger:*

- Failure to complete, or delays in completing, the potential Merger with Jade, announced on October 31, 2024, could materially and adversely affect Aerovate's or Jade's results of operations, business, financial results and may cause a decline in the market price of Aerovate common stock;

- The Exchange Ratio will not change or otherwise be adjusted based on the market price of Aerovate common stock as the Exchange Ratio depends on Aerovate's Net Cash at the Closing and not the market price of Aerovate's common stock, so the Merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed;

- The issuance of Aerovate common stock to Jade stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger must be approved by Aerovate stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Jade stockholders. Failure to obtain these approvals would prevent the Closing;

- Failure to complete the Merger may result in Aerovate or Jade paying a termination fee to the other party and could harm the common stock price of Aerovate and the future business and operations of each company;

- Some Aerovate and Jade executive officers and directors have interests in the Merger that are different from yours;

- Aerovate stockholders and Jade stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger; and

- If the Merger is not completed, Aerovate's stock price may decline significantly.

*Risks Related to the Proposed Reverse Stock Split:*

- The reverse stock split may not increase the Combined Company's stock price over the long-term;

- The reverse stock split may decrease the liquidity of the Combined Company's common stock; and

- The reverse stock split may lead to a decrease in the Combined Company's overall market capitalization.

*Risks Related to Aerovate:*

- Aerovate may not be successful in consummating the Merger;

- If the Merger is not completed, Aerovate's board of directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to Aerovate's stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities;

- Aerovate has incurred significant operating losses since its inception and anticipates that it will continue to incur losses for the foreseeable future. Aerovate may never achieve or maintain profitability;

- Aerovate has no products approved for commercial sale and has not generated any revenue from product sales; and

- Aerovate may require additional capital to finance its operations, which may not be available on acceptable terms, or at all.

***Risks Related to Jade:***

- Even if the Merger and the Jade Pre-Closing Financing are successful, Jade will require substantial additional capital to finance its operations in the future, which raises substantial doubt about its ability to continue as a going concern. If Jade is unable to raise such capital when needed, or on acceptable terms, Jade may be forced to delay, reduce and/or eliminate one or more of its development programs or future commercialization efforts;

- Jade is a preclinical stage biotechnology company with a limited operating history on which to assess its business; Jade has not initiated, conducted or completed any clinical trials, and Jade has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and viability;

- Jade is substantially dependent on the success of JADE-001, and Jade's anticipated clinical trials of such program may not be successful;

- Jade relies on collaborations and licensing arrangements with third parties, including its collaboration with Paragon pursuant to the Option Agreement with Paragon and Parade (as amended, the "Paragon Option Agreement") and the JADE-001 License Agreement. If Jade is unable to maintain these collaborations or licensing arrangements, or if these collaborations or licensing arrangements are not successful, its business could be negatively impacted;

- In order to successfully implement its plans and strategies, Jade will need to grow the size of its organization and it may experience difficulties in managing this growth; and

- Preclinical and clinical development involves a lengthy and expensive process that is subject to delays and with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If Jade's preclinical studies and clinical trials are not sufficient to support regulatory approval of any of its product candidates, Jade may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

***Risks Related to the Nevada Redomestication:***

- Currently, Aerovate is governed by Delaware law, but upon effectiveness of the Nevada Redomestication the Combined Company will be governed by Nevada law and the Combined Company's articles of incorporation and bylaws, provisions of which have anti-takeover implications; and

- Because the Combined Company's articles of incorporation and bylaws limit the court in which you may bring an action against the Combined Company, you may have difficulty obtaining a favorable judicial forum or you may incur more expense enforcing any rights which you may claim as compared to prior to the Nevada Redomestication.

***Risks Related to the Ownership of the Common Stock of the Combined Company:***

- The market price of the Combined Company's common stock is expected to be volatile, and the market price of the common stock may drop following the Merger;

- The Combined Company may incur losses for the foreseeable future and may never achieve profitability;

- The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all;

- After completion of the Merger, the Combined Company's executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the Combined Company's stockholders for approval;

- Conflicts of interest may arise between the Combined Company and Paragon or the Combined Company and Fairmount; and

- The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the Jade Pre-Closing Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

These risks and other risks are discussed in greater detail under the section titled "*Risk Factors*" beginning on page 27 of this proxy statement/prospectus. Aerovate and Jade both encourage you to read and consider all of these risks carefully.

**Regulatory Approvals** (see page 166)

Each of Aerovate and Jade will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, if any, and to submit promptly any additional information requested by any such governmental authority.

**Nasdaq Stock Market Listing** (see page 151)

Aerovate has filed an initial listing application for the Combined Company common stock with Nasdaq. If such application is accepted, Aerovate anticipates that the common stock of the Combined Company will be listed on Nasdaq following the Closing under the trading symbol "JBIO." It is a condition to the consummation of the Merger that Aerovate will receive confirmation from Nasdaq that the Combined Company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Aerovate will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the Merger Agreement is not expected to be waived by the applicable parties.

**Anticipated Accounting Treatment** (see page 151)

The Merger is expected to be treated by Aerovate as a reverse merger and will be accounted for as a reverse recapitalization of Aerovate by Jade in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as, at close, the transaction is, in essence, the issuance of equity for Aerovate's net assets, which primarily consist of nominal non-operating assets and liabilities. For accounting purposes, Jade is considered to be acquiring the assets and liabilities of Aerovate in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Jade's equity holders will own a substantial majority of the voting rights in the Combined Company; (ii) Jade's largest stockholder will retain the largest interest in the Combined Company; (iii) Jade will designate all of the initial members of the board of directors of the Combined Company; and (iv) Jade's executive management team will become the management of the Combined Company. The Combined Company will be named Jade Biosciences, Inc. Accordingly, the Merger is expected to be treated as the equivalent of Jade issuing stock to acquire the net assets of Aerovate. As a result of the Merger, the net assets of Aerovate will be stated at fair value, which approximates carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Jade. The direct and incremental costs related to the Merger will be treated as a reduction of the net proceeds received within additional paid-in-capital. Please see the section titled "*Unaudited Pro Forma Condensed Combined Financial Information*" beginning on page 365 of this proxy statement/prospectus for additional information.

**Appraisal Rights and Dissenters' Rights** (see page 151)

Holders of Aerovate common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of Jade capital stock are entitled to appraisal rights in connection with the Merger under Delaware law.

**Comparison of Stockholder Rights** (see page 383)

Aerovate and Jade are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law ("DGCL"). If the Merger is completed, Jade stockholders will become Aerovate stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Aerovate and the second amended and restated certificate of incorporation of Aerovate (the "Aerovate Charter"), as may be further amended by Proposal Nos. 2 and 3 if approved by the Aerovate stockholders at the Aerovate Special Meeting. The rights of Aerovate stockholders contained in the Aerovate Charter and Aerovate's amended and restated bylaws differ from the rights of Jade stockholders under Jade's certificate of incorporation and Jade's bylaws, as more fully described under the section titled "*Comparison of Rights of Holders of Aerovate Capital Stock and Jade Capital Stock*" beginning on page 383 of this proxy statement/ prospectus.

If Proposal No. 4 is approved by Aerovate stockholders and the Merger is completed, the Combined Company will effect the Nevada Redomestication pursuant to the Plan of Conversion as set forth in the form attached as *Annex H* to this proxy statement/prospectus, and, upon completion of the Nevada Redomestication, the rights of Aerovate stockholders and the rights of Jade stockholders who become Aerovate stockholders pursuant to the Merger will no longer be governed by the Aerovate Charter, Aerovate's amended and restated bylaws and the DGCL and instead will be governed by a Nevada articles of incorporation, in the form attached as *Annex D* to this proxy statement/prospectus, Nevada bylaws, in the form attached as *Annex E* to this proxy statement/prospectus, and the Nevada Revised Statutes. For a comparison of rights of holders of the Combined Company capital stock as a Delaware corporation and the Combined Company capital stock as a Nevada corporation assuming the completion of the Nevada Redomestication, see the section titled "*Proposal No. 4 — The Redomestication Proposal — Effects of the Nevada Redomestication — Comparison of Rights of Holders of the Delaware Corporation Capital Stock and the Nevada Corporation Capital Stock*" beginning on page 209 of this proxy statement/prospectus.

# MARKET PRICE AND DIVIDEND INFORMATION

The Aerovate common stock is currently listed on The Nasdaq Global Market under the symbol "AVTE."

The closing price of the Aerovate common stock on October 30, 2024, the last day of trading prior to the announcement of the Merger, as reported on The Nasdaq Global Market, was $2.19 per share.

Because the market price of the Aerovate common stock is subject to fluctuation, the market value of the shares of the Jade common stock that the Aerovate stockholders will be entitled to receive in the Merger may increase or decrease.

Assuming approval of Proposal Nos. 1, 2 and 3 and successful application for initial listing with The Nasdaq Capital Market, following the consummation of the Merger, the Aerovate common stock will trade on The Nasdaq Capital Market under Aerovate's new name, "Jade Biosciences, Inc.," and new trading symbol "JBIO".

As of March 10, 2025, the Record Date for the Special Meeting, there was one registered holder of record of the Aerovate common stock. As of March 10, 2025, Jade had five holders of record of Jade common stock and one holder of record of Jade Preferred Stock. For detailed information regarding the beneficial ownership of certain Aerovate and Jade stockholders, see the sections of this proxy statement/prospectus titled "*Principal Stockholders of Aerovate*" and "*Principal Stockholders of Jade*".

## Dividends

Aerovate has never declared or paid any cash dividends on the Aerovate common stock and does not anticipate paying cash dividends on the Aerovate common stock for the foreseeable future, except the Cash Dividend that Aerovate will declare and pay to the holders of record of outstanding shares of Aerovate common stock as of a record date prior to the effective time of the Merger, to be set by the Aerovate board of directors as close as reasonably practicable to (but not later than) the anticipated date of Closing (the "Closing Date"). The aggregate amount of the Cash Dividend is expected to equal approximately $65.0 million, subject to certain adjustments depending on Aerovate's Net Cash. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the Combined Company's then-current board of directors and will depend upon a number of factors, including the Combined Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Jade has never paid or declared any cash dividends on the Jade capital stock. If the Merger does not occur, Jade does not anticipate paying any cash dividends on the Jade capital stock in the foreseeable future, and Jade intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Jade board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Jade board of directors deems relevant.

# RISK FACTORS

*The Combined Company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Aerovate common stock. You should also read and consider the other information in this proxy statement/prospectus and additional information about Aerovate set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which is filed with the Securities and Exchange Commission ("SEC"), as updated by its Quarterly Reports on Form 10-Q, in each case incorporated by reference into this proxy statement/prospectus. Please see the section titled "Where You Can Find More Information" beginning on page 405 of this proxy statement/prospectus for further information regarding the documents incorporated by reference into this proxy statement/prospectus.*

## Risks Related to the Merger

***Failure to complete, or delays in completing, the potential Merger with Jade, announced on October 31, 2024, could materially and adversely affect Aerovate's or Jade's results of operations, business, financial results and may cause a decline in the market price of Aerovate common stock.***

On October 30, 2024, Aerovate entered into the Merger Agreement with Jade, pursuant to which, if all the closing conditions are satisfied or waived, Merger Sub I, a direct, wholly owned subsidiary of Aerovate, will merge with and into Jade, with Jade surviving as a wholly owned subsidiary of Aerovate and the surviving corporation of the First Merger, following which Jade will merge with and into Merger Sub II, with Merger Sub II being the surviving entity of the Second Merger. Consummation of the Merger is subject to certain closing conditions, a number of which are not within Aerovate's control. Any failure to satisfy or, to the extent permitted by applicable law, waive these required closing conditions may prevent, delay or otherwise materially adversely affect the consummation of the Merger. Aerovate cannot predict with certainty whether or when any of the required conditions will be satisfied or, to the extent permitted by applicable law, waived, or if another uncertainty may arise and cannot assure you that Aerovate will be able to successfully consummate the Merger as currently contemplated under the Merger Agreement or at all.

Aerovate's efforts to complete the Merger could cause substantial disruptions in, and create uncertainty surrounding, Aerovate's business, which may materially adversely affect Aerovate's results of operation and Aerovate's business. Uncertainty as to whether the Merger will be completed may affect Aerovate's ability to recruit prospective employees or to retain and motivate existing employees. Employee retention may be particularly challenging while the transaction is pending because employees may experience uncertainty about their roles following the transaction. Uncertainty as to whether the Merger will be completed could adversely affect Aerovate's business and Aerovate's relationship with collaborators, suppliers, vendors, regulators and other business partners. For example, vendors, collaborators and other counterparties may defer their decisions to work with Aerovate or seek to change their existing business relationships with Aerovate. Changes to, or termination of, existing business relationships could adversely affect Aerovate's results of operations and financial condition, as well as the market price of Aerovate common stock. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.

***The Exchange Ratio will not be adjusted based on the market price of Aerovate common stock as the Exchange Ratio depends on the Aerovate Net Cash at the Closing and not the market price of Aerovate common stock, so the Merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.***

At the First Effective Time, as described in the Merger Agreement, outstanding shares of Jade capital stock will be converted into shares of Aerovate common stock. Based on Aerovate's and Jade's capitalization as of March 10, 2025, the Exchange Ratio is estimated to be equal to approximately 22.0844 shares of Aerovate common stock for each share of Jade common stock and 0.022084 shares of Aerovate Series A Preferred Stock for each share of Jade Preferred Stock. After applying the Exchange Ratio, the former Jade securityholders immediately before the Merger, excluding shares purchased in the Jade Pre-Closing Financing, are expected to own approximately 40.0% of the aggregate number of shares of Aerovate common stock on a fully-diluted basis, shares issued in the Jade Pre-Closing Financing are expected to represent approximately 58.6% of the outstanding shares of Aerovate common stock on a fully-diluted basis and Aerovate securityholders immediately before the Merger are expected to own approximately 1.4% of the aggregate number of shares of Aerovate common stock on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Aerovate's Net Cash as of Closing being no less than $0. In the event Aerovate's Net Cash is below $0, the Exchange Ratio will be adjusted such that the number of shares issued to Jade's pre-Closing securityholders will be increased, and Aerovate stockholders will own a smaller percentage of the Combined Company.

Any changes in the market price of Aerovate common stock before the completion of the Merger will not affect the Exchange Ratio or the number of shares Jade stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Aerovate common stock increases from the market price on the date of the Merger Agreement, then Jade stockholders could receive Merger consideration with substantially more value for their shares of Jade capital stock than the parties had negotiated when they established the Exchange Ratio. Similarly, if before the completion of the Merger the market price of Aerovate common stock declines from the market price on the date of the Merger Agreement, then Jade stockholders could receive Merger consideration with substantially lower value than the parties negotiated when they established the Exchange Ratio. The Merger Agreement does not include a price-based termination right.

***The issuance of Aerovate common stock to Jade stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger must be approved by Aerovate stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Jade stockholders. Failure to obtain these approvals would prevent the Closing.***

Before the Merger can be completed, Aerovate stockholders must approve, among other things, the issuance of Aerovate common stock to Jade stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger, and Jade stockholders must adopt the Merger Agreement and approve the Merger and the related transactions. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger.

***Failure to complete the Merger may result in either Aerovate or Jade paying a termination fee to the other party, and could harm the common stock price of Aerovate and future business and operations of each company.***

If the Merger is not completed, Aerovate and Jade are subject to the following risks:

- if the Merger Agreement is terminated under specified circumstances, Aerovate could be required to pay Jade a termination fee of $2.34 million, or Jade could be required to pay Aerovate a termination fee of $5.25 million;

- the price of Aerovate common stock may decline and could fluctuate significantly; and

- substantial costs related to the Merger may be incurred by either party, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the Merger is not completed.

If the Merger Agreement is terminated and the board of directors of Aerovate or Jade determines to seek another business combination, there can be no assurance that either Aerovate or Jade will be able to find another third party to transact a business combination with, yielding comparable or greater benefits.

***If the conditions to the Merger are not satisfied or waived, the Merger may not occur.***

Even if the Merger is approved by the stockholders of Jade and Proposal Nos. 1, 2 and 3 as described in this proxy statement/prospectus are approved by the Aerovate stockholders, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. These conditions are set forth in the Merger Agreement and each material condition to the completion of the Merger is described in the section titled "*The Merger Agreement — Conditions to the Completion of the Merger*" beginning on page 168 of this proxy statement/prospectus. Aerovate and Jade cannot assure you that all of the

conditions to the consummation of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the Closing may be delayed.

***Aerovate and Jade may mutually agree to waive the condition to the Merger requiring approval for listing on Nasdaq, and if such condition is waived, the combined company's stock may not be listed on Nasdaq following completion of the Merger.***

Pursuant to the Merger Agreement, Aerovate agreed, to the extent required by the rules and regulations of Nasdaq, to use its commercially reasonable efforts to cause the shares of Aerovate common stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time. Additionally, under the Merger Agreement, each of Aerovate's and Jade's obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties of various conditions, including that the shares of Aerovate common stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger. In the event that the shares of Aerovate common stock to be issued in the Merger are not approved for listing on Nasdaq, it is possible that Aerovate and Jade may mutually agree to waive the applicable condition and nonetheless proceed with completing the Merger. If such condition is waived, Aerovate will not recirculate an updated proxy statement/prospectus, nor will it solicit a new vote of stockholders prior to proceeding with the Merger. If Aerovate proceeds with the Merger in these circumstances, the combined company's stock may not be listed on Nasdaq.

If the combined company's stock is not listed on Nasdaq following completion of the Merger, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the combined company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the combined company. Also, it may be difficult for the combined company to raise additional capital if the combined company's common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the combined company and could have a material adverse effect on the combined company.

***The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.***

In general, neither Aerovate nor Jade is obligated to complete the Merger if there is a material adverse effect affecting the other party between October 30, 2024, the date of the Merger Agreement, and the Closing. However, certain types of events and/or causes are excluded from the concept of a "material adverse effect." Such exclusions include, but are not limited to, changes in general economic or political conditions, industry wide changes, changes resulting from the announcement of the Merger, natural disasters, pandemics (including the COVID-19 pandemic), other public health events, other force majeure events, acts or threat of terrorism or war and changes in U.S. GAAP. Therefore, if any of these events were to occur and adversely affect Aerovate or Jade, the other party would still be obligated to consummate the Closing notwithstanding such material adverse effects. If any such adverse effects occur and Aerovate and Jade consummates the Closing, the stock price of the Combined Company may suffer. This, in turn, may reduce the value of the Merger to the stockholders of Aerovate, Jade or both. For a more complete discussion of what constitutes a material adverse effect on Aerovate or Jade, please see the section titled "*The Merger Agreement — Representations and Warranties*" beginning on page 160 of this proxy statement/prospectus.

***If Aerovate and Jade complete the Merger, the Combined Company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the Combined Company's stockholders or restrict the Combined Company's operations.***

On October 30, 2024, Jade entered into a securities purchase agreement with certain investors, including existing investors of Jade, pursuant to which Jade agreed to sell, and the investors agreed to purchase, immediately prior to the consummation of the Merger, shares of Jade common stock and pre-funded warrants for an aggregate purchase price of approximately $300.0 million in the Jade Pre-Closing Financing. The

closing of the Jade Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Closing as well as certain other conditions. The shares of Jade common stock issued in the Jade Pre-Closing Financing will result in dilution to all securityholders of the Combined Company (i.e., both the pre-Merger Aerovate securityholders and former pre-Merger Jade securityholders). The Jade Pre-Closing Financing is more fully described under the section titled "*Agreements Related to the Merger — Subscription Agreement*" beginning on page 172 of this proxy statement/prospectus.

Additional financing may not be available to the Combined Company when it is needed or may not be available on favorable terms. To the extent that the Combined Company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the Combined Company, including Aerovate's pre-Merger securityholders and Jade's former securityholders. It is also possible that the terms of any new equity securities may have preferences over the Combined Company's common stock. Any debt financing the Combined Company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the Combined Company's assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the Combined Company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the Combined Company.

***Some Aerovate and Jade directors and executive officers have interests in the Merger that are different from yours.***

Directors and executive officers of Aerovate and Jade may have interests in the Merger that are different from, or in addition to, the interests of other Aerovate stockholders generally. These interests with respect to Aerovate's directors and executive officers may include, among others, acceleration of stock option or restricted stock unit vesting, retention bonus payments, extension of exercisability periods of previously issued stock option grants, severance payments if employment is terminated in a qualifying termination in connection with the Merger and rights to continued indemnification, expense advancement and insurance coverage. These interests with respect to Jade's directors and executive officers may include, among others, certain of Jade's directors and executive officers have options, subject to vesting, to purchase shares of Jade common stock which, after the effective time of the Merger, will be converted into and become options to purchase shares of the common stock of the Combined Company; Jade's executive officers are expected to continue as executive officers of the Combined Company after the effective time of the Merger; and all of Jade's directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. In addition, certain of Aerovate's directors and Jade's directors are affiliated with investment funds which hold an interest in the other party, and are participating in the Jade Pre-Closing Financing. Further, current members of Jade's board of directors will continue as directors of the Combined Company after the effective time of the Merger, and, following the Closing, will be eligible to be compensated as non-employee directors of the Combined Company pursuant to the Aerovate non-employee director compensation policy that is expected to remain in place following the effective time of the Merger. The directors and executive officers own options and/or, with respect to Aerovate, restricted stock units, to purchase the shares of their respective companies.

The Aerovate and Jade boards considered the interests in the Merger that the respective directors and officers may have that are different than yours, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the Merger, and recommend the approval of the Merger Agreement to Aerovate and Jade stockholders.

For more information regarding the interests of Aerovate and Jade directors and executive officers in the Merger, please see the sections titled "*The Merger — Interests of Aerovate Directors and Executive Officers in the Merger*" and "*The Merger — Interests of Jade Directors and Executive Officers in the Merger*" beginning on pages 140 and 142, respectively, of this proxy statement/prospectus.

***Aerovate stockholders and Jade stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger, including the conversion of Jade common stock issued in the Jade Pre-Closing Financing.***

If the Combined Company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Aerovate stockholders and Jade stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

***If the Merger is not completed, Aerovate's stock price may decline significantly.***

The market price of Aerovate common stock is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Aerovate common stock will likely be volatile based on whether stockholders and other investors believe that Aerovate can complete the Merger or otherwise raise additional capital to support Aerovate's operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Aerovate common stock is exacerbated by low trading volume. Additional factors that may cause the market price of Aerovate common stock to fluctuate include:

- the entry into, or termination of, key agreements, including commercial partner agreements;

- announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

- the loss of key employees;

- future sales of its common stock;

- general and industry-specific economic conditions that may affect its research and development expenditures;

- the failure to meet industry analyst expectations; and

- period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Aerovate common stock. In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against such companies.

***Aerovate and Jade securityholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.***

After the completion of the Merger, the current stockholders of Aerovate and Jade will generally own a smaller percentage of the Combined Company than their ownership of their respective companies prior to the Merger. Immediately after the Merger, Aerovate stockholders as of immediately prior to the Merger are expected to own approximately 1.4% of the outstanding shares of the Combined Company on a fully-diluted basis, former Jade securityholders, excluding shares purchased in the Jade Pre-Closing Financing, are expected to own approximately 40.0% of the outstanding shares of the Combined Company on a fully-diluted basis and shares issued in the Jade Pre-Closing Financing are expected to represent approximately 58.6% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Aerovate's Net Cash as of Closing being $0. The Chief Executive Officer of Jade will serve as the Chief Executive Officer of the Combined Company following the completion of the Merger.

***During the pendency of the Merger, Aerovate and Jade may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.***

Covenants in the Merger Agreement impede the ability of Aerovate and Jade to make acquisitions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, seeking, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party's stockholders, but the parties may be unable to pursue them. For more information, please see the section titled "*The Merger Agreement — Non-Solicitation*" beginning on page 164 of this proxy statement/prospectus.

***Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.***

The terms of the Merger Agreement prohibit each of Aerovate and Jade from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the sections titled "*The Merger Agreement — Non-Solicitation*" beginning on page 164 of this proxy statement/prospectus. In addition, if Aerovate terminates the Merger Agreement under specified circumstances, Aerovate could be required to pay Jade a termination fee of $2.34 million, or Jade could be required to pay Aerovate a termination fee of $5.25 million. This termination fee may discourage third parties from submitting competing proposals to Aerovate, Jade or their respective stockholders, and may cause the Aerovate or Jade board of directors to be less inclined to recommend a competing proposal.

***Because the lack of a public market for Jade's capital stock makes it difficult to evaluate the fair market value of Jade's capital stock, the value of the Aerovate common stock to be issued to Jade stockholders may be more or less than the fair market value of Jade's capital stock.***

The outstanding capital stock of Jade is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Jade's capital stock. Because the percentage of Aerovate equity to be issued to Jade stockholders was determined based on negotiations between the parties, it is possible that the value of the Aerovate common stock and Aerovate Series A Non-Voting Convertible Preferred Stock (the "Aerovate Series A Preferred Stock") to be issued to Jade stockholders will be more or less than the fair market value of Jade's capital stock.

***Lawsuits may be filed against Aerovate, Jade, or any of the members of their respective boards of directors arising out of the Merger, which may delay or prevent the Merger.***

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Aerovate, the Aerovate board of directors, Jade, the Jade board of directors and others in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and Aerovate or Jade may not be successful in defending against any such future claims. Lawsuits that may be filed against Aerovate, the Aerovate board of directors, Jade, or the Jade board of directors could delay or prevent the Merger, divert the attention of Aerovate's or Jade's management and employees from their day-to-day business and otherwise adversely affect Aerovate and Jade financially.

***Aerovate is substantially dependent on Aerovate's remaining employees to facilitate the consummation of the Merger.***

As of March 10, 2025, Aerovate had only four full-time employees. Aerovate's ability to successfully complete the Merger depends in large part on Aerovate's ability to retain certain remaining personnel. Despite Aerovate's efforts to retain these employees, one or more employees may terminate their employment with Aerovate on short notice. The loss of the service of certain employees could potentially harm Aerovate's ability to consummate the Merger and run Aerovate's day-to-day business operations, as well as fulfill Aerovate's reporting obligations as a public company.

**Risks Related to the Proposed Reverse Stock Split**

***The reverse stock split may not increase the Combined Company's stock price over the long-term.***

The principal purpose of the reverse stock split is to increase the per-share market price of Aerovate's common stock above the minimum bid price requirement under the Nasdaq rules so that the listing of

Aerovate and the shares of Aerovate common stock being issued in the Merger on Nasdaq will be approved. It cannot be assured, however, that the reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Aerovate's common stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by Aerovate and Jade, or result in any permanent or sustained increase in the market price of Aerovate's common stock, which is dependent upon many factors, including Aerovate's business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of Aerovate might meet the listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

***The reverse stock split may decrease the liquidity of the Combined Company's common stock.***

Although the Aerovate board believes that the anticipated increase in the market price of the Combined Company's common stock resulting from the proposed reverse stock split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the Combined Company's common stock. In addition, the reverse stock split may not result in an increase in the Combined Company's stock price necessary to satisfy Nasdaq's initial listing requirements for the Combined Company.

***The reverse stock split may lead to a decrease in the Combined Company's overall market capitalization.***

Should the market price of the Combined Company's common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the Combined Company's overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the Combined Company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the Combined Company's common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the Combined Company's stock price due to the reduced number of shares outstanding after the reverse stock split.

**Risks Related to Aerovate**

***Aerovate may not be successful in consummating the Merger.***

In June 2024, based upon 24-week topline results from the Phase 2b portion of Aerovate's clinical trial evaluating AV-101 for the treatment of PAH, Aerovate announced its decision to halt enrollment and shut down the Phase 3 portion of the trial as well as the long-term extension study. In July 2024, Aerovate announced that it was undertaking a comprehensive review of strategic alternatives focused on maximizing shareholder value, which may include but are not limited to, the Merger or an alternative transaction or liquidation. Aerovate has and expects to continue to devote substantial time and resources to exploring strategic alternatives that its board of directors believes will maximize stockholder value. There can be no assurances that the Merger will be successfully consummated or lead to increased stockholder value or that Aerovate will make any additional cash distributions to its stockholders.

The process of completing the Merger may be very costly, time-consuming and complex and Aerovate has incurred, and may in the future incur, significant costs related to the Merger, including legal and accounting fees and expenses and other related charges. Aerovate may also incur additional unanticipated expenses in connection with the Merger, which will be incurred regardless of whether the Merger is completed. These expenses will decrease the remaining cash available for use in Aerovate's business.

Aerovate is not currently pursuing further clinical development of AV-101. Resuming the development of AV-101 and any potential commercialization would require substantial additional cash to fund the costs associated with conducting the necessary preclinical and clinical testing and obtaining regulatory approval. Consequently, if the Merger is completed, Jade may choose not to spend additional resources to continue development of AV-101 and may attribute little or no value, in the Merger to AV-101. The Merger could have a variety of negative consequences, or yield unexpected results that adversely affects Aerovate's business and decreases the remaining cash available for use in Aerovate's business or the execution of its strategic plan. The completion of the Merger is dependent on a number of factors that may be beyond Aerovate's control, including, among other things, market conditions, industry trends and obtaining stockholder approval. Any failure of the Merger could significantly impair Aerovate's ability to enter into any future strategic transactions and may significantly diminish or delay any future distributions to Aerovate's stockholders.

If the Merger is not completed in a timely fashion, this may cause reputational harm with Aerovate's stockholders and the value of Aerovate's securities may be adversely impacted. In addition, speculation regarding the completion of the Merger and perceived uncertainties related to the future of Aerovate could cause Aerovate's stock price to fluctuate significantly.

***If Aerovate is successful in completing a strategic transaction, Aerovate may be exposed to other operational and financial risks.***

Although there can be no assurance that the Merger will be completed, the negotiation and consummation of the Merger will require significant time on the part of Aerovate's management, and the diversion of management's attention may disrupt Aerovate's business.

The negotiation and consummation of the Merger may also require more time or greater cash resources than Aerovate anticipates and expose Aerovate to other operational and financial risks, including:

- increased near-term and long-term expenditures;

- exposure to unknown liabilities;

- higher than expected acquisition or integration costs;

- incurrence of substantial debt or dilutive issuances of equity securities to fund future operations;

- write-downs of assets or goodwill or incurrence of non-recurring, impairment or other charges;

- increased amortization expenses;

- inability to retain key employees of Aerovate to complete the Merger; and

- possibility of future litigation.

Any of the foregoing risks could have a material adverse effect on Aerovate's business, financial condition and prospects.

***If the Merger is not completed, Aerovate's board of directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to Aerovate's stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.***

If the Merger is not completed, Aerovate's board of directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to Aerovate's stockholders will depend heavily on the timing of such decision and, with the passage of time the amount of cash available for distribution will be reduced as Aerovate continues to fund its operations. In addition, if Aerovate's board of directors were to approve and recommend, and Aerovate's stockholders were to approve, a dissolution and liquidation, Aerovate would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to Aerovate's stockholders. As a result of this requirement, a portion of Aerovate's assets may need to be reserved pending the resolution of such obligations and the timing of any such resolution is uncertain. In addition, Aerovate may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, Aerovate's board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Aerovate's common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up.

***Aerovate's ability to consummate the Merger depends on its ability to retain its employees required to consummate such transaction.***

Aerovate's ability to consummate the Merger depends upon Aerovate's ability to retain its employees required to consummate such a transaction, the loss of whose services may adversely impact the ability to consummate such transaction. In connection with the evaluation of strategic alternatives and in order to extend resources, Aerovate implemented workforce reduction plan, which resulted in the termination of nearly all of Aerovate's workforce (the "Workforce Reduction Plan"). Under the Workforce Reduction Plan, approximately 92% of Aerovate's workforce was terminated as of December 31, 2024. The Merger process is supported by Aerovate's deep and broad experience at the board of directors, executive management and supporting staff levels. Aerovate's cash conservation activities may yield unintended consequences, such as attrition beyond Aerovate's Workforce Reduction Plan and reduced employee morale, which may cause remaining employees to seek alternative employment. Aerovate's ability to successfully complete the Merger depends in large part on its ability to retain certain of its remaining personnel. If Aerovate is unable to successfully retain its remaining personnel, Aerovate is at risk of a disruption to the Merger process as well as business operations.

***Aerovate's cash preservation activities, including the Workforce Reduction Plan, may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt Aerovate's business.***

In June 2024, Aerovate implemented its Workforce Reduction Plan. In connection with the Workforce Reduction Plan, Aerovate incurred costs of approximately $6.7 million, which are primarily one-time severance benefits. Aerovate may not realize, in full or in part, the anticipated benefits, savings and improvements in its cost structure from its restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If Aerovate is unable to realize the expected operational efficiencies and cost savings from the restructuring, its operating results and financial condition would be adversely affected. Furthermore, Aerovate's Workforce Reduction Plan may be disruptive to its operations. For example, headcount reductions could yield unanticipated consequences, such as increased difficulties in implementing Aerovate's business strategy, including retention of remaining employees.

Due to Aerovate's limited resources, Aerovate may not be able to effectively manage its operations, which may result in weaknesses in Aerovate's infrastructure, risks that Aerovate may not be able to comply with legal and regulatory requirements, and loss of employees and reduced productivity among remaining employees. For example, Aerovate's limited resources and workforce reduction may negatively impact efforts to winddown Aerovate's clinical trial activities or expose Aerovate to cybersecurity risks, which could result in unexpected costs and expenses and have a material adverse effect on Aerovate's business, financial condition and prospects.

***Aerovate may become involved in litigation, including securities class action litigation, that could divert management's attention and harm Aerovate's business, and insurance coverage may not be sufficient to cover all costs and damages.***

In the past, litigation, including securities class action litigation, has often followed certain significant business transactions, such as a merger, or the announcement of negative events, such as negative results from clinical trials. These events may also result in investigations by the SEC. Aerovate may be exposed to such litigation in connection with the Merger even if no wrongdoing occurred.

Furthermore, the stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. The market price of Aerovate's common stock may be volatile, and Aerovate may be the target of this type of litigation in the future.

Litigation is usually expensive and diverts management's attention and resources from other business concerns, which could adversely affect Aerovate's business and cash resources and its ability to consummate the Merger or the ultimate value Aerovate's stockholders receive in any such transaction.

**Risks Related to Aerovate's Limited Operating History, Financial Position and Capital Requirements**

***Aerovate is a biopharmaceutical company with a limited operating history.***

Aerovate is a biopharmaceutical company established in July 2018 with a limited operating history. Since its inception, Aerovate had devoted substantially all of its efforts to organizing and staffing Aerovate, research and development of AV-101, Aerovate's only product candidate, business planning, raising capital, and providing general and administrative support for these operations. Aerovate has limited experience and has not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. In June 2024, Aerovate announced its decision to halt enrollment and shut down the Phase 3 portion of its IMPAHCT clinical trial for AV-101 in adults with PAH as well as the long-term extension study. Aerovate does not intend to resume development of AV-101 or conduct research on additional product candidates at this time. Aerovate has no products approved for commercial sale and therefore has never generated any revenue from product sales, and does not expect to in the foreseeable future. Aerovate has no other experience as a company conducting clinical trials, submitting applications for regulatory approvals, such as a New Drug Application ("NDA"), or commercializing any products.

***Aerovate has incurred significant operating losses since its inception and anticipates that it will continue to incur losses for the foreseeable future. Aerovate may never achieve or maintain profitability.***

Aerovate has incurred significant operating losses in each year since its incorporation in July 2018, does not expect to become profitable in the near future, and may never achieve profitability. Aerovate's net losses were $69.6 million and $75.5 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, Aerovate had an accumulated deficit of $233.1 million. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Aerovate has no products approved for commercial sale, has not generated any revenue from product sales and has incurred losses in each year since its inception in July 2018. Substantially all of its operating losses have resulted from costs incurred in connection with its research and development program of AV-101 and from general and administrative costs associated with its operations. Aerovate does not intend to resume development of AV-101 or conduct research on additional product candidates at this time. As a public company, Aerovate continues to incur additional costs associated with operating that it did not incur as a private company. In addition, Aerovate expects to continue to incur costs and expenditures in connection with the process of winding down its clinical trial of AV-101 and the Merger. As a result, Aerovate expects to continue to incur significant expenses and operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with the Merger process, Aerovate is unable to predict the extent of any future losses. Aerovate's prior losses, combined with expected future losses, have had and will continue to have an adverse effect on its stockholders' deficit and working capital.

The amount of Aerovate's future losses is uncertain and its quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause its stock price to fluctuate or decline. Aerovate's quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of Aerovate's control and may be difficult to predict, including the following:

- the timing and outcome of the Merger;

- the experience of any delays or any issues with winding down Aerovate's clinical trial activities for AV-101;

- Aerovate's ability to retain necessary personnel;

- potential litigation, including securities class action litigation;

- the changing and volatile United States and global economic conditions; and

- future accounting pronouncements or changes in Aerovate's accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in Aerovate's quarterly and annual operating results. As a result, comparing Aerovate's operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in Aerovate failing to meet the expectations of industry or financial analysts or investors for any period. If Aerovate's revenue or operating results fall below the expectations of analysts or investors or below any forecasts Aerovate may provide to the market, or if the forecasts Aerovate provides to the market are below the expectations of analysts or investors, the price of Aerovate's common stock could decline substantially. Such a stock price decline could occur even when Aerovate has met any previously publicly stated guidance it may provide.

***Aerovate has no products approved for commercial sale and has not generated any revenue from product sales.***

Aerovate's ability to become profitable depends upon its ability to generate revenue. To date, Aerovate has not generated revenue, and does not expect to generate any revenue in the near future. Aerovate does not intend to resume development of AV-101 or conduct research on additional product candidates at this time.

***Aerovate may require additional capital to finance its operations, which may not be available on acceptable terms, or at all. If Aerovate is unable to raise capital when needed, Aerovate would be forced to delay, reduce or terminate its product development or commercialization efforts.***

Since its inception, Aerovate had invested substantially all of its efforts and financial resources in the development of AV-101 to address the core disease processes of PAH. Aerovate does not intend to resume development of AV-101 or conduct research on additional product candidates at this time.

As of December 31, 2024, Aerovate had cash and cash equivalents and short-term investments of $78.6 million. Aerovate expects its existing cash and cash equivalents and short-term investments will be sufficient to fund its planned operations for at least twelve months from the date of filing this proxy statement/prospectus based upon its current operating plans. However, Aerovate's operating plans may change as a result of many factors currently unknown to Aerovate, and Aerovate may need to seek additional funds sooner than planned. In addition, Aerovate may seek additional capital due to favorable market conditions or strategic considerations even if it believes it has sufficient funds for its current or future operating plans.

To date, Aerovate has funded its operations through private placements of convertible preferred stock, convertible notes and proceeds from its initial public offering ("Aerovate's IPO"). Aerovate will be required to seek additional funding in the future and currently intends to do so through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources.

If Aerovate raises additional funds by issuing equity securities, its stockholders will suffer dilution and the terms of any financing may adversely affect the rights of its stockholders. In addition, as a condition to providing additional funds to Aerovate, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting Aerovate's flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of Aerovate's equity securities would receive any distribution of Aerovate's corporate assets. Additionally, global economic instability, higher interest rates and diminished credit availability may limit Aerovate's ability to obtain debt financing on favorable terms.

Aerovate's ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond Aerovate's control. Fundraising efforts may divert Aerovate's management from their day-to-day activities, which may adversely affect Aerovate's ability to develop and commercialize such product candidates. Disruptions in the financial markets in general, and due to public health crises, geopolitical conflicts and economic instability, may make equity and debt financing more difficult to obtain, and may have a material adverse effect on Aerovate's ability to meet its fundraising needs. Aerovate cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to Aerovate, if at all.

**Risks Related to Aerovate's Research and Development Activities**

***The results of earlier studies and trials may not be predictive of future trial results.***

Product candidates in later stages of clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. For example, in June 2024, Aerovate announced the discontinuation of the Phase 3 portion of IMPAHCT as well as the long-term extension study, despite prior positive results in preclinical studies and initial clinical trials of AV-101.

***Interim, topline and preliminary results from preclinical studies and clinical trials that Aerovate may announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.***

From time to time, Aerovate has publicly disclosed preliminary, interim or topline data from its preclinical studies and clinical trials. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. Aerovate also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and Aerovate may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that Aerovate reports may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Aerovate previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, Aerovate may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that Aerovate may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm Aerovate's business and prospects. Further, additional disclosure of interim data by Aerovate or by its competitors in the future could result in volatility in the price of Aerovate's common stock.

In addition, the information Aerovate chooses to publicly disclose regarding a particular study or trial is typically selected from a more extensive amount of available information. Investors may not agree with what Aerovate determines is the material or otherwise appropriate information to include in Aerovate's disclosure, and any information Aerovate determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or Aerovate's business. If the preliminary or topline data that Aerovate reports differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Aerovate's ability to obtain approval for, and commercialize, any of its product candidates may be harmed, which could harm Aerovate's business, financial condition, results of operations and prospects.

**Risks Related to Aerovate's Intellectual Property**

***Aerovate has six issued U.S. patents, and many pending patent applications with respect to AV-101. Aerovate can provide no assurance that any of its other current or future patent applications will result in issued patents. If Aerovate cannot protect its patent rights or its other proprietary rights, others may develop products similar or identical to Aerovate's, and Aerovate may not be able to compete effectively in its market or successfully commercialize any product candidates Aerovate may develop.***

Aerovate's success has depended to a significant degree upon Aerovate continuing to secure, enforce and defend intellectual property rights that protect its AV-101 product candidate, and to operate Aerovate's business without infringing, misappropriating or otherwise violating the intellectual property rights of others. If Aerovate is unable to obtain and maintain sufficient intellectual property protection for AV-101, or if the scope of the intellectual property protection obtained is not sufficiently broad, Aerovate's competitors and other third parties could develop and commercialize product candidates similar or identical to Aerovate's, and Aerovate's ability to successfully commercialize AV-101 may be impaired. In June 2024,

Aerovate announced its decision to halt enrollment and shut down the Phase 3 portion of IMPAHCT as well as the long-term extension study of AV-101 in PAH, and Aerovate does not intend to continue to seek or maintain intellectual property protection on the technology underlying AV-101.

Aerovate owns six issued U.S. patents with respect to AV-101, and can provide no assurance that any of its other current or future patent applications will result in issued patents or that any issued patents will provide Aerovate with any competitive advantage. Failure to obtain additional issued patents could have a material adverse effect on Aerovate's ability to develop and commercialize its product candidates. Furthermore, other parties may successfully challenge, invalidate or circumvent Aerovate's issued patents so that Aerovate's patent rights do not create an effective competitive barrier or revenue source.

Aerovate has sought to protect its proprietary position by, among other things, filing patent applications in the United States and abroad related to Aerovate's proprietary technologies, development programs and product candidates. The patent prosecution process is expensive and time-consuming, and Aerovate may not be able to file and prosecute all necessary or desirable patent applications or to maintain, defend and enforce any patents that may issue from such patent applications at a reasonable cost or in a timely manner. It is also possible that Aerovate will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection.

Further, any of Aerovate's non-provisional patent applications may fail to result in issued patents with claims that cover its proprietary products and technology, including its AV-101 product candidate or any other product candidate in the United States or in other foreign countries, in whole or in part. Although Aerovate enters into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of its research and development output, such as its employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreement and disclose such results before a patent application is filed, thereby jeopardizing Aerovate's ability to seek patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal, technological and factual questions and has, in recent years, been the subject of much debate and litigation throughout the world. In addition, the laws of foreign countries may not protect Aerovate's rights to the same extent as the laws of the United States, or vice versa. As a result, the issuance, scope, validity, enforceability, and commercial value of Aerovate's patent rights are highly uncertain. The subject matter claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Therefore, Aerovate's pending and future patent applications may not result in patents being issued in relevant jurisdictions that protect Aerovate's product candidates, in whole or in part, or which effectively prevent others from commercializing competitive product candidates, and even if Aerovate's patent applications issue as patents in relevant jurisdictions, they may not issue in a form that will provide Aerovate with any meaningful protection for its product candidates or technology, prevent competitors from competing with Aerovate or otherwise provide Aerovate with any competitive advantage. Additionally, Aerovate's competitors may be able to circumvent Aerovate's patents by developing similar or alternative product candidates or technologies in a non-infringing manner.

In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for Aerovate's current or future product candidates, Aerovate may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Aerovate's patent portfolio may not provide Aerovate with sufficient rights to exclude others from commercializing products similar or identical to Aerovate.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Aerovate's patents may be challenged in the courts or patent offices in the United States and abroad. Aerovate may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office ("USPTO"), or become involved in opposition, derivation, revocation, reexamination, *inter partes* review, post-grant review or interference proceedings challenging Aerovate's patent rights or the patent rights of others, or other proceedings in the USPTO or applicable foreign offices that challenge priority of invention or other features of patentability. An adverse determination in any such submission, proceeding or litigation could result in loss of exclusivity or freedom to operate, patent claims being narrowed, invalidated or held unenforceable, in whole or in part, limit the scope or duration of the patent protection of AV-101 or any other product candidates that Aerovate may identify, all of which could limit Aerovate's ability to stop others from using or commercializing similar or identical product candidates or technology to compete directly with Aerovate, without payment to Aerovate, or result in Aerovate's inability to manufacture or commercialize product candidates or approved products (if any) without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by Aerovate's patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with Aerovate to license, develop or commercialize current or future product candidates, or could have a material adverse effect on Aerovate's ability to raise funds necessary to continue its research programs or clinical trials. Such proceedings also may result in substantial cost and require significant time from Aerovate's scientists and management, even if the eventual outcome is favorable to Aerovate.

Aerovate cannot be certain that the USPTO and courts in the United States or the patent offices and courts in foreign countries will consider the claims in Aerovate's patents and applications covering its AV-101 product candidate and possible future product candidates as patentable. Method-of-use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to Aerovate's product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for Aerovate's targeted indications, physicians may prescribe these products off-label. Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement is difficult to prevent, including through legal action.

***Intellectual property litigation could cause Aerovate to spend substantial resources and prevent Aerovate from pursuing its programs.***

From time to time Aerovate may have to defend its intellectual property rights. If Aerovate is involved in an intellectual property dispute, Aerovate may need to litigate to defend its rights or assert them against others. Disputes can involve arbitration, litigation or proceedings declared by the USPTO or the International Trade Commission or foreign patent authorities. Even if resolved in Aerovate's favor, litigation or other legal proceedings relating to intellectual property claims may cause Aerovate to incur significant expenses, and could distract Aerovate's technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Aerovate's common stock. Such litigation or proceedings could substantially increase Aerovate's operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Aerovate may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Aerovate's competitors may be able to sustain the costs of such litigation or proceedings more effectively than Aerovate can because of their greater financial resources and more mature and developed intellectual property portfolios.

If Aerovate were to initiate legal proceedings against a third party to enforce a patent covering Aerovate's product candidate, the defendant could counterclaim that Aerovate's patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Third parties might allege unenforceability of Aerovate's patents because during prosecution of the patent an individual connected with such prosecution withheld relevant information or made a misleading statement. The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity of patents, for example, Aerovate cannot be certain that there is no invalidating prior art of which Aerovate's and the patent examiner were unaware during prosecution, but that an adverse third party may identify and submit in support of such assertions of invalidity. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Aerovate would lose at least part, and perhaps all, of the patent protection on its product candidate. Aerovate's patents and other intellectual property rights also will not protect Aerovate's technology if competitors design around Aerovate's protected technology without infringing Aerovate's patents or other intellectual property rights.

***Because of the expense and uncertainty of litigation, Aerovate may not be in a position to enforce its intellectual property rights against third parties.***

Because of the expense and uncertainty of litigation, Aerovate may conclude that even if a third party is infringing Aerovate's issued patent, any patents that may be issued as a result of Aerovate's pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of Aerovate or its stockholders. In such cases, Aerovate may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

***Third parties may initiate or threaten legal proceedings alleging that Aerovate is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of Aerovate's business.***

Aerovate's commercial success depends upon its ability and the ability of its strategic partners to develop, manufacture, market and sell its drugs and use its proprietary technologies without infringing the proprietary rights and intellectual property of third parties. Extensive litigation regarding patents and other intellectual property rights is common in the biotechnology and pharmaceutical industries. Aerovate may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to Aerovate's drugs and technology, including interference, derivation, reexamination, post-grant review, opposition, cancellation or similar proceedings before the USPTO or its foreign counterparts. Third parties may assert infringement claims against Aerovate based on existing patents or patents that may be granted in the future, resulting in payment of damages. These damages potentially include increased damages and attorneys' fees if Aerovate is found to have infringed such rights willfully. Parties making claims against Aerovate may seek and obtain injunctive or other equitable relief, which could effectively block Aerovate's ability to further develop and commercialize its product candidates. Aerovate may not be aware of all such intellectual property rights potentially relating to its drugs and their uses. If a third party claims that Aerovate's AV-101 product candidate, any other product candidates that Aerovate may identify, or Aerovate's technology infringes its patents or other intellectual property rights, Aerovate or its partners may have to discontinue an important product or product line, alter products and processes, pay license fees or cease certain activities. Aerovate could be required to obtain a license from such third party in order to continue developing and commercializing AV-101 or other product candidates. However, Aerovate may not be able to obtain a license to needed intellectual property on commercially reasonable terms, if at all. Even if a license can be obtained on reasonable terms, the rights may be nonexclusive, which would give Aerovate's competitors access to the same intellectual property rights. Aerovate might also be forced to redesign or modify its product candidates so that Aerovate no longer infringes the third-party intellectual property rights, which may result in significant cost or delay to Aerovate, or which redesign or modification could be impossible or technically infeasible. There are many patents issued or applied for in the biotechnology industry, and Aerovate may not be aware of patents or patent applications held by others that relate to its business. This is especially true since patent applications in the United States are filed confidentially for the first 18 months. Moreover, the validity and breadth of biotechnology patents involve complex legal and factual questions for which important legal issues remain. Thus, Aerovate does not know with certainty that its drugs or the intended commercialization thereof, does and will not infringe or otherwise violate any third party's intellectual property.

***If Aerovate does not obtain additional protection under the Hatch-Waxman Amendments and similar foreign legislation cannot be obtained to extend the patent protection for a product candidate, business operations may be materially harmed.***

Depending upon the timing, duration and specifics of the first FDA marketing authorization of a product candidate, a United States patent may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments allow the owner of an approved product to extend patent protection for up to five years as compensation for patent term lost during product development and the FDA regulatory review process. During this period of extension, the scope of protection is limited to the approved product and approved uses.

Patent term restoration for products may not succeed if, for example, there is a failure to apply within applicable deadlines, failure to apply prior to expiration of relevant patents or otherwise a failure to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested. Failure to obtain patent term restoration, or if the term of any such patent restoration is less than requested, competitors may enter the market and compete sooner than anticipated, and the ability to generate revenue could be materially adversely affected.

***Aerovate may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect Aerovate's ability to develop, manufacture and market its product candidate.***

Aerovate cannot guarantee that any of its patent searches or analyses, including but not limited to the identification of relevant patents, analysis of the scope of relevant patent claims or determination of the expiration of relevant patents, are complete or thorough, nor can Aerovate be certain that it has identified each and every third-party patent and pending application in the United States, Europe and elsewhere that is relevant to or necessary for the commercialization of AV-101 or any other product candidates that Aerovate may identify in any jurisdiction. For example, in the United States, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States, EU and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering Aerovate's product candidates could be filed by others without Aerovate's knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover AV-101 or any other product candidates that Aerovate may identify or the use of AV-101 or any other product candidates that Aerovate may identify. After issuance, the scope of patent claims remains subject to construction as determined by an interpretation of the law, the written disclosure in a patent and the patent's prosecution history. Aerovate's interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact Aerovate's ability to market its product candidates. Aerovate may incorrectly determine that AV-101 or any other product candidates that Aerovate may identify is not covered by a third-party patent or may incorrectly predict whether a third party's pending application will issue with claims of relevant scope. Aerovate's determination of the expiration date of any patent in the United States, the EU or elsewhere that Aerovate considers relevant may be incorrect, which may negatively impact Aerovate's ability to develop and market AV-101 or any other product candidates that Aerovate may identify. Aerovate's failure to identify and correctly interpret relevant patents may negatively impact Aerovate's ability to develop and market AV-101 or any other product candidates that Aerovate may identify.

If Aerovate fails to correctly identify or interpret relevant patents, Aerovate may be subject to infringement claims. Aerovate cannot guarantee that it will be able to successfully settle or otherwise resolve such infringement claims. If Aerovate fails in any such dispute, in addition to being forced to pay monetary damages, Aerovate may be temporarily or permanently prohibited from commercializing AV-101 or any other product candidates that Aerovate may identify. Aerovate might, if possible, also be forced to redesign AV-101 or any other product candidates that Aerovate may identify in a manner that no longer infringes third-party intellectual property rights. Any of these events, even if Aerovate were ultimately to prevail, could require Aerovate to divert substantial financial and management resources that would otherwise be able to be devoted to Aerovate's business.

***Changes in patent law could diminish the value of patents in general, thereby impairing the ability to protect product candidates.***

Recent court rulings, including rules from the United States Supreme Court, have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to the ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken the ability to obtain new patents or to enforce existing patents and patents that might be obtained in the future.

In addition, the America Invents Act ("AIA"), which was passed in September 2011, resulted in significant changes to the U.S. patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a "first-to-invent" to a "first-to-file" system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of Aerovate's business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents.

Aerovate may become involved in opposition, interference, derivation, inter partes review or other proceedings challenging Aerovate's patent rights, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, Aerovate's patent rights, allow third parties to commercialize Aerovate's technology or products and compete directly with Aerovate, without payment to Aerovate, or result in Aerovate's inability to manufacture or commercialize products without infringing third-party patent rights.

There may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns.

Further, a new court system recently became operational in the European Union. The Unified Patent Court ("UPC") began accepting patent cases on June 1, 2023. The UPC is a common patent court with jurisdiction over patent infringement and revocation proceedings effective for multiple member states of the European Union. The broad geographic reach of the UPC could enable third parties to seek revocation of any of Aerovate's European patents in a single proceeding at the UPC rather than through multiple proceedings in each of the individual European Union member states in which the European patent is validated. Under the UPC, a successful revocation proceeding for a European patent under the UPC would result in loss of patent protection in those European Union countries. Accordingly, a single proceeding under the UPC could result in the partial or complete loss of patent protection in numerous European Union countries. Such a loss of patent protection could have a material adverse impact on Aerovate's business and ability to commercialize its technology and product candidates and, resultantly, on Aerovate's business, financial condition, prospects and results of operations. Moreover, the controlling laws and regulations of the UPC will develop over time and Aerovate cannot predict what the outcomes of cases tried before the UPC will be. The case law of the UPC may adversely affect Aerovate's ability to enforce or defend the validity of its European patents. Patent owners have the option to opt-out their European patents from the jurisdiction of the UPC, defaulting to pre-UPC enforcement mechanisms. Aerovate decided to opt out certain European patents and patent applications from the UPC. However, if certain formalities and requirements are not met, Aerovate's European patents and patent applications could be subject to the jurisdiction of the UPC. Aerovate cannot be certain that its European patents and patent applications will avoid falling under the jurisdiction of the UPC, if Aerovate decides to opt out of the UPC.

***Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Aerovate's patent protection could be reduced or eliminated for non-compliance with these requirements.***

The USPTO and European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and European and other patent agencies over the lifetime of a patent. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance with such provisions will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits.

In June 2024, Aerovate announced its decision to halt enrollment and shut down the Phase 3 portion of IMPAHCT as well as the long-term extension study of AV-101 in PAH, and Aerovate does not intend to continue to seek or maintain intellectual property protection on the technology underlying AV-101. If Aerovate fails to maintain the patents and patent applications covering AV-101 or if Aerovate otherwise allows its patents or patent applications to be abandoned or lapse, it will result in partial or complete loss of patent rights.

***Aerovate may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.***

Aerovate generally enters into confidentiality and intellectual property assignment agreements with its employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to Aerovate will be Aerovate's exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to Aerovate. Moreover, there may be some circumstances, where Aerovate is unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If Aerovate is subject to a dispute challenging its rights in or to patents or other intellectual property, such a dispute could be expensive and time consuming. If Aerovate were unsuccessful, Aerovate could lose valuable rights in intellectual property that it regards as its own. The issuance of a patent is not conclusive as to its inventorship.

***Aerovate may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.***

Aerovate could in the future be subject to claims that Aerovate or its employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although Aerovate tries to ensure that its employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for Aerovate, Aerovate may become subject to claims that it caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that Aerovate or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.

While Aerovate may litigate to defend itself against these claims, even if Aerovate is successful, litigation could result in substantial costs and could be a distraction to management. If Aerovate's defenses to these claims fail, in addition to requiring Aerovate to pay monetary damages, a court could prohibit Aerovate from using technologies or features that are essential to its product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect Aerovate's reputation, its ability to form strategic alliances or sublicense its rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on Aerovate's business, results of operations and financial condition.

***If Aerovate is unable to protect the confidentiality of its trade secrets, Aerovate's business and competitive position would be harmed.***

Aerovate relies on trade secrets and confidentiality agreements to protect its unpatented know-how, technology and other proprietary information and to maintain its competitive position. Trade secrets and know-how can be difficult to protect. Aerovate seeks to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as Aerovate's employees, collaborators consultants, advisors and other third parties. Aerovate also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Aerovate cannot guarantee that it has entered into such agreements with each party that may have or has had access to Aerovate's trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose Aerovate's proprietary information, including its trade secrets, and Aerovate may not be able to obtain adequate remedies for such breaches. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of Aerovate's product candidates that Aerovate considers proprietary. Monitoring unauthorized uses and disclosures is difficult, and Aerovate does not know whether the steps it has taken to protect its proprietary information will be effective.

Aerovate also seeks to preserve the integrity and confidentiality of its confidential proprietary information by maintaining physical security of its premises and physical and electronic security of its information technology systems, but it is possible that these security measures could be breached. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of Aerovate's trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, Aerovate would have no right to prevent them from using that technology or information to compete with Aerovate. If any of Aerovate's trade secrets were to be disclosed to or independently developed by a competitor or other third party, Aerovate's competitive position would be materially and adversely harmed.

***If Aerovate and its partners do not adequately protect the trademarks and trade names for Aerovate's products, then Aerovate and its partners may not be able to build name recognition in Aerovate's markets of interest and Aerovate's business may be adversely affected.***

Aerovate's competitors or other third parties may challenge, infringe or circumvent the trademarks or trade names for its products. Aerovate and its partners may not be able to protect these trademarks and trade names. In addition, if the trademarks or trade names for one of Aerovate's products infringe the rights of others, Aerovate or its partners may be forced to stop using the trademarks or trade names, which Aerovate needs for name recognition in its markets of interest. If Aerovate cannot establish name recognition based on its trademarks and trade names, Aerovate and its partners may not be able to compete effectively and Aerovate's business may be adversely affected.

**Risks Related to Government Regulation**

***Aerovate may be unable to obtain regulatory approval under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization of any product candidates and adversely impact Aerovate's potential to generate revenue, its business and its results of operations.***

Aerovate has not previously submitted an NDA or any other marketing application to the FDA or similar filings to comparable foreign regulatory authorities. An NDA or other similar regulatory filing requesting approval to market a product candidate must include extensive preclinical and clinical data and supporting information to establish that the product candidate is safe, effective, pure and potent for each desired indication. The NDA or other similar regulatory filing must also include significant information regarding the chemistry, manufacturing and controls for the product.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of pharmaceutical products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, and such regulations differ from country to country. Product candidates cannot be marketed in the United States or in any foreign countries until receiving the requisite approval from the applicable regulatory authorities of such jurisdictions.

The FDA or any foreign regulatory bodies can delay, limit or deny approval of product candidates for many reasons, including:

- the inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory body that a product candidate is safe and effective for the requested indication;

- the FDA's or the applicable foreign regulatory agency's disagreement with trial protocol or the interpretation of data from preclinical studies or clinical trials;

- the inability to demonstrate that the clinical and other benefits of a product candidate outweigh any safety or other perceived risks;

- the FDA's or the applicable foreign regulatory agency's requirement for additional preclinical studies or clinical trials;

- the FDA's or the applicable foreign regulatory agency's non-approval of the formulation, labeling or specifications for a product candidate;

- the FDA's or the applicable foreign regulatory agency's failure to approve manufacturing processes and facilities or the facilities of third-party manufacturers relied upon; or

- the potential for approval policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering clinical data insufficient for approval.

Of the large number of pharmaceutical products in development, only a small percentage successfully complete the FDA or other regulatory bodies' approval processes and are commercialized.

Even if Aerovate eventually completes clinical testing and receives approval from the FDA or applicable foreign agencies for any product candidates, the FDA or the applicable foreign regulatory agency may grant approval contingent on the performance of costly additional clinical trials which may be required after approval. The FDA or the applicable foreign regulatory agency also may approve a product candidate for a more limited indication or a narrower patient population than originally requested, and the FDA, or applicable foreign regulatory agency, may not approve it with the labeling that is necessary or desirable for the successful commercialization.

***Should Aerovate in the future conduct clinical trials outside the United States, the FDA, EMA and applicable foreign regulatory authorities may not accept data from such trials.***

The acceptance of trial data from clinical trials conducted outside the United States by the FDA, EMA, or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to good clinical practice ("GCP") regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements.

In addition, such foreign trials will be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA, or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States. If the FDA, EMA, or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay the business plan, and which may result in a product candidate not receiving approval or clearance for commercialization in the applicable jurisdiction.

***Even if Aerovate obtains regulatory approval for a product candidate, Aerovate will be subject to ongoing regulatory requirements, which may result in significant additional expenses. If approved, Aerovate's product candidates could be subject to labeling and other restrictions, and Aerovate may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with any product candidates.***

Aerovate does not intend to resume development of AV-101 or commence development of any other product candidates. However, if Aerovate has a product candidate approved by the FDA or a comparable foreign regulatory authority, it will be subject to extensive and ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with current Good Manufacturing Practices ("current GMPs") and Good Manufacturing Practices for any clinical trials that Aerovate conducts post-approval. Any regulatory approvals that Aerovate receives for its product candidates may also be subject to limitations on the approved indicated uses, including the duration of use, for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. The FDA may also require a Risk Evaluation and Mitigation Strategy ("REMS"), in order to approve a product candidate, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

Manufacturers and manufacturers' facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to current GMP regulations and implementing tracking and tracing requirements for certain prescription pharmaceutical products. As such, Aerovate and its contract manufacturers will be subject to continual review and inspections to assess compliance with current GMP and adherence to commitments made in any approved marketing application. Accordingly, Aerovate and others with whom Aerovate works must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

In the event any future product candidates are approved, Aerovate would have to comply with requirements concerning advertising and promotion. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. As such, Aerovate may not promote a product candidate for indications or uses for which it does not have approval. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA approved labeling. Aerovate also must submit new or supplemental applications and obtain approval for certain changes to product labeling, or manufacturing process.

If Aerovate discovers previously unknown problems with any product candidate, such as adverse events of unanticipated severity or frequency, or problems with the facility where a product candidate is manufactured, or if the FDA disagrees with the promotion, marketing or labeling, the FDA may impose restrictions on such product candidate or Aerovate, including requiring withdrawal of it from the market. If Aerovate fails to comply with applicable regulatory requirements, the FDA and other regulatory authorities may, among other things:

- issue warning letters or other regulatory enforcement action;

- impose injunctions, fines or civil or criminal penalties;

- suspend or withdraw regulatory approval;

- suspend any clinical studies;

- refuse to approve pending applications or supplements to approved applications;

- require revisions to the labeling, including limitations on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

- impose a REMS which may include distribution or use restrictions;

- require the conduct of an additional post-market clinical trial or trials to assess the safety of the product;

- impose restrictions on Aerovate's operations, including closing its contract manufacturers' facilities where regulatory inspections identify observations of noncompliance requiring remediation; or

47

- restrict the marketing of the product, require a product recall, seizure or detention, or refuse to permit the import or export of the product.

Any government action or investigation of alleged violations of law could require Aerovate to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect Aerovate's ability to commercialize and generate revenue. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of Aerovate and its operating results will be adversely affected.

Moreover, the policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any product candidates. Aerovate cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. In addition, if Aerovate is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Aerovate is not able to maintain regulatory compliance, Aerovate may be subject to enforcement action and may not achieve or sustain profitability.

***Aerovate has received orphan drug designation from the FDA and EMA for AV-101 for treatment of PAH, but Aerovate may be unable to obtain additional designations or to maintain the benefits associated with orphan drug status, including the potential for non-patent market exclusivity.***

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of 200,000 or more in the United States where there is no reasonable expectation that the cost of developing the product will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in the European Union, the European Commission, upon the recommendation of the EMA's Committee for Orphan Medicinal Products, may grant orphan designation in respect of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions and either (i) such condition affects not more than five in 10,000 persons in the European Union when the application is made or (ii) without incentives, it is unlikely that the marketing of the product would generate sufficient return in the European Union to justify the necessary investment in its development, and, in each case, for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). In the European Union, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Generally, if a product with an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same product and indication for that time period, except in limited circumstances. Any competitor developing imatinib in the same indication with orphan drug designation may block Aerovate's ability to obtain orphan drug exclusivity in the future if the competitor receives marketing approval before Aerovate does. The applicable exclusivity period is seven years in the United States and ten years in the European Union. The European Union exclusivity period can be reduced to six years if, at the end of the fifth year, it is established that a product no longer meets the criteria for orphan drug designation, including if the product is sufficiently profitable so that market exclusivity is no longer justified. Legislation has been proposed by the European Commission that, if implemented, has the potential in some cases to shorten the ten-year period of orphan drug exclusivity.

Aerovate previously obtained orphan drug designation for AV-101 in the United States from the FDA and in the European Union from the EMA for the treatment of PAH. Even with orphan drug exclusivity, that exclusivity may not effectively protect a product from competition because different products can be approved for the same condition. Even after an orphan drug is approved, the FDA or EMA can subsequently approve the same product for the same condition if the FDA or EMA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition or if another product with the same active moiety is determined to be safer, more effective, or represents a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a product nor gives the product any advantage in the regulatory review or approval process.

***Even if FDA approval in the United States is obtained, it does not guarantee approval for or successful commercialization of a product candidate outside of the United States, which would limit the ability to realize its full market potential.***

To market product candidates outside of the United States requires obtaining marketing authorizations and comply with numerous and varying regulatory requirements of other countries regarding quality, safety and efficacy. Clinical trials conducted in one country may not be accepted by foreign regulatory authorities, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and costs and require additional non-clinical studies or clinical trials, which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of a product candidate in those countries. Aerovate, as a company, does not have experience in obtaining regulatory approval in international markets. Failing to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approval in international markets is delayed, the target market will be reduced and the full market potential of such product candidate could not be realized.

***Aerovate's business operations and relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers have been subject to applicable healthcare regulatory laws, which could expose Aerovate to penalties.***

Aerovate's business operations and arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose Aerovate to broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal False Claims Act and Physician Payments Sunshine Act and regulations. These laws may constrain the business or financial arrangements and relationships through which Aerovate conducts its operations, including how Aerovate researches, markets, sells and distributes product candidates, if approved. For more information, please see the section titled "*Aerovate's Business — Government Regulation — Healthcare Laws and Regulation*" beginning on page 271 of this proxy statement/prospectus.

Ensuring that any internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations involves substantial costs. It is possible that governmental authorities will conclude that business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws. If operations are found to be in violation of any of the laws described above or any other governmental laws that may apply, it may result in significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of operations. If any of the physicians or other providers or entities with which business is done are found to not be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect the ability to operate its business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources.

***Healthcare legislative reform measures may have a material adverse effect on Aerovate's business and results of operations.***

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay regulatory approval of product candidates, restrict or regulate post-approval activities and affect the ability to profitably sell a product for which regulatory approval is obtained. Changes in regulations, statutes or the interpretation of existing regulations could impact manufacturing arrangements, require additions or modifications to product labeling, result in the recall or discontinuation of products or result in additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect business operations. For more information, please see the section titled "*Aerovate's Business — Government Regulation — Pricing and Reimbursement*" beginning on page 270 of this proxy statement/prospectus.

Revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. Healthcare is a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact business, operations and financial condition.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Aerovate cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act ("ACA"). Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect future profitability.

***Inadequate funding for the FDA, the SEC and other government agencies, including from government-shutdowns, or other disruptions to these agencies' operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Aerovate's business may rely, which could negatively impact Aerovate's business.***

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect business operations of regulated entities. In addition, government funding of the SEC and other government agencies on which Aerovate's operations may rely is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies. For example, over the last several years the United States government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. Future government shutdowns could impact the ability to access the public markets and obtain necessary capital in order to properly capitalize and continue Aerovate's operations.

**Risks Related to Aerovate's Employee Matters**

***Aerovate's insurance policies may be inadequate and potentially expose Aerovate to unrecoverable risks.***

Aerovate has limited director and officer insurance and product liability insurance policies. Any significant insurance claims would have a material adverse effect on Aerovate's business, financial condition and results of operations. Insurance availability, coverage terms, including deductibles and pricing, continue to vary with market conditions. Aerovate endeavors to obtain appropriate insurance coverage for insurable risks that it identifies; however, Aerovate may fail to correctly anticipate or quantify insurable risks,

Aerovate may not be able to obtain appropriate insurance coverage, and insurers may not respond as Aerovate intends to cover insurable events that may occur. Aerovate has observed rapidly changing conditions in the insurance markets relating to nearly all areas of traditional corporate insurance. Such conditions have resulted in higher premium costs, higher policy deductibles and lower coverage limits. For some risks, Aerovate may not have or maintain insurance coverage because of cost or availability.

***Aerovate may be unable to adequately protect its information systems and infrastructure from cyberattacks and other cybersecurity incidents, which could result in the disclosure or compromise of confidential or proprietary information, including personal data, damage to Aerovate's reputation, and subject Aerovate to significant financial and legal exposure.***

Aerovate relies on information technology systems that Aerovate or its third-party providers operate to process, transmit and store electronic information in its day-to-day operations. In connection with Aerovate's product discovery efforts, Aerovate may collect and use a variety of personal data, such as names, mailing addresses, email addresses, phone numbers and clinical trial information. A successful cyberattack or other cybersecurity incident could result in the theft or destruction of this personal data, intellectual property, other data, or other misappropriation of assets, or otherwise compromise Aerovate's confidential or proprietary information and disrupt Aerovate's operations. Cybersecurity incidents are increasing in their frequency, sophistication, level of persistence and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, ransomware, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. Aerovate may also face increased cybersecurity risks due to its reliance on internet technology and the number of Aerovate's employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, Aerovate may be unable to anticipate these techniques or implement adequate preventative measures. Aerovate may also experience cybersecurity incidents that may remain undetected for an extended period. A successful cyberattack could cause serious negative consequences for Aerovate, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although Aerovate devotes resources to protect its information systems, Aerovate realizes that cybersecurity incidents are a threat, and there can be no assurance that its efforts will prevent cybersecurity incidents that would result in business, legal, financial or reputational harm to Aerovate, or would have a material adverse effect on Aerovate's results of operations and financial condition. Aerovate maintains cybersecurity insurance in the event of a cybersecurity incident; however, the coverage may not be sufficient to cover all financial losses. Any failure to prevent or mitigate cybersecurity incidents or improper access to, use of, or disclosure or compromise of Aerovate's clinical data or patients' personal data could result in significant liability under state (e.g., state breach notification laws), federal, and international law and may cause a material adverse impact to Aerovate's reputation, affect Aerovate's ability to conduct new studies and potentially disrupt Aerovate's business.

Aerovate relies on its third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. If Aerovate or its third-party providers fail to maintain or protect Aerovate's information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to Aerovate's information technology systems, Aerovate or its third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such incidents could result in the losses described above as well as disputes with physicians, patients and partners, regulatory sanctions or penalties, increases in operating expenses, other expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on Aerovate's business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate cybersecurity incidents or improper access to or disclosure or compromise of such information could have similarly adverse consequences for Aerovate. If Aerovate is unable to prevent or mitigate the impact of such cybersecurity incidents, Aerovate could be exposed to litigation and governmental investigations, which could lead to a potential disruption to Aerovate's business. By way of example, the California Consumer Privacy Act as amended by the California Privacy Rights Act ("CCPA"), provides a private right of action for data breaches impacting California residents.

**Risks Related to Ownership of Aerovate's Common Stock**

***Aerovate's ability to utilize its net operating loss carryforwards and certain other tax attributes may be limited.***

Under Section 382 of the Code, if a corporation undergoes an "ownership change" (generally defined as a greater than 50 percentage point change (by value) in the ownership of its equity over a three year period), the corporation's ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income may be limited. Aerovate may have experienced such ownership changes in the past, and Aerovate may experience ownership changes in the future or subsequent shifts in Aerovate's stock ownership, some of which are outside Aerovate's control. As of December 31, 2024, Aerovate had federal net operating loss ("NOL") carryforwards of approximately $95.7 million and are accruing additional net operating losses in calendar year 2025, which will be added to the net operating loss carryover balance once the current year is completed. Aerovate's ability to utilize its net operating loss carryforwards could be limited by an "ownership change" as described above, which could result in increased tax liability to Aerovate. Furthermore, Aerovate's ability to utilize its NOLs or credits is conditioned upon Aerovate's attaining profitability and generating U.S. federal and state taxable income. As a result, the amount of the net operating loss and tax credit carryforwards presented in Aerovate's financial statements could be limited and may expire unutilized. Federal net operating loss carryforwards generated since Aerovate's incorporation in July 2018 will not be subject to expiration. However, any such net operating loss carryforwards may only offset 80% of Aerovate's annual taxable income.

***Changes in tax law may adversely affect Aerovate or its investors.***

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the U.S. Internal Revenue Service ("IRS") and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Aerovate or holders of its common stock. In recent years, many changes have been made and changes are likely to continue to occur in the future. For example, under Section 174 of the Code, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development in the U.S. are capitalized and amortized, which may have an adverse effect on Aerovate's cash flow. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in Aerovate's or its stockholders' tax liability or require changes in the manner in which Aerovate operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

***Anti-takeover provisions in the Aerovate Charter and under Delaware law could make an acquisition of Aerovate, which may be beneficial to Aerovate's stockholders, more difficult and may prevent attempts by Aerovate's stockholders to replace or remove Aerovate's current management.***

The Aerovate Charter and amended and Aerovate's restated bylaws contain provisions that could delay or prevent a change of control of Aerovate or changes in Aerovate's board of directors that Aerovate's stockholders might consider favorable. Some of these provisions include:

- a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board of directors will be elected at one time;

- a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of Aerovate's stockholders;

- a requirement that special meetings of the stockholders may be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, and special meetings of stockholders may not be called by any other person or persons;

- advance notice requirements for stockholder proposals and nominations for election to Aerovate's board of directors;

- a requirement that no member of Aerovate's board of directors may be removed from office by Aerovate's stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds (2/3) of all outstanding shares of Aerovate's voting stock then entitled to vote in the election of directors;

- a requirement of approval of not less than a majority of all outstanding shares of Aerovate's voting stock to amend any bylaws by stockholder action and not less than two-thirds (2/3) of all outstanding shares of Aerovate's voting stock to amend specific provisions of the Aerovate Charter; and

- the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval, which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because Aerovate is incorporated in Delaware, Aerovate is governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of Aerovate's outstanding voting stock. These anti-takeover provisions and other provisions in the Aerovate Charter and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of Aerovate's board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving Aerovate. These provisions could also discourage proxy contests and make it more difficult for Aerovate's stockholders to elect directors of their choosing or cause Aerovate to take other corporate actions that Aerovate's stockholders desire. Any delay or prevention of a change of control transaction or changes in Aerovate's board of directors could cause the market price of Aerovate's common stock to decline.

***Aerovate's amended and restated bylaws designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Aerovate's stockholders, which could limit Aerovate's stockholders' ability to obtain a favorable judicial forum for disputes with Aerovate or its directors, officers, or employees.***

Aerovate's amended and restated bylaws provide that, unless Aerovate consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (i) any derivative action or proceeding brought on Aerovate's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of Aerovate's directors, officers, and employees to Aerovate's or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Aerovate Charter or Aerovate's amended and restated bylaws (including the interpretation, validity or enforceability thereof) or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the "Delaware Forum Provision"). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Aerovate's amended and restated bylaws further provide that, unless Aerovate consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the "Federal Forum Provision"). In addition, Aerovate's bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of Aerovate's common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived Aerovate's compliance with the federal securities laws and the rules and regulations thereunder.

Aerovate recognizes that the Delaware Forum Provision in Aerovate's amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in Aerovate's amended and restated bylaws may limit Aerovate's stockholders' ability to bring a claim in a forum that they find favorable for disputes with Aerovate or its directors, officers or employees, which may discourage such lawsuits against Aerovate and its directors, officers and employees even though an action, if successful, might benefit Aerovate's stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce Aerovate's Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, Aerovate may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Aerovate than Aerovate's stockholders.

**Aerovate's General Risk Factors**

***Unfavorable global economic or political conditions could adversely affect Aerovate's business, financial condition or results of operations.***

Aerovate's results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital markets and lead to diminished liquidity and credit availability, higher interest rates, declines in consumer confidence and economic growth, increases in unemployment rates and uncertainty about economic stability. For instance, the COVID-19 pandemic led to a period of considerable uncertainty and volatility and interest rates in the United States have recently increased to levels not seen in decades. In addition, the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the United States and China or the ongoing war in Ukraine and the conflict in the Middle East, including any resulting sanctions, export controls or other restrictive actions, also could lead to disruption, instability, and volatility in the global markets, as well as disruptions to Aerovate's business. A severe or prolonged economic downturn or political disruption could result in a variety of risks to Aerovate's business, strategic prospects and ability to raise additional capital as needed on acceptable terms, if at all. Any of the foregoing could harm Aerovate's business and Aerovate cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact Aerovate's business.

***Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect Aerovate's current and projected business operations and its financial condition and results of operations.***

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank ("SVB"), was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership; since then, additional financial institutions have experienced similar failures and have been placed into receivership. It is possible that other banks will face similar difficulty in the future. Aerovate had no exposure to the SVB closure and did not experience any adverse impact to its liquidity or to its current and projected business operations, financial condition or results of operations. However, uncertainty remains over liquidity concerns in the broader financial services industry, and there may be additional impacts to Aerovate's business and industry that Aerovate cannot predict at this time. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Although Aerovate assesses its banking and customer relationships as it believes necessary or appropriate, Aerovate's access to funding sources and other credit arrangements in amounts adequate to finance or capitalize Aerovate's current and projected future business operations could be significantly impaired by factors that affect Aerovate, the financial institutions with which Aerovate has credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial

54

services industry companies with which Aerovate has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on Aerovate's current and projected business operations and Aerovate's financial condition and results of operations. These could include, but may not be limited to, the following:

- delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

- delayed or lost access to, or reductions in borrowings available under revolving existing credit facilities or other working capital sources and/or delays, inability or reductions in Aerovate's ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;

- potential or actual breach of contractual obligations that require Aerovate to maintain letters of credit or other credit support arrangements; or

- termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

Any decline in available funding or access to Aerovate's cash and liquidity resources could, among other risks, adversely impact Aerovate's ability to meet Aerovate's operating expenses, financial obligations or fulfill Aerovate's other obligations, result in breaches of Aerovate's financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on Aerovate's liquidity and current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by Aerovate's suppliers, which in turn, could have a material adverse effect on Aerovate's current and/or projected business operations and results of operations and financial condition. For example, a supplier may determine that it will no longer deal with Aerovate as a customer or a supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on Aerovate, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any supplier bankruptcy or insolvency, or the failure of any customer to make payments when due, or any breach or default by a supplier, or the loss of any significant supplier relationships, could result in material losses to Aerovate and may have a material adverse impact on Aerovate's business.

***Aerovate's business is affected by macroeconomic conditions, including rising inflation, interest rates and supply chain constraints.***

Various macroeconomic factors could adversely affect Aerovate's business and results of operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, recent supply chain constraints have led to higher inflation, which if sustained could have a negative impact on Aerovate's development of future product candidates, as well as Aerovate's business and results of operations. If inflation or other factors were to significantly increase Aerovate's business costs, ability to develop its current pipeline and new therapeutic products may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of Aerovate's business and ability to raise capital on favorable terms, or at all, in order to fund its operations.

***Aerovate's employees and independent contractors, including principal investigators, consultants, commercial collaborators, service providers and other vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on Aerovate's results of operations.***

Aerovate is exposed to the risk that its employees and independent contractors, including principal investigators, consultants, any future commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing standards; United States federal and state fraud and abuse laws, data privacy and security laws and other similar non-United States laws; or laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in Aerovate's preclinical studies or clinical trials, or illegal misappropriation of product, which could result in regulatory sanctions and cause serious harm to Aerovate's reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions Aerovate takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Aerovate from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, Aerovate is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Aerovate, and Aerovate is not successful in defending itself or asserting its rights, those actions could have a significant impact on Aerovate's business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other United States federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of Aerovate's operations, any of which could adversely affect Aerovate's ability to operate its business and its results of operations.

***Actual or perceived failures to comply with United States and foreign privacy and data protection laws, regulations and standards may adversely affect Aerovate's business, operations and financial performance.***

Aerovate is subject to or affected by numerous federal, state and foreign laws and regulations, as well as regulatory guidance, governing the collection, use, disclosure, retention, and security of personal information, such as information that Aerovate collects about patients and healthcare providers in connection with clinical trials in the United States and abroad. The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. This evolution may create uncertainty in Aerovate's business, affect Aerovate's or any service providers', contractors' or future collaborators' ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in Aerovate's contracts, result in liability or impose additional costs on Aerovate. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by Aerovate or its collaborators, service providers and contractors to comply with federal, state or foreign laws or regulations, Aerovate's internal policies and procedures or Aerovate's contracts governing processing of personal information could result in negative publicity, diversion of management time and effort and proceedings against Aerovate by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising.

As Aerovate's operations and business grow, Aerovate may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United States, HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for Aerovate and its future customers and strategic partners. For example, the CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches. The CCPA may increase Aerovate's compliance costs and potential liability. Following the amendment of the CCPA by the California Privacy Rights Act ("CPRA"), the CCPA is implemented and enforced by a new California data protection agency, which may result in increased regulatory scrutiny of California businesses in the areas of data protection and security. The effects of the CCPA, as amended by the CPRA, are potentially significant and may require Aerovate to modify its data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase Aerovate's potential exposure to regulatory enforcement and/or litigation.

Certain other state laws impose similar privacy obligations and Aerovate also anticipates that more states will increasingly enact legislation similar to the CCPA. Already, laws similar to the CCPA have been passed in numerous other states. While these laws incorporate many similar concepts of the CCPA, there are also several key differences in the scope, application, and enforcement of the laws that will change the operational practices of regulated entities. In addition, Washington state recently passed a comprehensive health information privacy law. Proposed and newly enacted legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Aerovate's operations abroad may also be subject to increased scrutiny or attention from data protection authorities. Many countries in these regions have established or are in the process of establishing privacy and data security legal frameworks with which Aerovate, its collaborators, service providers, including its contract research organizations ("CROs"), and contractors must comply. For example, the European Union General Data Protection Regulation (with regards to the European Economic Area ("EEA")) and the UK GDPR (with regards to the UK), as well as applicable national data protection legislation and requirements. In this document, GDPR refers to both EU GDPR and the UK GDPR, unless specified otherwise. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal information, including requirements relating to having a legal basis for processing personal data, stricter requirements relating to the processing of sensitive data (such as health sensitive data), where required by GDPR obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, requirements to conduct data protection impact assessments for high risk processing and taking certain measures when engaging third-party processors. Failure to comply with the requirements of the GDPR may result in warning letters, mandatory audits, orders to cease/change the use of data, and financial penalties, including fines of up to 4% of global revenues, or 20,000,000 Euro (£17.5 million for the UK), whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

The GDPR provides that EEA member states may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between member states, limit Aerovate's ability to use and share personal data or could cause Aerovate's costs to increase, and harm Aerovate's business and financial condition.

The GDPR also includes restrictions on cross-border transfers of personal data to countries outside the EEA and UK that are not considered by the European Commission or UK government as providing adequate protection to personal data, including the United States, unless a valid GDPR mechanism (for example, the European Commission approved Standard Contractual Clauses ("SCCs"), and the UK International Data Transfer Agreement/Addendum ("UK IDTA")) has been put in place. Where relying on the SCCs or UK IDTA for data transfers, Aerovate may also be required to carry out transfer impact assessments to assess whether the recipient is subject to local laws which allow public authority access to personal data. Further, the EU and United States have adopted its adequacy decision for the EU-U.S. Data Privacy Framework (the "Framework"), which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the United States is comparable to that offered in the EEA. This provides a further avenue to ensuring transfers to the United States are carried out in line with GDPR. There has been an extension to the Framework to cover UK transfers to the United States. The Framework could be challenged like its predecessor frameworks. The international transfer obligations under the EEA and UK data protection regimes will require significant effort and cost, and may result in Aerovate needing to make strategic considerations around where EEA and UK personal data is transferred and which service providers Aerovate can utilize for the processing of EEA and UK personal data. Although the UK is regarded as a third country under the EU GDPR, the European Commission has issued a decision recognizing the UK as providing adequate protection under the EU GDPR ("UK Adequacy Decision") and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing. The UK government has also now introduced a Data Protection and Digital Information Bill ("UK Bill") into the UK legislative process. The aim of the UK Bill is to reform the UK's data protection regime following Brexit. If passed, the final version of the UK Bill will have the effect of further altering the similarities between the UK and EEA data protection regime and threaten the UK Adequacy Decision from the European Commission. This may lead to additional compliance costs and could increase Aerovate's overall risk. The respective provisions and enforcement of the EU GDPR and UK GDPR may further diverge in the future and create additional regulatory challenges and uncertainties.

In addition, many jurisdictions outside of Europe are also considering and/or enacting comprehensive data protection legislation. For example, as of August 2020, the Brazilian General Data Protection Law imposes stringent requirements similar to GDPR with respect to personal information collected from individuals in Brazil.

In China, there have also been recent significant developments concerning privacy and data security. On June 10, 2021, the Standing Committee of the PRC National People's Congress published the Data Security Law of the People's Republic of China (the "Data Security Law") which took effect on September 1, 2021. The Data Security Law requires data processing (which includes the collection, storage, use, processing, transmission, provision and publication of data), to be conducted in a legitimate and proper manner. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data processing activities and also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data.

Also in China, on August 20, 2021, the Standing Committee of the National People's Congress of the PRC promulgated the Personal Information Protection Law ("PIPL"), which took effect on November 1, 2021. PIPL raises the protection requirements for processing personal information, and many specific requirements of the PIPL remain to be clarified. Fines for PIPL violations range from $7.7 million to up to 5% of the infringing company's previous year's revenues. Aerovate may be required to make further significant adjustments to Aerovate's business practices to comply with the personal information protection laws and regulations in China.

Although Aerovate works to comply with applicable laws, regulations and standards, Aerovate's contractual obligations and other legal obligations, because the interpretation and application of many privacy and data protection laws (including the GDPR), commercial frameworks, and standards are uncertain, it is possible that these laws, frameworks, and standards may be interpreted and applied in a manner that is inconsistent with Aerovate's existing data management practices and policies. If so, in addition to the possibility of fines, lawsuits, breach of contract claims, and other claims and penalties, Aerovate could be required to fundamentally change its business activities and practices or modify Aerovate's solutions, which could have an adverse effect on Aerovate's business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and security or data security laws, regulations, and policies, could result in additional cost and liability to Aerovate, damage Aerovate's reputation, inhibit Aerovate's ability to conduct trials, and adversely affect Aerovate's business and results of operations.

***Aerovate is an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and a "smaller reporting company" as defined in the Exchange Act, and will be able to avail itself of reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, which could make Aerovate's common stock less attractive to investors and adversely affect the market price of Aerovate's common stock.***

Aerovate is an "emerging growth company," as defined in the JOBS Act. Aerovate will remain an emerging growth company until the earlier of (i) the last day of the fiscal year in which Aerovate has total annual gross revenues of $1.235 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of Aerovate's IPO; (iii) the date on which Aerovate has issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which Aerovate is deemed to be a large accelerated filer under the rules of the SEC, which means the market value of Aerovate's common stock that is held by non-affiliates exceeds $700 million as of June 30th. For so long as Aerovate remains an emerging growth company, Aerovate is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404;

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

- providing only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

- the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure regarding executive compensation; and

- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of executive officers.

Although Aerovate is still evaluating the JOBS Act, Aerovate currently intends to take advantage of some, but not all, of the available exemptions available to Aerovate so long as Aerovate qualifies as an "emerging growth company." Aerovate has taken advantage of reduced reporting burdens in this proxy statement/prospectus. In particular, Aerovate has provided only two years of audited financial statements and has not included all of the executive compensation information that would be required if Aerovate were not an emerging growth company. Aerovate cannot predict whether investors will find its common stock less attractive if Aerovate relies on these exemptions. If some investors find Aerovate's common stock less attractive as a result, there may be a less active trading market for Aerovate's common stock and Aerovate's stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Aerovate has elected to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Aerovate will adopt the new or revised standard at the time public companies adopt the new or revised standard.

As a result, changes in rules of United States generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in Aerovate's business could significantly affect Aerovate's financial position and results of operations. In addition, Aerovate's independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of Aerovate's internal control over financial reporting so long as Aerovate qualifies as an "emerging growth company," which may increase the risk that material weaknesses in Aerovate's internal control over financial reporting go undetected. Likewise, so long as Aerovate qualifies as an "emerging growth company," Aerovate may elect not to provide Aerovate's stockholders with certain information, including certain financial information and certain information regarding compensation of Aerovate's executive officers, that Aerovate would otherwise have been required to provide in filings Aerovate makes with the SEC, which may make it more difficult for investors and securities analysts to evaluate Aerovate. Aerovate cannot predict if investors will find its common stock less attractive because Aerovate may rely on these exemptions. If some investors find Aerovate's common stock less attractive as a result, there may be a less active trading market for Aerovate's common stock, and Aerovate's stock price may be more volatile and may decline.

Even after Aerovate no longer qualifies as an emerging growth company, Aerovate may still qualify as a "smaller reporting company," which would allow Aerovate to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in Aerovate's periodic reports and proxy statements. Aerovate cannot predict if investors will find its common stock less attractive because Aerovate may rely on these exemptions. If some investors find Aerovate's common stock less attractive as a result, there may be a less active trading market for Aerovate's common stock and Aerovate's stock price may be more volatile.

***Aerovate may not pay any cash dividends on its capital stock in the foreseeable future, other than the Cash Dividend in connection with the Merger, and capital appreciation, if any, will be Aerovate's stockholders' sole source of gain.***

Aerovate has never declared or paid cash dividends on its capital stock. Aerovate intends to declare and pay to the holders of record of outstanding shares of Aerovate common stock as of a record date prior to the Effective Time of the Merger, to be set by the Aerovate board of directors as close as reasonably practicable to (but not later than) the anticipated Closing Date. Otherwise, Aerovate may retain all of its future earnings, if any, to finance the growth and development of Aerovate's business. In addition, the terms of any future debt agreements may preclude Aerovate from paying dividends. As a result, capital appreciation, if any, of Aerovate's common stock will be Aerovate's stockholders' sole source of gain for the foreseeable future.

***Aerovate incurs increased costs as a result of operating as a public company, and Aerovate's management is required to devote substantial time to new compliance initiatives.***

As a public company, and particularly after Aerovate is no longer an "emerging growth company," Aerovate will continue to incur significant legal, accounting and other expenses that Aerovate did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Aerovate's management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase Aerovate's legal and financial compliance costs and will make some activities more time-consuming and costly. For example, Aerovate expects that these rules and regulations may make it more difficult and more expensive for Aerovate to maintain director and officer liability insurance.

Pursuant to Section 404, Aerovate is required to furnish a report by Aerovate's management on its internal control over financial reporting. Management's certification under Section 404 of the Sarbanes-Oxley Act was provided with Aerovate's annual report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 25, 2024. However, while Aerovate remains an emerging growth company, it will not be required to include an attestation report on internal control over financial reporting issued by Aerovate's independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, Aerovate has engaged in a process to document and evaluate Aerovate's internal control over financial reporting, which is both costly and challenging. In this regard, Aerovate has been and will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite Aerovate's efforts, there is a risk that neither Aerovate nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that Aerovate's internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of Aerovate's financial statements. In addition, if Aerovate is not able to continue to meet these requirements, Aerovate may not be able to remain listed on Nasdaq.

***If Aerovate fails to establish and maintain proper and effective internal control over financial reporting, Aerovate's operating results and ability to operate its business could be harmed.***

Ensuring that Aerovate has adequate internal financial and accounting controls and procedures in place so that Aerovate can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Aerovate's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with Aerovate's IPO, Aerovate began the process of documenting, reviewing and improving its internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of Aerovate's internal control over financial reporting.

Implementing any appropriate changes to Aerovate's internal controls may distract Aerovate's officers and employees, entail substantial costs to modify Aerovate's existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of Aerovate's internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase Aerovate's operating costs and harm its business. In addition, investors' perceptions that Aerovate's internal controls are inadequate or that Aerovate is unable to produce accurate financial statements on a timely basis may harm Aerovate's stock price.

***Aerovate's disclosure controls and procedures may not prevent or detect all errors or acts of fraud.***

Aerovate is subject to the periodic reporting requirements of the Exchange Act. Aerovate designed its disclosure controls and procedures to reasonably assure that information Aerovate must disclose in reports it files or submits under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Aerovate believes that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in Aerovate's control system, misstatements due to error or fraud may occur and not be detected.

***If securities analysts do not publish research or reports about Aerovate's business or if they publish negative evaluations of Aerovate's stock, the price of Aerovate's stock could decline.***

The trading market for Aerovate's common stock will rely in part on the research and reports that industry or financial analysts publish about Aerovate or its business. Aerovate does not have control over these analysts. There can be no assurance that existing analysts will continue to provide research coverage or that new analysts will begin to provide research coverage. Although Aerovate has obtained analyst coverage, if one or more of the analysts covering Aerovate's business downgrade their evaluations of Aerovate's stock, the price of Aerovate's stock could decline. If one or more of these analysts cease to cover Aerovate's stock, Aerovate's could lose visibility in the market for its stock, which in turn could cause Aerovate's stock price to decline.

**Risks Related to Jade**

**Risks Related to Jade's Limited Operating History, Financial Position and Capital Requirements**

*Jade is a preclinical stage biotechnology company with a limited operating history on which to assess its business; Jade has not initiated, conducted or completed any clinical trials, and Jade has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and viability.*

Jade is a preclinical stage biotechnology company with limited operating history. Since its inception in June 2024, Jade has incurred operating losses with no corresponding revenue and has utilized substantially all of its resources to identify, license and develop JADE-001, initiate discovery efforts with respect to its JADE-002 and JADE-003 programs, organize and staff its company and provide other general and administrative support for its operations. Jade has no significant experience as a company in initiating, conducting or completing preclinical studies or clinical trials. In part because of this lack of experience, Jade cannot be certain that its preclinical studies or clinical trials will begin or be completed on time, if at all. In addition, Jade has not yet demonstrated an ability to obtain regulatory approvals, manufacture a clinical or commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about Jade's future success or viability may not be as accurate as they could be if Jade had a longer operating history.

In addition, as Jade's business grows, it may encounter unforeseen expenses, restrictions, difficulties, complications, delays and other known and unknown factors. Jade will need to transition at some point from a company with an early research and development focus to a company capable of supporting larger scale clinical trials and eventually commercial activities. Jade may not be successful in such a transition.

*Even if the Merger and the Jade Pre-Closing Financing are successful, Jade will require substantial additional capital to finance its operations in the future, which raises substantial doubt about its ability to continue as a going concern. If Jade is unable to raise such capital when needed, or on acceptable terms, Jade may be forced to delay, reduce and/or eliminate one or more of its development programs or future commercialization efforts.*

Developing biotechnology products is a very long, time-consuming, expensive and uncertain process that takes years to complete. Jade expects its expenses to increase in connection with its ongoing activities, particularly as Jade conducts preclinical studies, clinical trials of, and seeks regulatory approval for JADE-001, advances discovery efforts with respect to its JADE-002 and JADE-003 programs, and advances any future programs and product candidates that it may license. Even if one or more of the programs that Jade develops is approved for commercial sale, Jade anticipates incurring significant costs associated with sales, marketing, manufacturing and distribution activities to launch any such product. Jade's expenses could increase beyond expectations if it is required by the FDA or other regulatory agencies to perform preclinical studies or clinical trials in addition to or more expansive than those that Jade currently anticipates. Because the design and outcome of Jade's planned and anticipated clinical trials are highly uncertain, it cannot reasonably estimate the actual amount of funding that will be necessary to successfully complete the development and commercialization of any program Jade develops. Jade's future capital requirements depend on many factors, including but not limited to:

- the scope, progress, results and costs of discovery, preclinical and clinical development for Jade's product candidates;

- the cost and timing of completion of clinical and commercial-scale manufacturing activities;

- the costs and timing of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing Jade's intellectual property and proprietary rights, and defending intellectual property-related claims, including claims of infringement, misappropriation or other violations of third-party intellectual property;

- the costs, timing and outcome of the regulatory review of Jade's product candidates and obtaining the requisite regulatory approvals;

- the costs of Jade's future commercialization activities, either by itself or in collaboration with others, including product sales, marketing, manufacturing, and distribution for any product candidate for which Jade receives regulatory approval;

- the revenue, if any, received from commercial sales of product candidates for which Jade receives regulatory approval;

- the success of Jade's current or future collaborations, including its collaboration with Paragon pursuant to the Paragon Option Agreement and any future license agreements Jade enters into with Paragon;

- Jade's ability to establish and maintain additional collaborations on favorable terms, if at all;

- the extent to which Jade acquires or in-licenses products, intellectual property and technologies;

- the costs of operational, financial and management information systems and associated personnel; and

- the costs of operating as a public company.

Accordingly, Jade will require substantial additional funding to continue its operations. As of December 31, 2024, Jade had $69.4 million of cash. Even if the Merger and the Jade Pre-Closing Financing be successful, Jade will still need to raise additional capital to continue to fund its operations in the future. If Jade is unable to raise additional capital when needed, that could raise substantial doubt about Jade's ability to continue as a going concern.

Jade has concluded there is substantial doubt about its ability to continue as a going concern for at least 12 months from the date its financial statements as of December 31, 2024 were issued. In light of these concerns, Jade's independent registered public accounting firm included in its opinion on the financial statements an explanatory paragraph expressing substantial doubt about Jade's ability to continue as a going concern beyond 12 months from the date its financial statements were issued.

Jade may be required to seek additional funds sooner than planned through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources, and adequate additional financing may not be available to it on acceptable terms, or at all. Such financing may dilute Jade's stockholders or the failure to obtain such financing may restrict its operating activities. Any additional fundraising efforts may divert Jade's management from their day-to-day activities, which may adversely affect its business. To the extent that Jade raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences and anti-dilution protections that adversely affect your rights as a stockholder. Debt financing may result in the imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect Jade's business. If Jade raises additional funds through upfront payments or milestone payments pursuant to current or future collaborations with third parties, Jade may have to relinquish valuable rights to its product candidates, or grant licenses on terms that are not favorable to it. Jade's ability to raise additional capital may be adversely impacted by global macroeconomic conditions and volatility in the credit and financial markets in the United States and worldwide. Jade's failure to raise capital as and when needed or on acceptable terms would have a negative impact on its financial condition and its ability to pursue its business strategy, and Jade may have to delay, reduce the scope of, suspend or eliminate one or more of its product candidates, clinical trials or future commercialization efforts or cease its operations.

***Jade has incurred losses since inception, and Jade expects to incur losses for the foreseeable future and may not be able to achieve or sustain profitability in the future. Jade has no products approved for sale, has not generated any revenue from its product candidates and may never generate revenue or become profitable.***

Investment in biotechnology product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risks that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. Jade has no products approved for commercial sale, has not generated any revenue from product sales to date, and continues to incur significant research and development and other expenses related to its ongoing operations. Jade does not expect to generate product revenue unless or until it successfully completes preclinical and clinical development and obtains regulatory approval of, and then successfully commercializes, at least one of its product candidates. Jade may never succeed in these activities and, even if it does, may never generate revenues that are significant or large enough to achieve profitability. If Jade is unable to raise sufficient additional capital to advance a product candidate to commercialization or generate sufficient revenue through the sale of any approved products, Jade may be unable to continue operations without additional funding.

Jade has incurred significant net losses in each period since it commenced operations in June 2024. Jade generated net losses of $46.2 million for the period from June 18, 2024 (inception) to December 31, 2024. As of December 31, 2024, Jade had an accumulated deficit of $46.2 million, and Jade has concluded that there is substantial doubt about its ability to continue as a going concern for at least 12 months from the date its financial statements for the period June 18, 2024 (inception) to December 31, 2024 were issued. Jade expects to continue to incur losses for the foreseeable future. Jade's operating expenses and net losses may fluctuate significantly from quarter to quarter and year to year. Jade anticipates that its expenses will increase substantially if and as it:

- advances its existing and future product candidates through preclinical and clinical development, including potential expansion into additional indications;

- seeks to identify additional product candidates;

- maintains, expands, enforces, defends and protects its intellectual property portfolio;

- seeks, obtains and maintains regulatory and regulatory approvals for its product candidates;

- seeks to identify, establish and maintain additional collaborations and license agreements;

- makes milestone payments to Paragon under the Paragon Option Agreement and JADE-001 License Agreement, and under any additional future collaboration or license agreements that Jade enters into;

- ultimately establishes a sales, marketing and distribution infrastructure to commercialize any drug products for which Jade may obtain regulatory approval, either by itself or in collaboration with others;

- generates revenue from commercial sales of product candidates for which Jade receives regulatory approval, if any;

- hires additional personnel including research and development, clinical and commercial personnel;

- adds operational, financial and management information systems and personnel, including personnel to support its product development;

- acquires or in-licenses products, intellectual property and technologies;

- establishes clinical and commercial-scale current good manufacturing practices ("cGMP") capabilities through a third-party or its own manufacturing facility; and

- operates as a public company.

In addition, Jade's expenses will increase if, among other things, it is required by the FDA or other regulatory authorities to perform clinical trials or studies in addition to, or different than, those that Jade currently anticipates, there are any delays in completing its clinical trials or the development of any of its product candidates, or there are any third-party challenges to Jade's intellectual property or Jade needs to defend against any intellectual property-related claim.

Even if Jade obtains regulatory approval for, and is successful in commercializing, one or more of its product candidates, Jade expects to incur substantial additional research and development and other expenditures to develop and market additional product candidates and/or to expand the approved indications of any marketed product. Jade may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Jade's future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue.

Jade's failure to become profitable would decrease Jade's value and could impair its ability to raise capital, maintain its research and development efforts, expand its business and/or continue its operations. A decline in Jade's value of could also cause you to lose all or part of your investment.

**Risks Related to Jade's Discovery, Development and Commercialization**

*Jade faces competition from entities that have developed or may develop product candidates for the diseases addressed by its product candidates.*

The development and commercialization of drugs is highly competitive. Jade's product candidates, if approved, will face significant competition and Jade's failure to effectively compete may prevent it from achieving significant market penetration. Jade competes with a variety of multinational biopharmaceutical companies, specialized biotechnology companies and emerging biotechnology companies, including Calliditas Therapeutics, AB, Climb Bio, Inc., Novartis AG, Otsuka Pharmaceutical Co., Ltd., Travere Therapeutics, Vera Therapeutics, Inc., and Vertex Pharmaceuticals Incorporated, as well as academic institutions, governmental agencies, and public and private research institutions, among others. Many of the companies with which Jade is currently competing or will compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and regulatory approved products than Jade does, and are further along in the clinical development and/or commercialization process. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of Jade's competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Jade in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, raising capital, patient registration for clinical trials, establishing and defending rights to intellectual property, as well as in acquiring technologies complementary to, or necessary for, Jade's product candidates.

Jade's competitors have developed or are developing, and may in the future develop, product candidates or products competitive with Jade's product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community and any potential new treatments, including those currently under clinical development. Jade's success will depend partially on its ability to develop and commercialize products that have a competitive safety, efficacy, dosing and/or presentation profile. Jade's commercial opportunity and success will be reduced or eliminated if competing products are safer, more effective, have a more attractive dosing profile or presentation or are less expensive than the products Jade develops, or if Jade's competitors develop competing products or biosimilars that enter the market more quickly than Jade does and are able to gain market acceptance. Conversely, the lack of commercial success of other competing therapies may raise concerns about the financial viability of Jade's product candidates. Please see the section titled "*Jade's Business — Competition*" beginning on page 297 of this proxy statement/prospectus for a more detailed description of Jade's competitors and the factors that may affect the success of Jade's product candidates.

In addition, because of the competitive landscape for autoimmune indications, including IgA nephropathy ("IgAN"), Jade may also face competition for establishing trial sites and clinical trial enrollment. Patient enrollment will depend on many factors, including if potential clinical trial patients choose to undergo treatment with approved products or enroll in competitors' ongoing clinical trials for product candidates that are under development for the same indications as Jade's product candidates. An increase in the number of approved products for the indications Jade is targeting with its product candidates will likely further exacerbate this competition. Jade's inability to enroll a sufficient number of patients could, among other impacts, delay its development timeline, which may further harm Jade's competitive position.

*JADE-001 is in the preclinical stage of development and may fail in development or suffer delays that materially and adversely affect its viability. If Jade or its current or future collaborators are unable to complete development of or commercialize Jade's product candidates, or experience significant delays in doing so, Jade's business will be materially harmed.*

Jade has no commercially approved products, and JADE-001 and Jade's additional programs are in the preclinical stage of development and have not been tested in humans. As a result, Jade expects it will be many years before it commercializes any product candidate, if ever. Jade's ability to achieve and sustain profitability depends on obtaining regulatory approvals for, and successfully commercializing, Jade's product candidates, either alone or with third parties, and Jade cannot guarantee you that it will ever obtain regulatory approval for any of its product candidates. Jade has not yet demonstrated its ability to initiate or complete any clinical trials, obtain regulatory approvals, manufacture a clinical development or commercial scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. Before obtaining regulatory approval for the commercial distribution of any product candidate, Jade or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of the product candidate.

Jade or its collaborators may experience delays in initiating or completing preclinical studies or clinical trials. Jade or its collaborators also may experience numerous unforeseen events during, or as a result of, any future preclinical studies or clinical trials that Jade could conduct that could delay or prevent its ability to receive regulatory approval or commercialize its product candidates, including:

- regulators, such as the FDA, institutional review boards ("IRBs") or comparable foreign regulatory authorities may not authorize, Jade or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

- Jade may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- clinical trial sites may deviate from the trial protocol, fail to conduct trials in a compliant manner or drop out of a trial, which may require that Jade add new clinical trial sites or investigators or otherwise negatively impact the timing or integrity of Jade's clinical trial(s);

- clinical trials of any product candidates may fail to show safety or efficacy, produce negative or inconclusive results and Jade may decide, or regulators may require it, to conduct additional preclinical studies or clinical trials or Jade may decide to abandon a product development program;

- the number of subjects required for clinical trials of any product candidates may be larger than Jade anticipates, especially if regulatory bodies require completion of non-inferiority or superiority trials, enrollment in these clinical trials may be slower than Jade anticipates or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than Jade anticipates;

- Jade's third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Jade in a timely manner, or at all, or may deviate from the clinical trial protocol or suffer other quality or performance issues that negatively impact the timing or integrity of Jade's clinical trial(s);

- Jade may elect to, or regulators, IRBs or ethics committees may require that Jade or its investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in Jade's clinical trials are being exposed to unacceptable health risks;

- the cost of clinical trials of any of Jade's product candidates may be greater than Jade anticipates;

- the quality of Jade's product candidates or other materials necessary to conduct clinical trials of its product candidates may be inadequate to initiate or successfully complete a given clinical trial;

- Jade may be unable to manufacture sufficient quantities of its product candidates for use in clinical trials;

- reports from clinical testing of other therapies may raise safety or efficacy concerns about Jade's product candidates;

- Jade may fail to establish an appropriate safety profile for a product candidate based on clinical or preclinical data for such product candidates as well as data emerging from other therapies in the same class as its product candidates; and

66

- the FDA or other regulatory authorities may require Jade to submit additional data such as long-term toxicology studies, or impose other requirements before permitting Jade to initiate a clinical trial.

Commencing clinical trials in the United States is subject to acceptance by the FDA of an IND and finalizing the trial design based on discussions with the FDA. Commencing clinical trials in jurisdictions outside of the United States, such as New Zealand, is similarly subject to acceptance by the applicable regulatory authority of clinical trial documentation following discussions with such authority. In the event that the FDA or other applicable regulatory authority requires Jade to complete additional preclinical studies or Jade is required to satisfy other FDA or foreign regulatory authority requests, respectively, prior to commencing clinical trials, the start of Jade's first clinical trials may be delayed. Even after Jade receives and incorporates guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree as to whether Jade has satisfied their requirements to commence any clinical trial or change their position on the acceptability of Jade's trial design or the clinical endpoints selected, which may require Jade to complete additional preclinical studies or clinical trials, delay the enrollment of Jade's clinical trials or impose stricter approval conditions than Jade currently expects. There are analogous processes and risks applicable to clinical trial applications in other countries, including countries in the EU.

Jade may not have the financial resources to continue development of its product candidates if Jade experiences any issues that delay or prevent regulatory approval of, or Jade's ability to commercialize, its product candidates. Jade or its current or future collaborators' inability to complete development of, or commercialize Jade's product candidates, or significant delays in doing so, could have a material and adverse effect on Jade's business, financial condition, results of operations and prospects.

***Jade is substantially dependent on the success of JADE-001, and Jade's anticipated clinical trials of such program may not be successful.***

Jade's future success is substantially dependent on its ability to timely obtain regulatory approval for, and then successfully commercialize, JADE-001. Jade is initially investing a majority of its efforts and financial resources into the research and development of this program. Jade anticipates initiating a Phase 1 clinical trial of JADE-001 in healthy volunteers in New Zealand in the second half of 2025. The success of JADE-001 is dependent on observing suppression of IgA levels and improved pharmacokinetic properties compared to other anti-APRIL monoclonal antibody product candidates in clinical development. This is based in part on the assumption that the increased *in vitro* potency and improved pharmacokinetics observed in non-human primates ("NHPs") will translate into a suppression of IgA levels and improved pharmacokinetic properties of JADE-001 in humans, resulting in a more convenient dosing regimen. To the extent Jade does not observe this suppression of IgA levels or improved pharmacokinetic properties when Jade doses humans with its product candidates, it would significantly and adversely affect the clinical and commercial potential of JADE-001.

Jade's product candidates will require additional clinical development, evaluation of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, substantial investment and significant marketing efforts before Jade generates any revenues from product sales. Jade is not permitted to market or promote these product candidates, or any other product candidates, before it receives regulatory approval from the FDA and comparable foreign regulatory authorities, and Jade may never receive such regulatory approvals.

The success of Jade's product candidates will depend on a variety of factors. Jade does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to Jade's intellectual property rights, potential threats from the intellectual property rights of third parties and the manufacturing, marketing, distribution and sales efforts of any current or future collaborator. Accordingly, Jade cannot assure you that Jade will ever be able to generate revenue through the sale of these product candidates, even if approved. If Jade is not successful in obtaining regulatory approval and commercializing JADE-001 or other future product candidates, or is significantly delayed in doing so, Jade's business will be materially harmed.

***If Jade does not achieve its projected development goals in the time frames it announces and expects, the commercialization of Jade's product candidates may be delayed and its expenses may increase and, as a result, its stock price may decline.***

From time to time, Jade estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which Jade sometimes refers to as milestones.

These milestones may include the commencement or completion of scientific studies and clinical trials, such as the expected timing for the initiation of Jade's Phase 1 clinical trial of JADE-001 in healthy volunteers and generation of mechanistic clinical proof-of-concept data, as well as the timing for receipt of clinical data and submission of regulatory filings. From time to time, Jade may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones can vary dramatically compared to Jade's estimates, in many cases for reasons beyond its control. If Jade does not meet these milestones as publicly announced, or at all, Jade's prospects and reputation may be adversely affected and Jade's stock price may decline. Additionally, delays relative to Jade's projected timelines are likely to cause overall expenses to increase, which may require Jade to raise additional capital sooner than expected and prior to achieving targeted development milestones.

***The target patient population for the treatment of IgAN is small and has not been definitively determined, and if Jade's estimates of the number of treatable patients is lower than expected, Jade's potential revenues from sales of its product candidates, if approved, and Jade's ability to achieve profitability would be compromised.***

Jade's estimates of both the number of patients who have IgAN, as well as the subset of patients with these diseases in a position to receive treatment from JADE-001 (i.e., those with proteinuria > 0.5g/day), if approved, are based on Jade's beliefs, and these estimates may prove to be incorrect. These estimates have been derived from a variety of sources, including scientific literature, input from physicians that treat patients with the diseases Jade is targeting, patient foundations and secondary market research databases. For example, Jade's estimates of the prevalence of IgAN in certain geographies are based in part on the published prevalence of IgAN among patient populations in the United States split across ethnicities, and Jade's own analyses of prevalence in Europe, and on published disease incidence rates for certain geographies and estimated for the populations of such geographies. Further, new studies may change the estimated incidence or prevalence of IgAN, and any regulatory approvals that Jade may receive for JADE-001 may include limitations for use or contraindications that decrease the addressable patient population. Accordingly, Jade's target patient populations may turn out to be lower than expected, in which case the potential revenues from sales of its product candidates, if approved, would be lower than expected.

***Jade's approach to the discovery and development of its product candidates is unproven, and Jade may not be successful in its efforts to build a pipeline of product candidates with commercial value.***

Jade's approach to the discovery and development of its product candidates leverages well-established mechanisms of action and incorporates advanced antibody engineering to optimize half-life and other properties designed to overcome limitations of existing therapies, including increased binding affinity. Jade's product candidates are purposefully designed to improve upon existing product candidates and products while maintaining the same, well-established mechanisms of action. However, the scientific research that forms the basis of Jade's efforts to develop product candidates using half-life extension technologies and to enhance efficacy through improved binding affinity, including monoclonal antibodies, is ongoing and may not result in viable product candidates. Jade has limited clinical data on product candidates utilizing monoclonal antibody half-life extension technologies, especially in autoimmune indications, demonstrating whether they are safe or effective for long-term treatment in humans. Jade also has no clinical data to indicate whether its modifications to enhance binding affinity translate into improved efficacy in humans. The long-term safety and efficacy of Jade's product candidates compared to currently approved products is unknown.

Jade may ultimately discover that utilizing half-life extension technologies for Jade's specific targets and indications and any product candidates resulting therefrom do not possess certain properties required for therapeutic effectiveness. Jade currently has only preclinical data regarding the increased half-life properties of Jade's product candidates and the same results may not be seen in humans. In addition, product candidates using half-life extension technologies may demonstrate different chemical and pharmacological properties in patients than they do in laboratory studies. This technology and any product candidates resulting therefrom may not demonstrate the same chemical and pharmacological properties in humans and may interact with human biological systems in unforeseen, ineffective or harmful ways. Many product candidates that appeared highly promising in preclinical studies or in early-stage clinical trials have failed when advanced into, or further in, clinical development.

In addition, other companies are developing drug products that utilize half-life extension technology in other targets and indications. The failure of those companies to demonstrate the safety and efficacy of their product candidates may be harmful to Jade's business, financial condition, results of operations and prospects.

In addition, Jade may in the future seek to discover and develop product candidates that are based on novel targets and technologies that are unproven. If Jade's discovery or business development activities fail to identify novel targets or technologies for drug development, or such targets or technologies prove to be unsuitable for treating human disease, Jade may not be able to develop viable additional product candidates. Jade and its existing or future collaborators may never receive approval to market and commercialize any product candidate. Even if Jade or an existing or future collaborator obtains regulatory approval, the approval may be for targets, disease indications or patient populations that are not as broad as Jade intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. If the products resulting from Jade's product candidates prove to be ineffective, unsafe or commercially unviable, its product candidates and pipeline would have little, if any, value, which would have a material and adverse effect on Jade's business, financial condition, results of operations and prospects.

***Preclinical and clinical development involves a lengthy and expensive process that is subject to delays and with uncertain outcomes, and results of earlier studies and trials may not be predictive of future clinical trial results. If Jade's preclinical studies and clinical trials are not sufficient to support regulatory approval of any of its product candidates, Jade may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.***

Before obtaining regulatory approval from regulatory authorities for the sale of any product candidate, Jade must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of its product candidate in humans. Jade's clinical trials may not be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. For example, Jade depends on the availability of NHPs to conduct certain preclinical studies that Jade is required to complete prior to submitting an IND and initiating clinical development. There is currently a global shortage of NHPs available for drug development. While Jade currently does not anticipate that this shortage will materially impact its costs or timelines, a continuing or future shortage could cause the cost of obtaining NHPs for Jade's future preclinical studies to increase significantly or result in delays to its development timelines. Furthermore, a failure of one or more clinical trials can occur at any clinical trial phase. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their product candidates. In addition, Jade expects to rely on patients to provide feedback on measures such as measures of disease and quality of life, which are subjective and inherently difficult to evaluate. These measures can be influenced by factors outside of Jade's control, and can vary widely from day to day for a particular patient, and from patient to patient and from site to site within a clinical trial.

Jade cannot be sure that the FDA or comparable foreign regulatory authorities will agree with its clinical development plan. Jade plans to use the data from its planned Phase 1 trial of JADE-001 in healthy volunteers to support Phase 2 trials in other indications. However, there is no guarantee the data from such Phase 1 trial will support a Phase 2 trial in any indication. If the FDA or comparable foreign regulatory authorities require Jade to conduct additional trials or enroll additional patients, Jade's development timelines may be delayed. Jade cannot be sure that submission of an IND or similar foreign application will result in the FDA or comparable foreign regulatory authorities, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Events that may prevent successful or timely initiation or completion of clinical trials include: inability to generate sufficient preclinical, toxicology or other *in vivo* or *in vitro* data to support the initiation or continuation of clinical trials; delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials; delays or failure in obtaining regulatory authorization to commence a trial; delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites; delays in identifying, recruiting and training suitable clinical investigators; delays in obtaining required IRB approval or positive ethics committee opinions at each clinical trial site; delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of Jade's product candidates for use in clinical trials or the inability to do any of the foregoing; failure by Jade's CROs, other third parties or Jade to adhere to clinical trial protocols; failure to perform in accordance with the FDA's or any other regulatory authority's GCP requirements or regulatory guidelines; changes to the clinical trial protocols; clinical sites deviating from trial protocol or dropping out of a trial; changes in regulatory requirements, guidance or clinical trial plans that require amending or submitting new clinical protocols; selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data; transfer of manufacturing processes to larger-scale facilities and delays or failure by Jade's contract manufacturing organizations ("CMOs") or Jade to make any necessary changes to such manufacturing process; and third parties being unwilling or unable to satisfy their contractual obligations to Jade.

Jade could also encounter delays if a clinical trial is suspended or terminated by Jade, by the IRBs or ethics committees of the institutions in which such clinical trials are being conducted, by the Data Safety Monitoring Board, if any, for such clinical trial or by the FDA or comparable foreign regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Jade's clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If Jade is required to conduct additional clinical trials or other testing of Jade's product candidates beyond those that it currently contemplates, if Jade is unable to successfully complete clinical trials of its product candidates, if the results of these trials are not positive or are only moderately positive or if there are safety concerns, Jade's business and results of operations would be adversely affected.

***Jade may find it difficult to enroll patients in its clinical trials given the relatively small patient population and significant competition for patients who have the diseases for which JADE-001 is being developed. If Jade encounters difficulties enrolling patients in its JADE-001 clinical trials or future clinical trials, Jade's clinical development activities could be delayed or otherwise adversely affected.***

Jade may experience difficulties in patient enrollment in its future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on Jade's ability to enroll a sufficient number of patients who remain in the trial until its conclusion. In particular, as a result of the inherent difficulties in diagnosing IgAN, an indication with relatively small patient populations, and the significant competition for recruiting patients with IgAN in clinical trials, there may be delays in enrolling the patients Jade needs to complete clinical trials on a timely basis, or at all. In addition, because Jade is initially focused on developing product candidates for indications for which there is significant competition for recruiting patients, Jade may encounter similar challenges for patient enrollment when it commences clinical programs for additional product candidates in the future. Further, there are three recently approved products for the treatment of IgAN, and patients may decide, or physicians may recommend, to use such approved treatments instead of enrolling in clinical trials.

The enrollment of patients in future trials for any of Jade's product candidates will depend on many factors, including:

- size and nature of the patient population; severity of the disease under investigation;

- availability and efficacy of approved drugs for the disease under investigation;

- patient eligibility and exclusion criteria for the trial in question;

- patients' and clinicians' perceived risks and benefits of the product candidate under study;

- if patients choose to enroll in clinical trials, rather than using approved products, or if Jade's competitors have ongoing clinical trials for product candidates that are under development for the same indications as Jade's product candidates, and patients instead enroll in such clinical trials;

- efforts to facilitate timely enrollment in clinical trials;

- patient referral practices of physicians;

- the ability to monitor patients adequately during and after treatment;

- proximity and availability of clinical trial sites for prospective patients; and

- continued enrollment of prospective patients by clinical trial sites.

Additionally, the number of patients required for clinical trials of Jade's product candidates may be larger than Jade anticipates, especially if regulatory bodies require the completion of non-inferiority or superiority trials. Even if Jade is able to enroll a sufficient number of patients for its future clinical trials, Jade may have difficulty maintaining patients in its clinical trials. Jade's inability to enroll or maintain a sufficient number of patients would result in significant delays in completing clinical trials or receipt of regulatory approvals and increased development costs or may require Jade to abandon one or more clinical trials altogether, which could cause Jade's value to decline, limit its ability to obtain additional financing and otherwise harm its prospects.

***Preliminary, "topline" or interim data from Jade's clinical trials that it announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures.***

From time to time, Jade may publicly disclose preliminary or topline data from its preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data. Jade also makes assumptions, estimations, calculations and conclusions as part of its analyses of these data without the opportunity to fully and carefully evaluate complete data. As a result, the preliminary or topline results that Jade reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated or subsequently made subject to audit and verification procedures.

Any preliminary or topline data should be viewed with caution until the final data are available. From time to time, Jade may also disclose interim data from its preclinical studies and clinical trials. Interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from Jade's clinical trials continue other treatments. Further, others, including regulatory authorities, may not accept or agree with Jade's assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular product candidate, the approvability or commercialization of the particular product candidate and of Jade as a company. In addition, the information Jade chooses to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Jade determines is material or otherwise appropriate information to include in its disclosure. As a result, you or others may have reached different conclusions based on such extensive information in comparison to Jade's publicly disclosed conclusion regarding a particular preclinical study or clinical trial. If the preliminary, topline or interim data that Jade reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Jade's ability to obtain approval for, and commercialize, its product candidates may be harmed, which could harm Jade's business, operating results, prospects or financial condition.

***Jade's future clinical trials or those of its current or future collaborators may reveal significant adverse events or undesirable side effects not seen in Jade's preclinical studies and may result in a safety profile that could halt clinical development, inhibit regulatory approval or limit commercial potential or market acceptance of any of Jade's product candidates.***

Results of Jade's clinical trials could reveal a high or unacceptable severity and prevalence of side effects, adverse events or unexpected characteristics. Jade has not yet initiated any clinical trials in humans. If significant adverse events or other side effects are observed in any of its future clinical trials, Jade may have difficulty recruiting patients to such trials, patients may drop out of its trials, or Jade may be required to abandon the trials or its development efforts of one or more product candidates altogether. For example, although anti-APRIL monoclonal antibodies have been generally well tolerated in clinical trials to date, two cases of decreased Immunoglobulin G ("IgG") levels to a threshold requiring dosing interruption mandated by the protocol were reported by Chinook Therapeutics in the ADU-CL-19 study, an ongoing phase 1/2 trial investigating BION-1301 (zigakibart) in patients with IgAN (NCT03945318). Infections were not reported in the patients with low IgG levels; however, low IgG levels are a known risk factor for increased infection risk. Because JADE-001 will have a similar mechanism of action, it is possible that patients in Jade's future clinical trials could exhibit decreased IgG levels, which could lead to infections. Jade, the FDA or other applicable regulatory authorities, or an IRB or ethics committee, may suspend any clinical trials of any product candidate at any time for various reasons, including a belief that subjects or patients in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential products developed in the biotechnology industry that initially showed therapeutic promise in early-stage studies and trials have later been found to cause side effects that prevented their further development. Other potential products have shown side effects in preclinical studies, which side effects do not present themselves in clinical trials in humans. Even if the side effects do not preclude the product candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. In addition, an extended half-life could prolong the duration of undesirable side effects, which could also inhibit market acceptance. Treatment-emergent adverse events could also affect patient recruitment or the ability of enrolled subjects to complete Jade's clinical trials or could result in potential product liability claims. Potential side effects associated with Jade's product candidates may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from Jade's product candidates may not be normally encountered in the general patient population and by medical personnel. Any of these occurrences could harm Jade's business, financial condition, results of operations and prospects significantly.

In addition, even if Jade successfully advances its product candidates or any future product candidate through clinical trials, such trials will only include a limited number of patients and limited duration of exposure to Jade's product candidates. As a result, Jade cannot be assured that adverse effects of its product candidates will not be uncovered when a significantly larger number of patients are exposed to the product candidate after approval. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of using Jade's product candidates over a multi-year period.

If any of the foregoing events occur or if one or more of Jade's product candidates prove to be unsafe, its entire pipeline could be affected, any of which would have a material adverse effect on Jade's business, financial condition, results of operations and prospects.

***Jade may expend its limited resources to pursue a particular program and fail to capitalize on programs that may be more profitable or for which there is a greater likelihood of success.***

Because Jade has limited financial and managerial resources, it focuses its research and development efforts on certain selected programs. For example, Jade is initially focused primarily on its initial program, JADE-001. As a result, Jade may forgo or delay pursuit of opportunities with other programs that later prove to have greater commercial potential. Jade's resource allocation decisions may cause Jade to fail to capitalize on viable commercial products or profitable market opportunities. Jade's spending on current and future research and development product candidates for specific indications may not yield any commercially viable product candidates. If Jade does not accurately evaluate the commercial potential or target market for a particular product candidate, Jade may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for Jade to retain sole development and commercialization rights to such product candidate. In addition, Jade selects product candidates amongst a variety of potential product candidates from Paragon, and the product candidates it selects may fail to be viable commercial products or the product candidates it does not select may have a greater likelihood of success.

***Any approved products resulting from Jade's current programs or any future program may not achieve adequate market acceptance among clinicians, patients, healthcare third-party payors and others in the medical community necessary for commercial success and Jade may not generate any future revenue from the sale or licensing of such products.***

Even if regulatory approval is obtained for a product candidate resulting from one of Jade's current or future programs, it may not gain market acceptance among physicians, healthcare professionals, patients, healthcare payors or the medical community. Jade may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and whether it will otherwise be accepted in the market. There are three recently approved products and product candidates in later stages of development for the treatment of IgAN, including Tarpeyo® and Filspari®, both of which lead to modest benefits on kidney function. Similarly, results from Fabhalta® provide support for the ability of anti-inflammatory drugs to reduce the rate of IgAN kidney damage. However, JADE-001 is designed to block the activity of APRIL and incorporate advanced antibody engineering to optimize half-life of antibodies targeting IgAN; to date, no such disease-modifying therapy that depletes pathogenic IgA and stabilizes kidney function has been approved by the FDA for the treatment of IgAN, though several such agents are in advanced clinical development. Market participants with significant influence over acceptance of new treatments, such as clinicians and third-party payors, may not adopt a biologic that incorporates anti-APRIL antibodies and half-life extension for Jade's targeted indications, and Jade may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any programs developed by Jade or Jade's existing or future collaborators. An extended half-life may make it more difficult for patients to change treatments and there is a perception that half-life extension could exacerbate side effects, each of which may adversely affect Jade's ability to gain market acceptance. Market acceptance of Jade's product candidates may be negatively impacted by potential poor performance of its competitors, including the occurrence of serious adverse events in such competitors' clinical trials or failure by such competitors to obtain and maintain regulatory approval for their product candidates. Additionally, although Jade believes that the improved dosing and convenience it expects its product candidates to provide will improve market acceptance of such product candidates and that its candidates will have a competitive efficacy profile, Jade's predictions may not be accurate and other competitive products may instead gain and hold the applicable market. Sales of medical products also depend on the willingness of clinicians to prescribe the treatment. Jade cannot predict whether clinicians, clinicians' organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that Jade's product is safe, therapeutically effective, cost effective or less burdensome as compared with competing treatments. If any current or future product candidate is approved but does not achieve an adequate level of acceptance by such parties, Jade may not generate or derive sufficient revenue from that product candidate and may not become or remain profitable. Market acceptance of Jade's product candidates will depend on many factors, including factors that are not within its control.

***Certain of Jade's programs may compete with its other programs, which could negatively impact Jade's business and reduce its future revenue.***

Jade is developing JADE-001 for the treatment of IgAN and intends to develop its JADE-002 and JADE-003 programs for other autoimmune indications, and may in the future develop programs for additional autoimmune indications. However, developing multiple product candidates for autoimmune indications may negatively impact Jade's business if the product candidates compete with each other. For example, if multiple product candidates are conducting clinical trials at the same time, they could compete for the enrollment of patients. In addition, if multiple product candidates are approved for the same indication, they may compete for market share, which could limit Jade's future revenue.

***Jade plans to conduct clinical trials for product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.***

Jade currently intends to conduct its Phase 1 clinical trial of JADE-001 in New Zealand, and Jade may choose to conduct one or more of its future clinical trials outside the United States in whole or in part. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. Many foreign regulatory authorities have similar requirements for clinical data gathered outside of their respective jurisdictions. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States, New Zealand or the relevant jurisdiction, as applicable. If the FDA or any comparable foreign regulatory authority does not accept such data, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt Jade's development of the applicable product candidates or delay or prevent regulatory approval for commercialization in the applicable jurisdiction. Even if the FDA or any comparable foreign regulatory authority accepted such data, it could require Jade to modify Jade's planned clinical trials to receive clearance to initiate such trials in the United States, New Zealand or the relevant jurisdiction, as applicable, or to continue such trials once initiated.

Further, conducting international clinical trials presents additional risks that may delay completion of Jade's clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs that could restrict or limit Jade's ability to conduct its clinical trials, the administrative burdens of conducting clinical trials under multiple sets of foreign regulations, foreign exchange fluctuations, diminished protection of intellectual property in some countries, as well as political and economic risks relevant to foreign countries.

### Risks Related to Jade's Reliance on Third Parties

***Jade relies on collaborations and licensing arrangements with third parties, including its collaboration with Paragon pursuant to the Paragon Option Agreement and the JADE-001 License Agreement. If Jade is unable to maintain these collaborations or licensing arrangements, or if these collaborations or licensing arrangements are not successful, its business could be negatively impacted.***

Jade relies on its collaboration with a third party, Paragon, for a substantial portion of its discovery capabilities and for the rights necessary to develop and commercialize Jade's product candidates. In the future, Jade could also rely on additional licensing arrangements with third parties. For example, on October 30, 2024, Jade entered into a license agreement for JADE-001 with Paragon. However, Paragon could terminate the agreement under certain circumstances, including Jade's failure to make any payments owed to Paragon under the agreement or any uncured material breach of the JADE-001 License Agreement by Jade, in which event Jade may lose intellectual property rights and may not be able to develop or commercialize the products covered by that agreement, including JADE-001.

Jade considers Paragon to be a related party because, prior to the Merger and Jade Pre-Closing Financing, Paragon beneficially owned approximately 9.7% of Jade's outstanding common stock. Fairmount, which beneficially owns more than 5% of Paragon, beneficially owns more than 5% of Jade's capital stock. Please see the section titled "*Certain Relationships and Related Party Transactions of the Combined Company — Jade Transactions — Jade's Relationships with Paragon, Parade and Fairmount*" beginning on page 360 of this proxy statement/prospectus for additional information.

Collaborations or licensing arrangements that Jade enters into may not be successful, and any success will depend heavily on the efforts and activities of such collaborators or licensors. If any of Jade's collaborators or licensors experiences delays in performance of, or fails to perform, its obligations under its agreement with Jade, disagrees with Jade's interpretation of the terms of such agreement or terminates their agreement with Jade, Jade's pipeline and product candidates and development timeline could be adversely affected. If Jade fails to comply with any of the obligations under its collaborations or license agreements, including payment terms and diligence terms, Jade's collaborators or licensors may have the right to terminate such agreements, in which event Jade may lose intellectual property rights and may not be able to develop, manufacture, market or sell the products covered by its agreements or may face other penalties under its agreements. Jade's collaborators and licensors may also fail to properly maintain or defend the intellectual property Jade has licensed from them, if required by Jade's agreement with them, leading to the potential invalidation of Jade's intellectual property, or they may even infringe upon Jade's intellectual property rights, any of which could subject Jade to litigation or arbitration, which would be time-consuming and expensive and could harm Jade's ability to commercialize its product candidates. In addition, collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Jade's product candidates and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours.

As part of its strategy, Jade plans to evaluate additional opportunities to enhance its capabilities and expand its development pipeline or add development or commercialization capabilities. Jade may not realize the benefits of such collaborations, alliances or licensing arrangements. Any of these relationships may require Jade to incur non-recurring and other charges, increase Jade's near and long-term expenditures, issue securities that dilute Jade's existing stockholders or disrupt Jade's management and business.

Jade may face significant competition in attracting appropriate collaborators, and more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that Jade considers attractive. These companies may have a competitive advantage over Jade due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies may be unwilling to assign or license rights to Jade, whether they perceive Jade to be a competitor or for other reasons. Whether Jade reaches a definitive agreement for a collaboration will depend, among other things, upon Jade's assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Collaborations are complex and time-consuming to negotiate, document and execute. In addition, consolidation among large pharmaceutical and biotechnology companies has reduced the number of potential future collaborators. Jade may not be able to negotiate additional collaborations on a timely basis, on acceptable terms or at all. If Jade fails to enter into collaborations and does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, it may not be able to further develop Jade's product candidates or bring them to market.

***Risks associated with the in-licensing or acquisition of product candidates could cause substantial delays in the preclinical and clinical development of Jade's product candidates.***

Jade has relied and continues to rely on Paragon, and expects to rely on Jade's future licensing partners, to (i) conduct research and development in accordance with the applicable protocol, legal, regulatory and scientific standards, (ii) accurately report the results of all preclinical trials conducted prior to Jade's licensing or acquisition of the relevant product candidates and (iii) correctly collect and interpret the data from these trials. If the research and development processes or the results of the development programs prior to Jade's licensing or acquisition of its product candidates prove to be unreliable, this could result in increased costs and delays in the development of Jade's product candidates, which could adversely affect any future revenue from such product candidates, if approved.

Jade may also acquire or in-license additional product candidates for preclinical or clinical development in the future as it continues to build its pipeline. The risks associated with acquiring or in-licensing product candidates could result in delays in the commencement or completion of Jade's preclinical studies and clinical trials, if ever, and Jade's ability to generate revenues from its product candidates may be delayed. Please see the section titled "*Risk Factors — Risks Related to Jade's Intellectual Property — If Jade is unable to obtain or maintain necessary rights to its programs through acquisitions and in-licenses, its business may be materially harmed*" beginning on page 83 of this proxy statement/prospectus for additional information regarding such risks.

***Jade currently relies, and plans to rely in the future, on third parties to conduct and support its preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, Jade may not be able to obtain regulatory approval of or commercialize its product candidates.***

Jade has utilized and plans to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, contract testing labs and strategic partners, to conduct and support its preclinical studies and clinical trials under agreements with Jade. Jade will rely heavily on these third parties over the course of its preclinical studies and clinical trials, and Jade controls only certain aspects of their activities. As a result, Jade will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if Jade were relying entirely upon its own staff. Nevertheless, Jade is responsible for ensuring that each of its studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and its reliance on these third parties does not relieve Jade of its regulatory responsibilities. Jade and Jade's third-party contractors and

CROs are required to comply with GCP, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of Jade's product candidates in clinical development. If Jade or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in Jade's clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Jade to perform additional clinical trials before approving Jade's marketing applications. Jade cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical trials comply with GCP. In addition, Jade's clinical trials must be conducted with products manufactured in accordance with cGMP. Jade's failure to comply with these requirements may require Jade to repeat clinical trials, which would delay the regulatory approval process. Moreover, Jade's business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws, and foreign equivalents.

Any third parties conducting Jade's clinical trials will not be Jade's employees and, except for remedies available to Jade under its agreements with such third parties, Jade cannot control whether they devote sufficient time and resources to its programs. These third parties may encounter challenges hiring and retaining sufficient qualified personnel or they may be involved in mergers, acquisitions or similar transactions and may have relationships with other commercial entities, including Jade's competitors, for whom they may also be conducting clinical trials or other product development activities, which could negatively affect their performance on Jade's behalf and the timing thereof and could lead to products that compete directly or indirectly with Jade's current or future product candidates. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Jade's clinical protocols or regulatory requirements or for other reasons, Jade's clinical trials may be extended, delayed or terminated and Jade may not be able to complete development of, obtain regulatory approval of or successfully commercialize Jade's product candidates.

In addition, Jade plans to rely on foreign CROs and CMOs, including WuXi Biologics (Hong Kong) Limited ("WuXi Biologics (Hong Kong)"), for formulation and manufacturing of Jade's Phase 1 clinical trial materials, and will likely continue to rely on foreign CROs and CMOs in the future. WuXi Biologics (Hong Kong) is a subsidiary or affiliate of WuXi Biologics, which is identified in the U.S. legislation proposed in 2024 known as the BIOSECURE Act as a biotechnology "company of concern." The BIOSECURE Act as it was introduced in the House of Representatives in 2024 would have prohibited federal agencies from entering into procurement contracts with, as well as providing grants and loans to, an entity that uses biotechnology equipment or services from a biotechnology company of concern, and includes a grandfathering provision allowing biotechnology equipment and services provided or produced by named "biotechnology companies of concern" under a contract or agreement entered into before the effective date until January 1, 2032. It is uncertain whether the BIOSECURE Act will be proposed again in 2025. Depending on whether the BIOSECURE Act becomes law, what the final language of the BIOSECURE Act includes, and how the law is interpreted by U.S. federal agencies, Jade could be potentially restricted from pursuing U.S. federal government business or grants in the future if Jade continues to use WuXi Biologics (Hong Kong) or other parties identified as "biotechnology companies of concern" beyond the grandfathering period. Foreign CMOs may be the target of U.S. legislation, including a new version of the BIOSECURE Act, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to Jade, delay the procurement or supply of such material, restrict or even prohibit Jade's ability to work with such CMOs, or have an adverse effect on Jade's ability to secure significant commitments from governments to purchase potential therapies.

For example, the biopharmaceutical industry in China is strictly regulated by the Chinese government. Changes to Chinese regulations or government policies affecting biopharmaceutical companies are unpredictable and may have a material adverse effect on Jade's collaborators in China which could have an adverse effect on Jade's business, financial condition, results of operations and prospects. In addition, the United States government has imposed a 10% additional tariff on imports from China and may impose more restrictions on goods, including biologically derived substances, manufactured in or imported from China or impose other restrictions on companies' ability to work with Chinese biotech companies. Evolving changes in China's public health, economic, political, and social conditions and the uncertainty around China's relationship with other governments, such as the United States and the UK, could also negatively impact Jade's ability to manufacture its product candidates for its planned clinical trials or have an adverse effect on its ability to secure government funding, which could adversely affect Jade's financial condition and cause it to delay its clinical development programs. Furthermore, if the BIOSECURE Act is again proposed in 2025 and becomes law, and one or more of Jade's collaborators or vendors in China, including WuXi Biologics (Hong Kong), is deemed to be a biotechnology company of concern, Jade's operations and financial condition may be negatively impacted as a result of any delays or increased costs arising from the trade restrictions and other foreign regulatory requirements affecting such collaborators. In addition, while Jade has established relationships with CROs and CMOs outside of China, moving to those suppliers in the event of a geopolitical instability affecting Jade's collaborators in China could introduce delays into the development program.

***Jade relies on the use of third-party CMOs to manufacture Jade's product candidates, and Jade expects to continue to rely on third-party CMOs to produce its products, if approved. Jade's business could be adversely affected if it is unable to use third-party manufacturing suites or if the third-party manufacturers encounter difficulties in production.***

Jade does not currently own any facility that may be used as its clinical-scale manufacturing and processing facility and must rely on CMOs to manufacture its product candidates. Jade has not yet caused its product candidates to be manufactured on a commercial scale and may not be able to do so for any of its product candidates, if approved. Jade expects to have a sole source relationship for its supply of JADE-001. If there should be any disruption in such supply arrangement, including any adverse events affecting its sole supplier, it could have a negative effect on the clinical development of Jade's product candidates and other operations while Jade works to identify and qualify an alternate supply source. Jade has limited control over the manufacturing process of, and may be dependent on, its contract manufacturing partners for compliance with cGMP requirements and any other regulatory requirements of the FDA or comparable foreign regulatory authorities for the manufacture of Jade's product candidates. Beyond periodic audits, Jade has limited control over the ability of its CMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or another applicable regulatory authority does not approve these facilities for the manufacture of Jade's product candidates or withdraws any approval in the future, Jade may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and delays and materially adversely affect Jade's ability to develop, obtain regulatory approval for or market its product candidates, if approved. Jade, or its future contract manufacturers, any current or future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA, competent authorities of member states of the European Union ("EU Member States") or other comparable foreign regulatory authorities, to monitor and ensure compliance with cGMP. Despite Jade's efforts to audit and verify regulatory compliance, one or more of its third-party manufacturing vendors may be found on regulatory inspection by the FDA, competent authorities of EU Member States or other comparable foreign regulatory authorities to be noncompliant with cGMP regulations. Jade's failure, or the failure of its CMOs, to comply with applicable regulations could result in sanctions being imposed on Jade, including fines, injunctions, civil penalties, delays, suspension, variation or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Jade's product candidates or products, if approved, and harm its business and results of operations.

Moreover, Jade's CMOs may experience manufacturing difficulties due to resource constraints, supply chain issues, intellectual property disputes or as a result of labor disputes or unstable political environments. If any CMOs on which Jade will rely fail to manufacture quantities of its product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a commercially reasonable cost, Jade's business, financial condition and prospects could be materially and adversely affected. In addition, Jade's CMOs are responsible for transporting temperature-controlled materials that can be inadvertently degraded during transport due to several factors, rendering certain batches unsuitable for trial use for failure to meet, among others, Jade's integrity and purity specifications. Jade and any of its CMOs may also face product seizure or detention or refusal to permit the import or export of products. Jade's business could be materially adversely affected by business disruptions to its third-party providers that could materially adversely affect Jade's anticipated timelines, potential future revenue and financial condition and increase Jade's costs and expenses. Each of these risks could delay or prevent the completion of Jade's preclinical studies and clinical trials or the approval of any of its product candidates by the FDA or comparable foreign regulatory authorities, result in higher costs or adversely impact commercialization of Jade's product candidates. Please see the section titled "*Jade's Business — Manufacturing and Supply*" beginning on page 298 of this proxy statement/prospectus for a more detailed description of Jade's manufacturing plans and assumptions and the factors that may affect the success of Jade's programs.

**Risks Related to Jade's Business and Operations**

***In order to successfully implement its plans and strategies, Jade will need to grow the size of its organization and it may experience difficulties in managing this growth.***

Jade expects to experience significant growth in the number of its employees and the scope of its operations, particularly in the areas of preclinical and clinical drug development, technical operations, clinical operations and regulatory affairs. To manage its anticipated future growth, Jade must continue to implement and improve its managerial, operational and financial personnel and systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to Jade's limited financial resources and the limited experience of its management team working together in managing a company with such anticipated growth, Jade may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel.

***Jade is highly dependent on its key personnel and anticipate hiring new key personnel. If Jade is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy.***

Jade's ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Jade is highly dependent on its managerial, scientific and medical personnel, including its Chief Executive Officer, Chief Scientific Officer and other key members of its leadership team. Although Jade has entered into employment agreements with its executive officers, each of them may terminate their employment with Jade at any time. Jade does not maintain "key person" insurance for any of its executives or other employees. The loss of the services of Jade's executive officers or other key employees could impede the achievement of its research, development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key personnel may be difficult and may take an extended period of time. If Jade does not succeed in attracting and retaining qualified personnel, it could materially adversely affect Jade's business, financial condition and results of operations. Jade could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in Jade's employee recruitment and retention efforts.

***Jade's future growth may depend, in part, on its ability to operate in foreign markets, where Jade would be subject to additional regulatory burdens and other risks and uncertainties.***

Jade's future growth may depend, in part, on its ability to develop and commercialize its product candidates, if approved, in foreign markets for which Jade may rely on collaboration with third parties. Jade is not permitted to market or promote any of its product candidates before Jade receives regulatory approval from the applicable foreign regulatory authority, and may never receive such regulatory approval for any of its product candidates. To obtain separate regulatory approval in many other countries, Jade must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of Jade's product candidates, if approved, and Jade cannot predict success in these jurisdictions. If Jade fails to comply with the regulatory requirements in international markets and receive applicable regulatory approvals, Jade's target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed and its business will be adversely affected. Moreover, even if Jade obtains approval of its product candidates and ultimately commercializes its product candidates in foreign markets, Jade would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.

***Jade's estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which Jade competes achieve the forecasted growth, its business may not grow at similar rates, or at all.***

Jade's market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Jade's estimates and forecasts relating to size and expected growth of its target market may prove to be inaccurate. Even if the markets in which Jade competes meet Jade's size estimates and growth forecasts, Jade's business may not grow at similar rates, or at all. Jade's growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties.

Jade's revenue will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement and whether Jade owns the commercial rights for that territory. If the number of Jade's addressable patients is not as significant as it estimates, the indication approved by regulatory authorities is narrower than it expects or the treatment population is narrowed by competition, physician choice or treatment guidelines, Jade may not generate significant revenue from sales of such products, even if approved.

***Jade's employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.***

Jade is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, CMOs, suppliers and vendors acting for or on Jade's behalf may engage in misconduct or other improper activities. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to Jade that violates FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Jade's reputation. Jade will adopt a code of conduct, which will become effective as of the Closing, but it is not always possible to identify and deter misconduct by these parties and the precautions Jade takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Jade from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

***Jade's internal information technology systems, or those of any of Jade's CROs, manufacturers, other contractors or consultants, third party service providers, or existing or future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of Jade's proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to Jade's brand and material disruption of its operations.***

In the ordinary course of its business, Jade and the third parties upon which Jade relies collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, "Process") proprietary, confidential, and sensitive data, including personal data, intellectual property, trade secrets, and other sensitive data (collectively, "Sensitive Information").

Despite the implementation of security measures in an effort to protect systems that store Jade's information, given their size and complexity and the increasing amounts of information maintained on Jade's internal information technology systems and those of Jade's third-party CROs, other contractors (including sites performing Jade's clinical trials), third party service providers and supply chain companies, and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by Jade's employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties, which may compromise Jade's system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, Jade's data.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, Jade, and the third parties upon which Jade relies, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt Jade's systems and operations. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in Jade's operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but Jade may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

To the extent that any disruption or security breach were to result in loss, destruction, unavailability, alteration or dissemination of, or damage to, Jade's data or applications, or for it to be believed or reported that any of these occurred, Jade could incur liability and reputational damage and the development and commercialization of Jade's product candidates could be delayed. Further, Jade's insurance policies may not be adequate to compensate Jade for the potential losses arising from any such disruption in, or failure or security breach of, Jade's systems or third-party systems where information important to Jade's business operations or commercial development is stored.

Jade's remote workforce may create additional risks for its information technology systems and data because its employees work remotely and utilize network connections, computers, and devices working at home, while in transit and in public locations. Additionally, business transactions (such as acquisitions or integrations) could expose Jade to additional cybersecurity risks and vulnerabilities, as Jade's systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies.

While Jade has implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Jade may be unable in the future to detect vulnerabilities in its information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Further, Jade may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Applicable data privacy and security obligations may require Jade to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

Jade relies on third-party service providers and technologies to operate critical business systems to Process Sensitive Information in a variety of contexts. Jade's ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If Jade's third-party service providers experience a security incident or other interruption, Jade could experience adverse consequences. While Jade may be entitled to damages if its third-party service providers fail to satisfy their privacy or security-related obligations to Jade, any award may be insufficient to cover its damages, or Jade may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and Jade cannot guarantee that third parties' infrastructure in its supply chain or its third-party partners' supply chains have not been compromised.

If Jade (or a third party upon whom Jade relies) experiences a security incident or are perceived to have experienced a security incident, Jade may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on Processing Sensitive Information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in Jade's operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause stakeholders (including investors and potential customers) to stop supporting Jade's platform, deter new customers from products, and negatively impact Jade's ability to grow and operate its business.

Jade's contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in Jade's contracts are sufficient to protect Jade from liabilities, damages, or claims related to its data privacy and security obligations. Jade cannot be sure that its insurance coverage will be adequate or sufficient to protect Jade from or to mitigate liabilities arising out of its privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

***Jade is subject to stringent and changing laws, regulations and standards, and contractual obligations relating to privacy, data protection, and data security. The actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), fines and sanctions, private litigation and/or adverse publicity and could negatively affect Jade's operating results and business.***

Jade, and third parties who Jade works with are or may become subject to numerous domestic and foreign laws, regulations, and standards relating to privacy, data protection, and data security, the scope of which is changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules. In addition, Jade is or may become subject to the terms of contractual obligations related to privacy, data protection, and data security. Jade's obligations may also change or expand as its business grows. The actual or perceived failure by Jade or third parties related to Jade to comply with such laws, regulations and obligations could increase Jade's compliance and operational costs, expose Jade to regulatory scrutiny, actions, fines and penalties, result in reputational harm, lead to a loss of customers, result in litigation and liability, and otherwise cause a material adverse effect on Jade's business, financial condition, and results of operations. Please see the section titled "*Jade's Business — Government Regulation — Data Privacy and Security*" beginning on page 306 of this proxy statement/prospectus for a more detailed description of the laws that may affect Jade's ability to operate.

***If Jade fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Jade's business.***

Jade is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Jade's operations may involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. In addition, Jade may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair Jade's research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

***Jade may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition.***

The rules governing U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Jade's stockholders or Jade. Jade assesses the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where Jade has operations to determine the potential effect on Jade's business and any assumptions it has made about Jade's future taxable income. Jade cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on Jade's business if they were to be enacted. For example, the United States enacted the Inflation Reduction Act of 2022, which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, beginning in 2022, the Tax Cuts and JOBS Act eliminated the previously available option to deduct research and development expenditures and requires taxpayers to amortize them generally over five years for research activities conducted in the United States and over 15 years for research activities conducted outside the United States. The U.S. Congress is considering legislation that would restore the current deductibility of research and development expenditures; however, Jade has no assurance that the provision will be repealed or otherwise modified. Such changes, among others, may adversely affect Jade's effective tax rate, results of operation and general business condition.

***Jade may acquire businesses, product candidates or products, or form strategic alliances, in the future, and may not realize the benefits of such acquisitions.***

Jade may acquire additional businesses or products, form strategic alliances, or create joint ventures with third parties that Jade believes will complement or augment its existing business. If Jade acquires businesses with promising markets or technologies, it may not be able to realize the benefit of acquiring such businesses if Jade is unable to successfully integrate them with its existing operations and company culture. Jade may encounter numerous difficulties in developing, manufacturing and marketing any new product candidates or products resulting from a strategic alliance or acquisition that delay or prevent Jade from realizing their expected benefits or enhancing Jade's business. There is no assurance that, following any such acquisition, Jade will achieve the synergies expected in order to justify the transaction, which could result in a material adverse effect on Jade's business and prospects.

***Jade maintains its cash at financial institutions, often in balances that exceed federally-insured limits. The failure of financial institutions could adversely affect Jade's ability to pay its operational expenses or make other payments.***

Jade's cash held in non-interest-bearing and interest-bearing accounts exceeds the FDIC insurance limits. If such banking institutions were to fail, Jade could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank on March 10, 2023. The Federal Reserve subsequently announced that account holders would be made whole. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders' access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that Jade may experience in the future or inability for a material time period to access Jade's cash and cash equivalents could have an adverse effect on its ability to pay its operational expenses or make other payments, which could adversely affect Jade's business.

**Risks Related to Jade's Intellectual Property**

***Jade does not currently own any issued patents or pending patent applications, and, as of October 30, 2024, it in-licenses its rights to JADE-001. Therefore, Jade's ability to obtain and protect its patent rights, and protect other proprietary rights, is uncertain, exposing Jade to the possible loss of competitive advantage.***

Jade will rely upon a combination of patents, trademarks, trade secret protection, copyrights and confidentiality agreements and the Paragon Option Agreement to protect the intellectual property related to Jade's programs and technologies and to prevent third parties from competing unfairly with Jade. Jade's success depends in large part on its ability to obtain and maintain patent protection for its product candidates and their uses, as well as Jade's ability to operate without infringing on or violating the proprietary rights of others. Jade does not currently own any patents, but has licensed certain patent rights from Paragon under the JADE-001 License Agreement, and expects to in the future prosecute underlying intellectual property for some or all of the in-licensed or owned product candidates that it develops. Paragon has filed provisional patent applications and intends to file one or more additional provisional patent applications directed to anti-APRIL monoclonal antibodies, including applications covering composition of matter, pharmaceutical formulations, and methods of using such antibodies, including JADE-001. However, Jade may not be able to obtain or protect its intellectual property rights throughout the world and the legal systems in certain countries may not favor enforcement or protection of at least certain patents, trade secrets or other intellectual property. Filing, prosecuting, maintaining and defending patents on product candidates and other related inventions worldwide would be expensive and Jade's intellectual property rights in some foreign jurisdictions can be less extensive than those in the United States; the reverse may also occur. As such, Jade may not have patents in all countries or all major markets and may not be able to obtain patents in all jurisdictions even if Jade or its licensor files patent applications to obtain such rights. Jade's competitors may operate in countries where Jade does not have patent protection and may be able to freely use Jade's technologies and discoveries in such countries, at least to the extent not forbidden by law.

Jade's intellectual property portfolio is at an early stage. Jade does not currently own any issued patents or pending patent applications, and in-licenses its rights to JADE-001. Jade's currently licensed or future optioned in-licensed or owned patent applications may not result in patents being issued. Any issued patents may not afford sufficient protection of Jade's product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates. Even if these patents are granted, they may be difficult to enforce. Further, any issued patents that Jade may license or own covering its product candidates could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the USPTO. If Jade does not obtain patent coverage for the work it is conducting, or if Jade obtains such rights but they are invalidated or rendered unenforceable, it may be unable to exclude competitors from pursuing and marketing the same or similar product candidates. Other risks Jade faces if it is not able to obtain and maintain patent coverage for its product candidates are the reduction in valuation of Jade's product candidates, and ultimately of Jade as a company, by potential investors, and Jade's inability to assert claims for infringement against third parties or counterclaim against such third parties or negotiate more advantageous settlement parameters. Further, if Jade encounters delays in its clinical trials or delays in obtaining regulatory approval, the period of time during which Jade could market its product candidates under patent protection would be reduced. Thus, the patents that Jade may own or license may not afford Jade any meaningful exclusivity period or competitive advantage.

In addition to seeking patents for some of its technology and product candidates, Jade may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain its competitive position. Any disclosure, either intentional or unintentional, by Jade's employees, the employees of third parties with whom Jade shares its facilities or third-party consultants and vendors that Jade engages to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of its trade secrets or proprietary information could enable competitors to duplicate or surpass its technological achievements, thus eroding Jade's competitive position in its market. In order to protect its proprietary technology and processes, Jade relies in part on confidentiality agreements with its collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Jade may need to share its proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or state actors and those affiliated with or controlled by state actors. In addition, while Jade undertakes reasonable efforts to protect its trade secrets and other confidential information from disclosure, others may independently discover trade secrets and proprietary information, and in such cases, Jade may not be able to assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Jade's proprietary rights and failure to obtain or maintain trade secret protection could adversely affect its competitive business position.

Lastly, if Jade's trademarks and trade names are not registered or adequately protected, then Jade may not be able to build name recognition in its markets of interest and its business may be adversely affected.

***If Jade is unable to obtain or maintain necessary rights to its programs through acquisitions and in-licenses, its business may be materially harmed.***

Because Jade's development programs currently do and may in the future require the use of proprietary rights held by third parties, the growth of its business will depend in part on its ability to acquire, in-license, or use these third-party proprietary rights. Jade may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that Jade identifies as necessary for its programs. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that Jade may consider attractive or necessary. These established companies may have a competitive advantage over Jade due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Jade to be a competitor may be unwilling to assign or license rights to Jade. Jade also may be unable to license or acquire third-party intellectual property rights on terms that would allow Jade to make an appropriate return on its investment or at all. If Jade is unable to successfully obtain rights to required third-party intellectual property rights or maintain intellectual property rights it obtains in the future, Jade may have to abandon development of the relevant program, which could have a material adverse effect on Jade's business, financial condition, results of operations, and prospects.

While Jade has the right to control prosecution, defense, maintenance and enforcement of patents in-licensed under the JADE-001 License Agreement, once the trigger for transfer of prosecution control is met, there may be times when rights for patents and patent applications relating to Jade's product candidates are controlled by its future licensors or collaboration partners. For example, Paragon currently has the right to file patent applications and control prosecution with respect to any inventions that may fall within the Paragon Option Agreement, including those that may apply to JADE-002 and JADE-003. If Jade, Paragon or any of its future licensors or collaboration partners fail to prosecute, defend, maintain and enforce such patents and patent applications in a manner consistent with the best interests of Jade, including by payment of all applicable fees for patents covering its product candidates, Jade could lose its rights to the intellectual property or its exclusivity with respect to those rights, its ability to develop and commercialize those product candidates may be adversely affected and Jade may not be able to prevent competitors from making, using and selling competing products. In addition, even if Jade has the right to control patent prosecution of patents and patent applications Jade has licensed to and from third parties, including under the JADE-001 License Agreement following the point at which such control is assumed, Jade may still be adversely affected or prejudiced by actions or inactions of Paragon, additional licensees, or licensors and their counsel prior to the date upon which Jade assumes control over patent prosecution. For example, prior to entering into the JADE-001 License Agreement, Paragon was responsible for the prosecution, defense, maintenance and enforcement of patents related to JADE-001. Subsequent to entering into such license agreement, Jade will control patent prosecution over JADE-001 following the trigger for transfer of prosecution control to Jade.

Jade's future licensors may not be the sole and exclusive owners of all rights in the patents Jade may in-license. If other third parties have rights to Jade's future in-licensed patents, they may be able to license such patents to its competitors, and its competitors could market competing products and technology. This could have a material adverse effect on Jade's competitive position, business, financial condition, results of operations, and prospects.

It is possible that Jade may be unable to obtain licenses at a reasonable cost or on reasonable terms, if at all. Even if Jade is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to Jade. In that event, Jade may be required to expend significant time and resources to redesign its product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If Jade is unable to do so, it may be unable to develop or commercialize the affected product candidates, which could harm Jade's business, financial condition, results of operations, and prospects significantly. Jade cannot provide any assurances that third-party patents do not exist which might be enforced against Jade's product candidates, manufacturing methods or future products or methods resulting in either an injunction prohibiting Jade's manufacture or future sales, or, with respect to Jade's future sales, an obligation on Jade's part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Disputes may arise between Jade and Jade's future licensors regarding intellectual property subject to a license agreement, including (but not limited to): the scope of rights granted under the license agreement and other interpretation-related issues; whether and the extent to which Jade's technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; Jade's right to sublicense patents and other rights to third parties; Jade's right to transfer or assign the license; the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Jade's future licensors and Jade and its partners; and the priority of invention of patented technology. If Jade or its future licensors breach the terms of its license agreements, such breach may have a material adverse effect on Jade's business and the commercialization efforts for Jade's programs.

***Jade may be subject to patent infringement claims or may need to file claims to protect Jade's intellectual property, which could result in substantial costs and liability and prevent Jade from commercializing Jade's potential products.***

Because the intellectual property landscape in the biotechnology industry is rapidly evolving and interdisciplinary, it is difficult to conclusively assess Jade's freedom to operate and guarantee that Jade can operate without infringing on or violating third party rights. If certain of Jade's product candidates are ultimately granted regulatory approval, patent rights held by third parties could be alleged to render one or more of Jade's product candidates infringing. If a third party successfully brings a claim against Jade, and its rights are not held invalid or unenforceable, Jade may be required to pay substantial damages, be forced to abandon any affected product candidate and/or seek a license from the patent holder. In addition, any intellectual property claims (e.g., patent infringement or trade secret misappropriation) brought against Jade, whether or not successful, may cause Jade to incur significant legal expenses and divert the attention of Jade's management and key personnel from other business concerns. Jade cannot be certain that future patents, if filed and issued, owned or licensed by Jade will not be challenged by others, whether in the course of litigation or in agencies like the USPTO. Some of Jade's competitors may be able to sustain the costs of complex intellectual property litigation more effectively than Jade can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Jade's ability to raise funds.

Competitors may infringe or otherwise violate Jade's future patents, trademarks, copyrights or other intellectual property. To counter infringement or other violations, Jade may be required to file claims, which can be expensive and time-consuming. Any such claims could provoke these parties to assert counterclaims against Jade, including claims alleging that Jade infringes their patents or other intellectual property rights. In addition, in a patent infringement proceeding, a court or administrative body may decide that one or more of the patents Jade asserts is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to prevent the other party from using the technology at issue on the grounds that Jade's patents do not cover the technology. Similarly, if Jade asserts trademark infringement claims, a court or administrative body may determine that the marks Jade has asserted are invalid or unenforceable or that the party against whom Jade has asserted trademark infringement has superior rights to the marks in question. In such a case, Jade could ultimately be forced to cease use of such marks. In any intellectual property litigation, even if Jade is successful, any award of monetary damages or other remedy it receives may not be commercially valuable.

Further, Jade may be required to protect its future patents, if filed and issued, through procedures created to attack the validity of a patent at the USPTO. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, Jade's patent rights, which could adversely affect its competitive position. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

In addition, if Jade's product candidates are found to infringe the intellectual property rights of third parties, these third parties may assert infringement claims against Jade's future licensees or customers and other parties with whom Jade has business relationships and Jade may be required to indemnify those parties for any damages they suffer as a result of these claims, which may require Jade to initiate or defend protracted and costly litigation on behalf of licensees or other parties regardless of the merits of such claims. If any of these claims succeed, Jade may be forced to pay damages on behalf of those parties or may be required to obtain licenses for the products they use.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to Jade's intellectual property rights, there is a risk that some of its confidential information could be compromised by disclosure during this type of litigation or other proceedings.

***Jade's success will depend in part on its and its future licensors' ability to obtain, maintain and enforce patent protection for its licensed intellectual property.***

Jade's success will depend in part on its and its future licensors' (including Paragon's) ability to obtain, maintain and enforce patent protection for its licensed intellectual property. After entry into the JADE-001 License Agreement and once the trigger for transfer of prosecution control is met, Jade will control the prosecution, maintenance, enforcement and defense of JADE-001. Prior to entering into the license agreement, Paragon held such rights. Jade, Paragon and Jade's future licensors may not successfully prosecute the patent applications that cover Jade's product candidates. Even if patents are issued in respect of these patent applications, Jade and its future licensors (including Paragon) may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than Jade would. Without protection for any in-licensed intellectual property, other companies might be able to offer substantially identical products for sale, which could adversely affect Jade's competitive business position and harm its business prospects.

***Jade may be subject to claims that it has wrongfully hired an employee from a competitor or that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.***

As is common in the biotechnology industry, in addition to its employees, Jade engages the services of consultants to assist Jade in the development of its product candidates. Many of these consultants, and many of Jade's employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other biotechnology or pharmaceutical companies including Jade's competitors or potential competitors. Jade could in the future be subject to claims that Jade or its employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although Jade tries to ensure that its employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for Jade, Jade may become subject to claims that it caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that Jade or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.

While Jade may litigate to defend itself against these claims, even if Jade is successful, litigation could result in substantial costs and could be a distraction to management and other employees. If Jade's defenses to these claims fail, in addition to requiring Jade to pay monetary damages, a court could prohibit Jade from using technologies or features that are essential to Jade's product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect Jade's reputation, Jade's ability to form strategic alliances or sublicense Jade's rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on Jade's business, results of operations and financial condition. Even if Jade is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

***Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Jade's ability to protect its products.***

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act (the "Leahy-Smith Act") could increase the uncertainties and costs surrounding the prosecution of Jade's owned and in-licensed patent applications and the maintenance, enforcement or defense of Jade's owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation increased the uncertainties and costs surrounding the prosecution of Jade's patent applications and the enforcement or defense of Jade's issued patents, all of which could have a material adverse effect on Jade's business, financial condition, results of operations and prospects. Additionally, there have been proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact Jade's ability to enforce its proprietary technology.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court and U.S. Court of Appeals for the Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations, including in the antibody arts. For example, the United States Supreme Court in *Amgen, Inc. v. Sanofi* ("*Amgen*") recently held that Amgen's patent claims to a class of antibodies functionally defined by their ability to bind a particular antigen were invalid for lack of enablement where the patent specification provided 26 exemplary antibodies, but the claimed class of antibodies covered a "vast number" of additional antibodies not disclosed in the specification. The Court stated that if patent claims are directed to an entire class of compositions of matter, then the patent specification must enable a person skilled in the art to make and use the entire class of compositions. This decision makes it unlikely that Jade will be granted U.S. patents with composition of matter claims as broad as Amgen's directed to antibodies functionally defined by their ability to bind a particular antigen. Even if Jade is granted claims directed to functionally defined antibodies, it is possible that a third party may challenge Jade's patents, when issued, relying on the reasoning in *Amgen* or other precedential court decisions. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Jade's patent rights and its ability to protect, defend and enforce Jade's patent rights in the future.

In addition, the U.S. Supreme Court's July 2024 decision to overturn established case law giving deference to regulatory agencies' interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which the FDA's regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes. Jade cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. Geopolitical instability in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement or defense of issued patents. In addition, the UPC entered into force on June 1, 2023. The UPC is a common patent court that hears patent infringement and revocation proceedings effective for EU Member States. This could enable third parties to seek revocation of a European patent in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which the European patent is validated.

Although Jade does not currently own any European patents or applications, if Jade obtains or licenses such patents and applications in the future, any such revocation and loss of patent protection could have a material adverse impact on Jade's business and its ability to commercialize or license its technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time, and may adversely affect Jade's ability to enforce or defend the validity of any European patents Jade may obtain. Jade may decide to opt out from the UPC any future European patent applications that Jade may file and any patents it may obtain. If certain formalities and requirements are not met, however, such European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. Jade cannot be certain that future European patents and patent applications will avoid falling under the jurisdiction of the UPC, if it decides to opt out of the UPC.

***Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and Jade's patent protection could be reduced or eliminated for non-compliance with these requirements.***

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Jade fails to maintain any future patents and patent applications, if filed and issued, covering Jade's product candidates, Jade's competitive position would be adversely affected.

***Jade may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect Jade's ability to develop and market its products.***

Jade cannot guarantee that any of its patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can Jade be certain that it has identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of Jade's product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent, the patent's prosecution history and in some cases certain extrinsic evidence of the meaning of terms in a claim. Jade's interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, Jade may incorrectly determine that its products are not covered by a third-party patent or may incorrectly predict whether a third-party's pending application will issue with claims of relevant scope. Jade's determination of the expiration date of any patent in the United States or abroad that Jade considers relevant may be incorrect. Jade's failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its products.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, Jade cannot be certain that others have not filed patent applications for technology covered by Jade's future issued patents or Jade's pending applications, if filed, or that Jade was the first to invent the technology. Jade's competitors may have filed, and may in the future file, patent applications covering Jade's products or technology similar to ours. Any such patent application may have priority over Jade's future patent applications or patents, if filed and issued, which could require Jade to obtain rights to issued patents covering such technologies.

***Jade may become subject to claims challenging the inventorship or ownership of Jade's patents, if issued, and other intellectual property.***

Jade may be subject to claims that former employees, collaborators or other third parties have an interest in Jade's future patents, if filed and issued, or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being invalid or unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing Jade's programs or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, Jade may enter into agreements to clarify the scope of Jade's rights in such intellectual property. If Jade fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Jade's business. Even if Jade is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Jade's current or future licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that Jade's licensors are not the sole and exclusive owners of the patents Jade in-licensed. If other third parties have ownership rights or other rights to Jade's in-licensed patents, they may be able to license such patents to Jade's competitors, and its competitors could market competing products and technology. This could have a material adverse effect on Jade's competitive position, business, financial condition, results of operations, and prospects.

***Patent terms may be inadequate to protect Jade's competitive position of its product candidates for an adequate amount of time.***

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Jade's product candidates are obtained, once the patent life has expired, Jade may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, Jade's owned and licensed patent portfolio may not provide Jade with sufficient rights to exclude others from commercializing products similar or identical to ours.

***Jade's technology licensed from various third parties may be subject to retained rights.***

Jade's future licensors may retain certain rights under the relevant agreements with Jade, including the right to use or license the licensed technology outside of the scope of Jade's license, use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether Jade's licensors limit their use of the technology to these uses, and Jade could incur substantial expenses to enforce its rights to its licensed technology in the event of misuse. In addition, while there are certain restrictions on Paragon's ability to develop products that could be competitive with Jade's as more fully described in the section titled "*Jade's Business — Jade's Collaboration, License and Services Agreements — JADE-001 License Agreement*" beginning on page 295 of this proxy statement/prospectus, these restrictions may not prevent the possible future license or development by Paragon of certain technology that could lead to product candidates competitive with Jade's. This could have a material adverse effect on Jade's competitive position, business, financial condition, results of operations, and prospects.

**Risks Related to Government Regulation**

***The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. If Jade is not able to obtain, or if there are delays in obtaining, required regulatory approvals for its product candidates, Jade will not be able to commercialize, or will be delayed in commercializing, its product candidates, and its ability to generate revenue will be materially impaired.***

The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Jade cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA. Similarly, Jade cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of Jade's product candidates, including JADE-001, Jade must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that Jade's product candidates are both safe and effective for each targeted indication. Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Further, Jade's product candidates may not be effective, may be only moderately effective, may prove to have undesirable or unintended side effects, toxicities or other characteristics, or may fail to improve on the applicable standard of care, any of which may preclude Jade's obtaining regulatory approval. The FDA and comparable foreign regulatory authorities have discretion in the approval process and may refuse to accept any application or may decide that Jade's data are insufficient for approval and require additional preclinical, clinical or other data. Jade's product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including: the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Jade's clinical trials; Jade may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication; the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval; serious and unexpected drug-related side effects may be experienced by participants in Jade's clinical trials or by individuals using drugs similar to its product candidates; Jade may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks; the FDA or comparable foreign regulatory authorities may disagree with Jade's interpretation of data from preclinical studies or clinical trials; the data collected from clinical trials of Jade's product candidates may not be acceptable or sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere, and Jade may be required to conduct additional clinical trials; the FDA or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of Jade's product candidates; the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Jade contracts for clinical and commercial supplies; and the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Jade's clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or applicable foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in Jade's failing to obtain regulatory approval to market Jade's product candidates, which would significantly harm Jade's business, results of operations and prospects.

If Jade were to obtain approval, regulatory authorities may approve any of Jade's product candidates for fewer or more limited indications than Jade requests, including failing to approve the most commercially promising indications, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. If Jade is not able to obtain, or if there are delays in obtaining, required regulatory approvals for Jade's product candidates, it will not be able to commercialize, or will be delayed in commercializing, this could have a material adverse effect on Jade's competitive position, business, financial condition, results of operations, and prospects.

***Jade may not be able to meet requirements for the chemistry, manufacturing and control of its product candidates.***

In order to receive approval of Jade's products by the FDA and comparable foreign regulatory authorities, Jade must show that Jade and its contract manufacturing partners are able to characterize, control and manufacture Jade's drug products safely and in accordance with regulatory requirements. This includes manufacturing the active ingredient, developing an acceptable formulation, manufacturing the drug product, performing tests to adequately characterize the formulated product, documenting a repeatable manufacturing process, and demonstrating that Jade's drug products meet stability requirements. Meeting these chemistry, manufacturing and control requirements is a complex task that requires specialized expertise. If Jade is not able to meet the chemistry, manufacturing and control requirements, it may not be successful in getting Jade's products approved.

***Jade's product candidates for which Jade intends to seek approval as biologics may face competition from biosimilars sooner than anticipated.***

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 ("BPCIA"), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or "biosimilar" product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

Jade believes that any of its product candidates approved as biologics under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider Jade's product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

***Even if Jade receives regulatory approval of its product candidates, Jade will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and Jade may be subject to penalties if it fails to comply with regulatory requirements or experiences unanticipated problems with Jade's product candidates.***

Any regulatory approvals that Jade may receive for its product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve Jade's product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Comparable foreign regulatory authorities may impose similar requirements. In addition, if the FDA or comparable foreign regulatory authorities approve Jade's product candidates, Jade's product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export will be subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with current cGMPs and GCPs for any clinical trials that Jade conducts following approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMPs. If Jade or a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or Jade, including requiring recall or withdrawal of the product from the market or suspension of manufacturing, delays or restrictions on Jade's ability to conduct clinical trials or delays or refusal to grant a marketing authorization, including full or partial clinical holds on ongoing or planned trials, restrictions on the manufacturing process, warning or untitled letters, civil and criminal penalties, injunctions, product seizures, detentions or import bans, suspension, withdrawal or variation of any marketing authorization that has been granted, voluntary or mandatory publicity requirements and imposition of restrictions on operations, including costly new manufacturing requirements. Similar penalties may apply in case of failure by Jade or by any of Jade's third-party partners, including suppliers, manufacturers and distributors to comply with FDA, EU laws and the related national laws of individual EU Member States and other applicable regulatory authorities governing the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of a marketing authorization, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements may result in administrative, civil or criminal penalties. The occurrence of any event or penalty described above may inhibit Jade's ability to commercialize its product candidates and generate revenue and could require Jade to expend significant time and resources in response and could generate negative publicity.

***Disruptions at the FDA, the SEC and other government agencies and regulatory authorities caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Jade's business may rely, which could negatively impact Jade's business.***

The ability of the FDA to review regulatory filings and Jade's ability to commence human clinical trials can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC, and other government agencies on which Jade's operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies or comparable foreign regulatory authorities, may also slow the time necessary for the review and approval of applications for clinical trial or marketing authorization, which would adversely affect Jade's business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Additionally, action by the new Trump Administration to limit federal agency budgets or personnel may result in reductions to the FDA's budget, employees, and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of Jade's product candidates or obtain regulatory approval for Jade's product candidates. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Jade's regulatory submissions, which could have a material adverse effect on Jade's business. Further, future government shutdowns could impact Jade's ability to access the public markets and obtain necessary capital in order to properly capitalize and continue Jade's operations.

If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process Jade's regulatory submissions, which could have a material adverse effect on its business.

***Jade may face difficulties from healthcare and regulatory legislative reform measures.***

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Jade's product candidates. Jade cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, the Trump Administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. If Jade is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Jade is not able to maintain regulatory compliance, it may lose any regulatory approval that Jade may have obtained and Jade may not achieve or sustain profitability. Please see the section titled "*Jade's Business — Government Regulation — Healthcare Reform*" beginning on page 309 of this proxy statement/ prospectus for a more detailed description of healthcare reforms measures that may prevent or limit Jade's ability to generate revenue, attain profitability, or commercialize Jade's product candidates.

***Jade's business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose Jade to penalties.***

Jade's business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose Jade to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Jade conducts its operations, including how Jade researches, markets, sells and distributes its product candidates, if approved. See the sections titled "*Jade's Business — Government Regulation — Other Healthcare Laws and Compliance Requirements*" and "*Jade's Business — Government Regulation — Regulation in the European Union*" beginning on pages 305 and 310, respectively, of this proxy statement/prospectus for a more detailed description of the laws that may affect Jade's ability to operate.

Ensuring that Jade's internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. If Jade's operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to Jade, Jade may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of Jade's operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if Jade is successful in defending against any such actions that may be brought against Jade, Jade's business may be impaired.

***Even if Jade is able to commercialize any product candidates, due to unfavorable pricing regulations and/or third-party coverage and reimbursement policies, Jade may not be able to offer such product candidates at competitive prices which would seriously harm Jade's business.***

Jade intends to seek approval to market its product candidates in both the United States and in selected foreign jurisdictions. If Jade obtains approval in one or more foreign jurisdictions for its product candidates, Jade will be subject to rules and regulations in those jurisdictions. Jade's ability to successfully commercialize any product candidates that Jade may develop will depend in part on the extent to which reimbursement for these product candidates and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. These entities may create preferential access policies for a competitor's product, including a branded or generic/biosimilar product, over Jade's products in an attempt to reduce their costs, which may reduce Jade's commercial opportunity. See the sections titled "*Jade's Business — Government Regulation — Coverage and Reimbursement*" and "*Jade's Business — Other Government Regulation Outside of the United States*" beginning on pages 308 and 310, respectively, of this proxy statement/prospectus for a more detailed description of the government regulations and third-party payor practices that may affect Jade's ability to commercialize its product candidates.

***Jade is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Jade can face criminal liability and other serious consequences for violations, which can harm Jade's business.***

Jade is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which Jade conducts activities. Governmental regulation of the import or export of Jade's drug candidates, or Jade's failure to obtain any required import or export authorization for Jade's candidates, when applicable, could harm international operations. Furthermore, export control laws and economic sanctions prohibit the provision of certain items, technology, and services to countries, governments, and persons targeted by sanctions programs. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to or from recipients in the public or private sector. Jade may engage third parties to sell its products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. Jade has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Jade can be held liable for the corrupt or other illegal activities of Jade's employees, agents, contractors, and other collaborators, even if Jade does not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

***Governments outside the United States tend to impose strict price controls, which may adversely affect Jade's revenue, if any.***

In some countries, particularly EU Member States, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a therapeutic. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced EU Member States, can further reduce prices. To obtain coverage and reimbursement or pricing approvals in some countries, Jade or future collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of Jade's product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Jade's business, financial condition, results of operations or prospects could be materially and adversely affected.

***Jade may attempt to obtain accelerated approval of its product candidates. If Jade is unable to obtain accelerated approval, Jade may be required to conduct clinical trials beyond those that it contemplates, or the size and duration of Jade's pivotal clinical trials could be greater than currently planned, which could increase the expense of obtaining, reduce the likelihood of obtaining, and/or delay the timing of obtaining necessary regulatory approvals. Even if Jade receives accelerated approval from the FDA or comparable foreign regulatory authorities, the FDA or comparable foreign regulatory authorities may require that Jade conducts confirmatory trials to verify clinical benefit. If Jade's confirmatory trials do not verify clinical benefit, or if Jade does not comply with rigorous post-approval requirements, the FDA may seek to withdraw accelerated approval.***

Jade may seek accelerated approval for Jade's product candidates. The FDA may grant accelerated approval to a product designed to treat a serious or life-threatening condition that provides meaningful therapeutic advantage over available therapies and demonstrates an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease. Even if granted, there is no guarantee that receiving an accelerated approval status from the FDA will lead to a faster development or regulatory review or approval process, and such status does not increase the likelihood that Jade's product candidates will ultimately receive marketing approval. Accelerated approval may be contingent on the sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug's predicted effect on irreversible morbidity or mortality or other clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022, the FDA may require, as appropriate, that such studies be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. The FDA may require that any such confirmatory study be initiated or substantially underway prior to the submission of an application for accelerated approval. If such post-approval studies fail to confirm the drug's clinical benefits relative to its risks, the FDA may withdraw its approval of the drug. If Jade chooses to pursue accelerated approval, there can be no assurance that the FDA will agree that Jade's proposed primary endpoint is an appropriate surrogate endpoint. Similarly, there can be no assurance that after subsequent FDA feedback that Jade will continue to pursue accelerated approval or any other form of expedited development, review, or approval, even if Jade initially decides to do so. Furthermore, if Jade submits an application for accelerated approval, there can be no assurance that such application will be accepted or that approval will be granted on a timely basis, or at all. The FDA also could require Jade to conduct further studies or trials prior to considering Jade's application or granting approval of any type. Jade might not be able to fulfill the FDA's requirements in a timely manner, which would cause delays, or approval might not be granted because Jade's submission is deemed incomplete by the FDA. Comparable considerations apply outside of the United States.

Even if Jade receives accelerated approval from the FDA, Jade will be subject to rigorous post-approval requirements, including submission to the FDA of all promotional materials prior to their dissemination. The FDA will require Jade to conduct a confirmatory study to verify the predicted clinical benefit. The FDA could withdraw accelerated approval for multiple reasons, including Jade's failure to conduct any required post-approval study with due diligence, or the inability of such study to confirm the predicted clinical benefit. A failure to obtain accelerated approval or any other form of expedited review or approval for a product candidate could result in a longer time period prior to commercializing such product candidate, increase the cost of development of such product candidate, and harm Jade's competitive position in the marketplace.

**Jade's General Risk Factors**

***Jade may become exposed to costly and damaging liability claims, either when testing a product candidate in the clinical or at the commercial stage, and Jade's product liability insurance may not cover all damages from such claims.***

Jade is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. While Jade currently has no products that have been approved for commercial sale, the future use of a product candidate in clinical trials, and the sale of any approved products in the future, may expose Jade to liability claims. These claims may be made by patients that use the product, healthcare providers, pharmaceutical companies, or others selling such product. Any claims against Jade, regardless of their merit, could be difficult and costly to defend and could materially and adversely affect the market for Jade's products or any prospects for commercialization of its products. Although Jade intends to obtain product liability insurance for its future clinical trials, it is possible that its liabilities could exceed Jade's insurance coverage or that in the future Jade may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against Jade for uninsured liabilities or in excess of insured liabilities, Jade's assets may not be sufficient to cover such claims and Jade's business operations could be impaired.

***Litigation costs and the outcome of litigation could have a material adverse effect on Jade's business.***

From time to time, Jade may be subject to litigation claims through the ordinary course of Jade's business operations regarding, but not limited to, securities litigation, employment matters, security of patient and employee personal information, contractual relations with collaborators and licensors and intellectual property rights. Litigation to defend ourselves against claims by third parties, or to enforce any rights that Jade may have against third parties, could result in substantial costs and diversion of Jade's resources, causing a material adverse effect on Jade's business, financial condition, results of operations or cash flows.

***Jade's business could be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises, political crises, geopolitical events, or other macroeconomic conditions, which could have a material and adverse effect on Jade's results of operations and financial condition.***

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates, and uncertainty about economic stability. Adverse macroeconomic conditions, including inflation, slower growth or recession, new or increased tariffs and other barriers to trade, especially in light of recent comments and executive orders made by the Trump Administration, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotech areas), tighter credit, higher interest rates, volatility in financial markets, high unemployment, labor availability constraints, currency fluctuations and other challenges in the global economy have in the past adversely affected, and may in the future adversely affect, Jade and Jade's business partners and suppliers. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. In addition, on February 1, 2025, the U.S. imposed a 25% tariff on imports from Canada and Mexico, which were subsequently suspended for a period of one month, and a 10% additional tariff on imports from China. Historically, tariffs have led to increased trade and political tensions. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. The Federal Reserve has raised interest rates multiple times in recent years in response to concerns about inflation and it may raise them again. High interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Similarly, the ongoing military conflict between Russia and Ukraine and in the Middle East and rising tensions with China have created extreme volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain. Any such volatility and disruptions may adversely affect Jade's business or the third parties on whom Jade relies. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more costly, more dilutive, or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect Jade by increasing Jade's costs, including labor and employee benefit costs.

Jade may in the future experience disruptions as a result of such macroeconomic conditions, including delays or difficulties in initiating or expanding clinical trials and manufacturing sufficient quantities of materials. Any one or a combination of these events could have a material and adverse effect on Jade's results of operations and financial condition.

**Risks Related to the Nevada Redomestication**

***Currently, Aerovate is governed by Delaware law, but upon effectiveness of the Nevada Redomestication the Combined Company will be governed by Nevada law and the Combined Company's articles of incorporation and bylaws, provisions of which have anti-takeover implications.***

Upon effectiveness of the Nevada Redomestication, the Combined Company's organizational documents will change and the Combined Company and its organizational documents will be governed by Nevada law rather than Delaware law. Chapter 78 of the Nevada Revised Statutes also contains provisions that may enable the Combined Company's board of directors to discourage, delay or prevent a change in the Combined Company's ownership or in its management. The combinations with interested stockholders provisions of the Nevada Revised Statutes, subject to certain exceptions, restrict the Combined Company's ability to engage in any combination with an interested stockholder for two years after the date a stockholder becomes an interested stockholder, unless, prior to the stockholder becoming an interested stockholder, the Combined Company board of directors approved the combination or transaction by which stockholder first became an interested stockholder. If the combination or acquisition was not so approved prior to the stockholder becoming an interested stockholder, the interested stockholder may effect a combination after the two-year period only if either the stockholder receives approval from at least 60% of the outstanding voting power, excluding shares beneficially owned by the interested stockholder or its affiliates or associates, or the consideration to be paid by the interested stockholder exceeds certain thresholds set forth in the statute. For purposes of the foregoing provisions, "interested stockholder" means either a person, other than the Combined Company or its subsidiaries, who directly or indirectly beneficially owns 10% or more of the voting power of the Combined Company's outstanding voting shares, or one of the Combined Company's affiliates or associates which at any time within two years immediately before the date in question directly or indirectly beneficially owned 10% or more of the voting power of our outstanding shares.

***Because the Combined Company's articles of incorporation and bylaws limit the court in which you may bring an action against the Combined Company, you may have difficulty obtaining a more favorable judicial forum or you may incur more expense enforcing any rights which you may claim as compared to prior to the Nevada Redomestication.***

The Combined Company's charter and its bylaws provide that, to the extent permitted by law, any person who acquires equity in the Combined Company shall be deemed to have notice and consented to the forum selection provision of the Combined Company's bylaws, which require actions to be brought only in state court in Clark County, Nevada, which may inhibit or deter stockholders' actions (i) brought in the name of the Combined Company or on its behalf; (ii) asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Combined Company to the Combined Company or the Combined Company's stockholders; (iii) arising or asserting a claim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of the articles of incorporation or bylaws of the Combined Company; (iv) to interpret, apply, enforce or determine the validity of any provision of the Combined Company's articles of incorporation or bylaws; or (v) asserting a claim governed by the internal affairs doctrine. This exclusive forum provision may limit the Combined Company's stockholders' ability to obtain what they believe to be a favorable judicial forum for disputes with us and our officers and directors. This provision does not apply to claims brought under the Securities Act or the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in any of the Combined Company's securities shall be deemed to have notice of and consented to this provision. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with the Combined Company or its directors, officers, or other employees, which may discourage lawsuits against the Combined Company and its directors, officers, and other employees. If a court were to find either exclusive-forum provision in the Combined Company's bylaws to be inapplicable or unenforceable in an action, the Combined Company may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm its results of operations.

**Risks Related to the Combined Company**

***If any of the events described in "Risks Related to Aerovate" or "Risks Related to Jade" occur, those events could cause potential benefits of the Merger not to be realized.***

Following completion of the Merger, the Combined Company will be susceptible to many of the risks described in the sections herein entitled "*Risks Related to Aerovate*" and "*Risks Related to Jade.*" To the extent any of the events in the risks described in those sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the Combined Company could be adversely affected in a material way. This could cause the market price of the Combined Company's common stock to decline.

***The market price of the Combined Company's common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.***

The market price of the Combined Company's common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the Combined Company's common stock to fluctuate include:

- results of clinical trials and preclinical studies of the Combined Company's product candidates, or those of the Combined Company's competitors or the Combined Company's existing or future collaborators;

- failure to meet or exceed financial and development projections the Combined Company may provide to the public;

- failure to meet or exceed the financial and development projections of the investment community;

- if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

- announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the Combined Company or its competitors;

- actions taken by regulatory agencies with respect to the Combined Company's product candidates, clinical studies, manufacturing process or sales and marketing terms;

- disputes or other developments relating to proprietary rights, including patents, litigation matters, and the Combined Company's ability to obtain patent protection for its technologies;

- additions or departures of key personnel;

- significant lawsuits, including patent or stockholder litigation;

- if securities or industry analysts do not publish research or reports about the Combined Company's business, or if they issue adverse or misleading opinions regarding its business and stock;

- changes in the market valuations of similar companies;

- general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

- sales of securities by the Combined Company or its securityholders in the future;

- if the Combined Company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;

- trading volume of the Combined Company's common stock;

- announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

- adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;

- the introduction of technological innovations or new therapies that compete with the products and services of the Combined Company; and

- period-to-period fluctuations in the Combined Company's financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Combined Company's common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the Combined Company's business and the value of its common stock. In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the Combined Company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the Combined Company's strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition and cash flows.

### *The Combined Company may incur losses for the foreseeable future and may never achieve profitability.*

The Combined Company may never become profitable, even if it is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The Combined Company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the Combined Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

### *If the Combined Company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.*

The Combined Company's ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The Combined Company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the Combined Company's product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the Combined Company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The Combined Company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

### *The Combined Company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.*

The Combined Company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of JADE-001, JADE-002, JADE-003 and Jade's future product candidates. The Combined Company's future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could, for example, through the sale of common stock or securities convertible or exchangeable into common stock, significantly dilute the Combined Company's stockholders' ownership interests or inhibit the Combined Company's ability to achieve its business objectives. If the Combined Company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. In addition, any debt financing may subject the Combined Company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Combined Company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the Combined Company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the Combined Company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the Combined Company or its stockholders.

***The Combined Company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.***

The Combined Company will incur significant legal, accounting and other expenses as a public company that Jade did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. The Combined Company's management team will consist of the executive officers of Jade prior to the Merger. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the Combined Company complies with all of these requirements. Any changes the Combined Company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the Combined Company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors' and officers' insurance, on acceptable terms.

***Upon completion of the Merger, failure by the Combined Company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.***

Upon completion of the Merger, Aerovate, under the new name "Jade Biosciences, Inc." will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Aerovate agreed to use its commercially reasonable efforts to cause the shares of Aerovate common stock being issued in the Merger (including any common stock issuable upon conversion of the Aerovate Series A Preferred Stock and the exercise of Aerovate pre-funded warrants) to be approved for listing on Nasdaq at or prior to the effective time of the Merger. Based on information currently available to Aerovate, Aerovate anticipates that its stock will be unable to meet the $4.00 minimum bid price initial listing requirement at the Closing unless it effects a reverse stock split. Aerovate's board of directors intends to effect a reverse stock split of the shares of Aerovate common stock at a ratio of between 20:1 to 120:1. In addition, often a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the Merger, if the Combined Company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the Combined Company that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the common stock of the Combined Company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the Combined Company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the Combined Company. Also, it may be difficult for the Combined Company to raise additional capital if the Combined Company's common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the Combined Company and could have a material adverse effect on the Combined Company.

***Once the Combined Company is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the Combined Company will be subject to additional laws and regulations affecting public companies that will increase the Combined Company's costs and the demands on management and could harm the Combined Company's operating results and cash flows.***

The Combined Company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the Combined Company file with the SEC, annual, quarterly and current reports with respect to the Combined Company's business and financial condition as well as other disclosure and corporate governance requirements. However, as a "smaller reporting company," as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, the Combined Company may take advantage of exemptions from disclosure requirements and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the Combined Company's periodic reports and proxy statements. In addition, if the Combined Company is a smaller reporting company with less than $100.0 million in annual revenue, it would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Once the Combined Company is no longer a smaller reporting company or otherwise no longer qualifies for these exemptions, the Combined Company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the Combined Company is not able to comply with the requirements in a timely manner or at all, the Combined Company's financial condition or the market price of the Combined Company's common stock may be harmed. For example, if the Combined Company or its independent auditor identifies deficiencies in the Combined Company's internal control over financial reporting that are deemed to be material weaknesses the Combined Company could face additional costs to remedy those deficiencies, the market price of the Combined Company's stock could decline or the Combined Company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

***If the Combined Company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.***

Provided the Combined Company continues to be listed on Nasdaq, the Combined Company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the Combined Company maintain effective disclosure controls and procedures and internal control over financial reporting. The Combined Company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Jade has not been required to document and test its internal controls over financial reporting nor has its management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. Following the Merger, the Combined Company will be required to incur substantial professional fees and internal costs to expand its accounting and finance functions and expend significant management efforts. The Combined Company may experience difficulty in meeting these reporting requirements in a timely manner.

The Combined Company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The Combined Company's internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the Combined Company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the Combined Company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

***The unaudited pro forma condensed combined financial information for Aerovate and Jade included in this proxy statement/prospectus are preliminary, and the Combined Company's actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.***

The unaudited pro forma financial information for Aerovate and Jade included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the Combined Company's actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented. The Combined Company's actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial information included in this proxy statement/prospectus. The Exchange Ratio reflected in this proxy statement/prospectus is preliminary. The final Exchange Ratio could differ from the preliminary Exchange Ratio used to prepare the pro forma adjustments. For more information, please see the section titled "*Unaudited Pro Forma Condensed Combined Financial Information*" beginning on page 365 of this proxy statement/prospectus.

***Aerovate and Jade do not anticipate that the Combined Company will pay any cash dividends in the foreseeable future other than the Cash Dividend that Aerovate will declare and pay to the holders of record of outstanding shares of Aerovate common stock as of a record date prior to the effective time of the Merger, to be set by the Aerovate board of directors as close as reasonably practicable to (but not later than) the anticipated Closing Date.***

Other than the Cash Dividend, the current expectation is that the Combined Company will retain its future earnings, if any, to fund the growth of the Combined Company's business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the Combined Company will be your sole source of gain, if any, for the foreseeable future.

***An active trading market for the Combined Company's common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.***

Prior to the Merger, there had been no public market for shares of Jade capital stock. An active trading market for the Combined Company's shares of common stock may never develop or be sustained. If an active market for the Combined Company's common stock does not develop or is not sustained, it may be difficult for the Combined Company's stockholders to sell their shares at an attractive price or at all.

***Future sales of shares by existing stockholders could cause the Combined Company's stock price to decline.***

If existing securityholders of Aerovate and Jade sell, or indicate an intention to sell, substantial amounts of the Combined Company's common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the Combined Company could decline. Based on shares outstanding as of March 10, 2025, after giving effect to the estimated Exchange Ratio and the shares of Jade common stock to be issued in the Jade Pre-Closing Financing and shares expected to be issued upon completion of the Merger and prior to giving effect to the anticipated Aerovate reverse stock split, the Combined Company is expected to have outstanding a total of approximately 1.125 billion shares of common stock immediately following the completion of the Merger (or approximately 1.841 billion shares of common stock after giving effect to the conversion of the Aerovate Series A Preferred Stock and the exercise of the Jade pre-funded warrants to be issued in the Jade Pre-Closing Financing). Approximately 967.5 million shares (or approximately 1.242 billion shares, if the Jade pre-funded warrants are exercised) will be freely tradeable upon completion of the Merger and approximately

59.6 million shares (or approximately 501.3 million, if the Aerovate Series A Preferred Stock is converted) will become available for sale in the public market beginning 180 days after the Closing as a result of the expiration of lock-up agreements between Aerovate on the one hand and certain securityholders of Jade on the other hand (and without giving effect to any restrictions on resale under securities laws). In addition, shares of common stock that are subject to outstanding options of Jade will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the Combined Company's common stock could decline.

***After completion of the Merger, the Combined Company's executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the Combined Company's stockholders for approval.***

Upon the completion of the Merger, and giving effect to the issuance of the shares of Jade common stock and the Jade pre-funded warrants prior to the Closing pursuant to the Jade Pre-Closing Financing, it is anticipated that the Combined Company's executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 21.43% of the Combined Company's outstanding shares of common stock (on a fully-diluted basis), subject to beneficial ownership limitations and certain assumptions, including, but not limited to, Aerovate's Net Cash as of Closing being $0. Aerovate management currently anticipates Aerovate's Net Cash as of Closing will be approximately $0, after giving effect to the Cash Dividend, which is expected to be approximately $65.0 million, and the currently estimated ownership percentages reflect this projection. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the Combined Company's stockholders for approval, as well as the Combined Company's management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the Combined Company's assets. This concentration of voting power could delay or prevent an acquisition of the Combined Company on terms that other stockholders may desire.

***Conflicts of interest may arise between the Combined Company and Paragon or the Combined Company and Fairmount.***

Paragon is a biotechnology company that performs research and development activities to discover and engineer novel antibody candidates for various therapeutic targets. Prior to the Merger and the Jade Pre-Closing Financing, Paragon beneficially owned 9.7% of Jade's capital stock and following the Merger and the Jade Pre-Closing Financing is expected to beneficially own 4.9% of the Combined Company's common stock (based on the number of shares of common stock outstanding as of March 10, 2025, assuming no exercise of outstanding options). In addition, Paragon is the licensor of Jade's lead product candidate JADE-001 and has granted Jade an exclusive option to an exclusive license to JADE-002 and JADE-003. Specifically, Jade and Paragon have entered into the JADE-001 License Agreement and Jade, Paragon and Parade, an entity formed by Paragon to hold equity in Jade and share profits with certain employees of Paragon, have entered into the Paragon Option Agreement, pursuant to which Jade has the option to acquire exclusive rights to certain antibody candidates discovered and developed by Paragon with respect to its JADE-002 and JADE-003 programs. Although Jade will have the right to control the prosecution, defense, maintenance and enforcement of the patents underlying the licenses it may obtain from Paragon after entry into the applicable license agreement and the trigger for transfer of prosecution control is met, Jade relies on Paragon to obtain, maintain and enforce such patents prior to Jade's exercise of the option and entry into a license agreement. Jade also reimburses Paragon for certain development costs related to Jade's selected targets and will grant Parade warrants to purchase Jade's common stock as part of the Paragon Option Agreement. Fairmount, an investment firm that has launched and funded several biotechnology companies, including Jade, beneficially owned 77.5% of Jade's capital stock prior to the Jade Pre-Closing Financing and the Merger, and following the Jade Pre-Closing Financing and the Merger is expected to beneficially own 9.99% of the Combined Company's common stock assuming no conversion of the Aerovate Series A Preferred Stock, which is non-voting, into common stock, and 19.99% assuming conversion of the Aerovate Series A Preferred Stock into common stock (in each case, subject to beneficial ownership limitations and based on the number of shares of common stock outstanding as of March 10, 2025, and assuming no exercise of outstanding options). In addition, Fairmount owns approximately 95% of Paragon.

Two of the Combined Company's non-employee directors, Tomas Kiselak and Chris Cain, are affiliated with Fairmount. The Combined Company's third non-employee director, Lawrence Klein, is an executive officer at Oruka Therapeutics, Inc., another entity affiliated with Fairmount and Paragon. The remaining members of the Combined Company's board of directors are not affiliated with Fairmount or Paragon. The Combined Company's relationship with Paragon, Parade, Fairmount and Jade's non-employee directors may create, or may create the appearance of, conflicts of interest when the Combined Company is faced with decisions that could have different implications for Paragon or Parade than the decisions have for the Combined Company. For example, such conflicts may arise in connection with the selection of additional targets, the exercise of the remaining options under the Paragon Option Agreement, the negotiation of the terms of any future license agreements, the allocation of resources and expenses, the enforcement or defense of intellectual property rights, the pursuit of strategic partnerships or transactions, or the resolution of any disputes that may arise between the Combined Company and Paragon or Parade. Furthermore, because Paragon and Fairmount have interests in other biotechnology companies that may compete with the Combined Company or pursue similar or complementary product candidates or technologies, they may have an incentive to favor or support such other companies over the Combined Company. These potential conflicts of interest may make it more difficult for the Combined Company to favorably advance the Combined Company's business interests and may adversely affect the Combined Company's competitive position, business, financial condition, results of operations and prospects.

***If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Combined Company, its business or its market, its stock price and trading volume could decline.***

The trading market for the Combined Company's common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the Combined Company's common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Combined Company's common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Combined Company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

***The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and the proceeds from the Jade Pre-Closing Financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.***

The Combined Company will have broad discretion over the use of the cash and cash equivalents of the Combined Company and the proceeds from the Jade Pre-Closing Financing. You may not agree with the Combined Company's decisions, and its use of the proceeds may not yield any return on your investment. The Combined Company's failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the Combined Company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the Combined Company's cash resources.

***The Combined Company's ability to use NOL carryforwards and other tax attributes may be limited, including as a result of the Merger.***

As discussed above, Aerovate has incurred losses during its history, and the Combined Company does not expect to become profitable in the near future and may never achieve profitability. As of December 31, 2024, Aerovate had federal and state NOL carryforwards of approximately $95.7 million and $64.1 million, respectively. Aerovate had approximately $9.0 million and $2.2 million of federal and state research and development credits, respectively, that may be used to offset future taxable income. Under current law, Aerovate's U.S. federal NOLs of $95.7 million incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An "ownership change" pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company's stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Combined Company's ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including, as discussed above, in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the Combined Company earns taxable income, such limitations could result in increased future income tax liability to the Combined Company, and the Combined Company's future cash flows could be adversely affected.

***Unfavorable global economic conditions could adversely affect the Combined Company's business, financial condition, results of operations or cash flows.***

The Combined Company's results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the Combined Company's business, including, weakened demand for the Combined Company's product candidates and the Combined Company's ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the Combined Company's suppliers, possibly resulting in supply disruption, or cause the Combined Company's customers to delay making payments for its services. Any of the foregoing could harm the Combined Company's business and the Combined Company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

***The class structure of the Combined Company's capital stock may limit your ability to influence corporate matters and may limit your visibility with respect to certain transactions.***

The class structure of the Combined Company's capital stock may limit your ability to influence corporate matters. Holders of the Combined Company's common stock are entitled to one vote per share, while holders of the Aerovate Series A Preferred Stock are not entitled to any votes. Nonetheless, each share of the Aerovate Series A Preferred Stock may be converted at any time into 1,000 shares of the Combined Company's common stock at the option of its holder by providing written notice to the Combined Company, subject to the limitations provided for in the Combined Company's amended and restated certificate of incorporation and to requisite stockholder approval. Consequently, if holders of the Aerovate Series A Preferred Stock exercise their option to make this conversion, this will have the effect of increasing the relative voting power of those prior holders of the Aerovate Series A Preferred Stock, and correspondingly decreasing the voting power of the holders of the Combined Company's common stock, which may limit your ability to influence corporate matters. Additionally, stockholders who hold, in the aggregate, more than 10% of the Combined Company's common stock and Aerovate Series A Preferred Stock, but 10% or less of the Combined Company's common stock, and are not otherwise an insider, may not be required to report changes in their ownership due to transactions in the Aerovate Series A Preferred Stock pursuant to Section 16(a) of the Exchange Act, and may not be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

***The Combined Company will be an "emerging growth company" and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Combined Company's common stock less attractive to investors.***

The Combined Company will be an "emerging growth company" as defined in the JOBS Act. As an emerging growth company, the Combined Company will only be required to provide two years of audited financial statements and management discussion and analysis of financial condition and results of operations disclosure. In addition, the Combined Company will not be required to obtain auditor attestation of reporting on internal control over financial reporting, will have reduced disclosure obligations regarding executive compensation and will not be required to hold non-binding advisory votes on executive compensation. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. These provisions allow an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. The Combined Company cannot predict whether investors will find the Combined Company's common stock to be less attractive as a result of its reliance on these exemptions. If some investors find the Combined Company's common stock to be less attractive as a result, there may be a less active trading market for the Combined Company's common stock and the price of the common stock may be more volatile than the current trading market and price of Aerovate common stock.

The Combined Company will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which the Combined Company has total annual gross revenue of $1.235 billion; (ii) December 31, 2026; (iii) the date on which the Combined Company issues more than $1.0 billion in non-convertible debt during the preceding three-year period; or (iv) the end of the fiscal year in which the market value of the Combined Company common stock held by non-affiliates exceeds $700 million as of the last business day of the Combined Company's most recently completed second fiscal quarter.

Further, there is no guarantee that the exemptions available under the JOBS Act will result in significant savings. To the extent that the Combined Company chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact its financial condition.

# CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/ prospectus contain forward-looking statements relating to Aerovate, Jade, the Merger and the other proposed transactions contemplated thereby.

These forward-looking statements include express or implied statements relating to Aerovate's and Jade's management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "will," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Aerovate, Jade or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Aerovate's or Jade's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the Closing are not satisfied, including the failure to obtain stockholder approval for the Merger; the risk that the Jade Pre-Closing Financing is not completed in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of Aerovate and Jade to consummate the transaction, including the Jade Pre-Closing Financing; risks related to Aerovate's continued listing on the Nasdaq Stock Market until Closing; risks related to Aerovate's and Jade's ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of the Combined Company upon Closing and other events and unanticipated spending and costs that could reduce the Combined Company's cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; statements regarding the Cash Dividend that Aerovate may pay the Aerovate stockholders in connection with the completion of the Merger; the effect of the announcement or pendency of the Merger on Aerovate's or Jade's business relationships, operating results and business generally; costs related to the Merger; the outcome of any legal proceedings that may be instituted against Aerovate, Jade or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of Jade to protect its intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; adverse legislative, regulatory, political and economic developments; the risk of setbacks in Jade's plans to develop and commercialize product candidates for the treatment of autoimmune diseases; Jade's ability to maintain the JADE-001 License Agreement and the Paragon Option Agreement and enter into new license and collaboration agreements; delays or challenges in Jade's ongoing and future preclinical studies and clinical trials and the reporting of data from those studies and trials; the risk that the efficacy, safety and extended half-life of Jade's product candidates will be disappointing compared with expectations; Jade's plans relating to the further development of its programs, including additional indications Jade may pursue; the risk that the size of the market opportunity for Jade's programs, including Jade's estimates of the number of patients who suffer from the diseases it is targeting may be lower than expected; Jade's reliance on third parties to conduct additional preclinical studies and clinical trials of its programs and for the manufacture of Jade's programs for preclinical studies and clinical trials; the risk of negative developments in the cost, timing and results of Jade's preclinical and clinical development activities and planned clinical trials; Jade's plans regarding, and its ability to maintain, obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize its programs; the timing of and Jade's ability to obtain and maintain regulatory approvals for its product candidates, as well as future product candidates. Should one or more of these risks or uncertainties materialize, or should any of Aerovate's or Jade's assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Aerovate considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Aerovate's and Jade's forward-looking statements only speak as of the date they are made, and Aerovate and

Jade do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

For a discussion of the factors that may cause Aerovate, Jade or the Combined Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Aerovate and Jade to complete the Merger and the effect of the Merger on the business of Aerovate, Jade and the Combined Company, please see the section titled "*Risk Factors*" beginning on page 27 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Aerovate and incorporated by reference herein. Please see the section titled "*Where You Can Find More Information*" beginning on page 405 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Aerovate, Jade or the Combined Company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Aerovate and Jade do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

# THE SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF AEROVATE STOCKHOLDERS

## Date, Time and Place

The Aerovate Special Meeting will be held on April 16, 2025, commencing at 9:00 a.m., Eastern Time, unless postponed or adjourned to a later date. The Aerovate Special Meeting will be held at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts 02210. You will be able to attend and participate in the Aerovate Special Meeting in person where you will be able to ask questions and vote. Aerovate is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Aerovate's board of directors for use at the Aerovate Special Meeting and any adjournments or postponements of the Aerovate Special Meeting. This proxy statement/prospectus is first being furnished to Aerovate stockholders on or about March 25, 2025.

## Purposes of the Aerovate Special Meeting

The purposes of the Aerovate Special Meeting are:

1. To approve the issuance of shares of common stock of Aerovate (including the shares of Aerovate common stock issuable upon conversion of the Aerovate Series A Preferred Stock and exercise of the Aerovate pre-funded warrants) to stockholders of Jade pursuant to the terms of the Agreement and Plan of Merger among Aerovate, Jade, Merger Sub I and Merger Sub II, dated as of October 30, 2024, a copy of which is attached as *Annex A* to the accompanying proxy statement/ prospectus, which will (i) represent more than 20% of the shares of Aerovate common stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b) (the "Nasdaq Stock Issuance Proposal" or "Proposal No. 1");

2. To approve an amendment to the amended and restated certificate of incorporation of Aerovate to effect a reverse stock split of Aerovate's issued and outstanding common stock at a ratio determined by the Aerovate board of directors and agreed to by Jade, of one new share of Aerovate common stock for every 20 to 120 shares (or any number in between) of outstanding Aerovate common stock, in the form attached as *Annex B*; to the accompanying proxy statement/prospectus (the "Reverse Stock Split Proposal" or "Proposal No. 2");

3. Approve an amendment to the amended and restated certificate of incorporation of Aerovate to increase the number of shares of Aerovate common stock that Aerovate is authorized to issue from 150,000,000 to 300,000,000, in the form attached as *Annex C* (the "Authorized Share Increase Proposal" or "Proposal No. 3");

4. Approve the redomestication of Aerovate from the State of Delaware to the State of Nevada by conversion (the "Redomestication Proposal" or "Proposal No. 4");

5. Approve the Jade Biosciences, Inc. 2025 Stock Incentive Plan (the "Stock Plan Proposal" or "Proposal No. 5");

6. Approve the Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan (the "ESPP Proposal" or "Proposal No. 6");

7. Elect the three Class I directors, Mark Iwicki, Timothy P. Noyes, and Donald J. Santel, to Aerovate's board of directors and to hold office until Aerovate's 2028 annual meeting of stockholders and until their successor has been duly elected and qualified, or until their earlier death, resignation or removal; provided that if the Merger is consummated, the approval of Proposal No. 7 will only have an effect until the completion of the Merger because the composition of Aerovate's board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement (the "Director Election Proposal" or "Proposal No. 7");

8. Ratify the appointment of KPMG LLP as Aerovate's independent registered public accounting firm for fiscal year ending December 31, 2025; provided that PricewaterhouseCoopers LLP is

expected to be appointed for that fiscal year if the Merger is completed (the "Auditor Ratification Proposal" or "Proposal No. 8");

9.  To approve an adjournment of the Aerovate Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3 (the "Adjournment Proposal" or "Proposal No. 9"); and

10. To transact such other business as may properly come before the stockholders at the Aerovate Special Meeting or any adjournment or postponement thereof.

Each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Merger. The issuance of Aerovate common stock in connection with the Merger, the amendment to the amended and restated certificate of incorporation of Aerovate to effect a reverse stock split of Aerovate's issued and outstanding common stock and the amendment to the amended and restated certificate of incorporation to increase the number of shares of Aerovate common stock that Aerovate is authorized to issue will not take place unless approved by the requisite Aerovate stockholders and the Merger is consummated. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

## Recommendation of Aerovate's Board of Directors

• Aerovate's board of directors has determined and believes that the issuance of shares of Aerovate's common stock, including shares of common stock issuable upon conversion of Aerovate Series A Preferred Stock and the exercise of Aerovate pre-funded warrants, pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Aerovate and its stockholders and has approved such issuance. Aerovate's board of directors unanimously recommends that Aerovate stockholders vote "FOR" Proposal No. 1 to approve the issuance of shares of Aerovate common stock pursuant to the Merger Agreement and the change of control resulting from the Merger.

• Aerovate's board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Aerovate and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Aerovate to effect the reverse stock split, as described in this proxy statement/prospectus. Aerovate's board of directors unanimously recommends that Aerovate stockholders vote "FOR" Proposal No. 2 to approve the reverse stock split.

• Aerovate's board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Aerovate and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Aerovate to increase the number of shares of Aerovate common stock that Aerovate is authorized to issue from 150,000,000 to 300,000,000, as described in this proxy statement/prospectus. Aerovate's board of directors unanimously recommends that Aerovate stockholders vote "FOR" Proposal No. 3 to approve the increase of authorized shares of Aerovate common stock.

• Aerovate's board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Aerovate and its stockholders to approve the redomestication of Aerovate from the State of Delaware to the State of Nevada by conversion (the "Nevada Redomestication"), as described in this proxy statement/prospectus. Aerovate's board of directors unanimously recommends that Aerovate stockholders vote "FOR" Proposal No. 4 to approve the Nevada Redomestication.

• Aerovate's board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Aerovate and its stockholders to approve the Jade Biosciences, Inc. 2025 Stock Incentive Plan, as described in this proxy statement/prospectus. Aerovate's board of directors unanimously recommends that Aerovate stockholders vote "FOR" Proposal No. 5 to approve the Jade Biosciences, Inc. 2025 Stock Incentive Plan.

• Aerovate's board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Aerovate and its stockholders to approve the Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan, as described in this proxy statement/prospectus. Aerovate's board of directors unanimously recommends that Aerovate stockholders vote "FOR" Proposal No. 6 to approve the Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan.

- Aerovate's board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Aerovate and its stockholders to elect each of the director nominees named in the Director Election Proposal, to serve on the Aerovate board of directors in the class of directors with terms expiring at Aerovate's 2028 annual meeting of stockholders; provided that if the Merger is consummated, the approval of Proposal No. 7 will only have an effect until the completion of the Merger because the composition of Aerovate's board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement. Aerovate's board of directors unanimously recommends that Aerovate stockholders vote "FOR" each of the director nominees named in Proposal No. 7 to approve the election of the directors named therein.

- Aerovate's board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Aerovate and its stockholders ratify the appointment of KPMG LLP as Aerovate's independent registered public accounting firm for the fiscal year ending December 31, 2025; provided that PricewaterhouseCoopers LLP is expected to be appointed for that fiscal year if the Merger is completed. The Aerovate board of directors unanimously recommends that Aerovate stockholders vote "FOR" Proposal No. 8 to ratify the selection of KPMG LLP as Aerovate's independent registered public accounting firm.

- Aerovate's board of directors has determined and believes that adjourning the Aerovate Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3 is fair to, in the best interests of, and advisable to, Aerovate and its stockholders and has approved and adopted the proposal. Aerovate's board of directors unanimously recommends that Aerovate stockholders vote "FOR" Proposal No. 9 to adjourn the Aerovate Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2 and 3.

**Record Date and Voting Power**

Only holders of record of Aerovate common stock at the close of business on the record date March 14, 2025, are entitled to notice of, and to vote at, the Aerovate Special Meeting. At the close of business on the record date, there was one holder of record of Aerovate common stock and there were 28,985,019 shares of Aerovate common stock issued and outstanding. Each share of Aerovate common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

**Voting and Revocation of Proxies**

This proxy statement/prospectus is solicited on behalf of Aerovate's board of directors for use at the Aerovate Special Meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for Aerovate common stock, Computershare Trust Company, N.A., then you are a stockholder of record. Whether or not you plan to attend the Aerovate Special Meeting in person, Aerovate urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted, the form of which is attached hereto as *Annex F.*

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the Aerovate Special Meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Aerovate Special Meeting, Aerovate encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Aerovate Special Meeting, you may still attend the Aerovate Special Meeting and vote. In such case, your previously submitted proxy will be disregarded.

- To vote at the Aerovate Special Meeting, attend the Aerovate Special Meeting and vote in person.

- To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Aerovate Special Meeting, Aerovate will vote your shares in accordance with the proxy card.

- To vote by proxy over the internet, follow the instructions provided on the proxy card.

- To vote by telephone, you may vote by proxy by calling the toll-free number found on the proxy card.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received voting instructions with these proxy materials from that organization rather than from Aerovate. Simply follow the voting instructions provided to ensure that your vote is counted. You may vote by telephone or over the Internet as instructed by your broker, bank or other agent. To vote in person at the Aerovate Special Meeting, you must contact your broker, bank or other agent and obtain a valid legal proxy in order to attend, participate in and vote at the Aerovate Special Meeting. Follow the voting instructions from your broker, bank or other agent, or contact your broker, bank or other agent for instructions.

Aerovate provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you hold shares beneficially in street name and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, bank or other agent is not entitled to vote your shares with respect to "non-routine" proposals, resulting in a "broker non-vote" with respect to such proposals. Accordingly, if you hold your shares beneficially in street name, please be sure to instruct your broker, bank or other agent how to vote to ensure that your vote is counted on each of the proposals, following the procedures provided by your broker, bank or other agent.

All properly executed proxies that are not revoked will be voted at the Aerovate Special Meeting and at any adjournments or postponements of the Aerovate Special Meeting in accordance with the instructions contained in the proxy. **If a holder of Aerovate common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted "FOR" all of the proposals in accordance with the recommendation of Aerovate's board of directors.**

If you are a stockholder of record of Aerovate and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Aerovate Special Meeting in any one of the following ways:

- You may submit another properly completed proxy with a later date by mail or via the internet.

- You can provide your proxy instructions via telephone at a later date.

- You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to Aerovate's corporate secretary. Any written notice of revocation or subsequent proxy card must be received by Aerovate's corporate secretary prior to the taking of the vote at the Aerovate Special Meeting. Such written notice of revocation or subsequent proxy card should be sent to Aerovate's principal executive offices at Aerovate Therapeutics, Inc., 930 Winter Street, Suite M-500, Waltham, Massachusetts 02451, Attention: Corporate Secretary.

- You may attend the Aerovate Special Meeting and vote in person, although attendance at the Aerovate Special Meeting will not, by itself, revoke and/or change your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

**Required Vote**

The presence at the Aerovate Special Meeting of the holders of a majority of the shares of Aerovate common stock outstanding and entitled to vote at the Aerovate Special Meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of a majority of votes cast at the Aerovate Special Meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 5, 6, 8 and 9. The affirmative vote of the holders of a majority of the outstanding shares of Aerovate capital stock entitled to vote thereon is required for approval of Proposal Nos. 2, 3 and 4. With respect to Proposal No. 7, directors are elected by a plurality of the votes properly cast at the Aerovate Special Meeting, and the nominees for director receiving the highest number of affirmative votes properly cast will be elected. Each of Proposal Nos. 1, 2 and 3 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3. The issuance of Aerovate common stock in connection with the Merger and the change of control resulting from the Merger, the amendment to the amended and restated certificate of incorporation of Aerovate to effect a reverse stock split of Aerovate's issued and outstanding common stock and the amendment to the amended and restated certificate of incorporation of Aerovate to increase the number of shares of Aerovate common stock that Aerovate is authorized to issue will not take place unless approved by the requisite Aerovate stockholders and the Merger is consummated.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "FOR," "AGAINST" and "WITHHOLD" votes, abstentions and broker non-votes. Abstentions and broker non-votes, if any, will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Votes withheld, abstentions and broker non-votes, if any, will have no effect on Proposal Nos. 1, 5, 6, 7, 8 and 9 and will have the effect of a vote "AGAINST" Proposal Nos. 2, 3 and 4.

As of March 10, 2025, the Aerovate stockholders that are party to a support agreement, including the directors and certain executive officers of Aerovate, owned an aggregate number of shares of Aerovate common stock representing approximately 37.7% of the outstanding shares of Aerovate common stock. Each stockholder that entered into a support agreement, including the directors and certain executive officers of Aerovate, has agreed to vote all shares of Aerovate common stock owned by him or her as of the record date in favor of Proposal Nos. 1 – 7 and against any competing "Acquisition Proposal" (as defined in the Merger Agreement).

**Solicitation of Proxies**

In addition to solicitation by mail, the directors, officers, employees and agents of Aerovate may solicit proxies from Aerovate stockholders by personal interview, telephone, email, fax or otherwise. Aerovate and Jade will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Aerovate common stock for the forwarding of solicitation materials to the beneficial owners of Aerovate common stock. Aerovate will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Aerovate has retained Innisfree M&A. Jade will pay the fees of Innisfree M&A, which Aerovate and Jade expect to be approximately $20,000, plus reimbursement for certain out-of-pocket expenses. Jade has agreed to indemnify Innisfree M&A and related parties against certain liabilities and expenses arising out of its services in connection with the special meeting.

As of the date of this proxy statement/prospectus, Aerovate's board of directors does not know of any business to be presented at the Aerovate Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Aerovate Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

# THE MERGER

*This section and the section titled "The Merger Agreement" beginning on page 155 of this proxy statement/prospectus describe the material aspects of the Merger and the Merger Agreement. While Aerovate and Jade believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. Please see the section titled "Where You Can Find More Information" beginning on page 405 of this proxy statement/prospectus.*

## Background of the Transaction

*The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Aerovate board of directors or committees thereof or the representatives of Aerovate and other parties.*

Prior to June 2024, Aerovate was a clinical-stage biopharmaceutical company focused on developing drugs that meaningfully improve the lives of patients with rare cardiopulmonary disease. Aerovate's initial focus was on advancing AV-101, its proprietary dry powder inhaled formulation of the drug imatinib for the treatment of patients with PAH. Aerovate's lead clinical trial was its Inhaled iMatinib Pulmonary Arterial Hypertension Clinical Trial ("IMPAHCT") trial, which was a randomized, double-blind, placebo-controlled, multi-national Phase 2b / Phase 3 trial of AV-101 in adults with pulmonary arterial hypertension. During this period, and in furtherance of this strategy, the Aerovate board of directors and Aerovate's management would, from time to time, review and discuss Aerovate's business, financial condition, operations and strategic priorities and consider various strategic business initiatives intended to strengthen Aerovate's business and enhance stockholder value. In particular, these discussions included the exploration of strategic relationships, collaborations and partnering opportunities with respect to the advancement and development of AV-101. Aerovate's management provided periodic updates regarding these discussions, including the discussions described below, to the Aerovate board of directors.

On June 17, 2024, following a decision by the Aerovate board of directors, Aerovate announced that the Phase 2b portion of IMPAHCT did not meet its primary endpoint for improvement in PVR compared to placebo for any of the studied doses or show meaningful improvements in the secondary endpoint of change in six minute walk distance. Aerovate also announced that, in light of the Phase 2b data and in agreement with the independent study advisor committee, it was instituting a voluntary halt to enrollment and shutting down the Phase 3 and long-term extension trials.

On June 21, 2024, the Aerovate board of directors held a meeting at which members of Aerovate's management and representatives of Goodwin Procter LLP ("Goodwin"), Aerovate's outside legal counsel, were present. The Aerovate board of directors and management discussed, among other things, the factors contributing to the voluntary halting of enrollment and the closing down of the Phase 3 and long-term extension trials and the strategic, financial and operational challenges associated with these decisions. The Aerovate board of directors and management also discussed potential research alternatives to the Phase 3 trial and the amount of time it would take before Aerovate could generate sufficient data with AV-101 to raise additional capital, Aerovate's cash runway and potential financing needs and the likelihood of success in a clinical trial with AV-101 given the results of the Phase 2b trial. Following discussion, the Aerovate board of directors directed Aerovate's management to review Aerovate's business, including the status of its programs, resources and capabilities and prepare a recommendation for the Aerovate board of directors to consider. The Aerovate board of directors determined that, in connection with these efforts, Aerovate's management should commence a process to evaluate business development, strategic or other transactions regarding AV-101, related assets and intellectual property (including potential partnerships, licensing transactions and asset sales) and authorized Aerovate's management to identify and engage in discussions with various third parties. The Aerovate board of directors and management also determined that a significant reduction in force would be required as a result of the Phase 2b clinical data and the decision to shut down the Phase 3 and long-term extension trials. Following discussion, the Aerovate board of directors authorized Aerovate's management to proceed with implementing various actions to preserve cash available, including by implementing a reduction in force intended to reduce Aerovate's operational cash burn in an effort to maximize its strategic optionality and enhance stockholder value, on such timeline as Aerovate's management deemed to be in Aerovate's best interest. Following further discussion, the Aerovate board of directors determined that Aerovate should publicly announce the results of its business review and that Aerovate was reviewing strategic alternatives.

Also at the Aerovate board of directors meeting held on June 21, 2024, the Aerovate board of directors established a Strategic Transaction Committee of the Aerovate board of directors (the "Transaction Committee"), for convenience (and not because of any actual or perceived conflicts of interests), in order to assist the Aerovate board of directors, as needed, in exploring strategic alternatives, including without limitation, a sale or other divestiture, including a spin-out of all, substantially all or a material portion of Aerovate's business or assets, a "reverse merger," "merger of equals" or similar transaction, or a sale of control of Aerovate. The initial members of the Transaction Committee were the following independent directors, who were selected because they have significant experience with merger and acquisition transactions and/or clinical development: Allison Dorval, Joshua Resnick, M.D., David Grayzel, M.D. and Habib Dable. The Aerovate board of directors delegated authority to the Transaction Committee to, among other things: direct the process for the review and evaluation of any potential strategic transaction; provide guidance regarding a proposed strategic transaction to (a) consider and evaluate all proposals that might be received by Aerovate in connection with a possible sale or other business transaction or series of transactions involving all or substantially all of Aerovate's equity or assets on a consolidated basis, through any form of transaction, including, without limitation, merger, stock purchase, asset purchase, recapitalization, reorganization, going-private transaction, consolidation, amalgamation, spin-out of assets, licensing, collaboration of all or certain assets, dividends or distribution of assets or rights to assets or future payments, debt or equity financing, liquidation, dissolution or other transaction, (b) participate in and direct the negotiation of the material terms and conditions of any such transaction, (c) consider any alternatives to any such transaction, including without limitation, Aerovate continuing to operate as an independent company, and (d) recommend to the Aerovate board of directors the advisability of entering into a definitive agreement (and any ancillary agreements relating thereto) with respect to any such transaction, or the advisability of pursuing any other alternative, in each case subject to applicable law. In connection with the exploration of strategic alternatives, Aerovate's management, at the direction of the Transaction Committee, initiated a process to select a financial advisor to assist management in its review of strategic alternatives, including identifying counterparties for a possible strategic transaction.

On June 24 and 26, 2024, the Transaction Committee held meetings at which members of Aerovate's board of directors, Aerovate management and representatives of Goodwin were present. During these meetings, representatives of Wedbush Securities Inc. ("Wedbush") and one other financial advisory firm presented to the Transaction Committee, which presentations included reviews of their respective strategic and financial advisory expertise and experience, as well as their thoughts on potential business combination timelines, related activities, potential transaction structures and relevant precedents. The discussions covered a variety of topics, including the potential relevance of Aerovate's net cash position, market conditions for certain business combinations, the potential criteria to be considered in selecting a potential business combination partner, certain considerations regarding asset sales in connection with or in advance of such transactions, and the role of the Transaction Committee in such process.

On June 28, 2024, the Aerovate board of directors held a meeting at which members of Aerovate's management and representatives of Goodwin were present. At this meeting, the Aerovate board of directors considered various strategic alternatives and, with management and Goodwin, weighed the potential value that Aerovate could deliver to stockholders in the event of a possible reverse merger compared to a liquidation scenario. Following such discussion, the Aerovate board of directors determined that management should focus its efforts on pursuing a possible reverse merger and, as a parallel contingency plan, a liquidation or dissolution of Aerovate. A reverse merger, which is a transaction in which a wholly owned Aerovate subsidiary would merge with and into a privately held company with Aerovate surviving as the parent company and the privately held company continuing as a wholly owned Aerovate subsidiary, was considered to be the most desirable transaction structure to enhance stockholder value, given Aerovate's cash position, its status as a public company, similar transactions recently completed with attractive merger partners and the termination of Aerovate's clinical development program. The Aerovate board of directors considered the value that Aerovate's public listing and access to public capital markets and cash might provide to a high-quality private company seeking to advance its own clinical programs or business by becoming a public company. Further, a reverse merger could provide Aerovate stockholders with a stake in a combined organization possessing both promising clinical or commercial prospects and the means to pursue them, and provide an opportunity for long-term value creation for Aerovate stockholders. Following further discussion, the Aerovate board of directors determined that Aerovate should publicly announce the results of its business review and that Aerovate was reviewing strategic alternatives. Aerovate's management then discussed the formal engagement of Wedbush, including the terms of a proposed engagement letter between Aerovate and Wedbush, and noted Wedbush's qualifications, professional reputation, experience and expertise as a transaction advisor for reverse mergers in the biopharmaceutical industry. The Aerovate board of directors also took into account Wedbush's status as an internationally recognized investment banking firm that has substantial experience in transactions similar to those that the Aerovate board of directors would potentially be considering. The Aerovate board of directors reviewed and discussed the terms of the engagement letter and subsequently approved the entry into an engagement letter, dated July 4, 2024, between Aerovate and Wedbush. The engagement letter provided for a 3.0% success fee based on the valuation attributed to Aerovate in the definitive documentation related to a strategic transaction, with a minimum fee of $1,750,000.

Also on June 28, 2024, Aerovate publicly announced the implementation of its reduction in workforce plan to terminate nearly all of its workforce in the following months, beginning with notifying 39 individuals, or 78% of the Company's workforce, of their termination.

On July 8, 2024, Aerovate announced that it would conduct a comprehensive review of strategic alternatives focused on maximizing shareholder value. Aerovate announced that, as part of the review process, Aerovate had engaged Wedbush as the company's exclusive strategic financial advisor to assist in the process of exploring strategic alternatives, which may include but are not limited to, an acquisition, merger, reverse merger, business combination, liquidation or other transaction.

Following the July 8, 2024 announcement through October 9, 2024, as authorized by the Aerovate board of directors and the Transaction Committee, representatives of Wedbush and Aerovate's management contacted, or were contacted by, 245 potential counterparties regarding their interest in a potential strategic transaction with Aerovate. The companies were primarily privately-held biotechnology companies that were identified, or identified themselves, based on their need to obtain financing and/or their interest in becoming a public company with access to the public capital markets.

Of these 245 companies (including Jade), representatives of Wedbush distributed 109 process letters requesting that such potential counterparties submit non-binding indications of interest with respect to a strategic transaction with Aerovate. At the direction of the Aerovate board of directors and the Transaction Committee, members of Aerovate's management, members of the Transaction Committee, and Aerovate's financial and legal advisors, conducted due diligence on multiple potential counterparties, focusing on strategic, scientific and clinical diligence, as well as competitive and other business factors. Of the 109 process letters sent by Wedbush to potential counterparties, 56 counterparties submitted non-binding indications of interest, and 18 of these counterparties (including Party A, Party B, Party C, Party D, Party E, Party F and Party G) executed customary mutual confidentiality agreements with Aerovate (each of which included customary standstill provisions that automatically terminated upon Aerovate's announcement of the transaction with Jade), and 11 of these companies held management presentations and due diligence sessions for Aerovate management, representatives of Wedbush, representatives of Goodwin, members of the Aerovate board of directors and technical expert representatives from certain of the investment funds affiliated with certain members of the Aerovate board of directors.

On July 29, 2024, the Aerovate board of directors held a meeting at which members of Aerovate's management, representatives of Wedbush and Goodwin were present. Representatives of Wedbush reviewed the status of outreach to potential counterparties and indications of interest received thus far. The Aerovate board of directors and Aerovate's management, together with input from Wedbush, discussed and agreed upon the proposed criteria that, along with other factors, would be used as a guide to evaluate any potential indications of interest, consisting of the following factors: the stage of development of the counterparty's product candidates and the likelihood of success in clinical trials; the therapeutic focus of the counterparty's product candidates; the quality of management, board and investor base; potential value inflection milestones in the relative near term, including within the anticipated cash runway period following the closing of a transaction; readiness to be a U.S. publicly traded company, including the availability of audited financial statements; commercial opportunity, including competitive differentiation, pricing,

115

reimbursement and potential market share; intellectual property position; insider support for capitalizing the Combined Company in a concurrent financing; the Combined Company's financing needs following the completion of a transaction with Aerovate; and the proposed relative valuations and pro forma ownership splits of the Combined Company's equity (collectively, the "Criteria"). The Aerovate board of directors and members of Aerovate's management, together with input from Wedbush, also discussed the status of their review of the indications of interest, both when compared to the Criteria and in light of information learned about the counterparties not included in the Criteria. After reviewing all of the submitted indications of interest, the Transaction Committee selected eight indications of interest to prioritize, including:

- The indication of interest from "Party A", a privately held biotechnology company developing therapies to treat autoimmune and oncology diseases, which was received on July 19, 2024, and which proposed a reverse merger transaction with an ascribed valuation of Aerovate of $80 million (assuming closing net cash of $70 million) and an ascribed valuation of Party A of $200 million, with an implied ownership interest in the Combined Company of approximately 24% for existing Aerovate stockholders. Party A's proposal also contemplated a concurrent financing of $50 million, with participation from current Party A investors.

- The indication of interest from "Party B", a privately held biotechnology company developing therapies to treat cardiovascular diseases, which was received on July 22, 2024, and which proposed a reverse merger transaction with an ascribed valuation of Aerovate of $80 million (assuming closing net cash of $70 million) and an ascribed valuation of Party B of $122.5 million, with an implied ownership interest in the Combined Company of approximately 30% for existing Aerovate stockholders. Party B's proposal also contemplated a concurrent financing of $65 million, with participation from current Party B investors and new investors.

- The indication of interest from "Party C", a privately held biotechnology company developing therapies to treat fibrotic diseases, which was received on July 23, 2024, and which proposed a reverse merger transaction with an ascribed valuation of Aerovate of $80 million (assuming closing net cash of $70 million) and an ascribed valuation of Party C of $163 million, with an implied ownership interest in the Combined Company of approximately 27% for existing Aerovate stockholders. Party C's proposal also contemplated a concurrent financing of $50 million from current Party C investors.

- The indication of interest from "Party D", a privately held biotechnology company developing medicines to treat oncology diseases, which was received on July 23, 2024, and which proposed a reverse merger transaction with an ascribed valuation of Aerovate of $80 million (assuming closing net cash of $70 million) and an ascribed valuation of Party D of $190 million, with an implied ownership interest in the Combined Company of approximately 19% for existing Aerovate stockholders. Party D's proposal also contemplated a concurrent financing of $150 million from current Party D investors and new investors.

- The indication of interest from "Party E", a privately held biotechnology company developing therapies to treat inflammatory and autoimmune diseases, which was received on July 23, 2024, and which proposed a reverse merger transaction with an ascribed valuation of Aerovate of $82 million (assuming closing net cash of $70 million) and an ascribed valuation of Party E of $230 million, with an implied ownership interest in the Combined Company of approximately 23% for existing Aerovate stockholders. Party E's proposal also contemplated a concurrent financing of $40 million from current Party E investors and new investors.

- The indication of interest from "Party F", a privately held biotechnology company developing therapies to treat autoimmune and oncology diseases, which was received on July 23, 2024, and which proposed a reverse merger transaction with an ascribed valuation of Aerovate of $85 million (assuming closing net cash of $70 million) and an ascribed valuation of Party F of $525 million, with an implied ownership interest in the Combined Company of approximately 13% for existing Aerovate stockholders. Party F's proposal also contemplated a concurrent financing of $70 million from current Party F investors.

- The indication of interest from "Party G", a privately held biotechnology company developing medicines for oncology diseases, which was received on July 24, 2024, and which proposed a reverse merger transaction with an ascribed valuation of Aerovate of $85 million (assuming closing net cash of

$70 million) and an ascribed valuation of Party G of $590 million, with an implied ownership interest in the Combined Company of approximately 11% for existing Aerovate stockholders. Party G's proposal also contemplated a concurrent financing of $100 million from current Party G investors and new investors.

- The indication of interest from "Party H", a privately held biotechnology company developing therapies to treat autoimmune and inflammatory diseases, which was received on July 24, 2024, and which proposed a reverse merger transaction with an ascribed valuation of Aerovate of $80 million (assuming closing net cash of $70 million) and an ascribed valuation of Party H of $160 million, with an implied ownership interest in the Combined Company of approximately 24% for existing Aerovate stockholders. Party H's proposal also contemplated a concurrent financing of $100 million from current Party H investors and new investors.

Of these eight indications of interest the Transaction Committee selected to prioritize, the Transaction Committee further selected four potential counterparties — Party A, Party C, Party F and Party G — to invite to make corporate presentations based on the likelihood of such counterparties' ability to meet the most number of the Criteria.

Beginning on July 29, 2024, at the direction of the Aerovate board of directors, representatives of Wedbush requested each of the four counterparties identified by the Transaction Committee to make corporate presentations to the Aerovate management, representatives of Wedbush, representatives of Goodwin, members of the Aerovate board of directors and technical expert representatives from certain of the investment funds affiliated with certain members of the Aerovate board of directors, and to otherwise be available for due diligence sessions with Wedbush, the Transaction Committee, Aerovate's management and its legal advisors.

From July 30, 2024 through August 1, 2024, each of the four potential counterparties identified by the Aerovate board of directors (Party A, Party C, Party F and Party G) met with and presented their corporate presentation to the Aerovate board of directors, Aerovate's management and representatives of Wedbush.

On August 1, 2024, the Aerovate board of directors held a meeting at which members of Aerovate's management and representatives of Wedbush and Goodwin were present. During this meeting, representatives of Wedbush provided the Aerovate board of directors with customary disclosures regarding any material relationships that Wedbush had with the proposed counterparties. Representatives of Goodwin reviewed the fiduciary duties of the members of the Aerovate board of directors and the process by which any conflicted board members or advisors would be recused from certain discussions and decisions to approve a final strategic transaction in the event that a material conflict was determined to exist. Also during this meeting, the Transaction Committee and Aerovate's management reviewed their diligence of the four prioritized counterparties, Party A, Party C, Party F and Party G, including feedback following their corporate presentations. At the direction of the Aerovate board of directors, Aerovate's management continued to diligence and evaluate Party C, Party F and Party G following these meetings. Aerovate's management also discussed a preliminary liquidation model with the Aerovate board of directors, noting that the estimated timing for any distributions to stockholders in a dissolution scenario would be two to three months for an initial distribution and two to three years for the final distribution.

On August 5, 2024, the Aerovate Board of directors, via unanimous written consent, for convenience (and not because of any conflicts of interest) approved the reconstitution of the Transaction Committee to be comprised of disinterested directors Ms. Dorval, Maha Katabi, Ph.D. and Mr. Noyes, who were selected because they have significant experience with merger and acquisition transactions and/or clinical development and were likely to be able to attend additional meetings throughout the remainder of the process. The delegated authority of the Transaction Committee remained the same and the members of the Transaction Committee did not receive fees for their service on the Transaction Committee. Throughout the Transaction Committee's evaluation of a potential strategic transaction described below, the Transaction Committee conducted formal meetings, and its members were also in regular informal discussions with Aerovate's management and legal and financial advisors and with each other.

On August 12, 2024, the Transaction Committee, additional members of the Aerovate board of directors, Aerovate's management and representatives of Wedbush conducted additional due diligence on

Party C and Party G. This additional due diligence included holding videoconferences with counterparty management, evaluating answers to submitted questions and reviewing the contents of counterparty virtual data rooms.

Also on August 12, 2024, the Aerovate board of directors held a meeting at which members of Aerovate's management and representatives of Wedbush and Goodwin were present. During this meeting and from the beginning and throughout the strategic review processes conducted by Aerovate, the Aerovate board of directors and representatives of Goodwin reviewed potential conflicts between certain members of the Aerovate board of directors and certain of the potential counterparties to a potential strategic transaction, noting that certain of Aerovate's directors were affiliated with various investment funds that were investors in, and in some cases had board representation on, certain of the potential counterparties. The attendees discussed that while there were not actual or existing conflicts at this time, where appropriate to avoid potential conflicts or the appearance of potential conflicts, a particular director would recuse himself or herself from meetings (or relevant portions thereof) relating to, and any deliberations or discussions regarding, a possible transaction with that potential counterparty. Further, it was noted that certain attorneys from Goodwin (although not those advising Aerovate or the Transaction Committee) had provided legal services to certain of the potential counterparties and were outside legal counsel to Party A and Party F. Also during this meeting, representatives of Wedbush reviewed the status of discussions with each of the potential counterparties that the Transaction Committee, with input from Aerovate's management, had identified Party C, Party F and Party G as priority candidates based on the Criteria. The discussion focused on the potential counterparties' strengths and weaknesses with respect to fundraising ability, valuations, product candidate viability, potential data readouts, competition and other Criteria. In the course of the discussion, the Transaction Committee eliminated Party F as a potential counterparty, based on the Criteria and a determination that Party F's indication of interest was not viable. The Aerovate board of directors directed representatives of Wedbush to provide guidance to Party G that its proposed valuation of Party G, based on the Aerovate board of directors' assessment of Party G, was not competitive and that it should consider revising its proposal.

On August 14, 2024, Dr. Katabi and Dr. Grayzel had calls with the chief executive officer of Party C to discuss diligence questions and information regarding Party C's valuation of its business.

On August 15, 2024, the Aerovate board of directors held a meeting at which members of Aerovate's management and representatives of Wedbush and Goodwin were present. Representatives of Wedbush provided an update on the status of discussions with each of the potential counterparties that the Transaction Committee, with input from Aerovate's management, had identified as a priority based on the Criteria, including Party C and Party G, and the due diligence conducted on Party C and Party G. Dr. Katabi and Dr. Grayzel provided an update on the August 14 discussion she and Dr. Grayzel had with the chief executive officer of Party C. Following these discussions, the Transaction Committee directed Aerovate's management and representatives of Wedbush and Goodwin to negotiate term sheets with each of Party C and Party G.

On August 15, 2024, at the direction of the Transaction Committee, representatives of Wedbush sent a non-binding term sheet to Party C. The term sheet proposed a reverse merger transaction that provided an ascribed value of Party C of $145 million, with an implied ownership interest in the Combined Company of approximately 61.7% for Party C equityholders and an ascribed value of Aerovate of $90 million (assuming closing net cash of $70 million) with an implied ownership interest in the Combined Company of approximately 38.3% for existing Aerovate equityholders, in each case, prior to any concurrent financing. The Aerovate valuation was based on (i) $70 million of net cash at closing, plus (ii) a non-cash enterprise value of $20 million. The term sheet also provided for a concurrent financing at closing of no less than $90 million.

From August 15 through August 23, 2024, representatives of Aerovate and representatives of Party C discussed and negotiated the term sheet.

On August 23, 2024, the Transaction Committee held a meeting at which members of Aerovate's management and representatives of Goodwin were present. Aerovate's management and representatives of Goodwin provided an update on the term sheet negotiations with Party C and the anticipated timeline for a potential transaction with Party C. The Transaction Committee provided feedback and direction to Aerovate's management and Aerovate's advisors on these matters, and authorized Aerovate's management to continue to negotiate and to execute the non-binding term sheet based on such feedback.

On August 23, 2024, Aerovate and Party C executed the non-binding term sheet. The executed non-binding term sheet proposed a reverse merger transaction that provided an ascribed value of Party C of $145 million, with an implied ownership interest in the Combined Company of approximately 61.7% for Party C equityholders and an ascribed value of Aerovate of $90 million (assuming closing net cash of $70 million) with an implied ownership interest in the Combined Company of approximately 38.3% for existing Aerovate equityholders, in each case, prior to any concurrent financing. The Aerovate valuation was based on (i) $70 million of net cash at closing, plus (ii) a non-cash enterprise value of $20 million. The term sheet also provided for a concurrent financing at closing of no less than $90 million. The executed term sheet also provided for an exclusive negotiation period through 11:59 p.m., Eastern Time, on September 22, 2024, which would be automatically extended through 11:59 p.m., Eastern Time, on September 29, 2024 if the parties were continuing to negotiate in good faith.

On August 26, 2024, Party G provided a revised indication of interest, which proposed a reverse merger transaction with an ascribed valuation of Aerovate of $85 million (assuming closing net cash of $70 million) and an ascribed valuation of Party G of $295 million, with an implied ownership interest in the Combined Company of approximately 22% for existing Aerovate stockholders, prior to any concurrent financing. Party G's proposal also contemplated a concurrent financing of $100 million, 40% of which would be provided by existing Aerovate investors, with the remaining 60% to be provided by existing investors in Party G and new investors. As Aerovate had entered into a mutual exclusivity period with Party C, neither Aerovate nor its advisors engaged with Party G regarding such revised indication of interest.

From August 28 through September 30, 2024, representatives of Aerovate and representatives of Party C completed confirmatory due diligence on each other and negotiated the terms of a merger agreement and the other documents contemplated by the proposed transaction. Also during this period, Party C engaged in discussions with potential investors for a concurrent financing that would close concurrently with the closing of Aerovate's reverse merger transaction with Party C.

On August 30, 2024, Party C was provided access to an online data room containing nonpublic information regarding Aerovate.

On September 19, 2024, the Aerovate board of directors held a meeting at which members of Aerovate's management and representatives of Wedbush and Goodwin were present. Representatives from Goodwin provided a summary of the negotiations of the merger agreement. The meeting participants discussed the status of the proposed reverse merger with Party C and its concurrent financing, noting that Party C had not yet been able to secure the proposed concurrent financing commitments from potential investors. The meeting participants discussed strategic options available to Aerovate in the event Party C was unable to complete a concurrent financing in an amount or otherwise on terms that would enable Aerovate to proceed with the proposed transaction with Party C and generate sufficient value to Aerovate stockholders. The meeting participants noted the upcoming expiration of exclusivity with Party C on September 22, 2024 or, if extended, on September 29, 2024. In anticipation of the expiration of exclusivity with Party C, the meeting participants discussed potential strategic alternatives to the transaction with Party C, including other potential reverse merger candidates, a strategic transaction with another public company for the redeployment of Aerovate's net cash and a potential liquidation of Aerovate. Aerovate's management presented the Aerovate board of directors with an updated analysis prepared by Aerovate's management regarding a potential liquidation of Aerovate, including the potential timeline for liquidation and an estimate of the amount that would be distributable to Aerovate stockholders in such liquidation scenario. Aerovate's management did not update the potential liquidation scenario or prepare any other liquidation analysis after September 19, 2024, as described in the section titled "*The Merger — Aerovate Liquidation Analysis*" beginning on page 126 of this proxy statement/prospectus. The Aerovate board of directors also reviewed a customary relationship disclosure letter made available by Wedbush prior to the meeting, indicating that Wedbush had not been engaged by Party C during the two-year period prior to such disclosure.

On September 23, 2024 the chief executive officer of Party C informed Mr. Noyes and representatives of Wedbush that several leading healthcare investors that Party C had expected to participate in the concurrent financing had declined interest.

On September 29, 2024, the chief executive officer of Party C informed Mr. Noyes that it was unlikely that Party C would be able to raise the required $90 million for a concurrent financing. Mr. Noyes informed the Aerovate board of directors regarding these discussions.

On September 29, 2024, at 11:59 p.m., Eastern Time, the mutual exclusivity period with Party C expired pursuant to the terms of the non-binding term sheet between Aerovate and Party C.

On September 30, 2024, at the direction of the Transaction Committee and due to Party C's inability to raise the required concurrent financing, Aerovate's management and its advisors terminated diligence activities and discussions with Party C. No further discussions regarding a strategic transaction between Aerovate and Party C occurred after this time.

Also on September 30, 2024, Aerovate received an inbound phone call from Party B, which included information regarding Party B's new clinical data and a revised development plan. Aerovate's management shared this information with the Aerovate board of directors and the Aerovate board of directors provided support, via email, for Aerovate's management and advisors to conduct additional diligence on Party B to determine whether Party B was likely to meet a sufficient number of the Criteria. Following such additional diligence, the Aerovate board of directors determined that Party B was not likely to meet a sufficient number of the Criteria.

On October 6, 2024, Dr. Katabi resigned from the Aerovate board of directors and from the Audit Committee, Compensation Committee and Transaction Committee. This departure was not the result of any disagreement with Aerovate, the Aerovate board of directors or any committee thereof on any matter relating to Aerovate's operations, practices or policies, or strategic process.

On October 9, 2024, representatives of Wedbush introduced Mr. Noyes to Tom Frohlich, Chief Executive Officer of Jade via email.

On October 10, 2024, Mr. Noyes had an introductory call with Mr. Frohlich, during which the parties discussed Jade's interest in a potential reverse merger transaction with Aerovate, as well as an overview of Jade's operating strategy. During this call, the parties also discussed aspects of a potential reverse merger transaction.

On October 11, 2024, the Aerovate board of directors held a meeting at which members of Aerovate's management and representatives of Goodwin were present. The parties discussed an upcoming meeting between the parties' respective advisors to discuss Jade's readiness to prepare financial statements required in a registration statement filed in connection with a potential reverse merger and inviting Jade to present their corporate presentation to the Aerovate board of directors. The Aerovate board of directors provided feedback and direction to Aerovate's management and Aerovate's advisors. Following discussion, the Aerovate board of directors directed Aerovate's management and advisors to continue to diligence Jade and invite Jade to present its corporate presentation to the Aerovate board of directors, and to begin negotiations with Jade on a non-binding term sheet.

Later on October 11, 2024, as directed by the Aerovate board of directors, Wedbush informed Mr. Frohlich that the Aerovate board of directors would like to have Aerovate's advisors talk to Jade's advisors to understand Jade's plan for preparing audited financial statements and to have Jade present its corporate presentation to the Aerovate board of directors.

On October 14, 2024, members of Aerovate's management, including Mr. Noyes, had a call with members of Jade's management, including Mr. Frohlich, at which representatives of Goodwin and Gibson, Dunn & Crutcher LLP ("Gibson"), counsel to Jade, were present. During this call, the participants discussed the proposed transaction structure and Jade's plan for preparing the financial statements required in a registration statement filed in connection with a potential reverse merger.

On October 15, 2024, at the direction of the Aerovate board of directors, representatives of Wedbush sent a non-binding term sheet to Jade. The term sheet provided for a reverse merger transaction an ascribed value of Aerovate of $10 million, in each case, prior to any concurrent financing. The Aerovate valuation was based on (i) $0 of net cash at closing plus (ii) a non-cash enterprise value of $10 million. The term sheet also provided for a special cash dividend of 100% of Aerovate's net cash to Aerovate stockholders prior to the closing. The term sheet also provided for a concurrent financing at closing of no less than $175 million, and a post-closing board of directors to be mutually agreed upon by Aerovate and Jade.

On October 15, 2024, Mr. Noyes and Mr. Frohlich had a call during which the parties discussed Jade's upcoming corporate presentation to the Aerovate board of directors and details regarding Jade's operating strategy.

On October 16, 2024, Jade sent a revised draft of the non-binding term sheet to Aerovate, which provided for an ascribed value of Jade of $175 million and an ascribed value of Aerovate of $7 million (assuming closing net cash of $0), in each case, prior to any concurrent financing. The Aerovate valuation was based on (i) $0 of net cash at closing plus (ii) a non-cash enterprise value of $7 million. The term sheet also provided for a cash dividend of 100% of Aerovate's net cash to Aerovate stockholders prior to the closing, a concurrent financing at closing of no less than $150 million, and a post-closing board of directors designated by Jade in its sole discretion.

On October 17, 2024, representatives of Jade made a corporate presentation to the Aerovate board of directors and members of Aerovate's management. Representatives of Wedbush and Goodwin and technical expert representatives from certain of the investment funds affiliated with certain members of the Aerovate board of directors were present.

Also on October 17, 2024, following the Jade corporate presentation, the Aerovate board of directors held a meeting at which members of Aerovate's management, representatives of Wedbush and Goodwin, and technical expert representatives from certain of the investment funds affiliated with certain members of the Aerovate board of directors were present. The participants provided feedback regarding the Jade corporate presentation and the economic terms proposed by Jade, including the potential cash dividend paid to Aerovate stockholders prior to the closing of a proposed reverse merger transaction. Representatives from Goodwin provided a summary of the terms of the October 16 draft of the non-binding term sheet. Following discussion, the Aerovate board of directors directed Aerovate's management to provide guidance to Jade that the value ascribed to Aerovate in Jade's proposed economic terms should be increased from $7 million to $8 million in order to be acceptable to the Aerovate board of directors, and, if such change to the proposed economic terms was accepted by Jade, directed Aerovate's management and advisors to enter into the non-binding term sheet with Jade.

Later on October 17, 2024, Aerovate sent a revised draft of the non-binding term sheet to Jade, which provided for an ascribed value of Jade of $175 million and an ascribed value of Aerovate of $8 million (assuming closing net cash of $0), in each case, prior to any concurrent financing.

On October 18, 2024, Aerovate and Jade executed the non-binding term sheet. The executed term sheet was substantially identical to the draft term sheet Aerovate provided on October 17, 2024. The executed term sheet also provided for an exclusive negotiation period through November 8, 2024.

On October 21, 2024, Goodwin sent a first draft of the Merger Agreement to Gibson.

On October 22, 2024, Jade was provided access to an online data room containing nonpublic information regarding Aerovate. From this date through October 30, 2024, Jade and Gibson shared nonpublic information regarding Jade via e-mail with representatives of Goodwin and Aerovate's management team.

On October 22, 2024, Mr. Noyes and Mr. Frohlich had a call, during which the parties discussed Jade's recent research results as well as the timing for completing a potential transaction between Aerovate and Jade.

On October 25, 2024, Gibson sent a revised draft of the Merger Agreement to Goodwin.

From October 25 through October 30, 2024, representatives of Goodwin, with input from the Aerovate board of directors (including through the Transaction Committee) and Aerovate's management, and Jade's representatives and Gibson exchanged drafts and participated in discussions regarding the terms of the Merger Agreement and related documents. The items negotiated with respect to the Merger Agreement and related documents included, among other things: the representations and warranties to be made by the parties; the restrictions on the conduct of the parties' businesses until completion of the transaction; the definitions of material adverse effect; the conditions to completion of the Merger; the determination of Aerovate's net cash balance at closing; the allocation of transaction expenses; the terms of the subscription agreement for the Jade private placement and the aggregate amount of the Jade private placement proceeds to be committed concurrently with the execution of the Merger Agreement, as discussed below; potential adjustments to the amount of the special cash dividend to Aerovate pre-Merger stockholders; the provisions regarding Aerovate's employee benefit plans, severance and other compensation matters; the remedies available to each party under the Merger Agreement, including the triggers of the termination fee payable to each of the parties and the outside date for the proposed transaction; the amounts of the termination fees; and the terms of the support agreements and lock-up agreements entered into concurrent with the execution of the Merger Agreement. In addition, during this period, Jade engaged in discussions with potential investors for the Jade concurrent investment that would close concurrently with the closing of Aerovate's transaction with Jade.

On October 25 and 30, 2024, representatives of Jade provided Aerovate's management with an update on the status of the Jade concurrent investment. In particular, Jade informed Aerovate that Jade anticipated receiving subscriptions concurrent with the execution of the Merger Agreement to invest more than $175 million, from new and existing Jade investors, and that the size of the concurrent financing would not be finalized until immediately prior to signing.

On October 27, 2024, the Aerovate board of directors discussed via email the formal engagement of Lucid Capital Markets, LLC ("Lucid") to provide a fairness opinion to the Aerovate board of directors in the context of a reverse merger with Jade. Aerovate management noted Wedbush's prior discussions with Aerovate's management, during which Wedbush indicated that they were unable to provide a fairness opinion to the Aerovate board of directors due to Wedbush & Co., LLC serving as a placement agent on Jade's concurrent financing. Aerovate's management noted Lucid's qualifications, professional reputation and experience, including that Lucid has been engaged by other companies to render financial opinions in connection with mergers, acquisitions, and for other purposes. Based on these factors, on October 30, 2024, the Transaction Committee authorized and ratified the engagement of Lucid to provide a fairness opinion in connection with the reverse merger with Jade. Such engagement letter was entered into between Aerovate and Lucid, effective October 29, 2024. Following the execution of the engagement letter with Lucid, the Aerovate board of directors was provided a customary relationship disclosure letter made available by Lucid prior to the meeting, indicating that Lucid had not been engaged by Jade during the two-year period prior to such disclosure.

On October 30, 2024, the Transaction Committee and Aerovate board of directors held a joint meeting at which members of Aerovate's management and representatives of Wedbush, Lucid and Goodwin were present. Aerovate's management and representatives of Goodwin and Wedbush provided an update on the status of negotiations with Jade and the status of the transaction documents. The meeting participants also discussed Jade's plan for preparing the audited financial statements required to be filed with a registration filed in connection with a reverse merger transaction with Aerovate. Aerovate's management and representatives from Goodwin provided an update that, based on previous discussions with representatives from Jade, Jade's preparation of the required financial statements may be delayed, and noted that the draft Merger Agreement contemplated that the outside date by which the proposed transaction must be consummated was six months from the signing date, subject to a two-month automatic extension if the reason the transaction was not consummated was due to the registration statement filed in connection with the transaction not being effective. In light of such potential delay, the Aerovate board of directors directed Aerovate management and representatives of Goodwin to convey to representatives of Jade and Gibson that the outside date should be six months from signing without such two-month automatic extension. Based on the liquidation scenario previously provided by Aerovate's management and the discussions at prior meetings of the Aerovate board of directors, it was Aerovate's board of directors' view that a liquidation and dissolution of Aerovate was not reasonably likely to create greater value for Aerovate stockholders than the anticipated transaction, even with a potential delay in the preparation of the required Jade financial statements, noting that the timing of a portion of the distribution to stockholders in a dissolution scenario would be over a year.

The participants discussed the status of the Jade private placement, noting that the size of the financing at the time of execution of the Merger Agreement was now projected to be approximately $300 million (including the conversion of the $95 million convertible note) rather than the $175 million minimum required in the term sheet. Representatives of Goodwin reviewed the fiduciary duties under Delaware law of the Aerovate board of directors in connection with the proposed Merger with Jade, the terms of the Merger Agreement and the forms of subscription agreement, support agreement and lock-up agreement.

The meeting participants reviewed the due diligence process that Aerovate and its representatives undertook to evaluate Jade, including its technology, pipeline, commercial prospects, regulatory interactions, clinical plans and data, intellectual property, legal and compliance matters, financial position and other matters. Wedbush then reminded the Aerovate board of directors of material features of the strategic process to date and discussed with the Aerovate board of directors that the Exchange Ratio in the Merger Agreement, which provided for a 98.4% and 1.6% ownership split for the Jade and Aerovate equityholders in the post-closing company, respectively, was based on an assumed $8 million valuation of Aerovate (assuming net cash of $0 and an enterprise value of Aerovate of $8 million) and an assumed $175 million valuation for Jade. Representatives of Wedbush and Goodwin also discussed with the Aerovate board of directors that Jade had secured approximately $300 million (including the $95 million convertible note) for the Jade concurrent financing. Representatives of Lucid then reviewed and discussed with the Aerovate board of directors Lucid's preliminary financial analysis with respect to Aerovate, Jade and the proposed terms of the Merger. In addition, the Aerovate board of directors reviewed and discussed the cash dividend of approximately $65 million that would be declared and paid to Aerovate stockholder prior to the consummation of the Merger.

Later on October 30, 2024, the parties finalized the Merger Agreement and the securities purchase agreement.

Later on October 30, 2024, the Transaction Committee and Aerovate board of directors held a joint meeting at which members of Aerovate's management and representatives of Wedbush, Lucid and Goodwin were present, to consider approval of the proposed transaction with Jade. Members of Aerovate's management and representatives of Goodwin indicated that the shortening of the outside date to six months from the signing date of the Merger Agreement was accepted by Jade and that the Merger Agreement was finalized. Representatives of Lucid confirmed that Lucid's financial analysis with respect to Aerovate, Jade and the proposed terms of the Merger was unchanged since the earlier October 30 meeting. Thereafter, at the request of the Aerovate board of directors, Lucid rendered to the Aerovate board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 30, 2024, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Lucid in preparing its opinion, the Exchange Ratio proposed to be paid by Aerovate pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Aerovate. For a detailed discussion of Lucid's opinion, please see heading titled "*The Merger — Opinion of Aerovate's Financial Advisor*" beginning on page 130 of this proxy statement/prospectus. After discussion, the Transaction Committee unanimously recommended that the Aerovate board of directors approve Aerovate's entry into the Merger Agreement for the transaction with Jade on the terms presented at this meeting. After further discussion, based on the factors cited in "*The Merger — Aerovate's Reasons for the Merger*" beginning on page 123 of this proxy statement/prospectus, the Aerovate board of directors (excluding Mr. Dable, who was not present): (a) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Aerovate and its stockholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Aerovate common stock to the stockholders of Jade pursuant to the Merger Agreement, the support agreement and the constructive issuance, (c) determined that the reverse stock split proposal, among other things, is advisable and in the best interests of Aerovate and its stockholders, (d) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Aerovate vote to authorize the issuance proposal, that the stockholders of Aerovate vote to approve the reverse stock split proposal and the other Aerovate stockholder proposals.

Later on October 30, 2024, the parties executed the Merger Agreement and the securities purchase agreement.

On the morning of October 31, 2024, prior to the opening of trading on the Nasdaq market, Aerovate and Jade issued a joint press release announcing entry into the Merger Agreement and the Jade concurrent investment. Aerovate also filed a current report on Form 8-K with the SEC announcing, among other things, the execution of the Merger Agreement.

**Aerovate's Reasons for the Merger**

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Aerovate board of directors held numerous meetings, consulted with Aerovate's management, Aerovate's consultants and advisors, outside legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Aerovate board of directors considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

- the financial condition and prospects of Aerovate and the risks associated with continuing to operate Aerovate on a stand-alone basis, particularly in light of Aerovate's June 2024 decision to discontinue the Phase 2b/Phase 3 clinical trial of AV-101, initiate a process to explore strategic alternatives and reduce its workforce;

- that the Aerovate board of directors and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and the Aerovate board of directors' view that no alternatives to the Merger (including remaining a standalone company, a liquidation and dissolution of Aerovate and the distribution of any available cash, a cash tender offer at a discount to net cash value, and alternative strategic transactions) were reasonably likely to create greater value to Aerovate's stockholders;

- the Aerovate board of directors' conclusion that the Merger would provide Aerovate's existing stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger, which will focus on Jade's product candidates, while also receiving a cash payment following the closing of the Merger on account of the special cash dividend;

- the Aerovate board of directors' belief, after thorough review of strategic alternatives and discussions with Aerovate's management, outside legal counsel and financial advisor, that the Merger is more favorable to Aerovate's stockholders than the potential value that might have resulted from other strategic alternatives available to Aerovate, including a liquidation and dissolution of Aerovate and the distribution of any available cash or a cash tender offer at a discount to net cash value;

- the Aerovate board of directors' belief, after thorough discussions with Aerovate's management and Aerovate's consultants and advisors, that a potential liquidation and dissolution was not reasonably likely to create greater value for Aerovate's stockholders than a strategic alternative transaction based on, among other things, the need to hold back a meaningful amount of Aerovate's current cash balance for over a year to cover current and potential future liabilities, including those triggered by a liquidation strategy;

- the Aerovate board of directors' belief that the $8 million enterprise value ascribed to Aerovate would provide the existing Aerovate stockholders significant value for Aerovate's public listing, and afford the Aerovate stockholders an opportunity to participate in the potential growth of the Combined Company following the Merger at the negotiated exchange ratio;

- the Aerovate board of directors' belief, after a thorough review of strategic alternatives, such as attempting to further advance the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with Aerovate's management, financial advisors and legal counsel, that the Merger is more favorable to Aerovate stockholders than the potential value that might have resulted from other strategic alternatives available to Aerovate;

- the Aerovate board of directors' belief that, as a result of arm's length negotiations with Jade, Aerovate and its representatives negotiated the highest exchange ratio to which Jade was willing to agree and that the other terms of the Merger Agreement include the most favorable terms to Aerovate in the aggregate to which Jade was willing to agree;

- the Aerovate board of directors' positive view, based on the scientific, regulatory and technical due diligence conducted by Aerovate's management and advisors, of the regulatory pathway for, and potential significant market opportunity of, Jade's product candidates, which will be the focus of the Combined Company;

- the Aerovate board of directors' consideration of the expected cash balances of the Combined Company as of the closing of the Merger resulting from the cash Jade currently holds and the expected gross proceeds of no less than approximately $300.0 million from the Concurrent Investment (which includes the $95.0 million of Jade convertible notes previously issued and $1.7 million of accrued interest from the convertible notes, both converting at a 20% discount), which will precede the closing of the Merger;

- the Aerovate board of directors' view, following a review with Aerovate's management and advisors of Jade's current development and clinical trial plans, of the likelihood that the Combined Company would possess sufficient cash resources at the closing of the Merger, or have access to sufficient resources, to fund continued development of Jade's product candidates through upcoming value inflection points;

- the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Aerovate based on the scientific, technical and other due diligence conducted by Aerovate's management and advisors;

- the Aerovate board of directors' view that the Combined Company will be led by an experienced board of directors and senior management team from Jade;

- the current financial market conditions and historical market prices, volatility and trading information with respect to Aerovate common stock; and

- the opinion of Lucid, rendered orally to the Aerovate board of directors on October 30, 2024 (and subsequently confirmed in writing by delivery of Lucid's written opinion, dated October 30, 2024) that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Lucid in preparing its opinion, the Exchange Ratio proposed to be paid by Aerovate pursuant to the terms of the Merger Agreement was fair, from a financial point of view, as of October 30, 2024, to the holders of Aerovate common stock, as more fully described below in the section titled "*The Merger — Opinion of Aerovate's Financial Advisor*," beginning on page 130 of this proxy statement/prospectus.

The Aerovate board of directors also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

- the calculation of the Exchange Ratio, closing net cash and the estimated number of shares of Aerovate common stock to be issued in the Merger, including that the valuation of Aerovate under the Merger Agreement would be reduced to the extent that Aerovate's closing net cash is less than $0, which would result in a decrease in the ownership of the pre-Merger Aerovate stockholders in the Combined Company;

- the number and nature of the conditions to Aerovate's and Jade's respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis, as more fully described below in the caption "*The Merger Agreement — Conditions to the Completion of the Merger*," beginning on page 168 of this proxy statement/prospectus;

- the respective rights of, and limitations on, Aerovate and Jade under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the Merger, as more fully described below under the caption "*The Merger Agreement — Non-solicitation*," beginning on page 164 of this proxy statement/prospectus;

- the potential termination fee of $2.34 million, which would become payable by Aerovate to Jade, or the potential termination fee of $5.25 million, which would become payable by Jade to Aerovate, if the Merger Agreement is terminated in certain circumstances, as more fully described below under the caption "*The Merger Agreement — Termination and Termination Fee*," beginning on page 169 of this proxy statement/prospectus;

- the lock-up agreements, pursuant to which certain stockholders of Jade have, subject to certain exceptions, agreed not to transfer their shares of the Combined Company common stock during the period of 180 days following the completion of the Merger, as more fully described below under the caption "*Agreements Related to the Merger — Lock-Up Agreements*," beginning on page 172 of this proxy statement/prospectus; and

- the support agreements, pursuant to which certain stockholders of Jade and Aerovate, respectively, have agreed, solely in their capacities as stockholders, to vote their shares of Jade common stock or Aerovate common stock, respectively, in favor of the proposals submitted to them in connection with the Merger, as more fully described in "*Agreements Related to the Merger — Support Agreements*," beginning on page 172 of this proxy statement/prospectus.

In the course of its deliberations, the Aerovate board of directors and also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

- the $2.34 million termination fee payable by Aerovate upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative acquisition that may be more advantageous of Aerovate's stockholders;

- the substantial expenses to be incurred by Aerovate in connection with the Merger;

- the prohibition on Aerovate to solicit alternative acquisition proposals during the pendency of the Merger;

- the possible volatility of the trading price of Aerovate common stock resulting from the announcement, pendency or completion of the Merger;

- the risk that the Merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the Merger or the failure to complete the Merger on the reputation of Aerovate;

- the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Jade's product candidates; and

- the various other risks associated with the Combined Company and the proposed transaction, including those described in the sections titled "*Risk Factors*" and "*Cautionary Note Regarding Forward-Looking Statements*" beginning on pages 27 and 106, respectively, of this proxy statement/prospectus.

The foregoing information and factors considered by the Aerovate board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Aerovate board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Aerovate board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Aerovate board of directors may have given different weight to different factors. The Aerovate board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Aerovate's management, outside legal counsel and financial advisor, and considered the factors overall to be favorable to, and to support, its determination.

**Aerovate Liquidation Analysis**

In connection with the evaluation of the Merger by Aerovate's board of directors, Aerovate management prepared an analysis with respect to the estimated value of the liquidation or dissolution of Aerovate as a potential alternative to the Merger, including for such purposes Aerovate's estimated cash position at the time of the potential dissolution or liquidation, Aerovate's estimated expenses in connection with any such liquidation or dissolution, and the amount of cash available to be distributed to Aerovate's stockholders in connection with any such proposed future dissolution or liquidation (the "Liquidation Analysis"). Although the Liquidation Analysis assumes that the entirety of the Aerovate cash balance at the time of the dissolution or liquidation would be available for distribution to Aerovate 's stockholders, it is unlikely that the entirety of such cash balance would be available at the time of an actual dissolution or liquidation due to the requirements of applicable law.

The inclusion of the Liquidation Analysis should not be deemed an admission or representation by Aerovate or any of its officers, directors, affiliates, advisors, or other representatives with respect to the accuracy of the Liquidation Analysis. The Liquidation Analysis is not included to influence your views on the Merger, the Merger Agreement and the transactions contemplated thereby and is summarized in this proxy statement/prospectus solely to provide stockholders access to certain information considered by Aerovate's board of directors in connection with its evaluation of the Merger, the Merger Agreement and the transactions contemplated thereby and was provided to its financial advisor. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Aerovate do not purport to be appraisals or reflect the prices at which shares of Aerovate common stock may actually be valued or trade, either before or after the consummation of the Merger.

The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Aerovate management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus relates to Jade Biosciences, Inc.'s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.

The Liquidation Analysis was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of Aerovate nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Aerovate nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement/prospectus.

The Liquidation Analysis includes estimates of cash and of certain expenditures, which for the purpose of the Liquidation Analysis were not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed reverse merger transaction such as the Merger if the disclosure is included in a document such as this proxy statement/prospectus to comply with requirements under state laws, including case law.

**In light of the foregoing factors and the uncertainties inherent in estimated cash balances, stockholders are cautioned not to place undue reliance, if any, on the Liquidation Analysis.**

The below summary of the Liquidation Analysis is subject to the statements above, and it represents Aerovate management's estimates of Aerovate's cash which may be distributed to stockholders as permitted under applicable law pursuant to a plan of dissolution.

Key assumptions underlying the Liquidation Analysis included: (i) that the Aerovate board of directors began the path to dissolution in mid-September 2024; (ii) that the initial distribution of Aerovate's net cash would be made in late November 2024; (iii) that Aerovate would have approximately $76.7 million in cash, after deducting costs and expenses, including legal fees, the fees payable to Aerovate's strategic financial advisor, accounting fees, employee retention bonuses, severance and benefits, insurance expenses and other transaction-related costs, with no adjustments for taxes; (iv) that these costs and expenses were forecasted to total approximately $8.2 million assuming the completion of a dissolution and liquidation is finalized two to three years later; and (v) approximately 28.9 million total shares of Aerovate common stock outstanding as of November 2024. The analysis resulted in an estimated cash distribution per share in total of $2.66 per share with a portion of cash distributed to stockholders in November 2024 and the final cash distribution to stockholders approximately two to three years later.

**Jade's Reasons for the Merger**

In the course of reaching its decision to approve the Merger and the Jade Pre-Closing Financing, Jade's board of directors held numerous meetings, consulted with Jade's senior management, legal counsel and financial advisors, and considered a wide variety of factors. Ultimately, Jade's board of directors concluded that a merger with Aerovate, together with the additional financing committed from the Jade Pre-Closing Financing, was the best option to generate capital resources to support the advancement of Jade's pipeline and fund the combined organization.

Additional factors Jade's board of directors considered included the following (which factors are not necessarily presented in any order of relative importance):

- the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Jade's pipeline, compared to the capital and investors Jade could otherwise gain access to if it continued to operate as a privately-held company;

- the Jade Pre-Closing Financing will generate capital resources to fund the Combined Company;

- the potential benefits from increased public market awareness of Jade and its pipeline;

- the historical and current information concerning Jade's business, including its financial performance and condition, operations, management and preclinical data;

- the competitive nature of the industry in which Jade operates;

- Jade's board of directors' fiduciary duties to Jade stockholders;

- Jade's board of directors' belief that no alternatives to the Merger, together with the additional financing committed from the Jade Pre-Closing Financing, were reasonably likely to create greater value for Jade stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Jade board of directors;

- Jade's board of directors' expectation that the Merger, together with the additional financing committed from the Jade Pre-Closing Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an IPO;

- the expected operations, management structure and operating plans of the Combined Company (including the ability to support the Combined Company's current and planned preclinical studies and planned clinical trials);

- the business, history, operations, financial resources, assets, technology and credibility of Aerovate;

- the availability of appraisal rights under the Delaware General Corporation Law ("DGCL") to holders of Jade capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Jade capital stock as determined by the Delaware Court of Chancery;

- the terms and conditions of the Merger Agreement, including the following:

  - the determination that the expected relative percentage ownership of Aerovate stockholders and Jade stockholders in the combined organization was appropriate, based on Jade's board of directors' judgment and assessment of the approximate valuations of Aerovate (including the value of the Net Cash Aerovate is expected to provide to the combined organization) and Jade (including the value of the amount of proceeds from the Jade Pre-Closing Financing);

  - the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Jade stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Merger;

  - the limited number and nature of the conditions of the obligation of Aerovate to consummate the Merger;

  - the rights of Jade under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Jade receive a superior offer;

- the rights of Jade under the Merger Agreement to effect a change in recommendation in favor of the Merger as a result of a material development or change in circumstances (i.e., applicable Intervening Events);

- the conclusion of Jade's board of directors that the potential termination fees payable by Aerovate or Jade to the other party, and the circumstances when such fee may be payable, were reasonable; and

- the belief that the other terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

- the issuance of (i) shares of Aerovate's common stock to Jade stockholders, including shares of Aerovate common stock issued in exchange for shares of Jade common stock sold in the Jade Pre-Closing Financing and shares of Aerovate common stock underlying the Aerovate Series A Preferred Stock and Aerovate pre-funded warrants to be issued in exchange for shares of Jade Preferred Stock and Jade pre-funded warrants, respectively, (ii) the Aerovate pre-funded warrants in exchange for Jade pre-funded warrants and (iii) the shares of Aerovate Series A Preferred Stock in exchange for shares of Jade Preferred Stock will be registered on a Form S-4 registration statement;

- the shares of Aerovate's common stock issued to Jade stockholders, including shares of Aerovate common stock issued in exchange for shares of Jade common stock sold in the Jade Pre-Closing Financing and shares of Aerovate common stock underlying the Aerovate Series A Preferred Stock and Aerovate pre-funded warrants to be issued in exchange for shares of Jade Preferred Stock and Jade pre-funded warrants, respectively, will become freely tradable for Jade stockholders who are not affiliates of Jade and who are not parties to lock-up agreements;

- the support agreements, pursuant to which certain directors, officers and stockholders of Jade and Aerovate, respectively, have agreed, solely in their capacity as stockholders of Jade and Aerovate, respectively, to vote all of their shares of Jade capital stock or Aerovate common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

- the ability to obtain a Nasdaq listing and the change of the combined organization's name to Jade Biosciences, Inc. prior to or upon the Closing; and

- the likelihood that the Merger will be consummated on a timely basis.

Jade's board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

- the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Jade and the ability of Jade to obtain financing in the future in the event the Merger is not completed;

- the possibility that the Jade Pre-Closing Financing might not be completed or completed in accordance with the terms of the Subscription Agreement and the potential adverse effect of the public announcement of the Jade Pre-Closing Financing on the reputation of Jade and the ability of Jade to obtain financing in the future in the event the Jade Pre-Closing Financing is not completed;

- the Exchange Ratio used to establish the number of shares of Aerovate's common stock to be issued to Jade stockholders in the Merger is fixed, except for adjustments due to Aerovate's Net Cash balances, the amount of proceeds from the Jade Pre-Closing Financing and outstanding capital stock at Closing, and thus the relative percentage ownership of Aerovate stockholders and Jade stockholders in the combined organization immediately following the completion of the Merger is similarly fixed;

- the potential reduction of Aerovate's Net Cash prior to the Closing;

- the possibility that Aerovate could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

- the risk that the Merger might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of Aerovate to obtain the required stockholder vote or the failure of Jade to close the Jade Pre-Closing Financing, and the potential adverse effect on the reputation of Jade and the ability of Jade to obtain financing in the future in the event the Merger is not completed;

- the costs involved in connection with completing the Merger, the time and effort of Jade senior management required to complete the Merger, the related disruptions or potential disruptions to Jade's business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Jade, and related administrative challenges associated with combining the companies;

- the additional expenses and obligations to which Jade's business will be subject to following the Merger that Jade has not previously been subject to, and the operational changes to Jade's business, in each case that may result from being a public company;

- the fact that the representations and warranties in the Merger Agreement do not survive the Closing and the potential risk of liabilities that may arise post-Closing;

- the risk that future sales of common stock by existing Aerovate stockholders may cause the price of Aerovate common stock to fall, thus reducing the potential value of Aerovate common stock received by Jade stockholders following the Merger; and

- various other risks associated with the combined organization and the Merger, including the risks described in the section titled "*Risk Factors*" beginning on page 27 of this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by Jade's board of directors in its consideration of the Merger Agreement, the Jade Pre-Closing Financing, and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, Jade's senior management and legal counsel, Jade's board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, Jade's board of directors unanimously approved the Merger Agreement, the Merger, the Jade Pre-Closing Financing and the other transactions contemplated by the Merger Agreement.

**Opinion of Aerovate's Financial Advisor**

As stated above, pursuant to an engagement letter dated October 29, 2024 (the "Engagement Letter"), Aerovate retained Lucid to render an opinion to Aerovate's board of directors as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of common stock of Aerovate (the "Lucid Opinion"). On October 30, 2024, at the request of Aerovate's board of directors, Lucid rendered an oral opinion, subsequently confirmed by delivery of the Lucid Opinion dated October 30, 2024, to Aerovate's board of directors, that the Exchange Ratio was fair, from a financial point of view, to the holders of common stock of Aerovate as of the date of the Lucid Opinion and based upon the various assumptions, qualifications and limitations set forth therein.

**The full text of the Lucid Opinion is attached as *Annex G* to this proxy statement/prospectus and is incorporated by reference. Aerovate encourages its stockholders to read the Lucid Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Lucid. The summary of the Lucid Opinion set forth herein is qualified by reference to the full text of the Lucid Opinion. Lucid provided the Lucid Opinion for the sole benefit and use by Aerovate's board of directors in its consideration of the Merger. The Lucid Opinion is not a recommendation to Aerovate's board of directors or to any stockholder as to how to vote with respect to the proposed Merger or to take any other action in connection with the Merger or otherwise.**

In connection with the Lucid Opinion, Lucid took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

- Reviewed a draft of the Merger Agreement;

- Reviewed and analyzed certain publicly available financial and other information for each of Aerovate and Jade;

- Discussed with certain members of the management of Aerovate the historical and current business operations, financial condition and prospects of Aerovate and Jade;

- Reviewed and analyzed certain operating results of Jade as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

- Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

- Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant;

- Reviewed the pro forma ownership of Aerovate stockholders and Jade stockholders, including investors in the Jade Pre-Closing Financing, in the combined organization immediately following the completion of the Merger (referred to as "certain pro forma financial effects of the Merger" in the written opinion attached as *Annex G*);

- Reviewed and analyzed Aerovate management's belief that the Jade Pre-Closing Financing would be sufficient to finance select programs, which belief was based on (i) statements by Jade management regarding Jade's cash burn and preclinical studies and planned clinical trials; and (ii) Aerovate management's experience in the biotechnology industry and conducting preclinical studies and clinical trials (referred to as the "cash burn model" in the written opinion attached as *Annex G*), notwithstanding that no formal model, and only this estimate, was provided; and

- Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for the purposes of the Lucid Opinion.

In conducting Lucid's review and arriving at the Lucid Opinion, Lucid has, with Aerovate's consent, assumed and relied upon the accuracy and completeness of all financial and other information provided to or discussed with Lucid by Aerovate and Jade, respectively (or their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by Lucid. Lucid has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Furthermore, Lucid has assumed, with Aerovate's consent, that the Exchange Ratio will be 21.4388 shares of Aerovate common stock for each share of Jade common stock (and 0.0214388 shares of Aerovate Series A Preferred Stock for each share of Jade Preferred Stock). Lucid has, with Aerovate's consent, relied upon the assumption that all information provided to Lucid by Aerovate and Jade is accurate and complete in all material respects.

Lucid expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Lucid Opinion of which Lucid has become aware after the date of the Lucid Opinion. Lucid assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Aerovate or Jade since the date of the last financial statements made available to Lucid. Lucid has not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Aerovate or Jade, nor has Lucid been furnished with such materials. Further, as Aerovate's board of directors was aware, Jade's management did not provide Lucid with, and Lucid did not otherwise have access to, financial forecasts regarding Jade's businesses, other than certain cash burn estimates, which indicated that Jade believed that the expected net proceeds from the Merger and the Jade pre-closing financing, together with Jade's existing cash, would enable Jade to fund its operating expenses through 2027, and, accordingly, Lucid did not perform either a discounted cash flow analysis or any multiples-based analyses with respect to Jade. In addition, Lucid has not evaluated the solvency or fair value of Aerovate or Jade under any state or federal laws relating to bankruptcy, insolvency or similar matters. The Lucid Opinion does not address any legal, tax or accounting matters related to the Merger, as to which Lucid has assumed that Aerovate and Aerovate's board of directors have received such advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. The Lucid Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the holders of common stock of Aerovate. Lucid expresses no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. The Lucid Opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Lucid on the date of the Lucid Opinion. It should be understood that although subsequent developments may affect the Lucid Opinion, Lucid does not have any obligation to update, revise or reaffirm the Lucid Opinion and Lucid expressly disclaims any responsibility to do so.

Lucid did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the U.S. Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering the Lucid Opinion, Lucid assumed in all respects material to Lucid's analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or amendment of any term or condition thereof. Lucid has assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by Lucid. Lucid has also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions contemplated thereby will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Aerovate, Jade or the contemplated benefits of the Merger. Lucid has assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

For purposes of rendering the Lucid Opinion, Lucid, with Aerovate's consent, assumed that (i) prior to the Closing, Aerovate's Cash Dividend has occurred, (ii) prior to Closing, Jade will receive approximately $331.3 million in proceeds from the Jade Pre-Closing Financing (including the $95 million Jade convertible notes previously issued plus approximately $6 million of accrued interest from the Convertible Notes, both converting at a 20% discount), (iii) the Exchange Ratio will be 21.4388 shares of Aerovate common stock for each share of Jade common stock (and 0.0214388 shares of Aerovate Series A Preferred Stock for each share of Jade Preferred Stock), and (iv) upon Closing, the holders of Jade common stock, Jade Preferred Stock, Jade options and Jade pre-funded warrants will in the aggregate hold approximately 98.4% of the fully-diluted shares of Aerovate common stock (excluding certain Aerovate options) and the holders of Aerovate common stock will in the aggregate hold approximately 1.6% of the fully-diluted shares of Aerovate common stock (excluding certain Aerovate options) immediately following the Merger, after giving effect to Aerovate's Cash Dividend and the Jade Pre-Closing Financing, respectively.

It is understood that the Lucid Opinion is intended for the benefit and use of Aerovate's board of directors in its consideration of the financial terms of the Merger and, except as set forth in the Engagement Letter, may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Lucid's prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that the Lucid Opinion may be included in its entirety in any filing related to the Merger to be filed with the U.S. Securities and Exchange Commission and the proxy statement/prospectus to be mailed to the Aerovate stockholders. The Lucid Opinion does not constitute a recommendation to Aerovate's board of directors of whether or not to approve the Merger or to any Aerovate stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. The Lucid Opinion does not address Aerovate's underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Aerovate. Lucid expressed no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Aerovate, will trade at any time, including following the announcement or consummation of the Merger. Lucid has not been requested to opine as to, and the Lucid Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the Aerovate stockholders in connection with the Merger or with respect to the fairness of any such compensation.

The Lucid Opinion may not be published or otherwise used or referred to, nor shall any public reference to Lucid be made, without Lucid's prior written consent.

*Principal Financial Analyses*

The following is a summary of the principal financial analyses performed by Lucid to arrive at the Lucid Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Lucid performed certain procedures, including each of the financial analyses described below and reviewed with Aerovate's board of directors the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Aerovate and Jade.

### *Transaction Overview as of the Date of the Lucid Opinion*

Based upon the Exchange Ratio of 21.4388 shares of Aerovate common stock for each share of Jade common stock (and 0.0214388 shares of Aerovate Series A Preferred Stock for each share of Jade Preferred Stock) at the time of the signing of the Merger Agreement, it was estimated that at the Closing: (a) Jade equity holders as of immediately prior to the Merger (including the shares issued in the approximately $331.3 million Jade Pre-Closing Financing) will own approximately 98.4% of the fully-diluted shares of Aerovate common stock at the Closing, and (b) the Aerovate equity holders as of immediately prior to the Merger (excluding for this purpose the Aerovate OTM Options) will own approximately 1.6% of the fully-diluted shares of Aerovate common stock at the Closing, in each case, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and described herein.

### *Jade Valuation*

For the purpose of the Lucid Opinion, Lucid utilized a Jade Valuation of $506.3 million, which is calculated by adding the negotiated Jade Equity Value of $175.0 million plus the total proceeds contemplated by the Jade Pre-Closing Financing ($205.0 million) plus proceeds of the Jade convertible notes contributed to the Jade Pre-Closing Financing ($95.0 million, or $118.8 million on an as converted basis) plus accrued interest ($6.0 million, or $7.5 million on an as converted basis).

### **Analysis of Selected Initial Public Offering Transactions**

Lucid reviewed certain publicly available information for the initial public offerings ("IPOs") of 18 inflammation/autoimmune-focused biopharmaceutical companies that have completed an IPO since May 2018 and whose lead product at the time of IPO was in early-stage of clinical development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Jade. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the "Selected Precedent IPO Companies," were:

- Apogee Therapeutics
- Applied Molecular Transport
- Avidity Biosciences
- Azitra
- Biora Therapeutics
- Cabaletta Bio
- Contineum Therapeutics
- DICE Therapeutics

- Dyne Therapeutics

- Evelo Biosciences

- Hoth Therapeutics

- Kezar Life Sciences

- Kymera Therapeutics

- Morphic Holding

- Prometheus Biosciences

- Third Harmonic Bio

- Ventyx Biosciences

- Virpax Pharmaceuticals

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. The Selected Precedent IPO Companies had total enterprise values between $33.0 million and $637.6 million. Lucid derived a median total enterprise value of $309.1 million for the Selected Precedent IPO Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for Jade (by adding an estimated $300.0 million in net cash at Closing), which was approximately $456.5 million to $749.4 million. This compares to the Jade Valuation as per the Merger Agreement of $506.3 million.

**Selected Precedent IPO Companies**

| Filing Date | Issuer | Enterprise Value ($M) |
|---|---|---|
| 4/5/24 | Contineum Therapeutics | $174.2 |
| 7/13/23 | Apogee Therapeutics | 384.3 |
| 6/15/23 | Azitra | 58.6 |
| 9/14/22 | Third Harmonic Bio | 359.8 |
| 10/20/21 | Ventyx Biosciences | 466.6 |
| 9/14/21 | DICE Therapeutics | 343.5 |
| 3/11/21 | Prometheus Biosciences | 442.5 |
| 2/16/21 | Virpax Pharmaceuticals | 33.0 |
| 9/17/20 | Dyne Therapeutics | 460.4 |
| 8/20/20 | Kymera Therapeutics | 526.2 |
| 6/19/20 | Biora Therapeutics | 638.5 |
| 6/12/20 | Avidity Biosciences | 292.2 |
| 6/4/20 | Applied Molecular Transport | 260.5 |
| 10/24/19 | Cabaletta Bio | 108.0 |
| 6/26/19 | Morphic Holding | 154.4 |
| 2/15/19 | Hoth Therapeutics | 45.0 |
| 6/20/18 | Kezar Life Sciences | 141.5 |
| 5/8/18 | Evelo Biosciences | 315.2 |

**Analysis of Selected Publicly Traded Companies**

Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to Jade within the biopharmaceutical industry, Lucid selected financial data of 12 publicly traded companies (referred to as the "Selected Publicly Traded

Companies"). Each of the Selected Publicly Traded Companies had a lead candidate in the early stages of clinical development and focused on the inflammation/autoimmune space. Furthermore, Lucid concentrated its analysis on comparable companies reporting cash balances exceeding $50 million, aligning with Jade's anticipated cash balance of over $300 million at the time of Closing. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Jade. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on October 30, 2024. The Selected Publicly Traded Companies were:

- AbCellera Biologics
- Absci
- Adicet Bio
- Climb Bio
- Contineum Therapeutics
- IGM Biosciences
- Oruka Therapeutics
- ProQR Therapeutics
- Regulus Therapeutics
- Spyre Therapeutics
- Third Harmonic Bio
- Zura bio

The Selected Publicly Traded Companies had implied total enterprise values between negative $112.0 million and $1.3 billion. Lucid derived a median implied total enterprise value of $212.9 million for the Selected Publicly Traded Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for Jade (by adding an estimated $300.0 million in net cash at Closing), which was approximately $390.1 million to $745.7 million. This compares to the Jade Valuation as per the Merger Agreement of $506.3 million.

**Selected Publicly Traded Companies**

| Company Name | Enterprise Value ($M) |
| --- | --- |
| Spyre Therapeutics | $1,325.8 |
| Oruka Therapeutics | 1,111.9 |
| IGM Biosciences | 789.4 |
| Absci | 331.1 |
| Third Harmonic Bio | 327.9 |
| Contineum Therapeutics | 221.7 |
| ProQR Therapeutics | 204.1 |
| AbCellera Biologics | 148.8 |
| Zura Bio | 107.0 |
| Climb Bio | 39.7 |
| Regulus Therapeutics | 6.2 |
| Adicet Bio | 112.0 |

**Analysis of Selected Fairmount-Backed Publicly Traded Companies**

Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to Jade within the biopharmaceutical industry,

Lucid selected financial data of six publicly traded companies previously backed by the Fairmount team or connected to Paragon Therapeutics (referred to as the "Selected Fairmount-Backed Publicly Traded Companies"). Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to Jade. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on October 30, 2024. The Selected Publicly Traded Companies were:

- Apogee Therapeutics
- Astria Therapeutics
- Cogent Biosciences
- Oruka Therapeutics
- Spyre Therapeutics
- Viridian Therapeutics

The Selected Fairmount-Backed Publicly Traded Companies had implied total enterprise values between $325.8 million and $2.4 billion. Lucid derived a median implied total enterprise value of $1.0 billion for the Selected Fairmount-Backed Publicly Traded Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for Jade (by adding an estimated $300.0 million in net cash at Closing), which was approximately $1.2 billion to $1.6 billion. This compares to the Jade Valuation as per the Merger Agreement of $506.3 million.

**Selected Publicly Traded Companies**

| Company Name | Enterprise Value ($M) |
| --- | --- |
| Apogee Therapeutics | $2,422.1 |
| Spyre Therapeutics | 1,325.8 |
| Oruka Therapeutics | 1,111.9 |
| Cogent Biosciences | 924.6 |
| Viridian Therapeutics | 916.7 |
| Astria Therapeutics | 325.8 |

**Selected Precedent M&A Transactions**

Lucid reviewed the financial terms, to the extent the information was publicly available, of the 13 most recent qualifying merger transactions of companies in the biopharmaceutical industry which had a lead candidate in the early-stage of clinical development and focused on the inflammation/autoimmune space (referred to as the "Selected Precedent M&A Transactions"). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to Jade. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and Jade to which they are being compared. Lucid reviewed the total enterprise values of the target companies (including future milestone payments). These transactions, including the date each was closed, were as follows below.

The Selected Precedent M&A Transactions had total implied enterprise values between $20.0 million and $2.4 billion. Lucid derived a median total enterprise value of $300.0 million for the Selected Precedent M&A Transactions. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total enterprise values for Jade (by adding an estimated

$300.0 million in net cash at Closing), which was approximately $362.3 million to $1.2 billion. This compares to Jade's Valuation as per the Merger Agreement of $506.3 million.

**Selected Precedent M&A Transactions**

| Closed Date | Target | Acquirer | Implied Enterprise Value ($M) |
|---|---|---|---|
| 6/21/24 . . . . . . . . . . . . . . . . . . . . | Proteologix | Johnson & Johnson | $ 850.0 |
| 4/11/24 . . . . . . . . . . . . . . . . . . . . | Clade Therapeutics | Century Therapeutics | 35.0 |
| 3/13/24 . . . . . . . . . . . . . . . . . . . . | IFM Due | Novartis AG | 90.0 |
| 2/15/24 . . . . . . . . . . . . . . . . . . . . | Aiolos Bio | GSK | 1,000.0 |
| 1/18/24 . . . . . . . . . . . . . . . . . . . . | Calypso Biotech | Novartis AG | 250.0 |
| 8/9/23 . . . . . . . . . . . . . . . . . . . . | DICE Therapeutics | Eli Lilly | 2,400.0 |
| 8/4/22 . . . . . . . . . . . . . . . . . . . . | MiroBio | Gilead | 405.0 |
| 12/1/21 . . . . . . . . . . . . . . . . . . . . | ORIGIMM Biotechnology | Sanofi | 62.3 |
| 3/20/21 . . . . . . . . . . . . . . . . . . . . | Rodeo Therapeutics | Amgen | 55.0 |
| 2/25/21 . . . . . . . . . . . . . . . . . . . . | Pandion Therapeutics | Merck | 1,850.0 |
| 5/7/19 . . . . . . . . . . . . . . . . . . . . | IFM Tre | Novartis | 310.0 |
| 8/8/17 . . . . . . . . . . . . . . . . . . . . | Confluence Life Sciences | Aclaris Therapeutics | 20.0 |
| 1/26/17 . . . . . . . . . . . . . . . . . . . . | Delinia, Inc. | Celegene Corporation | 300.0 |

*Aerovate Valuation*

**Analysis of Precedent Reverse Merger Transactions**

Lucid reviewed the financial terms, to the extent the information was publicly available, of life sciences reverse merger transactions dating back to January 2018 (referred to as the "Selected Precedent Reverse Merger Transactions"). Lucid reviewed the total premium to cash delivered to each target, along with other quantitative metrics. These transactions, including the date each was closed, are as follows:

**Selected Precedent Reverse Merger Transactions**

| Closed Date | Surviving Company | Public Company | Value Delivered for Public Vehicle Net of Cash ($ mm's) |
|---|---|---|---|
| 10/17/2024 . . . | TuHURA Biosciences | Kintara Therapeutics (Nasdaq: KTRA) | $ 11 |
| 10/9/2024 . . . . | Wex Pharmaceuticals | Virios Therapeutics (Nasdaq: VIRI) | 6 |
| 9/3/2024 . . . . . | Oruka Therapeutics | ARCA Biopharma (Nasdaq: ABIO) | 6 |
| 8/12/24 . . . . . | Firefly Neurosciences | WaveDancer (Nasdaq: WAVD) | 14 |
| 6/20/24 . . . . . | Tetonic Therapeutics | AVROBIO (Nasdaq: AVRO) | 13 |
| 4/1/2024 . . . . . | Tawsfynydd Therapeutics | Onconova Therapeutics (Nasdaq: ONTX) | 11 |
| 3/26/2024 . . . . | Serina Therapeutics | AgeX Therapeutics (Nasdaq: AGE) | 6 |
| 3/25/2024 . . . . | Q32 Bio | Homology Medicines (Nasdaq: FIXX) | 20 |
| 3/21/2024 . . . . | LENZ Therapeutics | Graphite Bio (Nasdaq: GRPH) | 12 |
| 3/14/2024 . . . . | Immunogenx | First Wave BioPharma (FWBI) | 15 |
| 3/6/2024 . . . . . | Adaptive Phage Therapeutics | Biomx (NYSEAM: PHGE) | NA |
| 12/27/2023 . . . | Cyclo Therapeutics (Nasdaq: CYTH) | Applied Molecular Transport (Nasdaq: AMTI) | 1 |
| 12/18/2023 . . . | Neurogene | Neoleukin Therapeutics (Nasdaq: NLTX) | 14 |
| 11/13/2023 . . . | Cartesian Therapeutics | Selecta Biosciences (Nasdaq: RNAC) | 13 |

| Closed Date | Surviving Company | Public Company | Value Delivered for Public Vehicle Net of Cash ($ mm's) |
|---|---|---|---|
| 11/3/2023 . . . . | Korro Bio | Frequency Therapeutics (Nasdaq: FREQ) | 15 |
| 10/31/2023 . . . | Lung Therapeutics | Aileron Therapeutics (Nasdaq: ALRN) | 10 |
| 10/16/2023 . . . | Notable Labs | Vascular Biogenics Ltd. (Nasdaq: VBLT) | 20 |
| 9/11/2023 . . . . | Dianthus Therapeutics | Magenta Therapeutics (Nasdaq: MGTA) | 20 |
| 8/16/2023 . . . . | EIP Pharma (CervoMed) | Diffusion Pharmaceuticals (Nasdaq: DFFN) | 10 |
| 6/29/2023 . . . . | TeraImmune | Baudax Bio (Nasdaq: BXRX) | 3 |
| 6/22/2023 . . . . | Spyre Therapeutics | Aeglea BioTherapeutics (Nasdaq: AGLE) | 25 |
| 6/1/2023 . . . . . | Elicio Therapeutics | Angion Biomedica (Nasdaq: ANGN) | 7 |
| 4/22/2023 . . . . | GRI Bio | Vallon Pharmaceuticals (Nasdaq: VLON) | 29 |
| 3/20/2023 . . . . | CalciMedica | Graybug Vision (Nasdaq: GRAY) | 15 |
| 3/7/2023 . . . . . | Carisma Therapeutics | Sesen Bio (Nasdaq: SESN) | 15 |
| 2/23/2023 . . . . | Enliven Therapeutics | Imara (Nasdaq: IMRA) | 10 |
| 1/9/2023 . . . . . | Catheter Precision, Inc. | Ra Medical Systems (NYSE: RMED) | 4 |
| 12/29/2022 . . . | Disc Medicine | Gemini Therapeutics (Nasdaq: GMTX) | 10 |
| 12/27/2022 . . . | GNI Group (Gyre Therapeutics) | Catalyst Biosciences (Nasdaq: CBIO) | 9 |
| 12/19/2022 . . . | Kineta, Inc. | Yumanity Therapeutics (Nasdaq: YMTX) | 26 |
| 11/8/2022 . . . . | ARS Pharmaceuticals | Silverback Therapeutics (Nasdaq: SBTX) | 5 |
| 9/28/2022 . . . . | Aceragen, Inc. | Idera Pharmaceuticals (Nasdaq: IDRA) | 7 |
| 9/15/2022 . . . . | Lisata Therapeutics (Cend) | Caladrius Biosciences (Nasdaq: CLBS) | 25 |
| 8/30/2022 . . . . | Vivani Medical (Nano Precision) | Second Sight Medical (Nasdaq: EYES) | NA |
| 7/5/2022 . . . . . | Syros Pharmaceuticals (Nasdaq: SYRS) | Tyme Technologies (Nasdaq: TYME) | 8 |
| 5/16/2022 . . . . | Aprea Therapeutics, Inc. | Atrin Pharmaceuticals (NasdaqGS: APRE) | 15 |
| 10/24/2021 . . . | Quoin Pharmaceuticals, Inc. | Cellect Biotechnology Ltd. (Nasdaq: APOP) | 13 |
| 8/26/2021 . . . . | Aadi Bioscience, Inc. | Aerpio Pharmaceuticals, Inc. (Nasdaq: ARPO) | 15 |
| 8/3/2021 . . . . . | Decoy Biosystems, Inc. | Indaptus Therapeutics (Intec) (Nasdaq: INDP) | 10 |
| 7/27/2021 . . . . | Cytocom, Inc. (Statera) | Cleveland BioLabs, Inc. (Nasdaq: CBLI) | NA |
| 6/28/2021 . . . . | Tempest Therapeutics Inc. | Millendo Therapeutics, Inc. (Nasdaq: MLND) | 19 |
| 6/15/2021 . . . . | ReShape Lifesciences Inc. | Obalon Therapeutics, Inc. (Nasdaq: OBLN) | 15 |
| 4/27/2021 . . . . | Leading BioSciences, Inc. (Palisade) | Seneca Biopharma, Inc. (Nasdaq: SNCA) | 30 |
| 4/16/2021 . . . . | MyMD Pharmaceuticals, Inc. | Akers Biosciences, Inc. (Nasdaq: AKER) | 5 |
| 3/31/2021 . . . . | StemoniX Inc. (Vyant Bio) | Cancer Genetics, Inc. (Nasdaq: CGIX) | 15 |
| 3/16/2021 . . . . | ChemomAb Ltd. | Anchiano Therapeutics Ltd. (Nasdaq: ANCN) | 15 |
| 2/24/2021 . . . . | Viracta Therapeutics, Inc. | Sunesis Pharmaceuticals (Nasdaq: SNSS) | 16 |
| 1/28/2021 . . . . | Quellis Biosciences, Inc. (Astria) | Catabasis Pharmaceuticals (Nasdaq: CATB) | 25 |
| 12/22/2020 . . . | Yumanity Therapeutics Inc. | Proteostasis Therapeutics (Nasdaq: PTI) | 34 |
| 12/1/2020 . . . . | Petros Pharmaceuticals, Inc. | Neurotrope, Inc. (NasdaqCM: NTRP) | 4 |
| 11/23/2020 . . . | F-star Therapeutics, Limited | Spring Bank Pharmaceuticals, Inc. | 23 |
| 11/5/2020 . . . . | Ocuphire Pharma, Inc. | Rexahn Pharmaceuticals (Nasdaq: REXN) | 16 |
| 10/27/2020 . . . | Viridian Therapeutics, Inc. | Miragen Therapeutics, Inc. (NasdaqCM: MGEN) | 15 |
| 9/15/2020 . . . . | Adicet Bio, Inc. | resTORbio, Inc. (NasdaqGS: TORC) | 8 |
| 9/14/2020 . . . . | Anelixis Therapeutics (Eledon) | Novus Therapeutics, Inc. (NasdaqCM: NVUS) | 5 |

| Closed Date | Surviving Company | Public Company | Value Delivered for Public Vehicle Net of Cash ($ mm's) |
|---|---|---|---|
| 7/6/2020 . . . . . | Kiq Bio (Cogent) | Unum Therapeutics, Inc. (NASDAQ: UMRX) | 17 |
| 6/15/2020 . . . | Forte Biosciences, Inc. | Tocagen Inc. (NasdaqGS: TOCA) | 8 |
| 5/28/2020 . . . | Larimar Therapeutics, Inc. | Zafgen, Inc. (NasdaqGS: ZFGN) | 5 |
| 5/26/2020 . . . | Histogen, Inc. | Conatus Pharmaceuticals (Nasdaq: CNAT) | 23 |
| 5/22/2020 . . . | Qualigen, Inc. | Ritter Pharmaceuticals (Nasdaq: RTTR) | NA |
| 5/18/2020 . . . | Timber Pharmaceuticals, Inc. | BioPharmX Corporation (AMEX: BPMX) | 16 |
| 4/1/2020 . . . . . | Curetis NV (Euronext: CURE) | OpGen, Inc. (NasdaqCM: OPGN) | 7 |
| 1/9/2020 . . . . . | Protara Therapeutics, Inc. | Proteon Therapeutics, Inc. (NASDAQ: PRTO) | 5 |
| 12/30/2019 . . . | NeuroBo Pharmaceuticals, Inc. | Gemphire Therapeutics Inc. (NASDAQ: GEMP) | 8 |
| 11/7/2019 . . . . | Venus Concept Ltd. | Restoration Robotics, Inc. (NASDAQ: HAIR) | 20 |
| 9/27/2019 . . . . | Ocugen, Inc. | Histogenics Corporation (NASDAQ: HSGX) | NA |
| 8/31/2019 . . . . | Brickell Biotech, Inc. | Vical Incorporated (NASDAQ: VICL) | 4 |
| 7/31/2019 . . . . | ESSA Pharma (NASDAQ: EPIX) | Realm Therapeutics plc (NASDAQ: RLM) | 1 |
| 7/22/2019 . . . . | Salarius Pharmaceuticals, LLC | Flex Pharma, Inc. (NASDAQ: FLKS) | 4 |
| 7/15/2019 . . . . | NeuBase Therapeutics | Ohr Pharmaceutical (NASDAQ: OHRP) | 7 |
| 6/10/2019 . . . . | Oncternal Therapeutics, Inc. | GTx, Inc. (NASDAQ: GTXI) | 9 |
| 6/9/2019 . . . . . | Edesa Biotech Inc. | Stellar Biotechnologies, Inc. (NASDAQ: SBOT) | 2 |
| 5/9/2019 . . . . . | Armata Pharmaceuticals (f.k.a. C3J) | Ampliphi Biosciences (NYSE: APHB) | 10 |
| 5/6/2019 . . . . . | Adynxx, Inc. | Alliqua BioMedical, Inc. (NASDAQ: ALQA) | 3 |
| 4/23/2019 . . . . | Mereo BioPharma (AIM: MPH) | Oncomed Pharmaceuticals (NASDAQ: OMED) | 20 |
| 4/12/2019 . . . . | Immunic AG | Vital Therapies, Inc. (NASDAQ: VTL) | 10 |
| 3/26/2019 . . . . | Enlivex Therapeutics Ltd. | Bioblast Pharma Ltd. (NASDAQ: ORPN) | 5 |
| 3/18/2019 . . . . | PDS Biotechnology Corporation | Edge Therapeutics, Inc. (NASDAQ: EDGE) | 5 |
| 3/13/2019 . . . . | X4 Pharmaceuticals, Inc. | Arsanis, Inc. (NASDAQ: ASNS) | 29 |
| 1/24/2019 . . . . | Seelos Therapeutics, Inc. | Apricus Biosciences, Inc. (NASDAQ: APRI) | 8 |
| 12/7/2018 . . . . | Millendo Therapeutics, Inc. | OvaScience, Inc. (NASDAQ: OVAS) | 5 |
| 10/12/2018 . . . | Aravive Biologics, Inc. | Versartis, Inc. (NASDAQ: VSAR) | 0 |
| 2/13/2018 . . . . | Vaxart, Inc. | Aviragen Therapeutics, Inc. (NASDAQ: AVIR) | 44 |
| 1/30/2018 . . . . | Innovate Biopharmaceuticals, Inc. | Monster Digital, Inc. (NASDAQ: MSDI) | 6 |
| 1/17/2018 . . . . | Evofem Biosciences, Inc. | Neothetics, Inc. (NASDAQ: NEOT) | 29 |
| 1/4/2018 . . . . . | Rocket Pharmaceuticals, Ltd | Inotek Pharmaceuticals Corp (NASDAQ: ITEK) | 5 |

Lucid reviewed the value delivered for the public vehicle (net of cash) from the Selected Precedent Reverse Merger Transactions, which ranged from $0.0 million to $44.0 million. Lucid derived the median for the value delivered for the public vehicle (net of cash) to be $10.0 million. The 25th percentile and the 75th percentile for the value delivered for the public vehicle (net of cash) was $6.0 million and $16.0 million respectively. This compares to the Aerovate Valuation as per the Merger Agreement of $8 million.

The summary set forth above does not purport to be a complete description of all the analyses performed by Lucid. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Lucid did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Lucid believes, and advised Aerovate's board of directors, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying the Lucid Opinion. In performing its analyses, Lucid made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Aerovate and Jade. These analyses performed by Lucid are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Aerovate, Jade, Lucid or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Lucid and the Lucid Opinion were among several factors taken into consideration by Aerovate's board of directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such a decision.

Lucid was selected by Aerovate's board of directors to render an opinion to Aerovate's board of directors because Lucid is a nationally recognized investment banking firm and as part of its investment banking business, Lucid is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Lucid and its affiliates may trade the equity securities of Aerovate for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date hereof, Lucid has not received any fees from Aerovate. In the two years preceding the date hereof, Lucid has not had a relationship with Jade and has not received any fees from Jade. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Aerovate and Jade and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

Pursuant to the Engagement Letter between Lucid and Aerovate, Lucid received a fee for the Lucid Opinion of $500,000 upon delivery of the Lucid Opinion. Additionally, Aerovate has agreed to reimburse Lucid for its out-of-pocket expenses and has agreed to indemnify Lucid against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Lucid, which are customary in transactions of this nature, were negotiated at arm's length between Aerovate and Lucid, and Aerovate's board of directors was aware of the arrangement.

**Interests of Aerovate Directors and Executive Officers in the Merger**

In considering the recommendation of the Aerovate board of directors with respect to approving the Merger, stockholders should be aware that Aerovate's directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Aerovate stockholders generally. These interests may present them with actual or perceived conflicts of interest, and these interests, to the extent material, are described below.

The board of directors of Aerovate was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Aerovate stockholders approve the Merger as contemplated by this proxy statement/prospectus.

*Treatment of Aerovate Stock Options*

Under the Merger Agreement, each Aerovate ITM Option will vest in full upon the Closing and, once vested, the holder of such Aerovate ITM Option will be entitled to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the Aerovate Closing Price over the exercise price per share of Aerovate common stock underlying such option by (B) the number of shares of Aerovate common stock underlying such option. All outstanding Aerovate OTM Options will be cancelled for no consideration.

The table below sets forth information regarding the Aerovate ITM Options and Aerovate OTM Options held as of March 10, 2025, before giving effect to any vesting acceleration provided for in the applicable option award agreement or the Merger Agreement, by each of the individuals who are or were an executive officer or non-employee directors of Aerovate since the beginning of Aerovate's last fiscal year. The number of shares of Aerovate common stock underlying such options will be adjusted appropriately to reflect the proposed reverse stock split and Cash Dividend.

| Name | Number of Aerovate ITM Options Held (#) | Weighted Average Exercise Price of Aerovate ITM Options ($) | Number of Aerovate OTM Options Held (#) | Weighted Average Exercise Price of Aerovate OTM Options ($) |
|---|---|---|---|---|
| **Executive Officers** | | | | |
| Timothy P. Noyes | 597,634 | $2.14 | 814,768 | $15.70 |
| Benjamin Dake, PhD | — | | — | |
| George Eldridge | 44,531 | $2.14 | 293,919 | $17.95 |
| Hunter Gillies, MBChB | — | | — | |
| Ralph Niven, PhD | — | | — | |
| Timothy J. Pigot | — | | — | |
| Marinus Verwijs, Ph.D | — | | — | |

| Name | Number of Aerovate ITM Options Held (#) | Weighted Average Exercise Price of Aerovate ITM Options ($) | Number of Aerovate OTM Options Held (#) | Weighted Average Exercise Price of Aerovate OTM Options ($) |
|---|---|---|---|---|
| **Non-Employee Directors** | | | | |
| Habib J. Dable | — | | 41,995 | $18.75 |
| Allison Dorval | — | | 62,500 | $15.42 |
| David Grayzel, M.D. | — | | 77,810 | $15.50 |
| Mark Iwicki | 116,297 | $2.14 | 79,700 | $14.86 |
| Joshua Resnick, M.D. | — | | 62,500 | $15.09 |
| Donald Santel | — | | 52,889 | $20.59 |

*Treatment of Aerovate RSUs*

Under the Merger Agreement, each outstanding and unvested Aerovate RSU will accelerate in full effective as of immediately prior to the effective time and each outstanding and unsettled Aerovate RSU shall be settled in a number of shares of Aerovate common stock equal to the number of vested and unsettled shares of Aerovate common stock underlying such Aerovate RSUs.

No executive officer or non-employee director of Aerovate held unvested Aerovate RSUs as of March 10, 2025.

*Executive Employment Arrangements*

*Employment Agreements*

Aerovate is party to an employment agreement with Mr. Noyes, pursuant to which he is eligible to receive the following severance payments and benefits in the event of a termination without Cause or resignation for Good Reason (each, as defined in Mr. Noyes' employment agreement) one month prior to or within 12 months following a change in control (a "Qualifying Termination"), subject to the execution and nonrevocation of a release in favor of Aerovate: (i) 18 months of base salary and 1.5x the target annual bonus for the year of termination, payable in lump sum, (ii) 18 months of continued Company-paid COBRA continuation benefits, and (iii) full accelerated vesting of all equity awards subject to time-based vesting conditions.

Aerovate is also party to an employment agreement with Mr. Eldridge, entered into in June 2021 in connection with his employment as Aerovate's Chief Financial Officer, pursuant to which he is eligible to receive the following severance payments and benefits in the event of a Qualifying Termination, subject to the execution and nonrevocation of a release in favor of Aerovate: (i) 12 months of base salary and the target annual bonus for the year of termination, payable in lump sum, (ii) 12 months of continued Company-paid COBRA continuation benefits, and (iii) full accelerated vesting of all equity awards subject to time-based vesting conditions.

Under the employment agreements, if any payments would be subject to the excise tax imposed by Section 4999 of the Code, then such payments shall be reduced to avoid the imposition of such excise tax, provided, however, that such reduction shall only occur if the executive's reduced payments, in the aggregate, are greater than the aggregate payments to be received by the executive absent such reduction but with the imposition of the excise tax.

### Cash Dividend

Prior to the First Effective Time, Aerovate expects to declare the Cash Dividend to the Aerovate stockholders as of a record date prior to the First Effective Time equal in the aggregate to Aerovate's reasonable, good faith approximation of the amount by which Aerovate's Net Cash will exceed $0, and any of Aerovate's directors and executive officers that are also Aerovate stockholders will share in any such Cash Dividend proportionally to their ownership of Aerovate common stock as of that record date (please see the section titled "*Principal Stockholders of Aerovate*" beginning on page 394 of this proxy statement/prospectus for additional information regarding Aerovate's directors' and officers' holdings of Aerovate common stock; notably, as of March 10, 2025, entities affiliated with RA Capital Management, L.P. together hold 9,192,092 shares of Aerovate common stock, representing approximately 32% of outstanding shares of Aerovate common stock).

### Limitations of Liability and Indemnification

In addition to the indemnification obligations required by the amended and restated certificate of incorporation and the amended and restated by-laws of Aerovate, Aerovate has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Aerovate's directors and executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. Aerovate will advance expenses, including attorney's fees, incurred in connection with any action or proceeding brought against Aerovate's directors and executive officers arising from that person's services as a director or officer brought on behalf of Aerovate or in furtherance of Aerovate's rights, and certain of Aerovate's directors or officers may have certain rights to advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director's or executive officer's services to Aerovate. Aerovate believes that these restated certificate of incorporation provisions, amended and restated by-laws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

### Interests of Jade Directors and Executive Officers in the Merger

In considering the recommendation of Jade's board of directors with respect to approving the Merger, stockholders should be aware that Jade's directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Jade stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

Jade's board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Jade stockholders approve the Merger as contemplated by this proxy statement/prospectus.

### Ownership Interests

As of March 10, 2025, Jade's current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 80.6% of the shares of Jade capital stock, which for purposes of this subsection excludes any Jade shares issuable upon exercise or settlement of Jade options held by such individual. Each of Jade's officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled "*Agreements Related to the Merger — Support Agreements*" beginning on page 172 of this proxy statement/prospectus.

Fairmount Fund II, an affiliate of Tomas Kiselak and Chris Cain, directors of Jade, Lawrence Klein, a director of Jade, and Andrew King, Chief Scientific Officer & Head of Research and Development of Jade, also currently hold shares of Jade capital stock. The table below sets forth the ownership of Jade capital stock by Fairmount Fund II, Lawrence Klein and Andrew King as of March 10, 2025. Fairmount Fund II also holds a Convertible Note and has agreed to purchase shares and pre-funded warrants in the Jade Pre-Closing Financing. For a more detailed discussion of these relationships, please see the section titled "*Certain Relationships and Related Party Transactions of the Combined Company — Jade Transactions*" beginning on page 358 of this proxy statement/prospectus.

| Stockholder | Number of Shares of Capital Stock held |
| --- | --- |
| Fairmount Healthcare Fund II L.P. | 20,000,000[1] |
| Lawrence Klein | 136,612[2] |
| Andrew King, BVMS, Ph.D. | 546,448[3] |

(1) Consists of 20,000,000 shares of Jade common stock issuable upon conversion of 20,000,000 shares of Jade Preferred Stock held directly by Fairmount Fund II. Fairmount Funds Management LLC ("Fairmount") serves as the investment manager for Fairmount Fund II. Fairmount Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fairmount Fund II's portfolio. The general partner of Fairmount is Fairmount Funds Management GP LLC ("Fairmount GP"). As a managing member of Fairmount GP, Tomas Kiselak may be deemed to have voting and investment power over the shares held by Fairmount Fund II. Fairmount, Fairmount GP, and Mr. Kiselak disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(2) Consists of 136,612 shares of Jade common stock held by Lawrence Klein. Such shares were purchased by Dr. Klein, in anticipation of his service as a director of Jade, at the fair market value on the purchase date. The purchased shares are subject to vesting as to 25% on July 23, 2025 and in equal monthly installments for the 36 months thereafter.

(3) Consists of 546,448 shares of Jade common stock held by Andrew King. Such shares were purchased by Dr. King, in anticipation of his service as Jade's Chief Scientific Officer & Head of Research and Development, at the fair market value on the purchase date. The purchased shares are subject to vesting as to 25% on August 1, 2025 and in equal monthly installments for the 36 months thereafter.

### Frohlich and King Anti-Dilution Provisions

Pursuant to the offer letter agreements between Jade and each of Mr. Frohlich and Dr. King, Jade is obligated to issue additional options to purchase shares of Jade common stock in order to maintain (i) Mr. Frohlich's ownership in Jade at approximately 5% on a fully-diluted basis, and (ii) Dr. King's ownership in Jade at approximately 2% on a fully-diluted basis, in each case, until Jade has raised an aggregate of $200 million in financing. Jade expects the Jade Pre-Closing Financing to trigger this obligation and, accordingly, issued 1,680,767 and 378,536 additional options to Mr. Frohlich and Dr. King, respectively, in January 2025 in satisfaction of this requirement; thus, no further stock options will be issued to Mr. Frohlich and Dr. King pursuant to such obligations. Such options issued to Mr. Frohlich and Dr. King have an exercise price of $3.80 per share and vest in 48 equal monthly installments.

### Jade Options

In connection with the Merger, each outstanding and unexercised option to purchase shares of Jade common stock will be converted into an option to purchase shares of Aerovate's common stock, with necessary adjustments to reflect the Exchange Ratio. Aerovate will assume Jade's Amended and Restated

2024 Equity Incentive Plan and each such outstanding option to purchase shares of Jade common stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of Jade's Amended and Restated 2024 Equity Incentive Plan and the terms of the stock option agreement by which such option to purchase shares of Jade common stock is evidenced. In connection with the Merger, Aerovate will change its corporate name to "Jade Biosciences, Inc." and all Jade options it assumed in the Merger will be options to purchase Combined Company common stock.

The table below sets forth information regarding the Jade stock options held as of March 10, 2025 by each of Jade's current executive officers and non-employee directors. The number of shares of common stock underlying such options and the exercise price will be adjusted appropriately to reflect the Exchange Ratio.

| Name | Number of Vested Options Held (#) | Weighted Average Exercise Price of Vested Options ($) | Number of Unvested Options Held (#) | Weighted Average Exercise Price of Unvested Options ($) |
|---|---|---|---|---|
| **Executive Officers** | | | | |
| Tom Frohlich | 35,015 | $3.80 | 4,356,995 | $2.84 |
| Jonathan Quick | — | — | 641,450 | $3.21 |
| Andrew King, BVMS, Ph.D. | 13,350 | $3.44 | 1,478,460 | $3.44 |
| Hetal Kocinsky, M.D. | — | — | 855,267 | $2.82 |
| Elizabeth Balta, J.D. | — | — | 769,740 | $3.13 |
| **Non-Employee Directors** | | | | |
| Eric Dobmeier | — | — | 427,641 | $2.99 |
| Tomas Kiselak | — | — | — | — |
| Chris Cain | — | — | — | — |
| Lawrence Klein | — | — | 77,200 | 3.80 |
| Erin Lavelle | — | — | 213,812 | $2.82 |

### *Management Following the Merger*

As described in the section captioned "*Management Following the Merger*" beginning on page 351 of this proxy statement/prospectus, all of Jade's directors and executive officers are expected to become the directors and executive officers of the Combined Company upon the Closing.

### Limitations of Liability, Indemnification and Insurance

In addition to the indemnification obligations required by the certificate of incorporation and bylaws of Jade, Jade has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Jade's directors and executive officers for reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Jade. Jade believes that the certificate of incorporation provisions, bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

For a discussion of the indemnification and insurance provisions related to the Jade directors and officers under the Merger Agreement, please see the section titled "*The Merger Agreement — Indemnification and Insurance for Directors and Officers*" beginning on page 167 of this proxy statement/prospectus.

### Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, (i) at the First Effective Time, Merger Sub I will merge with and into Jade, with Jade continuing as a wholly owned subsidiary of Aerovate and the surviving corporation of the First Merger and (ii) as part of the same overall transaction at the completion of the Second Merger, Jade will merge with and into Merger Sub II, with Merger Sub II being the surviving entity of the Second Merger.

**Merger Consideration and Adjustment**

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Jade common stock (including shares of Jade common stock issued in the Jade Pre-Closing Financing) (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Aerovate common stock equal to the Exchange Ratio (described in more detail in the section titled "*The Merger Agreement — Exchange Ratio*" beginning on page 156 of this proxy statement/ prospectus), (ii) each then-outstanding share of Jade Preferred Stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be converted into the right to receive a number of shares of Aerovate Series A Preferred Stock, which are each convertible into 1,000 shares of Aerovate common stock, equal to the Exchange Ratio divided by 1,000, in accordance with the terms of the Merger Agreement, (iii) each then-outstanding option to purchase Jade common stock will be assumed by Aerovate, subject to adjustment based on the Exchange Ratio as set forth in the Merger Agreement, and (iv) each then-outstanding pre-funded warrant to purchase shares of Jade common stock will be converted into an Aerovate pre-funded warrant, subject to adjustment based on the Exchange Ratio as set forth in the Merger Agreement and the form of pre-funded warrant.

No fractional shares of Aerovate common stock or Aerovate Series A Preferred Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Each holder of shares of Jade common stock or Jade Preferred Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Aerovate common stock or Aerovate Series A Preferred Stock (after taking into account all certificates delivered by such holder and the aggregate number of shares of Aerovate common stock or Aerovate preferred stock represented thereby) will receive, in lieu thereof, cash (without interest and subject to applicable tax withholding) in an amount equal to such fractional part of a share of Aerovate common stock or Series A Preferred Stock multiplied by the last reported sale price of Aerovate common stock at 4:00 p.m. (New York City time), end of regular trading hours on Nasdaq on the last trading day prior to the effective time of the Merger.

**Determination of Aerovate's Net Cash**

Pursuant to the terms of the Merger Agreement, Aerovate's "Net Cash" means, as of the close of business on the Closing Date (the "Net Cash Determination Time"), the sum (without duplication) of the following:

- Aerovate's unrestricted cash, cash equivalents and short-term investments determined; and

- Certain Aerovate prepaid expenses, deposits, restricted cash and short-term receivables set forth in Aerovate's disclosure letter, to the extent capable of use by the Combined Company after the Closing.

*minus* the sum (without duplication) of the following:

- Aerovate's short-term and long-term liabilities, including all accounts payable, indebtedness, lease termination costs, all actual and reasonably projected costs and expenses relating to the winding down of the Aerovate's legacy business and any related prepayment penalties and premiums, and any unpaid transaction expenses;

- Any and all change in control payments, severance payments and any payroll or similar taxes owed in connection with the foregoing or any of Aerovate's equity plans, in each case to the extent payable to Aerovate's employees solely as a result of the consummation of the transactions under the Merger Agreement; and

- The Cash Dividend.

No less than ten business days prior to the anticipated Closing Date, (i) Aerovate will deliver to Jade a net cash schedule setting forth, in reasonable detail, Aerovate's good faith estimated calculation of its Net Cash as of the close of business on the anticipated Closing Date, prepared and certified by Aerovate's chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer), as the case may be, and, if requested, the relevant work papers and back-up materials used or useful in preparing the net cash schedule. No later than five business days after delivery of such net cash schedule (the last day of such period referred to as the response date), Jade will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Aerovate (referred to herein as a "dispute notice"). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to Aerovate's Net Cash calculation.

If Jade disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Net Cash. If the parties are unable to negotiate an agreed-upon determination of the disputed items or component thereof within three days after the delivery of the dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Aerovate and Jade. The determination of the amount of Net Cash made by such auditor shall be final and binding on Aerovate and Jade.

Aerovate's Net Cash balance is subject to numerous factors, some of which are outside of Aerovate's control. The actual amount of Net Cash will depend significantly on the timing of the Closing. In addition, the Closing could be delayed if Aerovate and Jade are not able to agree upon the amount of Aerovate's Net Cash as of the Net Cash Determination Time.

**Procedures for Exchanging Company Stock Certificates**

On or prior to the Closing Date, Aerovate will select an exchange agent and, immediately prior to the First Effective Time, Aerovate will deposit with the exchange agent evidence of book-entry shares representing the shares of Aerovate common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Jade common stock (including shares of Jade common stock issued in the Jade Pre-Closing Financing) (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) and the shares of Aerovate Series A Preferred Stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Jade Preferred Stock calculated in accordance with the Merger Agreement.

As soon as reasonably practicable after the First Effective Time and in any event not later than the tenth (10th) business day prior to the anticipated Closing Date, Aerovate and Jade shall cause the exchange agent to mail to each record holder of Jade common stock (including shares of Jade common stock issued in the Jade Pre-Closing Financing) (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) and each record holder of Jade Preferred Stock who will receive Aerovate Series A Preferred Stock issuable in exchange for such Jade Preferred Stock pursuant to the terms, and calculated in accordance with, the Merger Agreement (i) a letter of transmittal and (ii) instructions for surrendering the record holder's stock certificates and identifying the record holder's book-entry shares in exchange for the Merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent's instructions, the surrender of the record holder's stock certificates and identification of book-entry shares, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares (unless a physical certificate is requested) representing the number of whole shares of Aerovate common stock or Aerovate Series A Preferred Stock issuable to such holder pursuant to the Merger Agreement and any dividends or other distributions payable pursuant to the Merger Agreement. The surrendered certificates representing shares of Jade common stock or Jade Preferred Stock will be canceled.

After the First Effective Time, each certificate or book-entry share representing Jade common stock or Jade Preferred Stock that has not been surrendered will represent only the right to receive the Merger consideration payable in respect thereof pursuant to the Merger Agreement.

HOLDERS OF JADE COMMON STOCK OR JADE PREFERRED STOCK SHOULD NOT SEND IN THEIR JADE STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF JADE STOCK CERTIFICATES.

**Effective Time of the Merger**

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Jade stockholders and the approval by the Aerovate stockholders of the issuance of Aerovate common stock, including shares of Aerovate common stock issuable upon conversion of the Aerovate Series A Preferred Stock, and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing. The First Merger will become effective upon the filing of a certificate of Merger (the "First Certificate of Merger"), with the Secretary of State of the State of Delaware or at such later time as is agreed by Aerovate and Jade and specified in the First Certificate of Merger. The Second Merger will become effective upon the filing of a certificate of Merger (the "Second Certificate of Merger"), with the Secretary of State of the State of Delaware or at such later time as is agreed by Aerovate and Jade and specified in the Second Certificate of Merger. Neither Aerovate nor Jade can predict the exact timing of the consummation of the Merger.

**Regulatory Approvals**

In the United States, Aerovate must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Aerovate common stock, including shares of Aerovate common stock issuable upon conversion of Aerovate Series A Preferred Stock, to Jade's stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Aerovate and Jade do not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

**U.S. Federal Income Tax Considerations of the Merger**

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of Jade common stock or Jade Preferred Stock (collectively, "Jade stock") of the Merger and, insofar as it describes matters of federal income tax law or conclusions with respect thereto, constitutes the opinion of Gibson, counsel to Jade, and Goodwin, counsel to Aerovate. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Jade has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Merger.

This discussion is limited to a U.S. Holder that holds Jade stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder's particular circumstances, including, without limitation. the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

- U.S. expatriates and former citizens or long-term residents of the United States;
- U.S. Holders whose functional currency is not the U.S. dollar;
- persons holding Jade stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;
- banks, insurance companies and other financial institutions;
- real estate investment trusts or regulated investment companies;
- brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Jade stock;

- partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);

- tax-exempt organizations or governmental organizations;

- persons deemed to sell Jade stock under the constructive sale provisions of the Code;

- persons who hold or receive Jade stock pursuant to the exercise of any employee stock option or otherwise as compensation;

- tax-qualified retirement plans; and

- persons that own, or have owned, actually or constructively, more than 5% of Jade stock;

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Jade stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Jade stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Merger.

**This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Merger arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.**

For purpose of this discussion, a "U.S. Holder" is any beneficial owner of Jade stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

- an individual who is a citizen or resident of the United States;

- a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Prior to the effectiveness of this registration statement, Gibson, counsel to Jade, and Goodwin, counsel to Aerovate, will each deliver an opinion that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code (the "Tax Opinions"). The Tax Opinions will be based on, among other things, certain assumptions stated in the Tax Opinions and in the registration statement, as well as on the accuracy, correctness and completeness of certain covenants, representations and statements made by Jade and Aerovate. If any of the assumptions, representations or statements made by Jade or Aerovate are, or become, inaccurate, incorrect or incomplete, or if Jade or Aerovate breach any of their covenants, the Tax Opinions may be invalid and the conclusions reached therein could be jeopardized. Neither Jade nor Aerovate intends to request any ruling from the IRS as to the U.S. federal income tax considerations of the Merger. Consequently, no assurance can be given that the IRS will not challenge the conclusions reflected below or in the Tax Opinions or that a court would not sustain such a challenge.

Based on the assumptions, qualifications and limitations described herein and in the Tax Opinions, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. As a result, a U.S. Holder will not recognize gain or loss upon the exchange of its Jade stock for Aerovate common stock or Aerovate Series A Preferred Stock (collectively, "Aerovate stock"). A U.S. Holder will have the same aggregate basis in its Aerovate stock after the Merger as such U.S. Holder had in the corresponding Jade stock immediately prior to the Merger. A U.S. Holder's holding period in the Aerovate stock immediately following the Merger will include such U.S. Holder's holding period in the corresponding Jade stock immediately prior to the Merger. If a U.S. Holder holds different blocks of Jade stock (generally, Jade stock acquired on different dates or at different prices), such U.S. Holder is urged to consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of Aerovate stock received in the Merger.

Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax considerations of the Merger in light of its personal circumstances and the considerations to them under state, local and non-U.S. tax laws and other federal tax laws.

### Information Reporting

Each U.S. Holder who receives Aerovate stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Jade is required to attach a statement to its tax return for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder's tax basis in such U.S. Holder's Jade stock surrendered in the Merger, the fair market value of such Jade stock, the date of the Merger, and the name and employer identification number of each of Jade and Aerovate. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

### U.S. Federal Income Tax Considerations of the Merger for U.S. Holders of Aerovate ITM Options

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders of Aerovate ITM Options of the Merger. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder's particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code.

**This discussion is for informational purposes only and is not tax advice. Each holder of Aerovate ITM Options is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to such holder's particular situation as well as any tax considerations of the Merger arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.**

The cash payment made to holders of Aerovate ITM Options generally will be included in a U.S. Holder's income as ordinary income when paid and may be subject to tax withholding. Each U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal income tax considerations to it of the Merger.

### U.S. Federal Income Tax Considerations of the Cash Dividend

The following discussion is a summary of U.S. federal income tax considerations to a U.S. Holder (as defined below) of Aerovate common stock of the receipt of the Cash Dividend. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Aerovate has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the receipt of the Cash Dividend.

This discussion is limited to a U.S. Holder that holds Aerovate common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder's particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

- U.S. expatriates and former citizens or long-term residents of the United States;

- U.S. Holders whose functional currency is not the U.S. dollar;

- persons holding Aerovate common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

- banks, insurance companies and other financial institutions;

- real estate investment trusts or regulated investment companies;

- brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Aerovate common stock ;

- partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);

- tax-exempt organizations or governmental organizations;

- persons deemed to sell Aerovate common stock under the constructive sale provisions of the Code;

- persons who hold or receive Aerovate common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

- tax-qualified retirement plans; and

- persons that own, or have owned, actually or constructively, more than 5% of Aerovate common stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Aerovate common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Aerovate common stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the receipt of the Cash Dividend.

For purpose of this discussion, a "U.S. Holder" is any beneficial owner of Aerovate common stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

- an individual who is a citizen or resident of the United States;

- a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

**This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Cash Dividend arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.**

The distribution of the Cash Dividend generally will be included in a U.S. Holder's income as ordinary dividend income to the extent of the Aerovate's current or accumulated earnings and profits. Distributions in excess of Aerovate's current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Holder's tax basis in Aerovate common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations. Dividends received by certain individuals and other non-corporate U.S. Holders generally are subject to a reduced rate of U.S. federal income tax, provided certain holding period and other requirements are satisfied. Each U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal income tax considerations to it of the receipt of the Cash Dividend.

**Nasdaq Stock Market Listing**

Shares of Aerovate common stock are currently listed on Nasdaq under the symbol "AVTE." Aerovate has agreed to use commercially reasonable efforts to (a) maintain its listing on Nasdaq until the First Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Aerovate common stock to be issued in connection with the Merger and transactions contemplated thereunder, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the proposed reverse stock split (if required) and to submit a copy of the amendment to the Aerovate Charter effecting the proposed reverse stock split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist Jade in preparing and filing an initial listing application for the Aerovate common stock issued to Jade stockholders (including any common stock issuable upon conversion of the Aerovate Series A Preferred Stock) (the "Nasdaq Listing Application") and to cause such Nasdaq Listing Application to be conditionally approved prior to the First Effective Time.

In addition, under the Merger Agreement, each of Aerovate's and Jade's obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, including that the Nasdaq Listing Application shall have been approved.

If the Nasdaq Listing Application is approved, Aerovate anticipates that the common stock of the Combined Company will be listed on Nasdaq following the Closing under the trading symbol "JBIO." In order for the Nasdaq Listing Application to be accepted, among other requirements, the Combined Company must maintain a bid price of $4.00 or higher for a certain period of time following the proposed reverse stock split.

**Anticipated Accounting Treatment**

The Merger is expected to be treated by Aerovate as a reverse merger and will be accounted for as an in-substance reverse recapitalization of Aerovate by Jade in accordance with U.S. GAAP as, at close, the transaction is, in essence, the issuance of equity for Aerovate's net assets, which primarily consist of nominal non-operating assets and liabilities. For accounting purposes, Jade is considered to be acquiring the assets and liabilities of Aerovate in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Jade's equity holders will own a substantial majority of the voting rights in the Combined Company; (ii) Jade's largest stockholder will retain the largest interest in the Combined Company; (iii) Jade will designate all of the initial members of the board of directors of the Combined Company; and (iv) Jade's executive management team will become the management of the Combined Company. The Combined Company will be named Jade Biosciences, Inc. Accordingly, the Merger is expected to be treated as the equivalent of Jade issuing stock to acquire the net assets of Aerovate. As a result of the Merger, the net assets of Aerovate will be stated at fair value, which approximates carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Jade. The direct and incremental costs related to the Merger will be treated as a reduction of the net proceeds received within additional paid-in-capital. Please see the section titled "*Unaudited Pro Forma Condensed Combined Financial Information*" beginning on page 365 of this proxy statement/prospectus for additional information.

**Appraisal Rights and Dissenters' Rights**

Under the DGCL, Aerovate stockholders are not entitled to appraisal rights in connection with the Merger. Jade stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding Jade's stockholders' appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as *Annex I* in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review *Annex I*. Failure to follow precisely any of the statutory procedures set forth in *Annex I* may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Jade stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a Merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such Merger or the surviving corporation, within ten days after the effective date of such Merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such Merger, the effective date of such Merger and that appraisal rights are available.

If the Merger is completed, within ten days after the effective date of the Merger, Jade will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Jade capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Jade within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Jade of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Jade capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o Jade Biosciences, Inc., 221 Crescent St., Building 23, Suite 105, Waltham, MA 02453, and should be executed by, or on behalf of, the record holder of shares of Jade capital stock.

ALL DEMANDS MUST BE RECEIVED BY JADE WITHIN 20 DAYS AFTER THE DATE JADE MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the Merger consideration for your shares of Jade capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Jade capital stock.

To be effective, a demand for appraisal by a holder of shares of Jade capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder's name appears on the stockholder's stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Jade. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner's right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

If you hold your shares of Jade capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder's demand and accept the terms of the Merger by delivering a written withdrawal to Jade. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the Merger consideration for your shares of Jade capital stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder's written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Aerovate, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder's previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the "fair value" of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company."

Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the effective time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the Merger consideration for shares of his or her Jade capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

# THE MERGER AGREEMENT

*The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Aerovate, Jade, Merger Sub I or Merger Sub II. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.*

*The Merger Agreement contains representations and warranties that Aerovate, Merger Sub I and Merger Sub II, on the one hand, and Jade, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Aerovate and Jade do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Aerovate or Jade, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Aerovate, Merger Sub I, Merger Sub II and Jade and are modified by the disclosure schedules.*

## Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the Closing, Merger Sub I, a wholly owned subsidiary of Aerovate formed by Aerovate in connection with the Merger, will merge with and into Jade, with Jade surviving as a wholly owned subsidiary of Aerovate, and immediately following such Merger, and as part of the same overall transaction, Jade will merge with and into Merger Sub II with Merger Sub II being the surviving entity of such Merger.

## Completion and Effectiveness of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Jade stockholders and the approval by the Aerovate stockholders of the issuance of Aerovate common stock, including shares of Aerovate common stock issuable upon conversion of Aerovate Series A Preferred Stock, and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the Closing. The Merger will become effective upon the filing of certificates of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Aerovate and Jade and specified in the certificates of Merger. Neither Aerovate nor Jade can predict the exact timing of the consummation of the Merger.

## Merger Consideration

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each then-outstanding share of Jade common stock (including shares of Jade common stock issued in the Jade Pre-Closing Financing) (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Aerovate common stock equal to the Exchange Ratio (described in more detail below) and each then-outstanding share of Jade Preferred Stock (excluding shares to be cancelled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Aerovate Series A Preferred Stock, which are each convertible into 1,000 shares of Aerovate common stock, equal to the Exchange Ratio divided by 1,000, in accordance with the terms of the Merger Agreement.

No fractional shares of Aerovate common stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Aerovate common stock resulting from the conversion of shares of Jade common stock (including shares of Jade common stock issued in the Jade Pre-Closing Financing) shall converted into the right to receive cash equal to such fractional part of a share of Aerovate common stock multiplied by the last reported sale price of Aerovate common stock at 4:00 p.m. (New York City time), end of regular trading hours on Nasdaq on the last trading day prior to the Effective Time.

**Exchange Ratio**

The Exchange Ratio is calculated using a formula intended to allocate existing Aerovate and Jade securityholders a percentage of the Combined Company. Based on Aerovate's and Jade's capitalization as of March 10, 2025, the Exchange Ratio was estimated to be equal to approximately 22.0844 shares of Aerovate common stock for each share of Jade common stock. This estimate is subject to adjustment prior to the closing of the First Merger for Net Cash as of the Net Cash Determination Time (and as a result, Aerovate securityholders could own less, and Jade securityholders (including, for this purpose, investors in the Jade Pre-Closing Financing) could own more, or vice versa, of the Combined Company). Aerovate management currently anticipates that Aerovate's Net Cash as of Closing will be approximately $0, after giving effect to the Cash Dividend, which is expected to be approximately $65.0 million.

Based on the estimates set forth above, after giving effect to the Jade Pre-Closing Financing, and certain other assumptions, immediately following the completion of the Merger, Aerovate securityholders would own approximately 1.4% of the capital stock of the Combined Company post-Merger on a fully-diluted basis, and Jade securityholders, including shares of Jade common stock and Jade pre-funded warrants purchased in the Jade Pre-Closing Financing, would own approximately 98.6% of the capital stock of the Combined Company post-Merger on a fully-diluted basis. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if Jade's net cash as of Closing is lower than $0. Aerovate management currently anticipates Aerovate's Net Cash as of Closing will be approximately $0, after giving effect to the Cash Dividend, which is expected to be approximately $65.0 million, and the currently estimated ownership percentages reflect this projection. There can be no assurance that any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined. For more information on the Jade Pre-Closing Financing, please see the section titled "*Agreements Related to the Merger — Subscription Agreement*" beginning on page 172 of this proxy statement/prospectus.

The Exchange Ratio formula is the quotient obtained (rounded to four decimal places) by dividing the Jade Value Per Share by the Aerovate Value Per Share, in which:

- "Jade Equity Value" means $175,000,000.

- "Jade Outstanding Shares" means the total number of shares of Jade capital stock outstanding immediately prior to the First Effective Time (including any shares of Jade common stock that are issued in, or issuable upon the exercise or conversion of securities issued in, the Jade Pre-Closing Financing), expressed on a fully diluted and as-converted-to-Jade common stock basis assuming, without limitation or duplication the exercise of all Jade options, Jade warrants or other rights or commitments to receive shares of Jade common stock or Jade Preferred Stock (or securities convertible or exercisable into shares of Jade common stock or Jade Preferred Stock, including the Jade convertible notes), whether conditional or unconditional, that are outstanding as of immediately prior to the First Effective Time; provided, that for the avoidance of doubt, Jade Outstanding Shares shall (1) exclude, to avoid the double-counting of, any shares of Jade capital stock underlying the Jade convertible notes that are to be contributed as consideration in the Jade Pre-Closing Financing, and (2) exclude any shares of Jade capital stock underlying any Jade options, Jade warrants and any other equity awards issued under Jade's Amended and Restated 2024 Equity Incentive Plan (including any shares of Jade common stock issuable upon the exercise of such Jade options, Jade warrants or other equity awards) issued to directors, employees, consultants or other service providers following the date of the Merger Agreement but prior to the Closing.

- "Jade Valuation" means the Jade Equity Value, plus an amount equal to the total proceeds contemplated by the Jade Pre-Closing Financing received (including in the total proceeds any Jade convertible note contributed in the Jade Pre-Closing Financing, and any interest, premium and other amounts thereon) by Jade prior to the First Effective Time.

- "Jade Value Per Share" equals the Jade Valuation divided by the number of Jade Outstanding Shares (rounded to four decimal places).

- "Aerovate Outstanding Shares" means the total number of shares of Aerovate capital stock outstanding immediately prior to the First Effective Time (after giving effect, to the extent completed prior to the First Effective Time, to the reverse stock split), assuming (i) the exercise, conversion or exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of Aerovate capital stock which exist immediately prior to the First Effective Time (excluding any Aerovate Series A Preferred Stock issuable following the Closing in accordance with the Merger Agreement), (ii) the settlement in shares of Aerovate common stock of Aerovate options outstanding as of immediately prior to the First Effective Time on a net settlement basis as provided in Section 6.6 of the Merger Agreement and (iii) the settlement in shares of Aerovate common stock of Aerovate RSUs outstanding as of immediately prior to the First Effective Time on a net settlement basis as provided in Section 6.7 of the Merger Agreement. Notwithstanding the foregoing, Aerovate options with an exercise price greater than the Aerovate Closing Price (in each case, as adjusted to take into account the Cash Dividend in accordance with Aerovate's equity plans, as applicable), shall not be included in the total number of shares of Aerovate capital stock for purposes of determining the Aerovate Outstanding Shares to the extent cancelled at or prior to Closing under Section 6.6 of the Merger Agreement.

- "Aerovate Valuation" means (i) $8,000,000, minus (ii) the amount by which Net Cash is less than $0 (if any).

- "Aerovate Value Per Share" equals the Aerovate Valuation divided by the number of Aerovate Outstanding Shares (rounded to four decimal places).

## Calculation of Aerovate's Final Net Cash

Pursuant to the terms of the Merger Agreement, Aerovate's "Net Cash" means, as of close of business on the Closing Date, the sum (without duplication) of the following:

- Aerovate's unrestricted cash, cash equivalents and short-term investments; and

- Certain Aerovate prepaid expenses, deposits, restricted cash and short-term receivables set forth in Aerovate's disclosure letter;

in each case, to the extent capable of use by the Combined Company after the Closing, *minus* the sum of the following:

- Aerovate's short-term and long-term liabilities, including all accounts payable, indebtedness, lease termination costs, all actual and reasonably projected costs and expenses relating to the winding down of the Aerovate's legacy business and any related prepayment penalties and premiums, and any unpaid transaction expenses;

- Any and all change in control payments, severance payments and any payroll or similar taxes owed in connection with the foregoing or any of Aerovate's equity plans, in each case to the extent payable to Aerovate's employees solely as a result of the consummation of the transactions under the Merger Agreement;

- Any and all change in control payments, severance payments and any payroll or similar taxes owed in connection with the foregoing or any of Aerovate's equity plans, in each case to the extent payable to Aerovate's employees solely as a result of the consummation of the transactions contemplated by the Merger Agreement; and

- The Cash Dividend.

No less than ten business days prior to the anticipated Closing Date, (i) Aerovate will deliver to Jade a net cash schedule setting forth, in reasonable detail, Aerovate's good faith estimated calculation of its Net Cash as of the close of business on the anticipated Closing Date, prepared and certified by Aerovate's chief financial officer (or if there is no chief financial officer, the principal financial and accounting officer), as the case may be, and, if requested, the relevant work papers and back-up materials used or useful in preparing the net cash schedule. No later than five business days after delivery of such net cash schedule (the last day of such period referred to as the response date), Jade will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Aerovate (referred to herein as a "dispute notice"). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to Aerovate's Net Cash calculation.

If Jade disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Net Cash. If the parties are unable to negotiate an agreed-upon determination of the disputed items or component thereof within three days after the delivery of the dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Aerovate and Jade. The determination of the amount of Net Cash made by such auditor shall be final and binding on Aerovate and Jade.

Aerovate's Net Cash balance is subject to numerous factors, some of which are outside of Aerovate's control. The actual amount of Net Cash will depend significantly on the timing of the Closing. In addition, the Closing could be delayed if Aerovate and Jade are not able to agree upon the amount of Aerovate's Net Cash as of the Net Cash Determination Time.

## Treatment of Jade Options

Under the terms of the Merger Agreement, each option to purchase shares of Jade common stock that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, will be assumed and converted into an option to purchase shares of Aerovate common stock.

Accordingly, from and after the First Effective Time: (i) each outstanding Jade stock option assumed by Aerovate may be exercised solely for shares of Aerovate common stock; (ii) the number of shares of Aerovate common stock subject to each outstanding Jade stock option assumed by Aerovate will be determined by multiplying (A) the number of shares of Jade common stock that were subject to such Jade stock option assumed by Aerovate, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Aerovate common stock; and (iii) the per share exercise price of each Jade stock option assumed by Aerovate will be determined by dividing (A) the per share exercise price of such Jade stock option, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Jade stock option assumed by Aerovate will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Jade stock option will otherwise remain unchanged.

To the extent provided under the terms of a Jade stock option assumed by Aerovate in accordance with the terms of the Merger Agreement, such Jade stock option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Jade common stock subsequent to the First Effective Time. Following the completion of the Merger, the Combined Company's board of directors or a committee thereof will succeed to the authority and responsibility of Jade's board of directors or any committee thereof with respect to each Jade option assumed by Aerovate in accordance with the terms of the Merger Agreement.

## Treatment of Jade Pre-Funded Warrants

Under the terms of the Merger Agreement, each pre-funded warrant to purchase shares of Jade common stock that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, will be converted into a pre-funded warrant to purchase shares of Aerovate common stock.

Accordingly, from and after the First Effective Time: (i) each outstanding Jade pre-funded warrant assumed by Aerovate may be exercised solely for shares of Aerovate common stock; (ii) the number of shares of Aerovate common stock subject to each outstanding Jade pre-funded warrant assumed by Aerovate will be determined by multiplying (A) the number of shares of Jade common stock issuable upon exercise of the Jade pre-funded warrant that were subject to such Jade pre-funded warrant, as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Aerovate common stock; and (iii) the per share exercise price for the Aerovate common stock issuable upon exercise of each Jade pre-funded warrant assumed by Aerovate will be determined by dividing (A) the per share exercise price of Aerovate common stock subject to such Jade pre-funded warrant as in effect immediately prior to the First Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Each Jade pre-funded warrant assumed by Aerovate will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such Jade pre-funded warrant will otherwise remain unchanged.

To the extent provided under the terms of a Jade pre-funded warrant assumed by Aerovate in accordance with the terms of the Merger Agreement, such Jade pre-funded warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Aerovate common stock subsequent to the First Effective Time. In addition, Aerovate's board of directors or a committee thereof will succeed to the authority and responsibility of Jade's board of directors or any committee thereof with respect to each Jade pre-funded warrant assumed by Aerovate in accordance with the terms of the Merger Agreement.

### Treatment of Aerovate Common Stock and Aerovate Options

Except as contemplated by the proposed increase in the number of authorized shares of Aerovate common stock described in Proposal No. 3 of this proxy statement/prospectus and the proposed reverse stock split of issued and outstanding Aerovate common stock described in Proposal No. 2 of this proxy statement/prospectus, Aerovate common stock will remain unaffected by the Merger.

Under the terms of the Merger Agreement, prior to the Closing, Aerovate's board of directors will accelerate the vesting of all equity awards of Aerovate then outstanding but not then vested or exercisable, and cancel each option to acquire shares of Aerovate common stock with an exercise price per share greater than the Aerovate Closing Price, in each case, in accordance with the terms of the Merger Agreement. At the First Effective Time, (i) each option to acquire shares of Aerovate's common stock with an exercise price less than or equal to the Aerovate Closing Price will be cancelled and converted into the right to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the Aerovate Closing Price over the exercise price per share of Aerovate common stock underlying such Aerovate option by (B) the number of shares of Aerovate common stock underlying such Aerovate option and (ii) each other option to acquire shares of Aerovate's common stock will be cancelled for no consideration.

### Procedures for Exchanging Jade Stock Certificates

Prior to the closing date of the First Merger, Aerovate will select an exchange agent and, at the First Effective Time, Aerovate will deposit with the exchange agent evidence of book-entry shares representing the shares of Aerovate common stock and Aerovate Series A Preferred Stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Jade common stock or Jade Preferred Stock.

Promptly after the First Effective Time, the exchange agent will mail to each record holder of Jade common stock or Jade Preferred Stock (i) a letter of transmittal and (ii) instructions for surrendering the record holder's stock certificates in exchange for the Merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent's instructions and the declaration for tax withholding purposes, the surrender of the record holder's stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or Aerovate, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Aerovate common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Jade common stock or Jade Preferred Stock will be canceled.

After the First Effective Time, each certificate representing Jade common stock or Jade Preferred Stock that has not been surrendered will represent only the right to receive shares of Aerovate common stock or

Aerovate Series A Preferred Stock (as applicable) issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

HOLDERS OF JADE COMMON STOCK OR JADE PREFERRED STOCK SHOULD NOT SEND IN THEIR JADE STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF JADE STOCK CERTIFICATES.

## Directors and Officers of Aerovate Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of Aerovate will resign effective as of the First Effective Time and Aerovate's board of directors will thereafter consist of a total of six new directors designated by Jade. Jade has designated Tom Frohlich, Chris Cain, Eric Dobmeier, Tomas Kiselak, Lawrence Klein and Erin Lavelle to serve as members of Aerovate's board of directors.

In addition, upon the Closing, Tom Frohlich will serve as Chief Executive Officer, Jonathan Quick will serve as Senior Vice President, Finance and Treasurer, Andrew King will serve as Chief Scientific Officer & Head of Research and Development, Hetal Kocinsky will serve as Chief Medical Officer and Elizabeth Balta will serve as General Counsel and Corporate Secretary.

## Amendment of the Amended and Restated Certificate of Incorporation of Aerovate

Aerovate agreed to amend its certificate of incorporation to (i) change Aerovate's name to "Jade Biosciences, Inc.", (ii) effect the proposed reverse stock split, if needed, (iii) authorize a sufficient number of shares of common stock to issue the Merger consideration, (iv) increase the number of shares of Aerovate common stock that Aerovate is authorized to issue to the amount proposed in this Proxy Statement and (v) redomicile Aerovate from Delaware to such jurisdiction as may be determined by Jade.

## Representations and Warranties

The Merger Agreement contains customary representations and warranties of Aerovate, Merger Sub I and Merger Sub II, on one hand, and Jade, on the other hand, for a transaction of this type relating to, among other things:

- corporate organization and power, and similar corporate matters;
- due organization;
- subsidiaries;
- organizational documents;
- authority to enter into the Merger Agreement and the related agreements;
- votes required for completion of the Merger and approval of the proposals that will come before the Aerovate Special Meeting of stockholders and that will be the subject of the Jade stockholder approval;
- except as otherwise specifically disclosed in the Merger Agreement, the fact that the consummation of the Merger would not contravene the organizational documents, certain laws, governmental authorizations or certain contracts of the parties; result in any encumbrances on the parties' assets or require the consent of any third party;
- the parties' efforts with respect to ensuring the inapplicability of Section 203 of the DGCL and other similar takeover laws;
- capitalization;
- financial statements and, with respect to Aerovate, documents filed with the SEC and the accuracy of information contained in those documents;
- material changes or events;
- liabilities;

- title to assets;

- real property and leaseholds;

- intellectual property;

- material contracts;

- the validity of material contracts to which the parties or their subsidiaries are a party and any default of such contracts;

- regulatory compliance, permits and restrictions;

- legal proceedings and orders;

- tax matters;

- employee and labor matters and benefit plans;

- environmental matters;

- with respect to Jade, the subscription agreement;

- insurance;

- financial advisors and similar fees;

- certain transactions or relationships with affiliates;

- privacy and data security; and

- with respect to Aerovate, the valid issuance in the Merger of Aerovate common stock.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger. The accuracy of the representations and warranties of each of Aerovate and Jade form the basis of certain of the conditions to the obligations of Aerovate and Jade to complete the Merger, subject to materiality thresholds.

**Covenants; Conduct of Business Pending the Merger**

Aerovate has agreed that, except as contemplated or permitted by the Merger Agreement, as required by law, or unless Jade has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement, Aerovate will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain material contracts. Aerovate has also agreed that, subject to certain limited exceptions and except as contemplated or permitted by the Merger Agreement, as required by law, or unless Jade has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement, it will not, and will not cause or permit any of its subsidiaries to:

- declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Aerovate common stock from terminated employees, directors or consultants of Aerovate);

- sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for Aerovate common stock issued upon the valid exercise of outstanding Aerovate options or Aerovate RSU awards, as applicable), any option, warrant or right to acquire any capital stock or any other security or any instrument convertible into or exchangeable for any capital stock or other security;

- except as required to give effect to anything in contemplation of the Closing, amend the certificate of incorporation, bylaws or other similar organizational documents of Aerovate, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

- form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

- lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment;

- other than as expressly required by applicable law or the terms of any Aerovate employee benefit plan in effect as of the date of the Merger Agreement, adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire or terminate (other than for cause, or absent such a definition of cause, for conduct that Aerovate or such subsidiary determines in good faith constitutes material misconduct) any officer, employee or consultant;

- enter into any material transaction outside the ordinary course of business;

- acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties;

- make, change or revoke any material tax election; file any amended income or other material amendment to any tax return; settle or compromise any material tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); enter into any "closing agreement" as described in Section 7121 of the Code (or any similar law) with any governmental entity; surrender any material claim for refund; or adopt or change any material accounting method in respect of taxes;

- waive, settle or compromise any pending or threatened legal proceeding against Aerovate or any of its subsidiaries, other than waivers, settlements or agreements for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and that do not impose any material restrictions on the operations or businesses of Aerovate or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Aerovate or any of its subsidiaries;

- delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

- forgive any loans to any person, including its employees, officers, directors or affiliate;

- sell, assign, transfer, license, sublicense or otherwise dispose of any intellectual property of Aerovate (other than in the ordinary course of business);

- terminate or modify in any material respect, or fail to exercise renewal rights to, any material insurance policy;

- enter into, amend, terminate, or waive any material option or right under, any of Aerovate's material contracts;

- enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, exercise any extension or expansion right under or violate or terminate any of the terms of any real property leases of Aerovate;

- other than as expressly required by law or generally accepted accounting principles, take any action to change accounting policies or procedures;

- materially change pricing or royalties or other payments set or charged by Aerovate or any of subsidiaries to its customers or licensees;

- agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Aerovate or any of subsidiaries;

- agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing restrictions, Aerovate is expressly permitted to engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of its legacy business (including terminating its real estate leases and other contracts) and is expressly permitted to declare and pay a dividend on the shares of Aerovate common stock outstanding prior to the First Effective Time (excluding for the avoidance of doubt any shares of Aerovate common stock issuable pursuant to the Merger), up to an amount equal in the aggregate to Aerovate's reasonable, good faith approximation of the amount by which Aerovate's Net Cash at the First Effective Time will exceed $0.

Jade has agreed that, except as contemplated or permitted by the Merger Agreement or the Subscription Agreement, as required by law, or unless Aerovate shall have provided its written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement, Jade will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain contracts. Jade has also agreed that, subject to certain limited exceptions and except as contemplated or permitted by the Merger Agreement or the Subscription Agreement, as required by law, or unless Jade has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the First Effective Time and the termination of the Merger Agreement, it will not, and will not cause or permit its subsidiary to:

- declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of common stock from terminated employees, directors or consultants of Jade);

- except as required to give effect to anything in contemplation of the Closing, amend the certificate of incorporation, bylaws or other organizational documents of Jade, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

- other than in the ordinary course of its business, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any of the foregoing actions with respect to more than 25% of the shares of Jade capital stock outstanding as of the date the Merger Agreement was signed: any capital stock or other security of Jade or its subsidiaries (except for shares of outstanding Jade common stock issued upon the valid exercise or settlement of Jade options in accordance with their terms as in effect as of the date of the Merger Agreement); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security of Jade or its subsidiaries;

- other than in the ordinary course of its business, form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

- lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others;

- sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties, except in the ordinary course of business;

- waive, settle or compromise any pending or threatened legal proceeding against Jade or its subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Jade or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Jade or any of its subsidiaries;

- delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business;

- sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property of Jade, other than in the ordinary course of business; or

- agree, resolve or commit to do any of the foregoing.

**Non-Solicitation**

Each of Aerovate and Jade have agreed that, except as described below, Aerovate and Jade and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

- solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry;

- furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

- engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

- approve, endorse or recommend any Acquisition Proposal, subject to the terms of the Merger Agreement;

- execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction;

- take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

- publicly propose to do any of the foregoing.

An "Acquisition Inquiry" means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Jade, on the one hand, or Aerovate on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal, other than the Jade Pre-Closing Financing or the issuance of any Jade convertible notes.

An "Acquisition Proposal" means, with respect to either party, any proposal or offer, whether written or oral from any person (other than an offer or proposal made or submitted by or on behalf of Jade or any of its affiliates, on the one hand, or by or on behalf of Aerovate or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to an Acquisition Transaction with such party (other than in connection with the Jade Pre-Closing Financing, Aerovate's leases, the sale by Aerovate of its legacy assets or the exercise or repurchase of existing equity interests).

An "Acquisition Transaction" means any transaction or series of related transactions (other than a sale by Aerovate of its legacy assets, the issuance of convertible notes by Jade or the Jade Pre-Closing Financing) involving:

- any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which any individual, entity, governmental entity, or "group," as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Aerovate or Jade or any of their respective subsidiaries or (ii) in which Aerovate, Jade or Merger Subs or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities; or

- any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Aerovate or Jade and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the Aerovate stockholders or Jade stockholders required to consummate the Merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party's board of directors determines in good faith, after consultation with such party's financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

- such Acquisition Proposal was not obtained or made as a direct or indirect result of a breach of the Merger Agreement;

- such party's board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable law;

- at least two business days prior to furnishing any non-public information or entering into discussions with a third party, such party gives the other party written notice of the identity of the third party and of that party's intention to furnish non-public information to, or enter into discussions with, such third party;

- such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Aerovate and Jade; and

- at least two business days prior to furnishing any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A "Superior Offer" means an unsolicited *bona fide* written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement and (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to that party's stockholders than the terms of the transactions contemplated by the Merger Agreement.

The Merger Agreement also provides that each party will promptly (and in no event later than one business day after such party receives any such Acquisition Proposal or Acquisition Inquiry) advise the other party of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

### Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, both Jade and Aerovate agreed that their respective board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of such party's board of directors in a manner adverse to the other party except for in limited circumstances described below.

At any time prior to the approval of the Merger by each party's respective stockholders, if (i) such party has received a bona fide written Acquisition Proposal that the such party's board of directors determines, following consultation with its outside legal counsel and financial advisor, to be a Superior

Offer, or (ii) a material development or change in circumstances (other than any such event, development or change to the extent related to any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, or the fact, in and of itself, that such party meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of such party and occurs or arises after the date the Merger Agreement was executed.

In the case of a change recommendation due to a material development or change in circumstance, such party's board of directors must first promptly notify the other party, in writing, at least four business days before making a change in its recommendation, stating the material facts and circumstances related to the applicable material development or change in circumstance and that such party's board of directors intends to make a change in its recommendation.

In the case of a change its recommendation due to a Superior Offer, such party's board of directors must first:

- determine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and

- negotiate with the other party in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, during the required four business day notice period and provide the other party with certain information regarding such Superior Offer.

If the other party delivers a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the party considering a change in the recommendation of its board of directors must redetermine in good faith, based on the advice of its outside legal counsel, that the failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement).

**Meeting of Aerovate's Stockholders and Written Consent of Jade's Stockholders**

Aerovate is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Aerovate common stock for the purpose of considering and voting to approve the Merger Agreement and the transactions contemplated thereby (including the Merger) and amendments to the Aerovate Charter as further described herein. The Aerovate Special Meeting will be held as promptly as practicable after this registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of this registration statement on Form S-4.

Promptly after this registration statement on Form S-4 has been declared effective, and no later than two business days thereafter, Jade is required to obtain the approval by written consent from the holders of a majority of the outstanding shares of Jade's common stock and preferred stock, voting together as a single class on an as-converted basis and the holders of a majority of the outstanding shares of Jade Preferred Stock, voting as a separate class, to (x) adopt and approve the Merger Agreement and the Merger or the transactions contemplated thereby (including the Merger), (y) acknowledge that the approval given thereby is irrevocable and that such stockholders are aware of their rights to demand appraisal for their shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (z) acknowledge that by their approval of the Merger, they are not entitled to appraisal rights with respect to their shares in connection with the Merger and thereby waive any rights to receive payment of the fair value of their capital stock under the DGCL. Reasonably promptly following receipt of such consents, Jade will prepare, and cause to be mailed to its stockholders who did not execute such consents, a notice in accordance with the DGCL.

**Regulatory Approvals**

Each party agreed to use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority. Aerovate and Jade do not intend to seek any regulatory approval from antitrust or other regulatory authorities to consummate the transactions.

## Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the First Effective Time through the sixth anniversary of the date on which the First Effective Time occurs, Aerovate and the surviving entity in the Second Merger agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the First Effective Time, a director or officer of Aerovate or Jade, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Aerovate or of Jade, whether asserted or claimed prior to, at or after the First Effective Time, in each case, to the fullest extent permitted under the DGCL. From and after the First Effective Time, Aerovate and the surviving corporation in the Merger will also fulfill Aerovate's and Jade's indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the First Effective Time, a director or officer of Aerovate or Jade.

The certificate of formation and limited liability company agreement of the surviving entity will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in Aerovate's certificate of incorporation and Aerovate's amended and restated bylaws.

From and after the First Effective Time, Aerovate will maintain director and officers' liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Aerovate. In addition, Aerovate will secure and purchase a six year "tail policy" on Aerovate's existing directors' and officers' liability insurance policy with an effective date as of the date of the closing of the First Merger.

## Closing Cash Dividend

Aerovate shall declare the Cash Dividend to the holders of record of outstanding shares of Aerovate common stock as of a record date prior to the first effective time, to be determined by the Aerovate board of directors, which shall be implemented and performed such that Aerovate's Net Cash, after taking into account such Cash Dividend, shall be no less than $0 as of the Closing. Subject to such adjustment, and as set forth in the Merger Agreement, the Cash Dividend shall be approximately $65.0 million in the aggregate. The ex-dividend date in respect of such Cash Dividend (i.e. the date on which shares of Aerovate common stock shall trade without the right to receive the Cash Dividend) will be determined by Nasdaq. Aerovate stockholders of record who continue to hold their eligible shares of Aerovate common stock until market open on the ex-dividend date will be entitled to payment of the Cash Dividend. Aerovate expects the Cash Dividend to be paid to Aerovate stockholders of record entitled to receive the Cash Dividend prior to the Closing.

## Additional Agreements

Each of Aerovate and Jade has agreed to use its reasonable best efforts to cause to be taken all actions necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

- make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;

- use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the Merger and the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

- use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement; and

- use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

Pursuant to the Merger Agreement, Aerovate and Jade have further agreed that:

- Aerovate will use its commercially reasonable efforts to maintain its listing on Nasdaq and cause the shares of Aerovate common stock (including any shares of Aerovate common stock issuable upon conversion of the Aerovate Series A Preferred Stock) being issued in the Merger to be approved for listing on Nasdaq at or prior to the First Effective Time.

- Aerovate will keep Jade reasonably informed regarding any stockholder litigation against Aerovate or any of its directors relating to the Merger Agreement or the transactions contemplated thereby. Aerovate will (i) give Jade the opportunity to participate in the defense, settlement or prosecution of any such litigation (ii) consult with Jade with respect to the defense, settlement and prosecution of any such litigation and (iii) consider in good faith Jade's advice with respect to such litigation.

## Conditions to the Completion of the Merger

The following contains a description of all material conditions to the completion of the Merger.

Each party's obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of various conditions, which include the following:

- the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or any proceeding seeking a stop order that has not been withdrawn; and any material state securities laws applicable to the issuance of the shares of Aerovate's capital stock in connection with the Merger or any of the other transactions contemplated by the Merger Agreement shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of Aerovate's capital stock by any applicable state securities commissioner or court of competent jurisdiction;

- there must not have been issued, and remain in effect, any order preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement by any governmental authority of competent jurisdiction, and there must not be any law, statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement in effect which has the effect of making the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement illegal;

- the holders of a majority of the outstanding shares of Jade's common stock and preferred stock, voting together as a single class on an as-converted basis and the holders of a majority of the outstanding shares of Jade Preferred Stock, voting as a separate class, must have adopted and approved the Merger Agreement and the transactions contemplated thereby by written consent, or the Jade stockholder approval;

- the holders of the shares of Aerovate common stock constituting a majority of the votes properly cast at the Aerovate Special Meeting must have approved the Merger Agreement and the transactions contemplated thereby;

- the initial listing application for Aerovate's common stock on Nasdaq (including any shares of Aerovate's common stock issuable upon conversion of the shares of Aerovate Series A Preferred Stock) shall have been approved by Nasdaq;

- the lock-up agreements executed by certain stockholders of Jade will continue to be in full force and effect as of immediately following the First Effective Time;

- the Aerovate Charter amendment shall have been duly filed with the Secretary of State of the State of Delaware, containing such amendments as are necessary to consummate the transactions contemplated by the Merger Agreement; and

- Aerovate shall have filed a Certificate of Designation with the Secretary of State of the State of Delaware designating the Aerovate Series A Preferred Stock.

In addition, each party's obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

- the other party's representations and warranties being true and correct as of the Closing Date, subject to applicable materiality qualifiers;

- the other party to the Merger Agreement must have performed or complied with in all material respects all of such party's agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the First Effective Time;

- the lack of a material adverse effect that is continuing with respect to the other party; and

- the other party having delivered certain certificates and other documents required under the Merger Agreement for the Closing.

In addition, the obligation of Aerovate and Merger Subs to complete the Merger is further subject to the Subscription Agreement being in full force and effect and cash proceeds of not less than $175 million having been received by Jade, substantially simultaneously with the Closing.

## Termination and Termination Fee

### *Termination of the Merger Agreement*

The Merger Agreement may be terminated at any time before the First Effective Time, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

(a) by mutual written consent of Aerovate and Jade;

(b) by either Aerovate or Jade, if the Merger has not been consummated by April 30, 2025 (subject to possible extension as provided in the Merger Agreement); *provided, however*, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before April 30, 2025 and such action or failure to act constitutes a breach of the Merger Agreement;

(c) by either Aerovate or Jade, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or any of the transactions contemplated by the Merger Agreement;

(d) by either Aerovate or Jade, if the Jade stockholder approval has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; *provided* that this right to terminate the Merger Agreement will not be available to Aerovate or Jade once Jade obtains such stockholder approval; and *provided, further*, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure to obtain the Jade stockholder approval and such action or failure to act constitutes a breach of the Merger Agreement;

(e) by either Aerovate or Jade, if the Aerovate Special Meeting has been held and completed and Aerovate stockholders have taken a final vote on the Merger Proposals set forth herein to be considered at the Aerovate Special Meeting, and the Merger Proposals have not been approved by the Aerovate stockholders; *provided* that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure to obtain the Aerovate stockholder approval at the Aerovate Special Meeting and such action or failure to act constitutes a breach of the Merger Agreement;

(f) by Jade, at any time prior to obtaining the approval by Aerovate stockholders of the Merger Proposals set forth herein to be considered at the Aerovate Special Meeting, if any of the following circumstances shall occur:

- Aerovate fails to include in this proxy statement/prospectus Aerovate's board of directors' recommendation that Aerovate stockholders vote to approve the Merger Proposals set forth herein to be considered at the Aerovate Special Meeting;

- Aerovate's board of directors, or any committee thereof, makes an Aerovate board recommendation change in a manner adverse to Jade (or publicly proposes to do so), or adopts, approves or recommends any Acquisition Proposal (or publicly proposes to do so);

- Aerovate enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

- a tender offer or exchange offer for outstanding shares of Aerovate common stock commences, and Aerovate's board of directors (or any committee thereof) recommends that the Aerovate stockholders tender their shares in such tender or exchange offer or, within ten business days after the commencement of such tender offer or exchange offer, Aerovate's board of directors fails to recommend against acceptance of such offer; or

- Aerovate fails to issue a press release confirming Aerovate's board of directors' recommendation that Aerovate stockholders vote to approve the Merger Proposals set forth herein to be considered at the Aerovate Special Meeting within ten business days following Jade's written request to Aerovate to issue such press release in response to any other publicly announced Acquisition Proposal with respect to Aerovate.

(g) by Aerovate, at any time prior to obtaining the Jade stockholder approval, if any of the following circumstances shall occur:

- Jade's board of directors publicly approves, endorses or recommends any Acquisition Proposal; or

- Jade enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

(h) by Jade, if Aerovate or Merger Subs have breached any of their representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Aerovate has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy; *provided* that Jade is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; *provided, further*, if such breach or inaccuracy is curable, then Jade shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Jade to Aerovate or Merger Subs and Jade's intention to terminate pursuant to this paragraph and (ii) Aerovate and Merger Subs (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that Jade shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Aerovate or Merger Subs is cured prior to such termination becoming effective);

(i) by Aerovate, if Jade has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Jade has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy; *provided* that Aerovate is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; *provided, further*, if such breach or inaccuracy is curable, then Aerovate shall not be permitted to terminate the Merger Agreement pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Aerovate to Jade and Aerovate's intention to terminate pursuant to this paragraph and (ii) Jade ceasing to exercise commercially reasonable efforts to cure such breach following delivery of such written notice (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Jade is cured prior to such termination becoming effective); or

(j)    by Aerovate (at any time prior to obtaining the Aerovate stockholder approval), concurrently with Aerovate's entering into a definitive agreement for a superior offer, subject to certain conditions.

### Termination Fees Payable by Aerovate

Aerovate must pay Jade a termination fee of $2,340,000 if (i) the Merger Agreement is terminated by Aerovate or Jade pursuant to clause (e) above or by Jade pursuant to clause (f) above, (ii) at any time after the date of the Merger Agreement and prior to the Aerovate Special Meeting, an Acquisition Proposal with respect to Aerovate will have been publicly announced, disclosed or otherwise communicated to Aerovate's board of directors (and will not have been withdrawn), and (iii) within 12 months after the date of such termination, Aerovate enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

### Termination Fees Payable by Jade

Jade must pay Aerovate a termination fee of $5,250,000 if (i) the Merger Agreement is terminated by Aerovate or Jade pursuant to clause (d) above or by Aerovate pursuant to clause (g) above, (ii) at any time after the date of the Merger Agreement and before obtaining the Jade stockholder approval, an Acquisition Proposal with respect to Jade will have been publicly announced, disclosed or otherwise communicated to Jade's board of directors (and will not have been withdrawn), and (iii) within six months after the date of such termination, Jade enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

### Amendment and Waiver

The Merger Agreement may be amended by the parties to the Merger Agreement by action taken or authorized by their respective boards of directors at any time, whether before or after the approval of the Merger Agreement by either party's stockholders has been obtained; *provided*, that after approval of the Merger Agreement has been obtained by either party's stockholders, no amendment may be made that pursuant to applicable law requires further approval or adoption by the stockholders of either party, without such further approval or adoption.

Any provision of the Merger Agreement may be waived by any party solely on that party's behalf, without the consent of any other party, to the extent permitted by applicable law; *provided*, that after approval of the Merger Agreement has been obtained by either party's stockholders, no waiver may be made that pursuant to applicable law requires further approval or adoption by the stockholders of either party, without such further approval or adoption. The waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of such party, which will only be valid in the specific instance in which it is given. No failure or delay on the part of any party with respect to the exercise of any right or power under the Merger Agreement will operate as a waiver of such right or power. Furthermore, no single or partial exercise of any such right or power will preclude any other or further exercise thereof or of any other right or power.

### Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled "*The Merger Agreement — Termination and Termination Fee*" beginning on page 169 of this proxy statement/prospectus, and except that Aerovate and Jade will share equally in any fees and expenses incurred in relation to the filings with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements and paid to a financial printer or the SEC.

# AGREEMENTS RELATED TO THE MERGER

## Support Agreements

Certain Jade stockholders holding approximately 99.0% of the outstanding shares of Jade capital stock have entered into Jade Support Agreements with Aerovate and Jade to vote all of their shares of Jade capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative Acquisition Proposals. Certain Aerovate stockholders holding approximately 37.7% of the outstanding shares of Aerovate common stock have entered into Aerovate Support Agreements with Aerovate and Jade to vote all of their shares of Aerovate common stock in favor of, among others, the proposals presented herein.

The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by the full text of the form of parent stockholder support agreement and the form of company stockholder support agreement, which are attached hereto as *Annex J* and *Annex K*, respectively.

## Lock-Up Agreements

Certain of Jade's executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Aerovate's common stock or any securities convertible into or exercisable or exchangeable for Aerovate common stock, currently or thereafter owned, including shares of Aerovate common stock issuable upon conversion of Aerovate Series A Preferred Stock issued in exchange for shares of Jade Preferred Stock in the Merger, but excluding, as applicable, shares purchased by existing Jade stockholders in the Jade Pre-Closing Financing (including any shares of Aerovate common stock issuable upon exercise of pre-funded warrants issued in exchange for pre-funded warrants to purchase shares of Jade common stock sold in the Jade Pre-Closing Financing), until 180 days after the effective time.

The Jade stockholders who have executed lock-up agreements as of March 10, 2025 owned, in the aggregate, approximately 99.0% of the shares of Jade's outstanding capital stock.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as *Annex L*.

## Subscription Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain new and existing investors of Jade entered into the Subscription Agreement with Jade, pursuant to which such investors have agreed to purchase immediately prior to the Merger, shares of Jade common stock or, in lieu thereof, Jade pre-funded warrants, representing an aggregate commitment of approximately $300.0 million (which reflects the conversion of the previously issued $95 million of convertible notes), in the Jade Pre-Closing Financing. The convertible notes convert into shares of Jade common stock equal to the principal plus accrued and unpaid interest divided by the applicable conversion price thereunder. For purposes of the Jade Pre-Closing Financing, the conversion price is equal to the price per share sold in the Jade Pre-Closing Financing multiplied by 0.80. Accordingly, the aggregate value of shares of Jade common stock or Jade pre-funded warrants received by holders of convertible notes in the Jade Pre-Closing Financing is approximately $126.3 million and the value of the remaining shares of Jade common stock or pre-funded warrants issued in the Jade Pre-Closing Financing is $205 million, for a total value of securities issued of approximately $331.3 million. Under the Subscription Agreement, the number of shares of Jade common stock or pre-funded warrants, as applicable, shall be determined at a purchase price per share or pre-funded warrant equal to (i) a valuation for Jade equal to approximately $175 million, (ii) divided by the number of shares of Jade common stock outstanding immediately prior to the First Effective Time (including the securities being issued under the Subscription Agreement).

The Jade pre-funded warrants will have an exercise price per share equal to $0.0001 (as adjusted from time to time as provided in the form of pre-funded warrant) and may be exercised at any time and from time to time after the original issue date. The Jade pre-funded warrants do not expire. The foregoing description of the form of pre-funded warrant does not purport to be complete and is qualified in its entirety by the full text of the form of pre-funded warrant, which is filed as Exhibit 4.4 to the registration statement of which this proxy statement/prospectus forms a part.

The shares of Jade common stock and Jade pre-funded warrants that are issued in the Jade Pre-Closing Financing will be or will have the right to be, respectively, converted into shares of Aerovate common stock in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, Aerovate stockholders will also be approving the issuance of shares of Aerovate common stock to be issued in exchange for all shares of Jade common stock and pre-funded warrants that are sold in the Jade Pre-Closing Financing.

The Subscription Agreement contains customary representations and warranties of Jade and also contains customary representations and warranties of the purchaser parties thereto.

Each purchaser's obligation to purchase shares of Jade common stock and/or Jade pre-funded warrants from Jade pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

- Jade's representations and warranties in the Subscription Agreement being true and correct in all respects as of the effective date of the Subscription Agreement and true and correct in all material respects as of the closing date for the Jade Pre-Closing Financing, subject to certain exceptions;

- Jade having performed and complied in all material respects with the obligations and conditions required to be performed or complied with by it;

- the issuance of a compliance certificate by an authorized officer of Jade;

- all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the securities under the Subscription Agreement having been obtained and in full force and effect;

- the issuance of a secretary's certificate by the secretary of Jade;

- the satisfaction or waiver of all conditions to the Closing set forth in the Merger Agreement (other than the condition regarding the Jade Pre-Closing Financing and other than those conditions which, by their nature, are to be satisfied at the Closing of the transactions contemplated by the Merger) and the Closing being set to occur substantially concurrently with the closing of the Jade Pre-Closing Financing;

- no injunction having been issued prohibiting the consummation of the Jade Pre-Closing Financing;

- Jade having delivered the registration rights agreement required by the Subscription Agreement;

- this registration statement on Form S-4 shall have been become effective under the Securities Act, no stop order shall be suspending the effectiveness of this registration statement and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC;

- the Nasdaq Listing Application shall have been approved by Nasdaq;

- no material adverse effect shall have occurred that is continuing, since the date of the Subscription Agreement;

- Jade having received at Closing aggregate proceeds from the purchase of securities pursuant to the Subscription Agreement of not less than $175 million (including in the proceeds any convertible securities contributed as consideration in accordance with the Subscription Agreement); and

- an opinion from Company counsel, dated as of the Closing.

Jade's obligation to sell shares of Jade common stock to each purchaser pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

- the representations and warranties made by the purchasers being true and correct as of the closing date of the Jade Pre-Closing Financing, subject to certain exceptions;

- each purchaser having performed and complied with all obligations and conditions required to be performed or complied with by each purchaser;

- no injunction having been issued prohibiting the consummation of the Jade Pre-Closing Financing;

- each investor having delivered the registration rights agreement required by the Subscription Agreement; and

- Jade having received payment in full from each investor as required by the Subscription Agreement, subject to certain exceptions.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Subscription Agreement, which is attached hereto as *Annex M*.

**Registration Rights Agreement**

The Subscription Agreement contemplates Aerovate, Jade and the investors participating in the Jade Pre-Closing Financing entering into a registration rights agreement at the closing of the Jade Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to provide for the registration and resale of certain shares of Jade common stock that are held by the investors participating in the Jade Pre-Closing Financing from time to time, including the shares of Aerovate common stock issued in exchange for shares of Jade common stock sold in the Jade Pre-Closing Financing and Jade pre-funded warrants assumed upon conversion of the Jade pre-funded warrants sold in the Jade Pre-Closing Financing (including shares issuable upon exercise of such pre-funded warrants).

Pursuant to the registration rights agreement, the Combined Company will agree to prepare and file a resale registration statement covering the resale of the Aerovate common stock within 30 business days of the Closing pursuant to Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the earlier of (a) the date that all registrable securities covered by such registration statement (i) have been sold thereunder or pursuant to Rule 144 of the Securities Act ("Rule 144"), or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Combined Company to be in compliance with the current public information requirement under Rule 144, and (b) five years after the date of the registration rights agreement.

The registration rights agreement also provides that the Combined Company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities. The form of registration rights agreement is filed as Exhibit 10.5 to this registration statement on Form S-4 of which this proxy statement/prospectus is a part, and the foregoing description of the registration rights agreement is qualified in its entirety by reference thereto.

# AEROVATE EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table identifies Aerovate's executive officers and sets forth their current positions at Aerovate and their ages as of March 10, 2025.

| Name | Position Held with Aerovate Therapeutics, Inc. | Officer Since | Age |
|---|---|---|---|
| *Executive Officers* | | | |
| Timothy P. Noyes . . . . . . . . . . . . . . . . . . . . . . | Chief Executive Officer and Director | 2021 | 63 |
| George A. Eldridge . . . . . . . . . . . . . . . . . . . . | Chief Financial Officer and Treasurer | 2021 | 61 |

## Executive Officers

You should refer to "*Proposal No. 1 — The Director Election Proposal — Nominees for Election as Class I Directors*" above for information about Aerovate's Chief Executive Officer, Timothy P. Noyes. Biographical information for Aerovate's other executive officers, as of March 10, 2025, is set forth below.

***George A. Eldridge*** Mr. Eldridge has served as Aerovate's Chief Financial Officer since March 2021. Prior to joining Aerovate, from October 2020 to March 2021, Mr. Eldridge served as Senior Vice President and Chief Financial Officer of Lyndra Therapeutics, Inc., or Lyndra, after consulting with Lyndra since August 2020. Prior to joining Lyndra, from February 2020 to October 2020, Mr. Eldridge served as a consultant and acting Chief Financial Officer to Sollis Therapeutics Inc. From September 2013 to January 2020, Mr. Eldridge was Senior Vice President and Chief Financial Officer of Proteon. Prior to joining Proteon, from 2009 to 2013, Mr. Eldridge served as a consultant to various companies in the biotechnology industry, acting as a chief financial officer and providing advisory services. From September 2006 to March 2009, Mr. Eldridge was Chief Financial Officer of Targanta Therapeutics Corporation until its acquisition in 2009 by The Medicines Company. Before working at Targanta, Mr. Eldridge served as Chief Financial Officer of Therion Biologics Corporation, or Therion, from 2002 to 2006. Prior to Therion, Mr. Eldridge served as Chief Financial Officer of Curis, Inc. (previously Ontogeny, Inc.) and Boston Life Sciences, Inc. Prior to working in the biotechnology field, Mr. Eldridge was an investment banker at Kidder Peabody & Co, Inc. Mr. Eldridge holds a B.A. from Dartmouth College and an M.B.A. from the University of Chicago, Booth School of Business.

There are no material legal proceedings to which any of Aerovate's executive officers is a party adverse to Aerovate or in which any such person has a material interest adverse to Aerovate.

## Director Nomination Process

Aerovate's nominating and corporate governance committee is responsible for identifying individuals qualified to serve as Aerovate directors, consistent with criteria approved by Aerovate's board of directors, and recommending such persons to be nominated for election as directors, except where Aerovate is legally required by contract, law or otherwise to provide third parties with the right to nominate.

The process followed by Aerovate's nominating and corporate governance committee to identify and evaluate director candidates includes requests to Aerovate board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by Aerovate's management, recruiters, members of the committee and Aerovate's board of directors. The qualifications, qualities and skills that Aerovate's nominating and corporate governance committee believes must be met by a committee-recommended nominee for a position on Aerovate's board of directors are as follows:

- Nominees should demonstrate high standards of personal and professional ethics and integrity.

- Nominees should have proven achievement and competence in the nominee's field and the ability to exercise sound business judgment

- Nominees should have skills that are complementary to those of the existing board.

- Nominees should have the ability to assist and support management and make significant contributions to the Aerovate's success.

- Nominees should have an understanding of the fiduciary responsibilities that are required of a member of Aerovate's board of directors and the commitment of time and energy necessary to diligently carry out those responsibilities.

Stockholders may recommend individuals to Aerovate's nominating and corporate governance committee for consideration as potential director candidates. Any such proposals should be submitted to Aerovate's corporate secretary at Aerovate's principal executive offices no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the one-year anniversary of the date of the preceding year's annual meeting and should include appropriate biographical and background material to allow Aerovate's nominating and corporate governance committee to properly evaluate the potential director candidate and the number of shares of Aerovate stock beneficially owned by the stockholder proposing the candidate. Stockholder proposals should be addressed to Aerovate Therapeutics, Inc., 930 Winter Street, Suite M-500, Waltham, MA 02451, Attention: Corporate Secretary. Assuming that biographical and background material has been provided on a timely basis in accordance with Aerovate's bylaws, any recommendations received from stockholders will be evaluated in the same manner as potential nominees proposed by Aerovate's nominating and corporate governance committee. If Aerovate's board of directors determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included on Aerovate's proxy card for the next annual meeting of stockholders. See the section of this proxy statement titled "Stockholder Proposals" for a discussion of submitting stockholder proposals.

### Director Independence

Aerovate's common stock is listed on The Nasdaq Global Market, or Nasdaq. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company's board of directors within twelve months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Nasdaq listing rules, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board of directors service; or (2) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In February 2025, Aerovate's board of directors undertook a review of the composition of its board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, Aerovate's board of directors has determined that all members of Aerovate's board of directors, except Timothy P. Noyes, are independent directors, including for purposes of Nasdaq and the SEC rules. In making that determination, Aerovate's board of directors considered the relationships that each director has with Aerovate and all other facts and circumstances Aerovate's board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of Aerovate's capital stock by each director and respective affiliations, including non-employee directors that are affiliated with certain of Aerovate's major stockholders. Timothy P. Noyes is not an independent director under these rules because he is currently employed as Aerovate's chief executive officer. In addition, Maha Katabi, Ph.D. was independent during the period she served on the Aerovate board of directors. Aerovate expects that the composition and functioning of Aerovate's board of directors and each of Aerovate's committees will continue to comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC. There are no family relationships among any of Aerovate's directors or executive officers.

**Board Diversity**

Although Aerovate's board of directors does not have a formal policy regarding diversity, Aerovate's nominating and corporate governance committee's evaluation of director nominees includes consideration of their ability to contribute to the diversity of personal and professional experiences, opinions, perspectives and backgrounds on Aerovate's board of directors. Nominees are not discriminated against based on race, color, religion, sex, ancestry, national origin, sexual orientation, disability or any other basis prescribed by law. Aerovate's nominating and corporate governance committee assess the effectiveness of this approach as part of its review of its board of directors' composition as well as in the course of the Aerovate board of directors' and nominating and corporate governance committee's self-evaluation.

**Board Committees**

Aerovate's board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which operate pursuant to a charter adopted by Aerovate's board of directors. Aerovate believes that the composition and functioning of all of its committees comply with the applicable requirements of Nasdaq, the Sarbanes-Oxley Act of 2002 and SEC rules and regulations that are applicable to Aerovate. Aerovate intends to comply with future requirements to the extent they become applicable to Aerovate.

The full text of Aerovate's audit committee charter, compensation committee charter and nominating and corporate governance charter is posted on the investor relations portion of Aerovate's website at *https://ir.aerovatetx.com/governance/documents-committee-composition*. Aerovate does not incorporate the information contained on, or accessible through, its corporate website into this proxy statement/prospectus, and you should not consider it a part of this proxy statement/prospectus.

*Audit Committee*

Habib J. Dable, Allison Dorval and Mark Iwicki serve on Aerovate's audit committee, which is chaired by Ms. Dorval. Maha Katabi, Ph.D., served on Aerovate's audit committee until October 2024, when she was replaced by Mr. Dable. Aerovate's board of directors has determined that each member of Aerovate's audit committee is "independent" for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on Aerovate's audit committee. Aerovate's board of directors has designated Ms. Dorval as an "audit committee financial expert," as defined under the applicable rules of the SEC. During the fiscal year ended December 31, 2024, Aerovate's audit committee met five times. The report of Aerovate's audit committee is included in this proxy statement/prospectus under "Report of the Audit Committee." Aerovate's audit committee's responsibilities include:

- appointing, approving the compensation of and assessing the independence of Aerovate's independent registered public accounting firm;

- pre-approving auditing and permissible non-audit services and the terms of such services, to be provided by Aerovate's independent registered public accounting firm;

- reviewing the overall audit plan with Aerovate's independent registered public accounting firm and members of management responsible for preparing Aerovate's financial statements;

- reviewing and discussing with management and Aerovate's independent registered public accounting firm Aerovate's annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by Aerovate;

- coordinating the oversight and reviewing the adequacy of Aerovate's internal control over financial reporting;

- establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

- recommending based upon the Aerovate audit committee's review and discussions with management and Aerovate's independent registered public accounting firm whether Aerovate's audited financial statements shall be included in Aerovate's Annual Report on Form 10-K;

- monitoring the integrity of Aerovate's financial statements and Aerovate's compliance with legal and regulatory requirements as they relate to Aerovate's financial statements and accounting matters;

- reviewing and discussing with management certain of Aerovate's insurance programs;

- reviewing and discussing with management and Aerovate's board of directors Aerovate's cybersecurity risks, including information security and technology risks;

- preparing Aerovate's audit committee report required by SEC rules to be included in Aerovate's annual proxy statement

- reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

- reviewing quarterly earnings releases.

Both Aerovate's independent registered public accounting firm and management will periodically meet privately with Aerovate's audit committee. All audit and non-audit services, other than *de minimis* non-audit services, to be provided to Aerovate by its independent registered public accounting firm must be approved in advance by Aerovate's audit committee.

### *Compensation Committee*

Habib J. Dable, David Grayzel, M.D. and Mark Iwicki serve on Aerovate's compensation committee, which is chaired by Mr. Iwicki. Aerovate's board of directors has determined that each member of Aerovate's compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. During the fiscal year ended December 31, 2024, Aerovate's compensation committee met two times. Aerovate's compensation committee's responsibilities include:

- annually reviewing and recommending to Aerovate's board of directors the corporate goals and objectives relevant to the compensation of Aerovate's Chief Executive Officer;

- evaluating the performance of Aerovate's Chief Executive Officer in light of company performance compared to such corporate goals and objectives, and based on such evaluation reviewing and recommending to Aerovate's board of directors (i) the cash compensation of Aerovate's Chief Executive Officer and (ii) grants and awards to Aerovate's Chief Executive Officer under equity-based plans;

- reviewing and approving the compensation of Aerovate's other executive officers, taking into consideration both company and individual performance;

- reviewing and establishing Aerovate's overall management compensation philosophy and policy;

- overseeing and administering Aerovate's company-wide compensation and similar plans;

- reviewing and approving Aerovate's policies and procedures for the grant of equity-based awards;

- reviewing and recommending to Aerovate's board of directors the compensation of Aerovate's directors;

- preparing Aerovate's compensation committee report if and when required by SEC rules;

- reviewing and discussing annually with management Aerovate's "Compensation Discussion and Analysis," if and when required, to be included in Aerovate's annual proxy statement; and

- evaluating and selecting compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules; and

- reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

*Compensation Consultants*

In fiscal year 2024, Aerovate's compensation committee engaged Pearl Meyer & Partners, LLC, or Pearl Meyer, to provide compensation consulting services. During fiscal year 2024, Pearl Meyer's services included advising on equity compensation programs and the development of the Aerovate's peer group and providing support and analysis regarding executive and director compensation. Aerovate's compensation committee has assessed the independence of Pearl Meyer consistent with SEC rules and Nasdaq listing standards and has concluded that the engagement of Pearl Meyer does not raise any conflict of interest.

**Nominating and Corporate Governance Committee**

David Grayzel, M.D., Joshua Resnick, M.D., and Donald J. Santel serve on Aerovate's nominating and corporate governance committee, which is chaired by Dr. Grayzel. Aerovate's board of directors has determined that each member of Aerovate's nominating and corporate governance committee is "independent" as defined in the applicable Nasdaq rules. During the fiscal year ended December 31, 2024, Aerovate's nominating and corporate governance committee met zero times. Aerovate's nominating and corporate governance committee's responsibilities include:

- developing and recommending to Aerovate's board of directors criteria for board of directors and committee membership, including a priority in selecting board members who exhibit a record of professional accomplishment, an understanding of the competitive challenges facing Aerovate's business and industry and experience that will foster growth into a clinical-stage pharmaceutical company;

- establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

- reviewing the composition of Aerovate's board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise the company;

- identifying individuals qualified to become members of the Aerovate board of directors;

- recommending to Aerovate's board of directors the persons to be nominated for election as directors and to each of Aerovate's board of directors' committees;

- developing and recommending to Aerovate's board of directors a code of business conduct and ethics and a set of corporate governance guidelines, including with respect to environmental, social and governance, or ESG, initiatives; and

- overseeing the evaluation of Aerovate's board of directors and management.

Aerovate's nominating and corporate governance committee considers candidates for board of directors membership suggested by its members and the chief executive officer. Additionally, in selecting nominees for directors, Aerovate's nominating and corporate governance committee will review candidates recommended by stockholders in the same manner and using the same general criteria as candidates recruited by the committee and/or recommended by Aerovate's board of directors. Any stockholder who wishes to recommend a candidate for consideration by the committee as a nominee for director should follow the procedures described later in this proxy statement under the heading "Stockholder Proposals." Aerovate's nominating and corporate governance committee will also consider whether to nominate any person proposed by a stockholder in accordance with the provisions of Aerovate's bylaws relating to stockholder nominations as described later in this proxy statement under the heading "Stockholder Proposals."

*Identifying and Evaluating Director Nominees.* Aerovate's board of directors is responsible for filling vacancies on Aerovate's board of directors and for nominating candidates for election by Aerovate's stockholders each year in the class of directors whose term expires at the relevant annual meeting. Aerovate's board of directors delegates the selection and nomination process to its nominating and corporate governance committee, with the expectation that other members of Aerovate's board of directors, and of management, will be requested to take part in the process as appropriate.

Generally, Aerovate's nominating and corporate governance committee identifies candidates for director nominees in consultation with Aerovate's management, through the recommendations submitted by stockholders or through such other methods as Aerovate's nominating and corporate governance committee deems to be helpful to identify candidates. Once candidates have been identified, Aerovate's nominating and corporate governance committee confirms that the candidates meet all of the minimum qualifications for director nominees established by Aerovate's nominating and corporate governance committee. Aerovate's nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that Aerovate's nominating and corporate governance committee deems to be appropriate in the evaluation process. Aerovate's nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of Aerovate's board of directors. Based on the results of the evaluation process, Aerovate's nominating and corporate governance committee recommends candidates for the Aerovate board of directors' approval to fill a vacancy or as director nominees for election to Aerovate's board of directors by Aerovate's stockholders each year in the class of directors whose term expires at the relevant annual meeting.

**Board and Committee Meetings Attendance**

The full Aerovate board of directors met 14 times during 2024. During 2024, each member of Aerovate's board of directors attended in person or participated in 75% or more of the aggregate of (i) the total number of meetings of the Aerovate board of directors (held during the period for which such person has been a director) and (ii) the total number of meetings held by all committees of the Aerovate board of directors on which such person served (during the periods that such person served).

**Director Attendance at Annual Meeting of Stockholders**

Aerovate's directors are responsible for attending the annual meeting of stockholders to the extent practicable. All of Aerovate's directors attended Aerovate's annual meeting of stockholders in 2024.

**Policy on Trading, Pledging and Hedging of Aerovate Stock**

Certain transactions in Aerovate's securities (such as purchases and sales of publicly traded put and call options, and short sales) create a heightened compliance risk or could create the appearance of misalignment between Aerovate's management and stockholders. In addition, securities held in a margin account or pledged as collateral may be sold without consent if the owner fails to meet a margin call or defaults on the loan, thus creating the risk that a sale may occur at a time when an officer or director is aware of material, non-public information or otherwise is not permitted to trade in Aerovate securities. Aerovate's insider trading policy expressly prohibits derivative transactions of Aerovate stock by Aerovate's executive officers, directors, employees, consultants and designated contractors. Aerovate's insider trading policy expressly prohibits purchases of any derivative securities that provide the economic equivalent of ownership.

**Compensation Recovery Policy**

In accordance with the requirements of the SEC and Nasdaq listing rules, Aerovate's compensation committee has adopted a compensation recovery policy, or clawback policy, adopted as of June 6, 2023. The clawback policy provides that in the event Aerovate is required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, Aerovate will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former Aerovate executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

**Insider Trading Policy**

Aerovate has adopted insider trading policies and procedures governing the purchase, sale and other transactions in Aerovate securities by Aerovate's directors, officers, employees, consultants and contractors, as well as Aerovate itself, that Aerovate believes are reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards.

**Practices on Timing of Equity Awards**

Aerovate does not have any program, plan or obligation that requires it to grant equity awards on specified dates. Aerovate also does not have any program, plan or practice to time award dates of stock option grants to Aerovate's executive officers in coordination with the release of material nonpublic information and typically aims to make equity grants during an open trading window. Equity awards may occasionally be granted following a significant change in job responsibilities or to meet special retention or performance objectives.

**Compensation Committee Interlocks and Insider Participation**

During the fiscal year ended December 31, 2024, Habib J. Dable, David Grayzel, M.D., Mark Iwicki, and Maha Katabi, Ph.D., a former board member, were the only members of Aerovate's compensation committee. None of the members of Aerovate's compensation committee is, or has at any time during the prior three years been, one of Aerovate's officers or employees. None of Aerovate's executive officers currently serve, or have in the past fiscal year served, as a member of Aerovate's board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of Aerovate's board of directors or Aerovate's compensation committee.

**Code of Business Conduct and Ethics**

Aerovate's board of directors adopted a Code of Business Conduct and Ethics in June 2021 in connection with Aerovate's initial public offering and reaffirmed the Code of Business Conduct and Ethics in March 2023. The Code of Business Conduct and Ethics applies to all of Aerovate's employees, officers (including Aerovate's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

Aerovate intends to disclose future amendments to certain provisions of Aerovate's Code of Business Conduct and Ethics on Aerovate's website identified below. The full text of Aerovate's Code of Business Conduct and Ethics is posted on Aerovate's website at *https://ir.aerovatetx.com/governance/documents-committee-composition*. The inclusion of Aerovate's website address in this proxy statement does not include or incorporate by reference the information on the website into this proxy statement/prospectus, and you should not consider that information a part of this proxy statement/prospectus.

**Board Leadership Structure and Board's Role in Risk Oversight**

In March 2024, Habib J. Dable was appointed as the chairman of Aerovate's board of directors. Aerovate believes that separating the positions of chief executive officer and chairperson of Aerovate's board of directors allows Aerovate's chief executive officer to focus on Aerovate's day-to-day business, recommending strategic decisions and capital allocation to Aerovate's board of directors and ensuring the execution of the recommended plans, while allowing Aerovate's chairperson to lead Aerovate's board of directors in its fundamental role of providing advice to and independent oversight of management. Aerovate's board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as Aerovate's chairperson, particularly as Aerovate's board of directors' oversight responsibilities continue to grow. While Aerovate's amended and restated bylaws and corporate governance guidelines do not require that Aerovate's chairperson and chief executive officer positions be separate, Aerovate's board of directors believes that having separate positions is the appropriate leadership structure for Aerovate at this time and demonstrates Aerovate's commitment to good corporate governance.

Risk is inherent to every business, and how well a business manages risk can ultimately determine its success. Aerovate faces a number of risks, including risks relating to Aerovate's financial condition, development and commercialization activities, operations, strategic direction and intellectual property. Aerovate's management is responsible for the day-to-day management of risks Aerovate faces, while Aerovate's board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, Aerovate's board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by Aerovate's management are adequate and functioning as designed.

The role of Aerovate's board of directors in overseeing the management of Aerovate's risks is conducted primarily through committees of the Aerovate board of directors, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees. Aerovate's full board of directors (or the appropriate board of directors committee in the case of risks that are under the purview of a particular committee) discusses with Aerovate's management Aerovate's major risk exposures, their potential impact on Aerovate, and the steps Aerovate takes to manage them. When an Aerovate board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full Aerovate board of directors during the committee reports portion of the next Aerovate board meeting. This enables the Aerovate board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

In addition, Aerovate's board of directors, as a whole and through its committees, oversees Aerovate's environmental, social and governance ("ESG") efforts. As Aerovate continue to grow and progress as a company, Aerovate strives to be good stewards of its community and to be focused on its stakeholders, which include its patients, its stockholders and its employees. Aerovate recognizes the importance of ESG initiatives to its stakeholders.

# EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2024, with respect to the securities authorized for issuance under Aerovate's equity compensation plans, consisting of:

- 2018 Equity Incentive Plan

- 2021 Stock Option and Incentive Plan

- 2021 Employee Stock Purchase Plan

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Available for Future Issuance Under Equity Compensation Plans |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 2,434,535[2] | $11.93 | 4,545,584[3][4] |
| Equity compensation plans not approved by security holders | — | — | — |
| **Total** | 2,434,535 | $11.93 | 4,545,584 |

_____

(1) Consists of Aerovate's 2021 Plan, 2018 Plan, and 2021 Employee Stock Purchase Plan ("ESPP"). Following Aerovate's IPO, Aerovate has not and will not grant any awards under its 2018 Plan, but all outstanding awards under the 2018 Plan will continue to be governed by their existing terms. The shares of common stock underlying any awards granted under the 2018 Plan or 2021 Plan that are forfeited, canceled, reacquired by Aerovate prior to vesting, satisfied without the issuance of stock, or otherwise terminated (other than by exercise) and the shares of common stock that are withheld upon exercise of a stock option or settlement of such award to cover the exercise price or tax withholding will be added to the shares of common stock available for issuance under the 2021 Plan.

(2) Includes 2,434,535 shares of common stock issuable upon the exercise of outstanding options. Does not include shares of restricted stock as they have been reflected in Aerovate's total shares outstanding.

(3) As of December 31, 2024, there were 4,144,366 shares available for future issuance under the 2021 Plan and 401,218 shares available for future issuance under the ESPP.

(4) The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by an amount equal to the lesser of (i) 4% of the total number of outstanding shares of our common stock on the last trading day in December in the prior year or (ii) such lesser number as determined by Aerovate's board of directors. Aerovate's board of directors determined not to increase the number of shares available for issuance under the 2021 Plan on January 1, 2025. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022, by an amount equal to the lesser of (i) 1% of the total number of outstanding shares of our common stock on the last trading day in December in the prior year, or (ii) such lesser number as determined by Aerovate's board of directors. On January 1, 2025, the number of shares available for issuance under the ESPP was not increased pursuant to this provision.

# JADE EXECUTIVE COMPENSATION

Following completion of the Merger, the executive officers of Jade will become executive officers of the Combined Company. This section sets forth the fiscal year 2024 compensatory arrangements for the following executive officers of Jade, each of whom is Jade's named executive officer for 2024 and is expected to become an executive officer of the Combined Company (the "Jade NEOs").

| Name | Position | Appointment Date |
|---|---|---|
| Tom Frohlich | Chief Executive Officer | October 3, 2024 |
| Andrew King, Ph.D. | Chief Scientific Officer & Head of Research and Development | August 1, 2024[1] |
| Hetal Kocinsky, M.D. | Chief Medical Officer | September 9, 2024 |

(1) From May 2024 until his appointment as Chief Scientific Officer & Head of Research and Development, Dr. King provided services to Jade as a consultant in connection with his role in Jade's formation.

## Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to the Jade NEOs for the 2024 fiscal year.

| Name and Principal Position | Year | Salary ($)[1] | Bonus ($)[2] | Option Awards ($)[3] | Total ($) |
|---|---|---|---|---|---|
| **Tom Frohlich** . . . . . . . . . . . . . . . . . . . . .<br>*Chief Executive Officer*[4] | 2024 | $146,290 | $96,164 | $1,121,312 | $1,363,766 |
| **Andrew King, Ph.D.** . . . . . . . . . . . . . . . . .<br>*Chief Scientific Officer & Head*<br>*of Research and Development* | 2024 | $313,636 | $89,641 | $ 348,328 | $ 751,605 |
| **Hetal Kocinsky** . . . . . . . . . . . . . . . . . . . .<br>*Chief Medical Officer* | 2024 | $131,250 | $73,084 | $ 224,262 | $ 428,596 |

(1) Amounts in this column for 2024 for Dr. King include $117,501 of consulting fees related to consulting services provided to Jade prior to his commencement of employment. Base salaries paid during 2024 as reflected in this column were pro-rated based on the Jade NEOs' respective start dates. For the Jade NEOs' annualized 2024 base salaries, see "*Narrative to Summary Compensation Table — Base Salary*" below.

(2) Amounts in this column represent annual cash bonus compensation paid for performance in 2024, as described in more detail under "*Narrative to Summary Compensation Table — Annual Bonuses*" below.

(3) Amounts in this column represent the aggregate grant date fair value of stock options awarded to the Jade NEOs during 2024, calculated in accordance with FASB ASC Topic 718. See Note 8 to Jade's financial statements included elsewhere in this proxy statement/prospectus for more information on the assumptions used in calculating such amounts for grants on or prior to September 30, 2024. The following weighted average assumptions were used in calculating grant date fair value of awards from October 1, 2024 to December 31, 2024: (i) expected volatility of 95.33%, (ii) an expected term of 6.08 years, (iii) a risk-free interest rate of 3.99%, (iv) an expected dividend yield of 0%, and (v) a stock price equal to the then-applicable fair value of a share of Jade common stock, as determined by the Jade board of directors on the applicable date of grant.

(4) Jade converted Mr. Frohlich's cash compensation paid in Canadian Dollars to U.S. Dollars based on the exchange rate in effect at the time such payments were made.

## Narrative to Summary Compensation Table

### Base Salary

The base salary for each Jade NEO was established in connection with the commencement of their employment with Jade after taking into account market compensation rates, responsibilities, and experience.

Jade expects to review base salaries for the Jade NEOs annually and may adjust salaries from time to time to realign with market levels after taking into account individual responsibilities, internal equity, performance, and experience. As of December 31, 2024, the base salary of each Jade NEO was $600,000 for Mr. Frohlich, $470,000 for Dr. King and $450,000 for Dr. Kocinsky.

### Annual Bonus

For fiscal 2024, the Jade NEOs were eligible to receive annual bonuses based on the achievement of corporate performance goals. The following table sets forth the target annual bonuses for each of the Jade NEOs as a percentage of their base salary.

| Name | Target Bonus (% of Base Salary) |
| --- | --- |
| Tom Frohlich | 50% |
| Andrew King, Ph.D. | 35% |
| Hetal Kocinsky, M.D. | 40% |

The Jade compensation committee approved a payout of 130% of target of the corporate performance goals under the 2024 annual bonus program based on the achievement of, among other things, the nomination of JADE-001 as a development candidate, execution of the Option Agreement with Paragon and Parade and the JADE-001 License Agreement, formation of key executive, management and development teams, and successful completion of financing objectives.

The following table sets forth the final 2024 annual bonuses earned by each of the Jade NEOs, which were pro-rated based on their start dates.

| Name | 2024 Annual Bonus |
| --- | --- |
| Tom Frohlich | $96,164 |
| Andrew King, Ph.D. | $89,641 |
| Hetal Kocinsky, M.D. | $73,084 |

### Long-Term Incentives

Jade's equity grant program is intended to align the interests of the Jade NEOs with those of Jade's stockholders and to motivate them to make important contributions to Jade's performance. In connection with their commencement of services, (i) on October 12, 2024, Mr. Frohlich received options to purchase 1,475,410 shares of Jade common stock, which will vest 25% on October 3, 2025 and in equal monthly installments for the 36 months thereafter, (ii) on June 18, 2024, Dr. King purchased 546,448 shares of Jade's common stock at fair market value on the purchase date, which will vest as to 25% on August 1, 2025 and in equal monthly installments for the 36 months thereafter, and (iii) on October 12, 2024, Dr. Kocinsky received options to purchase 295,081 shares of Jade common stock, which will vest 25% on September 9, 2025 and in equal monthly installments for the 36 months thereafter.

Further, pursuant to the terms of his offer letter (as described below), Dr. King received additional options to purchase 43,716 shares of Jade's common stock on September 4, 2024, which will vest monthly over the 48 months from the date of grant, to maintain his ownership of Jade at approximately 2% on a fully-diluted basis. Separately, on October 29, 2024, Jade's board of directors approved the grant of 293,771 options to Dr. King, which will vest as to 25% on August 1, 2025 and in equal monthly installments for the 36 months thereafter.

### Offer Letters

In connection with the commencement of their employment with Jade, Jade entered into offer letters with each of the Jade NEOs, as described below. For purposes of the following descriptions, "cause," "change in control," and "good reason" have the meanings provided under the respective offer letter.

#### Offer Letter with Mr. Frohlich

Mr. Frohlich's offer letter provides for an annual base salary of $600,000 and an annual target bonus equal to 50% of his base salary, pro-rated for 2024. The offer letter also provides for (i) an initial grant of stock options as described above under "*Long-Term Incentives*," and (ii) periodic grants of stock options sufficient to maintain Mr. Frohlich's ownership at approximately 5% on a fully-diluted basis until Jade has raised an aggregate of $200 million in financing, to vest in equal monthly installments for the 48 months after the applicable date of grant. Jade expects the Jade Pre-Closing Financing to trigger this obligation, and accordingly, issued 1,680,767 additional options to Mr. Frohlich in January 2025 in satisfaction of this requirement.

Under Mr. Frohlich's offer letter, in the event of Mr. Frohlich's termination by Jade without cause prior to (or more than 12 months following) a change in control of Jade, he is eligible for the following severance benefits, subject to his execution and non-revocation of a release of claims: (i) severance payments equal to 12 months of his base salary (which payment will be inclusive of his Canadian statutory entitlements), plus an additional 15% to account for lost benefits, (ii) any earned but unpaid bonus for the year prior to the year of termination, and (iii) accelerated vesting with respect to 30% of the unvested portion of his outstanding time-based equity awards if such termination occurs after October 3, 2025. Upon a termination by Jade without cause or his resignation for good reason within 12 months following a change in control, he will be eligible to receive the foregoing severance benefits; however, 100% of his outstanding time-based equity awards will accelerate.

### Offer Letter with Dr. King

Under Dr. King's offer letter, he is eligible to receive an annual base salary of $470,000 and an annual target bonus equal to 35% of his base salary, pro-rated for 2024. The offer letter also provides that Dr. King will receive periodic grants of stock options, subject to approval by Jade's board of directors, sufficient to maintain Dr. King's ownership at approximately 2% on a fully-diluted basis until Jade has raised an aggregate of $200 million in financing, which will be subject to monthly vesting over 48 months from the applicable date of grant. In addition to the options granted on September 4, 2024, Jade expects the Jade Pre-Closing Financing to trigger this obligation, and accordingly, issued 378,536 additional options to Dr. King in January 2025 in satisfaction of this requirement.

Under Dr. King's offer letter, in the event of Dr. King's termination by Jade without cause prior to (or more than 12 months following) a change in control of Jade, he is eligible for the following severance benefits, subject to his execution and non-revocation of a release of claims: (i) severance payments equal to 12 months of his base salary, (ii) any earned but unpaid bonus for the year prior to the year of termination, and (iii) Jade-subsidized continued health coverage for up to 12 months. Upon a termination by Jade without cause or his resignation for good reason within 12 months following a change in control, he will be eligible to receive the foregoing severance benefits as well as the full acceleration of his outstanding time-based equity awards.

### Offer Letter with Dr. Kocinsky

Dr. Kocinsky's offer letter provides for an annual base salary of $450,000 and an annual target bonus equal to 40% of her base salary, pro-rated for 2024. The offer letter also provides for an initial grant of stock options as described above under "*Long-Term Incentives*." Dr. Kocinsky is also eligible to receive the same severance benefits as described above for Dr. King.

**Consulting Agreement with Dr. King**

Prior to the commencement of his employment with Jade on August 1, 2024, Dr. King provided services related to the formation of Jade pursuant to a consulting agreement with Paragon. Under the consulting agreement, Dr. King received monthly consulting fees equal to $39,167, which were paid by Paragon and reimbursed by Jade. The consulting agreement allowed for Dr. King to provide services during Jade's formation until such time as the Jade payroll systems were established.

**Outstanding Equity Awards at 2024 Fiscal Year-End**

The following table sets forth information concerning outstanding equity awards held by each of the Jade NEOs as of December 31, 2024.

| | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| **Name** | **Number of Securities Underlying Unexercised Options (#) Exercisable** | **Number of Securities Underlying Unexercised Options (#) Unexercisable** | **Option Exercise Price ($)** | **Option Expiration Date** | **Number of Shares or Units of Stock That Have Not Vested (#)** | **Market Value of Shares or Units of Stock That Have Not Vested ($)** |
| Tom Frohlich ......... | — | 1,475,410[1] | $0.96 | 10/12/2034 | | |
| Andrew King, Ph.D. .... | 2,732 | 40,984[2] | $0.31 | 09/04/2034 | | |
| | — | 293,771[3] | $1.46 | 10/29/2034 | | |
| | | | | | 546,448[4] | [5] |
| Hetal Kocinsky, M.D. ... | — | 295,081[6] | $0.96 | 10/12/2034 | | |

---

(1)  These options vest as to 25% on October 3, 2025 and thereafter in approximately equal monthly installments for 36 months, subject to Mr. Frohlich's continued service through the applicable vesting date.

(2)  These options vest in 48 equal monthly installments on each monthly anniversary of September 4, 2024, subject to Dr. King's continued service through the applicable vesting date.

(3)  These options vest as to 25% on August 1, 2025 and thereafter in approximately equal monthly installments for 36 months, subject to Dr. King's continued service through the applicable vesting date.

(4)  These shares of restricted stock vest as to 25% on August 1, 2025 and thereafter in approximately equal monthly installments for 36 months, subject to Dr. King's continued service through the applicable vesting date.

(5)  The value of Jade's common stock as of December 31, 2024 was not determinable as of the filing of this proxy statement/prospectus. Once determinable, the value of these shares of restricted stock will be provided in a subsequent filing.

(6)  These options vest as to 25% on September 9, 2025 and thereafter in approximately equal monthly installments for 36 months, subject to Dr. Kocinsky's continued service through the applicable vesting date.

### Retirement Benefits

Jade provides employees, including the Jade NEOs, the opportunity to participate in a tax-qualified defined contribution 401(k) retirement plan; however, Jade does not provide any matching or other contributions under such plan. Jade also does not provide any non-qualified deferred compensation plans or defined benefit plans.

### 2024 Equity Incentive Plan

Jade maintains an Amended and Restated 2024 Equity Incentive Plan (the "Jade 2024 EIP"), the purpose of which is to advance the interests of Jade's stockholders by enhancing Jade's ability to attract, retain and motivate persons who are expected to make important contributions to Jade and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of Jade's stockholders. The Jade 2024 EIP provides for the issuance of up to 12,783,695 shares of Jade common stock, which may be granted as stock options, restricted stock, restricted stock units and other stock-based awards to eligible employees, officers, directors, consultants and advisors of Jade on such terms and conditions as approved by Jade's board of directors or any committee appointed by Jade's board of directors to administer the Jade 2024 EIP. No grants will be made under the Jade 2024 EIP following consummation of the Merger.

# JADE DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of Jade's board of directors and received compensation for such service during fiscal year 2024. Directors who also serve as employees, including Mr. Frohlich during 2024, received no additional compensation for their service as directors.

**2024 Director Compensation Table**

| Name | Option Awards ($)[1] | Total ($) |
|---|---|---|
| Chris Cain | — | — |
| Eric Dobmeier | $169,672 | $169,672 |
| Tomas Kiselak | — | — |
| Lawrence Klein | — | — |
| Erin Lavelle | $ 56,065 | $ 56,065 |

(1) Amounts in this column represent the aggregate grant date fair value of stock options awarded to Jade non-employee directors during 2024, calculated in accordance with FASB ASC Topic 718. The following weighted average assumptions were used in calculating the grant date fair value of awards from October 1, 2024 to December 31, 2024: (i) expected volatility of 95.33%, (ii) an expected term of 6.08 years, (iii) a risk-free interest rate of 3.99%, (iv) an expected dividend yield of 0%, and (v) a stock price equal to the then-applicable fair value of a share of Jade common stock, as determined by the Jade board of directors on the applicable date of grant. As of December 31, 2024, Mr. Dobmeier held outstanding options to purchase 147,541 shares of Jade common stock, and Ms. Lavelle held outstanding options to purchase 73,770 shares of Jade common stock. Mr. Klein also held 136,612 shares of restricted stock as of December 31, 2024.

## Non-Employee Director Compensation Policy

In connection with his appointment as a member of the Jade board of directors, Mr. Klein purchased 136,612 shares of Jade common stock, which shares are subject to vesting as to 25% on the first anniversary of his commencement of services with Jade and in equal monthly installments for the 36 months thereafter. In connection with her appointment to the Jade board of directors, Ms. Lavelle received a grant of stock options to purchase 73,770 shares of Jade common stock. In connection with his appointment as chair of Jade's board of directors, Mr. Dobmeier received a grant of stock options to purchase 147,541 shares of Jade common stock. These stock options vest as to 25% on the first anniversary of the vesting commencement date (September 26, 2024 for Ms. Lavelle and October 23, 2024 for Mr. Dobmeier) and in equal monthly installments thereafter through the fourth anniversary of the vesting commencement date.

No members of the Jade board of directors received any cash retainers or other fees during 2024. It is expected that Jade will implement a non-employee director compensation program that is expected to include an annual cash retainer and annual equity grants.

# AEROVATE EXECUTIVE COMPENSATION

Aerovate's named executive officers (the "Aerovate NEOs") for the year ended December 31, 2024 are:

| Named Executive Officer | Title |
| --- | --- |
| Timothy P. Noyes | Chief Executive Officer |
| George A. Eldridge | Chief Financial Officer |
| Hunter Gillies, M.B.Ch.B. | Former Chief Medical Officer[1] |
| Timothy J. Pigot | Former Chief Commercial Officer[2] |

_____

(1) Dr. Gillies's employment with Aerovate was terminated without cause effective September 13, 2024.

(2) Mr. Pigot's employment with Aerovate was terminated without cause effective August 15, 2024.

## Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the fiscal years ended December 31, 2024 and 2023.

| Name and Principal Position | Year | Salary ($) | Option Awards ($)[1] | Non-Equity Incentive Compensation ($)[2] | All Other Compensation ($) | Total ($) |
| --- | --- | --- | --- | --- | --- | --- |
| Timothy P. Noyes . . . . . . . . . . . . . | 2024 | 641,000 | 2,750,536 | — | — | 3,391,536 |
| _Chief Executive Officer_ | 2023 | 585,562 | 2,133,758 | 351,337 | — | 3,070,657 |
| George A. Eldridge . . . . . . . . . . . | 2024 | 472,800 | 1,012,667 | — | — | 1,485,467 |
| _Chief Financial Officer_ | 2023 | 445,000 | 1,474,223 | 213,600 | — | 2,132,823 |
| Hunter Gillies, M.B.Ch.B. . . . . . . . | 2024 | 346,412 | 1,012,667 | — | 385,374[3] | 1,744,453 |
| _Former Chief Medical Officer_ | | | | | | |
| Timothy J. Pigot . . . . . . . . . . . . . | 2024 | 263,000 | 1,012,667 | — | 341,947[3] | 1,617,614 |
| _Former Chief Commercial Officer_ | 2023 | 395,000 | 1,868,976 | 189,600 | — | 2,453,576 |

_____

(1) The amounts reported represent the aggregate grant date fair value of the stock options awarded to the Aerovate NEOs, calculated in accordance with FASB ASC Topic 718 disregarding estimated forfeitures. The following range of assumptions were used in calculating the grant date fair value of awards during 2024: (i) expected volatility of 74% – 90%, (ii) expected term of 5.3 – 6.1 years, (iii) risk-free interest rate of 3.5% – 4.8%, (iv) an expected dividend yield of 0%, and (v) a stock price equal to the closing price of Aerovate's common stock on the date of grant.

(2) The amounts reported represent annual bonuses earned for the applicable fiscal year based on achievement of corporate performance measures and were paid in the first quarter of the following year.

(3) These amounts represent the severance payments and benefits received by Dr. Gillies and Mr. Pigot following their respective terminations of employment, as described under "_Narrative to Summary Compensation Table — Separation Agreements_" below. Dr. Gillies's severance is composed of nine months of his base salary ($366,789) and reimbursement of COBRA premiums, having an approximate cost equal to $18,585. Mr. Pigot's severance is composed of nine months of his base salary ($315,600) and reimbursement of COBRA premiums, having an approximate cost equal to $26,347.

## Narrative to Summary Compensation Table

### _Base Salaries_

Aerovate uses base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in

connection with the annual performance review process, and are adjusted from time to time taking into account individual market compensation rates, responsibilities, performance and experience. The following table sets forth the base salary for each Aerovate NEO as of December 31, 2024 (or the Aerovate NEO's earlier separation date).

| Named Executive Officer | Base Salary ($) |
|---|---|
| Timothy P. Noyes | 641,000 |
| George A. Eldridge | 472,800 |
| Hunter Gillies, M.B.Ch.B. | 489,052 |
| Timothy J. Pigot | 420,800 |

***Annual Bonuse***

Aerovate pays cash bonuses to reward its executives for corporate performance and their individual performance over the fiscal year. The Aerovate NEOs are eligible to receive bonuses based on an established annual target. The Aerovate compensation committee believes such bonuses properly incentivize the Aerovate NEOs and allow Aerovate to remain competitive within the marketplace.

For 2024, the target bonuses were 55% of base salary for Mr. Noyes and 40% of base salary for each other Aerovate NEO.

Due to Aerovate's financial situation, no bonuses were awarded for individual performance in the year ending December 31, 2024.

***Equity Compensation***

Although Aerovate does not have a formal policy with respect to the grant of equity incentive awards to its executive officers, Aerovate believes that equity grants provide its executives with a strong link to Aerovate's long-term performance, create an ownership culture and help to align the interests of Aerovate's executives and stockholders. In addition, Aerovate believes that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes Aerovate's executive officers to remain employed throughout the vesting period. In January 2024, each of the Aerovate NEOs received an annual grant of stock options to purchase the following shares of Aerovate common stock that vest over 48 equal monthly installments: (i) Mr. Noyes, 200,000 shares, (ii) Mr. Eldridge, 66,586 shares, (iii) Dr. Gillies, 66,586 shares, and (iv) Mr. Pigot, 66,586 shares.

***Employment Agreements***

**Timothy P. Noyes**

Mr. Noyes is party to an employment agreement with Aerovate that provides for standard terms of employment, including base salary, annual bonus potential and benefits eligibility. In addition, the employment agreement provides for severance benefits for Mr. Noyes. In connection with a termination without Cause or resignation for Good Reason (each, as defined in Mr. Noyes' employment agreement) (a "Qualifying Termination"), Mr. Noyes will be entitled to the following benefits, subject to the execution and nonrevocation of a release in favor of Aerovate: (i) 12 months of base salary continuation and (ii) 12 months of Company-paid COBRA continuation benefits. Upon a Qualifying Termination within 12 months following a change in control of Aerovate, Mr. Noyes shall be entitled to the following benefits, in lieu of the aforementioned entitlements: (i) 18 months of base salary and 1.5x the target annual bonus for the year of termination, payable in lump sum, (ii) 18 months of Company-paid COBRA continuation benefits, and (iii) full accelerated vesting of all equity awards subject to time-based vesting conditions. If any payments would be subject to the excise tax imposed by Section 4999 of the Code, then such payments shall be reduced to avoid the imposition of such excise tax, provided, however, that such reduction shall only occur if the reduced payments, in the aggregate, are greater than the aggregate payments to be received absent such reduction but with the imposition of the excise tax.

**Other Named Executive Officer**

Aerovate also entered into an employment agreement with each other Aerovate NEO, which provide for standard terms of employment, including base salary, annual bonus potential and benefits eligibility. In addition, the employment agreements provide for the following severance benefits for each other Aerovate NEO in connection with Qualifying Termination, subject to the execution and nonrevocation of a release in favor of Aerovate: (i) nine months of base salary continuation and (ii) nine months of Company-paid COBRA continuation benefits. Upon a Qualifying Termination within 12 months following a change in control, each other Aerovate NEO would be entitled to the following benefits, in lieu of the aforementioned entitlements: (i) 12 months of base salary and the target annual bonus for the year of termination, payable in lump sum, (ii) 12 months of Company-paid COBRA continuation benefits, and (iii) full accelerated vesting of all equity awards subject to time-based vesting conditions. If any payments would be subject to the excise tax imposed by Section 4999 of the Code, then such payments shall be reduced to avoid the imposition of such excise tax, provided, however, that such reduction shall only occur if the reduced payments, in the aggregate, are greater than the aggregate payments to be received absent such reduction but with the imposition of the excise tax.

*Separation Agreements*

In connection with their terminations, Aerovate entered into separation agreements, including a general release of claims, with each of Dr. Gillies and Mr. Pigot. Dr. Gillies's separation agreement provides for the following severance benefits in accordance with the terms of his employment agreement then in effect: (i) nine months of his base salary, in the total gross amount of $366,789, payable in equal installments over a nine-month period, and (ii) reimbursement of COBRA premiums for healthcare insurance coverage for up to nine months to the extent Dr. Gillies is eligible for and elects COBRA coverage, having an approximate cost equal to $18,585. Mr. Pigot's separation agreement provides for the following severance benefits in accordance with the terms of his employment agreement then in effect: (i) nine months of his base salary, in the total gross amount of $315,600, payable in equal installments over a nine-month period, and (ii) reimbursement of COBRA premiums for healthcare insurance coverage for up to nine months to the extent Mr. Pigot is eligible for and elects COBRA coverage, having an approximate cost equal to $26,347.

**Outstanding Equity Awards at 2024 Fiscal Year-End**

The following table sets forth information concerning outstanding equity awards held by each Aerovate NEO as of December 31, 2024. All equity awards set forth in the table below were granted under Aerovate's 2018 Equity Incentive Plan (the "2018 Plan") or Aerovate's 2021 Stock Option and Incentive Plan (the "2021 Plan").

| Name | Vesting Commencement Date | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|---|
| Timothy P. Noyes . . . . . . . . . . | 2/15/2021[1] | 281,707 | 61,674 | 2.14 | 4/1/2031 |
| | 6/4/2021[1] | 243,659 | 10,594 | 2.14 | 4/1/2031 |
| | 6/29/2021[1] | 237,300 | 33,900 | 14.00 | 6/29/2031 |
| | 12/14/2021[2] | 153,375 | 51,126 | 10.61 | 12/13/2031 |
| | 3/7/2023[2] | 60,841 | 78,226 | 23.03 | 3/6/2033 |
| | 1/29/2024[2] | 45,833 | 154,167 | 18.10 | 1/28/2034 |
| George A. Eldridge . . . . . . . . . | 3/22/2021[1] | 12,589 | 3,179 | 2.14 | 4/1/2031 |
| | 6/4/2021[1] | 16,428 | 12,335 | 2.14 | 4/1/2031 |
| | 6/29/2021[1] | 67,287 | 9,613 | 14.00 | 6/29/2031 |
| | 12/14/2021[2] | 49,074 | 16,359 | 10.61 | 12/13/2031 |
| | 2/7/2023[2] | 38,958 | 46,042 | 25.57 | 2/6/2033 |
| | 1/22/2024[2] | 15,259 | 51,327 | 20.00 | 1/22/2034 |
| Hunter Gillies, M.B.Ch.B.[3] . . . | — | — | — | — | — |
| Timothy J. Pigot[3] . . . . . . . . . | — | — | — | — | — |

(1)  25% of the shares subject to these stock options vested on the first anniversary of the vesting commencement date, and the remaining shares vest in equal monthly installments for the 36 months thereafter, subject to the Aerovate NEO's continued service through the applicable vesting date.

(2)  These stock options vest in equal monthly installments for 48 months following the vesting commencement date, subject to the Aerovate NEO's continued service through the applicable vesting date.

(3)  Neither Dr. Gillies nor Mr. Pigot held any unexercised stock options nor unvested stock awards as of December 31, 2024.

**Additional Narrative Disclosure**

*Equity Grant Timing*

The Aerovate compensation committee has generally granted annual equity awards, including stock option grants to the Aerovate NEOs, in January each year. In addition, new hires receive stock option grants at the time of their hiring. Eligible employees, including the Aerovate NEOs, may voluntarily enroll in Aerovate's Employee Stock Purchase Plan and receive an option to purchase shares at a discount using payroll deductions accumulated during the prior six months, with purchase dates occurring in April and October. During 2024, the Aerovate compensation committee did not take into account any material nonpublic information when determining the timing and terms of equity incentive awards, and Aerovate did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. During 2024, Aerovate did not grant stock options to the Aerovate NEOs during any period beginning four business days before and ending one business day after the filing or furnishing of a Form 10-Q, 10-K or 8-K that discloses material nonpublic information.

*401(k) Plan*

Aerovate maintain a defined contribution employee retirement plan for our employees, including the Aerovate NEOs. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions and any qualified nonelective contributions made by us. Employee contributions are held and invested by the plan's trustee as directed by participants. The 401(k) plan provides Aerovate with the discretion to match employee contributions, which it has not done to date.

# AEROVATE NON-EMPLOYEE DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of the Aerovate board of directors and received compensation for such service during fiscal year 2024. Directors who also serve as employees received no additional compensation for their service as directors. During 2024, Mr. Noyes, the Aerovate Chief Executive Officer, received no additional compensation for his services as a director. See "*Aerovate Executive Compensation — Summary Compensation Table*" for more information about the compensation received by Mr. Noyes.

**2024 Director Compensation Table**

| Name | Fees Earned or Paid in Cash ($)[1] | Option Awards ($)[2][3] | Total ($) |
|---|---|---|---|
| Habib J. Dable | 66,896 | 172,246 | 239,142 |
| Allison Dorval | 50,000 | 172,246 | 222,246 |
| David Grayzel, M.D. | 42,972 | 172,246 | 215,218 |
| Mark Iwicki | 60,000 | 172,246 | 232,246 |
| Maha Katabi, Ph.D.[4] | 35,597 | — | 35,597 |
| Joshua Resnick, M.D. | 39,000 | 172,246 | 211,246 |
| Donald J. Santel | 38,966 | 172,246 | 211,212 |

(1) Messrs. Dable and Santel and Drs. Grayzel and Katabi elected to receive their annual cash retainers of $62,500, $39,000, $43,000 and $47,500, respectively, as an additional grant of stock options. Mr. Dable was appointed to the Audit Committee in October 2024 and received in Q4 2024 compensation of $1,875 for such appointment. Dr. Katabi departed the Board in October 2024 and, accordingly, the amounts reported in this column relate to the portion of the fees earned for services in 2024 prior to her departure. Differences in the amount reported in the table differ slightly from these amounts as the value for equity granted in lieu of cash is reported in the table based on the grants' value calculated in accordance with FASB ASC Topic 718.

(2) The amounts reported represent the aggregate grant date fair value of the stock options awarded to Aerovate non-employee directors during 2024, calculated in accordance with FASB ASC Topic 718 disregarding estimated forfeitures. The following range of assumptions were used in calculating the grant date fair value of awards during 2024: (i) expected volatility of 70.0% – 89.8%, (ii) expected term of 5.3 – 6.0 years, (iii) risk-free interest rate of 3.6% – 4.5%, (iv) an expected dividend yield of 0%, and (v) a stock price equal to the closing price of Aerovate's common stock on the date of grant.

(3) As of December 31, 2024, the Aerovate non-employee directors held the following number of outstanding options to acquire Aerovate common stock: Mr. Dable, 41,995; Ms. Dorval, 62,500; Dr. Grayzel, 77,810; Mr. Iwicki, 195,997; Dr. Katabi, 64,973; Dr. Resnick, 62,500; and Mr. Santel, 52,889. Dr. Katabi departed the Board in October 2024 and, accordingly, the stock option grant she received as an Aerovate non-employee director in 2024 did not vest, so no value is attributed to her for this grant.

(4) Dr. Katabi resigned from the Aerovate board of directors effective October 6, 2024.

**Non-Employee Director Compensation Policy**

Pursuant to the Aerovate non-employee director compensation policy, Aerovate non-employee directors are eligible to receive the following cash retainers:

| | |
|---|---|
| Annual Cash Retainer | $35,000 |
| Annual Board Chair Retainer (in lieu of the Annual Cash Retainer) | $65,000 |
| Audit Committee Retainers: | |
|    Chair | $15,000 |
|    Non-Chair Member | $ 7,500 |
| Compensation Committee Retainers: | |
|    Chair | $10,000 |
|    Non-Chair Member | $ 5,000 |
| Nominating and Corporate Governance Committee Retainers | |
|    Chair | $ 8,000 |
|    Non-Chair Member | $ 4,000 |

Under the policy, Aerovate non-employee directors are permitted to elect, in lieu of the foregoing cash retainers, a stock option to acquire Aerovate common stock, with an aggregate grant date fair value equal to the foregone cash retainers. Such stock options vest in four equal quarterly installments following the date of grant.

The Aerovate non-employee director compensation policy also provides that, upon initial election to the Aerovate board of directors, each non-employee director will be granted an option to purchase 25,000 shares of Aerovate common stock, which will vest in equal monthly installments over three years from the date of grant, subject to continued service through the applicable vesting date. Additionally, on the date of each annual meeting of stockholders, each Aerovate non-employee director who continues following such meeting will be granted an annual option to purchase 12,500 shares of Aerovate common stock, which will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) Aerovate's next annual meeting of stockholders, subject to continued service through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of the company.

Aerovate also reimburses all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the Aerovate board of directors or any committee thereof.

# MATTERS BEING SUBMITTED TO A VOTE OF AEROVATE STOCKHOLDERS

## PROPOSAL NO. 1 — THE NASDAQ STOCK ISSUANCE PROPOSAL

### General

At the Aerovate Special Meeting, Aerovate stockholders will be asked to approve the issuance of shares of common stock of Aerovate (including the shares of Aerovate common stock issuable upon conversion of the Aerovate Series A Preferred Stock and exercise of the Aerovate pre-funded warrants) to stockholders of Jade pursuant to the terms of the Merger Agreement, which will (i) represent more than 20% of the shares of Aerovate common stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) result in a change of control under Nasdaq Listing Rule 5635(b).

Immediately after the Merger, Aerovate securityholders as of immediately prior to the Merger are expected to own approximately 1.4% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis and former holders of Jade securities are expected to own approximately 98.6% of the outstanding shares of capital stock of the Combined Company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, Aerovate's Net Cash at Closing being $0.

Aerovate will assume outstanding and unexercised options and pre-funded warrants to purchase shares of Jade common stock, and such securities will be converted into options and pre-funded warrants, as applicable, to purchase shares of Aerovate common stock, subject to certain adjustments.

In addition, prior to the First Effective Time, Aerovate expects to declare the Cash Dividend to the pre-First Merger Aerovate stockholders equal in the aggregate to Aerovate's reasonable, good faith approximation of the amount by which Aerovate's Net Cash (as determined pursuant to the Merger Agreement) will exceed $0.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Aerovate common stock in the Merger are described in detail in the section of this proxy statement/ prospectus titled "*The Merger Agreement*." A copy of the Merger Agreement is attached as *Annex A* to this proxy statement/prospectus.

### Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company's stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Aerovate common stock in the Merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 98.6% of Aerovate's common stock on a fully diluted basis immediately following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Aerovate must obtain the approval of Aerovate stockholders for the issuance of these shares of common stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a "change of control" of the listed company. It is expected that Nasdaq will determine that the Merger constitutes a "change of control" of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Aerovate must obtain the approval of Aerovate stockholders of the change of control resulting from the Merger.

### Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of Aerovate common stock at the Aerovate Special Meeting is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker-non votes, if any, will have no effect on the Nasdaq Stock Issuance Proposal.

The Merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected.

The Nasdaq Stock Issuance Proposal is conditioned on the approval of the Reverse Stock Split Proposal and the Authorized Share Increase Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Reverse Stock Split Proposal and the Authorized Share Increase Proposal are not approved, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected and the Merger will not be consummated.

Certain Aerovate stockholders have agreed to vote any shares of Aerovate common stock owned by them in favor of the Nasdaq Stock Issuance Proposal. Please see the section titled "*Agreements Related to the Merger — Support Agreements*" beginning on page 172 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards "FOR" the approval of the Nasdaq Stock Issuance Proposal.

**THE AEROVATE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NASDAQ STOCK ISSUANCE PROPOSAL.**

## PROPOSAL NO. 2 — THE REVERSE STOCK SPLIT PROPOSAL

**General**

At the Aerovate Special Meeting, Aerovate stockholders will be asked to approve an amendment to the Aerovate Charter to effect a reverse stock split of the issued and outstanding shares of Aerovate common stock at a ratio in the range of one new share for every 20 shares and one new share for every 120 shares outstanding (or any number in between), to be determined mutually by the Aerovate board of directors and the Jade board of directors (the "Split Ratio"). The final Split Ratio and effectiveness of such amendment will be mutually agreed by the Aerovate board of directors and the Jade board of directors, assuming this proposal is approved by Aerovate's stockholders. On February 19, 2025, the Aerovate board of directors adopted resolutions approving the proposed certificate of amendment to the Aerovate Charter in the form attached as *Annex B* to this proxy statement/prospectus. If this certificate is filed with the Secretary of State of the State of Delaware, upon the effectiveness of such amendment (the "Reverse Stock Split Effective Time"), the issued and outstanding shares of Aerovate common stock immediately prior to the Reverse Stock Split Effective Time will automatically without further action on the part of Aerovate by combined into a smaller number of shares in accordance with the final Split Ratio.

The Aerovate board of directors may determine to effect the reverse stock split, if it is approved by the Aerovate stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of Aerovate common stock pursuant to the Merger Agreement.

By approving this Proposal No. 2, Aerovate stockholders will: approve an amendment to the Aerovate Charter pursuant to which any whole number of issued and outstanding shares of Aerovate common stock, between and including 20 to 120, would be combined into one share of Aerovate common stock and will authorize the Aerovate board of directors to file such certificate of amendment, as mutually agreed by the Aerovate board of directors and Jade board of directors. As of the record date, 150,000,000 shares of Aerovate common stock were authorized, 28,985,019 shares of Aerovate common stock were outstanding and no shares of Aerovate common stock were held in treasury.

All holders of Aerovate common stock will be affected proportionately by the reverse stock split. No fractional shares of Aerovate common stock will be issued as a result of the reverse stock split. Instead, Aerovate stockholders who otherwise would be entitled to receive fractional shares will be entitled to receive cash as set forth below under the caption "No Fractional Shares." Each Aerovate stockholder will hold the same percentage of the outstanding Aerovate common stock immediately following the reverse stock split as that Aerovate stockholder did immediately prior to the reverse stock split, except to the extent that the reverse stock split results in Aerovate stockholders receiving cash in lieu of fractional shares.

Should Aerovate receive the required stockholder approval for this Proposal No. 2, and following such stockholder approval, the Aerovate board of directors, subject to agreement by Jade, determines that effecting the reverse stock split is in the best interests of Aerovate and its stockholders, the reverse stock split will become effective as specified in the amendment filed with the Secretary of State of the State of Delaware. The amendment filed thereby will contain the number of shares selected by the Aerovate board of directors and Jade board of directors within the limits set forth in this Proposal No. 2 to be combined into one share of Aerovate common stock. Accordingly, upon the effectiveness of the amendment to the Aerovate Charter, at the Reverse Stock Split Effective Time, every 20 to 120 shares (or any number in between) of Aerovate common stock outstanding immediately prior to the split effective time will be combined and reclassified into one share of Aerovate common stock.

The proposed form of certificate of amendment to the Aerovate Charter to effect the reverse stock split, as more fully described below, will affect the reverse stock split but ***will not*** change the number of authorized shares of Aerovate common stock or preferred stock, or the par value of Aerovate common stock or preferred stock.

A copy of the proposed form of certificate of amendment to the Aerovate Charter to effect the reverse stock split is attached as *Anne B* to this proxy statement/prospectus.

Notwithstanding approval of this Proposal No. 2 by Aerovate stockholders, the Aerovate board of directors may, in its sole discretion, abandon the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the Delaware General Corporation Law.

**Reasons for the Reverse Stock Split**

The Aerovate board of directors approved the proposal approving the amendment to the Aerovate Charter effecting the reverse stock split for the following reasons:

- the Aerovate board of directors believes effecting the reverse stock split will result in an increase in the minimum bid price of Aerovate common stock and reduce the risk of a delisting of Aerovate common stock from Nasdaq in the future; and

- the Aerovate board of directors believes a higher stock price may help generate investor interest in Aerovate and ultimately the Combined Company and help Aerovate attract and retain employees.

If the reverse stock split successfully increases the per share price of Aerovate common stock, the Aerovate board of directors also believes this increase may increase trading volume in Aerovate common stock and facilitate future financings by Aerovate.

**Requirements for Listing on Nasdaq**

Aerovate common stock is listed on The Nasdaq Global Market under the symbol "AVTE." Aerovate has filed an initial listing application pursuant to the terms of the Merger Agreement for the Combined Company to list the securities of the Combined Company on Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Aerovate to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the Closing, unless it effects a reverse stock split. Therefore, the reverse stock split may be necessary in order to satisfy Nasdaq requirements and consummate the Merger.

In addition, it is a condition to the Closing that the shares of Aerovate common stock to be issued in the Merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Aerovate's management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of Aerovate capital stock, which will continue to be authorized pursuant to the Aerovate Charter.

**Potential Increased Investor Interest**

On March 24, 2025, Aerovate common stock closed at $2.55 per share. An investment in Aerovate common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Aerovate board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Aerovate common stock.

Aerovate cannot predict whether the reverse stock split will increase the market price for Aerovate common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

- the market price per share of Aerovate common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Aerovate common stock outstanding before the reverse stock split;

- the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

- the reverse stock split will result in a per share price that will increase the ability of Aerovate to attract and retain employees;

- the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or

- the market price per share will achieve and maintain the $4.00 minimum bid price requirement, unless it effects a reverse stock split, for a sufficient period of time for the Combined Company's common stock to be approved for listing by Nasdaq.

The market price of Aerovate common stock will also be based on the performance of Aerovate, and after the Merger, on the performance of the Combined Company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Aerovate common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Aerovate may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Aerovate common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

## Principal Effects of the Reverse Stock Split

The reverse stock split will be realized simultaneously for all shares of Aerovate common stock and options to purchase shares of Aerovate common stock outstanding immediately prior to the Reverse Stock Split Effective Time. The reverse stock split will affect all holders of shares of Aerovate common stock outstanding immediately prior to the Reverse Stock Split Effective Time uniformly and each such stockholder will hold the same percentage of Aerovate common stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Aerovate common stock or preferred stock and will not reduce the number of authorized shares of Aerovate common stock or preferred stock. Aerovate common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. Proportionate adjustments will be made to the per share exercise price, the number of shares issuable upon the exercise, vesting or settlement of all outstanding options to purchase shares of Aerovate common stock, and the number of shares reserved for issuance pursuant to Aerovate's existing equity incentive and employee stock purchase plans will be reduced proportionately based on the Split Ratio. The reverse stock split will not affect Aerovate continuing to be subject to the periodic reporting requirements of the Exchange Act.

## Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Aerovate stockholders approve the amendment to the Aerovate Charter effecting the reverse stock split, the Aerovate board of directors and Jade board of directors mutually agree that a reverse stock split is necessary, and the Aerovate board of directors still believes that a reverse stock split is in the best interests of Aerovate and its stockholders, Aerovate will file the amendment to the Aerovate Charter with the Secretary of State of the State of Delaware at such time as the Aerovate board of directors has determined to be the appropriate Reverse Stock Split Effective Time. The Aerovate board of directors and Jade board of directors may mutually agree to delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the Reverse Stock Split Effective Time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the Reverse Stock Split Effective Time, the Aerovate stockholders will be notified that the reverse stock split has been effected. Aerovate expects that the Aerovate transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates (or book-entry positions) representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Aerovate. No new certificates (or book-entry positions) will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Shares held in book-entry form will be automatically exchanged. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. **Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.**

**No Fractional Shares**

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction of a share to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the filing of the amendment to the Aerovate Charter effecting the reverse stock split. For the foregoing purposes, all shares of common stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Aerovate is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Aerovate or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

**Potential Anti-Takeover Effect**

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Aerovate board of directors or contemplating a tender offer or other transaction for the combination of Aerovate with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which Aerovate is aware to accumulate shares of Aerovate common stock or obtain control of Aerovate, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Aerovate board of directors and stockholders. Other than the proposals being submitted to the Aerovate stockholders for their consideration at the Aerovate Special Meeting, the Aerovate board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Aerovate. For more information, please see the section titled "*Risk Factors — Risks Related to the Combined Company*" beginning on page 97 of this proxy statement/prospectus.

**U.S. Federal Income Tax Considerations of the Reverse Stock Split**

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of Aerovate common stock of the reverse stock split. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Aerovate have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the reverse stock split.

This discussion is limited to a U.S. Holder that holds Aerovate common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder's particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

- U.S. expatriates and former citizens or long-term residents of the United States;

- U.S. Holders whose functional currency is not the U.S. dollar;

- persons holding Aerovate common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

- banks, insurance companies and other financial institutions;

- real estate investment trusts or regulated investment companies;

- brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in Aerovate common stock ;

- partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);

- tax-exempt organizations or governmental organizations;

- persons deemed to sell Aerovate common stock under the constructive sale provisions of the Code;

- persons who hold or receive Aerovate common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

- tax-qualified retirement plans; and

- persons that own, or have owned, actually or constructively, more than 5% of Aerovate common stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Aerovate common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Aerovate common stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the reverse stock split.

For purpose of this discussion, a "U.S. Holder" is any beneficial owner of Aerovate common stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

- an individual who is a citizen or resident of the United States;

- a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

**This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the reverse stock split arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.**

### Tax Consequences of the Reverse Stock Split

The proposed reverse stock split is intended to qualify as a "recapitalization" for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed reverse stock split, except with respect to cash received in lieu of a fractional share of Aerovate common stock, as discussed below. A U.S. Holder's aggregate adjusted tax basis in the shares of Aerovate common stock received pursuant to the proposed reverse stock split should equal the aggregate adjusted tax basis of the shares of the Aerovate common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Aerovate common stock), and such U.S. Holder's holding period in the shares of Aerovate common stock received should include the holding period in the shares of Aerovate common stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Aerovate common stock surrendered to the shares of Aerovate common stock received in a recapitalization pursuant to the proposed reverse stock split. Each U.S. Holder of shares of Aerovate common stock acquired on different dates and at different prices is urged to consult its tax advisor regarding the allocation of the tax basis and holding period of such shares.

### Cash in Lieu of Fractional Shares

A U.S. Holder that receives cash in lieu of a fractional share of Aerovate common stock pursuant to the proposed reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the shares of Aerovate common stock surrendered that is allocated to such fractional share of Aerovate common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder's holding period for Aerovate common stock surrendered exceeded one year at the effective time of the reverse stock split.

### Tax Reporting Regarding the Reverse Stock Split

Assuming the reverse stock split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each U.S. Holder who receives shares of Aerovate common stock in the reverse stock split is required to retain permanent records pertaining to the reverse stock split and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned at least five percent (by vote or value) of the total outstanding stock of Aerovate or who owned securities in Aerovate with a basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the reverse stock split is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the holder's tax basis in the U.S. Holder's Aerovate common stock and the fair market value of such stock. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

**This discussion of U.S. federal income tax considerations of the reverse stock split is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the reverse stock split to you may be complex and will depend on your specific situation and on factors that are not within Aerovate's knowledge or control. Each prospective investor is urged to consult its tax advisor with respect to the application of U.S. federal income tax laws to its specific situation as well as any tax considerations arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.**

### Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional share of Aerovate common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Aerovate common stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Aerovate common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

**Required Vote**

The affirmative vote of the holders of a majority of the outstanding shares of Aerovate capital stock is required to approve the Reverse Stock Split Proposal. Abstentions and broker non-votes, if any, will have the effect of a vote "AGAINST" the Reverse Stock Split Proposal.

The Merger is conditioned upon the approval of the Reverse Stock Split Proposal. However, the Aerovate board of directors, without Jade's input, may determine to effect the reverse stock split, if it is approved by the Aerovate stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of Aerovate common stock pursuant to the Merger Agreement.

Certain Aerovate stockholders have agreed to vote any shares of Aerovate common stock owned by them in favor of the Reverse Stock Split Proposal. Please see the section titled "*Agreements Related to the Merger — Support Agreements*" beginning on page 172 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards "FOR" the approval of the Reverse Stock Split Proposal.

**THE AEROVATE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE REVERSE STOCK SPLIT PROPOSAL.**

# PROPOSAL NO. 3 — THE AUTHORIZED SHARE INCREASE PROPOSAL

## General

At the Aerovate Special Meeting, Aerovate will ask its stockholders to approve an amendment to the Aerovate Charter to increase the number of authorized shares of Aerovate common stock (the "Aerovate Share Increase Amendment"). On February 19, 2025, Aerovate's board of directors approved a proposal to amend the Aerovate Charter to increase the number of authorized shares of Aerovate common stock from 150,000,000 shares to 300,000,000, which would also have the effect of increasing the total number of authorized shares from 160,000,000, including Aerovate preferred stock, to 310,000,000 (the "Aerovate Share Increase"), in the form attached as *Annex C* to this proxy statement/prospectus. As of March 14, 2025, there were 28,985,019 shares of Aerovate common stock issued and outstanding, and 6,980,119 shares of Aerovate common stock reserved for issuance. Accordingly, approximately 114,034,862 shares of the total number of Aerovate common stock currently authorized remain available for issuance or may be reserved for issuance.

## Form of the Aerovate Share Increase Amendment

The Aerovate Share Increase Amendment would amend and restate the first paragraph of Article IV of the Aerovate Charter in its entirety as follows:

"The total number of shares of capital stock which the Corporation shall have authority to issue is 310,000,000, of which (i) 300,000,000 shares shall be a class designated as common stock, par value $0.0001 per share (the "Common Stock"), and (ii) 10,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the "Undesignated Preferred Stock")."

## Background and Reasons for the Aerovate Share Increase Amendment

The Aerovate Charter currently authorizes the issuance of up to 150,000,000 shares of Aerovate common stock and 10,000,000 shares of preferred stock. As of the close of business as on March 14, 2025, there were 28,985,019 shares of Aerovate common stock issued and outstanding, and 6,980,119 shares of Aerovate common stock reserved for issuance. Accordingly, 114,034,862 shares of the total number of Aerovate common stock currently authorized remain available for issuance or may be reserved for issuance.

As described in greater detail in the section of this proxy statement/prospectus titled "*The Merger Agreement*," pursuant to the Merger Agreement, Aerovate will be required to issue shares of Aerovate common stock, including shares of Aerovate common stock issuable upon conversion of Aerovate Series A Preferred Stock, to Jade stockholders and to assume Jade's Amended and Restated 2024 Equity Incentive Plan and outstanding options and pre-funded warrants to purchase Jade common stock.

The number of shares of Aerovate common stock currently authorized and unissued and not reserved for issuance is not sufficient for (i) the issuance of Aerovate common stock, including shares of Aerovate common stock issuable upon conversion of Aerovate Series A Preferred Stock, pursuant to the Merger Agreement and (ii) the assumption of Jade's Amended and Restated 2024 Equity Incentive Plan and outstanding options and pre-funded warrants to purchase Jade common stock. In addition, there will not be sufficient shares of Aerovate common stock available for issuance in connection with possible future acquisitions, equity and equity-based financings, possible future awards under employee benefit plans and other corporate purposes that Aerovate's board of directors may determine to be desirable. Therefore, Aerovate's board of directors has determined that the Aerovate Share Increase Amendment is in the best interests of Aerovate and its stockholders.

If the Aerovate Share Increase Amendment is approved by stockholders, upon its effectiveness, and without giving effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/ prospectus, Aerovate will have a total of 300,000,000 authorized shares of Aerovate common stock, with 28,985,019 shares of Aerovate common stock issued and outstanding (as of the Record Date), and 6,980,119 shares reserved for issuance (as of the Record Date), leaving a balance of 264,034,862 shares of Aerovate common stock authorized and unissued and not reserved for any specific purpose. Such outstanding share amounts will be correspondingly adjusted to the extent the proposed reverse stock split is effected prior to effectiveness of the Aerovate Share Increase Amendment, but the reverse stock split will not change the number of authorized shares of common or preferred stock. The Aerovate Share Increase Amendment will have no effect on the authorized shares of Aerovate preferred stock.

Except for (i) the issuance of shares of Aerovate common stock, including shares of Aerovate common stock issuable upon conversion of Aerovate Series A Preferred Stock, and (ii) the issuance of shares of Aerovate common stock that may result from the assumption of Jade's Amended and Restated 2024 Equity Incentive Plan and outstanding options and pre-funded warrants to purchase Jade common stock, each pursuant to the terms of the Merger Agreement, Aerovate does not currently have any plans, proposals or arrangement to issue any of its authorized but unissued shares of common stock.

**Possible Effects of the Aerovate Share Increase Amendment**

If the Aerovate Share Increase Amendment is approved and becomes effective, the additional authorized shares would be available for issuance at the discretion of Aerovate's board of directors and without further stockholder approval, except as may be required by law or Nasdaq rules. The additional shares of authorized Aerovate common stock would have the same rights and privileges as the shares of Aerovate common stock currently issued and outstanding. Holders of Aerovate common stock have no preemptive rights. The Aerovate Share Increase would not change the number of shares of common stock outstanding, nor will it have any immediate dilutive effect; however, the issuance of additional shares of Aerovate common stock authorized by the Aerovate Share Increase may, among other things, have a dilutive effect on earnings per share and on stockholders' equity and voting rights. Furthermore, future sales of substantial amounts of Aerovate common stock, or the perception that these sales might occur, could adversely affect the prevailing market price of Aerovate common stock or limit Aerovate's ability to raise additional capital. Aerovate stockholders should recognize that, as a result of this proposal, they will own a smaller percentage of shares relative to the total authorized shares of Aerovate than they presently own.

**Appraisal or Dissenters' Rights**

Pursuant to the DGCL, stockholders are not entitled to appraisal rights or dissenter's rights with respect to the Aerovate Share Increase Amendment or the Aerovate Share Increase.

**Effectiveness of Amendment**

If the Aerovate Share Increase Amendment is approved by the stockholders at the Aerovate Special Meeting, it will become effective upon the filing of a certificate of amendment, a copy of which is attached as *Annex C* to this proxy statement/prospectus, with the Delaware Secretary of State or such later effective date and time as specified in the certificate of amendment in accordance with Delaware law.

Copies of the Aerovate Charter and the certificates of amendment to the Aerovate Charter are available as exhibits to this proxy statement/prospectus.

**Required Vote**

The affirmative vote of the holders of a majority of the outstanding shares of Aerovate capital stock is required to approve the Authorized Share Increase Proposal. Abstentions and broker non-votes, if any, will have the same effect of a vote "AGAINST" the Authorized Share Increase Proposal.

The Merger is conditioned upon the approval of the Authorized Share Increase Proposal. Notwithstanding the approval of the Authorized Share Increase Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Authorized Share Increase Proposal will not be effected.

The Authorized Share Increase Proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Authorized Share Increase Proposal, if the Nasdaq Stock Issuance Proposal is not approved, the actions contemplated by the Authorized Share Increase Proposal will not be effected and the Merger will not be consummated.

Certain Aerovate stockholders have agreed to vote any shares of Aerovate common stock owned by them in favor of the Authorized Share Increase Proposal. Please see the section titled "*Agreements Related to the Merger — Support Agreements*" beginning on page 172 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards "FOR" the Authorized Share Increase Proposal.

**THE AEROVATE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AUTHORIZED SHARE INCREASE PROPOSAL.**

## PROPOSAL NO. 4 — THE REDOMESTICATION PROPOSAL

**General**

At the Aerovate special meeting, Aerovate stockholders will be asked to approve the conversion of Aerovate from a corporation organized under the laws of the State of Delaware (the "Delaware Corporation") to a corporation organized under the laws of the State of Nevada (the "Nevada Corporation") and to adopt the resolutions of Aerovate's board of directors approving the redomestication (the "Nevada Redomestication Resolution") included as *Annex N* to this proxy statement/prospectus, as more fully described in this Proposal No. 4. The proposed redomestication of the Delaware Corporation by a conversion into the Nevada Corporation is referred to herein as the "Nevada Redomestication."

**Principal Terms of the Nevada Redomestication**

If the Nevada Redomestication is approved by Aerovate stockholders and the Merger is completed, the Nevada Redomestication will be effected by the Combined Company through a conversion pursuant to Section 266 of the DGCL, and Sections 92A.195 and 92A.205 of the Nevada Revised Statutes (as may be amended from time to time, "NRS"), as set forth in the plan of conversion (the "Plan of Conversion"), included as *Annex H* to this proxy statement/prospectus. Approval of the Redomestication Proposal will constitute approval of the Plan of Conversion.

Through the adoption of the Plan of Conversion, upon the effectuation of the Nevada Redomestication:

- The Combined Company will continue in existence as a Nevada corporation and will continue to operate its business under the name "Jade Biosciences, Inc."

- The internal affairs of the Combined Company will cease to be governed by Delaware law and will instead be governed by Nevada law. See "*Effects of the Nevada Redomestication — Comparison of Stockholder Rights under Delaware and Nevada Law*" below.

- The Combined Company will cease to be governed by Aerovate's second amended and restated certificate of incorporation (the "Delaware Charter" or the "Aerovate Charter") and Aerovate's amended and restated bylaws (the "Delaware Bylaws" or the "Aerovate Bylaws") and will instead be governed by the provisions of the proposed Nevada articles of incorporation (the "Nevada Charter") and the proposed Nevada bylaws (the "Nevada Bylaws"), forms of which are included as *Annex D* and *Annex E*, respectively, to this proxy statement/prospectus. See "*Effects of the Nevada Redomestication — Comparison of Rights of Holders of the Delaware Corporation Capital Stock and the Nevada Corporation Capital Stock*" below.

- The Nevada Redomestication will not result in any change in the Combined Company's business, management, obligations, assets or liabilities (other than as a result of the transaction costs related to the Nevada Redomestication).

- Each outstanding share of common stock of the Delaware Corporation will be automatically converted into one outstanding share of common stock of the Nevada Corporation.

- Each outstanding share of any series of the preferred stock of the Delaware Corporation will be automatically converted into one outstanding share of the corresponding series of the preferred stock of the Nevada Corporation.

- Stockholders of the Combined Company will not be required to exchange their existing stock certificates for new stock certificates.

- Each outstanding option or right to acquire shares of common stock of the Delaware Corporation will continue in existence in the form of and will automatically become an option or right to acquire an equal number of shares of common stock of the Nevada Corporation under the same terms and conditions.

- The common stock of the Nevada Corporation resulting from the conversion will continue to be traded on Nasdaq under the symbol "JBIO." The Nevada Redomestication is not expected to cause any interruption in the trading of such common stock.

If Aerovate stockholders approve the Nevada Redomestication and the Merger is completed, Aerovate and Jade anticipate that the Nevada Redomestication will become effective as soon as practicable following the Merger (the "Nevada Redomestication Effective Time").

The Nevada Redomestication may be delayed by Aerovate's board of directors or the Combined Company's board of directors, or the Plan of Conversion may be terminated and abandoned by action of Aerovate's board of directors or the Combined Company's board of directors, at any time prior to the Nevada Redomestication Effective Time, whether before or after the approval by Aerovate's stockholders, if Aerovate's board of directors or the Combined Company's board of directors determines for any reason that such delay or abandonment would be in the best interests of Aerovate and its stockholders or the Combined Company and its stockholders, as the case may be, including if the Merger is not completed for any reason. In addition, Aerovate or the Combined Company may face legal challenges to the Nevada Redomestication, including, among others, stockholder challenges under Delaware law, seeking to delay or prevent the Nevada Redomestication.

**Reasons for the Nevada Redomestication**

Aerovate's board of directors and Jade's board of directors believe that there are several reasons the Nevada Redomestication is in the best interests of the Combined Company and its stockholders. In particular, Aerovate's board of directors and Jade's board of directors believe that the Nevada Redomestication will allow the Combined Company to take advantage of certain provisions of the corporate and tax laws of Nevada.

The Nevada Redomestication will eliminate the Combined Company's obligation to pay the annual Delaware franchise tax, which Aerovate and Jade expect will result in substantial savings to the Combined Company over the long term. For fiscal year 2024, Aerovate paid approximately $200,000 in Delaware franchise taxes. Jade anticipates that, if the Combined Company remains a Delaware Corporation, for fiscal year 2025, the Combined Company's Delaware franchise taxes is estimated to be approximately $200,000 (based on the expected capital structure and assets of the combined company). If the Combined Company redomesticates in Nevada, the Combined Company's current annual fees will consist of an annual Nevada state business license fee of $500, and the current fee for filing the Combined Company's annual list of directors and officers, based on the number of authorized shares of capital stock and their par value, would be equal to $300.

The Nevada Redomestication will potentially reduce the risk of opportunistic stockholder demands and litigation for the Combined Company and its directors and officers, which may allow the Combined Company's directors and officers to focus on the Combined Company's business and save it the cost of such demands and litigation. Within recent years, the increasing frequency and cost of claims directed towards directors and officers of Delaware corporations has expanded the risk facing directors and officers of public companies in exercising their duties. For example, from time to time, public companies respond to stockholder books and records inspection demands pursuant to Section 220 of the DGCL, purportedly seeking to investigate alleged mismanagement and wrongdoing, which, in turn, causes public companies to expend substantial legal fees and costs in responding to such demands, in addition to the time and distraction for the management team in gathering records and providing information to the company's lawyers. Such stockholder demands and litigation can be time-consuming and burdensome, both for the directors and officers involved and other members of management and employees. If the Combined Company were to be targeted by opportunistic stockholder demands or lawsuits, the costs or other consequences of responding to or defending such claims could potentially be borne by the Combined Company's stockholders through, among other things, indemnification obligations, distraction to the Combined Company's management and employees, and increased insurance premiums. Aerovate's board of directors believes Nevada's statute-focused approach will better balance the benefits and costs of litigation to the Combined Company and its stockholders since it depends less upon judicial supplementation and revision, and is intended to be stable, predictable and efficient, whereas Delaware law's dependence on judicial interpretation may lend itself to greater uncertainty and instability over time.

The Nevada Redomestication will potentially provide the Combined Company's directors and officers with greater protection, which may help the Combined Company attract and retain highly qualified management personnel. Delaware law permits a corporation to adopt provisions limiting or eliminating the liability of a director or an officer to a company and its stockholders for monetary damages for breach of fiduciary duty, provided that the liability does not arise from certain proscribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. In contrast, Nevada law provides for a broader exclusion of individual liability of both officers and directors to a Nevada corporation and its stockholders, allowing for the exclusion of damages as a result of any director's or officer's act or failure to act, unless the presumption that the director or officer acted in good faith, on an informed basis, and with a view to the interests of the corporation has been rebutted and it is proven that the director or officer breached their fiduciary duty and such breach involved intentional misconduct, fraud, or a knowing violation of the law. Accordingly, the Nevada Redomestication will allow the Combined Company to eliminate any liability of directors or officers for a breach of the duty of loyalty unless the breach involves intentional misconduct, fraud, or a knowing violation of law. There is currently no known pending claim or litigation against any of Aerovate's directors or officers for breach of fiduciary duty related to their service as directors or officers of Aerovate.

**Certain Risks Associated with the Nevada Redomestication**

There can be no assurance that the Nevada Redomestication will result in all or any of the benefits described in this proxy statement/prospectus, including the benefits of or resulting from incorporation under Nevada or the application of Nevada law to the internal affairs of the Combined Company. See "*Risk Factors — Risks Related to the Nevada Redomestication.*"

**Effects of the Nevada Redomestication**

The Nevada Redomestication will effect a change in the legal domicile of the Combined Company and other changes, the most significant of which are described below. Following the Nevada Redomestication, the Combined Company will be governed by the NRS instead of the DGCL, and the Combined Company will be governed by the Nevada Charter and the Nevada Bylaws. Approval of this Proposal No. 4 will constitute approval of the Nevada Charter and Nevada Bylaws. The Delaware Charter and the Delaware Bylaws will no longer be applicable following completion of the Nevada Redomestication.

The summaries below do not purport to be complete and are subject to, and qualified in their entirety by reference to, the NRS, the Nevada Charter, Nevada Bylaws, the DGCL, the Delaware Charter and Delaware Bylaws, which you should carefully read, together with this entire document and the other referenced documents for a more complete understanding of the differences between being a stockholder of the Delaware Corporation before the Nevada Redomestication and being a stockholder of the Nevada Corporation following the completion of the Nevada Redomestication. Copies of the Nevada Charter, the Nevada Bylaws, the Delaware Charter, the Delaware Bylaws, the form of certificate of amendment to effect the proposed reverse stock split described in Proposal No. 2 and the form of certificate of amendment to effect the increase in the number of authorized shares of Aerovate common stock described in Proposal No. 3 are included as *Annex D*, *Annex E*, *Exhibit 3.3*, *Exhibit 3.4*, *Annex B* and *Annex C,* respectively, to this proxy statement/prospectus.

***Comparison of Rights of Holders of the Delaware Corporation Capital Stock and the Nevada Corporation Capital Stock***

The Nevada Charter and Nevada Bylaws differ in several respects from the Delaware Charter and Delaware Bylaws, respectively. The differences between the rights of stockholders of the Delaware Corporation under the Delaware Charter and Delaware Bylaws and their rights as stockholders of the Nevada Corporation immediately after the Nevada Redomestication under the Nevada Charter and Nevada Bylaws are summarized below. The following summary gives effect to the proposed reverse stock split described in Proposal No. 2 and the proposed increase in the number of authorized shares of Aerovate common stock described in Proposal No. 3.

| The Delaware Corporation | The Nevada Corporation |
|---|---|

*Organizational Documents*

| The rights of the Delaware Corporation's stockholders are governed by the Delaware Charter, Delaware Bylaws and the DGCL. | The rights of the Nevada Corporation's stockholders will be governed by the Nevada Charter, Nevada Bylaws and the NRS. |
|---|---|

*Authorized Capital Stock*

| The Delaware Corporation is authorized to issue two classes of capital stock which are designated, respectively, "common stock" and "undesignated preferred stock." The total number of shares that the Delaware Corporation will be authorized to issue will be 310,000,000, of which 300,000,000 shares are common stock, par value $0.0001 per share, and 10,000,000 shares are undesignated preferred stock, par value $0.0001 per share. The number of authorized shares of Delaware Corporation common stock or undesignated preferred stock may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of Aerovate entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL. | The Nevada Corporation will be authorized to issue two classes of capital stock which will be designated, respectively, "common stock" and "preferred stock." The total number of shares that the Nevada Corporation will be authorized to issue is 310,000,000, of which 300,000,000 shares will be common stock, par value $0.0001 per share, and 10,000,000 shares will be preferred stock, par value $0.0001 per share. The number of authorized shares of Nevada Corporation common stock or preferred stock may be increased or decreased by an amendment to the Nevada Charter adopted by resolution of the Nevada Corporation's board of directors and approved by the stockholders holding shares representing at least a majority of the voting power, as long as the proposed amendment does not adversely alter or change any preference or relative or other right given to any class or series of outstanding shares (in which event, unless the articles specifically deny the right to vote on such an amendment, the amendment must be approved by the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment regardless of limitations or restrictions on the voting power thereof). The number of authorized shares of Nevada Corporation common stock or preferred stock may also be increased or decreased by resolution of the Nevada Corporation's board of directors, without a vote of the stockholders, as long as the corporation simultaneously and correspondingly increases or decreases the number of issued and outstanding shares of common stock or preferred stock held by each stockholder of record and the action taken (i) does not adversely alter or change any preference or relative or other right given to any other class or series of outstanding shares and (ii) does not include any provisions pursuant to which only money will be paid or scrip issued to stockholders who hold 10% or more of the outstanding shares of the affected class and series, and who would otherwise be entitled to receive a fraction of a share in exchange for the cancellation of all of their outstanding shares. |
|---|---|

| The Delaware Corporation | The Nevada Corporation |
|---|---|

*Common Stock*

| | |
|---|---|
| The Delaware Corporation's authorized common stock will consist of 300,000,000 shares of common stock. | The Nevada Corporation's authorized common stock will consist of 300,000,000 shares of common stock. |
| Each holder of a share of Delaware Corporation common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders. | Each holder of a share of Nevada Corporation common stock will be entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders. |

*Preferred Stock*

| | |
|---|---|
| The Delaware Corporation's authorized preferred stock consists of 10,000,000 shares of undesignated preferred stock. No shares of the Delaware Corporation's undesignated preferred stock are currently outstanding. | The Nevada Corporation's authorized preferred stock will consist of 10,000,000 shares of preferred stock. |
| In connection with the Merger, the Delaware Corporation's board of directors will designate approximately 441,688 shares of the Delaware Corporation's undesignated preferred stock as Series A Non-Voting Convertible Preferred Stock (the "Delaware Corporation Series A Preferred Stock") through a certificate of designation in the form attached as *Annex O* (the "Delaware Certificate of Designation"). No shares of the Delaware Corporation Series A Preferred Stock are currently authorized or outstanding. As long as any shares of the Delaware Corporation Series A Preferred Stock are outstanding, the Delaware Corporation will not, without the affirmative vote or written waiver of the holders of a majority of the then outstanding shares of the Delaware Corporation Series A Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Delaware Corporation Series A Preferred Stock or alter or amend the Delaware Certificate of Designation, amend or repeal any provision of, or add any provision to, the Delaware Charter or Delaware Bylaws, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of the Delaware Corporation's preferred stock, in each case if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Delaware Corporation Series A Preferred Stock, regardless of whether any of the foregoing actions will be by means of amendment to the Delaware Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of the Delaware Corporation Series A Preferred Stock beyond those contemplated for | Assuming the Delaware Corporation's board of directors designates approximately 441,688 shares of the Delaware Corporation's preferred stock as the Delaware Corporation Series A Preferred Stock through the Delaware Certificate of Designation, the Nevada Corporation will have approximately 441,688 shares of the Series A Non-Voting Convertible Preferred Stock (the "Nevada Corporation Series A Preferred Stock") through a certificate of designation in the form attached as *Annex P* (the "Nevada Certificate of Designation"). As long as any shares of the Nevada Corporation Series A Preferred Stock are outstanding, the Nevada Corporation will not, without the affirmative vote or written waiver of the holders of a majority of the then outstanding shares of the Nevada Corporation Series A Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Nevada Corporation Series A Preferred Stock or alter or amend the Nevada Certificate of Designation, amend or repeal any provision of, or add any provision to, the Nevada Charter or Nevada Bylaws, or file any certificate of designation (or any amendment thereto) relating to any series of the Nevada Corporation's preferred stock, in each case if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Nevada Corporation Series A Preferred Stock, regardless of whether any of the foregoing actions will be by means of amendment to the Nevada Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of the Nevada Corporation Series A Preferred Stock beyond those contemplated for issuance in the Merger Agreement or increase or decrease (other than by conversion) the number of authorized shares of the Nevada |

| The Delaware Corporation | The Nevada Corporation |
|---|---|
| issuance in the Merger Agreement or increase or decrease (other than by conversion) the number of authorized shares of the Delaware Corporation Series A Preferred Stock, (iii) at any time while at least 30% of the originally issued Delaware Corporation Series A Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in the Delaware Certificate of Designation) or (B) any merger or consolidation of Aerovate with or into another entity or any stock sale to, or other business combination in which the stockholders of the Delaware Corporation immediately before such transaction do not hold at least a majority on an as-converted-to-Delaware Corporation common stock basis of the capital stock of the Delaware Corporation, immediately after such transaction or (iv) enter into any agreement with respect to any of the foregoing that does not explicitly require the approval contemplated herein to consummate such transaction. | Corporation Series A Preferred Stock, (iii) at any time while at least 30% of the originally issued Nevada Corporation Series A Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in the Nevada Certificate of Designation) or (B) any merger or consolidation of the Nevada Corporation with or into another entity or any stock sale to, or other business combination in which the stockholders of the Nevada Corporation immediately before such transaction do not hold at least a majority on an as-converted-to-Nevada Corporation common stock basis of the capital stock of the Nevada Corporation, immediately after such transaction or (iv) enter into any agreement with respect to any of the foregoing that does not explicitly require the approval contemplated herein to consummate such transaction. |

*Number and Qualification of Directors*

| | |
|---|---|
| The number of Delaware Corporation directors is fixed from time to time by resolution of the Delaware Corporation's board of directors. Following the completion of the Merger, the Delaware Corporation's board of directors is expected to consist of six members. No decrease in the authorized number of directors constituting the Delaware Corporation's board of directors will shorten the term of any incumbent director. Directors need not be stockholders of the Delaware Corporation. | The number of Nevada Corporation directors will be fixed from time to time by the Nevada Corporation's board of directors. The Nevada Corporation's board of directors is expected to consist of six members at the Nevada Redomestication Effective Time. No decrease in the authorized number of directors constituting the Nevada Corporation's board of directors will shorten the term of any incumbent director. Directors need not be stockholders of the Nevada Corporation. |

*Structure of Board of Directors; Term of Directors; Election of Directors*

| | |
|---|---|
| Other than any directors elected by the separate vote of the holders of any series of the Delaware Corporation's undesignated preferred stock, the Delaware Corporation's board of directors is divided into three classes, designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Delaware Corporation's board of directors. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Notwithstanding the foregoing, directors elected to each class hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal. Directors are elected by a plurality of the votes properly cast. | Other than any directors elected by the separate vote of the holders of any class or series of the Nevada Corporation's preferred stock, the Nevada Corporation's board of directors will be divided into three classes, designated as Class I, Class II and Class III, respectively, with directors assigned to each class by the Nevada Corporation's board of directors. At each annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting (but at least one-fourth of the total number of the directors must be elected annually). Notwithstanding the foregoing, directors elected to each class will hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal. Directors will be elected by a plurality of the votes properly cast. |

| The Delaware Corporation | The Nevada Corporation |
|---|---|

*Removal of Directors*

| | |
|---|---|
| Subject to the rights of the holders of any series of the Delaware Corporation's undesignated preferred stock to elect directors, or except as otherwise provided by the DGCL or the Delaware Charter, any director may be removed from office at any time, but only with cause and only by the affirmative vote of the holders of not less than two-thirds (66²/₃%) of the outstanding shares of capital stock of the Delaware Corporation then entitled to vote at an election of directors. | Subject to the rights of the holders of any series of the Nevada Corporation's preferred stock to elect directors, or except as otherwise provided by the NRS or the Nevada Charter, any director may be removed from office only (i) with cause and (ii) by the affirmative vote of the holders of not less than two-thirds (2/3%) of the voting power of the outstanding shares of capital stock of the Nevada Corporation then entitled to vote in an election of directors. |

*Vacancies on the Board of Directors*

| | |
|---|---|
| Any director may resign at any time upon notice in writing or electronic transmission to Delaware Corporation's Chairman of the board of directors, President or Secretary. Such resignation shall be effective upon receipt, unless the resignation otherwise provides. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of the Delaware Corporation's undesignated preferred stock, all vacancies, however occurring, including, without limitation, by reason of an increase in the size of the board of directors, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of the directors for which the vacancy was created or occurred and until such director's successor is elected and qualified or until his or her earlier resignation, death or removal. | Any director may resign at any time upon notice given in a writing (including one sent by electronic transmission) to the Nevada Corporation's board of directors, the Chair of the board of directors or Secretary. Such resignation shall be effective upon delivery, unless the resignation otherwise provides. Subject to any limitations imposed by applicable law and the rights of the holders of any class or series of the Nevada Corporation's preferred stock, all vacancies, however occurring, including, without limitation, by reason of an increase in the size of the board of directors, shall be filled solely and exclusively by a majority of the remaining directors then in office, even if less than a quorum, and not by the stockholders. Any director appointed in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the vacancy was created or occurred and until such director's successor is elected and qualified or until his or her earlier resignation, death or removal. |

*Stockholder Action by Written Consent*

| | |
|---|---|
| No action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the Delaware Corporation's Bylaws, and no action may be taken by the stockholders by written consent. | No action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the Nevada Bylaws, and no action may be taken by the stockholders by written consent. |

*Quorum*

| | |
|---|---|
| Unless otherwise provided by law, the Delaware Charter or the Delaware Bylaws, at each meeting of stockholders the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting | Except as otherwise required by law, the Nevada Charter or the Nevada Bylaws, at any meeting of stockholders, the holders of a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If a quorum is not present or represented at any meeting, then the chair of the meeting, or the holders of a majority of the voting power of the stock present in person or represented |

213

| The Delaware Corporation | The Nevada Corporation |
| --- | --- |
| from time to time, and the meeting may be held as adjourned without further notice. | by proxy at the meeting and entitled to vote thereon, shall have power to adjourn or recess the meeting from time to time, until a quorum is present or represented. |
| *Special Meetings of Stockholders* | |
| Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of undesignated preferred stock, special meetings of stockholders may be called only by the Delaware Corporation's board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. Special meetings may not be called by any other person or persons.<br><br>Only those matters set forth in the notice of the special meeting may be considered or acted upon at such special meeting. Nominations of persons for election to the Delaware Corporation's board of directors and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with the Delaware Bylaws. | Except as otherwise required by statute and subject to the rights, if any, of the holders of any class or series of preferred stock, special meetings of stockholders may be called only by the Nevada Corporation's board of directors. Special meetings may not be called by any other person or persons.<br><br>Only those matters set forth in the notice of the special meeting may be considered or acted upon at such special meeting. Nominations of persons for election to the Nevada Corporation's board of directors may be made at a special meeting of stockholders pursuant to notice of the special meeting (i) by or at the direction of the Nevada Corporation's board of directors or a committee thereof or (ii) provided that the Nevada Corporation's board of directors determines that one or more directors are to be elected at such special meeting by any stockholder of the Nevada Corporation who is a stockholder of record at the time of giving notice provided for in the Nevada Bylaws, who is entitled to vote and who otherwise complies with the requirements of the Nevada Bylaws. |
| *Notice of Stockholder Meetings* | |
| Notice of each meeting of stockholders stating the hour, date and place, if any, of such meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall be given not less than ten (10) days nor more than sixty (60) days before the meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it to the stockholder's address of record. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL. Notice of special meetings must also state the purpose(s) for which the meeting has been called. | Notice of each meeting of stockholders stating the date, time and physical location, if any, of such meeting and the means of remote communication, if any, by which stockholders and proxies may be deemed to be present in person and vote at such meeting shall be given not less than ten (10) days nor more than sixty (60) days before the meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder, by mailing it to the stockholder's address of record or by timely filing a proxy statement or an amendment thereto with the SEC, containing the notice, pursuant to Section 14(a) of the Exchange Act. Notice of special meetings will also be required to state the purpose(s) for which the meeting has been called. |
| *Advance Notice Requirements for Stockholder Proposals* | |
| Nominations of persons for election to the Delaware Corporation's board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the | Nominations of persons for election to the Nevada Corporation's board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the |

| The Delaware Corporation | The Nevada Corporation |
| --- | --- |
| direction of the Delaware Corporation's board of directors or (ii) by any stockholder of the Delaware Corporation who is a stockholder of record at the time of giving notice provided for in the Delaware Bylaws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in the Delaware Bylaws. For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation's notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders. | direction of the Nevada Corporation's board of directors or (ii) by any stockholder of the Nevada Corporation who is a stockholder of record at the time of giving notice provided for in the Nevada Bylaws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in the Nevada Bylaws. For the avoidance of doubt, the foregoing clause (ii) will be the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation's notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders. |
| *Amendment of Certificate or Articles of Incorporation* | |
| The affirmative vote of the majority of the outstanding shares of capital stock entitled to vote, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose, is required to amend or repeal provisions of the Delaware Charter; provided, however, that the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V (Shareholder Action), Article VI (Directors), Article VII (Limitations of Liability), Article VIII (Amendment of By-Laws) or Article IX (Amendment of Certificate of Incorporation) of the Delaware Charter. | The affirmative vote of a majority of the voting power of the outstanding shares of capital stock entitled to vote, and the affirmative vote of a majority of the voting power of the outstanding shares of each class of capital stock entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose, will be required to amend or repeal provisions of the Nevada Charter; provided, however, that the affirmative vote of not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than two-thirds (2/3) of the voting power of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V (Stockholder Action), Article VI (Directors), Article VII (Limitation of Liability), Article VIII (Amendment of Bylaws) or Article IX Amendment of Articles of Incorporation) of the Nevada Charter. |
| *Amendment of Bylaws* | |
| The affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, is required to amend or repeal the Delaware Bylaws; provided, however, that if the Delaware Corporation's board of directors recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal at such meeting of stockholders, voting together as a single class. Except as otherwise provided by law, the Delaware Bylaws may be amended or repealed by | The affirmative vote of not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, will be required to amend or repeal the Nevada Bylaws; provided, however, that if the Nevada Corporation's board of directors recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of a majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal at such meeting of stockholders, voting together as a single class. Except as otherwise provided by law, the Nevada |

| The Delaware Corporation | The Nevada Corporation |
| --- | --- |
| the Delaware Corporation's board of directors by the affirmative vote of a majority of the directors then in office. | Bylaws may be amended or repealed by the Nevada Corporation's board of directors. |
| *Limitation on Director and Officer Liability* | |
| The Delaware Charter provides that a director of the Delaware Corporation will not be personally liable to the Delaware Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to Aerovate or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of the Delaware Charter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Delaware Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. | The Nevada Charter will provide that liability of the directors and officers of the Nevada Corporation is eliminated or limited to the fullest extent permitted by the NRS. Under the NRS, the Nevada Corporation's directors and officers will not be personally liable to the Nevada Corporation or its stockholders or creditors for any damages for breach of fiduciary duty as a director or officer as a result of any act or failure to act in their capacity as a director or officer, unless the presumption of Nevada's codified business judgment rule has been rebutted and it is proven that the director's or officer's act or failure to act constituted a breach of their fiduciary duties as a director or officer, and that the breach of those duties involved intentional misconduct, fraud or a knowing violation of law. |
| *Indemnification* | |
| To the fullest extent permitted by the DGCL, the Delaware Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and non-officer employees of the Delaware Corporation (and any other persons to which applicable law permits the Delaware Corporation to provide indemnification) through provisions of the Delaware Bylaws, agreements with such persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by the DGCL. | To the fullest extent permitted by the NRS, the Nevada Corporation will be authorized to provide indemnification of (and advancement of expenses to) directors, officers and non-officer employees of the Nevada Corporation (and any other persons to which applicable law permits the Nevada Corporation to provide indemnification) through provisions of the Nevada Bylaws, agreements with such persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by the NRS. |
| *Conversion Rights* | |
| The Delaware Corporation does not currently have any outstanding shares of undesignated preferred stock.<br><br>In connection with the Merger, the Delaware Corporation's board of directors will designate approximately 441,688 shares of the Delaware Corporation Series A Preferred Stock through the Delaware Certificate of Designation. Following the First Effective Time, each share of the Delaware Corporation Series A Preferred Stock then outstanding shall be convertible, at any time and from time to time, at the option of the holder of the Delaware Corporation Series A Preferred Stock, into a number of shares equal to 1,000 shares of the Delaware Corporation common stock, subject to | Assuming the Delaware Corporation's board of directors designates approximately 441,688 shares of the Delaware Corporation's undesignated preferred stock as the Delaware Corporation Series A Preferred Stock through the Delaware Certificate of Designation, the Nevada Corporation will designate a comparable number of shares of the Nevada Corporation Series A Preferred Stock through the Nevada Certificate of Designation. Each share of the Nevada Corporation Series A Preferred Stock then outstanding shall be convertible, at any time and from time to time, at the option of each holder of the Nevada Corporation Series A Preferred Stock, into a number of shares equal to 1,000 shares of the Nevada Corporation common stock, subject to certain limitations, including that a holder of the |

| The Delaware Corporation | The Nevada Corporation |
|---|---|
| certain limitations, including that a holder of the Delaware Corporation Series A Preferred Stock is prohibited from converting shares of the Delaware Corporation Series A Preferred Stock into shares of the Delaware Corporation common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 19.99%) of the total number of shares of the Delaware Corporation common stock issued and outstanding immediately after giving effect to such conversion. | Nevada Corporation Series A Preferred Stock will be prohibited from converting shares of the Nevada Corporation Series A Preferred Stock into shares of the Nevada Corporation common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 19.99%) of the total number of shares of the Nevada Corporation common stock issued and outstanding immediately after giving effect to such conversion. |
| *Preemptive Rights* | |
| The Delaware Corporation stockholders do not have preemptive rights. Thus, if additional shares of the Delaware Corporation common stock are issued, the current holders of the Delaware Corporation common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance. | The Nevada Corporation stockholders will not have preemptive rights. Thus, if additional shares of the Nevada Corporation common stock are issued, the then current holders of the Nevada Corporation common stock will own, after such issuance, a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance. |
| *Distributions to Stockholders* | |
| Subject to any preferential dividend rights of any outstanding preferred stock and subject to the provisions of the Delaware Charter and applicable law, dividends may be declared and paid or set apart for payment upon the Delaware Corporation common stock out of any assets or funds of the Delaware Corporation legally available for the payment of dividends, but only when and as declared by the board of directors or any authorized committee thereof. | Subject to any preferential rights to dividends and other distributions of any outstanding shares of preferred stock and subject to the provisions of applicable law, dividends and other distributions may be declared and paid or set apart for payment upon the Nevada Corporation common stock out of any assets or funds of the Nevada Corporation legally available for the payment of dividends and other distributions, but only when and as declared by the board of directors or any authorized committee thereof. |
| *Exclusive Forum* | |
| The Delaware Bylaws provide that unless the Delaware Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Delaware Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Delaware Corporation to the Delaware Corporation or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Delaware Charter or the Delaware Bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless the Delaware Corporation consents in writing to the selection of an alternative forum, the | The Nevada Bylaws will provide that, unless the Nevada Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada (or, if such state court lacks jurisdiction, then any other state or federal district court located in the State of Nevada), shall be the sole and exclusive forum for any action, suit, proceeding or claim (i) brought in the name or right or on behalf of the Nevada Corporation, (ii) for or based upon a breach of any fiduciary duty owed by any director, officer, employee or agent of the Nevada Corporation in such capacity, (iii) arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of NRS Title 7 (including without limitation NRS Chapters 78 and 92A), the Nevada Charter or the Nevada Bylaws, or as to which the NRS confers jurisdiction on the courts of the State |

| The Delaware Corporation | The Nevada Corporation |
| --- | --- |
| federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Delaware Corporation shall be deemed to have notice of and consented to the forum selection provision of the Delaware Bylaws. | of Nevada, or (iv) asserting a claim governed by the internal affairs doctrine; provided that a federal district court of the United States located in the State of Nevada shall be the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any shares of capital stock of the Nevada Corporation shall be deemed to have notice of and consented to the forum selection provision of the Nevada Bylaws. |
| *Registration Rights* | |
| Certain holders of the Delaware Corporation's common stock are party to an investors' rights agreement with Delaware Corporation and have demand registration rights, short-form registration rights and piggyback registration rights. In accordance with the terms of the investors' rights agreement, the demand registration rights, short-form and piggyback registration rights will terminate upon the closing of the Merger.<br><br>In connection with the Merger, the Delaware Corporation will enter into a registration rights agreement with the investors participating in the Jade Pre-Closing Financing, pursuant to which, among other things, the Delaware Corporation will agree to prepare and file a resale registration statement covering the resale of certain shares of Delaware Corporation common stock within 30 business days of the Closing pursuant to Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act. The registration rights agreement also provides that the Delaware Corporation will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities. | Assuming the Delaware Corporation enters into a registration rights agreement with the investors participating in the Jade Pre-Closing Financing, the Nevada Corporation will have comparable obligations pursuant to the registration rights agreement. |
| *Stock Transfer Restrictions Applicable to Stockholders* | |
| Shares of the Delaware Corporation are transferable in the manner prescribed by the DGCL. | Shares of the Nevada Corporation will be transferable in the manner prescribed by the NRS. |

***Comparison of Stockholder Rights under Delaware and Nevada Law***

The statutory corporate laws of Nevada, as governed by the NRS, are similar in many respects to those of Delaware, as governed by the DGCL. However, there are certain differences that may affect the rights of a stockholder of the Combined Company, as well as the corporate governance of the Combined Company. The following are brief summaries of material differences between the current rights of stockholders of the Delaware Corporation under the DGCL and the rights of stockholders of the Nevada Corporation following completion of the Nevada Redomestication under the NRS.

*Increasing or Decreasing Authorized Capital Stock*

Under both Delaware and Nevada law, stockholders must approve an amendment to the corporation's charter to increase or decrease in the number of authorized shares in accordance with the provisions of the

applicable statutes. The NRS also allows the board of directors of a Nevada corporation, unless otherwise provided in the articles of incorporation (and the Nevada Charter does not otherwise provide), to increase or decrease the number of authorized shares of a class or series of the corporation's shares and correspondingly effect a proportional forward or reverse split of the same class or series of the corporation's shares (and change the par value thereof) without a vote of the stockholders. However, if the action taken (i) adversely changes or alters any right or preference of the stockholders and (ii) includes any provisions pursuant to which only money will be paid or scrip issued to stockholders who hold 10% or more of the outstanding shares of the affected class and series, and who would otherwise be entitled to receive a fraction of a share in exchange for the cancellation of all of their outstanding shares, then the proposed increase or decrease must be approved by the stockholders holding a majority of the voting power of the affected class or series. Delaware law has no similar provision to these Nevada statutes.

*Classified Board of Directors*

The DGCL permits any Delaware corporation to classify its board of directors into as many as three classes with staggered terms of office. If this is done, the stockholders elect only one class each year and each class would have a term of office of three years. The Delaware Charter also provides for a classified board of directors, with only one class elected each year, each to serve a term of three years in office. The NRS also permits any Nevada corporation to classify its board of directors into classes with staggered terms of office, as long as at least one-fourth of the total number of directors is elected annually. The Nevada Charter provides for a board of directors classified into three classes, and thus our stockholders will continue to elect one class of directors each year for a three-year term following the consummation of the Nevada Redomestication.

*Cumulative Voting*

Cumulative voting for directors entitles each stockholder to cast a number of votes that is equal to the number of voting shares held by such stockholder, multiplied by the number of directors to be elected, and to cast all such votes for one nominee or distribute such votes among up to as many candidates as there are positions to be filled. Cumulative voting may enable a minority stockholder or group of stockholders to elect at least one representative to the board of directors where such stockholders would not be able to elect any directors without cumulative voting.

Although the DGCL does not generally grant stockholders cumulative voting rights, a Delaware corporation may provide in its certificate of incorporation for cumulative voting in the election of directors. The NRS also permits any Nevada corporation to provide in its articles of incorporation the right to cumulative voting in the election of directors if certain procedures are followed.

The Delaware Charter does not provide for cumulative voting in the election of directors. Similarly, the Nevada Charter does not provide for cumulative voting.

*Vacancies*

Under both the DGCL and the NRS, subject to the certificate or articles of incorporation and bylaws, vacancies on the board of directors, including those resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director so appointed will hold office for the remainder of the term of the director no longer on the board. Both the Delaware Charter and Nevada Charter provide that only the board of directors, and not the stockholders, may fill vacancies on the board.

*Removal of Directors*

Under the DGCL, the holders of a majority of shares of each class entitled to vote at an election of directors may vote to remove any director or the entire board without cause unless (i) the board is a classified board, in which case directors may be removed only for cause, or (ii) the corporation has cumulative voting, in which case, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against their removal would be sufficient to elect him or her. Currently, as permitted by the DGCL when a company's board of directors is classified, the Delaware Charter provides that directors may be removed only for cause and only by the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of capital stock of the Delaware Corporation then entitled to vote at an election of directors. The NRS requires the vote of the holders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote in order to remove a director or all of the directors. The NRS does not make a distinction between removal for or without cause; however, in addition to the vote of two-thirds of the voting power referenced in the preceding sentence, the Nevada Charter will permit removal only with cause.

*Fiduciary Duties and Business Judgment*

Nevada, like most jurisdictions, requires that directors and officers of Nevada corporations exercise their powers in good faith and with a view to the interests of the corporation but, unlike some other jurisdictions (such as Delaware), fiduciary duties of directors and officers are codified. As a matter of statute, directors and officers, in exercising their respective powers, are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation. In performing such duties, directors and officers may exercise their business judgment through reliance on information, opinions, reports, financial statements and other financial data prepared or presented by corporate directors, officers or employees who are reasonably believed to be reliable and competent. Reliance may also be based upon: (i) advice or information provided by legal counsel, public accountants, advisers, bankers or other persons reasonably believed to be competent; and (ii) the work of a committee (on which the particular director or officer does not serve) if the committee was established and empowered by the corporation's board of directors, and if the committee's work was within its designated authority and relates to matters on which the committee was reasonably believed to merit confidence. However, directors and officers may not rely on such information, opinions, reports, books of account or similar statements if they have knowledge concerning the matter in question that would make such reliance unwarranted.

Under Delaware law, members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person's professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information. Both Delaware and Nevada law extend the statutory protection for reliance on such persons to corporate officers. The Nevada Corporation's directors and officers will, therefore, be subject to their statutory duties and protections as set forth above.

*Flexibility for Decisions, Including Takeovers*

Nevada provides directors with more discretion than Delaware in making corporate decisions, including decisions made in takeover situations. Under Nevada law, director and officer actions taken in response to a change or potential change in control are generally protected by the statutory business judgment rule. In exercising their powers, including in response to a change or potential change of control, directors and officers of Nevada corporations may consider all relevant facts, circumstances, contingencies or constituencies, which may include, without limitation, the effect of the decision on several corporate constituencies in addition to the stockholders, including the corporation's employees, suppliers, creditors and customers, the economy of the state and nation, the interests of the community and society in general, and the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. The NRS specifically states that such directors and officers are not required to consider the effect of a proposed corporate action upon any constituent as a dominant factor. Further, a director may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change of control is opposed to or not in the best interest of the corporation, upon consideration of any relevant facts, circumstances, contingencies or constituencies, including that there are reasonable grounds to believe that, within a reasonable time the corporation or any successor would be or become insolvent and subjected to bankruptcy proceedings. However, in the case of an action to resist a change or potential change in control that impedes the rights of stockholders to vote for or remove directors, directors will only be given the benefit of the presumption of the business judgment rule if the directors have reasonable grounds to believe a threat to corporate policy and effectiveness exists, and if the action taken that impedes the exercise of the stockholders' rights is reasonable in relation to such threat.

Significantly, the DGCL does not provide a similar list of statutory factors that corporate directors and officers may consider in making decisions. Instead, in a number of cases and in certain situations, Delaware law has been interpreted to provide that fiduciary duties require directors to accept an offer from the highest bidder regardless of the effect of such sale on the corporate constituencies other than the stockholders. Thus, the flexibility granted to directors of Nevada corporations when making business decisions, including in the context of a hostile takeover, are significantly greater than those granted to directors of Delaware corporations. In light of the Nevada constituency statute, the Combined Company's board of directors will have greater discretion in determining the appropriate factors to take into consideration when making corporate decisions under Nevada law than under Delaware law.

*Limitation on Personal Liability of Directors and Officers*

The NRS and the DGCL each, by way of statutory provisions or permitted provisions in corporate charter documents, eliminate or limit the personal liability of directors and officers to the corporation and their stockholders for monetary damages for breach of a director's fiduciary duty, subject to the differences discussed below.

The DGCL permits corporations to adopt charter provisions exculpating directors from monetary liability to the corporation and its stockholders for breaches of the directors' duty of care, but the statute precludes liability limitation for breach of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct and for paying dividends or repurchasing stock out of other than lawfully available funds. With respect to a corporation's most senior officers namely, the chief executive officer, president, chief financial officer, chief operating officer, chief legal officer, controller, treasurer and chief accounting officer, as well as any other persons identified as "named executive officers" in a public company's most recent SEC filings or who otherwise consent to jurisdiction under Delaware's long-arm statute applicable to directors and officers of Delaware corporations, the DGCL authorizes similar limitations of liability, but only in connection with direct claims brought by stockholders, including class actions. The DGCL does not, however, authorize a limitation on liability of officers for breach of fiduciary duty arising out of claims brought by the corporation itself or for derivative claims brought by stockholders in the name of the corporation.

Under the NRS, in order for a director or officer to be individually liable to the corporation or its stockholders or creditors for damages as a result of any act or failure to act, the presumption of the codified business judgment rule must be rebutted and it must be proven that the director's or officer's act or failure to act constituted a breach of their fiduciary duties as a director or officer, and that the breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Unlike the DGCL, however, the limitation on director and officer liability under the NRS does not distinguish the duty of loyalty or transactions from which a director derives an improper personal benefit, but it does, pursuant to NRS 78.300, impose limited personal liability on directors for distributions made in violation of NRS 78.288. Further, the NRS permits a corporation to renounce in its articles of incorporation any interest or expectancy to participate in specific or specified classes or categories of business opportunities. Both the DGCL and the NRS permit limitation of liability which applies to both directors and officers, though the NRS also expressly applies this limitation to individual liabilities of directors or officers to creditors of the corporation. Furthermore, under the NRS, it is not necessary for a corporation to adopt provisions in its articles of incorporation limiting personal liability of directors or officers, as this limitation is provided by statute.

As described above, the NRS provides broader protection from personal liability for directors and officers than the DGCL.

*Indemnification*

The NRS and the DGCL each have statutory mechanisms that permit corporations to indemnify directors, officers, employees and agents in similar circumstances, subject to the differences discussed below.

In suits that are not brought by or in the right of the corporation, both jurisdictions' statutory indemnification mechanisms permit a corporation to indemnify current and former directors, officers, employees and agents for attorneys' fees and other expenses, judgments and amounts paid in settlement that the person actually and reasonably incurred in connection with the action, suit or proceeding. The person seeking indemnity may recover under these statutory provisions as long as they acted in good faith and believed their actions were either in the best interests of or not opposed to the best interests of the corporation. Under the indemnification mechanism provided under the NRS, the person seeking indemnity may also be indemnified if they are not held liable for breach of their fiduciary duties. Similarly, with respect to a criminal proceeding, the person seeking indemnification must not have had any reasonable cause to believe their conduct was unlawful. The articles of incorporation may provide for further indemnification than that described in the statutory mechanism provided under the NRS.

In derivative suits, a corporation in either jurisdiction may indemnify its directors, officers, employees or agents for expenses that the person actually and reasonably incurred. A corporation may not indemnify a person if the person was adjudged to be liable to the corporation unless a court otherwise orders.

Under the statutory indemnification mechanism in either jurisdiction, no corporation may indemnify a party unless it decides that indemnification is proper. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel will determine whether the conduct of the person seeking indemnity conformed to the statutory provisions governing indemnity. Similarly, under the statutory indemnification mechanisms under the NRS, the corporation through its stockholders, directors or independent counsel must determine that the indemnification is proper.

The indemnification pursuant to the statutory mechanisms available under the NRS, as described above, does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. However, unless otherwise ordered by a court, indemnification may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action.

*Advancement of Expenses*

The DGCL and NRS have substantially similar provisions regarding indemnification by a corporation of its officers, directors, employees and agents.

The DGCL provides that expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay the amount if it is ultimately determined that they are not entitled to be indemnified by the corporation as authorized under the DGCL. A Delaware corporation has the discretion to decide whether or not to advance such defense expenses, unless its certificate of incorporation or bylaws provide for mandatory advancement.

The NRS similarly provides that, unless otherwise restricted by the articles of incorporation, the bylaws or an agreement made by the corporation, the corporation may pay defense expenses of a director or officer in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the corporation. Similar to Delaware, such advancement of expenses would be discretionary unless the articles of incorporation, the bylaws, or an agreement made by the corporation require the corporation to pay such expenses upon receipt of such an undertaking.

*Director Compensation*

The DGCL does not have a specific statute governing either the establishment of director compensation, or the fairness of director compensation. In contrast, the NRS provides that, unless otherwise provided in the articles of incorporation or bylaws, the board of directors, without regard to personal interest, may establish the compensation of directors for services in any capacity, and, if the board of directors so establishes the compensation of directors, such compensation is presumed to be fair to the corporation unless proven unfair by a preponderance of the evidence. The Combined Company's board of directors after the Nevada Redomestication will establish the compensation of its directors.

*Action by Written Consent of Directors*

Both the DGCL and NRS provide that, unless the certificate or articles of incorporation or the bylaws provide otherwise, any action required or permitted to be taken at a meeting of the directors or a committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent to the action in writing.

Neither the Delaware Charter or Delaware Bylaws, nor the Nevada Charter or Nevada Bylaws, limit the type or nature of a board action taken by written consent.

*Actions by Written Consent of Stockholders*

The DGCL provides that, unless the certificate of incorporation provides otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, consent to the action in writing. The NRS provides that, unless the articles of incorporation provides otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent to such action is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

In addition, the DGCL requires the corporation to give prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to those stockholders who did not consent in writing. There is no equivalent notice requirement under the NRS.

The NRS also permits a corporation to prohibit stockholder action by written consent in lieu of a meeting of stockholders by including such prohibition in its articles of incorporation or bylaws. Both the Delaware Charter and the Nevada Charter prohibit action by written consent of the stockholders.

*Dividends and Distributions*

Delaware law is more restrictive than Nevada law with respect to dividend payments. Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of the corporation.

The NRS provides that no distribution (including, without limitation, dividends, redemptions or purchases of shares of capital stock or distributions of indebtedness, in each case to or for the benefit of all holders of shares of any one or more classes or series of the capital stock of the corporation with respect to such shares) may be made if, after giving effect to such distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or, (ii) except as otherwise specifically permitted by the articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a dissolution to satisfy the preferential rights of preferred stockholders. Directors may consider financial statements prepared on the basis of accounting practices that are reasonable under the circumstances, a fair valuation, including but not limited to unrealized appreciation and depreciation, and any other method that is reasonable under the circumstances.

*Restrictions on Business Combinations*

Both Delaware and Nevada law provide certain protections to stockholders in connection with certain business combinations. These protections can be found in Section 203 of the DGCL and NRS 78.411 through 78.444, respectively.

Under Section 203 of the DGCL, certain "business combinations" with "interested stockholders" of the Delaware Corporation are subject to a three-year moratorium unless specified conditions are met. For purposes of Section 203, the term "interested stockholders" generally is defined as any person (including its affiliates and associates) that beneficially owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time in the last three-year period, and the term "business combination" is defined broadly to include (i) mergers with or caused by the interested stockholder; (ii) sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of either the corporation's consolidated assets or its outstanding stock; (iii) the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or (iv) receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary. The three-year moratorium imposed on business combinations by Section 203 of the DGCL does not apply if: (i) prior to the time on which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder; (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction that made him or her an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) at or after the time on which such stockholder becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by at least two-thirds (66-2/3%) of the outstanding voting stock not owned by the interested stockholder.

In contrast, the NRS imposes a maximum moratorium of two years versus Delaware's three-year moratorium on business combinations. However, NRS 78.411 through 78.444 regulate business combinations more stringently. First, an interested stockholder is defined as a beneficial owner of 10% or more of the voting power. Second (as opposed to Delaware's provision that allows interested stockholder combinations with stockholder approval at the time of such combination), the two-year moratorium under Nevada law can be lifted only by the approval by the corporation's board of directors, in advance, of the combination or the transaction by which such person first becomes an interested stockholder, or if the combination is approved by the board and 60% of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Finally, after the two-year period, a combination remains prohibited unless (i) it is approved by the board of directors, the disinterested stockholders or a majority of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates or (ii) the terms of the combination satisfy certain fair value requirements. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. These combinations statutes in Nevada apply only to Nevada corporations with 200 or more stockholders of record.

Companies are entitled to opt out of the business combination provisions of the DGCL and NRS. The Delaware Corporation has not opted out of the business combination provisions of Section 203 of the DGCL, and the Nevada Corporation has not opted out of the business combination provisions of NRS 78.411 through 78.444. Any opt-out of the business combinations provisions of the NRS must be contained in an amendment to the Nevada Charter approved by a majority of the outstanding voting power not then owned by interested stockholders, but the amendment would not be effective until 18 months after the vote of the stockholders to approve the amendment and would not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment.

*Acquisition of Controlling Interests*

In addition to the restrictions on business combinations with interested stockholders, Nevada law also protects the corporation and its stockholders from persons acquiring a "controlling interest" in a corporation. The provisions can be found in NRS 78.378 through 78.3793. Delaware law does not have similar provisions.

Pursuant to NRS 78.379, any person who acquires a controlling interest in a corporation may not exercise voting rights on any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. NRS 78.3785 provides that a "controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to dissenter's rights under NRS Chapter 92A.

NRS 78.378(1) provides that the control share statutes of the NRS do not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. In addition, NRS 78.3788 provides that the controlling interest statutes apply as of a particular date only to a corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the corporation's stock ledger at all times during the 90 days immediately preceding that date, and which does business in Nevada directly or indirectly or through an affiliated corporation. NRS 78.378(2) provides that the corporation, by virtue of its articles of incorporation, bylaws or resolutions adopted by directors, may impose stricter requirements if it so desires.

Corporations are entitled to opt out of the above controlling interest provisions of the NRS. The Nevada Corporation will opt out of these provisions in the Nevada Bylaws.

*Stockholder Vote for Mergers and Other Corporate Reorganizations*

Under the DGCL, unless the certificate of incorporation specifies a higher percentage, the stockholders of a corporation that is being acquired in a merger or sale involving substantially all of its assets must authorize such merger or sale of assets by vote of an absolute majority of outstanding shares entitled to vote. The corporation's board of directors must also approve such transaction. Similarly, under the NRS, a merger or sale of all assets requires authorization by stockholders of the corporation being acquired or selling its assets by at least a majority of the voting power of the outstanding shares entitled to vote, as well as approval of such corporation's board of directors. Although a substantial body of case law has been developed in Delaware as to what constitutes the "sale of substantially all of the assets" of a corporation, it is difficult to determine the point at which a sale of virtually all, but less than all, of a corporation's assets would be considered a "sale of all of the assets" of the corporation for purposes of Nevada law. It is possible that some sales of less than all of the assets of a corporation requiring stockholder authorization under Delaware law would be judicially determined to not require stockholder authorization under Nevada law.

The DGCL and NRS have substantially similar provisions with respect to approval by stockholders of a surviving corporation in a merger. The DGCL does not require a stockholder vote of a constituent corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (i) the plan of merger does not amend the existing certificate of incorporation, (ii) each share of stock of such constituent corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the effective date of merger and (iii) either no shares of the common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or treasury shares of the common stock of the surviving corporation to be issued or delivered under the plan of merger, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan, do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger. The NRS does not require a stockholder vote of the surviving corporation in a merger under substantially similar circumstances.

*Appraisal or Dissenter's Rights*

In both jurisdictions, dissenting stockholders of a corporation engaged in certain major corporate transactions are entitled to appraisal rights. Appraisal or dissenter's rights permit a stockholder to receive cash generally equal to the fair value of the stockholder's shares (as determined by agreement of the parties or by a court) in lieu of the consideration such stockholder would otherwise receive in any such transaction.

Under Section 262 of the DGCL, appraisal rights are generally available for the shares of any class or series of stock of a Delaware corporation in a merger, consolidation or conversion, provided that no appraisal rights are available with respect to shares of any class or series of stock if, at the record date for the meeting held to approve such transaction, such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is listed on a national securities exchange or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

In addition, Section 262 of the DGCL allows beneficial owners of shares to file a petition for appraisal without the need to name a nominee holding such shares on behalf of such owner as a nominal plaintiff and makes it easier than under Nevada law to withdraw from the appraisal process and accept the terms offered in the merger, consolidation or conversion. Under the DGCL, no appraisal rights are available to stockholders of the surviving or resulting corporation if the merger did not require their approval. The Delaware Charter and Delaware Bylaws do not provide for appraisal rights in addition to those provided by the DGCL.

Under the NRS, a stockholder is entitled to dissent from, and obtain payment for, the fair value of the stockholder's shares in the event of (i) certain acquisitions of a controlling interest in the corporation, (ii) consummation of a plan of merger, if approval by the stockholders is required for the merger, regardless of whether the stockholder is entitled to vote on the merger or if the domestic corporation is a subsidiary and is merged with its parent, or if the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133, (iii) consummation of a plan of conversion to which the corporation is a party, (iv) consummation of a plan of exchange in which the corporation is a party, (iv) any corporate action taken pursuant to a vote of the stockholders, if the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares, or (v) any corporate action to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder's outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

Also under the NRS, holders of covered securities (generally those that are listed on a national securities exchange), any shares traded in an organized market and held by at least 2,000 stockholders of record with a market value of at least $20,000,000, and any shares issued by an open-end management investment company registered under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value, are generally not entitled to dissenter's rights. However, this exception is not available in connection with accordance of full voting rights to "control shares" under Nevada's acquisitions of a controlling interest statutes, or if (i) the articles of incorporation of the corporation issuing the shares provide that such exception is not available, (ii) the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provides otherwise or (iii) the holders of the class or series of stock are required by the terms of the corporate action to accept for the shares anything except cash, shares of stock or other securities as described in NRS 92A.390(3) or any combination thereof.

The NRS prohibits a dissenting stockholder from voting their shares or receiving certain dividends or distributions after their dissent. As with the Delaware Charter and the Delaware Bylaws, the Nevada Charter and Nevada Bylaws do not provide for dissenter's rights in addition to those provided by the NRS.

The mechanics and timing procedures vary somewhat between Delaware and Nevada, but both require technical compliance with specific notice and payment protocols.

*Special Meetings of Stockholders*

The DGCL permits special meetings of stockholders to be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws to call a special stockholder meeting. The NRS permits special meetings of stockholders to be called by the entire board of directors, any two directors or the President, unless the articles of incorporation or bylaws provide otherwise.

The Delaware and Nevada Charter provide that special meetings of stockholders may be called only by the corporation's board of directors. Special meetings may not be called by any other person or persons.

*Meetings Pursuant to Petition of Stockholders*

The DGCL provides that a director or a stockholder of a corporation may apply to the Delaware Court of Chancery if the corporation fails to hold an annual meeting for the election of directors or there is no written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting or, if there is no date designated, within 13 months after the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting.

Under the NRS, stockholders having not less than 15% of the voting power may petition the district court to order a stockholder meeting for the election of directors if a corporation fails to call a meeting for that purpose within 18 months after the last meeting at which directors were elected.

*Adjournment of Stockholder Meetings*

Under the DGCL, if a meeting of stockholders is adjourned due to lack of a quorum and the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting.

In contrast, under the NRS, a corporation is not required to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board of directors of the corporation fixes a new record date for the adjourned meeting or the meeting date is adjourned to a date more than 60 days later than the date set for the original meeting, in which case a new record date must be fixed and notice given.

*Duration of Proxies*

Under the DGCL, a proxy executed by a stockholder will remain valid for a period of three years, unless the proxy provides for a longer period.

Under the NRS, a proxy is effective only for a period of six months, unless it is coupled with an interest or unless otherwise provided in the proxy, which duration may not exceed seven years. The NRS also provides for irrevocable proxies, without limitation on duration, in limited circumstances.

*Quorum and Voting*

The DGCL provides that the certificate of incorporation and bylaws may establish quorum and voting requirements, but in no event shall a quorum consist of less than one-third of the shares entitled to vote. If the certificate of incorporation and bylaws are silent as to specific quorum and voting requirements: (a) a majority of the shares entitled to vote shall constitute a quorum at a meeting of stockholders; (b) in all matters other than the election of directors, the affirmative vote of the majority of shares present at the meeting and entitled to vote on the subject matter shall be the act of the stockholders; (c) directors shall be elected by a plurality of the votes of the shares present at the meeting and entitled to vote on the election of directors; and (d) where a separate vote by a class or series is required, a majority of the outstanding shares of such class or series shall constitute a quorum entitled to take action with respect to that vote on that matter and, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series present at the meeting shall be the act of such class or series, or classes or series. A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board.

The NRS provides that, unless the articles of incorporation or bylaws provide otherwise, a majority of the voting power of the corporation, present in person or by proxy at a meeting of stockholders (regardless of whether the proxy has authority to vote on any matter), constitutes a quorum for the transaction of business. Under the NRS, unless the articles of incorporation or bylaws provide for different proportions, action by the stockholders on a matter other than the election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Unless provided otherwise in the corporation's articles of incorporation or bylaws, directors are elected at the annual meeting of stockholders by plurality vote.

*Stockholder Inspection Rights*

The DGCL grants any stockholder or beneficial owner of shares the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from a corporation's stock ledger, list of stockholders and its other books and records for any proper purpose. A proper purpose is one reasonably related to such person's interest as a stockholder.

Inspection rights under Nevada law are more limited. The NRS grants any person who has been a stockholder of record of a corporation for at least six months immediately preceding the demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5% of all of its outstanding shares, upon at least five days' written demand the right to inspect in person or by agent or attorney, during usual business hours (i) the articles of incorporation and all amendments thereto, (ii) the bylaws and all amendments thereto and (iii) a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are record stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively. A Nevada corporation may require a stockholder to furnish the corporation with an affidavit that such inspection is not desired for a purpose which is in the interest of a business or object other than the business of the corporation.

In addition, the NRS grants certain stockholders the right to inspect the books of account and financial statements of a corporation, provided that an affidavit from the stockholders making such demand is provided to the corporation stating that the inspection is not desired for any purpose not related to his or her interest as a stockholder. The right to inspect the books of account and financial statements of a corporation, to make copies of records and to conduct an audit of such records is available only to a stockholder who owns at least 15% of the issued and outstanding shares of a Nevada corporation, or who has been authorized in writing by the holders of at least 15% of such shares. In addition, the board of directors may condition such inspection on the stockholders exercising such rights to enter into and comply with a confidentiality agreement having such terms and scope as reasonably related to protecting the legitimate interests of the corporation. However, these requirements do not apply to any corporation that furnishes to its stockholders a detailed annual financial statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to Section 13 or Section 15(d) of the Exchange Act.

*Business Opportunities*

Under Delaware law, the corporate opportunity doctrine holds that a corporate officer or director may not generally and unilaterally take a business opportunity for their own if: (i) the corporation is financially able to exploit the opportunity; (ii) the opportunity is within the corporation's line of business; (iii) the corporation has an interest or expectancy in the opportunity; and (iv) by taking the opportunity for their own, the corporate fiduciary will thereby be placed in a position inimical to his or her duties to the corporation. The DGCL permits a Delaware corporation to renounce, in its certificate of incorporation or by action of the board of directors, any interest or expectancy of the corporation in, or being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

Similar to the DGCL, the NRS permits a Nevada corporation to renounce, in its articles of incorporation or by action of the board of directors, any interest or expectancy to participate in specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

**What Doesn't Change After Nevada Redomestication?**

Apart from being governed by the Nevada Charter, the Nevada Bylaws and the NRS, following completion of the Nevada Redomestication, the Combined Company will continue to exist in the form of a Nevada corporation. By virtue of the Nevada Redomestication, all of the rights, privileges and powers of the Delaware Corporation, and all property, real, personal and mixed, and all debts due to the Delaware Corporation, as well as all other things and causes of action belonging to the Delaware Corporation, will remain vested in the Nevada Corporation and will be the property of the Nevada Corporation. In addition, all debts, liabilities and duties of the Delaware Corporation will remain attached to the Nevada Corporation and may be enforced against the Nevada Corporation.

*No Change in the Business*

The Nevada Redomestication will not result in any change in the Combined Company's business, management, obligations, assets or liabilities (other than as a result of the transaction costs related to the Nevada Redomestication).

The Combined Company's management, including all directors and officers, will remain the same in connection with the Nevada Redomestication and will have the same positions with the Nevada Corporation. To the extent that the Nevada Redomestication will require the consent or waiver of a third party, the Combined Company will use commercially reasonable effects to obtain such consent or waiver before completing the Nevada Redomestication. Aerovate and Jade do not expect that any such required consent will impede the Combined Company's ability to reincorporate in Nevada. The Nevada Redomestication will not otherwise adversely affect any of the Combined Company's material contracts with any third parties, and the Combined Company's rights and obligations under such material contractual arrangements will continue as rights and obligations of the Nevada Corporation.

*No Securities Act Consequences*

The Combined Company will continue to be a publicly held company following completion of the Nevada Redomestication, and the Nevada Corporation's common stock will continue to be listed on Nasdaq and traded under the symbol "JBIO". The Combined Company will continue to file required periodic reports and other documents with the SEC. There is not expected to be any interruption in the trading of the Nevada Corporation common stock as a result of the Nevada Redomestication. The Combined Company and its stockholders will be in the same respective positions under the federal securities laws after the Nevada Redomestication as the Combined Company and its stockholders were prior to the Nevada Redomestication.

*No Material Accounting Implications*

Effecting the Nevada Redomestication will not have any material accounting implications.

*No Exchange of Stock Certificates Required*

Stockholders will not be required to exchange their existing stock certificates for new stock certificates.

**U.S. Federal Income Tax Considerations of the Nevada Redomestication**

The following discussion is a summary of U.S. federal income tax considerations to U.S. Holders (as defined below) of the Combined Company common stock and the Combined Company convertible preferred stock (the "Combined Company stock") of the Nevada Redomestication. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. The Combined Company has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Nevada Redomestication.

This discussion is limited to a U.S. Holder that holds the Combined Company stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder's particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

- U.S. expatriates and former citizens or long-term residents of the United States;

- U.S. Holders whose functional currency is not the U.S. dollar;

- persons holding the Combined Company stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

- banks, insurance companies and other financial institutions;

- real estate investment trusts or regulated investment companies;

- brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in the Combined Company stock;

- partnerships or other entities or arrangements classified as partnerships, passthroughs, or disregarded entities for U.S. federal income tax purposes (and investors therein), S corporations or other passthrough entities (including hybrid entities);

- tax-exempt organizations or governmental organizations;

- persons deemed to sell the Combined Company stock under the constructive sale provisions of the Code;

- persons who hold or receive the Combined Company stock pursuant to the exercise of any employee stock option or otherwise as compensation;

- tax-qualified retirement plans; and

- persons that own, or have owned, actually or constructively, more than 5% of the Combined Company stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the Combined Company stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Combined Company stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Nevada Redomestication.

For purpose of this discussion, a "U.S. Holder" is any beneficial owner of the Combined Company stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

- an individual who is a citizen or resident of the United States;

- a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

**This discussion is for informational purposes only and is not tax advice. Each prospective investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Nevada Redomestication arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.**

The Nevada Redomestication is intended to qualify as a "reorganization" for U.S. federal income tax purposes pursuant to Section 368(a)(1)(F) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed Nevada Redomestication. A U.S. Holder will have the same aggregate basis in its the Combined Company stock after the Nevada Redomestication as such U.S. Holder had in the corresponding the Combined Company stock immediately prior to the Nevada Redomestication. A U.S. Holder's holding period in the Combined Company stock immediately following the Nevada Redomestication will include such U.S. Holder's holding period in the corresponding the Combined Company stock immediately prior to the Nevada Redomestication. Each U.S. Holder of shares of the Combined Company stock acquired on different dates and at different prices is urged to consult its tax advisor regarding the allocation of the tax basis and holding period of such shares.

### Tax Reporting Regarding the Nevada Redomestication

Assuming the Nevada Redomestication qualifies as a "reorganization" within the meaning of Section 368(a) of the Code, each U.S. Holder that receives shares of the Combined Company stock in the Nevada Redomestication is required to retain permanent records pertaining to the reverse stock split and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned at least five percent (by vote or value) of the total outstanding stock of the Combined Company stock or who owned securities in the Combined Company stock with a basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the reverse stock split is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the U.S. Holder's tax basis in the holder's the Combined Company stock and the fair market value of such stock. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

**This discussion of U.S. federal income tax considerations of the Nevada Redomestication is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax considerations of the Nevada Redomestication to a holder may be complex and will depend on such holder's specific situation and on factors that are not within Aerovate's knowledge or control. Each holder is urged to consult its tax advisor with respect to the application of U.S. federal income tax laws to its specific situation as well as any tax considerations arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.**

### Additional Information

### *Regulatory Matters*

The consummation of the Nevada Redomestication requires the filing of the Articles of Conversion and the Nevada Charter with the office of the Nevada Secretary of State and the Certificate of Conversion with the Office of the Secretary of State in Delaware. No regulatory or governmental approvals or consents will be required in connection with the Nevada Redomestication.

### *Appraisal Rights*

Holders of our Delaware Corporation Common Stock are not entitled to appraisal rights with respect to the Nevada Redomestication described in this proposal.

*Legal Proceedings*

From time to time, Aerovate may become subject to various legal proceedings and claims that arise in the ordinary course of its business activities. As of the date of this proxy statement/prospectus, Aerovate is not currently a party to any claim or litigation, the outcome of which, if determined adversely to it, would individually or in the aggregate be reasonably expected to have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on Aerovate because of defense and settlement costs, diversion of management resources and other factors.

**Interest of Certain Persons**

Aerovate's board of directors believes that the corporate laws of the state of Delaware and the State of Nevada are substantially comparable as to the rights of stockholders, at least on balance of the relevant considerations against one another and as relevant to the Combined Company. As part of its process, Aerovate's board of directors considered if redomestication to Nevada would convey any non-ratable benefits on any of the Combined Company's directors or officers and did not identify any such non-ratable benefits. However, others may allege, and stockholders should be aware in voting on the Redomestication Proposal and the Nevada Redomestication Resolution, that the Combined Company's directors and executive officers may be considered to have interests in the Nevada Redomestication that are different from, or in addition to, the interests of the stockholders generally to the extent that it might afford them greater limitations on liability under Nevada law for acts in their capacities as directors or officers occurring after the Nevada Redomestication. Aerovate's board of directors has considered these potential interests, among other matters, in reaching the decision to approve the Nevada Redomestication and to recommend that Aerovate's stockholders vote in favor of this proposal.

**Vote Required**

The affirmative vote of a majority of the shares of Aerovate common stock outstanding is required to approve the Nevada Redomestication and adopt the Nevada Redomestication Resolution. Abstentions and broker non-votes, if any, will have the same effect as a vote "AGAINST" the matter.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards "FOR" the approval of the Nevada Redomestication and the adoption of the Nevada Redomestication.

**THE AEROVATE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE REDOMESTICATION PROPOSAL AND THE ADOPTION OF THE NEVADA REDOMESTICATION RESOLUTION.**

## PROPOSAL NO. 5 — THE STOCK PLAN PROPOSAL

**General**

At the Aerovate Special Meeting, Aerovate will ask its stockholders to approve the Jade Biosciences, Inc. 2025 Stock Incentive Plan (the "2025 Stock Plan") to be effective on the Closing Date. The 2025 Stock Plan was approved by Aerovate's board of directors on February 19, 2025, subject to stockholder approval and the consummation of the Merger. If the 2025 Stock Plan is approved by stockholders and the Merger is consummated, no further awards will be granted under the Aerovate 2021 Stock Option and Incentive Plan.

The purpose of the 2025 Stock Plan is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of the Combined Company and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2025 Stock Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Combined Company through incentives that are consistent with the Combined Company's goals and that link the personal interests of participants to those of the Combined Company's stockholders. The 2025 Stock Plan allows for the grant of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), other stock-based awards and incentive bonuses, collectively referred to herein as "Awards."

If the Aerovate stockholders approve the Stock Plan Proposal, subject to the closing of the Merger, the Combined Company will file with the SEC a registration statement on Form S-8, as soon as reasonably practicable after the closing of the Merger, to register the shares available for issuance under the 2025 Stock Plan.

**Summary of the 2025 Stock Plan**

The following description of the 2025 Stock Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2025 Stock Plan, a copy of which is attached as *Annex Q* to this proxy statement. Stockholders are urged to read the 2025 Stock Plan in its entirety.

*Administration*

The 2025 Stock Plan will be administered by the compensation committee of the Combined Company board of directors (the "Board"), or another committee designated by the Board to administer the 2025 Stock Plan, which is referred to herein as the "Administrator." The Administrator will have broad authority, subject to the provisions of the 2025 Stock Plan, to administer and interpret the 2025 Stock Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

*Stock Subject to 2025 Stock Plan*

The initial share pool under the 2025 Stock Plan will be 15% of the total number of shares of outstanding capital stock immediately following the consummation of the Merger, plus the shares of stock available for issuance under the Jade 2024 EIP as of the effective date of the 2025 Stock Plan (after giving effect to the Merger) and shares subject to outstanding awards under the Jade 2024 EIP that are not issued because such award is forfeited, canceled, terminated, expires or otherwise lapses without being exercised, or is settled in cash after the effective date of the 2025 Stock Plan, subject to certain adjustments in the event of a change in the Combined Company's capitalization. The shares that may be issued under the 2025 Stock Plan will be automatically increased on January 1 of each year beginning in 2026 and ending with a final increase on January 1, 2035, in an amount equal to 5% of the diluted stock (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) on the preceding December 31, unless a lower, or no, increase is determined by the Administrator. Only 50,000,000 shares of Combined Company common stock may be issued under the 2025 Stock Plan as incentive stock options.

Shares of Combined Company common stock issued under the 2025 Stock Plan may be either authorized and unissued shares or previously issued shares acquired by the Combined Company. On termination or expiration of an Award under the 2025 Stock Plan, in whole or in part, the number of shares of Combined Company common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Combined Company will again become available for grant under the 2025 Stock Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price, or tax withholding obligation of an Award will again become available for grant under the 2025 Stock Plan.

### Eligibility

Current or prospective employees, officers, non-employee directors, and other independent service providers of the Combined Company and its subsidiaries will be eligible to participate in the 2025 Stock Plan. Following the Merger, it is expected that approximately 30 employees (including five executive officers), five non-employee directors and seven other individual service providers of the Combined Company will be eligible to participate in the 2025 Stock Plan.

### Types of Awards

Stock Options.    All stock options granted under the 2025 Stock Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2025 Stock Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Combined Company common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares, or withholding of shares deliverable upon exercise. The 2025 Stock Plan permits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded option or cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.

Stock Appreciation Rights.    SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Combined Company common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Combined Company common stock, cash, restricted stock, or a combination thereof, at the Administrator's discretion. The 2025 Stock Plan permits, without stockholder approval, the Administrator to reduce the exercise price of a previously awarded SAR or cancel and re-grant or exchange such SAR for cash or a new Award with a lower (or no) exercise price.

Restricted Stock and RSUs.    Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Other Stock-Based Awards.    Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of Combined Company common stock.

Incentive Bonuses.    Each incentive bonus will confer upon the participant the opportunity to earn a payment, which may be subject to vesting or performance criteria established by the Administrator. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

### Performance Criteria

The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

*Transferability*

Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

*Clawback*

Awards will be subject to recoupment in accordance with any clawback policy adopted by the Combined Company, including Aerovate's Compensation Recovery Policy (or any successor clawback policy adopted by the Combined Company).

*Adjustments Upon a Change in Capitalization*

In the event of a change in capitalization of the Combined Company, including any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution (other than quarterly cash dividends), the share pool and outstanding Awards will be equitably adjusted by the Administrator.

*Change in Control*

In the event of a change in control of the Combined Company, the Administrator may (i) provide for the assumption of outstanding Awards, (ii) issue substitute awards, (iii) accelerate vesting or waiver any forfeiture conditions, (iv) accelerate the exercisability of the award, (v) make any other adjustments to outstanding Awards as deemed to be appropriate or (vi) provide for the cancellation and cash-out of outstanding Awards; however, if Awards are not assumed, continued or substituted for, then all outstanding Awards will become fully vested and exercisable (with performance based on target or actual achievement as determined by the Administrator).

*Amendment and Termination*

The Combined Company board of directors will have the right to amend, alter, suspend, or terminate the 2025 Stock Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2025 Stock Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder's consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2025 Stock Plan, or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2025 Stock Plan will automatically terminate as to the grant of future awards, unless earlier terminated by the Combined Company board of directors, on February 19, 2035.

**Federal Income Tax Consequences**

The following is a summary of the U.S. federal income tax treatment applicable to the Combined Company and the participants who receive Awards under the 2025 Stock Plan based on the federal income tax laws in effect on the date of this proxy statement/prospectus. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or tax laws other than U.S. federal income tax law. Because individual circumstances may vary, each participant is urged to consult their own tax advisor concerning the tax implications of Awards granted under the 2025 Stock Plan.

*Incentive Stock Options*

Options granted under the 2025 Stock Plan may be either incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a "disqualifying disposition", as described below, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss. If the optionee makes a disqualifying disposition of the purchased shares, then the Combined Company will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the optionee as a result of the disposition. The Combined Company will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.

### *Nonqualified Stock Options*

No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. The Combined Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified stock option.

### *Stock Appreciation Rights*

No taxable income is recognized upon receipt of a SAR. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. The Combined Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR.

### *Restricted Stock Awards*

A participant who receives unvested shares of Combined Company common stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. The Combined Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.

### *Restricted Stock Units, Other Stock-Based Awards, Incentive Bonuses*

Generally, no taxable income is recognized upon the grant of RSUs, other stock-based awards or incentive bonuses. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. The Combined Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.

### *Deductibility of Executive Compensation*

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any "covered employee" in excess of $1 million. It is expected that compensation deductions for any covered employee with respect to awards granted under the 2025 Stock Plan will be subject to the $1 million annual deduction limitation. The administrator of the 2025 Stock Plan may grant Awards under the 2025 Stock Plan or otherwise that are or may become non-deductible when it believes doing so is in the best interests of the Combined Company and its stockholders.

### New Plan Benefits

Aerovate cannot currently determine the benefits or number of shares subject to Awards that may be granted in the future to eligible participants under the 2025 Stock Plan because the grant of Awards and terms of such Awards are to be determined in the sole discretion of the administrator of the 2025 Stock Plan.

### Required Vote

The affirmative vote of a majority of votes properly cast by the holders of Aerovate common stock at the Aerovate Special Meeting is required to approve the Stock Plan Proposal. Abstentions and broker non-votes, if any, will have no effect on the Stock Plan Proposal.

The Merger is not conditioned upon the approval of the Stock Plan Proposal.

Certain Aerovate stockholders have agreed to vote any shares of Aerovate common stock owned by them in favor of the Stock Plan Proposal. Please see the section titled "*Agreements Related to the Merger — Support Agreements*" beginning on page 172 of this proxy statement/prospectus for more information.

**THE AEROVATE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE STOCK PLAN PROPOSAL.**

## PROPOSAL NO. 6 — THE ESPP PROPOSAL

**General**

At the Aerovate Special Meeting, Aerovate will ask its stockholders to approve the Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan (the "2025 ESPP") to be effective on the Closing Date. The 2025 ESPP was approved by Aerovate's board of directors on February 19, 2025, subject to stockholder approval and the consummation of the Merger. If the 2025 ESPP is approved by stockholders and the Merger is consummated, the Aerovate 2021 Employee Stock Purchase Plan will be terminated and no further shares will be issued thereunder.

The purpose of the 2025 ESPP is to provide employees of the Combined Company and its designated subsidiaries with an opportunity to purchase shares of the Combined Company common stock through accumulated contributions. The 2025 ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under Section 423 of the Code; however, sub-plans that do not meet the requirements of Section 423 of the Code may be established for the benefit of eligible employees of non-U.S. subsidiaries of the Combined Company.

If the Aerovate stockholders approve the ESPP Proposal, subject to the closing of the Merger, the Combined Company will file with the SEC a registration statement on Form S-8, as soon as reasonably practicable after the closing of the Merger, to register the shares available for issuance under the 2025 ESPP.

**Summary of the ESPP**

The following description of the 2025 ESPP is not intended to be complete and is qualified in its entirety by the complete text of the 2025 ESPP, a copy of which is attached as *Annex R* to this proxy statement. Stockholders are urged to read the 2025 ESPP in its entirety.

*Administration*

The ESPP will be administered by the compensation committee of the Board or another committee designated by the Board to administer, which we refer to herein as the "ESPP Administrator." All questions of interpretation of the 2025 ESPP are determined by the ESPP Administrator, whose decisions are final and binding upon all participants. The ESPP Administrator may delegate, subject to applicable law, its responsibilities under the 2025 ESPP to one or more other persons. The ESPP Administrator may adopt rules or procedures relating to the operation and administration of the 2025 ESPP to accommodate the specific requirements of local laws and procedures, including to adopt sub-plans for participants outside of the United States.

*Stock Subject to ESPP*

The initial share pool under the 2025 ESPP will be the lesser of (i) 1% of the total number of shares of outstanding capital stock immediately following the consummation of the Merger or (ii) 1,000,000, subject to certain adjustments in the event of a change in the Combined Company's capitalization. The shares that may be issued under the 2025 ESPP will be automatically increased on January 1 of each year beginning in 2026 and ending with a final increase on January 1, 2035 in an amount equal to the lesser of 1% of the diluted stock (including Combined Company common stock, preferred stock and unexercised pre-funded warrants) on the preceding December 31 or 2,000,000, unless a lower, or no, increase is determined by the ESPP Administrator. Shares of Combined Company common stock issued under the 2025 ESPP may either be shares of authorized but unissued Combined Company common stock, Combined Company common stock held as treasury shares, or Combined Company common stock acquired in an open-market transaction.

If the total number of shares to be purchased by all participants on any exercise date (as defined below) exceeds the number of shares remaining available for issuance under the 2025 ESPP, the ESPP Administrator may make a pro rata allocation of the remaining available number of shares in as uniform a manner as possible and as the ESPP Administrator determines to be equitable.

### Eligibility

All employees of the Combined Company or a designated subsidiary of the Combined Company (as defined in the 2025 ESPP) who customarily work for more than 20 hours per week and more than five months in any calendar year and satisfy the requirements set forth in the 2025 ESPP will be eligible to participate in the 2025 ESPP; however, if applicable law requires, all employees of the Combined Company or a designated subsidiary of the Combined Company will be eligible to participate in the 2025 ESPP. However, any employee who would own (or pursuant to Section 424(d) of the Code would be deemed to own) more than 5% of the voting power or value of the Combined Company common stock immediately after a grant under the 2025 ESPP is not eligible to participate and no participant may purchase more than $25,000 of Combined Company common stock in any one calendar year in accordance with Section 423 of the Code. Following the Merger, it is expected that approximately 30 employees will be eligible to participate in the 2025 ESPP.

### Offering Periods

The 2025 ESPP is generally implemented by a series of "offering periods". Unless otherwise specified by the ESPP Administrator, the first offering period and the first purchase period will begin on the first June 10 or December 10 that follows the Closing Date and end six months later on the following December 9 or June 9, respectively, with subsequent offering periods and purchase periods lasting for six months and ending every December 9th or June 9th.

### Payroll Deductions

To participate in an offering period, an eligible employee must execute and submit a properly completed subscription agreement or otherwise properly enroll in the ESPP on or before a date determined by the ESPP Administrator prior to the applicable enrollment date. Once enrolled in the 2025 ESPP, a participant can purchase shares of our common stock with payroll deductions at the end of the applicable offering period. Once an offering period is over, a participant is automatically enrolled in the next offering period unless the participant chooses to withdraw from the 2025 ESPP.

Each subscription agreement will request a deduction in an amount expressed as a whole percentage between 1% and 15% and all payroll deductions will be credited to the eligible employee's account. No interest will be paid on any amount held in the account of any eligible employee.

### Option Grant

On the first trading day of each offering period, each eligible employee automatically will be granted an option to acquire shares of Combined Company common stock on the exercise date. All participants granted options under the 2025 ESPP will have the same rights and privileges consistent with the requirements set forth in Section 423 of the Code. No eligible employee will be permitted to purchase more than shares of Combined Company common stock during each purchase period.

### Purchase Price

The price per share at which shares are purchased under the 2025 ESPP is determined by the ESPP Administrator, but in no event will be less than 85% of the fair market value of the Combined Company common stock on the first or the last day of the offering period, whichever is lower.

### Exercise of Options

At the end of each offering period, unless the participant has withdrawn from the 2025 ESPP, payroll deductions are applied automatically to purchase shares of common stock at the price described above. The number of shares purchased is determined by dividing the payroll deductions by the applicable purchase price, rounded down to the nearest whole share.

Any payroll deductions accumulated in a participant's account that are not sufficient to purchase a full share will be retained in the participant's account for the subsequent option period (subject to earlier withdrawal in accordance with the terms of the 2025 ESPP). Any other amounts of payroll deductions in a participant's account that are not used for the purchase of shares of Combined Company common stock, whether because of the participant's withdrawal, because the amount would enable the participant to purchase more than the maximum number of shares, or for any other reason, will be returned to the participant, without interest, as soon as administratively practicable after such withdrawal, exercise date or other event, as applicable.

*Cancellation and Withdrawal*

Participants may cancel all (but not less than all) of their option and terminate their subscription agreement by delivering a written notice revoking their subscription to the Combined Company or by following an electronic or other withdrawal procedure determined by the ESPP Administrator. Upon such termination and cancellation, the balance in the participant's account will be returned to the participant, without interest, as soon as administratively practicable thereafter.

*Termination of Employment or Eligibility*

Upon the termination of a participant's employment with the Combined Company (or a designated subsidiary, as applicable) for any reason or if a participant loses eligibility to participate in the 2025 ESPP, the participant's option will be deemed cancelled, the balance in the participant's account will be returned to the participant (or his or her estate or designated beneficiary in the event of the participant's death), without interest, as soon as administratively practicable, and the participant will have no other rights under the 2025 ESPP.

*Transferability*

Rights to purchase Combined Company common stock under the 2025 ESPP may not be transferred by a participant and may be exercised during a participant's lifetime only by the participant.

*Adjustments Upon a Change in Capitalization*

In the event of any reorganizations, recapitalizations, stock splits, reverse stock splits, stock dividends, extraordinary dividends or distributions, or similar events, the ESPP Administrator will appropriately adjust the number and class of shares available under the 2025 ESPP and the applicable purchase price of such shares.

*Merger or Other Corporate Transaction*

In the event of a merger, sale, or other similar corporate transaction involving the Combined Company, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the offering period with respect to which such option relates will be shortened by setting a new exercise date on which such offering period shall end. The new exercise date will occur before the date of the Combined Company's proposed merger, sale, or other similar corporate transaction.

*Amendment and Termination*

The ESPP Administrator may amend, suspend or terminate the 2025 ESPP at any time and, in the event of a termination of the 2025 ESPP, may terminate all outstanding offering periods (and return each participant's account balance to the participant) or allow outstanding offering periods to expire in accordance with their terms. The 2025 ESPP will continue in effect until terminated by the ESPP Administrator.

**Federal Income Tax Consequences**

The following is a brief description of the federal income tax treatment that will generally apply to the grant and exercise of rights under the 2025 ESPP, based on federal income tax laws in effect on the date of this proxy statement/prospectus. The exact federal income tax treatment of options under the 2025 ESPP will depend on the specific nature of any such option and the individual tax attributes of the participant. The following summary is not intended to be exhaustive and, among other considerations, does not describe gift, estate, social security, state, local or international tax consequences. In addition, if one or more sub-plans are established for employees of non-U.S. subsidiaries, the tax rules may be different than discussed below.

The 2025 ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code and, as a result, employees who participate in the 2025 ESPP will be afforded favorable tax treatment subject to meeting certain requirements specified by the Code. In general, there are no federal income tax consequences to a participant upon the grant of the option to purchase shares under the 2025 ESPP at the beginning of an option period or upon its exercise on the exercise date at the end of an option period. Upon the disposition of shares of common stock acquired upon exercise of an option, the participant will generally be subject to tax and the nature and amount of the tax will depend on whether the employee has satisfied the statutory holding period.

If the employee holds shares acquired under the 2025 ESPP for at least two years from the grant date of his or her option and at least one year from the date he or she acquired the shares (referred to as the "statutory holding period"), any gain on the sale of the shares will be taxed as ordinary income to the extent of the lesser of (i) the amount by which the fair market value of the shares on the grant date (i.e., the first day of the option period) exceeded the exercise price for the option, or (ii) the amount by which the fair market value of the shares on the date of sale exceeds the exercise price of the option. Any additional gain or loss will be taxed as long-term capital gain or loss.

If the participant sells or otherwise disposes of the shares before the expiration of the statutory holding period, then in the year of such "disqualifying" disposition, the participant will be required to recognize ordinary income equal to the difference between the fair market value of the shares on the date of the exercise of the option and the exercise price of the option. Any additional gain or loss will be short-term or long-term capital gain or loss depending on the length of time the employee has held the shares.

The Combined Company is not entitled to any deduction with respect to the difference between the fair market value of the common stock and the option exercise price if the participant satisfies the statutory holding period described above. If shares are sold before the statutory holding period is satisfied, the Combined Company receives a tax deduction for any ordinary income recognized by the participant.

**New Plan Benefits**

The benefits that will be received by or allocated to eligible employees under the 2025 ESPP cannot be determined at this time because the amount of payroll deductions contributed to purchase shares of Combined Company common stock under the 2025 ESPP is entirely within the discretion of each participant (subject to the limitations discussed above).

**Required Vote**

The affirmative vote of a majority of votes properly cast by holders of Aerovate common stock at the Aerovate Special Meeting is required to approve the ESPP Proposal. Abstentions and broker non-votes, if any, will have no effect on the ESPP Proposal.

The Merger is not conditioned upon the approval of the ESPP Proposal.

Certain Aerovate stockholders have agreed to vote any shares of Aerovate common stock owned by them in favor of the ESPP Proposal. Please see the section titled "*Agreements Related to the Merger — Support Agreements*" beginning on page 172 of this proxy statement/prospectus for more information.

**THE AEROVATE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ESPP PROPOSAL.**

# PROPOSAL NO. 7 — THE DIRECTOR ELECTION PROPOSAL

The Aerovate board of directors currently consists of seven members. In accordance with the terms of the Aerovate Charter and the Aerovate Bylaws, the Aerovate board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

- the Class I directors are Mark Iwicki, Timothy P. Noyes, and Donald J. Santel, and their terms will expire at the Aerovate Special Meeting;

- the Class II directors are Habib J. Dable, Allison Dorval, and Joshua Resnick, M.D., and their terms will expire at Aerovate's annual meeting of stockholders to be held in 2026; and

- the Class III director is David Grayzel, M.D., and his term will expire at Aerovate's annual meeting of stockholders to be held in 2027.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

The Aerovate Charter and Aerovate Bylaws provide that the authorized number of directors may be changed only by resolution of our board of directors. The Aerovate Charter also provides that Aerovate's directors may be removed only for cause by the affirmative vote of the holders of at least two thirds (2/3) or more of the outstanding shares then entitled to vote in an annual election of directors, and that any vacancy on the Aerovate board of directors, including a vacancy resulting from an enlargement of the Aerovate board of directors, may be filled only by vote of a majority of our directors then in office.

The Aerovate board of directors has nominated Mark Iwicki, Timothy P. Noyes, and Donald J. Santel for election as Class I directors at the Aerovate Special Meeting to serve until Aerovate's annual meeting of stockholders to be held in 2028 and until their successor has been duly elected and qualified, or until their earlier death, resignation, or removal. The nominees are presently directors and have indicated a willingness to continue to serve as directors, if elected. If the nominees become unable or unwilling to serve, however, the properly submitted proxies may be voted for substitute nominees selected by the Aerovate board of directors.

Aerovate stockholders should understand, however, that if the Merger is consummated, the approval of the director nominees named in the Director Election Proposal will only have an effect until the completion of the Merger because the composition of the Aerovate board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement. Following the Merger, the Combined Company's board of directors will initially be fixed at six members, consisting of six current Jade board members, namely Tom Frohlich, Chris Cain, Eric Dobmeier, Tomas Kiselak, Lawrence Klein and Erin Lavelle. All of Aerovate's current directors are expected to resign from their positions as directors of Aerovate, effective as of the closing of the Merger.

Aerovate's Nominating and Corporate Governance Committee Policies and Procedures for Director Candidates (the "Director Guidelines"), provide that the value of diversity should be considered in determining director candidates as well as other factors such as a candidate's character, judgment, skills, education, expertise and absence of conflicts of interest. However, Aerovate does not have a formal policy concerning the diversity of the board of directors. Aerovate's priority in selection of board members is identification of members who will further the interests of Aerovate's stockholders through their established records of professional accomplishment, their ability to contribute positively to the collaborative culture among board members, and their knowledge of Aerovate's business and understanding of the competitive landscape in which Aerovate operates and adherence to high ethical standards. Although Aerovate's nominating and corporate governance committee does not have a formal diversity policy and does not follow any ratio or formula with respect to diversity in order to determine the appropriate composition of the Aerovate board of directors, Aerovate's nominating and corporate governance committee and the full Aerovate board of directors are committed to creating a board of directors with diversity of expertise and experience in substantive matters pertaining to Aerovate's business and diversity of background and perspective, including, but not limited to, with respect to gender, ethnicity, religion, nationality, disability and sexual orientation. The Aerovate board of directors and Aerovate nominating and corporate governance committee are committed to identifying, recruiting and advancing candidates offering such diversity in future searches.

**Nominees for Election as Class I Directors**

The following table identifies the Aerovate director nominees and sets forth their principal occupation and business experience during the last five years and age as of March 10, 2025.

| Name | Positions and Offices Held with Aerovate Therapeutics, Inc. | Director Since | Age |
|------|------------------------------------------------------------|----------------|-----|
| Mark Iwicki | Director | 2021 | 58 |
| Timothy P. Noyes | Director and Chief Executive Officer | 2021 | 63 |
| Donald J. Santel | Director | 2023 | 64 |

*Mark Iwicki* Mr. Iwicki has served as Chairperson of Aerovate's board of directors from February 2021 until March 2024, and continues to serve as a member of the Aerovate board of directors. Mr. Iwicki has served as the Chief Executive Officer and a member of the board of directors of Inhibikase Therapeutics, Inc., or Inhibikase, since February 2025. Prior to joining Inhibikase, Mr. Iwicki served as Chief Executive Officer of Kala Pharmaceuticals, Inc., or Kala from March 2015 to February 2025. Prior to joining Kala, Mr. Iwicki served as President and Chief Executive Officer of Civitas Therapeutics, Inc., or Civitas, a biopharmaceutical company, from January 2014 to October 2014. Prior to Civitas, Mr. Iwicki served as President and Chief Executive Officer at Blend Therapeutics, Inc., or Blend, a biopharmaceutical company, from December 2012 to January 2014. Prior to Blend, Mr. Iwicki was President and Chief Executive Officer of Sunovion Pharmaceuticals Inc. (formerly Sepracor Inc.), or Sunovion, a pharmaceutical company, from October 2007 to June 2012. Prior to joining Sunovion, Mr. Iwicki was Vice President and Business Unit Head at Novartis, a biopharmaceutical company, from March 1998 to October 2007. In addition to Inhibikase and serving on our board of directors, Mr. Iwicki also currently serves on the board of directors of Kala, where he serves as Chairman, Akero Therapeutics, Inc., Merus N.V., Third Harmonic Bio, Inc., Q32 Bio, and formerly served on the board of directors of Aimmune Therapeutics, Inc. and Pulmatrix Inc., all publicly-traded companies. Mr. Iwicki holds a B.S. in Business Administration from Ball State University and an M.B.A. from Loyola University. Aerovate believes that Mr. Iwicki's extensive experience as a pharmaceutical industry leader managing all stages of drug development and commercialization in multiple therapeutic areas qualifies him to serve as a member of the Aerovate board of directors.

*Timothy P. Noyes* Mr. Noyes has served as Aerovate's Chief Executive Officer since February 2021 and a member of the Aerovate board of directors since April 2021. Prior to joining Aerovate, from October 2019 to February 2021, Mr. Noyes served as President and Chief Executive Officer and a member of the board of directors of Arcuate Therapeutics, Inc. From April 2006 to September 2019, Mr. Noyes served as a member of the board of directors of Proteon Therapeutics, Inc., or Proteon, which changed its name in January 2020 to ArTara Therapeutics, Inc., or ArTara, a publicly traded pharmaceutical company. From April 2006 to January 2020, Mr. Noyes also served as President and Chief Executive Officer of Proteon, until Proteon completed its merger with ArTara. From January 2002 to March 2006, Mr. Noyes served as Chief Operating Officer of Trine Pharmaceuticals, Inc., or Trine. Before joining Trine, Mr. Noyes held several management positions with GelTex Pharmaceuticals Inc., or GelTex, from 1996 to 2001, prior to its acquisition by Genzyme Corporation. After the acquisition, from 2001 to 2002, he held the positions of President, Renal Division and President, GelTex. Prior to GelTex, he worked for several years at Merck across multiple roles in its hypertension and heart failure group and managed care division, and on its Vasotec and Prilosec products. Mr. Noyes received an A.B. from Harvard College and an M.B.A. from Harvard Business School. Aerovate believes Mr. Noyes is qualified to serve as a member of the Aerovate board of directors because of his role with Aerovate and his extensive operational knowledge of, and executive level management experience in, the biopharmaceutical industry.

*Donald J. Santel* Mr. Santel has served as a member of the Aerovate board of directors since January 2023. In addition to serving on the Aerovate board of directors, Mr. Santel has served on the board of directors of 48 Bio, Inc. since October 2023. Mr. Santel previously served on the board of directors of Oyster Point Pharma, Inc., a publicly-traded commercial-stage biopharmaceutical company focused on therapies to treat ophthalmic diseases, from August 2021 until the sale of the company to Viatris, Inc. in January 2023. Mr. Santel also previously served as Executive Chairman of Adicet Bio, Inc., or Adicet Bio, a private allogeneic cell therapy oncology company, from October 2017 until its reverse merger with resTORbio, Inc. in September 2020. From March 2018 through April 2019, Mr. Santel also served as Adicet Bio's interim Chief Executive Officer. He previously served as Chief Executive Officer of Hyperion Therapeutics, Inc., or Hyperion, a publicly-traded company, from June 2008 until the sale of the company to Horizon Pharma plc in May 2015. Mr. Santel led Hyperion from a development stage private company through the approval and commercial launch of Ravicti for the treatment of urea cycle disorders. Mr. Santel was a member of Hyperion's board of directors from March 2007 through the company's sale in May 2015. Previously, Mr. Santel was a co-founder, member of the board of directors and the Chief Executive Officer of CoTherix, Inc., or CoTherix, a publicly traded company, from January 2000 through its sale to Actelion Ltd. in January 2007. Mr. Santel previously served on the board of directors of Anthera Pharmaceuticals, Inc., ChemGenex Pharmaceuticals, Inc. and Consanance-HFAW Acquisition Corp, all publicly traded companies Mr. Santel holds an M.S. in electrical engineering from the University of Minnesota and a B.S.E. in biomedical engineering from Purdue University. Aerovate believes that Mr. Santel is qualified to serve on the Aerovate board of directors due to his experience in the biopharmaceutical industry and his experience as executive officer and as a member of the boards of directors of multiple companies in the industry.

**Vote Required**

To be elected, the directors nominated via this Proposal No. 7 must receive a plurality of the votes properly cast on the election of directors, meaning that the director nominees receiving the most votes will be elected. Shares voting "withheld" and broker non-votes, if any, will have no effect on the election of directors.

The Merger is **not** conditioned upon the election of any director nominees named in the Director Election Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares "FOR" the election of each of the director nominees named the Director Election Proposal. The nominees have consented to serve as Aerovate's directors if elected. However, if the nominees are unable to serve or for good cause will not serve as a director, properly submitted proxies will be voted for the election of such substitute nominee as the Aerovate board of directors may designate.

**THE AEROVATE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES NAMED IN THE DIRECTOR ELECTION PROPOSAL.**

**Directors Continuing in Office**

The following table identifies Aerovate's directors and sets forth their principal occupation and business experience during the last five years and their ages as of March 10, 2025.

| Name | Positions and Offices Held with Aerovate Therapeutics, Inc. | Director Since | Class and Year in Which Term Will Expire | Age |
|---|---|---|---|---|
| Habib J. Dable . . . . . . . . . . . . . . . . . . . . . . | Chairperson and Director | 2023 | Class II – 2026 | 55 |
| Allison Dorval . . . . . . . . . . . . . . . . . . . . . . | Director | 2021 | Class II – 2026 | 49 |
| Joshua Resnick, M.D. . . . . . . . . . . . . . . . . | Director | 2020 | Class II – 2026 | 50 |
| David Grayzel . . . . . . . . . . . . . . . . . . . . . . | Director | 2020 | Class III – 2027 | 57 |

*Class II Directors (Term Expires at 2026 Annual Meeting)*

*Habib J. Dable* Mr. Dable has served as a member of the Aerovate board of directors since July 2023 and as the Chairperson of Aerovate's board of directors since March 2024. Mr. Dable currently is a part-time Venture Partner at RA Ventures. Mr. Dable previously served as President & Chief Executive Officer and a member of the board of directors of Acceleron Pharma Inc., or Acceleron, a publicly-traded biopharmaceutical company, from December 2016 until the company's sale to Merck in 2021. Prior to Acceleron, Mr. Dable served in roles of increasing responsibility at Bayer AG beginning in 1994, most recently serving as the President of Pharmaceuticals for Bayer in the U.S. from October 2015 until December 2016. Prior to joining Acceleron in 2016, Mr. Dable spent 22 years at Bayer AG. During his tenure at Bayer, Mr. Dable held positions of increasing responsibility, including President of U.S. Pharmaceuticals, Executive Vice President, Global Head Specialty Medicine. Since June 2022, Mr. Dable has been a member of the board of directors of Blueprint Medicines Corporation, since September 2022 he has served as a director of PepGen, Inc., or PepGen, and in January 2024 he joined the board of directors of Day One Biopharmaceuticals, Inc., all publicly-traded companies. Mr. Dable is a previous member of the board of directors for BIO (Biotechnology Innovation Organization) and a prior member of the board of directors of Albireo Pharma, Inc. and Millendo Therapeutics, Inc. Mr. Dable holds a master's and bachelor's degree in business administration from the University of New Brunswick and completed an executive program from Stanford University's Graduate School of Business. Aerovate believes that Mr. Dable is qualified to serve on the Aerovate board of directors due to his executive leadership experience and industry knowledge.

*Allison Dorval* Ms. Dorval has served as a member of the Aerovate board of directors since July 2021. Ms. Dorval has served as the Chief Financial Officer of Verve Therapeutics, Inc., a gene editing company, since November 2021. Ms. Dorval was previously the Chief Financial Officer at Voyager Therapeutics, Inc., or Voyager, a gene therapy company, from November 2018 to November 2021 and as Vice President of Finance at Voyager from June 2017 to November 2018. Prior to Voyager, she served as Vice President and Controller of Juniper Pharmaceuticals, Inc., a biopharmaceutical company, from August 2016 to June 2017 and as a Consultant at Danforth Advisors, or Danforth, a life sciences consultancy focusing on accounting and financial matters, from September 2015 to August 2016. In connection with her role at Danforth, Ms. Dorval served as interim Chief Financial Officer of medical device companies 480 Biomedical, Inc. and Arsenal Medical, Inc. from December 2015 to August 2016. Prior to her time at Danforth, Ms. Dorval served in several roles at Insulet Corporation, a medical device company, from August 2008 to July 2015, including as Chief Financial Officer from November 2014 to May 2015 and as Vice President and Controller from August 2008 to November 2014. Earlier in her career, Ms. Dorval served in various financial and accounting capacities at iBasis, Inc., a telecommunications company, Digitas Inc., an advertising company, and PricewaterhouseCoopers LLP. Ms. Dorval has served on the board of directors of Puma Biotechnology, Inc., a publicly traded biopharmaceutical company, since July 2021. Ms. Dorval received a B.S. in Business Administration from the University of Vermont, is a certified public accountant and has completed a graduate-level certificate program in taxation at Bentley University's McCallum Graduate School of Business. Aerovate believes that Ms. Dorval is qualified to serve on the Aerovate board of directors due to her experience as an executive in a public biotechnology company.

*Joshua Resnick, M.D.* Dr. Resnick has served as a member of the Aerovate board of directors since August 2020 and previously served as a member of Aerovate's board of directors from October 2018 to February 2020. Dr. Resnick has served as a Partner at RA Capital Management, L.P., a life sciences investment advisor, since December 2024, and previously served as a Managing Director from October 2018 to December 2024. Dr. Resnick previously served as a Partner at SV Health Investors from January 2016 to September 2018 and as President and Managing Partner at MRL Ventures Fund, an early-stage therapeutics-focused corporate venture fund that he built and managed within Merck, from 2014 to January 2016. Dr. Resnick is on staff in the Department of Emergency Medicine at Massachusetts General Hospital. Dr. Resnick has served on the boards of directors of Vor Biopharma Inc. since February 2019, PepGen Inc. since November 2020, Sionna Therapeutics, Inc. since December 2019 and Cidara Therapeutics, Inc. since January 2025, and previously served on the boards of directors of Kalvista Pharmaceuticals, Inc. and Avrobio, Inc. from November 2016 to September 2018 and July 2016 to September 2018, respectively, all publicly traded companies. Dr. Resnick received a B.A. in chemistry from Williams College, an M.D. from the University of Pennsylvania School of Medicine and an M.B.A. from The Wharton School of Business. Aerovate believes that Dr. Resnick is qualified to serve on the Aerovate board of directors due to his experience as a biopharmaceutical and biotechnology public and private company investor.

### Class III Directors (Term Expires at 2027 Annual Meeting)

*David Grayzel, M.D.* Dr. Grayzel has served as a member of the Aerovate board of directors since August 2020. Dr. Grayzel joined Atlas Venture in June 2010 and has been a Partner since April 2014. Dr. Grayzel co-founded and served as Chief Executive Officer of Arteaus Therapeutics, LLC from June 2011 until it was acquired by Eli Lilly and Company in January 2014, served as co-founder and Chief Executive

Officer of Annovation Biopharma, Inc. from May 2011 until it was acquired by The Medicines Company in February 2015, served as a founding board member of Delinia, Inc. from September 2015 until it was acquired by Celgene Corporation in January 2017, served as a co-founder and a member of the board of directors of Cadent Therapeutics, Inc., until it was acquired by Novartis AG, or Novartis, in December 2020, and served as a co-founder and board member of Surface Oncology, Inc., a publicly-traded company, from April 2014 until it was acquired by Coherus BioSciences, Inc. in September 2023. Dr. Grayzel is a co-founder of Q32 Bio, Inc, or Q32 Bio, a publicly-traded company, and has served as a member of Q32 Bio's board of directors since 2017. He also serves as a board member of several private companies, including Affinia Therapeutics, Inc., Triana Biomedicines, Inc., Radera Biotherapeutics, Inc., Vima Therapeutics, Inc., and Comanche Biopharma Corp. Altis Medicines and Trace Neuroscience, and formerly served on the board of directors of Xilio Therapeutics, Inc, a publicly-traded company. Dr. Grayzel serves on the board of directors of Acera School, Inc. (The Massachusetts School for Science, Creativity, and Leadership). He also serves as an advisor to several organizations including Memorial Sloan Kettering Cancer Center's, or MSKCC. Technology Development Fund, the American Heart Association's One Brave Idea, and is on the Scientific Advisory Board of the Tri-TDI that includes Rockefeller University, MSKCC, and Cornell University. Dr. Grayzel received a B.A. in Psychology from Stanford University, an M.D. from Harvard Medical School, and completed his internship and residency training in Internal Medicine at Massachusetts General Hospital. Aerovate believes that Dr. Grayzel's experience working with and serving on the boards of directors of life sciences companies and his experience working in the venture capital industry qualify him to serve on the Aerovate board of directors.

There are no family relationships between or among any of Aerovate's directors or executive officers. The principal occupation and employment during the past five years of each of Aerovate's directors was carried on, in each case except as specifically identified above, with a corporation or organization that is not a parent, subsidiary or other affiliate of Aerovate. There is no arrangement or understanding between any of Aerovate's directors and any other person or persons pursuant to which he or she is to be selected as a director.

There are no material legal proceedings to which any of Aerovate's directors is a party adverse to Aerovate or any of Aerovate's subsidiaries or in which any such person has a material interest adverse to Aerovate.

# PROPOSAL NO. 8 — THE AUDITOR RATIFICATION PROPOSAL

Aerovate's stockholders are being asked to ratify the appointment by the audit committee of the Aerovate board of directors of KPMG LLP as Aerovate's independent registered public accounting firm for the fiscal year ending December 31, 2025, provided that PricewaterhouseCoopers LLP is expected to be appointed for the fiscal year if the Merger is completed. KPMG LLP has served as Aerovate's independent registered public accounting firm since 2019.

The Aerovate audit committee is solely responsible for selecting Aerovate's independent registered public accounting firm for the fiscal year ending December 31, 2025. Stockholder approval is not required to appoint KPMG LLP as Aerovate's independent registered public accounting firm. However, the Aerovate board of directors believes that submitting the appointment of KPMG LLP to the stockholders for ratification is good corporate governance. If the stockholders do not ratify this appointment, the Aerovate audit committee will reconsider whether to retain KPMG LLP. If the selection of KPMG LLP is ratified, the Aerovate audit committee, at its discretion, may direct the appointment of a different independent registered public accounting firm at any time it decides that such a change would be in the best interest of Aerovate and its stockholders.

A representative of KPMG LLP is expected to be present at the Aerovate Special Meeting and will have an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from Aerovate's stockholders.

Aerovate incurred the following fees from KPMG LLP for the audit of Aerovate's financial statements and for other services provided during the years ended December 31, 2024 and 2023.

|  | 2024 | 2023 |
|---|---|---|
| Audit fees[1] | $905,540 | $869,337 |
| Audit-Related fees[2] | — | — |
| Tax fees[3] | — | — |
| All other fees[4] | — | — |
| Total fees | $905,540 | $869,337 |

---

(1) Audit Fees consist of fees billed for professional services rendered in connection with the audit of Aerovate's annual financial statements and reviews of Aerovate's quarterly financial statements for those fiscal years. This category also includes fees for services incurred in connection with Aerovate's at-the-market offering and related services that are normally provided in connection with regulatory filings. Aerovate engaged KPMG LLP in 2024 and 2023 to audit its 2024 and 2023 annual financial statements, respectively.

(2) Audit-related fees consist of services that are reasonably related to the performance of the audit or review of Aerovate's financial statements. There were no such fees incurred in 2024 or 2023.

(3) Tax Fees consist of fees for tax compliance, advice and tax planning and includes fees for tax return preparation.

(4) There were no other fees incurred in 2024 or 2023.

## Aerovate Audit Committee Pre-approval Policy and Procedures

The Aerovate audit committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by Aerovate's independent registered public accounting firm. This policy provides that Aerovate will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Aerovate audit committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Aerovate audit committee may pre-approve specified types of services that are expected to be provided to Aerovate by Aerovate's independent registered public accounting firm during the next 12 months. Any such pre-approval details the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

**Report of the Audit Committee**

Aerovate's audit committee is appointed by Aerovate's board of directors to assist Aerovate's board of directors in fulfilling its oversight responsibilities with respect to (1) the integrity of Aerovate's financial statements and financial reporting process and systems of internal controls regarding finance, accounting, and compliance with legal and regulatory requirements, (2) the qualifications, independence, and performance of Aerovate's independent registered public accounting firm, (3) the performance of Aerovate's internal audit function, if any, and (4) other matters as set forth in the charter of Aerovate's audit committee approved by Aerovate's board of directors.

Aerovate's management is responsible for the preparation of Aerovate's financial statements and the financial reporting process, including its system of internal control over financial reporting and its disclosure controls and procedures. Aerovate's independent registered public accounting firm is responsible for performing an audit of Aerovate's financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and issuing a report thereon. Aerovate's audit committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, Aerovate's audit committee reviewed and discussed with Aerovate's management and Aerovate's independent registered public accounting firm the audited financial statements of Aerovate Therapeutics, Inc. for the fiscal year ended December 31, 2024. Aerovate's audit committee also discussed with the independent registered public accounting firm the matters required to be discussed by the PCAOB's Auditing Standard No. 1301, *Communication with Audit Committees*. In addition, Aerovate's audit committee received written communications from Aerovate's independent registered public accounting firm confirming their independence as required by the applicable requirements of the PCAOB and has discussed with Aerovate's independent registered public accounting firm their independence.

Based on the reviews and discussions referred to above, Aerovate's audit committee recommended to Aerovate's board of directors that the audited financial statements of Aerovate Therapeutics be included in Aerovate's registration statement/proxy statement/prospectus on Form S-4. The information contained in this report shall not be deemed to be (1) "soliciting material," (3) "filed" with the SEC, (3) subject to Regulations 14A or 14C of the Exchange Act, or (4) subject to the liabilities of Section 18 of the Exchange Act. This report shall not be deemed incorporated by reference into any of Aerovate's other filings under the Exchange Act or the Securities Act, except to the extent that it is specifically incorporated by reference into such filing.


THE AUDIT COMMITTEE OF THE BOARD
OF DIRECTORS OF AEROVATE
THERAPEUTICS, INC.
Allison Dorval, Chairperson
Habib Dable
Mark Iwicki


February 24, 2025

**Required Vote**

The affirmative vote of a majority of votes properly cast for and against this Auditor Ratification Proposal is required to ratify the appointment of KPMG LLP as Aerovate's independent registered public accounting firm for the fiscal year ending December 31, 2025. Abstentions and broker non-votes, if any, will have no effect on the outcome of the vote.

The Merger is **not** conditioned upon the approval of the Auditor Ratification Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards "FOR" the Auditor Ratification Proposal.

**THE AEROVATE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AUDITOR RATIFICATION PROPOSAL, PROVIDED PRICEWATERHOUSECOOPERS LLP IS EXPECTED TO BE APPOINTED FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025 IF THE MERGER IS COMPLETED.**

# PROPOSAL NO. 9 — THE ADJOURNMENT PROPOSAL

If Aerovate fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2 and 3, Aerovate may propose to adjourn the Aerovate Special Meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2 and 3. Aerovate currently does not intend to propose adjournment at the Aerovate Special Meeting if there are sufficient votes to approve Proposal Nos. 1, 2 and 3.

If a quorum is not present at the Aerovate Special Meeting, under Aerovate's amended and restated bylaws, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the special meeting.

## *Required Vote*

The affirmative vote of a majority of votes properly cast by the holders of Aerovate common stock at the Aerovate Special Meeting is required to approve the Adjournment Proposal. Abstentions and broker non-votes, if any, will have no effect on the Adjournment Proposal.

The Merger is not conditioned upon the approval of the Adjournment Proposal.

Certain Aerovate stockholders have agreed to vote any shares of Aerovate common stock owned by them in favor of the Adjournment Proposal. Please see the section titled "*Agreements Related to the Merger — Support Agreements*" beginning on page 172 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares "FOR" the Adjournment Proposal.

**THE AEROVATE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADJOURNMENT PROPOSAL.**

# AEROVATE'S BUSINESS

## Overview

Aerovate is a biopharmaceutical company. Aerovate's historical focus was on advancing AV-101, Aerovate's dry powder inhaled formulation of imatinib for the treatment of pulmonary arterial hypertension ("PAH") a devastating disease impacting approximately 70,000 people in the United States and Europe. On June 17, 2024, Aerovate announced topline results from the Phase 2b portion of its Phase 2b/Phase 3 Inhaled Imatinib Pulmonary Arterial Hypertension Clinical Trial of AV-101 ("IMPAHCT"). Topline data showed that, while AV-101 was generally well tolerated across all dose groups, the study did not meet its primary endpoint for improvement in pulmonary vascular resistance compared to placebo for any of the studied doses or show meaningful improvements in the secondary endpoint of change in six-minute walk distance ("6MWD"). Aerovate also reviewed data from several additional secondary endpoints of the Phase 2b portion of IMPAHCT, which also failed to show meaningful improvements. Based upon these results and in agreement with the independent study advisory committee, Aerovate halted enrollment and shut down the Phase 3 portion of IMPAHCT as well as the long-term extension study. AV-101 for the treatment of PAH was Aerovate's only product candidate in development. Aerovate does not intend to resume development of AV-101 or any other product candidates. In July 2024, Aerovate announced the decision to conduct a comprehensive review of strategic alternatives focused on maximizing shareholder value. Aerovate also engaged Wedbush Securities Inc. as its exclusive strategic financial advisor to assist in the process of exploring strategic alternatives, which includes the Merger with Jade.

In June 2024, following Aerovate's decision to halt further development of AV-101, Aerovate announced its plan to terminate nearly all of its workforce (the "Workforce Reduction Plan"). As of December 31, 2024, 47 individuals, or approximately 92% of Aerovate's workforce, have been terminated. The affected individuals have been and will be provided severance benefits, including cash severance payments. Each affected individual's eligibility for severance benefits is contingent upon entering into a separation agreement, which includes a general release of claims against Aerovate. In connection with the Workforce Reduction Plan, Aerovate incurred costs (in consideration of releases) of approximately $6.7 million, which are primarily one-time severance benefits.

## Aerovate's Strategy to Date

PAH is an orphan disease with unmet medical need and is characterized by high pressure in the vessels transporting blood from the right side of the heart to the lungs. This high pressure is caused by abnormal cellular hyperproliferation and resistance to apoptosis, driven by improper signaling in cells of the distal pulmonary arteries, which over time results in narrowing of the pulmonary vessels and forces the heart to work harder to pump blood through the lungs. The severe blood flow restriction and strain on the heart becomes increasingly severe over time and ultimately leads to heart failure that is often fatal. Aerovate estimates there are between 30,000 – 40,000 patients treated with approved PAH therapies in the U.S. alone, many of whom are on two or more approved PAH therapies. It is estimated that the combined global sales for PAH products in 2023 was $6.2 billion. Despite the availability of multiple approved therapies, PAH has a five-year survival rate for newly diagnosed and prevalent patients between 61% and 65%. None of the approved therapies directly address the abnormal cellular hyperproliferation of the pulmonary vasculature that causes the increased resistance to blood flow. Aerovate believes that novel treatments that primarily address abnormal cellular hyperproliferation may provide therapeutic benefit to PAH patients and lead to improved quality of life.

Aerovate's focus on developing AV-101 had been driven by historical results from the Phase 3 IMPRES clinical trial of oral imatinib for the treatment of PAH patients. Oral imatinib is a well-characterized targeted kinase inhibitor and approved oncology treatment, but clinical trials had also supported its potential for the treatment of PAH.

On June 17, 2024, Aerovate announced topline results from the Phase 2b portion of the Phase 2b/ Phase 3 IMPAHCT trial. Results showed that, while AV-101 was well tolerated across all dose groups, the study did not meet its primary endpoint for improvement in pulmonary vascular resistance ("PVR"), compared to placebo for any of the studied doses or show meaningful improvements in the secondary endpoint of change in 6MWD.

**Primary Endpoint — ITT analysis of PVR** *(dynes\*sec/cm^5)*

| Dose | Least-squares mean difference as compared with placebo (95% CI) | P value |
|---|---|---|
| 10mg BID (N=50) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 42.8 *(-80.57 to 166.09)* | 0.4968 |
| 35mg BID (N=49) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | -5.5 *(-129.16 to 118.18)* | 0.9306 |
| 70mg BID (N=51) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | -57.0 *(-181.14 to 67.20)* | 0.3685 |

**Secondary Endpoint — ITT analysis of 6MWD (meters)**

| Dose | Least-squares mean difference as compared with placebo (95% CI) |
|---|---|
| 10mg BID (N=50) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | -11.7 (-34.75 to 11.26) |
| 35mg BID (N=49) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | -4.2 (-27.74 to 19.37) |
| 70mg BID (N=51) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | +1.3 (-22.09 to 24.60) |

Aerovate also reviewed data from several additional secondary endpoints of the Phase 2b portion of IMPAHCT, which also failed to show meaningful improvements. Based upon these results, Aerovate, in agreement with the independent study advisory committee, halted enrollment and shut down the Phase 3 portion of IMPAHCT as well as the long-term extension study. Aerovate plans to release full data from the Phase 2b portion of IMPAHCT at a later date, the timing of which is to be determined.

**Properties and Facilities**

Aerovate's headquarters is located in Waltham, Massachusetts, where it leases approximately 5,000 square feet of office space. The Waltham lease expires in December 2025. Aerovate also leases approximately 3,500 square feet of office space located in Foster City, California which expires in October 2025. Aerovate believes that its existing facilities, as well as facilities available for rent, are sufficient for its current needs and its needs for the foreseeable future.

**Legal Proceedings**

From time to time, Aerovate may become subject to various legal proceedings and claims that arise in the ordinary course of its business activities. As of the date of this proxy statement/prospectus, Aerovate is not currently a party to any claim or litigation, the outcome of which, if determined adversely to it, would individually or in the aggregate be reasonably expected to have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on Aerovate because of defense and settlement costs, diversion of management resources and other factors.

**Manufacturing and Supply**

Aerovate has historically used third-party contract manufacturers for the production of its combination product, AV-101. Aerovate's active pharmaceutical ingredient ("API") is generic and can be purchased from multiple commercial vendors in compliance with the FDA's current Good Manufacturing Practice ("cGMP") regulations and European Pharmacopoeia standards. To be used in Aerovate's inhaled product, the API required an additional manufacturing step, which was completed at Aerovate's contract manufacturing organization that complies with the FDA's cGMP regulations. The API was converted into drug product for aerosol use by one of Aerovate's two contract fill/finish providers in the United States. As AV-101 is a drug-device combination product, Aerovate has historically contracted with a third-party to manufacture the single-dose inhaler device that Aerovate used for delivering inhaled AV-101 to patients in its Phase 2b/Phase 3 clinical trial.

Release and stability testing to date supports stability of at least 36 months for API under ambient conditions and supports stability of at least 36 months for drug product also under ambient conditions.

Aerovate's API, finished product, and single-dose inhaler producers are accepted by the health authorities in all countries that were included in its global Phase 2b/Phase 3 clinical trial.

Aerovate has paused manufacturing of AV-101 as Aerovate engages in its process to evaluate strategic alternatives, including the Merger.

**Sales and Marketing**

Aerovate's commercialization strategy was previously to develop AV-101 into a leading therapy worldwide for the treatment of PAH. Should Aerovate resume product development activities and obtain approval for any products, Aerovate would need to establish a sales and marketing organization.

Aerovate cannot guarantee that AV-101 or any future product candidate will receive coverage and reimbursement by public and commercial payors.

**Intellectual Property**

Aerovate's commercial success has depended in part on its ability to obtain and maintain proprietary protection for its products, novel discoveries, drug development technologies and know-how; to operate without infringing on or otherwise violating the proprietary rights of others; and to prevent others from infringing or otherwise violating Aerovate's proprietary rights. Aerovate's policy has been to seek to protect its proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to its products and other proprietary technology, inventions and improvements that are important to the development and implementation of Aerovate's business. Aerovate also has relied on trademarks, trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain its proprietary position. In June 2024, Aerovate announced its decision to halt enrollment and shut down the Phase 3 portion of IMPAHCT as well as the long-term extension study of AV-101 in PAH, and Aerovate does not intend to continue to seek or maintain intellectual property protection on the technology underlying AV-101.

Aerovate's intellectual property portfolio includes issued patents in the United States, pending patent applications in the United States, under the Patent Cooperation Treaty ("PCT international applications"), and in commercially relevant foreign jurisdictions for Aerovate's products. The PCT international applications preserve all of Aerovate's rights to file patent applications in commercially relevant foreign jurisdictions for its products. As of December 31, 2024, Aerovate owns six U.S. patents, seven U.S. patent applications, no pending PCT international applications, and 19 foreign patent applications. Aerovate's U.S. patent portfolio is expected to expire between May 14, 2040 and February 15, 2042, excluding any extension of patent term that may be available and assuming that the filed patent applications will issue as patents. Aerovate's foreign patent portfolio is expected to expire between May 14, 2040 and February 15, 2042, excluding any extension of patent terms that may be available and assuming that filed applications will issue as patents and that the foreign patent terms are calculated similarly to the calculation of U.S. patent terms for the corresponding U.S. portion of the patent portfolio. Aerovate's patent portfolio is summarized in the following table.

| APPLICATION/ PATENT NO. | RELATED PRODUCT | PROTECTION SOUGHT | PROJECTED EXPIRATION* | JURISDICTION |
|---|---|---|---|---|
| 62/849,054 . . . . . . . . | AV-101 | Composition of Matter; Use | N/A | US |
| 11,229,650 . . . . . . . . | AV-101 | Composition of Matter; Use | 5/14/2040 | US |
| 11,806,349 . . . . . . . . | AV-101 | Composition of Matter; Use | 5/14/2040 | US |
| 18/377,561 . . . . . . . . | AV-101 | Composition of Matter; Use | 5/14/2040 | US |
| 20806383.4 . . . . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Europe |
| 202080051359.5 . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | China |
| 2021-568694 . . . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Japan |
| 2020274521 . . . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Australia |
| 3140641 . . . . . . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Canada |
| 288111 . . . . . . . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Israel |
| 202117055928 . . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | India |

| APPLICATION/ PATENT NO. | RELATED PRODUCT | PROTECTION SOUGHT | PROJECTED EXPIRATION* | JURISDICTION |
|---|---|---|---|---|
| 11202112719X . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Singapore |
| 10-2021-7041312 . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Republic of Korea |
| MX/A/2021/104029 . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Mexico |
| BR1120210230149 . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Brazil |
| 2021/09070 . . . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | South Africa |
| 20210285 . . . . . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Bahrain |
| 305/2021 . . . . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Jordan |
| KW/P/2021/466 . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Kuwait |
| OM/P/2021/00467 . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Oman |
| QA/202111/000655 . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Qatar |
| 521430873 . . . . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | Saudi Arabia |
| P6002085/2021 . . . . . | AV-101 | Composition of Matter; Use; Process | 5/14/2040 | UAE |
| PCT/US20/32872 . . . | AV-101 | Composition of Matter; Use; Process | N/A | International PCT |
| 62/849,056 . . . . . . . . | AV-101 | Composition of Matter; Use | N/A | US |
| 11,298,355 . . . . . . . . | AV-101 | Composition of Matter; Use | 5/14/2040 | US |
| 62/849,058 . . . . . . . . | AV-101 | Process | N/A | US |
| 11,413,289 . . . . . . . . | AV-101 | Process | 5/14/2040 | US |
| 11,813,263 . . . . . . . . | AV-101 | Process | 5/14/2040 | US |
| 18/378,949 . . . . . . . . | AV-101 | Process | 5/14/2040 | US |
| 62/849,059 . . . . . . . . | AV-101 | Composition of Matter; Use | N/A | US |
| 16/874,128 . . . . . . . . | AV-101 | Composition of Matter; Use | 5/14/2040 | US |
| 62/877,575 . . . . . . . . | AV-101 | Composition of Matter; Process | N/A | US |
| 16/874,143 . . . . . . . . | AV-101 | Composition of Matter; Process | 5/14/2040 | US |
| 62/942,408 . . . . . . . . | AV-101 | Composition of Matter; Use | N/A | US |
| 11,464,776 . . . . . . . . | AV-101 | Composition of Matter; Use | 5/14/2040 | US |
| 17/963,607 . . . . . . . . | AV-101 | Composition of Matter; Use | 5/14/2040 | US |
| 62/984,037 . . . . . . . . | AV-101 | Use; Kit | N/A | US |
| 16/874,168 . . . . . . . . | AV-101 | Use; Kit | 5/14/2040 | US |
| 17/685,704 . . . . . . . . | AV-101 | Use; Kit | 5/14/2040 | US |
| 62/958,481 . . . . . . . . | AV-101 | Use | N/A | US |
| 16/874,190 . . . . . . . . | AV-101 | Use | 5/14/2040 | US |
| PCT/US20/32874 . . . | AV-101 | Use | N/A | International PCT |
| 20806763.7 . . . . . . . . | AV-101 | Use | | Europe |
| 63/117,258 . . . . . . . . | AV-101 | Composition of Matter; Combination Products; Use | N/A | US |
| 63/150,731 . . . . . . . . | AV-101 | Composition of Matter; Combination Products; Use | N/A | US |
| 18/034,558 . . . . . . . . | AV-101 | Composition of Matter; Combination Products; Use | 11/23/2041 | US |
| 2021382051 . . . . . . . | AV-101 | Composition of Matter; Combination Products; Use | 11/23/2041 | Australia |
| 3199091 . . . . . . . . . . | AV-101 | Composition of Matter; Combination Products; Use | 11/23/2041 | Canada |
| 202180076594.2 . . . . | AV-101 | Composition of Matter; Combination Products; Use | 11/23/2041 | China |
| 21895804.9 . . . . . . . . | AV-101 | Composition of Matter; Combination Products; Use | 11/23/2041 | Europe |
| 202317028210 . . . . . . | AV-101 | Composition of Matter; Combination Products; Use | 11/23/2041 | India |
| 2023-530592 . . . . . . . | AV-101 | Composition of Matter; Combination Products; Use | 11/23/2041 | Japan |

| APPLICATION/ PATENT NO. | RELATED PRODUCT | PROTECTION SOUGHT | PROJECTED EXPIRATION* | JURISDICTION |
|---|---|---|---|---|
| PCT/US21/60526 . . . | AV-101 | Composition of Matter; Combination Products; Use | N/A | International PCT |
| 63/149,446 . . . . . . . . | AV-101 | Process; Composition of Matter | N/A | US |
| 18/276,396 . . . . . . . . | AV-101 | Process; Composition of Matter | 2/15/2042 | US |
| 2022220017 . . . . . . . | AV-101 | Process; Composition of Matter | 2/15/2042 | Australia |
| 3211077 . . . . . . . . . . | AV-101 | Process; Composition of Matter | 2/15/2042 | Canada |
| 202280024931.8 . . . . | AV-101 | Process; Composition of Matter | 2/15/2042 | China |
| 22753517.6 . . . . . . . . | AV-101 | Process; Composition of Matter | 2/15/2042 | Europe |
| 2023-548863 . . . . . . . | AV-101 | Process; Composition of Matter | 2/15/2042 | Japan |
| PCT/US22/16422 . . . | AV-101 | Process; Composition of Matter | N/A | International PCT |
| 63/619,079 . . . . . . . . | AV-101 | Use | N/A | US |

---

\* Projected patent expiration dates were calculated for pending U.S. Nonprovisional Applications and Foreign Applications based on filing date. These calculations do not take into account any terminal disclaimers or patent term adjustments that may occur during prosecution or for pharmaceutical patents in Australia. U.S. Provisional and International PCT filings will not issue as patents and therefore do not have a projected expiration date. European filings will issue only in validated European countries and the projected expiration date will apply to those individual country patents.

Aerovate's intellectual property estate strategy is designed to provide multiple layers of protection, including: (1) proprietary patent rights with claims directed to Aerovate's drug product; (2) proprietary patent rights covering methods of treatment using Aerovate's drug product; and (3) proprietary patent rights covering innovative manufacturing processes.

While Aerovate seeks broad coverage under its pending patent applications, there is always a risk that a modification of the product or manufacturing process may allow a competitor to avoid infringement claims. In addition, patents, if granted, expire, and Aerovate cannot provide any assurance that any patents will be issued from Aerovate's pending or any future applications or that any issued patents will adequately protect Aerovate's products.

Aerovate has conducted freedom to operate analyses of the current patent landscape with respect to its lead product candidates. In doing so, Aerovate has strived to ensure its ability to operate freely within the complex patent landscape of inhalable kinase inhibitors and the use of such products in the field of PAH. Developing new formulations of drug products and new uses for such products would require seeking patent protection on its own to expand the layers of protection provided by its intellectual property estate.

***Patent Protection and Terms***

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued from regularly filed applications in the United States are granted a term of 20 years from the earliest effective filing date. In addition, in certain instances, a patent term can be adjusted to recapture a portion of the United States Patent and Trademark Office (the "USPTO") delay in issuing the patent, and extended to recapture a portion of the patent term effectively lost as a result of the FDA regulatory review period of the drug covered by the patent. However, as to the FDA component, the restoration period cannot be longer than five years, the total patent term including the restoration period must not exceed 14 years following FDA approval of the drug, and the extension may only apply to one patent that covers the approved drug (and to only those patent claims covering the approved drug, a method for using it, or a method for manufacturing it). There can be no assurance that any such patent term adjustment or extension will be obtained. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, the patent positions of biotechnology and pharmaceutical products and processes are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in such patents has emerged to date in the United States. The patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries can diminish the ability to protect inventions and enforce intellectual property rights, can make it easier to challenge the validity, enforceability or scope of any patents that may issue, and, more generally, could affect the value of intellectual property. Accordingly, the breadth of claims that may be allowed or enforced in patents or in third-party patents cannot be predicted.

### Third-Party Patent Filings

Numerous U.S. and foreign issued patents and patent applications owned by third parties exist in the fields in which Aerovate may resume developing products. In addition, because patent applications can take many years to issue, there may be applications unknown to Aerovate, which may later result in issued patents that Aerovate's products or proprietary technologies may infringe. Moreover, Aerovate may be aware of patent applications, but incorrectly predict the likelihood of those applications issuing with claims of relevance to Aerovate.

Under U.S. law, a person may be able to patent a discovery of a new way to use a previously known compound, even if such compound itself is patented, provided the newly discovered use is novel and non-obvious. Such a method-of-use patent, however, if valid, only protects the use of a claimed compound for the specified methods claimed in the patent. This type of patent does not prevent persons from using the compound for any previously known use of the compound. Further, this type of patent does not prevent persons from making and marketing the compound for an indication that is outside the scope of the patented method.

### Trade Secrets and Other Protections

In addition to the protections afforded by patents and other regulatory protections, Aerovate may rely, in some circumstances, on trade secrets to protect its technology. Trade secrets may be useful to protect proprietary know-how that is not patentable or which Aerovate elects not to patent. Trade secrets may also be useful for processes or improvements for which patents are difficult to enforce.

Aerovate also protects its products and proprietary technology through confidentiality agreements with employees, consultants, advisors, contractors and collaborators. These agreements are designed to protect Aerovate's proprietary information and, in the case of the invention assignment agreements, to grant Aerovate ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and Aerovate may not have adequate remedies for any such breach. In addition, Aerovate's trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Aerovate's commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for Aerovate, disputes may arise as to the rights in related or resulting know-how and inventions.

Aerovate also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of Aerovate's premises and physical and electronic security of Aerovate's information technology systems.

### Infringement of Third-Party Proprietary Rights

Commercial success depends in part on not infringing upon or otherwise violating the intellectual property and proprietary rights of third parties. If Aerovate is found to infringe a third party's intellectual property rights, Aerovate could be required to obtain a license from such third party to continue developing and marketing a products and technology. However, Aerovate may not be able to obtain any required license on commercially reasonable terms or at all. Even if Aerovate were able to obtain a license, it could be non-exclusive, thereby giving Aerovate's competitors access to the same technologies licensed to Aerovate. Aerovate could also be forced, including by court order, to cease commercializing the infringing product or technology. In addition, Aerovate could be found liable for monetary damages, including treble damages and attorneys' fees, if Aerovate is found to have willfully infringed a patent. A finding of infringement could prevent Aerovate from commercializing its products or force Aerovate to cease some of its business operations. For more information regarding these risks, please see the section titled "*Risk Factors — Risks Related to Aerovate's Intellectual Property*" beginning on page 38 of this proxy statement/prospectus.

**Competition**

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Aerovate has faced potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. In June 2024, Aerovate announced its decision to halt enrollment and shut down the Phase 3 portion of IMPAHCT as well as the long-term extension study of AV-101 in PAH and will not advance development of AV-101 in PAH.

Some of Aerovate's historical competitors have had significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Aerovate did. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors that differentiate products, if approved, are likely to be efficacy, safety, convenience, price, and the availability of reimbursement from commercial, government and other third-party payors.

**Government Regulation**

***United States-FDA Process***

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The FDCA and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Aerovate, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory authorities of the countries in which Aerovate wishes to conduct studies or seek approval of its product candidates. Failure to comply with applicable United States requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending New Drug Applications ("NDAs"), withdrawal of an approval, warning or untitled letters, clinical holds, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, civil penalties, and criminal prosecution.

FDA approval is required before any new unapproved product or a product with certain changes to a previously approved product, including a new use of a previously approved drug, can be marketed in the United States. The steps required to be completed by the FDA before a drug may be marketed in the United States generally includes the following:

- completion of preclinical laboratory tests, animal studies, and formulation studies performed in accordance with the FDA's Good Laboratory Practice ("GLP") regulations;

- submission to the FDA of an investigational new drug ("IND") application for human clinical testing, which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;

- approval by an independent institutional review board ("IRB") or ethics committee at each clinical site before the clinical trial is commenced;

- performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice ("GCP") requirements and other clinical-trial related regulations to establish the safety and efficacy of the proposed drug for each indication;

- preparation and submission to the FDA of a NDA after completion of all pivotal clinical trials, which includes not only the results of the clinical trials, but also, detailed information on the chemistry, manufacture and quality controls for the product candidate and proposed labeling;

- satisfactory completion of an FDA Advisory Committee review, if applicable;

- a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed drug is produced to assess compliance with cGMP regulations and of selected clinical trial sites to assess compliance with GCPs; and

- FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

*Preclinical and Clinical Development*

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLPs. The results of preclinical testing are submitted to the FDA as part of an IND application along with other information, including information about the product candidate, chemistry, manufacturing and controls, any available human data or literature to support the use of the product candidate and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

An IND application must become effective before human clinical trials may begin. The IND application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions relating to one or more proposed clinical trials and places the clinical trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. The FDA may also impose clinical holds on a product candidate at any time before or during clinical trials due to safety concerns, non-compliance or other issues affecting the integrity of the trial. Accordingly, submission of an IND application may or may not result in the FDA allowing clinical trials to commence and, once begun, issues may arise that could cause the trial to be suspended or terminated.

Clinical trials involve the administration of the investigational drug product to human subjects under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of clinical research participants and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on United States patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. Furthermore, an independent IRB or ethics committee for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits.

Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objects. The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements. Further, an IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions. Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may recommend a clinical trial to be halted if it determines that there is an unacceptable safety risk for subjects or other grounds, such as futility.

Clinical trials to support an NDA for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In Phase 1 clinical trials, the investigational product is typically introduced into a limited population of healthy human subjects or patients with the target disease or condition. These trials are designed to test the safety, dosage tolerance, pharmacokinetics and pharmacological actions of the investigational product, to identify side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. Phase 2 clinical trials usually involve administering the investigational product to a limited patient population with the specified disease or condition to evaluate the preliminarily efficacy, dosage tolerance, and optimum dosage, and to identify possible adverse effects and safety risks. Phase 3 clinical trials are typically undertaken in a larger number of patients, typically at geographically dispersed clinical trial sites, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population. These clinical trials are intended to permit the FDA to evaluate the overall benefit-risk relationship of the investigational product and to provide adequate information for the labeling of the product candidate.

In reviewing an NDA, the FDA will consider all information submitted in the NDA, including the results of all clinical trials conducted. In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the NDA. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and further document clinical benefit in the case of drugs approved under accelerated approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in the withdrawal of approval for products.

Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical study investigators. Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the product candidate, findings from animal or in vitro testing that suggest a significant risk for human subjects, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

*NDA Submission and Review*

Assuming successful completion of the required clinical testing in accordance with all applicable regulatory requirements, an NDA application which includes, among other information, the results of product development, preclinical studies and clinical trials are submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include, among other things, the results of all trials and preclinical testing, and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, controls and proposed labeling. The cost of preparing and submitting an NDA is substantial.

The FDA has 60 days from its receipt of an NDA to either issue a Refuse to File Letter or accept the NDA for filing, indicating that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Under the Prescription Drug User Fee Act, the FDA has a goal of responding to standard review NDAs within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing, but this timeframe can be extended such as by the submission of major amendments by applicants during the review period. The FDA reviews an NDA to determine, among other things, whether the product is safe and effective and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product's continued safety, purity and potency.

The FDA may refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee-typically a panel that includes clinicians and other experts-for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. Additionally, the FDA will inspect the facility or the facilities at which the proposed product is manufactured. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates the NDA and conducts inspections of the manufacturing facilities where the investigational product and/or its drug substance will be produced, it issues either an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the drug with approved prescribing information for specific indications. A Complete Response letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response letter generally outlines the deficiencies in the submission, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may require substantial additional clinical data and/or other significant, expensive, and time-consuming requirements related to clinical trials, preclinical studies and/or manufacturing. If a Complete Response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, withdraw the application or request a hearing. The FDA has committed to reviewing resubmissions of the NDA addressing such deficiencies in two or six months depending on the type of information included. Even if such data are submitted, however, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for a particular indication(s) and may include limitations on the indicated use(s) for which such product may be marketed. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy ("REMS") to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use ("ETASU"). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for REMS can materially affect the potential market and profitability of the product. Moreover, product approval may also be conditioned on substantial post-approval testing, such as Phase 4 post-market studies, and surveillance to monitor the product's safety or efficacy, and FDA may limit further marketing of the product based on the results of these post-approval studies. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs. As with new NDAs, the review process is often significantly extended by the FDA requests for additional information or clarification.

*505(b)(2) NDA Approval Process*

Section 505(b)(2) of the FDCA provides an alternate regulatory pathway for the FDA to approve a new product and permits reliance for such approval on published literature or an FDA finding of safety and effectiveness for a previously approved drug product. Specifically, section 505(b)(2) permits the filing of an NDA where one or more of the investigations relied upon by the applicant for approval were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Typically, 505(b)(2) applicants must perform additional trials to support the change from the previously approved drug and to further demonstrate the new product's safety and effectiveness. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the section 505(b)(2) applicant.

*Regulation of Combination Products in the United States*

Certain products may be comprised of components, such as drug components and device components, that would normally be regulated under different types of regulatory authorities, and frequently by different centers at the FDA. These products are known as combination products. Specifically, under regulations issued by the FDA, a combination product may be:

- a product comprised of two or more regulated components that are physically, chemically, or otherwise combined or mixed and produced as a single entity;

- two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products;

- a drug, or device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, or device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or

- any investigational drug, or device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

Under the FDCA and its implementing regulations, the FDA is charged with assigning a center with primary jurisdiction (the "lead center") for review of a combination product. The designation of a lead center generally eliminates the need to receive approvals from more than one FDA component for combination products, although it does not preclude consultations by the lead center with other components of FDA. The determination of which center will be the lead center is based on the "primary mode of action" of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.

A combination product with a drug primary mode of action generally would be reviewed and approved pursuant to the drug approval processes under the FDCA. In reviewing the NDA application for such a product, however, FDA reviewers in the drug center could consult with their counterparts in the device center to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products are subject to cGMP requirements applicable to both drugs and devices, including the Quality System regulations applicable to medical devices.

*Post-Approval Requirements*

Once an NDA is approved, a product will be subject to pervasive and continuing regulation by the FDA including, among other things, requirements relating to cGMPs, quality controls, record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product's labeling and that differ from those tested by Aerovate and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the practice of medicine by physicians or their choice of treatments. The FDA does, however, regulate manufacturer's communications on the subject of off-label use of their products.

In addition, quality control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA, and certain state agencies for compliance with cGMPs, which impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon Aerovate and any third-party manufacturers that Aerovate may decide to use. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms, and, in certain circumstances, qualified suppliers to these firms. Drug manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. The discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such facilities or the ability to distribute products manufactured, processed or tested by them. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs.

The FDA may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards or is not maintained, if problems occur following initial marketing, or if previously unrecognized problems are subsequently discovered. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical trials;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

- product seizure or detention, or refusal of the FDA to permit the import or export of products;

- consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

- mandated modification of promotional materials and labeling and the issuance of corrective information;

- the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

- injunctions or the imposition of civil or criminal penalties.

*U.S. Patent Term Restoration*

Depending upon the timing, duration and specifics of the potential FDA approval of AV-101 and any future product candidates, some of Aerovate's U.S. patents may be eligible for limited patent term extension. The Hatch-Waxman Amendments permit a patent restoration term, often referred to as patent term extension, of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves or denies the application for any patent term extension or restoration.

*U.S. Marketing Exclusivity*

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain marketing applications, including 505(b)(2) applications. The FDA provides three years of marketing exclusivity for an NDA (including a 505(b)(2) application), or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. Three-year exclusivity is typically awarded to innovative changes to a previously-approved drug product, such as new indications, dosage forms or strengths. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving applications for drugs that do not have the innovative change, such as generic copies of the original, unmodified drug product. Three-year exclusivity blocks approval of 505(b)(2) applications and Abbreviated New Drug Applications but will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods, including exclusivity attaching to certain patent certifications. This six-month exclusivity, which runs from the end of other exclusivity protection and patent terms, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

*Orphan Drug Designation*

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition-generally a disease or condition with either a patient population that affects fewer than 200,000 individuals in the United States or a patient population greater than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making available the drug will be recovered from sales of the drug in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the product and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same product for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of the patients with the disease or condition for which the product was designated. Orphan drug exclusivity does not prevent the FDA from approving a different product for the same disease or condition, or the same product for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan drug designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

*Fast Track Designation, Breakthrough Therapy Designation and Accelerated Approval*

The FDA is required to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition which demonstrate the potential to address unmet medical needs for the condition. These programs include fast track designation, priority review and accelerated approval.

A product candidate is eligible for fast track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. Under the fast track program, the sponsor of a drug candidate may request that the FDA designate the candidate for a specific indication as a fast track product concurrent with, or after, the filing of the IND for the candidate. The FDA must determine if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor's request. Fast track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review of sections of a the applicant's NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Under the FDA's breakthrough therapy program, a sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation comes with all of the benefits of fast track designation. The FDA may take other actions appropriate to expedite the development and review of the product candidate, including intensive guidance on an efficient product development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for marketing, including under the fast track or breakthrough designation program, may also be eligible for other types of FDA programs intended to expedite development and review, such as accelerated approval. Products are eligible for accelerated approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the conduct of Phase 4, or post-approval, clinical trials to confirm the effect on the clinical endpoint which must be conducted with due diligence and, under the Food and Drug Omnibus Reform Act of 2022 ("FDORA"), the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date accelerated approval is granted. Additionally, under FDORA, the FDA has increased authority for expedited procedures to withdraw a product or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA unless otherwise informed by the FDA.

### Priority Review

A product is eligible for priority review if it has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current Prescription Drug User Fee Act ("PDUFA") guidelines. Under the current PDUFA agreement, these six and ten month review periods are measured from the "filing" date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

### Pediatric Information

Under the Pediatric Research Equity Act ("PREA"), NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

### Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs and combination products, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both the National Institutes of Health and the FDA have signaled the government's willingness to begin enforcing those requirements against non-compliant clinical trial sponsors.

### European Union-Process

In the European Union ("EU"), Aerovate's product candidate(s) may also be subject to extensive regulatory requirements governing, among other things, clinical trials and any commercial sales and distribution of Aerovate's product candidate(s).

Whether or not Aerovate obtains FDA approval for a product candidate, Aerovate must obtain the requisite approvals from regulatory authorities located in the member states of the EU ("EU Member States") prior to the commencement of clinical trials as well as EU or national regulatory approvals prior to marketing the product candidate(s).

*Non-Clinical Studies and Clinical Trials*

Similar to the United States, the various phases of non-clinical studies and clinical trials in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical substances. Non-clinical studies must be conducted in compliance with the principles of GLP, as set forth in EU Directive 2004/10/EC. In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with the EU Clinical Trials Regulation (EU) No 536/2014 ("CTR") (which was adopted in April 2014, and repealed the EU Clinical Trials Directive 2001/20/EC on January 31, 2022), and the International Conference on Harmonization guidelines on GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative (unless all EU Member States in which the trial is being conducted have chosen not to apply such rule, in which case it may be that only a contact person in the EU is required), who shall be responsible for ensuring compliance with the sponsor's obligations under the CTR and be the addressee for all communications provided for under the CTR. The sponsor must take out a clinical trial insurance policy, and in most EU Member States, the sponsor is liable to provide 'no fault' compensation to any study subject injured in the clinical trial.

The CTR is directly applicable in all EU Member States (meaning that no national implementing legislation in each EU Member State is required). Under the CTR, there is a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only limited involvement (instead of submitting applications separately to each national competent authority and ethics committee in the EU Member States in which the trial will be conducted, as was the case under the previous EU Clinical Trials Directive). The CTR also makes it more efficient for EU Member States to evaluate and authorize applications together, via the Clinical Trials Information System. Medicines used in clinical trials must be manufactured in accordance with GMP. Other national and EU-wide regulatory requirements may also apply.

*Disclosure of Clinical Trial Information*

The CTR significantly enlarges the publication and transparency obligations for clinical trial sponsors from the previous position under the Clinical Trials Directive. Additionally, the CTR requires that EU Member States adopt specific measures, including penalties, to adequately sanction infringements of the relevant transparency obligations.

*Marketing Authorisations*

In the EU, medicinal products can only be placed on the market after obtaining a marketing authorisation ("MA"). To obtain regulatory approval of a product in the EU, Aerovate must submit a Marketing Authorization Application ("MAA"). The process for doing this depends, among other things, on the nature of the medicinal product.

*Centralized Procedure*

Under the centralized procedure, the European Commission issues a single MA, based on the opinion of the European Medicines Agency's ("EMA"), Committee for Medicinal Products for Human Use

("CHMP"), which is valid across the entire territory of the EU, as well as Iceland, Liechtenstein and Norway (i.e., the European Economic Area ("EEA")). The centralized procedure is compulsory for human medicines that are: (i) derived from biotechnology processes; (ii) advanced-therapy medicinal products (i.e. gene therapy, somatic cell-therapy or tissue-engineered medicines); (iii) contain a new active substance indicated for the treatment of certain diseases, such as HIV, AIDS, cancer, diabetes, neurodegenerative diseases, viral diseases or autoimmune diseases and other immune dysfunctions; and (iv) officially designated orphan medicines. For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized MA to the EMA if the product contains a new active substance not yet authorized in the EU, or the medicine concerned is a significant therapeutic, scientific or technical innovation, or that the granting of a centralized authorization would be in the interest of public health at the EU-level.

Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who makes the final decision to grant an MA, which is issued within 67 days of receipt of the EMA's recommendations. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the point of view of therapeutic innovation. Accelerated assessment of an MAA will be performed by the CHMP in no more than 150 days (excluding clock stops) but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment. Innovative products that target an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicine will bring a major therapeutic advantage) may be eligible for a number of expedited development and review programs, such as the PRIME scheme, which provides incentives similar to the breakthrough therapy designation in the United States. PRIME is a voluntary scheme aimed at enhancing the EMA's support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is not guaranteed. The benefits of a PRIME designation include the appointment of a CHMP rapporteur before submission of an MAA, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review earlier in the application process.

*National Authorisation Procedures*

There are also two other possible routes to authorize medicinal products in several EU Member States. National MAs are issued by the national competent authorities of the EU Member States and only cover their respective territory. They are available for products that fall outside the scope of the centralized procedure:

- Decentralized procedure. If the product has not received a national MA in any EU Member State at the time of application, an applicant may apply for simultaneous MAs in more than one EU Member State. Under the decentralized procedure an identical dossier is submitted to the national competent authority of each of the Member States in which an MA is sought, one of which is selected by the applicant as the Reference Member State.

- Mutual recognition procedure. Under the mutual recognition procedure, a medicine that has already been authorized in one EU Member State in accordance with the national procedures of that EU Member State, can be recognized in another EU Member State.

MAs have an initial duration of five years. After these five years, the authorization may be renewed for an unlimited period on the basis of a reevaluation of the risk-benefit balance.

Similar to the United States, there is a process for authorization of generic/biosimilar versions of innovator medicinal products authorized in the EU. Abridged applications for the authorization of generic/

biosimilar versions of medicinal products authorized via the EU centralized procedure can be submitted to the EMA through the centralized procedure referencing the innovator's data.

*Data and Market Exclusivity*

In the EU, innovative medicinal products approved on the basis of a complete and independent data package qualify for eight years of data exclusivity upon the grant of an MA and an additional two years of market exclusivity. Data exclusivity prevents generic and biosimilar applicants from referencing the innovator's preclinical and clinical trial data contained in the dossier of the reference product when applying for an MA for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted and authorized, and the innovator's data may be referenced, but no generic or biosimilar medicinal product can be marketed until the expiration of the market exclusivity period. The overall 10 year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained an MA based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

*Orphan Medicinal Products*

The criteria for designating an "orphan medicinal product" in the EU are similar in principle to those in the United States. A medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (b) it is unlikely that the marketing of the product, without the benefits derived from orphan status, would generate sufficient return in the EU to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU or, if such a method exists, the product in question would be of significant benefit compared to products available for that condition.

In the EU, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers, regulatory assistance and the possibility to apply for a centralized MA. The application for orphan designation must be submitted before the application for an MA. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The grant of an MA for an orphan medicinal product leads to ten years of market exclusivity. During the ten-year market exclusivity period, the EMA cannot accept an MAA, or grant an MA, or accept an application to extend an MA, for the same therapeutic indication, in respect of a "similar medicinal product". A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity in the EU for pediatric studies conducted in compliance with an agreed pediatric investigation plan ("PIP"). No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. At any time, an MA may be granted to a similar medicinal product for the same therapeutic indication if: (i) a second applicant can establish that its product, although similar to the authorized product, is safer, more effective or otherwise clinically superior; (ii) the MA holder for the authorized orphan product consents to a second orphan medicinal product application; or (iii) the MA holder for the authorized orphan product cannot supply enough orphan medicinal product.

*Pediatric Development*

In the EU, MAAs for new medicinal products have to include the results of trials conducted in the pediatric population, in compliance with a PIP agreed with the EMA's Pediatric Committee ("PDCO"). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product for which an MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six-months supplementary protection certificate ("SPC") extension (provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to two years before the SPC expires) or, in the case of orphan medicinal products, a two-year extension of the orphan market exclusivity is granted. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Failure to comply with EU and EU Member State laws that apply to the conduct of clinical trials, manufacturing approval, marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant an MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

*Reform of the Regulatory Framework in the European Union*

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval. In October 2023, the European Parliament published draft reports proposing amendments to the legislative proposals, which will be debated by the European Parliament. Once the European Commission's legislative proposals are approved (with or without amendment), they will be adopted into EU law.

*Regulation of Combination Products*

The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. EU guidance has been published to help manufacturers select the right regulatory framework. In the case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (i.e. where the medicinal product and the device do not form a single product which is intended exclusively for use in the given combination and which is not reusable), the medicinal product is regulated in accordance with the aforementioned rules while the device part is regulated as a medical device and will have to comply with all the requirements set forth by Regulation 2017/745 (the "Medical Devices Regulation") (which became applicable on May 26, 2021 and repealed the EU Council Directive 93/42/EEC (the "Medical Devices Directive")). The dry powder delivery device used with AV-101 is classed as a class IIa device under the Medical Devices Regulation and this will need to be certified under the Medical Devices Regulation in due course as described below. The current CE mark for the delivery device is in accordance with the Medical Devices Directive as a class I device. Under the transitional provisions of the Medical Devices Regulation, medical devices for which the conformity assessment procedure pursuant to the Medical Devices Directive did not require the involvement of a notified body, for which the declaration of conformity was drawn up prior to May 26, 2021 and for which the conformity assessment procedure pursuant to the Medical Device Regulation requires the involvement of a notified body, may be placed on the market or put into service until December 31, 2028, after which they must be re-certified under the Medical Devices Regulation.

The characteristics of non-integral devices used for the administration of medicinal products may impact the quality, safety and efficacy profile of the medicinal products. To the extent that administration devices are co-packaged with the medicinal product or, in exceptional cases, where the use of a specific type of administration device is specifically provided for in the product information of the medicinal product, additional information may need to be provided in the MAA for the medicinal product on the characteristics of the medical device(s) that may impact on the quality, safety and/or efficacy of the medicinal product. The requirements regarding quality aspects for integral drug-device combination products, including devices that are co-packaged with medicinal products, are outlined in an EMA guideline which came into effect on January 1, 2022.

For a medical device to obtain a CE mark under the Medical Devices Regulation, the device must meet the relevant general safety and performance requirements laid down in Annex I of the Medical Devices Regulation. The most fundamental requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. To demonstrate compliance with the general safety and performance requirements laid down in Annex I to the Medical Devices Regulation, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product, and post-market experience in respect of similar products already marketed. For class IIa medical devices, a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU countries to assess the conformity of devices before being placed on the market. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence.

The aforementioned EU rules are generally applicable in the EEA.

*Brexit and the Regulatory Framework in the United Kingdom*

The United Kingdom ("UK") formally left the EU (commonly referred to as "Brexit") on January 31, 2020, and the EU and the UK have concluded a trade and cooperation agreement ("TCA"), which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical or medical devices regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework currently continues to apply in Northern Ireland). The medicinal products regulatory regime in Great Britain therefore largely aligns with EU regulations, however it is possible that these regimes will diverge more significantly in future now that Great Britain's regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. The new Medical Devices Regulation is not applicable in Great Britain following Brexit and the current legislation is based on the previous Medical Devices Directive. However, notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, under a new framework which was put in place by the Medicines and Healthcare products Regulatory Agency ("MHRA"), the UK medicines and medical devices regulator, on January 1, 2024, the MHRA may take into account decisions on the approval of MAs from the EMA (and certain other regulators) when considering an application for a Great Britain or UK MA.

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the "Windsor Framework". This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide MA will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the EU will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

### Other International Markets-Drug Approval Process

In some international markets (*e.g.*, China or Japan), although data generated in United States or EU trials may be submitted in support of an MAA, additional clinical trials conducted in the host territory, or studying people of the ethnicity of the host territory, may be required prior to the filing or approval of MA within the country.

### Pricing and Reimbursement

In the United States and internationally, sales of products that Aerovate markets in the future, and its ability to generate revenues on such sales, are dependent, in significant part, on the availability and level of reimbursement from third-party payors such as state and federal governments, managed care providers and private insurance plans. Substantial uncertainty exists as to the reimbursement status of newly approved healthcare products by third-party payors.

In the United States no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any products will be made on a payor by payor basis. Private third-party payors tend to follow Medicare coverage policies and payment limitations in setting their own reimbursement rate to a substantial degree, but also have their own methods and approval process apart from Medicare determinations. As a result, coverage determination process is often a time-consuming and costly process that will require providing scientific and clinical support for the use of product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Factors payors consider in determining reimbursement are based on whether the product is:

- a covered benefit under its health plan;

- safe, effective and medically necessary;

- appropriate for the specific patient;

- cost-effective; and

- neither experimental nor investigational.

Increasingly, third party payors are implementing cost-cutting and reimbursement initiatives and likely will continue to do so in the future. These include establishing formularies that govern the drugs and biologics that will be offered and also the out-of-pocket obligations of member patients for such products. In addition, net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. It is possible that future legislation in the United States and other jurisdictions could be enacted which could potentially impact the reimbursement rates for products in development and that may be developed in the future and also could further impact the levels of discounts and rebates paid to federal and state government entities. Any legislation that impacts these areas could impact, in a significant way, the ability to generate revenues from sales of products that, if successfully developed, are brought to market.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. In the EU, governments influence the price of medicinal products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. EU Member States are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. EU Member States may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market, including volume-based arrangements, caps and reference pricing mechanisms. To obtain reimbursement or pricing approval, some of the EU Member States may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies that are considered the local standard of care. Other EU Member States allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. It is increasingly common in many EU Member States for MA holders to be required to demonstrate the pharmaco-economic superiority of their products as compared to products already subject to pricing and reimbursement in specific countries. In order for drugs to be evaluated positively under such criteria, pharmaceutical companies may need to re-examine, and consider altering, a number of traditional functions relating to the selection, study, and management of drugs, whether currently marketed, under development, or being evaluated as candidates for research and/or development.

### Sales and Marketing

Sales, promotion and other activities following product approval are subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the U.S. Department of Justice, and similar foreign, state, and local government authorities.

As described above, the FDA regulates all advertising and promotion activities for products under its jurisdiction both prior to and after approval. A company can make only those claims relating to safety and efficacy that are approved by the FDA in labeling. Physicians may prescribe legally available drugs for uses that are not described in the drug's labeling and that differ from those tested uses and uses approved by the FDA. Such off-label uses are common across medical specialties, and often reflect a physician's belief that the off-label use is the best treatment for the patients. The FDA does not regulate the behavior of physicians in their choice of treatments, but FDA regulations do impose stringent restrictions on manufacturers' communications regarding off-label uses. Failure to comply with applicable FDA requirements may subject a company to adverse publicity, enforcement action by the FDA, corrective advertising, consent decrees and the full range of civil and criminal penalties available to the FDA.

### Healthcare Laws and Regulations

Pharmaceutical companies are also subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which products are researched, sold, marketed and distributed, when marketing authorization is obtained. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If operations are found to be in violation of any of such laws or any other governmental regulations that apply, there may be penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment. Such laws include, but are not limited to:

- the United States federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under any United States federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties;

- the United States federal civil monetary penalty and civil and criminal false claims laws, including the civil federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the United States federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the United States federal government. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. Pharmaceutical manufacturers can cause false claims to be presented to the United States federal government by engaging in impermissible marketing practices, such as the off-label promotion of a product for an indication for which it has not received FDA approval. In addition, the government may assert that a claim including items and services resulting from a violation of the United States federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. The federal False Claims Act also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;

- the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which created new federal criminal statutes that prohibit a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH"), and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates, independent contractors or agents of covered entities, that perform services for them that involve the creation, maintenance, receipt, use, or disclosure of, individually identifiable health information relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

- the United States Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed health care professionals, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

- federal government price reporting laws, which require Aerovate to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

- analogous United States state laws, including: state anti-kickback and false claims laws, which may apply to Aerovate's business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the United States federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives;

- the United States Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, United States companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof; and

- similar healthcare laws in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Similar rigid restrictions are imposed on the promotion and marketing of medicinal products in the EU and other countries. Laws (including those governing promotion, marketing and anti-kickback provisions), industry regulations and professional codes of conduct often are strictly enforced. Even in those countries where Aerovate is not directly responsible for the promotion and marketing of Aerovate's products, inappropriate activity by Aerovate's international distribution partners can have adverse implications for Aerovate.

### *Healthcare Reform and Legislation*

Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies such as gene therapy and therapies addressing rare diseases. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact the ability to sell products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation

Act of 2010 (collectively, the "ACA"), was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government's comparative effectiveness research.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. The Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers up to 2% per fiscal year. Subsequent legislation extended the 2% payment reduction which remains in effect through 2031. In addition, the American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Aerovate may obtain for any of its product candidates for which Aerovate may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. Additionally, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.

The Inflation Reduction Act of 2022 (the "IRA") includes several provisions that may impact the healthcare industry to varying degrees, including provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple orphan designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA's Medicare drug price negotiation program. The effects of the IRA on the healthcare industry is not yet known.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent United States Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA's accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that it will continue to seek new legislative measures to control drug costs.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

At the state level, individual states are increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for products or put pressure on product pricing.

### Data Privacy and Security Laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality, and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including HIPAA and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act) govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain state and non-U.S. laws, such as the CCPA, and GDPR, govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to make compliance efforts more challenging, and can result in investigations, proceedings, or actions that lead to significant penalties and restrictions on data processing.

### Other Laws and Regulatory Processes

Aerovate is subject to a variety of financial disclosure and securities trading regulations as a public company in the United States, including laws relating to the oversight activities of the SEC and the regulations of The Nasdaq Global Market. In addition, the Financial Accounting Standards Board, the SEC and other bodies that have jurisdiction over the form and content of Aerovate's accounts, Aerovate's financial statements and other public disclosure are constantly discussing and interpreting proposals and existing pronouncements designed to ensure that companies best display relevant and transparent information relating to their respective businesses.

Aerovate's international operations are subject to compliance with the Foreign Corrupt Practices Act (the "FCPA"), which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Aerovate also may be implicated under the FCPA for activities by its partners, collaborators, contract research organizations, vendors or other agents.

Aerovate's present and future business has been and will continue to be subject to various other laws and regulations. The extent of government regulation, which might result from future legislation or administrative action, cannot accurately be predicted.

**JADE'S BUSINESS**

**Overview**

Jade is a biopharmaceutical company developing potentially differentiated biologic therapies for patients living with autoimmune diseases with the goal of improving upon the existing treatment paradigm through the delivery of improved dosing and convenience, a comparable safety profile, and potentially increased clinical activity. Jade's approach is to discover and efficiently develop biologics that address emerging targets supported by third-party clinical data and that overcome shortcomings of existing product candidates in development, such as potency, bioavailability, formulation, and pharmacokinetic properties. JADE-001, Jade's initial product candidate, is a monoclonal antibody targeting a cytokine called "A PRoliferation Inducing Ligand" ("APRIL") that modulates plasma cell survival and immunoglobulin production, which Jade plans to initially develop for the treatment of IgA nephropathy ("IgAN"). IgAN is an autoimmune disease typically diagnosed in young adults with an estimated incidence of at least 2.5 cases in every 100,000 adults in studies spanning multiple countries, an estimate that likely underestimates the true prevalence since confirmatory diagnosis requires a kidney biopsy. While there are three small molecule drugs that have been approved for the treatment of IgAN, Tarpeyo, Filspari and Fabhalta, there are not yet any disease-modifying therapies currently approved for the treatment of IgAN that directly target the excess production of a pathogenic form of IgA and stabilize kidney function. Emerging third-party clinical data has highlighted the critical importance of APRIL. JADE-001 has been engineered to address two key limitations of anti-APRIL monoclonal antibody candidates in clinical development: potency and pharmacokinetic half-life. Increased APRIL binding affinity, improved potency in *in vitro* functional assays and an extended pharmacokinetic half-life in non-human primates ("NHPs") have been observed in head-to-head preclinical studies of JADE-001 lead clones conducted by Paragon Therapeutics, Inc. ("Paragon"), compared to product candidates currently in clinical development that were manufactured based on public data. Jade does not yet have clinical data regarding patients with IgAN that have been treated with JADE-001 and there can be no assurance that its clinical trials will have similar or comparable results. Jade believes that JADE-001 has the potential to capture a sizable portion of what it estimates to be the $10 billion IgAN market, calculated based on the U.S. prevalence multiplied by the proportion of patients with proteinuria > 0.5g/day. Jade intends to initiate a Phase 1 clinical trial of JADE-001 in healthy volunteers in New Zealand, pending regulatory authority approval, in the second half of 2025 with the aim of generating mechanistic biomarker data by the first half of 2026. Pending positive data from this trial, Jade expects to file an Investigational New Drug Application ("IND") or foreign equivalent prior to the initiation of additional clinical trials. In addition to JADE-001, Jade is conducting pre-clinical research with respect to two other programs in serious, systemic autoimmune indications with high unmet need, JADE-002 and JADE-003. Jade is focused on opportunities with the potential for a product profile to be best-in-class and best-in-indication, the ability to efficiently demonstrate clinical proof-of-concept in indications with high unmet need, and which fits its team's discovery and development expertise.

Jade's initial approach is to identify opportunities for which it believes there is strong clinical validation for a therapeutic mechanism to provide transformative benefit to patients, but where the existing solutions have shortcomings that may limit their impact. Jade's focus is on biologics, where it believes its team's extensive experience in optimizing the properties of monoclonal antibodies, such as potency, bioavailability, formulation, and half-life, has the potential for the greatest differentiation across dosing, convenience, and therapeutic benefit. Biologics are a well-established class of drugs representing over 30% of the total new drug approvals by the FDA in 2023, and 28% over the past five years. In 2023, biologics represented seven of the top 10 selling therapies globally, including the top two. The ability of biologics to deliver therapeutic benefits that have eluded small molecule drugs and their associated clinical and commercial success has sparked robust interest in discovery of potential new drugs in this class. It has been estimated that there are over 1,500 biologics in clinical trials. As with many drugs, first-in-class biologic product candidates provide valuable clinical proof-of-concept, but they do not necessarily represent the best-in-class solutions. There are often opportunities for follow-on drugs to deliver higher efficacy, improved safety, and/or more convenient dosing regimens.

Jade believes that its approach offers several advantages:

- Moderates development risks associated with novel mechanisms or modalities, as Jade's product candidates target well-established mechanisms of action (i.e., existing anti-APRIL monoclonal antibodies in development for IgAN).

- Facilitates efficient development of Jade's product candidates by leveraging development and regulatory paths previously navigated by others.

- Focuses Jade's product development efforts to address unmet medical needs through improvement and differentiation as compared to precedent product candidates and existing standards of care.

- Leverages decades of broadly applicable industry experience in the field of biologics and a rich knowledge base of methods such as affinity maturation and YTE half-life extension technology to optimize the properties of Jade's product candidates, such as affinity and pharmacokinetics.

Jade also benefits from the availability of researchers, drug developers, and manufacturers with experience in monoclonal antibodies that it can access to support its efforts, subject to any restrictions related to intellectual property, resulting in lower technical challenges than other treatment modalities. Specifically, under the Paragon Option Agreement and the Research Programs with Paragon conducted thereunder, Paragon performs research services for Jade to discover and evaluate potential monoclonal antibody drug candidates. Paragon's performance of these services and the opportunity to collaborate with Paragon researchers in the course of performance under the Research Plans is valuable to Jade given Paragon's expertise in monoclonal antibodies. Any services performed for Jade, and any advice or input provided to Jade by Paragon, is subject to all confidentiality and intellectual property restrictions that apply to Paragon with respect to third parties other than Jade. With respect to monoclonal antibody development and manufacturing expertise, the biotechnology industry is now in its third decade of development of antibody therapeutics, and many members of the Jade team and third-party contractors Jade engages have significant experience in the development and manufacturing of monoclonal antibodies. In each case, these individuals or entities make any contributions to Jade subject to any confidentiality and invention-assignment obligations such individuals or entities have to third parties.

IgAN is an autoimmune disease in which pathological immune complexes containing a class of immunoglobulins known as IgA deposit in the kidney. Together, the immune complexes and associated inflammation lead to kidney damage. IgAN is a progressive disease. Within 20 years of diagnosis, 20 – 50% of IgAN patients go on to suffer from end stage kidney disease ("ESKD"), requiring dialysis or kidney transplant for survival. IgAN is typically diagnosed in young adults and is the most common primary glomerular disease in the world. The U.S. Food and Drug Administration ("FDA") estimates a U.S. prevalence for IgAN of 169,000, with approximately 60 – 75% of patients with persistent proteinuria requiring treatment per international guidelines.

While there are three small molecule drugs that have been approved for the treatment of IgAN, there are no currently approved therapies that stop the decline of kidney function in IgAN. Currently, the disease is typically treated either with small molecule therapies directed at reducing pressure in the kidney or with general immune-modulating therapies such as glucocorticoids, neither of which possess disease modifying properties. However, emerging data from third-party clinical trials of two classes of biologics has provided evidence of the potential for disease modification through reducing the ability of specialized B cells, called plasma cells, to produce IgA. These biologics bind to APRIL and block it from activating its receptors through two distinct mechanisms of action: APRIL-targeting monoclonal antibodies and ligand-binding fusion proteins. Product candidates, such as sibeprenlimab, originally discovered by Visterra Inc. ("Visterra") and now in development by Otsuka Pharmaceutical Co., Ltd. ("Otsuka"), are monoclonal antibodies directed against APRIL. Other product candidates are fusion proteins that contain the ligand binding domain of a receptor called transmembrane activator and calcium modulator and cyclophilin ligand interactor ("TACI") that binds both APRIL and another B-cell activation and proliferation factor called BAFF, also known as Blys. An example of this class of product candidate is povetacicept, originally discovered by Alpine Immune Sciences, a company recently acquired by Vertex Pharmaceuticals Incorporated ("Vertex").

Although both classes of product candidates lead to inhibition of IgA production and significant clinical benefit in IgAN patients, there is considerable scientific and clinical evidence that the beneficial effect in IgAN of blocking APRIL signaling on plasma cells is independent of their ability to block BAFF. Notably, the ability of the TACI fusion proteins to also block BAFF has not been shown to improve efficacy in IgAN and may result in general immunosuppression through reduced B-cell production. In clinical results from belimumab, a BAFF-specific antibody approved in systemic lupus erythematosus and lupus nephritis marketed by GSK as Benlysta®, it has been observed that such reductions in B cells persist for years while on treatment. Jade believes that this additional immunosuppressive activity of TACI fusion proteins represents a potential liability for treatment of IgAN, a disease that presents in young adults who may require decades of therapy.

JADE-001 is an APRIL-directed monoclonal antibody that has been designed to address two key limitations of anti-APRIL monoclonal antibody candidates in clinical development: potency and pharmacokinetic half-life. JADE-001 has been engineered to improve the ability to deliver the therapeutic benefits of anti-APRIL therapy by leveraging YTE pharmacokinetic half-life extension technology, and to do so with an antibody that is a more potent inhibitor of APRIL signaling. While JADE-001 has not yet been evaluated in any clinical trials, Jade believes that JADE-001 has the potential to at least match the clinical activity of sibeprenlimab with a more convenient, less frequent dosing schedule, potentially administered at intervals of several months as compared to product candidates in development with dosing frequencies of two to four weeks, which would provide considerable benefit to IgAN patients who are often diagnosed as young adults and require chronic, often decades-long, treatment. In addition, Jade believes JADE-001 has the potential to provide improved clinical benefit by more completely suppressing APRIL, thereby maximizing clinical remission rates, as was observed with intravenous administration of the high dose of sibeprenlimab in a Phase 2 clinical trial. The Phase 2 clinical data suggests that the subcutaneous dose of sibeprenlimab being explored in an ongoing Phase 3 clinical trial may not achieve efficacy levels demonstrated in the highest intravenous dose. Consequently, although Jade has not yet begun clinical development of JADE-001 and it will be several years before Jade is able to commercialize JADE-001, assuming successful completion of clinical trials, Jade believes that JADE-001 has the potential to capture a sizable portion of what it estimates to be the $10 billion IgAN market, calculated based on the U.S. prevalence multiplied by the proportion of patients with proteinuria > 0.5g/day.

In clinical trials of other anti-APRIL candidates and TACI fusion proteins a strong correlation between the ability to suppress IgA levels in healthy volunteers and IgA in IgAN patients has been observed. Furthermore, the degree of IgA reduction achieved by anti-APRIL monoclonal antibodies and TACI fusion proteins in IgAN patients has been found to be correlated with reduction of proteinuria, a key kidney disease biomarker that is recognized by the FDA as a surrogate endpoint to support accelerated approval in IgAN. In multiple studies a strong association between proteinuria reduction and long-term kidney function preservation has been observed, which is necessary to support full approval of JADE-001 in IgAN. Jade intends to initiate a Phase 1 clinical trial of JADE-001 in healthy volunteers in New Zealand, pending regulatory authority approval, in the second half of 2025 to assess its safety, tolerability, and pharmacokinetics and its ability to reduce levels of IgA. Results of this trial, expected by the first half of 2026, will provide critical data on the safety and tolerability of JADE-001, the impact of YTE half-life extension technology on its pharmacokinetics, and its effect on the IgA biomarker. This data could support acceleration of the clinical development of JADE-001 through qualification for an accelerated approval pathway with the FDA, though there is no guarantee that receiving an accelerated approval status from the FDA will lead to a faster development or regulatory review or approval process, and such status does not increase the likelihood that JADE-001 will ultimately receive marketing approval. Pending positive data from this trial, Jade expects to file an IND or foreign equivalent prior to the initiation of additional clinical trials.

### Jade's History and Team

Jade was founded by leading healthcare investor Fairmount Funds Management LLC ("Fairmount") and launched to research and develop antibody candidates licensed from Paragon Therapeutics, Inc. ("Paragon"), an antibody discovery engine founded by Fairmount and led by industry veterans with extensive experience in drug discovery. Paragon is specifically focused on the discovery of biologics for patients with high unmet needs that can potentially overcome limitations of existing therapies. In July 2024, Jade entered into the Paragon Option Agreement with Paragon and Parade Biosciences Holding LLC ("Parade") pursuant to which Paragon agreed to perform certain research activities to discover, generate, identify, and characterize monospecific antibody candidates directed to certain mutually agreed therapeutic targets of interest to Jade. The Paragon Option Agreement initially included one selected target for JADE-001: APRIL. The Paragon Option Agreement was amended on September 27, 2024 to, among other things, include a target for each of JADE-002 and JADE-003. Under the Paragon Option Agreement, Jade has the exclusive option to, on a research program-by-research program basis, be granted an exclusive, worldwide license to all of Paragon's right, title, and interest in and to the intellectual property resulting from the applicable research program to develop, manufacture, and commercialize the antibodies and products directed to the selected target(s) (an "Option"). Jade exercised the Option to acquire the intellectual property rights with respect to JADE-001 on October 7, 2024, and entered into a license agreement for all antibodies discovered, generated, identified or characterized by Paragon in the course of performing the JADE-001 research program directed to APRIL, antibodies created by Jade derived from the licensed antibodies and directed to APRIL, and products that comprise the foregoing with Paragon on October 30, 2024. Jade's Options to acquire the intellectual property rights to certain other research programs under the Paragon Option Agreement, including JADE-002 and JADE-003, remain currently unexercised.

Fairmount has launched a series of companies based on assets licensed from Paragon, including: Apogee Therapeutics, a company developing potential best-in-class biologics addressing clinically validated targets in immunological and inflammatory disorders; Spyre Therapeutics, a company advancing a pipeline of product candidates that seek to maximize the efficacy, safety, and convenience of treatments for inflammatory bowel disease; and Oruka Therapeutics, a company developing biologics that aim to redefine the standard of care for patients with chronic skin diseases, including plaque psoriasis.

Jade is led by an experienced management team. Jade's Chief Executive Officer, Tom Frohlich, brings deep experience in company building, business strategy, and product development. Before joining Jade, he co-founded and served as Chief Operating Officer of Chinook Therapeutics, where he guided the company's growth to its acquisition by Novartis AG ("Novartis") in 2023. Jade's drug discovery and development efforts are led by Andrew King, BVMS, Ph.D., its Chief Scientific Officer & Head of Research and Development, who has extensive experience in autoimmune drug development, including IgAN, having previously served in a similar role at Chinook Therapeutics. Jade's remaining management team includes Hetal Kocinsky, M.D., Chief Medical Officer, Jonathan Quick, Senior Vice President, Finance and Elizabeth Balta, General Counsel & Corporate Secretary, who collectively bring over five decades of experience in the biotech industry to Jade's team.

Jade has secured financing commitments that, upon closing of the Jade pre-closing financing, are expected to result in total gross proceeds of approximately $300 million from a syndicate of healthcare investors led by Fairmount, Venrock Healthcare Capital Partners, and a large investment firm, with participation from Deep Track Capital, Braidwell LP, Driehaus Capital Management, Frazier Life Sciences, RA Capital Management, Great Point Partners, Soleus Capital, Avidity Partners, Blackstone Multi-Asset Investing, Logos Capital, Deerfield Management, OrbiMed, and Samsara BioCapital, among other leading investment management firms. The financing includes common stock and pre-funded warrants to purchase additional shares of common stock and reflects the conversion of previously issued $95 million convertible notes, and is expected to close immediately prior to the Closing.

## Jade's strategy

Jade's goal is to discover and develop differentiated biologic therapies for patients living with autoimmune diseases. Jade's strategy to accomplish this goal includes:

- Advance JADE-001 into clinical development in IgAN. Preclinical studies conducted by Paragon indicate that JADE-001 may have increased in vitro potency compared to other anti-APRIL product candidates in clinical development and improved pharmacokinetics in NHPs compared to sibeprenlimab. Jade intends to advance JADE-001 into a Phase 1 clinical trial in healthy volunteers in New Zealand, pending regulatory authority approval, in the second half of 2025 and anticipate mechanistic biomarker results confirming its anti-APRIL activity and pharmacokinetic properties by the first half of 2026. Pending positive data from this trial, Jade expects to file an IND or foreign equivalent prior to the initiation of additional clinical trials. Jade believes that successful demonstration of anti-APRIL activity with IgA reductions in healthy volunteers, along with an extended half-life, has the potential to translate into clinical activity in IgAN patients in subsequent clinical trials.

- Advance its JADE-002 and JADE-003 programs in preclinical development towards clinical studies. Pursuant to the Paragon Option Agreement, Jade has exclusive options to license each of the JADE-002 and JADE-003 targets and Paragon has commenced preclinical discovery services with respect to these programs, including generating and testing potential antibody drug candidates directed

to the JADE-002 and JADE-003 undisclosed targets, in collaboration with Jade pursuant to the terms of the respective Research Plans agreed to under the terms of the Paragon Option Agreement. Jade anticipates initiating Phase 1 clinical trials in healthy volunteers in the first half of 2026 and the first half of 2027 for JADE-002 and JADE-003, respectively, subject to relevant regulatory approvals. While Jade's initial and primary focus is to in-license product candidates from Paragon, it may also from time to time explore the acquisition or in-licensing of product candidates from other third parties or identify and develop its own product candidates.

**JADE-001, a product candidate for the treatment of IgAN**

Jade is developing JADE-001, an anti-APRIL product candidate, for the treatment of autoimmune diseases, focusing initially on IgAN. Emerging clinical data from product candidates such as sibeprenlimab, in development by Otsuka, and zigakibart, in development by Novartis, have provided clinical validation of the disease-modifying potential of anti-APRIL therapy in the treatment of IgAN. JADE-001 incorporates both increased potency and improved pharmacokinetic properties as compared to existing product candidates. Preclinical studies performed by Paragon have confirmed the improved pharmacokinetics of JADE-001 in non-human primates, and Jade intends to advance JADE-001 into a Phase 1 clinical trial in healthy volunteers in New Zealand, pending regulatory authority approval, in the second half of 2025. Pending positive data from this trial, Jade expects to file an IND or foreign equivalent prior to the initiation of additional clinical trials.

***IgAN disease background***

IgAN is the most common primary glomerular disease in the world. IgAN is a progressive disease that is most often diagnosed before age 40 and can result in kidney failure. IgAN has an estimated incidence of at least 2.5 cases in every 100,000 adults, in studies spanning multiple countries, an estimate that likely underestimates the true prevalence since confirmatory diagnosis requires a kidney biopsy. The FDA estimates a U.S. prevalence for IgAN of 169,000, and the European Medicines Agency ("EMA") estimates a European Union prevalence of 205,000, and Novartis estimates a Japan prevalence of 103,000 and China prevalence of 783,000, totaling a prevalence of over 1,000,000 globally. The prevalence of IgAN varies geographically with the highest prevalence in the Asia Pacific region.

Within 20 years of diagnosis, between 20 – 50% of patients with IgAN progress to ESKD a disease state requiring dialysis or kidney transplant for survival due to insufficient kidney function.


Adult
Survival from kidney failure / death
100%
75%
50%
25%
0%
Logrank
P<0.001
0
5
10
15
20
25
30
Time from disease onset to kidney failure / death event (years)

*Figure 1. IgAN is a progressive disease that results in kidney failure in the majority of patients.*

In addition to the morbidity and mortality associated with ESKD, treatment of patients with ESKD has a significant economic burden. The costs of dialysis for a patient in the United States are typically between $100,000 and $275,000 annually and the cost of a kidney transplant can be over $450,000.

### Underlying molecular cause

IgAN is an autoimmune kidney disease that is caused by the deposition of immune complexes containing IgA in the glomerular mesangium, the cellular structures supporting the tiny blood vessels of the glomeruli of the kidney that filter waste from the blood, leading to kidney injury. IgAN is commonly diagnosed following a respiratory tract infection, and the initiating pathogenic event is considered to be an aberrant mucosal immune response that leads to the excess production of an abnormal form of IgA that is deficient in sugar residues, called galactose-deficient IgA1 ("Gd-IgA1"). APRIL is thought to be a key driver of Gd-IgA1 overproduction in IgAN. Gd-IgA1 acts as an autoantigen and is recognized by circulating autoantibodies resulting in the formation of immune complexes which deposit in the glomerular mesangium of the kidney and trigger complement activation and an inflammatory response, leading to kidney injury. This injury results in leakage of protein across the filtration barrier of the kidney, leading to increased protein levels in the urine (proteinuria), an important measure of disease severity and predictor of risk of progression in IgAN. Over time, progressive injury can lead to a loss in the number of functional filtration units in the kidney, impairing the kidney's ability to effectively filter the blood to clear waste products from the body, which can result in dialysis and/or kidney transplant in a subset of patients. Serum levels of creatinine are an important marker of this loss of filtration function and are used to calculate the estimated glomerular filtration rate ("eGFR"), a parameter that is used to assess the loss of kidney function over time in IgAN and other kidney diseases.

### Current treatment options for IgAN

Current treatment guidelines recommend optimizing supportive therapy, including blood pressure control, a low-sodium diet, and smoking cessation. However, these measures are not disease-modifying in the vast majority of patients. Renin–angiotensin–aldosterone system ("RAAS") inhibitors are recommended for IgAN patients with a proteinuria level of more than 0.5 g/day. International treatment guidelines currently recommend that patients who remain at high risk of progression with proteinuria >0.75-1 g/day, despite >90 days of optimized supportive care including RAAS inhibitors, should be offered the opportunity to participate in a clinical trial. A six-month course of systemic steroids can be considered for high-risk patients, although the significant risk of treatment-emergent toxicity must be discussed with patients, and systemic steroids should be used with extreme caution or avoided in certain high-risk patient groups. Because most patients with IgAN are diagnosed before age 40 and IgAN is a disease that progresses over decades, the toxicity risks associated with long-term use of steroid therapies limit their overall impact.

Sodium-glucose cotransporter 2 inhibitors are approved for chronic kidney disease and can provide an additional option for conservative therapy to treat patients with IgAN. Importantly, they do not eliminate the risk of developing kidney failure or stabilize kidney function.

Proposed updates to current treatment guidelines have been published for public comment, including an emphasis on the importance of early diagnosis, recommending kidney biopsies for all adults with proteinuria levels of 0.5 g/d or higher when IgAN is suspected. The proposed updates to the guidelines also establish more rigorous proteinuria targets for IgAN patient management since patients exhibiting proteinuria of 0.5 g/d or higher are considered at risk for progressive kidney function decline. The proposed updates to the guidelines also direct the incorporation of treatments that have been proven to reduce pathogenic forms of IgA in the management of IgAN patients.

The FDA has recently approved three drugs to treat IgAN: Tarpeyo®, Filspari®, and Fabhalta®. Tarpeyo, marketed by Calliditas Therapeutics, is a delayed release formulation of budesonide, a corticosteroid. Filspari, or sparsentan, is a dual endothelin and angiotensin II receptor antagonist marketed by Travere Therapeutics. Neither Tarpeyo nor Filspari are disease modifying. As a result, each provides only relatively modest reductions in proteinuria relative to control and neither has been shown to stabilize kidney function as eGFR has been observed to continue to decline while on treatment. Tarpeyo is only approved for a 9-month treatment course, due to the risk of significant adverse effects associated with long-term steroid use.

In August 2024, iptacopan, marketed as Fabhalta by Novartis, received accelerated approval for the treatment of IgAN based on interim results in high risk IgAN patients for whom iptacopan treatment was associated with a 38% decrease in urine protein creatinine ratio ("UPCR") compared to placebo. Iptacopan is an inhibitor of the immune complement system and is approved to treat paroxysmal nocturnal hemoglobinuria, a rare disease of red blood cell destruction or hemolysis. Results from iptacopan provide support for the ability of anti-inflammatory drugs to reduce the kidney damage in IgAN, as anti-inflammatory drugs do not target overproduction of pathologic IgA, the primary cause of the disease. The long-term effect on kidney function stabilization has not yet been reported.



| | ACEi / ARB | Systemic glucocorticoids | SGLT2i | Filspari | Tarpeyo | Fabhalta | Ideal IgAN therapy |
|---|---|---|---|---|---|---|---|
| **MoA** | Renin-angiotensin system inhibition | General immunosuppression | SGLT2 inhibition | Dual endothelin / angiotensin inhibition | GI-released systemic glucocorticoid | Complement Factor B inhibitor | |
| **Status** | Used off-label | Used off-label | Approved for CKD | Approved | Approved | Accelerated approval | |
| **Therapeutic rationale** | Supportive therapy (reduce glomerular pressure) | Immunosuppression | Supportive therapy | Supportive therapy | Immunosuppression | Reduce complement-driven pathology | Disease-modifying (depletes Gd-IgA1, stabilizes GFR) |
| **Proteinuria reduction** | ~↓30-40% | ~↓30-50% at 6M; none at 3Y | ↓26% pbo-adj (UACR) | ↓35% control-adj at 36W | ↓32% pbo-adj at 36W | ↓38% pbo-adj at 36W | 60%+, ideally to < 0.3-0.5 g per day |
| **GFR stabilization** | ✗ | ✗ | ✗ | ✗ | ✗ | No long-term data | ✓ |
| **Safety** | BBW (fetal tox), hyperkalemia, angioedema, AKI | Severe infections, edema, hypertension, bone density loss, etc. | UTIs, genital fungal infections, volume depletion | BBW + REMS (liver & pregnancy); hypotension, edema, AKI, hyperkalemia | Immunosuppression, edema, hypertension, weight increase, URTI | BBW + REMS (serious bacterial infections); URTI, abdominal pain | No notable safety issues, minimal immunosuppression |
| **Annual dosing** | 365 x (or greater) | 180-270 x (6 to 9-month course) | 365 x | 365 x | 270 x (9-month course) | 730 x | 4-6 x (or fewer) |

Notes: Proteinuria reduction based on UPCR. Data from Praga & Nakamura trials (ACEi / ARB), STOP-IgAN & TESTING (glucocorticoids), DAPA-CKD (SGLT2i), PROTECT (Filspari), NefIgArd (Tarpeyo), APPLAUSE-IgAN (Fabhalta).
Sources: UpToDate; 2003 Praga (J Am Soc Nephrol); 2006 Li (Am J Kidney Dis); 2000 Nakamura (Am J Nephrol); 2022 Lv (JAMA); 2023 Campbell (Dove Press); Filspari Label; Tarpeyo Label; Fabhalta Label; KOL interviews. CKD – chronic kidney disease; UACR –urine albumin to creatinine ratio; BBW – black box warning; REMS – risk evaluation and mitigation strategy; AKI – acute kidney injury; URTI – upper respiratory tract infection

*Figure 2. Current treatments for IgAN.*

***Emerging therapeutic approaches***

Multiple emerging approaches attempt to address the underlying autoimmune nature of IgAN by targeting antibody-producing B cells. Therapies approved for other autoimmune indications that target B cells, such as rituximab, an anti-CD20 drug which depletes B cells, have been observed to have a minimal impact in IgAN. Specifically, B-cell depletion with rituximab failed to reduce Gd-IgA1, anti-Gd-IgA1 autoantibody or proteinuria and did not preserve eGFR. This lack of activity is believed to be due to the loss of CD20 expression as B cells mature into antibody-producing plasma cells, which are thought to be the pathogenic cell type in IgAN. Furthermore, blisibimod, a BAFF-targeted peptibody, a type of fusion protein, was tested in IgAN and also observed to have a minimal impact in reducing either IgA or proteinuria from baseline through the first year of treatment in IgAN, which is directly comparable to the treatment duration available for other programs. Promising clinical results have been obtained, however, with therapies targeting plasma cell function and survival. Most notable are inhibitors of APRIL.


Bone marrow
Mucosa
Mucosa & bone marrow
HSC
Pro B cell
Large pre-B cell
Small pre-B cell
Immature B cell
Mature Naïve B cell
Plasma cell
Memory B cell
CD20 expression
BAFF dependency
*Gradient indicates level of receptor expression
APRIL dependency

*Figure 3. Antibody-producing plasma cells are dependent on APRIL.*

***Potential of APRIL inhibitors to treat IgAN***

APRIL has been shown to regulate the development of plasma cells, which are specialized B cells that secrete large amounts of immunoglobulins. APRIL is produced by various immune cells, including macrophages, dendritic cells, and activated T cells. APRIL exerts its effects through binding to its two receptors: B-cell maturation antigen ("BCMA"), and TACI. These two receptors also bind to a related ligand called B cell activating factor from the tumor necrosis factor family, also known as "BAFF" or "BlyS." In addition to these two receptors, BAFF also binds to the BAFF receptor, a binding event that is essential for both survival and maturation of immature B cells. Although BAFF and APRIL are structurally related, they bind to their receptors with different affinities and have distinct biological roles in regulating B cell function.


Ligands
BAFF
(Membrane bound)
Furin-like protease
APRIL
(Soluble)
BAFF
(Soluble)
Zigakibart (BION-1301)
Sibeprenlimab (VIS649)
Povetacicept
Atacicept
Telitacicept
Receptors
BCMA
TACI
BAFF-R
Plasma cell survival
Immature B call survival and maturation
T-cell-independent antibody responses B cell regulation Class-switch (i.e., IgA) recombination

*Figure 4. BAFF and APRIL stimulate overlapping but non-identical B cell pathways.*

Multiple product candidates that block the activity of BAFF and APRIL are in clinical development for the treatment of IgAN. Atacicept, in development by Vera Therapeutics, Inc. ("Vera Therapeutics"), and telitacicept, a product from RemeGen approved in China for the treatment of systemic lupus erythematosus ("SLE"), are biologics called fusion proteins that fuse the cytokine binding domain of the TACI receptor to the fragment crystallizable portion of an antibody. These fusion proteins bind to both BAFF and APRIL to prevent B-cell activation via BAFF and block pathological antibody production via APRIL. In IgAN patients in a Phase 2 trial treated with telitacicept, circulating levels of IgA antibodies were observed to decrease by approximately 50% and had reductions in certain IgA immune complexes of over 60%. In a double-blind Phase 2b trial, once weekly subcutaneous doses of 150 mg or 75 mg of atacicept led to a combined reduction in the UPCR of 31% at week 24, which was a significantly greater reduction than the 8% observed with patients that received placebo. In patients on atacicept, stabilization of eGFR at week 36 was observed compared to a decline observed with placebo.

Povetacicept is a more potent TACI receptor fusion protein in development by Alpine Immune Sciences. In an ongoing open-label Phase 2 trial, subcutaneous doses of 80 mg administered every four weeks were observed to reduce UPCR from baseline by approximately 58.5% at 36 weeks in nine treated patients in which stable kidney function was also observed as assessed by eGFR. Alpine Immune Sciences was acquired by Vertex in May 2024 for $4.9 billion.

These clinical trial results are part of a large body of scientific and third-party clinical evidence that points to the inhibition of APRIL and not BAFF as the primary mechanism of action of TACI fusion proteins in the treatment of IgAN, including:

- An association of a genetic variant of APRIL with increased risk of developing IgAN has been identified by genome-wide association studies;

- Elevated levels of APRIL are found in IgAN patients;

- Elevated levels of APRIL are correlated with disease severity;

- APRIL promotes secretion of pathologic IgA from IgAN patient lymphocytes in ex vivo experiments;

- IgA class switching can be driven by APRIL in vivo;

- Knockout of the gene for APRIL decreases IgA levels in mice;

- Overexpression of APRIL is sufficient to cause glomerular IgA deposition in mice;

- Selective inhibitors of APRIL demonstrate activity in preclinical IgAN murine models and in IgAN patients; and

- Selective inhibition of BAFF demonstrated minimal clinical activity in IgAN.

### Anti-APRIL products in development for the treatment of IgAN provide proof-of-concept data

Two selective anti-APRIL monoclonal antibodies have been investigated in Phase 2 trials in IgAN patients. Zigakibart, under development by Chinook Therapeutics, a Novartis company, was well-tolerated in IgAN patients in an open-label Phase 2 trial in which rapid and sustained reductions in APRIL levels were observed. Zigakibart treatment resulted in lower levels of pathologic IgA levels and reduced proteinuria that continued to decline through one year of treatment. Stabilization of eGFR was observed through 72 weeks of treatment. No treatment-related serious adverse events were observed. A Phase 3 trial is now enrolling patients.

Similarly, sibeprenlimab, under development by Visterra, an Otsuka company, led to significant reductions in pathogenic IgA and proteinuria in IgAN patients in a Phase 2 double-blind placebo controlled study. Initial UPCR reductions from baseline of over 60% in the 4 mg/kg and 8 mg/kg groups were observed following a 12-month treatment period with sibeprenlimab and were sustained for an additional four months following treatment discontinuation. No treatment-related serious adverse events were observed.



*Figure 5. Intravenous doses of sibeprenlimab led to significant and sustained reductions in UPCR in a Phase 2 trial in IgAN.*

At 12 months of treatment with 4 mg/kg or 8 mg/kg sibeprenlimab, eGFR was observed to stabilize, providing strong clinical validation of the potential for an anti-APRIL monoclonal antibody to stabilize kidney function as measured by eGFR. In an ongoing Phase 3 clinical trial, Otsuka reported in October 2024 that an interim analysis found that the trial primary endpoint had been met with a statistically and clinically significant reduction in 24-hour UPCR compared to placebo after nine months of treatment.



*Figure 6. Sibeprenlimab led to eGFR stabilization at 4 and 8 mg/kg IV.*

Rapid and sustained reduction in serum levels of APRIL in healthy volunteers treated with sibeprenlimab were observed, but it had no effect on the serum levels of BAFF, highlighting the ability of an APRIL-selective antibody to distinguish between these two related cytokines. The ability to specifically target APRIL also differentiates anti-APRIL antibody approaches from TACI fusion proteins which block both APRIL and BAFF activity.

Evidence from belimumab, an anti-BAFF monoclonal antibody marketed as Benlysta® by GSK for the treatment of SLE, highlights the potential disadvantages of targeting BAFF for the treatment of IgAN.

Substantial decreases in B cells across their developmental lineage were observed in patients with SLE on long-term treatment with belimumab. Based on the multiple lines of evidence supporting the role of APRIL in IgAN and the lack of any additional reported clinical benefit of anti-BAFF activity, Jade believes that potential therapies, such as TACI fusion proteins, that also target BAFF, may have pharmacologic effects on B cells that not only lack additional benefits in IgAN patients, but may in fact lead to an increased risk of broader immunosuppressive effects than necessary to combat IgAN disease progression.



Source: 2022 Struemper (Lupus Sci Med)

*Figure 7. Belimumab treatment over seven-year period results in broad reductions in all B cell populations.*

Although cross-trial comparisons may not be reliable predictors of the relative clinical activity of product candidates that may be approved or that are in development, a cross-trial analysis of the effects of anti-APRIL antibodies, TACI fusion proteins, and an anti-BAFF fusion protein provides support for the finding that targeting BAFF is not effective or additive in the treatment of IgAN. Blisibimod, an anti-BAFF peptibody, a type of fusion protein, was observed to have minimal effects on UPCR and on IgA levels after one year of dosing in IgAN patients. By contrast, other product candidates that target APRIL have been observed to have substantial and comparable reductions in UPCR and suppression of IgA, regardless of whether they also targeted BAFF.


24h UPCR
Δ from Baseline (%)
IgA
Δ from Baseline (%)
Weeks
Blisibimod (anti-BAFF)
Sibeprenlimab (anti-APRIL, 8 mg/kg)
Sibeprenlimab (anti-APRIL, 4 mg/kg)
Zigakibart (anti-APRIL)
Atacicept (TACI-Fc, 150 mg)
Atacicept (TACI-Fc, 75 mg)
Povetacicept (Eng. TACI-Fc, 240 mg)
Povetacicept (Eng. TACI-Fc, 80 mg)
Notes: Cross-trial comparisons are inherently limited and presented for hypothesis-generating purposes only. Data digitized from graphs where publications did not provide specific values. Values only included if N > 5. Blisibimod W52 data is from W60.
Sources: Anthera 2017 10-K; 2023 Mathur (NEJM); 2023 Barratt (ERA Poster); 2024 Lafayette (KI Reports); 2024 Tumlin (WCN Presentation); 2024 Madan (ASN Presentation)

*Figure 8. Reductions in UPCR and IgA are driven by product candidates that target APRIL with no additional activity derived from targeting BAFF. No head-to-head trials of JADE-001 and product candidates presented above have been conducted.*

Clinical data from the most advanced anti-APRIL antibodies and TACI fusion proteins reveal that they have similar profiles with regard to pharmacodynamic biomarker responses, efficacy, tolerability, and dosing schedules. Jade believes that there is potential for a differentiated anti-APRIL product candidate without potentially unnecessary immunosuppression (via BAFF inhibition) to capture a sizable portion of the highly competitive emerging IgAN market.


Sibeprenlimab
Zigakibart
Atacicept
Povetacicept
MoA
anti-APRIL
anti-APRIL
TACI-Fc
Engineered TACI-Fc
Status
P3
P3
P3
P3
Δ from baseline in critical disease markers (W36 timepoint*)
IgA Gd-IgA1 UPCR
67% 60% 60%
N=79 (4/8 mg/kg pooled)
64% 69% 53%
N=35 (600 mg)
63% 64% 33%
N=32 (150 mg)
65% 69% 59%
N=9 (80 mg)
GFR stabilization
(12 months)
(18 months)
(24 months)
(12 months)
Hematuria resolution
No data
Safety
Well tolerated, no overall ↑ infections, slight ↑ in URTIs vs. pbo
Well tolerated (no pbo), no drug discontinuations
Well-tolerated, slight ↑ in infections (& URTIs) vs. pbo
Well-tolerated (no pbo) 240 mg ↑ infections
P3 Dosing
400 mg SC, Q4W
600 mg SC, Q2W
150 mg SC, QW
80 mg SC, Q4W
Notes: *Zigakibart IgA / Gd-IgA data at W40; UPCR data at W52 (only timepoint available); change from baseline is not pbo-controlled; N represents patients on dose(s) for which data is shown. Atacicept infections/URTIs placebo - (32%/0%), 25 mg (38%/0%), 75 mg (49%/9%), 150 mg (39%/6%). Povetacicept infection rates: Grade 1/2/≥3 – 80 mg 10%/5%/0%, 240 mg 18%/27%/3%. Sibe infections/URTIs placebo - (55%/0%), 2 mg/kg (39.5%/8%), 4 mg/kg (56%/12%), 8 mg /kg (53%/5%
Sources: 2023 Mathur (NEJM); 2024 Barratt (ERA Presentation); VERA January 2024 R&D Day; ALPN 2024 WCN Investor Update; 2024 Madan (ASN Presentation)

*Figure 9. The most advanced anti-APRIL antibodies and TACI fusion proteins have similar activity in clinical trials. Pbo = placebo; SC = subcutaneous; QW = once-weekly dosing; Q2W = once every other week dosing; Q4W = once-monthly dosing.*

**Jade's solution: JADE-001**

JADE-001 is a selective humanized anti-APRIL monoclonal antibody designed to build on the proof-of-concept validating data generated in clinical trials of sibeprenlimab and zigakibart in IgAN while addressing shortcomings which Jade believes will limit those antibodies' clinical and commercial impact. Jade believes that JADE-001 has the potential to deliver improved dosing and convenience, a comparable safety profile and potentially increased clinical activity through antibody modifications that improve potency and extend its half-life, as compared to the existing product candidates in development.



Blocks APRIL with greater potency than clinical benchmarks
Validated mechanism of action
Binds APRIL to neutralize activity
Greater binding affinity than sibeprenlimab (≥5x) and zigakibart (≥14x)
Multiple antibody discovery strategies pursued to achieve potential best-in-class mAb
Novel IP for composition of matter into 2040s
Half-life extension through validated YTE Fc modification
Longer exposure intended to reduce dosing frequency
Effector-null human IgG1 Fc


*Figure 10. Design of JADE-001*

*Increased potency*

Through a series of *in vitro* selection and protein engineering steps, JADE-001 was designed by targeting a series of antibodies with an affinity for APRIL that were at least five-fold higher in the same assay than other anti-APRIL product candidates manufactured based on published data.

The binding affinity to APRIL of potential JADE-001 candidates, referred to as lead clones, was measured using surface plasmon resonance. Serial dilutions of test antibodies were flowed over APRIL immobilized on sensor chips to assess binding kinetics and affinity. Binding at various concentrations was measured by an increase in resonance units and the dependence of the rate of binding with the concentration allowed the equilibrium dissociation constant ("$K_D$") to be determined. The smaller the $K_D$ value, the greater the binding affinity of the antibody for APRIL. JADE-001 lead clones had $K_D$ values of at least five-fold lower than that observed for sibeprenlimab, indicating higher binding affinity to APRIL for JADE-001 lead clones compared to sibeprenlimab.

The increased affinity of JADE-001 for APRIL was observed to increase potency in a series of *in vitro* competition binding and reporter cell assays. Multiple lead clones for JADE-001 have been observed to be more potent inhibitors of APRIL binding to BCMA and TACI receptors, as assessed in BCMA and TACI competition ELISA assays, than sibeprenlimab, zigakibart and povetacicept (manufactured based on published data). JADE-001 lead clones were also observed to be more potent in blocking APRIL signaling in BCMA and TACI cellular reporter assays than these comparators. Jade believes that this increased potency as a result of the greater binding affinity will facilitate the ability to maximally suppress APRIL signaling in IgAN patients as JADE-001 is advanced into a Phase 1 clinical trial.

*Improved pharmacokinetics in preclinical studies*

High molecular weight biologics, such as antibodies, are routinely dosed via intravenous or subcutaneous administration. Subcutaneous administration enables the potential for convenient self-administration at

home. Jade believes that the disease-modifying impact and tolerability profile observed with anti-APRIL product candidates under clinical development provides the opportunity for an anti-APRIL product, such as JADE-001, to gain a competitive advantage based on a less frequent and more convenient subcutaneous dosing regimen.

JADE-001 has been engineered to have an extended half-life in the body based on specific modifications that have been shown to be effective in other therapies. One of these modifications, YTE substitution, significantly extends the half-life of antibodies by increasing their ability to be recycled.

Jade mAbs employ proven half-life extension technology
• Jade mAbs designed to be recycled back into circulation more readily
• Drug exists at much higher levels for longer duration of effect
• Fewer injections decrease patient burden and can improve compliance and penetration
pH 5.5
pH 7
1st gen mAb
Blood Stream
Jade mAb
1st gen mAB released back to blood stream
FcRn
Pinocytosis
Antibody Degradation
Antibody Recycling
FcRn bound mAbs
Endosome
Physiological affinity
Jade mAbs released back to blood stream
FcRn bound Jade mAbs
High affinity
SOURCE: Adapted from Ko S et al BioDrugs 2021





*Figure 11. Illustration of a monoclonal antibody without YTE half-life extension technology compared to Jade antibodies that employ YTE half-life extension technology.*

While the half-life of an immunoglobulin G antibody is typically a few weeks, antibodies that are engineered with YTE half-life extension amino acid substitutions have half-lives that have been observed to be up to four-fold longer. Nirsevimab®, a YTE-modified anti-RSV antibody marketed as Beyfortus® by Sanofi, has a half-life of 59 days in infants. Evusheld®, a combination of two half-life extended antibodies that target the SARS-CoV-2 virus, has been shown to protect against infection for six months after a single dose. APG777, a YTE-modified anti-IL-13 antibody in development for atopic dermatitis, has shown a half-life of approximately 75 days in a phase 1 clinical trial in healthy volunteers, compared to an approximately 25-day half-life shown by lebrikizumab in an earlier trial in healthy volunteers, a non-half-life extended anti-IL-13 antibody.

In a single-dose study in NHPs dosed with JADE-001 lead clones with half-life extension modification, a two- to three-fold increase in half-life was observed when compared to sibeprenlimab (manufactured based on published data).

Jade believes that the extended half-life observed in NHPs with JADE-001 has the potential to carry over into clinical development, as the half-life of other antibodies in NHPs, including those engineered to have extended half-lives, correlates with that observed in humans.



*Figure 12. Clinical stage YTE monoclonal antibodies and non-YTE monoclonal antibodies demonstrate half-life extension in both NHPs and humans.*

### Opportunity for JADE-001 to have differentiated clinical activity

Compared to existing monoclonal anti-APRIL antibodies in clinical development, two features of JADE-001, its increased potency and half-life extension, have the potential to deliver improved dosing and convenience, a comparable safety profile and potentially increased clinical activity in IgAN. In a third-party Phase 2 trial, a clear increase in clinical remission with higher doses of intravenously administered sibeprenlimab was observed. At the highest dose of 8 mg/kg, 26% of patients were observed to be in clinical remission at 12 months, defined as proteinuria of less than 0.3 g/day.



*Figure 13. A dose-response in IgAN remission was observed in a Phase 2 trial of sibeprenlimab.*

Furthermore, the highest rates of clinical remission at the highest 8 mg/kg intravenous dose were accompanied by the deepest levels of APRIL suppression.



290

*Figure 14. The 8 mg/kg dose of sibeprenlimab demonstrated the deepest level of APRIL suppression in a third-party Phase 2 trial.*

In the ongoing Phase 3 clinical trial of sibeprenlimab, a trial known as VISIONARY, the dosing regimen was changed from weight-based intravenous administration to a fixed subcutaneous dose of 400 mg administered every four weeks. Based on a single ascending dose study with subcutaneous administration, the bioavailability of sibeprenlimab was reported to be approximately 75% of that observed in intravenous administration. Based on the average adult IgAN weight of approximately 85 kg reported in third-party global Phase 3 IgAN trials, Jade estimates that a subcutaneous dose of 400 mg would roughly correspond to an intravenous dose of less than 4 mg/kg in an average IgAN patient, a dose that did not maximally suppress APRIL or provide the highest levels of clinical activity. A body weight range of approximately 45 to 125 kg (95% confidence interval) has been reported in global third-party Phase 3 IgAN trials. For the higher body weight patients, the Phase 3 dosing regimen for sibeprenlimab would correspond to well below 4 mg/kg. JADE-001's increased potency, improved exposure through half-life extension and femtomolar affinity may provide an opportunity for patients to obtain incremental clinical benefit.

Jade believes that the longer half-life of JADE-001 has the potential to require less frequent dosing and lead to potentially higher clinical activity as therapeutic levels of the antibody are expected to be maintained in a patient's body for longer periods of time, as compared to existing product candidates. Delivering improved clinical benefit with less frequent dosing would be less burdensome for IgAN patients and may also ultimately result in improved outcomes through better adherence.

***Potential mechanism of action validation in a Phase 1 trial in healthy volunteers***

Third-party clinical data generated with both anti-APRIL antibodies and TACI fusion proteins provides strong support for the value of Phase 1 clinical data to signal the clinical activity of these product candidates in IgAN patients. The ability to suppress IgA production in healthy volunteers has been shown to closely correlate with the ability to reduce IgA levels in IgAN patients. Furthermore, the level of reduction in IgA levels in IgAN patients correlates with improvements in kidney function, as measured by parameters such as UPCR. Based on these observations, reduction in IgA levels in healthy volunteers may serve as an early surrogate for IgAN clinical efficacy; in addition, such reduction serves as a critical validation for clinical development of candidates in IgAN. UPCR in IgAN patients was the basis for accelerated approval of iptacopan. In addition, Phase 1 clinical data may also characterize other pharmacokinetic properties such as half-life extension, subcutaneous bioavailability and immunogenicity.



*Figure 15. IgA reduction in healthy volunteers is a critical de-risking event for clinical development in IgAN.*

Jade intends to initiate a Phase 1 clinical trial of JADE-001 in healthy volunteers in New Zealand in the second half of 2025. Jade expects results to be available in the first half of 2026 on both the ability of JADE-001 to suppress IgA levels in healthy volunteers as well as pharmacokinetic and safety data. Pending positive data from this trial, Jade expects to file an IND or foreign equivalent prior to the initiation of additional clinical trials.

*IgAN market opportunity*

Current therapies for IgAN lack the efficacy needed to adequately treat the disease. A retrospective study of over 2,200 biopsy-confirmed IgAN patients in the United Kingdom found that, in over 70% of cases, decline in kidney function was not well-controlled, putting patients at risk for developing ESKD. Given the number of supportive care therapies prescribed to patients off-label, and the commercial success of only recently launched, non-disease modifying branded agents Tarpeyo and Filspari that have yet to achieve full market penetration (2023 sales of $101 million and approximately $29 million, respectively), Jade believes that there is a meaningful market opportunity for a safe and effective therapeutic in IgAN in the United States. Much like other autoimmune markets, the IgAN market is expected to grow rapidly as new, more effective, potentially disease-modifying products are approved. Jade estimates a U.S. total addressable market opportunity of approximately $10 billion based on the current estimated number of IgAN patients, 60 − 75% of which have persistent proteinuria and would be eligible for new, disease-modifying therapies, and pricing that is comparable to existing therapies. As a reference, Tarpeyo is estimated to cost $170,000 annually and Filspari is estimated to cost $119,000 annually.

*Successful case studies of superior later entrants*

Pharmaceutical markets across indications, such as plaque psoriasis and eosinophilic asthma, have evidenced that greater convenience is a key factor in sales outperformance. Convenience of administration has been shown to differentiate products and overcome first-to-market advantages, even among therapies with identical mechanisms of action. For example:

- In plaque psoriasis, two anti-IL-23p19 antibodies, guselkumab (marketed by Johnson & Johnson as TREMFYA) and risankizumab (marketed by AbbVie as SKYRIZI), have demonstrated similar efficacy as measured by PASI response rates. Guselkumab and risankizumab were first approved in this indication by the FDA in 2017 and 2019, respectively. The key differentiating factor between the two therapies is that risankizumab is dosed every 12 weeks while guselkumab is dosed every 8 weeks. Despite being two years later to market, risankizumab posted 2023 sales of approximately $8 billion, while guselkumab posted 2023 sales of approximately $3 billion.

- In eosinophilic asthma, two antibodies that target the IL-5 pathway, mepolizumab (marketed by GSK as NUCALA) and benralizumab (marketed by AstraZeneca as FASENRA), have demonstrated similar efficacy as measured by asthma exacerbation rates. Mepolizumab and benralizumab were first approved by the FDA in this indication in 2015 and 2017, respectively. The key differentiating factor between the two therapies is that benralizumab is dosed every 8 weeks while mepolizumab is dosed every 4 weeks. Despite mepolizumab being approved in more indications than benralizumab, and benralizumab being approved two years later, cumulative sales of benralizumab in its first six years on the market (2018 to 2023) totaled approximately $6 billion, while cumulative sales of mepolizumab in its first six years on the market (2016 to 2021) totaled approximately $5 billion, according to GlobalData.

Therefore, Jade believes that the favorable pharmacokinetic profile observed in Jade-001, and associated potential for a more convenient dosing regimen, will serve as a potentially differentiating element of its therapeutic profile, which has the potential for positive commercial impact notwithstanding the broader landscape of competitive therapies.

*Jade's pipeline beyond JADE-001*

In selecting programs to add to its pipeline, Jade is focused on:

- The potential for a product profile to be best-in-class and best-in-indication.

- The potential for the product to rapidly demonstrate clinical proof-of-concept.

- High unmet need within the indications of interest.

Under the Paragon Option Agreement, Jade has an option to exclusively license certain Paragon intellectual property with respect to JADE-002 and JADE-003. Jade has commenced preclinical development of each of these programs and anticipates initiating Phase 1 clinical trials in healthy volunteers in the first half of 2026 and the first half of 2027, respectively. While Jade's initial and primary focus is to in-license product candidates from Paragon, it may also from time to time explore the acquisition or in-licensing of product candidates from other third parties or identify and develop its own product candidates.

**Jade's Collaboration, License and Services Agreements**

*Paragon Option Agreement*

On July 24, 2024, Jade entered into the Paragon Option Agreement with Paragon and Parade. Under the terms of the agreement, Paragon agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates directed to certain mutually agreed therapeutic targets of interest to Jade (each, a "Research Program"). The Paragon Option Agreement initially included one selected target for JADE-001: APRIL. From time to time, Jade can choose to add additional targets by mutual agreement with Paragon and Parade. The Paragon Option Agreement was amended on September 27, 2024 to, among other things, include a target for each of JADE-002 and JADE-003.

The Paragon Option Agreement requires Jade, Paragon, and Parade to develop a research plan for each target that includes design, modeling, synthesis, evaluation, and other mutually agreed activities (each, a "Research Plan"), which activities may include performing preclinical studies. Paragon will perform the activities set forth in each Research Plan on the timelines set forth in such Research Plan and in compliance with a mutually agreed budget. Each Research Program will be overseen and coordinated by a joint development committee consisting of two employees from Jade and two employees from Paragon, with Jade and Paragon each having one vote with respect to decisions of the committee. When Paragon and Parade have produced an antibody against a selected target, and upon the completion of each Research Program, Paragon and Parade will deliver to Jade a data package that includes sequence information for all then-existing antibodies and information directed to such target. Jade, Paragon, and Parade have developed a Research Plan for JADE-001 consistent with the foregoing, and Paragon and Parade have delivered an antibody against APRIL in accordance with such Research Plan.

Under the Paragon Option Agreement, Jade has an Option, on a Research Program-by-Research Program basis, to enter into a separate agreement with Paragon consistent with a set of terms that are pre-negotiated and attached to the Paragon Option Agreement as an exhibit (a "License Agreement"). Each License Agreement will include (a) an exclusive, worldwide license to all of Paragon's right, title, and interest in and to the intellectual property resulting from the applicable Research Program to develop, manufacture, and commercialize the monospecific antibodies and products directed to the selected target(s), (b) a non-exclusive, worldwide license to all of Paragon's right, title, and interest in and to the intellectual property resulting from the applicable Research Program to develop, manufacture, and commercialize multispecific antibodies and products direct to the selected target(s), and (c) a right of first negotiation for a set period of time after the execution of the License Agreement with regard to any multispecific antibodies or products comprised of (i) the licensed antibody or a derivative antibody and (ii) one or more antibodies directed at an additional target other than the selected target that are developed by Paragon. The Option with respect to each Research Program is exercisable at Jade's sole discretion at any time during the period beginning on the initiation of activities under the associated Research Program and ending a specified number of days following the delivery of the data package from Paragon related to the results of the Research Program (an "Option Period"). There is no payment due upon exercise of an Option pursuant to the Paragon Option Agreement. Activities under a Research Plan may continue past the exercise of an Option or entry into a License Agreement. Jade exercised the Option to acquire the intellectual property rights to JADE-001 on October 7, 2024, and entered into a License Agreement for all antibodies discovered, generated, identified or characterized by Paragon in the course of performing the JADE-001 Research Program directed to APRIL, antibodies created by Jade derived from the licensed antibodies and directed to APRIL, and products that comprise the foregoing with Paragon on October 30, 2024. Jade's Options to acquire the intellectual property rights to certain other Research Programs under the Paragon Option Agreement, including JADE-002 and JADE-003, currently remain unexercised.

Upon exercise of an Option with respect to a Research Program, the parties are obligated to use reasonable efforts to finalize and execute a License Agreement within 30 days. Under the terms of a License Agreement, Jade expects that it will have sole authority over and control of the development, regulatory approval, manufacturing and commercialization of such in-licensed intellectual property worldwide. In addition, Jade expects to have sole authority over and control of the application for and issuance of all regulatory approvals related to such in-licensed intellectual property. Prior to entry into a License Agreement, Paragon is responsible for the prosecution, defense, maintenance and enforcement of patents related to the Research Program. Following entry into a License Agreement, Jade expects to control prosecution, defense, maintenance and enforcement of patents in-licensed under such License Agreement. However, there is no assurance that Jade will successfully negotiate future License Agreements with Paragon or that the terms will not differ from those described in this proxy statement/prospectus.

Unless terminated earlier, the Paragon Option Agreement shall continue in force on a Research Program-by-Research Program basis until the later of: (i) the end of the Option Period for such Research Program, as applicable, if such Option is not exercised by Jade; (ii) if Jade exercises its Option with respect to a Research Program, but the parties are unable to finalize and execute a License Agreement within 30 days, the expiration of such 30-day period (subject to any mutually agreed extension of such period); and (iii) the expiration of the applicable Research Term (as defined under the Paragon Option Agreement). Jade may terminate the Paragon Option Agreement or any Research Program at any time for any or no reason upon 30 days' prior written notice to Paragon; provided, that Jade must pay certain unpaid fees due to Paragon upon such termination, as well as any non-cancellable obligations reasonably incurred by Paragon in connection with its activities under any terminated Research Program. Paragon may terminate the Paragon Option Agreement or a Research Program immediately upon written notice to Jade if, as a result of any action or failure to act by Jade or its affiliates, such Research Program or all material activities under the applicable Research Plan are suspended, discontinued or otherwise delayed for a certain consecutive number of months. Each party has the right to terminate the Paragon Option Agreement or any Research Program upon (i) 30 days' prior written notice of the other party's material breach that remains uncured for the 30-day period and (ii) the other party's bankruptcy.

Upon entering into the Paragon Option Agreement, Jade was required to pay Paragon an upfront amount of $5.6 million. This amount reflects the actual historical direct costs incurred by Paragon as well as a 20% mark-up on the direct costs to approximate the indirect costs incurred by Paragon from the inception of the APRIL program to the entry into the Paragon Option Agreement. Substantially all of the costs reflected in the upfront amount were incurred by Paragon between January 1, 2024 and the parties' entry into the Paragon Option Agreement, and the remainder of the costs were incurred in the year ended December 31, 2023. Such direct costs were related to research and development activities. Of these upfront research and development costs, a total of $5.5 million was included in Jade's consolidated statement of operations as research and development expense during the period from June 18, 2024 (inception) to December 31, 2024. Paragon had no investments, intangibles, debt, or other assets or liabilities related to the APRIL program aside from standard operating liabilities that were included in the upfront amount paid by Jade to Paragon. Paragon's cash flows related to the APRIL program were operating cash flows and this categorization is consistent with the presentation of R&D expense related cash flows, as presented on Jade's consolidated statement of cash flows.

Jade is also required to pay Paragon for certain development fees and costs on a Research Program-by-Research Program basis. Under the Paragon Option Agreement, Jade is required to pay Paragon a one-time, non-refundable research initiation fee within 30 days following finalization of a Research Plan in the amount of $1.3 million for JADE-001 and $1.0 million for each of JADE-002 and JADE-003. Under the Paragon Option Agreement, on a Research Program-by-Research Program basis, Jade is required to make one-time non-refundable milestone payments to Paragon of up to a total of $22.0 million upon the achievement of certain clinical development and regulatory milestones. The JADE-001, JADE-002, and JADE-003 respective research plans were all finalized in November 2024. The total amount of $3.3 million of one-time nonrefundable research initiation fees related to Jade's programs was recognized as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024.

Upon exercise of the Option with respect to a Research Program, the parties are obligated to use reasonable efforts to finalize and execute a License Agreement within 30 days. Any License Agreement entered into with respect to a given Research Program is expected to be consistent with pre-negotiated terms attached to the Paragon Option Agreement and shall contain the same milestone payment obligations as the Paragon Option Agreement, provided that any milestone set in the Paragon Option Agreement that has not yet been achieved and is duplicated in such License Agreement shall no longer be achievable and payable under the terms of the Paragon Option Agreement and shall only be achievable under the terms of the License Agreement. For the avoidance of doubt, if a milestone is achieved and paid by Jade pursuant to the Paragon Option Agreement for a certain Research Program, then there shall be no milestone payment due for the achievement of such milestone under a subsequently executed License Agreement for such Research Program. Further, under a License Agreement, Jade would also be required to make royalty payments to Paragon in the low single-digit percentage range based on net sales of products, subject to certain reductions. The royalty term will terminate on a product-by-product and country-by-country basis upon the later of the expiration of the last-to-expire valid claim within the relevant patent rights or the twelfth anniversary of the first commercial sale of such product in such country.

Additionally, as part of the Paragon Option Agreement, on each of December 31, 2025 and December 31, 2026, Jade will grant Parade warrants to purchase a number of shares equal to 1.00% of its outstanding capital stock as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares of Jade common stock on each respective grant date. Parade is an entity formed by Paragon as a vehicle to hold equity in Jade in order to share profits with certain employees of Paragon and will not perform any substantive role under the Paragon Option Agreement other than to receive such warrants.

### *JADE-001 License Agreement*

On October 30, 2024, Jade entered into a License Agreement for all antibodies discovered, generated, identified or characterized by Paragon in the course of performing the JADE-001 research program directed to APRIL, antibodies created by Jade derived from the licensed antibodies and directed to APRIL, and products that comprise the foregoing with Paragon (the "JADE-001 License Agreement") consistent with the pre-negotiated terms agreed to upon execution of the Paragon Option Agreement, pursuant to which Paragon granted Jade a royalty-bearing, worldwide, exclusive and sublicensable license with respect to certain inventions, patent rights, sequence information and other intellectual property rights related to monospecific antibodies directed at the APRIL target (the "Licensed Antibody Technology") to use, make, sell, import, export and otherwise exploit certain monospecific antibodies and products targeting APRIL in the field of prophylaxis, palliation, treatment and diagnosis of human disease and disorders in all therapeutic areas (the "field") and worldwide (the "territory"). Under the terms of the JADE-001 License Agreement, Jade is obligated to pay Paragon up to $22.0 million based on specific development and regulatory milestones, including a $1.5 million fee for nomination of a development candidate and a further milestone payment of $2.5 million upon the first dosing of a human patient in a Phase 1 trial. Following the execution of the JADE-001 License Agreement, Jade is solely responsible for, and has sole authority and control over, all aspects of the development, manufacturing and commercialization of JADE-001, including regulatory strategy, communications, filings and activities (including clinical trials). In addition, the following summarizes other key terms of the JADE-001 License Agreement:

- Paragon also granted Jade a royalty-bearing, worldwide, non-exclusive, sublicensable right and license under the Licensed Antibody Technology to use, make, sell, import, export or otherwise exploit certain multispecific antibodies and products targeting APRIL.

- Paragon will not conduct any new campaigns that generate APRIL monospecific antibodies in the field for at least five years.

- Paragon may pursue the development and commercialization of multispecific antibodies and products directed at the APRIL target in the field and in the territory, and Jade has a right of first negotiation for any such multispecific antibodies and products proposed by Paragon for a period of five years from the execution of the JADE-001 License Agreement. If Jade does not exercise its right of first negotiation, or if the parties are unable to agree on a definitive agreement, Paragon may proceed without any obligations to Jade with respect to the right of first negotiation, and Jade's non-exclusive license will exclude any multispecific antibodies and products that were the subject of the right of first negotiation.

- Jade will pay Paragon a low-to-mid single-digit percentage royalty based on annual net sales of the products in the field and in the territory, and a mid single-digit percentage royalty based on annual net sales of the multispecific products in the field and in the territory, subject to a 30% reduction if there is no valid patent covering the product in the country.

- The royalty term ends on the later of (i) the twelfth anniversary of such date or (ii) the expiration of the last-to-expire valid patent covering the product or the multispecific product in the country at issue.

- The JADE-001 License Agreement may be terminated on 60 days' notice by Jade; on material breach without cure; and to the extent permitted by law, on a party's insolvency or bankruptcy.

- With respect to patents licensed to Jade under the JADE-001 License Agreement that have been filed as of the effective date of the JADE-001 License Agreement, Jade will control the preparing, filing, prosecuting and maintenance of such patents. With respect to patents filed after the effective date of the JADE-001 License Agreement, Paragon will control the preparing, filing, prosecuting and maintaining of such patents until the final deliverable for the relevant research program is delivered to Jade, after which Jade will control the preparing, filing, prosecuting and maintain of such patents.

- Jade shall have the right to grant sublicenses under the JADE-001 License Agreement, provided that (i) any sublicense agreement is consistent with all relevant terms, conditions and restrictions of the JADE-001 License Agreement, (ii) Jade provides Paragon with a copy of each sublicense agreement and any amendments thereto within 30 days following execution thereof and (iii) Jade remains responsible for all payments and obligations due under the JADE-001 License Agreement.

- On a product-by-product basis, Jade is obligated to pay sublicensing fees of up to approximately $20.1 million, mainly upon the achievement of commercial milestones. Jade has the option, during specified periods, to pay a non-refundable lump-sum buyout payment on a product-by-product basis to extinguish future milestone payment obligations with respect to such product.

In December 2024, Jade completed its selection of its development candidate for the JADE-001 program and paid Paragon the related $1.5 million milestone payment and recorded the payment as research and development expense in its consolidated statements of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024. Jade recorded a $0.1 million nonrefundable sublicensee fee under the JADE-001 License Agreement as research and development expense in its consolidated statements of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024.

***Biologics Master Services Agreement***

On February 3, 2025, Jade entered into an amended and restated biologics master services agreement (the "WuXi Biologics MSA") with WuXi Biologics (Hong Kong) Limited ("WuXi Biologics (Hong Kong)"). The WuXi Biologics MSA governs certain development activities and good manufacturing practice ("GMP") manufacturing and testing for the JADE-001 program, as well as future programs, on a non-exclusive, work order basis. Under the WuXi Biologics MSA, Jade is obligated to pay WuXi Biologics (Hong Kong) a service fee and all non-cancellable obligations in the amount specified in each work order associated with the agreement for the provision of services. WuXi Biologics (Hong Kong) is obligated to, among other things, (i) perform manufacturing services in accordance with applicable standards and law using personnel with appropriate qualifications, and to manufacture product in accordance with cGMP, (ii) comply with confidentiality and invention assignment provisions, (iii) notify Jade of regulatory visits or inspections and provide redacted copies of any report or written communication received from such authorities in connection therewith and (iv) assign to Jade all right, title and interest in to all intellectual property created or developed in connection with the provision of the services, and all intellectual property relating to such inventions, subject to certain exceptions.

The WuXi Biologics MSA terminates on the later of (i) February 3, 2030, or (ii) the completion of services under all work orders executed by the parties prior to February 3, 2030, unless terminated earlier. The term of each work order terminates upon completion of the services under such work order, unless terminated earlier. Jade can terminate the WuXi Biologics MSA or any work order (i) at any time upon 30 days' prior written notice, (ii) immediately upon written notice if WuXi Biologics (Hong Kong) fails to obtain or maintain required material governmental licenses or approvals or (iii) immediately upon written notice in the event that any law is enacted that has, or could be reasonably expected to have, a material adverse effect on Jade or any product of Jade that is the subject of the WuXi Biologics MSA, in each case, as a result of WuXi Biologics (Hong Kong) providing services under the WuXi Biologics MSA or Jade being a party to the Wuxi Biologics MSA. Either party may terminate a work order (i) at any time upon six months' prior notice with reasonable cause, provided however that if WuXi Biologics (Hong Kong) terminates a work order in such manner, no termination or cancellation fees shall be paid by Jade and (ii) immediately for cause upon (a) the other party's material breach that remains uncured for 30 days after notice of such breach, (b) the other party's bankruptcy or (c) a force majeure event that prevents performance for a period of at least 90 days.

*Cell Line License Agreement*

On February 3, 2025, Jade entered into an amended and restated cell line license agreement (the "Cell Line License Agreement") with WuXi Biologics Ireland Limited ("WuXi Biologics Ireland"). Under the Cell Line License Agreement, Jade received a non-exclusive, worldwide, sublicensable license to certain of WuXi Biologics Ireland's patent rights, know-how, cell line, biological materials and media and feeds to develop, manufacture, have manufactured, make, have made, import, sell, keep, commercialize and otherwise deal in, use and exploit certain therapeutic products produced through the use of the cell lines licensed by WuXi Biologics Ireland under the Cell Lines License Agreement (the "WuXi Biologics Ireland Licensed Products"). JADE-001 is, and Jade anticipates that JADE-002 will be, manufactured using a cell line licensed under Cell Line License Agreement. A cell line has not yet been selected for JADE-003.

In consideration for the license, Jade incurred a non-refundable license fee of $0.2 million and may incur additional non-refundable license fees of up to $0.1 million. Additionally, if Jade manufactures all of its commercial supplies of bulk drug product for a particular product with a manufacturer other than WuXi Biologics Ireland or its affiliates, it is required to make royalty payments to WuXi Biologics Ireland in an amount equal to a fraction of a single digit percentage of global net sales of the WuXi Biologics Ireland Licensed Products manufactured by a third-party manufacturer (the "Royalty"). If Jade manufactures part of its commercial supplies of the WuXi Biologics Ireland Licensed Products with WuXi Biologics Ireland or its affiliates, then the Royalty will be reduced accordingly on a pro rata basis. Jade has the option, at any time, to pay WuXi Biologics Ireland a non-refundable lump-sum royalty buyout payment on a drug product-by-drug product basis to extinguish future Royalty obligations with respect to such drug product.

The Cell Line License Agreement will continue indefinitely unless terminated (i) by Jade upon six months' prior written notice and its payment of all undisputed amounts due to WuXi Biologics Ireland through the effective date of termination, (ii) by either party for a material breach by the other party that remains uncured for 60 days after written notice, (iii) by WuXi Biologics Ireland if Jade fails to make a payment and such failure continues for 30 days after receiving notice of such failure, or (iv) by either party upon the other party's bankruptcy.

**Competition**

The biotechnology and biopharmaceutical industries are characterized by continuing technological advancement and significant competition. While Jade believes that its programs, technology, development experience and scientific knowledge provide it with competitive advantages, Jade faces competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that Jade successfully develops and commercializes will compete with existing therapies and new therapies currently in clinical development or that may become available in the future. Many of the companies with which Jade is currently competing or will complete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Jade does. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of Jade's competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Jade in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, patient enrollment for clinical trials as well as in acquiring technologies complementary to, or necessary for, Jade's programs.

Key competitive factors affecting the success of all Jade's product candidates that it will develop, if approved, are likely to be efficacy, safety, convenience, dosing frequency, presentation, price, the level of competition and generic competition and the availability of reimbursement from government and other third-party payors. Some competitors have obtained regulatory approval for products and they or others may in the future also obtain regulatory approvals for products with similar or different mechanisms of action as compared with Jade's product candidates more rapidly than Jade may obtain approval for its product candidates, which may result in Jade's competitors establishing a strong market position before Jade is able to enter the market.

Specifically, there are several companies developing or marketing treatments that may be approved for the same indications and/or disease as Jade's most advanced program, JADE-001, including major pharmaceutical companies, some of which use the same mechanism of action as JADE-001. Jade does not yet have clinical data for any of its programs and there can be no assurance that its programs will have similar or superior results.

While there are no biologics currently approved for the treatment of IgAN, there are three small molecule drugs that have been approved: Tarpeyo, Filspari and Fabhalta. Neither Tarpeyo nor Filspari are disease modifying. As a result, each provides only relatively modest reductions in proteinuria relative to control and neither has been shown to stabilize kidney function as eGFR continues to decline while on treatment. Tarpeyo is approved for a 9-month treatment course, due to the risk of significant adverse effects associated with long-term steroid use. While results from Fabhalta provide support for the ability of anti-inflammatory drugs to reduce the rate of IgAN kidney damage, anti-inflammatory drugs do not target overproduction of pathologic IgA, the primary cause of the disease. The treatment paradigm in IgAN is rapidly evolving and several companies, including Otsuka, Novartis, Vera Therapeutics and Vertex, are developing therapeutics for IgAN currently in late stage clinical development that are expected to be disease modifying in IgAN and direct competitors with JADE-001. Climb Bio is also developing a therapeutic for IgAN that is currently in preclinical development and that is also a direct competitor with JADE-001.

Jade does not yet have clinical data for its JADE-001 program for the treatment of IgAN and there can be no assurance that its programs will have similar or superior results to those offered by the existing and evolving treatment landscape.

**Manufacturing and Supply**

Jade does not own or operate, and currently has no plans to establish, any manufacturing facilities. All of Jade's preclinical and clinical drug supply development, manufacturing, storage, distribution and testing are outsourced to third-party manufacturers and facilities. Jade's manufacturing strategy enables it to more efficiently direct financial resources to the research, development and commercialization of programs rather than diverting resources to internally develop and maintain manufacturing facilities. As its programs advance through development, Jade expects to enter into longer-term commercial supply agreements with key suppliers and manufacturers to fulfill and secure its supply needs.

**Intellectual Property**

*Overview*

Jade strives to protect the proprietary programs and technologies that it believes are important to its business, including seeking and maintaining patent protection intended to cover the composition of matter of its programs, its methods of use and manufacture, and other inventions.

Paragon has filed provisional patent applications directed to anti-APRIL antibodies, including applications covering composition of matter, pharmaceutical formulations, and methods of using such antibodies. A provisional patent application is an application filed in the USPTO for the purpose of securing an early date of priority for the applicant's invention. The provisional application must include a written description of what the inventor has discovered, along with a drawing of the invention, but need not include patent claims, statements concerning or disclosing the prior art, or certain other formalities. A provisional patent application allows for an effective filing date to be established with regard to an invention, but once a provisional patent application is filed, either a corresponding non-provisional patent application or a petition to convert the provisional patent application into a non-provisional patent application must be filed within 12 months or such effective filing date will be lost.

The maximum term of a U.S. patent, excluding extensions and adjustments, begins on the effective filing date of the first non-provisional application claiming the patented invention and ending 20 years from that date. In essence, a provisional patent application provides a patent applicant two principal advantages over filing a non-provisional application. First, it allows the applicant to secure an earlier priority date for its invention than that of an equivalent non-provisional application — up to one year earlier than the filing date of a related non-provisional application. Second, since the term of a patent runs from the effective filing date of the first non-provisional application but does not begin upon filing a provisional application, filing a provisional application provides the applicant an additional year's time to refine that invention before filing a related non-provisional application without surrendering the earlier priority date. Securing an earlier priority date both ensures that later inventors cannot obtain a patent to the same invention and provides protection against certain arguments that developments in the field arising after the priority date should prevent or invalidate the applicant's invention.

If Jade or Paragon timely file non-provisional patent applications in the United States and in countries outside of the United States with regard to Paragon's JADE-001 provisional patent applications and these non-provisional patent applications result in issued patents, such patents are expected to expire in 2045, without taking potential patent term adjustment or patent term extension into consideration.

### *Other IP Rights*

In addition to patents, Jade relies upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain its competitive position. However, trade secrets and know-how can be difficult to protect. Jade seeks to protect its proprietary information, in part by executing confidentiality agreements with its collaborators and scientific advisors, and non-competition, non-solicitation, confidentiality and invention assignment agreements with its employees and consultants. Jade has also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements Jade enters into are designed to protect its proprietary information and the agreements or clauses requiring assignment of inventions to Jade are designed to grant Jade ownership of technologies that are developed through its relationship with the respective counterparty. Jade cannot guarantee, however, that it has executed such agreements with all applicable counterparties, that such agreements will not be breached, or that these agreements will afford it adequate protection of its intellectual property and proprietary rights. For more information, please see the section titled "*Risk Factors — Risks Related to Jade's Intellectual Property*" beginning on page 82 of this proxy statement/prospectus.

### Employees and Human Capital Resources

As of March 10, 2025, Jade had 30 full-time employees, ten of whom have Ph.D. or M.D. degrees and are engaged in research and development. Jade also retains independent contractors, as needed, to support its organization's needs. None of Jade's employees are represented by labor unions or covered under collective bargaining agreements. Jade considers its relationship with its employees to be good.

Jade believes its employees are critical to its success and ability to achieve its business objectives. To that end, Jade is focused on retaining, developing and engaging its existing employees, and attracting high performing talent to join its team. Jade's rewards package (cash and equity-based compensation and 401(k) and health and welfare benefits plans) is a key tool in retaining, engaging and rewarding its team. Jade is also committed to the continued learning and development of its employees, which Jade believes will enable it to do its best work for patients. Jade encourages its team members to attend conferences and seminars and take continuing education courses to further their development.

Jade expects to continue to build its team to ensure it can effectively execute against its business plans.

**Government Regulation**

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those Jade is developing. Jade, along with its third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory authorities of the countries in which Jade wishes to conduct studies or seek approval or licensure of its product candidates.

*U.S. Biologics Regulation*

In the United States, biological products (or "biologics") are subject to regulation under the Federal Food, Drug, and Cosmetic Act ("FDCA"), the Public Health Service Act ("PHSA") and other federal, state, local, and foreign statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or following approval may subject an applicant to administrative action and judicial sanctions. The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

- completion of preclinical laboratory tests and animal studies performed in accordance with the FDA's current Good Laboratory Practices ("GLP") regulations;

- submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

- approval by an independent institutional review board ("IRB"), or ethics committee at each clinical site before the trial is commenced;

- manufacture of the proposed biologic candidate in accordance with current good manufacturing practices ("cGMPs");

- performance of adequate and well-controlled human clinical trials in accordance with good clinical practice ("GCP") requirements to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;

- preparation of and submission to the FDA of a biologics license application ("BLA"), after completion of all pivotal clinical trials;

- a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

- satisfactory completion of an FDA Advisory Committee review, if applicable;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMPs, and to assure that the facilities, methods and controls are adequate to preserve the biological product's continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCPs; and

- FDA review and approval of a BLA to permit commercial marketing of the product for particular indications for use in the United States.

*Preclinical and Clinical Development*

Prior to beginning the first clinical trial with a product candidate, in the United States, Jade must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol or protocols for preclinical studies and clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on partial or full clinical hold and the IND sponsor, and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB representing each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

- Phase 1.   The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

- Phase 2.   The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

- Phase 3.   The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval or licensure, including that the study was conducted in accordance with GCP, including review and approval by an independent ethics committee and use of proper procedures for obtaining informed consent from subjects, and the FDA is able to validate the data from the study through an onsite inspection if the FDA deems such inspection necessary. The GCP requirements encompass both ethical and data integrity standards for clinical studies.

### BLA Submission and Review

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been accepted for filing, the FDA's goal is to review standard applications within 10 months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product's continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. In issuing the Complete Response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a REMS to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product's safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

### Post-Approval Requirements

Any products manufactured or distributed by Jade pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state authorities, and are subject to periodic unannounced inspections by the FDA and certain state authorities for compliance with cGMPs, which impose certain procedural and documentation requirements upon Jade and its third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon Jade and any third-party manufacturers that it may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical studies;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

- product seizure or detention, or refusal of the FDA to permit the import or export of products;

- consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

- mandated modification of promotional materials and labeling and the issuance of corrective information;

- the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

- injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other governmental regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product's labeling and that differ from those tested by Jade and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products.

***Biosimilars and Reference Product Exclusivity***

The BPCIA created an abbreviated approval pathway for biological products that are highly similar, or "biosimilar," to or interchangeable with an FDA-approved reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA's previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA. In September 2021, the FDA issued two guidance documents intended to inform prospective applicants and facilitate the development of proposed biosimilars and interchangeable biosimilars, as well as to describe the FDA's interpretation of certain statutory requirements added by the BPCIA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitted under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant's favor of a lawsuit challenging the biologics' patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period. The FDA's thinking on interchangeability determinations continues to evolve. In June 2024, the FDA issued a draft guidance document proposing to update its 2019 final interchangeability guidance to reflect the agency's expectations of the data and assessments required to demonstrate interchangeability.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued "Written Request" for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In July 2018, the FDA announced an action plan to encourage the development and efficient review of biosimilars, including the establishment of a new office within the agency that will focus on therapeutic biologics and biosimilars. On December 20, 2020, Congress amended the PHSA as part of the COVID-19 relief bill to further simplify the biosimilar review process by making it optional to show that conditions of use proposed in labeling have been previously approved for the reference product, which used to be a requirement of the application. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

As discussed below, the Inflation Reduction Act of 2022 ("IRA") is a significant new law that intends to foster generic and biosimilar competition and to lower drug and biologic costs.

### Patent Term Extension

In the United States, after a BLA is approved, owners of relevant drug patents may apply for up to a five-year patent extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory process. The allowable patent term extension is typically calculated as one-half the time between (1) the later of (a) the effective date of an IND and (b) issue date of the patent for which extension is sought, and (2) the submission date of a BLA, plus the time between BLA submission date and the BLA approval date, up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue licensure with due diligence. The total patent term after the extension may not exceed 14 years from the date of product licensure. Only one patent applicable to a licensed biological product is eligible for extension and only those claims covering the product, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent in question. However, Jade may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Some, but not all, foreign jurisdictions possess patent term extension or other additional patent exclusivity mechanisms that may be more or less stringent and comprehensive than those of the United States.

### Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may restrict certain general business and marketing practices. Such laws include, without limitation: the federal Anti-Kickback Statute ("AKS"); the federal False Claims Act ("FCA"); the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and similar foreign, federal and state fraud, abuse and transparency laws.

The AKS prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers and purchasers on the other. The government often takes the position that to violate the AKS, only one purpose of the remuneration need be to induce referrals, even if there are other legitimate purposes for the remuneration. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from AKS prosecution, but they are drawn narrowly and practices that involve remuneration, such as consulting agreements, that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Jade's practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Civil and criminal false claims laws, including the FCA, and civil monetary penalty laws, which can be enforced through civil whistleblower or qui tam actions, prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment of federal government funds, including in federal healthcare programs, that are false or fraudulent. Pharmaceutical and other healthcare companies have been prosecuted under these laws for engaging in a variety of different types of conduct that caused the submission of false claims to federal healthcare programs. Under the AKS, for example, a claim resulting from a violation of the AKS is deemed to be a false or fraudulent claim for purposes of the FCA.

HIPAA created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including private third-party payors, and making false statements relating to healthcare matters. A person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate the statute in order to have committed a violation.

The FDCA addresses, among other things, the design, production, labeling, promotion, manufacturing, and testing of drugs, biologics and medical devices, and prohibits such acts as the introduction into interstate commerce of adulterated or misbranded drugs or devices. The PHSA also prohibits the introduction into interstate commerce of unlicensed or mislabeled biological products.

The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to annually report to the Centers for Medicaid & Medicare Services ("CMS") information related to payments or other transfers of value to various healthcare professionals including physicians, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, certified nurse-midwives, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning on January 1, 2023, California Assembly Bill 1278 requires California physicians and surgeons to notify patients of the Open Payments database established under the federal Physician Payments Sunshine Act.

Jade is also subject to additional similar U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If Jade's operations are found to be in violation of any of such laws or any other governmental regulations that apply, Jade may be subject to penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of its operations.

***Data Privacy and Security***

Numerous state, federal, and foreign laws govern the collection, dissemination, use, access to, confidentiality, and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations, govern the collection, use, disclosure, and protection of health-related and other personal information could apply to

Jade's operations or the operations of its partners. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health, and their respective implementing regulations imposes privacy, security, and breach notification obligations on certain health care providers, health plans, and health care clearinghouses, known as covered entities, as well as their business associates and their covered subcontractors that perform certain services that involve using, disclosing, creating, receiving, maintaining, or transmitting individually identifiable protected health information for or on behalf of such covered entities. Entities that are found to be in violation of HIPAA may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with the U.S. Department of Health and Human Services ("HHS") to settle allegations of HIPAA non-compliance. Further, entities that knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA may be subject to criminal penalties.

Even when HIPAA does not apply, according to the FTC, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. In addition, certain states, such as California, have additional laws imposing obligations that may apply even when HIPAA does not, such as the Confidentiality of Medical Information Act.

In addition, certain comprehensive state privacy laws, such as the California Consumer Privacy Act of 2018 ("CCPA"), as amended by the California Privacy Rights Act of 2020 ("CPRA"), govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. The CCPA/CPRA applies to personal data of consumers, business representatives, and employees, and imposes obligations on certain businesses that do business in California, including to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights, including the right to opt out of certain disclosures of their personal information. Health information falls under the CCPA/CPRA's definition of personal information where it identifies, relates to, describes, or is reasonably capable of being associated with or could reasonably be linked with a particular consumer or household — unless it is subject to HIPAA — and is included under a new category of personal information, "sensitive personal information," which is offered greater protection. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages, and the CPRA established a new regulatory agency to implement and enforce the law. Although the CCPA exempts some data processed in the context of clinical trials in addition to exempting information subject to HIPAA, the CCPA increases compliance costs and potential liability with respect to other personal data Jade maintains about California residents.

Other states have also enacted comprehensive privacy laws, and similar laws have been passed or are being considered in several other states, as well as at the federal and local levels. While the laws in these states, like the CCPA, also exempt some data processed in the context of clinical trials, such developments further complicate compliance efforts, and increase legal risk and compliance costs for Jade and the third parties upon whom Jade relies. The scope and enforcement of these laws is uncertain and subject to rapid change. For example, increasing concerns about health information privacy have recently prompted the federal government to take a newly expansive view of the scope of existing privacy laws and regulations. Congress and some states are considering new laws and regulations that further and more broadly protect the privacy and security of personal health information.

There are also an increasing number of, and continuous change within, foreign laws regulating data privacy and security, such as Canada's Personal Information Protection and Electronic Documents Act, Australia's Privacy Act 1988, New Zealand's Privacy Act 2020 and South Korea's Personal Information Protection Act. In particular, when Jade conducts clinical trials, including in New Zealand, it will need to comply with the applicable country data privacy and security laws with respect to the processing of clinical data, which impose obligations similar to those described below in the section titled "*— Other Government Regulation Outside of the United States — Regulation in the European Union — European Data Laws*" beginning on page 310 of this proxy statement/prospectus. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

In addition to government activity, privacy advocacy groups and technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burden on Jade.

### *Coverage and Reimbursement*

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which Jade obtains regulatory approval. Sales of any product, if approved, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement, if any, for such product by third-party payors. Decisions regarding whether to cover any of Jade's product candidates, if approved, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require Jade to provide scientific and clinical support for the use of its product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Decreases in third-party reimbursement for any product or a decision by a third-party not to cover a product could reduce physician usage and patient demand for the product.

In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. The IRA provides CMS with significant new authorities intended to curb drug costs and to encourage market competition. For the first time, CMS will be able to directly negotiate prescription drug prices and to cap out-of-pocket costs. Each year, CMS will select and negotiate a preset number of high-spend drugs and biologics that are covered under Medicare Part B and Part D that do not have generic or biosimilar competition and have been on the market for many years (i.e., at least seven years for drugs and 11 years for biologics). On August 15, 2024, CMS announced the agreed-upon reimbursement prices of the first 10 drugs that were subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. CMS will select up to 15 additional drugs covered under Part D for price negotiation in 2025. The IRA also provides a new "inflation rebate" covering Medicare patients that took effect in 2023 and is intended to counter certain price increases in prescriptions drugs. The inflation rebate provision will require drug manufacturers to pay a rebate to the federal government if the price for a drug or biologic under Medicare Part B and Part D increases faster than the rate of inflation. To support biosimilar competition, beginning in October 2022, qualifying biosimilars may receive a Medicare Part B payment increase for a period of five years. Separately, if a biologic drug for which no biosimilar exists delays a biosimilar's market entry beyond two years, CMS will be authorized to subject the biologics manufacturer to price negotiations intended to ensure fair competition. Notwithstanding these provisions, the IRA's impact on commercialization and competition remains largely uncertain.

*Healthcare Reform*

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

For example, the ACA, which was enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and Jade expects there will be additional challenges and amendments to the ACA in the future. For example, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program.

Other legislative changes have been proposed and adopted since the ACA was enacted, including automatic aggregate reductions of Medicare payments to providers of on average 2% per fiscal year as part of the federal budget sequestration under the Budget Control Act of 2011. These reductions went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect until 2032 unless additional action is taken by Congress. In addition, the Bipartisan Budget Act of 2018, among other things, amended the Medicare Act (as amended by the ACA) to increase the point-of-sale discounts that manufacturers must agree to offer under the Medicare Part D coverage discount program from 50% to 70% off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs being covered under Medicare Part D.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state measures designed to, among other things, reduce the cost of prescription drugs, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in May 2019, CMS adopted a final rule allowing Medicare Advantage Plans the option to use step therapy for Part B drugs, permitting Medicare Part D plans to apply certain utilization controls to new starts of five of the six protected class drugs, and requiring the Explanation of Benefits for Part D beneficiaries to disclose drug price increases and lower cost therapeutic alternatives, which went into effect on January 1, 2021. In response to the Biden administration's October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

Notwithstanding the IRA, continued legislative and enforcement interest exists in the United States with respect to specialty drug pricing practices. Jade expects regulators to continue pushing for transparency to drug pricing, reducing the cost of prescription drugs under Medicare, reviewing the relationship between pricing and manufacturer patient programs, and reforming government program reimbursement methodologies for drugs.

**Other Government Regulation Outside of the United States**

In addition to regulations in the United States, Jade is subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, quality control, labeling, packaging, storage, record keeping, distribution, reporting, export and import, advertising, marketing and other promotional practices involving biological products as well as authorization, approval as well as post-approval monitoring and reporting of its products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not Jade obtains FDA approval for a product, it must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials.

The requirements and process governing the conduct of clinical trials, including requirements to conduct additional clinical trials, product licensing, safety reporting, post-authorization requirements, marketing and promotion, interactions with healthcare professionals, pricing and reimbursement may vary widely from country to country. No action can be taken to market any product in a country until an appropriate approval application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices may not be approved for such product, which would make launch of such products commercially unfeasible in such countries.

*Regulation in the European Union*

*European Data Laws*

The collection and use of personal health data and other personal data in the EU is governed by the provisions of the European General Data Protection Regulation (EU) 2016/679 (GDPR), which came into force in May 2018, and related data protection laws in individual member states of the EU ("EU Member States"). The GDPR imposes a number of strict obligations and restrictions on the ability to process, including collecting, analyzing and transferring, personal data of individuals, in particular with respect to health data from clinical trials and adverse event reporting. The GDPR includes requirements relating to the legal basis of the processing (such as consent of the individuals to whom the personal data relates), the information provided to the individuals prior to processing their personal data, the notification obligations to the national data protection authorities, and the security and confidentiality of the personal data. EU Member States may also impose additional requirements in relation to health, genetic and biometric data through their national legislation.

In addition, the GDPR imposes specific restrictions on the transfer of personal data to countries outside of the EU and in Iceland, Norway and Liechtenstein (together the European Economic Area ("EEA")) that are not considered by the European Commission ("EC") to provide an adequate level of data protection (including the United States). Appropriate safeguards are required to enable such transfers. Among the appropriate safeguards that can be used, the data exporter may use the standard contractual clauses ("SCCs"). With regard to the transfer of data from the EEA to the United States, on July 10, 2023, the EC adopted its adequacy decision for the EU-US Data Privacy Framework. On the basis of the new adequacy decision, personal data can flow from the EEA to U.S. companies participating in the framework.

Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States may result in significant monetary fines for noncompliance of up to €20 million or

4% of the annual global revenues of the noncompliant company, whichever is greater, other administrative penalties and a number of criminal offenses (punishable by uncapped fines) for organizations and, in certain cases, their directors and officers, as well as civil liability claims from individuals whose personal data was processed. Data protection authorities from the different EU Member States may still implement certain variations, enforce the GDPR and national data protection laws differently, and introduce additional national regulations and guidelines, which adds to the complexity of processing personal data in the EU. Guidance developed at both the EU level and at the national level in individual EU Member States concerning implementation and compliance practices are often updated or otherwise revised.

Furthermore, there is a growing trend towards the required public disclosure of clinical trial data in the EU, which adds to the complexity of obligations relating to processing health data from clinical trials. Such public disclosure obligations are provided in the new EU Clinical Trial Regulation ("CTR"), EMA disclosure initiatives and voluntary commitments by industry. Failure to comply with these obligations could lead to government enforcement actions and significant penalties against Jade, harm to Jade's reputation, and adversely impact its business and operating results. The uncertainty regarding the interplay between different regulatory frameworks, such as the CTR and the GDPR, further adds to the complexity that Jade faces with regard to data protection regulation.

With regard to the transfer of data from the EU to the United Kingdom ("UK"), personal data may freely flow from the EU to the UK since the UK is deemed to have an adequate data protection level. However, the adequacy decisions include a 'sunset clause' which entails that the decisions will automatically expire in 2025 (four years after their entry into force). Additionally, following the UK's withdrawal from the EU and the EEA, companies also have to comply with the UK's data protection laws (including the GDPR, as incorporated into UK national law), the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover.

Following the UK's withdrawal from the EU and the EEA, companies are subject to specific transfer rules under the UK regime; personal data may flow freely from the UK to the EEA, since the EEA is deemed to have an adequate data protection level for purposes of the UK regime. These UK international transfer rules broadly mirror the GDPR rules. On February 2, 2022, the UK Secretary of State laid before the UK Parliament the international data transfer agreement ("IDTA") and the international data transfer addendum to the EC's standard contractual clauses for international data transfers (the "IDTA Addendum") and a document setting out transitional provisions. The IDTA and IDTA Addendum came into force on March 21, 2022 and replaced the old SCCs for the purposes of the UK regime.

With regard to the transfer of personal data from the UK to the United States, the UK government has adopted an adequacy decision for the United States (the "UK-US Data Bridge"), which came into force on October 12, 2023. The UK-US Data Bridge recognizes the United States as offering an adequate level of data protection where the transfer is to a U.S. company participating in the EU-US Data Privacy Framework and the UK Extension to the EU-US Data Privacy Framework.

*Drug and Biologic Development Process*

Regardless of where they are conducted, all clinical trials included in applications for marketing authorization for human medicines in the EU/EEA must have been carried out in accordance with EU regulations. This means that clinical trials conducted in the EU/EEA have to comply with EU clinical trial legislation but also that clinical trials conducted outside the EU/EEA have to comply with ethical principles equivalent to those set out in the EEA, including adhering to international good clinical practice and the Declaration of Helsinki. The conduct of clinical trials in the EU is governed by the EU CTR (EU) No. 536/2014, which entered into force on January 31, 2022. The CTR replaced the Clinical Trials Directive 2001/20/EC ("Clinical Trials Directive") and introduced a complete overhaul of the existing regulation of clinical trials for medicinal products in the EU.

Under the former regime, which will expire after a transition period of three years, as outlined below in more detail, before a clinical trial can be initiated it must be approved in each EU member state where there is a site at which the clinical trial is to be conducted. The approval must be obtained from two separate entities: the National Competent Authority ("NCA") and one or more Ethics Committees. The NCA of the EU Member States in which the clinical trial will be conducted must authorize the conduct of the trial, and the independent Ethics Committee must grant a positive opinion in relation to the conduct of the clinical trial in the relevant EU member state before the commencement of the trial. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be submitted to or approved by the relevant NCA and Ethics Committees. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial must be reported to the NCA and to the Ethics Committees of the EU member state where they occur.

A more unified procedure will apply under the new CTR. A sponsor will be able to submit a single application for approval of a clinical trial through a centralized EU clinical trials portal. One national regulatory authority (the reporting EU member state proposed by the applicant) will take the lead in validating and evaluating the application and consult and coordinate with the other concerned EU Member States. If an application is rejected, it may be amended and resubmitted through the EU clinical trials portal. If an approval is issued, the sponsor may start the clinical trial in all concerned EU Member States. However, a concerned EU member state may in limited circumstances declare an "opt-out" from an approval and prevent the clinical trial from being conducted in such member state. The CTR also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical trial results to the EU Database. The CTR foresees a three-year transition period. EU Member States will work in CTIS immediately after the system has gone live. Since January 31, 2023, submission of initial clinical trial applications via CTIS is mandatory, and by January 31, 2025, all ongoing trials approved under the former Clinical Trials Directive will need to comply with the CTR and have to be transitioned to CTIS. On July 19, 2023, the EC published guidance concerning the steps to be taken in this transition. This guidance provides, among other things, that (i) documentation which was previously assessed will not be reassessed, (ii) templates that were developed and endorsed by the EU Clinical Trials Expert Group to provide compliance with the CTR do not need to be updated and (iii) there is no need to retrospectively create a site suitability form, which are only necessary for new trial sites.

Under both the former regime and the new CTR, national laws, regulations, and the applicable GCP and GLP standards must also be respected during the conduct of the trials, including the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use guidelines on GCP and the ethical principles that have their origin in the Declaration of Helsinki.

During the development of a medicinal product, the EMA and national regulators within the EU provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Committee for Medicinal Products for Human Use ("CHMP") on the recommendation of the Scientific Advice Working Party. A fee is incurred with each scientific advice procedure, but is significantly reduced for designated orphan medicines. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future Marketing Authorization Application ("MAA") of the product concerned.

*Drug Marketing Authorization*

In the European Union, medicinal products, including advanced therapy medicinal products ("ATMPs") are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic cell therapy products and tissue engineered products, which are genes, cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to cure, diagnose or prevent diseases or regenerate, repair or replace a human tissue. Pursuant to the ATMP regulation, the Committee on Advanced Therapies ("CAT") is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CHMP and CAT are also responsible for providing guidelines on ATMPs. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs manufacturing and control information that should be submitted in the EU/EEA, after completion of all required clinical testing, pharmaceutical products may only be placed on the market after obtaining a Marketing Authorization ("MA"). To obtain an MA of a drug under European Union regulatory systems, an applicant can submit a MAA through, amongst others, a centralized or decentralized procedure. Although such guidelines are not legally binding, compliance with them is often necessary to gain and maintain approval for product candidates.

In addition to the mandatory Risk Management Plan ("RMP"), the holder of a MA for an ATMP must put in place and maintain a system to ensure that each individual product and its starting and raw materials, including all substances coming into contact with the cells or tissues it may contain, can be traced through the sourcing, manufacturing, packaging, storage, transport and delivery to the relevant healthcare institution where the product is used.

To be used or sold in the UK, a drug must have an effective MA obtained by a centralized application through EMA or a national application. National applications are governed by the Human Medicines Regulations (SI 2012/1916). Applications are made electronically through the Medicines and Healthcare products Regulatory Agency ("MHRA") Submissions Portal. The process from application to authorizations generally takes up to 210 days, excluding time taken to provide any additional information or data required by the MHRA.

On August 30, 2023, the MHRA published detailed guidance on its recently announced new International Reliance Procedure ("IRP") for MAAs. The IRP applies since January 1, 2024 and replaces existing EU reliance procedures to apply for authorizations from seven international regulators (e.g., Health Canada, Swissmedic, FDA, EMA, among others). The IRP allows medicinal products approved in other jurisdictions that meet certain criteria to undergo a fast-tracked MHRA review to obtain and/or update a MA in the UK or Great Britain.

Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations and renewals.

*Centralized Authorization Procedure*

The centralized procedure provides for the grant of a single MA that is issued by the EC following the scientific assessment of the application by the EMA that is valid for all EU Member States as well as in the three additional EEA member states. The centralized procedure is compulsory for certain types of medicinal products, including for medicines developed by means of certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products ("ATMP") and medicinal products with a new active substance indicated for the treatment of certain diseases (AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases). For medicinal products containing a new active substance not yet authorized in the EEA before May 20, 2004 and indicated for the treatment of other diseases, medicinal products that constitute significant therapeutic, scientific or technical innovations or for which the grant of a MA through the centralized procedure would be in the interest of public health at EU level, an applicant may voluntarily submit an application for a marketing authorization through the centralized procedure.

Under the centralized procedure, the CHMP established at the EMA, is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure, the timeframe for the evaluation of an MAA by the EMA's CHMP is, in principle, 210 days from receipt of a valid MAA. However, this timeline excludes clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP, so the overall process typically takes a year or more, unless the application is eligible for an accelerated assessment. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. Upon request, the CHMP can reduce the time frame to 150 days if the applicant provides sufficient justification for an accelerated assessment. The CHMP will provide a positive opinion regarding the application only if it meets certain quality, safety and efficacy requirements. This opinion is then transmitted to the EC, which has the ultimate authority for granting MA within 67 days after receipt of the CHMP opinion.

*Decentralized Authorization Procedure*

Medicines that fall outside the mandatory scope of the centralized procedure have three routes to authorization: (i) they can be authorized under the centralized procedure if they concern a significant therapeutic, scientific or technical innovation, or if their authorization would be in the interest of public health; (ii) they can be authorized under a decentralized procedure where an applicant applies for simultaneous authorization in more than one EU member state; or (iii) they can be authorized in an EU member state in accordance with that state's national procedures and then be authorized in other EU countries by a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization (mutual recognition procedure).

The decentralized procedure permits companies to file identical MA applications for a medicinal product to the competent authorities in various EU Member States simultaneously if such medicinal product has not received marketing approval in any EU Member State before. This procedure is available for pharmaceutical products not falling within the mandatory scope of the centralized procedure. The competent authority of a single EU Member State, the reference member state, is appointed to review the application and provide an assessment report. The competent authorities of the other EU Member States, the concerned member states, are subsequently required to grant a marketing authorization for their territories on the basis of this assessment. The only exception to this is where the competent authority of an EU Member State considers that there are concerns of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the EC, whose decision is binding for all EU Member States.

*Risk Management Plan*

All new MAAs must include a RMP describing the risk management system that a company will put in place and documenting measures to prevent or minimize the risks associated with the product. RMPs are continually modified and updated throughout the lifetime of the medicine as new information becomes available. An updated RMP must be submitted: (i) at the request of EMA or a national competent authority, or (ii) whenever the risk-management system is modified, especially as the result of new information being received that may lead to a significant change to the benefit-risk profile or as a result of an important pharmacovigilance or risk-minimization milestone being reached. The regulatory authorities may also impose specific obligations as a condition of the MA. Since October 20, 2023, all RMPs for centrally authorized products are published by the EMA, subject only to limited redactions.

*MA Validity Period*

Marketing Authorizations have an initial duration of five years. After these five years, the authorization may subsequently be renewed on the basis of a reevaluation of the risk-benefit balance. Once renewed, the MA is valid for an unlimited period unless the EC or the national competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Applications for renewal must be made to the EMA at least nine months before the five-year period expires.

Additionally, the holder of a MA for an ATMP must put in place and maintain a system to ensure that each individual product and its starting and raw materials, including all substances coming into contact with the cells or tissues it may contain, can be traced through the sourcing, manufacturing, packaging, storage, transport and delivery to the relevant healthcare institution where the product is used.

Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

For the UK, the period of three years during which the drug has not been marketed in Great Britain will be restarted from the date of conversion to a Great Britain MA. Conversion refers to the procedure by which, as of January 1, 2021, MAs granted on the basis of a centralized procedure in the EU are only valid in Northern Ireland but not in Great Britain, whereas, prior EU authorizations have all been automatically converted into UK MAs effective in Great Britain only.

On the other hand, for the EU, in the case the drug has been marketed in the UK, the placing on the UK market before the end of the period starting when the UK left the EU on January 31, 2020 and ending on December 31, 2020 (the "Brexit Transition Period") will be taken into account. If, after the end of the Brexit Transition Period, the drug is not placed on any other market of the remaining EU Member States, the three-year period will start running from the last date the drug was placed on the UK market before the end of the Brexit Transition Period.

*Exceptional Circumstances/Conditional Approval*

Similar to accelerated approval regulations in the United States, conditional MAs can be granted in the EU in exceptional circumstances. A conditional MA can be granted for medicinal products where, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, a number of criteria are fulfilled: (i) the benefit/risk balance of the product is positive, (ii) it is likely that the applicant will be in a position to provide the comprehensive clinical data, (iii) unmet medical needs will be fulfilled by the grant of the MA and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional MA must be renewed annually.

*Data and Market Exclusivity*

As in the United States, it may be possible to obtain a period of market and / or data exclusivity in the EU that would have the effect of postponing the entry into the marketplace of a competitor's generic, hybrid or biosimilar product (even if the pharmaceutical product has already received a MA) and prohibiting another applicant from relying on the MA holder's pharmacological, toxicological and clinical data in support of another MA for the purposes of submitting an application, obtaining MA or placing the product on the market. New Chemical Entities ("NCEs") approved in the EU qualify for eight years of data exclusivity and 10 years of marketing exclusivity.

An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.

The data exclusivity period begins on the date of the product's first MA in the EU. After eight years, a generic product application may be submitted and generic companies may rely on the MA holder's data. However, a generic product cannot launch until two years later (or a total of 10 years after the first MA in the EU of the innovator product), or three years later (or a total of 11 years after the first MA in the EU of the innovator product) if the MA holder obtains MA for a new indication with significant clinical benefit within the eight-year data exclusivity period. Additionally, another noncumulative one-year period of data exclusivity can be added to the eight years of data exclusivity where an application is made for a new indication for a well-established substance, provided that significant preclinical or clinical studies were carried out in relation to the new indication. Another year of data exclusivity may be added to the eight years, where a change of classification of a pharmaceutical product has been authorized on the basis of significant pre-trial tests or clinical trials (when examining an application by another applicant for or holder of market authorization for a change of classification of the same substance the competent authority will not refer to the results of those tests or trials for one year after the initial change was authorized).

Products may not be granted data exclusivity since there is no guarantee that a product will be considered by the European Union's regulatory authorities to include an NCE. Even if a compound is considered to be a NCE and the MA applicant is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the medicinal product if such company can complete a full MAA with their own complete database of pharmaceutical tests, preclinical studies and clinical trials and obtain MA of its product.

On April 26, 2023, the EC submitted a proposal for the reform of the European pharmaceutical legislation. The current draft envisages, e.g., a shortening of the periods of data exclusivity; however, there is currently neither a final version of this draft nor a date for its entry into force.

*Pediatric Development*

In the EU, companies developing a new medicinal product are obligated to study their product in children and must therefore submit a pediatric improvement plan ("PIP") together with a request for

315

agreement to the EMA. The EMA issues a decision on the PIP based on an opinion of the EMA's Pediatric Committee. Companies must conduct pediatric clinical trials in accordance with the PIP approved by the EMA, unless a deferral (e.g., until enough information to demonstrate its effectiveness and safety in adults is available) or waiver (e.g., because the relevant disease or condition occurs only in adults) has been granted by the EMA. The MAA for the medicinal product must include the results of all pediatric clinical trials performed and details of all information collected in compliance with the approved PIP, unless a waiver or a deferral has been granted, in which case the pediatric clinical trials may be completed at a later date. Medicinal products that are granted an MA on the basis of the pediatric clinical trials conducted in accordance with the approved PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two-year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the approved PIP are developed and submitted. An approved PIP is also required when a MA holder wants to add a new indication, medicinal form or route of administration for a medicine that is already authorized and covered by intellectual property rights.

In the UK, the MHRA has published guidance on the procedures for UK PIPs which, where possible, mirror the submission format and requirements of the EU system. EU PIPs remain applicable for Northern Ireland and EU PIPs agreed by the EMA prior to January 1, 2021 have been adopted as UK PIPs.

*PRIME Designation*

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The Priority Medicines ("PRIME") scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies on the basis of compelling non-clinical data and tolerability data from initial clinical trials. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, once a candidate medicine has been selected for the PRIME scheme, a dedicated contact point and rapporteur from the CHMP or from CAT are appointed facilitating increased understanding of the product at EMA's Committee level. A kick-off meeting with the CHMP/CAT rapporteur initiates these relationships and includes a team of multidisciplinary experts to provide guidance on the overall development plan and regulatory strategy. PRIME eligibility does not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval.

*Post-Approval Regulation*

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the EC and/or the competent regulatory authorities of the EU Member States. This oversight applies both before and after grant of manufacturing licenses and marketing authorizations. It includes control of compliance with EU good manufacturing practices rules, manufacturing authorizations, pharmacovigilance rules and requirements governing advertising, promotion, sale, and distribution, recordkeeping, importing and exporting of medicinal products.

Failure by Jade or by any of its third-party partners, including suppliers, manufacturers and distributors to comply with EU laws and the related national laws of individual EU Member States governing the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of MA, statutory health insurance, bribery and anti-corruption or other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

The holder of MA for a medicinal product must also comply with EU pharmacovigilance legislation and its related regulations and guidelines, which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products.

These pharmacovigilance rules can impose on holders of MAs the obligation to conduct a labor intensive collection of data regarding the risks and benefits of marketed medicinal products and to engage in ongoing assessments of those risks and benefits, including the possible requirement to conduct additional clinical studies or post-authorization safety studies to obtain further information on a medicine's safety, or to measure the effectiveness of risk-management measures, which may be time consuming and expensive and could impact Jade's profitability. MA holders must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of Periodic Safety Update Reports ("PSURs") in relation to medicinal products for which they hold MAs. The EMA reviews PSURs for medicinal products authorized through the centralized procedure. If the EMA has concerns that the risk benefit profile of a product has varied, it can adopt an opinion advising that the existing MA for the product be suspended, withdrawn or varied. The agency can advise that the MA holder be obliged to conduct post-authorization Phase 4 safety studies. If the EC agrees with the opinion, it can adopt a decision varying the existing MA. Failure by the MA holder to fulfill the obligations for which the EC's decision provides can undermine the ongoing validity of the MA.

More generally, non-compliance with pharmacovigilance obligations can lead to the variation, suspension or withdrawal of the MA for the product or imposition of financial penalties or other enforcement measures.

The manufacturing process for pharmaceutical products in the European Union is highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU GMP standards when manufacturing pharmaceutical products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union. Similarly, the distribution of pharmaceutical products into and within the European Union is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. The manufacturer or importer must have a qualified person who is responsible for certifying that each batch of product has been manufactured in accordance with GMP, before releasing the product for commercial distribution in the European Union or for use in a clinical trial. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.

*Sales and Marketing Regulations*

The advertising and promotion of Jade's products is also subject to EU laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. In addition, other national legislation of individual EU Member States may apply to the advertising and promotion of medicinal products and may differ from one country to another. These laws require that promotional materials and advertising in relation to medicinal products comply with the product's summary of product characteristics ("SmPC") as approved by the competent regulatory authorities. The SmPC is the document that provides information to physicians concerning the safe and effective use of the medicinal product. It forms an intrinsic and integral part of the marketing authorization granted for the medicinal product. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion. All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription-only medicines is also prohibited in the EU. Violations of the rules governing the promotion of medicinal products in the European Union could be penalized by administrative measures, fines and imprisonment. These laws may further limit or restrict the advertising and promotion of Jade's products to the general public and may also impose limitations on its promotional activities with healthcare professionals.

EU regulation with regards to dispensing, sale and purchase of medicines has generally been preserved in the UK following Brexit, through the Human Medicines Regulations 2012. However, organizations wishing to sell medicines online need to register with the MHRA. Following Brexit, the requirements to display the common logo no longer apply to UK-based online sellers, except for those established in Northern Ireland.

*Anti-Corruption Legislation*

In the EU, interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians' codes of professional conduct both at EU level and in the individual EU Member States. The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of the EU Member States. Violation of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain EU Member States also must be publicly disclosed. Moreover, agreements with physicians must often be the subject of prior notification and approval by the physician's employer, his/her regulatory professional organization, and/or the competent authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct, applicable in the individual EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In the UK, the pharmaceutical sector is recognized as being particularly vulnerable to corrupt practices, some of which fall within the scope of the Bribery Act 2010. Due to the Bribery Act 2010's far-reaching territorial application, the potential penalized act does not have to occur in the UK to become within its scope. If the act or omission does not take place in the UK, but the person's act or omission would constitute an offense if carried out there and the person has a close connection with the UK, an offense will still have been committed. The Bribery Act 2010 is comprised of four offenses that cover (i) individuals, companies and partnerships that give, promise or offer bribes, (ii) individuals, companies and partnerships that request, agree to receive or accept bribes, (iii) individuals, companies and partnerships that bribe foreign public officials, and (iv) companies and partnerships that fail to prevent persons acting on their behalf from paying bribes. The penalties imposed under the Bribery Act 2010 depend on the offence committed, harm and culpability and penalties range from unlimited fines to imprisonment for a maximum term of 10 years and in some cases both.

*Regulations in the UK and Other Markets*

The UK formally left the EU on January 31, 2020 and the transition period, during which EU laws continued to apply to the UK, expired on December 31, 2020. This means EU laws now only apply to the UK in respect of Northern Ireland as laid out in the Protocol on Ireland and Northern Ireland. Following the end of the transition period, the EU and the UK concluded the TCA, which applied provisionally from January 1, 2021 and entered into force on May 1, 2021.

The TCA includes provisions affecting the life sciences sector (including on customs and tariffs) but areas for further discussion between the EU and the UK remain. Some specific provisions concerning pharmaceuticals are in place, including the mutual recognition of GMP and issued GMP documents. The TCA does not, however, contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards.

Since January 1, 2021, the EU laws which have been transposed into UK law through secondary legislation continue to be applicable in the UK as "retained EU law." As there is no general power to amend these regulations, the UK government has enacted the Medicines and Medical Devices Act 2021. The purpose of the act is to enable the existing regulatory frameworks in relation to human medicines, clinical trials of human medicines, veterinary medicines and medical devices to be updated. The powers under the act may only be exercised in relation to specified matters and must safeguard public health.

Specified provisions of the Medicines and Medical Devices Act 2021 entered into force on February 11, 2021. The remaining provisions came into effect within two months of February 11, 2021 or will otherwise come into effect as stipulated in subsequent statutory instruments. The Medicines and Medical Devices Act 2021 supplements the UK Medical Devices Regulations 2002 (the "UK Regulations"), which are based on the EU Medical Devices Directive as amended to reflect the UK's post-Brexit regulatory regime. Notably, the UK Regulations do not include any of the revisions that have been made by the EU Medical Devices Regulation (EU) 2017/745, which, since May 26, 2021, now applies in all EU Member States.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Jade fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

### *Regulation of Medical Products in New Zealand*

Clinical trials in New Zealand are regulated under the Medicines Act 1981 ("Medicines Act") and Medicines Regulations 1984.

#### *Clinical trial requirements*

The New Zealand Medicines and Medical Devices Safety Authority ("Medsafe") is the regulatory authority that administers the application and approval process for medicines and clinical trials in New Zealand (under delegation from the Director-General of Health). Approval from Medsafe is required in the following two circumstances:

- before a medicine can be distributed in New Zealand — see "Approval for distribution" below; however, there is an exemption from this approval requirement for medicines that are imported or manufactured for the sole purpose of use in a clinical trial (including pharmacokinetic, bioequivalence and first-in-human studies); and

- for all clinical trials involving unapproved medicines carried out in New Zealand; however, if a medicine is already approved by Medsafe for distribution in New Zealand, then there is no separate requirement to obtain approval for clinical trials with that medicine (including if the medicine is being tested for a use not provided for under its existing authorization).

Medsafe also expects all clinical trials to be carried out in accordance with internationally accepted standards for good clinical practice as published by the EMA in its Guideline for Good Clinical Practice, to the extent that these standards are compatible with the Medicines Act.

#### *Clinical trial approval process*

The clinical trial approval process requires submission of an online application to Medsafe. The application must include information about the nature of the medicine, the purpose of the trial, details of the investigators conducting the trial, written consent to nomination from each investigator, copies of information supplied to the investigators, a protocol of the trial, and details of the sites and facilities used. The application must be made by the actual or intended importer, manufacturer, packer, or supplier of the medicine in New Zealand. Once approved, the applicant becomes the "sponsor" and assumes responsibility and legal liability for the trial in New Zealand.

Once an application is received, Medsafe provides it to the Health Research Council of New Zealand ("HRC"). One of two HRC standing committees will consider the application and make a recommendation to Medsafe as to whether the clinical trial should be approved (with or without conditions) or declined.

The Standing Committee on Therapeutic Trials considers pharmaceutical medicine trial applications, while the Gene Technology Advisory Committee considers applications for trials involving gene and other biotechnology therapies. Both standing committees undertake a similar scientific assessment process, and consider factors such as trial protocol and design, data collection, and general compliance with the Guideline for Good Practice before making a recommendation to Medsafe.

*Ethical requirements*

Medsafe expects all clinical trials to be approved by the Health and Disability Ethics Committee ("HDEC"), regardless of whether Medicines Act approval is required. HDEC reviews and approves applications and provides ongoing oversight of clinical trials to ensure alignment with good ethical practice. HDEC approval can be sought before, during, or after Medicines Act approval is sought from Medsafe.

*Registration*

A clinical trial's sponsor may register a trial with the Australian New Zealand Clinical Trials Registry ("ANZCTR"), an online public registry of clinical trials undertaken in New Zealand, Australia, and elsewhere. While not mandatory, the ANZCTR is a recognized part of the World Health Organisation Registry Network and registration is encouraged by the World Health Organisation.

*Approval for distribution*

If a sponsor decides to distribute the new medicine product in New Zealand after the clinical trial, the sponsor must apply for distribution approval. This is separate to the approval process for clinical trials and involves submitting an application to Medsafe for consideration. Medsafe assesses the safety, efficacy, quality and risk profile of the medicine, and makes a recommendation to the Minister of Health as to whether the medicine should be approved for distribution (in practice, the Minister follows Medsafe's recommendation).

**Properties and Facilities**

Jade is a primarily remote company and does not maintain a physical headquarters. Jade believes this arrangement supports its current and near-term future anticipated needs. For administrative purposes, Jade leases office space in Vancouver, Canada and maintains a mailing address at 221 Crescent St., Building 23, Suite 105, Waltham, MA. As Jade expands, it believes that suitable additional alternative spaces will be available in the future on commercially reasonable terms, if required.

**Legal Proceedings**

From time to time, Jade may be involved in legal proceedings arising in the ordinary course of its business. Jade is not presently a party to or aware of any legal proceedings that, in the opinion of management, would have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on Jade due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

# AEROVATE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis of Aerovate's financial condition and results of operations should be read in conjunction with Aerovate's audited consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that reflect Aerovate's plans, estimates and beliefs, and involve risks and uncertainties. Aerovate's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those discussed in the section titled "Risk Factors" beginning on page 27 of this proxy statement/prospectus and elsewhere in this proxy statement/prospectus. Please see the section titled "Cautionary Note Regarding Forward-Looking Statements" beginning on page 106 of this proxy statement/ prospectus.*

## Overview

Aerovate is a biopharmaceutical company. Aerovate's initial focus was on advancing AV-101, Aerovate's dry powder inhaled formulation of imatinib for the treatment of pulmonary arterial hypertension ("PAH"), a devastating disease impacting approximately 70,000 people in the United States and Europe. On June 17, 2024, Aerovate announced topline results from the Phase 2b portion of its Phase 2b/Phase 3 Inhaled Imatinib Pulmonary Arterial Hypertension Clinical Trial of AV-101 ("IMPAHCT"). Topline data showed that, while AV-101 was generally well tolerated across all dose groups, the study did not meet its primary endpoint for improvement in pulmonary vascular resistance compared to placebo for any of the studied doses or show meaningful improvements in the secondary endpoint of change in six-minute walk distance. Aerovate also reviewed data from several additional secondary endpoints of the Phase 2b portion of IMPAHCT, which also failed to show meaningful improvements. Based upon these results and in agreement with the independent study advisory committee, Aerovate halted enrollment and shut down the Phase 3 portion of IMPAHCT as well as the long-term extension study. AV-101 for the treatment of PAH was Aerovate's only product candidate in development. Aerovate does not intend to resume development of AV-101 or any other product candidates. In July 2024, Aerovate announced the decision to conduct a comprehensive review of strategic alternatives focused on maximizing shareholder value. Aerovate also engaged Wedbush Securities Inc. as its exclusive strategic financial advisor to assist in the process of exploring strategic alternatives, which may include but are not limited to, an acquisition, merger, reverse merger, business combination, liquidation or other transaction.

## Recent Developments

In June 2024, following Aerovate's decision to halt further development of AV-101, Aerovate announced its plan to terminate nearly all of its workforce in the coming months (the "Workforce Reduction Plan"). As of December 31, 2024, 47 individuals, or approximately 92% of Aerovate's workforce, have been terminated. The affected individuals have been and will be provided severance benefits, including cash severance payments. Each affected individual's eligibility for severance benefits is contingent upon entering into a separation agreement, which includes a general release of claims against Aerovate. In connection with the Workforce Reduction Plan, Aerovate incurred costs (in consideration of releases) of approximately $6.7 million, which are primarily one-time severance benefits.

On October 30, 2024, Aerovate entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Aerovate, Caribbean Merger Sub I, Inc., a Delaware corporation and Aerovate's wholly owned subsidiary ("Merger Sub I"), Caribbean Merger Sub II, LLC, a Delaware limited liability company and Aerovate's wholly owned subsidiary ("Merger Sub II," and together with Merger Sub I, "Merger Subs"), and Jade Biosciences, Inc., a Delaware corporation ("Jade"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, among other things, Merger Sub I will merge with and into Jade, with Jade surviving as a wholly owned subsidiary of Aerovate and the surviving corporation of the merger (the "First Merger"), and as part of the same overall transaction, Jade will merge with and into Merger Sub II, with Merger Sub II continuing as Aerovate's wholly owned subsidiary and the surviving entity of the merger (the "Second Merger," and together with the First Merger, the "Merger"). The Merger will qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In addition, in connection with the closing of the Merger (the "Closing"), Aerovate expects to declare a pre-Closing special cash dividend (the "Cash Dividend") to its pre-Merger stockholders of approximately $65.0 million in the aggregate, provided such amount is subject to adjustment as set forth in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), (a) each then-outstanding share of Jade common stock, par value $0.0001 per share (including shares of Jade common stock issued in the Jade Pre-Closing Financing), will be converted into the right to receive a number of shares of Aerovate common stock, par value $0.0001 per share, based on a ratio calculated in accordance with the Merger Agreement (the "Exchange Ratio"), provided that any unvested restricted shares of Jade common stock will be subject to the same terms and conditions (including, without limitation, vesting and repurchase provisions) that are otherwise applicable to such unvested shares as of immediately prior to the Effective Time, (b) each then-outstanding share of Jade preferred stock, par value $0.0001 per share ("Jade Preferred Stock") will be converted into the right to receive a number of shares of Aerovate's newly authorized convertible preferred stock, par value $0.0001 per share, equal to (x) the Exchange Ratio divided by (y) 1,000, (c) each then-outstanding option to purchase Jade common stock will be assumed by Aerovate, subject to adjustment based on the Exchange Ratio as set forth in the Merger Agreement and (d) each then-outstanding pre-funded warrant to purchase shares of Jade common stock will be converted into a pre-funded warrant to purchase shares of Aerovate common stock, subject to adjustment based on the Exchange Ratio as set forth in the Merger Agreement.

Aerovate and Jade have each agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) obtaining the requisite approval of their respective stockholders, (2) non-solicitation of alternative acquisition proposals and (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the Closing.

On October 30, 2024, Jade entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain existing Jade stockholders and new investors (the "Investors"). Pursuant to the Purchase Agreement, and subject to the terms and conditions thereof, Jade agreed to sell, and the Investors agreed to purchase, immediately prior to the consummation of the Merger, shares of Jade common stock and pre-funded warrants for an aggregate purchase price of approximately $300.0 million in the Jade Pre-Closing Financing, which reflects the conversion of the previously issued $95 million of convertible notes. The consummation of the Jade Pre-Closing Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement and in the Purchase Agreement. Shares of Jade common stock and pre-funded warrants issued pursuant to this financing transaction will be converted into shares of Aerovate common stock and pre-funded warrants to acquire shares of Aerovate common stock, in accordance with the Exchange Ratio and the Merger Agreement.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) requisite approval by Aerovate's stockholders, (2) approval by the requisite Jade stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (3) Nasdaq's approval of the listing of the shares of Aerovate common stock to be issued in connection with the Merger, and (4) an executed Purchase Agreement for the Jade Pre-Closing Financing in full force and effect evidencing cash proceeds of not less than $80.0 million to be received by the Combined Company immediately prior to or following the Closing.

The Merger Agreement contains certain termination rights of each of Aerovate and Jade. Upon termination of the Merger Agreement under specified circumstances, Aerovate may be required to pay Jade a termination fee of $2,340,000, and in certain other circumstances, Jade may be required to pay Aerovate a termination fee of $5,250,000.

Pursuant to a Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock to be filed by Aerovate with the Secretary of State of the State of Delaware (the "Certificate of Designation") in connection with the Merger Agreement and the transactions thereunder, Aerovate will establish the terms of a new series of preferred stock of Aerovate designated as Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (the "Aerovate Series A Preferred Stock"). Holders of the Aerovate Series A Preferred Stock will be entitled to receive dividends on shares of Aerovate Series A Preferred Stock equal to, on an as-if-converted-to-Aerovate common stock basis, and in the same form as dividends actually paid on shares of Aerovate common stock. Except as otherwise required by the Certificate of Designation or law, the Aerovate Series A Preferred Stock will not have voting rights. However, as long as any shares of Aerovate Series A Preferred Stock are outstanding, Aerovate will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Aerovate Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Aerovate Series A Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend Aerovate's certificate of incorporation, bylaws or other charter documents in any manner that adversely affects any rights of the holders of the Aerovate Series A Preferred Stock, (d) file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock (as defined in the Certificate of Designation), if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Aerovate Series A Preferred Stock, (e) issue further shares of the Aerovate Series A Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of the Aerovate Series A Preferred Stock, (f) at any time while at least 30% of the originally issued Aerovate Series A Preferred Stock remains issued and outstanding, consummate either (A) a Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of Aerovate or other business combination in which Aerovate's stockholders immediately before such transaction do not hold at least a majority of the capital stock of Aerovate immediately after such transaction, or (f) enter into any agreement with respect to any of the foregoing. The Aerovate Series A Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of Aerovate.

Following the closing of the First Merger, each share of Aerovate Series A Preferred Stock then outstanding shall be convertible, at any time and from time to time, at the option of the holder of the Aerovate Series A Preferred Stock, into a number of shares equal to 1,000 shares of Aerovate common stock, subject to certain limitations, including that a holder of Aerovate Series A Preferred Stock is prohibited from converting shares of Aerovate Series A Preferred Stock into shares of Aerovate common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 19.99%) of the total number of shares of Aerovate common stock issued and outstanding immediately after giving effect to such conversion.

At the Effective Time, Aerovate's board of directors of is expected to consist of six members, all of whom will be designated by Jade.

Concurrently and in connection with the execution of the Merger Agreement, (i) certain stockholders of Jade (solely in their respective capacities as Jade stockholders) holding approximately 99% of the outstanding shares of Jade capital stock have entered into support agreements with Aerovate and Jade to vote all of their shares of Jade capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and (ii) certain of Aerovate's stockholders holding approximately 37.7% of the outstanding shares of Aerovate common stock have entered into support agreements with Aerovate and Jade to vote all of their shares of Aerovate common stock in favor of, among other things, the adoption and approval of the Merger Agreement and the transactions contemplated thereby.

### At-The-Market Offering

On April 5, 2023, Aerovate entered into an ATM Equity Offering^SM Sales Agreement (the "Sales Agreement"), with BofA Securities, Inc. (the "Agent"), pursuant to which Aerovate established an "at-the-market" offering program, to sell, from time to time, at Aerovate's option, up to an aggregate of $75.0 million of shares of Aerovate common stock, through the Agent, as sales agent. As of December 31, 2024, 3,462,721 shares have been sold under the Sales Agreement, generating $67.9 million of net proceeds after deducting commissions to the Agent and other offering costs. As of the date of this proxy statement/prospectus, up to $6.0 million of shares of Aerovate common stock remain available for sale from time to time under the Sales Agreement.

### Components of Results of Operations

*Revenue*

Aerovate currently has no products approved for sale, and has not generated any revenue to date. At this time, Aerovate does not intend to resume development of AV-101 or any other product candidates, and as a result, Aerovate currently does not anticipate generating revenue. Aerovate's ability to generate product revenue will depend on the successful development and eventual commercialization of any future drug candidates Aerovate may pursue. If Aerovate does not resume development activities or if Aerovate resumes development but fails to obtain regulatory approval for any future drug candidates, Aerovate's ability to generate future revenue and its results of operations and financial position would be materially adversely affected.

***Operating Expenses***

*Research and Development*

Prior to mid-June, Aerovate's research and development expenses have related to the development of AV-101. Since Aerovate's decision to halt further development of AV-101, Aerovate has also incurred costs related to shutting down its clinical trials and research and development operations. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

- external research and development expenses incurred under agreements with contract research organizations ("CROs") and consultants to conduct and support clinical trials of AV-101 and Aerovate's preclinical studies;

- costs related to manufacturing AV-101 for use in clinical trials;

- personnel-related costs, including salaries, payroll taxes, employee benefits, stock-based compensation charges and severance, for those individuals involved in research and development efforts; and

- costs related to shutting down clinical trials of AV-101.

Aerovate's research and development expenses consist principally of direct costs, such as fees paid to CROs, investigative sites and consultants in connection with Aerovate's clinical trials, preclinical and non-clinical studies, and costs related to manufacturing clinical trial materials. Aerovate deploys its personnel related resources across all of its research and development activities. Aerovate tracks direct expenses on a clinical and non-clinical basis.

The successful development of any future product candidates is highly uncertain. Therefore, Aerovate cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that would be necessary to complete the potential development and commercialization of any future product candidates. Aerovate is also unable to predict when, if ever, material net cash inflows will commence from the sale of potential future product candidates, if approved. This is due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

- per patient trial costs;

- the number of trials required for approval;

- the number of sites included in the trials;

- the countries in which the trials are conducted;

- the length of time required to enroll eligible patients;

- the number of patients that participate in the trials;

- the number of doses evaluated in the trials;

- the drop-out or discontinuation rates of patients;

- potential additional safety monitoring requested by regulatory agencies;

- the duration of patient participation in the trials and follow-up; and

- the efficacy and safety profile of the product candidate.

*General and Administrative*

General and administrative expenses consist primarily of personnel-related costs, including salaries, payroll taxes, employee benefits, stock-based compensation and severance charges for those individuals in executive, finance and other administrative functions. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, and insurance costs. Aerovate anticipates that its general and administrative expenses will decrease for the second half of 2024 as Aerovate decreases the size of its organization in connection with the Workforce Reduction Plan. Aerovate's future general and administrative expenses will be significantly dependent on Aerovate's ability to successfully consummate the Merger, related audit and legal expenses and whether Aerovate decides to pursue any future product development efforts.

*Interest Income*

Interest income consists of interest earned on cash and cash equivalents and short-term investments.

**Results of Operations**

***Comparison of the Years Ended December 31, 2024 and December 31, 2023***

The following table summarizes Aerovate's results of operations for the years ended December 31, 2024 and December 31, 2023 (in thousands):

|  | Year Ended December 31, | | Change |
|---|---|---|---|
|  | **2024** | **2023** |  |
|  | (unaudited) | | |
| Operating expenses: | | | |
| Research and development | $ 53,187 | $ 64,219 | $(11,032) |
| General and administrative | 21,409 | 17,190 | 4,219 |
| Total operating expenses | 74,596 | 81,409 | (6,813) |
| Loss from operations | (74,596) | (81,409) | 6,813 |
| Other income (expense): | | | |
| Interest income | 5,042 | 5,945 | (903) |
| Other expense | (19) | (1) | (18) |
| Total other income | 5,023 | 5,944 | (921) |
| Net loss before income taxes | $(69,573) | $(75,465) | $ 5,892 |
| Provision for income taxes | 55 | 56 | (1) |
| Net loss | $(69,628) | $(75,521) | $ 5,893 |

*Research and Development Expenses*

Research and development expenses for the year ended December 31, 2024 were $53.2 million compared to $64.2 million for the year ended December 31, 2023. The decrease of $11.0 million was primarily due to decreases of $6.6 million in clinical trial costs, $3.2 million in contract manufacturing costs, and $2.3 million in headcount related costs, partially offset by lower regulatory and other costs of $1.1 million.

*General and Administrative Expenses*

General and administrative expenses for the year ended December 31, 2024 were $21.4 million compared to $17.2 million for the year ended December 31, 2023. The increase of $4.2 million was primarily due to a $2.4 million increase in legal and consulting costs, a $1.3 million increase in headcount related and stock based compensation expense, and a $0.9 million increase in travel and other miscellaneous costs, offset by decreases of $0.4 million in insurance costs.

### Total Other Income

Other income for the year ended December 31, 2024 was $5.0 million compared to $5.9 million of other income for the year ended December 31, 2023. The change was primarily due to interest earned on Aerovate's cash and cash equivalents and short-term investments for the year ended December 31, 2024.

### Liquidity and Capital Resources

From Aerovate's inception through December 31, 2024, Aerovate has received aggregate net proceeds of $79.8 million from the sale of shares of its convertible preferred stock and $5.0 million from convertible promissory notes to related parties. In July 2021, Aerovate completed its initial public offering with aggregate net proceeds from the offering of $126.9 million, after deducting underwriting discounts, commissions and offering costs.

On October 30, 2024, Aerovate entered into the Merger Agreement pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub I will merge with and into Jade, with Jade surviving as a wholly owned subsidiary of Aerovate and the surviving corporation of the First Merger and, as part of the same overall transaction, Jade will merge with and into Merger Sub II, with Merger Sub II continuing as Aerovate's wholly owned subsidiary and the surviving entity of the Second Merger. The Closing is subject to approval by Aerovate's stockholders and the stockholders of Jade and other customary closing conditions. Aerovate's future operations are highly dependent on the success of the proposed Merger with Jade.

### At-the-Market Offering

On April 5, 2023, Aerovate entered into the Sales Agreement with the Agent, pursuant to which Aerovate can sell, from time to time, up to an aggregate of $75.0 million of shares of Aerovate common stock, through the Agent, as sales agent. As of December 31, 2024, 3,462,721 shares have been sold under the Sales Agreement, generating $67.9 million of net proceeds after deducting commissions to the Agent and other offering costs. As of the date of this proxy statement/prospectus, up to $6.0 million of shares of Aerovate common stock remain available for sale from time to time under the Sales Agreement.

### Future Funding Requirements

As of December 31, 2024, Aerovate had cash and cash equivalents and short-term investments of $78.6 million. Aerovate expects its existing cash and cash equivalents and short-term investments will be sufficient to fund its operations for at least twelve months from the date of filing this proxy statement/prospectus. However, Aerovate's forecast of the period of time through which Aerovate's financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. Aerovate has based this estimate on assumptions that may prove to be wrong, and Aerovate could deplete its capital resources sooner than expected. Additionally, the process of conducting clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Aerovate's future capital requirements will depend on many factors, including:

- the costs and timing of the Merger;

- Aerovate's ability to successfully consummate the Merger;

- the costs and timing of any future product development efforts;

- the costs associated with retaining key personnel and consultants, and hiring additional personnel should Aerovate decide to resume development activities;

- the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

- the timing and amount of the milestone or other payments Aerovate must make to any future licensors, if Aerovate enters into any license agreements;

- the costs and timing of establishing or securing sales and marketing capabilities if a product candidate is approved;

- Aerovate's ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third- party payors and adequate market share and revenue for any approved products;

- patients' ability and willingness to pay out-of-pocket costs for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors; and

- costs associated with any products or technologies that Aerovate may in-license or acquire.

Aerovate expects to finance its cash needs through its existing cash, cash equivalents and short-term investments. However, Aerovate may be unable to enter into arrangements when needed on favorable terms or at all. To the extent that Aerovate raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Aerovate's stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of Aerovate's common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting Aerovate's ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Aerovate raises funds through collaborations, or other similar arrangements with third parties, Aerovate may have to relinquish valuable rights to its technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to Aerovate and/or may reduce the value of Aerovate common stock. Aerovate's failure to raise capital or enter into such other arrangements when needed could have a negative impact on Aerovate's financial condition and on its ability to pursue its business plans and strategies. If Aerovate is unable to raise additional funds through equity or debt financings when needed, Aerovate may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market its drug candidates even if Aerovate would otherwise prefer to develop and market such drug candidates itself.

### Lease Obligations

In August 2021, Aerovate entered into a lease agreement (the "Waltham Lease") for approximately 5,000 square feet of office space in Waltham, Massachusetts. The base rent under the Waltham Lease is $43.00 per rentable square foot, or approximately $18,000 per month and is subject to scheduled annual increases of $1.00 per rentable square foot during the lease term. In January 2024, Aerovate entered into the First Amendment to the Waltham Lease resulting in the lease expiring on December 31, 2025, and an increase of $1.00 per rentable square foot during the additional lease term. In obtaining this lease extension, Aerovate no longer has the option to extend the Waltham Lease for one additional period of three years.

In April 2022, Aerovate entered into a lease agreement (the "Foster City Lease") for approximately 3,500 square feet of office space in Foster City, California. The base rent under the Foster City Lease is $76.80 per rentable square foot, or approximately $22,600 per month and is subject to scheduled annual increases of 3% on each annual anniversary during the lease term. The term of the Foster City Lease is thirty-nine months, unless extended or earlier terminated pursuant to the terms of the Foster City Lease. Aerovate has the option to extend the Foster City Lease for one additional period of one year.

As of December 31, 2024, Aerovate does not have any other operating lease obligations, long-term debt obligations, capital lease obligations, purchase obligations or long-term liabilities.

Aerovate enters into contracts in the normal course of business for contract research services, contract manufacturing services, professional services and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included above.

**Cash Flows**

*Comparison of the Years Ended December 31, 2024 and December 31, 2023*

The following table sets forth a summary of the net cash flow activity for the years ended December 31, 2024 and December 31, 2023 (in thousands):

| | Year Ended December 31, | |
| | 2024 | 2023 |
| --- | --- | --- |
| | (unaudited) | |
| Net cash used in operating activities | $(71,196) | $(56,778) |
| Net cash provided by investing activities | 56,029 | 11,876 |
| Net cash provided by financing activities | 25,427 | 45,996 |
| Net increase in cash and cash equivalents | $ 10,260 | $ 1,094 |

*Operating Activities*

Net cash used in operating activities for the year ended December 31, 2024 was $71.2 million, consisting primarily of net loss incurred during the period of $69.6 million adjusted for non-cash charges of $11.3 million for stock-based compensation expense, $2.2 million of accretion on investments, $0.5 million of depreciation and impairment expense, and $11.2 million for net changes in operating assets and liabilities. The net change in operating assets and liabilities primarily related to a $0.3 million increase in prepaid expenses, a $0.6 million decrease in other assets, and a $12.1 million decrease in accounts payable and accrued and other current liabilities.

Net cash used in operating activities for the year ended December 31, 2023 was $56.8 million, consisting primarily of net loss incurred during the period of $75.5 million adjusted for $8.9 million of noncash charges and $9.7 million for net changes in operating assets and liabilities. Noncash charges consisted primarily of $11.9 million in stock-based compensation expense, partially offset by $3.1 million of amortization of investments. The net change in operating assets and liabilities related to a $9.8 million increase in accounts payables and accrued liabilities, a $0.5 million increase in prepaid expenses and other current assets, partially offset by a $0.4 million decrease in liabilities and $0.1 million decrease in other long-term assets.

*Investing Activities*

Net cash provided by investing activities for the year ended December 31, 2024 of $56.0 million consisted of maturities of short-term investments of $75.7 million, offset by purchases of short-term investments of $19.7 million.

Net cash provided by investing activities for the year ended December 31, 2023 of $11.9 million consisted of maturities of short-term investments of $136.0 million, offset by purchases of short-term investments of $124.0 million and $0.1 million for purchases of property and equipment.

*Financing Activities*

Net cash provided by financing activities for the year ended December 31, 2024 of $25.4 million consisted of $23.6 million in net proceeds received from sales of common stock under the Sales Agreement, after deducting Agent commissions, $0.3 million of payments made for offering costs, and $1.8 million of proceeds from stock option exercises and issuances of common stock under Aerovate's employee stock purchase plan.

Net cash provided by financing activities for the year ended December 31, 2023 consisted of $44.9 million in net proceeds received from sales of common stock under the Sales Agreement, after deducting Agent commissions, $1.3 million of proceeds from stock option exercises and issuances of common stock under Aerovate's employee stock purchase plan, offset by $0.2 million of payments made for offering costs.

**Critical Accounting Estimates**

Aerovate's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of Aerovate's consolidated financial statements requires Aerovate to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and the related disclosures of contingent liabilities in Aerovate's consolidated financial statements and accompanying notes. Aerovate bases its estimates and assumptions on historical experience and other factors that Aerovate believes to be reasonable under the circumstances. Aerovate evaluates its estimates and judgments on an ongoing basis. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

See Note 2 to Aerovate's consolidated financial statements included elsewhere in this proxy statement/ prospectus for a summary of significant accounting policies and the effect on Aerovate's consolidated financial statements.

*Research and Development Expenses*

Aerovate is required to estimate its expenses resulting from obligations under contracts with vendors, consultants and CROs, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. Aerovate reflects research and development expenses in its consolidated financial statements by matching those expenses with the period in which services and efforts are expended. Aerovate accounts for these expenses according to the progress of the preclinical or clinical study as measured by the timing of various aspects of the study or related activities. Aerovate determines clinical trial cost estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel and outsider service providers as to the progress of studies or other services being conducted. During the course of a study, Aerovate adjusts its rate of expense recognition if actual results differ from its estimates.

**Emerging Growth Company Status**

As an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Aerovate can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Aerovate has elected to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Aerovate will adopt the new or revised standard at the time public companies adopt the new or revised standard. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

**Recently Issued Accounting Pronouncements**

Aerovate has reviewed all recently issued accounting pronouncements by the Financial Accounting Standards Board and other standard-setting bodies and have determined that such standards that do not require adoption until a future date are not expected to have a material impact on Aerovate's consolidated financial statements, if adopted, or do not otherwise apply to Aerovate's operations.

**QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF AEROVATE**

Aerovate is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required under this section.

# JADE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*You should read the following discussion of Jade's financial condition and results of operations in conjunction with the consolidated financial statements and the related notes thereto and other financial information included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect Jade's current plans, estimates and beliefs. Jade's historical results are not necessarily indicative of the results that may be expected for any period in the future. Jade's actual results and the timing of events could differ materially from those discussed in these forward- looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this proxy statement/prospectus, particularly in the section titled "Risk Factors." Please also see the section titled "Cautionary Note Regarding Forward-Looking Statements."*

## Overview

Jade is a biopharmaceutical company developing potentially differentiated biologic therapies for patients living with autoimmune diseases with the goal of improving upon the existing treatment paradigm through the delivery of improved dosing and convenience, a comparable safety profile, and potentially increased clinical activity. Jade's approach is to discover and efficiently develop biologics that address emerging targets supported by third-party clinical data and that overcome shortcomings of existing product candidates in development, such as potency, bioavailability, formulation, and pharmacokinetic properties. JADE-001, Jade's initial product candidate, is a monoclonal antibody targeting a cytokine called "A PRoliferation Inducing Ligand" ("APRIL") that modulates plasma cell survival and immunoglobulin production, which Jade plans to initially develop for the treatment of IgA nephropathy ("IgAN"). In addition to JADE-001, Jade is conducting pre-clinical research with respect to two other programs in serious, systemic autoimmune indications with high unmet need, JADE-002 and JADE-003.

Since its inception in June 2024, Jade has devoted substantially all of its resources to raising capital, organizing and staffing Jade, business and scientific planning, conducting discovery and research activities, establishing arrangements with third parties, and providing general and administrative support for these operations. Jade does not have any programs approved for sale and has not generated any revenue from product sales. To date, Jade has funded its operations primarily with proceeds from the issuance of its convertible notes, from which Jade received gross proceeds of $80.0 million in July 2024 and $15.0 million in September 2024.

Jade has incurred operating losses since inception. Jade's ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of any programs Jade may develop. Jade generated net losses of $47.0 million for the period from June 18, 2024 (inception) to December 31, 2024. As of December 31, 2024, Jade had an accumulated deficit of $47.0 million. Jade expects to continue to incur significantly increased expenses for the foreseeable future if and as it:

- advances its existing and future research and development and discovery-related development of its JADE-001, JADE-002 and JADE-003 programs, including potential expansion into additional indications;

- seeks and identifies additional research programs and product candidates and initiates discovery-related activities and preclinical studies for those programs;

- completes future preclinical studies for Jade's pipeline;

- pursues investigational new drug applications or comparable foreign applications that allow commencement of Jade's planned clinical trials or future clinical trials for any programs Jade may develop;

- initiates enrollment and successfully completes clinical trials;

- pursues positive results from Jade's future clinical trials that support a finding of safety and effectiveness, an acceptable risk-benefit profile in the intended populations and a competitive efficacy, safety and half-life profile;

- hires research and development, clinical, manufacturing and commercial personnel;

- adds operational, financial and management information systems and personnel;

- experiences any delays, challenges, or other issues associated with the preclinical and clinical development of Jade's programs, including with respect to its regulatory strategies;

- develops, maintains and enhances a sustainable, scalable, reproducible and transferable clinical and commercial-scale current good manufacturing practices ("cGMP") capabilities through a third-party or Jade's own manufacturing facility for the programs Jade may develop;

- seeks, obtains and maintains regulatory approvals for any product candidates for which Jade successfully completes clinical trials;

- ultimately establishes a sales, marketing and distribution infrastructure to commercialize any programs for which Jade may obtain regulatory approval;

- generates revenue from commercial sales of product candidates for which Jade receives regulatory approval, if any;

- maintains safety, tolerability and efficacy profile of any product Jade may develop in additional indications following approval in one indication;

- maintains, expands, enforces, defends and protects Jade's intellectual property portfolio and other intellectual property protection or regulatory exclusivity for any products Jade may develop and defends any intellectual property-related claims;

- further acquires or in-licenses product candidates or programs, intellectual property and technologies;

- maintains Jade's current collaboration and establishes and maintains any future collaborations, including making milestone, royalty or other payments thereunder; and

- incurs additional costs of operating as a public company, including increased costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and U.S. Securities and Exchange Commission ("SEC") requirements, director and officer insurance premiums and investor and public relations costs.

Any changes in the outcome of any of these variables with respect to the development of programs that Jade may identify could mean a significant change in the costs and timing associated with the development of such programs. For example, if the U.S. Food and Drug Administration or another comparable regulatory authority were to require Jade to conduct clinical trials beyond those that Jade currently anticipates will be required to complete clinical development and obtain regulatory approval of one or more product candidates, or if Jade experiences significant delays in Jade's preclinical studies or clinical trials, Jade would be required to expend significant additional financial resources and time to advance and complete clinical development. Jade may never obtain regulatory approval for any of its product candidates.

Jade will not generate revenue from product sales unless and until it successfully initiates and completes clinical development and obtains regulatory approval for any product candidates. If Jade obtains regulatory approval for any of its product candidates and does not enter into a commercialization partnership, it expects to incur significant expenses related to developing Jade's commercialization capability to support product sales, manufacturing, marketing, and distribution.

As a result of all the foregoing, Jade expects to need substantial additional funding to support its continued operations and growth strategy. Until such a time as Jade can generate significant revenue from product sales, if ever, it expects to finance its operations through the sale of equity, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. Jade may be unable to raise additional funds or enter into such other agreements on favorable terms, or at all. If Jade fails to raise capital or enters into such agreements as, and when, needed, Jade may have to significantly delay, scale back or discontinue the development and commercialization of one or more of its programs.

Because of the numerous risks associated with product development, Jade is unable to accurately predict the timing or amount of increased expenses or when or if Jade will be able to achieve or maintain profitability.

Even if Jade is able to generate product sales, Jade may not become profitable. If Jade fails to become profitable or is unable to sustain profitability on a continuing basis, then Jade may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations.

As of December 31, 2024, Jade had cash and cash equivalents of $69.4 million. Based on its current operating plan, Jade has concluded that there is substantial doubt about its ability to continue as a going concern within the 12 months after the date Jade's consolidated financial statements for the period from June 18, 2024 (inception) to December 31, 2024 were available to be issued.

Aerovate Therapeutics, Inc., a Delaware corporation ("Aerovate"), and Jade entered into an Agreement and Plan of Merger (the "Merger Agreement") on October 30, 2024, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Caribbean Merger Sub I, a Delaware corporation and a wholly owned subsidiary of Aerovate ("First Merger Sub"), will merge with and into Jade, with Jade continuing as a wholly owned subsidiary of Aerovate and the surviving corporation of the merger (the "First Merger"), and Jade will merge with and into Caribbean Merger Sub II, LLC, a Delaware limited liability company ("Second Merger Sub" and together with First Merger Sub, "Merger Subs"), with Second Merger Sub being the surviving entity of the merger continuing as a wholly owned subsidiary of Aerovate (the "Second Merger" and, together with the First Merger, the "Merger"). In connection with the Merger, Aerovate will change its name to "Jade Biosciences, Inc." Aerovate following the Merger is referred to herein as the "Combined Company." The Combined Company will be led by Jade's management team and will focus on developing differentiated biologic therapies for patients living with autoimmune diseases.

Concurrent with the execution of the Merger Agreement, Jade entered into a Subscription Agreement with certain investors to which Jade agreed to issue and sell to investors in a private placement financing (the "Jade Pre-Closing Financing") shares and pre-funded warrants of the Jade common stock at an estimated purchase price of $5.9407 per share and $5.9406 per pre-funded warrant for an aggregate purchase price of $300.0 million (which includes $95.0 million of proceeds previously received from the issuance of convertible notes), which is expected to close immediately prior to the closing of the Merger (the "Closing"). At the effective time of the Merger, (i) shares of the Jade's common stock issued in the Jade Pre-Closing Financing will be converted into shares of Aerovate common stock in accordance with the Exchange Ratio and (ii) pre- funded warrants to purchase shares of Jade's common stock will be converted into a pre-funded warrant to purchase shares of Aerovate common stock, subject to adjustment as set forth in the Merger Agreement and the form of pre-funded warrant. The proceeds from the Jade Pre-Closing Financing are expected to advance the Combined Company's pipeline and will be used for research and development, business development, working capital, and other general corporate purposes.

Jade estimates that the net proceeds from the Merger and the Jade Pre-Closing Financing, together with Jade's existing cash as of the date of this proxy statement/prospectus, will be sufficient to enable Jade to fund its operating expenses and capital expenditure requirements through 2027. Jade has based this estimate on assumptions that may prove to be wrong, Jade's operating plan may change as a result of many factors currently unknown to Jade and Jade could exhaust its available capital resources sooner than Jade expects. See the sections titled "— *Liquidity and Capital Resources*" below and "*Risk Factors — Risks Related to Jade's Limited Operating History, Financial Position and Capital Requirements*" beginning on page 62 of this proxy statement/prospectus.

**Impact of General Economic Risk Factors on Jade's Operations**

Uncertainty in the global economy presents significant risks to Jade's business. Jade is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including increases in inflation, fluctuating interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotech areas), recent bank failures, geopolitical factors, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the responses thereto, and supply chain disruptions. While Jade is closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of Jade's business, including the impacts on participants in any future clinical trials and its employees, suppliers, vendors and business partners and Jade's future access to capital, the ultimate extent of the impact on Jade's business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside Jade's control and could exist for an extended period of time. Jade will continue to evaluate the nature and extent of the potential impacts to its business, results of operations, liquidity and capital resources. For additional information, see the section titled "Risk Factors — Risks Related to Jade's Business and Operations."

## Components of Results of Operations

### *Revenue*

To date, Jade has not generated revenue from any sources, including product sales, and does not expect to generate any revenue from the sale of products in the foreseeable future. If Jade's development efforts for its product candidates are successful and result in regulatory approval, Jade may generate revenue in the future from product sales or payments from future collaboration or license agreements that Jade may enter into with third parties, or any combination thereof. Jade cannot predict if, when, or to what extent it will generate revenue from the commercialization and sale of Jade's product candidates. Jade may never succeed in obtaining regulatory approval for any of its product candidates.

### *Operating Expenses*

Jade's operating expenses consist of (i) research and development expenses and (ii) general and administrative expenses.

### *Research and Development*

Research and development expenses consist primarily of costs incurred in connection with the research and development of Jade's programs. These expenses include:

- costs of funding research performed by third parties, including Paragon, that conduct research and development activities on Jade's behalf and services rendered under the Paragon Option Agreement and the JADE-001 License Agreement (as defined below) for the selected target APRIL (JADE-001), and Jade's JADE-002 and JADE-003 programs, which have currently undisclosed targets;

- expenses incurred in connection with continuing Jade's current research programs and discovery-phase development of any programs Jade may identify, including under future agreements with third parties, such as consultants and contractors; and

- personnel-related expenses, including recruiting costs, salaries, bonuses, benefits and equity-based compensation expense.

- Jade expenses research and development costs as incurred. For the period from June 18, 2024 (inception) to December 31, 2024, Jade recognized $24.6 million of expenses in connection with services provided by Paragon under the Paragon Option Agreement and the JADE-001 License Agreement in Jade's consolidated statement of operations and comprehensive loss. See the section titled "Contractual Obligations and Commitments" below for further details on Jade's research plans.

### *General and Administrative*

General and administrative expenses consist primarily of personnel-related expenses, including recruiting costs, salaries, bonuses, benefits, and equity-based compensation, for individuals in Jade's executive, finance, operations, human resources, business development and other administrative functions. Other significant general and administrative expenses include legal fees relating to corporate matters and patent-related activities, insurance costs, information technology, and professional and consulting fees associated with accounting, audit, tax and investor and public relations.

Jade expects that its general and administrative expenses will increase substantially for the foreseeable future as Jade increases its headcount and establishes office space to support its expected growth. Jade also expects to incur increased expenses associated with the Merger and Jade Pre-Closing Financing transactions and becoming a public company, including transactional costs and increased costs of accounting, audit, legal, regulatory and tax related services associated with maintaining compliance with SEC requirements, additional director and officer insurance costs, and investor and public relations costs. Jade also expects to incur additional intellectual property-related expenses as Jade files patent applications to protect innovations arising from its research and development activities.

*Other Income (Expense)*

Other income primarily relates to interest income. Change in fair value of convertible notes payable primarily relates to the fair value adjustment related to Jade's convertible notes.

*Income Taxes*

No provision for income taxes was recorded for the period from June 18, 2024 (inception) through December 31, 2024. Jade has recorded a full valuation allowance against its net deferred tax assets at each balance sheet date, as Jade believes it is not more likely than not that the benefit will be realized due to its cumulative losses generated to date and expectation of future losses.

**Results of Operations for the Period from June 18, 2024 (Inception) to December 31, 2024**

The following table summarizes Jade's consolidated statement of operations and comprehensive loss for the period presented (in thousands):

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---|
| Operating expenses | |
| Research and development[1] | $ 31,234 |
| General and administrative[2] | 4,304 |
| Total operating expenses | 35,538 |
| Loss from operations | (35,538) |
| Other income/(expense) | |
| Interest income | $ 1,159 |
| Change in fair value of convertible notes payable [3] | (12,600) |
| Total other expense, net | (11,441) |
| Net loss and comprehensive loss | $(46,979) |

---

(1) Includes related party amount of $24,581 for the period from June 18, 2024 (inception) to December 31, 2024.

(2) Includes related party amount of $959 for the period from June 18, 2024 (inception) to December 31, 2024.

(3) Includes related party amount of $2,725 for the period from June 18, 2024 (inception) to December 31, 2024.

### Research and Development Expenses

The following table summarizes Jade's research and development expenses incurred for the period presented (in thousands):

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---|
| External research and development costs: | |
| JADE-001 external research and development costs[1] | $22,992 |
| JADE-002 external research and development costs[2] | 2,437 |
| JADE-003 external research and development costs[3] | 2,141 |
| Other research and development costs: | |
| Personnel-related (including stock-based compensation)[4] | 3,509 |
| Other | 155 |
| Total research and development expenses | $31,234 |

---

(1) Includes related party amount of $18,928 for the period from June 18, 2024 (inception) to December 31, 2024.

(2) Includes related party amount of $2,435 for the period from June 18, 2024 (inception) to December 31, 2024.

(3) Includes related party amount of $2,141 for the period from June 18, 2024 (inception) to December 31, 2024.

(4) Includes related party amount of $1,077 for the period from June 18, 2024 (inception) to December 31, 2024.

Research and development expenses were $31.2 million for the period from June 18, 2024 (inception) to December 31, 2024 and consisted primarily of the following:

- $18.9 million of research and development expense related to services rendered by Paragon under the Paragon Option Agreement and the JADE-001 License Agreement for JADE-001, including $1.5 million of milestone payment paid to Paragon under exercise of the option to enter into the JADE-001 License Agreement and nomination of a development candidate for APRIL;

- $4.1 million of research and development expenses on chemistry, manufacturing, toxicology, and development costs for JADE-001, including $3.1 million of chemistry and manufacturing costs for JADE-001 with a third-party contract research organization;

- $2.4 million of research and development expense related to services rendered by Paragon under the Paragon Option Agreement for JADE-002;

- $2.1 million of research and development expense related to services rendered by Paragon under the Paragon Option Agreement for JADE-003;

- $3.5 million of personnel-related costs related to recruiting costs, salaries, benefits, other compensation-related costs, and stock-based compensation expense of $1.3 million, including $1.1 million of stock-based compensation expense related to the Parade warrants; and

- $0.2 million of other research and development expenses.

### General and Administrative Expenses

The following table summarizes Jade's total general and administrative expenses for the period presented (in thousands):

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---|
| Professional and consulting fees[1] | $2,253 |
| Personnel-related (including stock-based compensation)[2] | 1,714 |
| Legal fees related to patent filings[3] | 304 |
| Other[4] | 33 |
| Total general and administrative expenses | $4,304 |

---

(1) Includes related party amount of $81 for the period from June 18, 2024 (inception) to December 31, 2024.

(2) Includes related party amount of $551 for the period from June 18, 2024 (inception) to December 31, 2024.

(3) Includes related party amount of $304 for the period from June 18, 2024 (inception) to December 31, 2024.

(4) Includes related party amount of $23 for the period from June 18, 2024 (inception) to December 31, 2024

General and administrative expenses were $4.3 million for the period from June 18, 2024 (inception) to December 31, 2024 and consisted primarily of the following:

- $2.3 million of professional and consulting fees associated with accounting, audit, investor and public relations and legal fees due to an increase in Jade's business activity and as Jade began preparing to become a public company, including reimbursement to Paragon for such services provided;

- $1.7 million of personnel-related costs related to recruiting costs, salaries, benefits and other compensation-related costs, including stock-based compensation of $0.1 million; and

- $0.3 million of legal fees related to Paragon associated with patent-related activities;

- Less than $0.1 million of other business expenses.

### Liquidity and Capital Resources

#### Sources of Liquidity

Since its inception, Jade has incurred significant operating losses. Jade expects to incur significant expenses and operating losses for the foreseeable future as Jade continues the preclinical development of its programs and commences clinical development of JADE-001. Jade has not yet commercialized any products and Jade does not expect to generate revenue from sales of products for several years, if at all. To date, Jade has funded its operations primarily with proceeds from the sale of Jade's convertible notes. In July 2024, Jade received $80.0 million in gross proceeds from the issuance of its convertible notes and in September 2024 Jade received $15.0 million in gross proceeds for the issuance of additional convertible notes. As of December 31, 2024, Jade had cash and cash equivalents of $69.4 million.

*Cash Flows*

The following table summarizes Jade's cash flows for the period presented (in thousands):

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---|
| Net cash used in operating activities | $(22,614) |
| Net cash provided by financing activities | 92,000 |
| Net increase in cash and cash equivalents | $ 69,386 |

*Net Cash Used in Operating Activities*

From June 18, 2024 (inception) to December 31, 2024, net cash used in operating activities was $22.6 million, which was primarily attributable to a net loss of $47.0 million, partially offset by non-cash charges of $13.9 million and changes in operating assets and liabilities of $10.5 million. Non-cash charges consisted of a $12.6 million increase in the fair value of convertible notes payable and $1.3 million increase in stock-based compensation expense. Net cash provided by changes in Jade's operating activities consisted of a $1.3 million increase in accounts payable, $4.0 million increase in accrued expenses and other current liabilities, and $5.5 million increase in related party accrued expenses and other current liabilities, partially offset by a $0.3 million increase in prepaid expenses and other current assets. The increase in accounts payable, accrued expenses and other current liabilities and amounts due to related parties was primarily due to an increase in Jade's business activity, as well as vendor invoicing and payments. The increase in prepaid expenses and other current assets was primarily due to prepaid research and development expenses with Jade's contract research organization.

*Net Cash Provided by Financing Activities*

From June 18, 2024 (inception) to December 31, 2024, net cash provided by financing activities was $92.0 million, consisting of $95.0 million of net proceeds from the issuance of the convertible notes, partially offset by $3.0 million of payments in deferred offering costs.

***Future Funding Requirements***

To date, Jade has not generated any revenue from product sales. Jade does not expect to generate revenue from product sales unless and until Jade successfully completes preclinical and clinical development of, receives regulatory approval for, and commercializes a product candidate. Jade does not know when, or if, that will occur. Jade expects its expenses to increase substantially in connection with its ongoing activities, particularly as Jade advances the preclinical activities and studies and initiates clinical trials. In addition, if Jade obtains regulatory approval for any programs, Jade expects to incur significant expenses related to product sales, marketing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Further, upon the completion of the Merger, Jade expects to incur additional costs associated with operating as a public company. The timing and amount of Jade's operating expenditures will depend largely on the factors set out above. For more information, see the section titled "*Risk Factors — Risks Related To Jade's Limited Operating History, Financial Position and Capital Requirements*" beginning on page 62 of this proxy statement/prospectus.

Jade's funding requirements and timing and amount of its operating expenditures will depend on many factors, including, but not limited to:

- the rate of progress in the development of Jade's existing and future research and development and discovery-related development of its JADE-001, JADE-002 and JADE-003 programs, including potential expansion into additional indications;

- the scope, progress, results and costs of additional research programs and product candidates and discovery-related activities and preclinical studies for those programs;

- the ability of Jade to successfully file investigational new drug applications or comparable foreign applications and obtain authorization to commence of Jade's planned clinical trials or future clinical trials for any programs Jade may develop;

- the costs of enrollment and successful completion of clinical trials;

- the costs necessary to pursue positive results from Jade's future clinical trials that support a finding of safety and effectiveness, an acceptable risk-benefit profile in the intended populations and a competitive efficacy, safety and half-life profile;

- the costs of hiring research and development, clinical, manufacturing and commercial personnel;

- the costs of adding operational, financial and management information systems and personnel;

- the costs necessary to obtain regulatory approvals, if any, for any approved products in the United States and other jurisdictions, and the costs of post-marketing studies that could be required by regulatory authorities in jurisdictions where approval is obtained;

- the costs of developing, maintaining and enhancing sustainable, scalable, reproducible and transferable clinical and commercial-scale cGMP capabilities through a third-party or Jade's own manufacturing facility for the programs Jade may develop;

- the costs and timing of future commercialization activities, including establishing sales, marketing and distribution infrastructure to commercialize any programs, for any of Jade's product candidates for which Jade receives regulatory approval;

- the revenue, if any, received from commercial sales of Jade's product candidates for which Jade receives marketing approval;

- the costs and timing of preparing, maintaining, expanding, enforcing, defending and protecting Jade's intellectual property rights and protection or regulatory exclusivity for any products Jade may develop and defending any intellectual property-related claims;

- the timing and payment of milestone, royalty or other payments Jade must make pursuant to its existing and potential future collaborations and licensing arrangements with third parties;

- the costs Jade incurs in maintaining business operations;

- the costs associated with being a public company, including costs of audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and SEC requirements, director and officer insurance premiums and investor and public relations costs;

- the effect of competing technological and market developments; and

- the extent to which Jade acquires or invests in businesses, products and technologies, including entering into licensing or collaboration arrangements for programs.

Identifying potential programs and product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and Jade may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Jade's programs, if approved, may not achieve commercial success. Jade's commercial revenues, if any, will be derived from sales of products that Jade does not expect to be commercially available for many years, if ever. Accordingly, Jade will need to obtain substantial additional funds to achieve its business objectives.

Adequate additional funds may not be available to Jade on acceptable terms, or at all. Jade does not currently have any committed external source of funds. To the extent that Jade raises additional capital through the sale of equity or convertible debt securities, ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of Jade's existing stockholders. Additional debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Jade's ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute ownership interests.

If Jade raises additional funds through strategic collaborations or licensing arrangements with third parties, Jade may have to relinquish valuable rights to its technologies, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to Jade. If Jade is unable to raise additional funds through equity or debt financings when needed, Jade may be required to delay, limit or terminate its product development programs or any future commercialization efforts or grant rights to develop and market product candidates to third parties that Jade would otherwise prefer to develop and market itself.

As of December 31, 2024, Jade had cash and cash equivalents of $69.4 million. Based on its current operating plan, Jade has concluded that there is substantial doubt about its ability to continue as a going concern for at least 12 months from the date Jade's consolidated financial statements for the period June 18, 2024 (inception) to December 31, 2024 were available to be issued. Jade estimates that the net proceeds from the Merger and the Jade Pre-Closing Financing, together with Jade's existing cash as of the date of this proxy statement/prospectus, will be sufficient to enable Jade to fund Jade's operating expenses and capital expenditure requirements through 2027. Jade has based this estimate on assumptions that may prove to be wrong, Jade's operating plan may change as a result of many factors currently unknown to Jade and Jade could exhaust its available capital resources sooner than Jade expects.

### Contractual Obligations and Other Commitments

### Paragon Option Agreement

On July 24, 2024, Jade entered into the Option Agreement with Paragon and Parade (as amended, the "Paragon Option Agreement"). Under the terms of the agreement, Paragon agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates directed to certain mutually agreed therapeutic targets of interest to Jade (each, a "Research Program"). The Paragon Option Agreement initially included one selected target, APRIL, and the corresponding program is called JADE-001. From time to time, Jade can choose to add additional targets to the Paragon Option Agreement by mutual agreement with Paragon and Parade. The Paragon Option Agreement was amended on September 27, 2024 to, among other things, include a target for each of JADE-002 and JADE-003.

The Paragon Option Agreement requires Jade, Paragon, and Parade to develop a research plan for each target that includes design, modeling, synthesis, evaluation, and other mutually agreed activities (each, a "Research Plan"), which activities may include performing preclinical studies. Paragon will perform the activities set forth in each Research Plan on the timelines set forth in such Research Plan and in compliance with a mutually agreed budget. Each Research Program will be overseen and coordinated by a joint development committee consisting of two employees from Jade and two employees from Paragon, with Jade and Paragon each having one vote with respect to decisions of the committee. When Paragon and Parade have produced an antibody against a selected target, and upon the completion of each Research Program, Paragon and Parade will deliver to Jade a data package that includes sequence information for all then-existing antibodies and information directed to such target. Jade, Paragon, and Parade have developed a Research Plan for JADE-001 consistent with the foregoing, and Paragon and Parade have delivered an antibody against APRIL in accordance with such Research Plan.

Under the Paragon Option Agreement, Jade has the exclusive option (an "Option"), on a Research Program-by-Research Program basis, to finalize and execute a separate agreement with Paragon consistent with a set of terms that are pre-negotiated and attached to the Paragon Option Agreement as an exhibit (a "License Agreement"). Each License Agreement will include (a) an exclusive, worldwide license to all of Paragon's right, title, and interest in and to the intellectual property resulting from the applicable Research Program to develop, manufacture, and commercialize the monospecific antibodies and products directed to the selected target(s), (b) a non-exclusive, worldwide license to all of Paragon's right, title, and interest in and to the intellectual property resulting from the applicable Research Program to develop, manufacture, and commercialize multispecific antibodies and products direct to the selected target(s), and (c) a right of first negotiation for a set period of time after the execution of the License Agreement with regard to any multispecific antibodies or products comprised of (i) the licensed antibody or a derivative antibody and (ii) one or more antibodies directed at an additional target other than the selected target that are developed by Paragon. The Option with respect to each Research Program is exercisable at Jade's sole discretion at any time during the period beginning on the initiation of activities under the associated Research Program and ending a specified number of days following the delivery of the data package from Paragon related to the results of the Research Program (an "Option Period"). There is no payment due upon exercise of an Option pursuant to the Paragon Option Agreement. Activities under a Research Plan may continue past the exercise of an Option or entry into a License Agreement.

Jade exercised the Option to acquire the intellectual property rights to JADE-001 on October 7, 2024, and entered into a License Agreement for all antibodies discovered, generated, identified or characterized by Paragon in the course of performing the JADE-001 Research Program directed to APRIL, antibodies created by Jade derived from the licensed antibodies and directed to APRIL, and products that comprise the foregoing with Paragon on October 30, 2024. Jade's Options to acquire the intellectual property rights to certain other Research Programs under the Paragon Option Agreement, including JADE-002 and JADE-003, currently remain unexercised.

Upon exercise of an Option with respect to a Research Program, the parties are obligated to use reasonable efforts to finalize and execute a License Agreement within 30 days. Under the terms of a License Agreement, Jade expects that it will have sole authority over and control of the development, regulatory approval, manufacturing and commercialization of such in-licensed intellectual property worldwide. In addition, Jade expects to have sole authority over and control of the application for and issuance of all regulatory approvals related to such in-licensed intellectual property. Prior to entry into a License Agreement, Paragon is responsible for the prosecution, defense, maintenance and enforcement of patents related to the Research Program. Following entry into a License Agreement, Jade expects to control prosecution, defense, maintenance and enforcement of patents licensed under such License Agreement. However, there is no assurance that Jade will successfully negotiate future License Agreements with Paragon or that the terms will not differ from those described in this proxy statement/prospectus.

Unless terminated earlier, the Paragon Option Agreement shall continue in force on a Research Program-by-Research Program basis until the later of: (i) the end of the Option Period for such Research Program, as applicable, if such Option is not exercised by Jade; (ii) if Jade exercises its Option with respect to a Research Program, but the parties are unable to finalize and execute a License Agreement within 30 days, the expiration of such 30-day period (subject to any mutually agreed extension of such period); and (iii) the expiration of the applicable Research Term (as defined under the Paragon Option Agreement). Jade may terminate the Paragon Option Agreement or any Research Program at any time for any or no reason upon 30 days' prior written notice to Paragon; provided, that Jade must pay certain unpaid fees due to Paragon upon such termination, as well as any non-cancellable obligations reasonably incurred by Paragon in connection with its activities under any terminated Research Program. Paragon may terminate the Paragon Option Agreement or a Research Program immediately upon written notice to Jade if, as a result of any action or failure to act by Jade or its affiliates, such Research Program or all material activities under the applicable Research Plan are suspended, discontinued or otherwise delayed for a certain consecutive number of months. Each party has the right to terminate the Paragon Option Agreement or any Research Program upon (i) 30 days' prior written notice of the other party's material breach that remains uncured for the 30-day period and (ii) the other party's bankruptcy.

Upon entering into the Paragon Option Agreement, Jade was required to pay Paragon an upfront amount of $5.6 million. This amount reflects the actual historical direct costs incurred by Paragon as well as a 20% mark-up on the direct costs to approximate the indirect costs incurred by Paragon from the inception of the APRIL program to the entry into the Paragon Option Agreement. Substantially all of the costs reflected in the upfront amount were incurred by Paragon between January 1, 2024 and the parties' entry into the Paragon Option Agreement, and the remainder of the costs were incurred in the year ended December 31, 2023. Such direct costs were related to research and development activities. Of these upfront research and development costs, a total of $5.5 million was included in Jade's consolidated statement of operations as research and development expense during the period from June 18, 2024 (inception) to December 31, 2024. Paragon had no investments, intangibles, debt, or other assets or liabilities related to the APRIL program aside from standard operating liabilities that were included in the upfront amount paid by Jade to Paragon. Paragon's cash flows related to the APRIL program were operating cash flows and this categorization is consistent with the presentation of R&D expense related cash flows, as presented on Jade's consolidated statement of cash flows.

Jade is also required to pay Paragon for certain development fees and costs on a Research Program-by-Research Program basis. Under the Paragon Option Agreement, Jade is also responsible for any additional development costs incurred by Paragon, which from July 1, 2024 to December 31, 2024 totaled $10.8 million, of which $10.6 million was recognized as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024. An amount of $3.5 million is included in related party accrued expenses and other current liabilities within Jade's consolidated balance sheet as of December 31, 2024. Under the Paragon Option Agreement, Jade was required to pay Paragon a one-time, non-refundable research initiation fee within 30 days following finalization of a Research Plan in the amount of $1.3 million for JADE-001. Jade paid Paragon the research initiation fee of $1.3 million upon finalization of the JADE-001 Research Plan in November 2024, which was recognized as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024. Additionally, Jade recorded a $1.5 million milestone payment related to the achievement of develop candidate paid in December 2024 as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024.

Jade will reimburse Paragon $1.5 million for costs related to JADE-002 incurred by Paragon through December 31, 2024, of which $1.4 million was recognized as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024. An amount of $1.2 million is included in related party accrued expenses and other current liabilities within Jade's consolidated balance sheet as of December 31, 2024. An amount of $0.3 million of costs related to JADE-002 was paid in October 2024. In addition, Jade paid Paragon $1.0 million following the finalization of the Research Plan in December 2024, which was recognized as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024, and is required to pay Paragon for subsequent development costs related to JADE-002.

Jade will reimburse Paragon $1.2 million for costs related to JADE-003 incurred by Paragon through December 31, 2024. This amount was recognized as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024. An amount of $0.9 million is included in related party accrued expenses and other current liabilities within Jade's consolidated balance sheet as of December 31, 2024. An amount of $0.3 million of costs related to JADE-003 was paid in October 2024. In addition, Jade paid Paragon $1.0 million following the finalization of the research plan in December 2024, which will be recognized as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024, and is required to pay Paragon for subsequent development costs related to JADE-003.

Any License Agreement entered into with respect to a given Research Program is expected to be consistent with pre-negotiated terms attached to the Paragon Option Agreement and shall contain the same milestone payment obligations as the Paragon Option Agreement, provided that any milestone set in the Paragon Option Agreement that has not yet been achieved and is duplicated in such License Agreement shall no longer be achievable and payable under the terms of the Paragon Option Agreement and shall only be achievable under the terms of the License Agreement. For the avoidance of doubt, if a milestone is achieved and paid by Jade pursuant to the Paragon Option Agreement for a certain Research Program, then there shall be no milestone payment due for the achievement of such milestone under a subsequently executed License Agreement for such Research Program. Further, under a License Agreement, Jade would also be required to make royalty payments to Paragon in the low single-digit percentage range based on net sales of products, subject to certain reductions. The royalty term will terminate on a product-by-product and country-by-country basis upon the later of the expiration of the last-to-expire valid claim within the relevant patent rights or the twelfth anniversary of the first commercial sale of such product in such country.

Additionally, as part of the Paragon Option Agreement, on each of December 31, 2025 and December 31, 2026, Jade will grant Parade warrants to purchase a number of shares equal to 1.00% of Jade's outstanding capital stock as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares of Jade common stock on each respective grant date. Parade is an entity formed by Paragon as a vehicle to hold equity in Jade in order to share profits with certain employees of Paragon and will not perform any substantive role under the Paragon Option Agreement other than to receive such warrants.

Jade considers Paragon and Fairmount to be related parties. See the section titled "*Certain Relationships and Related Party Transactions of the Combined Company — Jade's Relationships with Paragon, Parade and Fairmount*."

### *JADE-001 License Agreement*

On October 30, 2024, Jade entered into a License Agreement for all antibodies discovered, generated, identified or characterized by Paragon in the course of performing the JADE-001 research program directed to APRIL, antibodies created by Jade derived from the licensed antibodies and directed to APRIL, and products that comprise the foregoing with Paragon (the "JADE-001 License Agreement") consistent with the pre-negotiated terms agreed to upon execution of the Paragon Option Agreement, pursuant to which Paragon granted Jade a royalty-bearing, worldwide, exclusive and sublicensable license with respect to certain inventions, patent rights, sequence information and other intellectual property rights related to monospecific antibodies directed at the APRIL target (the "Licensed Antibody Technology") to use, make, sell, import, export and otherwise exploit certain monospecific antibodies and products targeting APRIL in the field of prophylaxis, palliation, treatment and diagnosis of human disease and disorders in all therapeutic areas (the "field") and worldwide (the "territory"). Under the terms of the JADE-001 License Agreement, Jade is obligated to pay Paragon up to $22.0 million based on specific development and regulatory milestones, including a $1.5 million fee for the nomination of a development candidate and a further milestone payment of $2.5 million upon the first dosing of a human patient in a Phase 1 trial. Following the execution of the JADE-001 License Agreement, Jade is solely responsible for, and has sole authority and control over, all aspects of the development, manufacturing and commercialization of JADE-001, including regulatory strategy, communications, filings and activities (including clinical trials). In addition, the following summarizes other key terms of the JADE-001 License Agreement. Paragon also granted Jade a royalty-bearing, worldwide, non-exclusive, sublicensable right and license under the Licensed Antibody Technology to use, make, sell, import, export or otherwise exploit certain multispecific antibodies and products targeting APRIL target.

- Paragon will not conduct any new campaigns that generate APRIL monospecific antibodies in the field for at least five years.

- Paragon may pursue the development and commercialization of multispecific antibodies and products directed at the APRIL target in the field and in the territory, and Jade has a right of first negotiation for any such multispecific antibodies and products proposed by Paragon for a period of five years from the execution of the JADE-001 License Agreement. If Jade does not exercise its right of first negotiation, or if the parties are unable to agree on a definitive agreement, Paragon may proceed without any obligations to Jade with respect to the right of first negotiation, and Jade's non-exclusive license will exclude any multispecific antibodies and products that were the subject of the right of first negotiation.

- Jade will pay Paragon a low-to-mid single-digit percentage royalty based on annual net sales of the products in the field and in the territory, and a mid single-digit percentage royalty based on annual net sales of the multispecific products in the field and in the territory, subject to a 30% reduction if there is no valid patent covering the product in the country.

- The royalty term ends on the later of (i) the twelfth anniversary of such date or (ii) the expiration of the last-to-expire valid patent covering the product or the multispecific product in the country at issue.

- The JADE-001 License Agreement may be terminated on 60 days' notice by Jade; on material breach without cure; and to the extent permitted by law, on a party's insolvency or bankruptcy.

- With respect to patents licensed to Jade under the JADE-001 License Agreement that have been filed as of the effective date of the JADE-001 License Agreement, Jade will control the preparing, filing, prosecuting and maintenance of such patents. With respect to patents filed after the effective date of the JADE-001 License Agreement, Paragon will control the preparing, filing, prosecuting and maintaining of such patents until the final deliverable for the relevant research program is delivered to Jade, after which Jade will control the preparing, filing, prosecuting and maintain of such patents.

- Jade shall have the right to grant sublicenses under the JADE-001 License Agreement, provided that (i) any sublicense agreement is consistent with all relevant terms, conditions and restrictions of the JADE-001 License Agreement, (ii) Jade provides Paragon with a copy of each sublicense agreement and any amendments thereto within 30 days following execution thereof and (iii) Jade remains responsible for all payments and obligations due under the JADE-001 License Agreement.

- On a product-by-product basis, Jade is obligated to pay sublicensing fees of up to approximately $20.1 million, mainly upon the achievement of commercial milestones. Jade has the option, during specified periods, to pay a non-refundable lump-sum buyout payment on a product-by-product basis to extinguish future milestone payment obligations with respect to such product.

In December 2024, Jade completed its selection of its development candidate for the JADE-001 program and paid Paragon the related $1.5 million milestone payment and recorded the payment as research and development expense in Jade's consolidated statements of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024. Jade recorded a $0.1 million nonrefundable sublicensee fee under the JADE-001 License Agreement as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024.

*Biologics Master Services Agreement*

On February 3, 2025, Jade entered into an amended and restated biologics master services agreement (the "WuXi Biologics MSA") with WuXi Biologics (Hong Kong) Limited ("WuXi Biologics (Hong Kong)"). The WuXi Biologics MSA governs certain development activities and GMP manufacturing and testing for the JADE-001 program, as well as future programs, on a non-exclusive, work order basis. Under the WuXi Biologics MSA, Jade is obligated to pay WuXi Biologics (Hong Kong) a service fee and all non-cancellable obligations in the amount specified in each work order associated with the agreement for the provision of services. WuXi Biologics (Hong Kong) is obligated to, among other things, (i) perform manufacturing services in accordance with applicable standards and law using personnel with appropriate qualifications, and to manufacture product in accordance with cGMP, (ii) comply with confidentiality and invention assignment provisions, (iii) notify Jade of regulatory visits or inspections and provide redacted copies of any report or written communication received from such authorities in connection therewith and (iv) assign to Jade all right, title and interest in to all intellectual property created or developed in connection with the provision of the services, and all intellectual property relating to such inventions, subject to certain exceptions.

The WuXi Biologics MSA terminates on the later of (i) February 3, 2030, or (ii) the completion of services under all work orders executed by the parties prior to February 3, 2030, unless terminated earlier. The term of each work order terminates upon completion of the services under such work order, unless terminated earlier. Jade can terminate the WuXi Biologics MSA or any work order (i) at any time upon 30 days' prior written notice, (ii) immediately upon written notice if WuXi Biologics (Hong Kong) fails to obtain or maintain required material governmental licenses or approvals and (iii) immediately upon written notice in the event that any law is enacted that has, or could be reasonably expected to have, a material adverse effect on Jade or any product of Jade that is the subject of the WuXi Biologics MSA, in each case, as a result of WuXi Biologics (Hong Kong) providing services under the WuXi Biologics MSA or Jade being a party to the Wuxi Biologics MSA. Either party may terminate a work order (i) at any time upon six months' prior notice with reasonable cause, provided however that if WuXi Biologics (Hong Kong) terminates a work order in such manner, no termination or cancellation fees shall be paid by Jade and (ii) immediately for cause upon (a) the other party's material breach that remains uncured for 30 days after notice of such breach, (b) the other party's bankruptcy or (c) a force majeure event that prevents performance for a period of at least 90 days.

*Cell Line License Agreement*

On February 3, 2025, Jade entered into an amended and restated cell line license agreement (the "Cell Line License Agreement") with WuXi Biologics Ireland Limited ("WuXi Biologics Ireland"). Under the Cell Line License Agreement, Jade received a non-exclusive, worldwide, sublicensable license to certain of

WuXi Biologics Ireland's patent rights, know-how, cell line, biological materials and media and feeds to develop, manufacture, have manufactured, make, have made, import, sell keep, commercialize and otherwise deal in, use and exploit certain therapeutic products produced through the use of the cell lines licensed by WuXi Biologics Ireland under the Cell Line License Agreement (the "WuXi Biologics Ireland Licensed Products"). JADE-001 is, and Jade anticipates that JADE-002 will be, manufactured using a cell line licensed under the Cell Line License Agreement. A cell line has not yet been selected for JADE-003.

In consideration for the license, Jade incurred a non-refundable license fee of $0.2 million and may incur additional non-refundable license fees up to $0.1 million. Additionally, if Jade manufactures all of its commercial supplies of bulk drug product for a particular product with a manufacturer other than WuXi Biologics Ireland or its affiliates, it is required to make royalty payments to WuXi Biologics Ireland in an amount equal to a fraction of a single digit percentage of global net sales of the WuXi Biologics Ireland Licensed Products manufactured by a third-party manufacturer (the "Royalty"). If Jade manufactures part of its commercial supplies of the WuXi Biologics Ireland Licensed Products with WuXi Biologics Ireland or its affiliates, then the Royalty will be reduced accordingly on a pro rata basis. Jade has the option, at any time, to pay WuXi Biologics Ireland a non-refundable lump sum royalty buyout payment on a drug product-by-drug product basis to extinguish future Royalty obligations with respect to such drug product.

The Cell Line License Agreement will continue indefinitely unless terminated (i) by Jade upon six months' prior written notice and its payment of all undisputed amounts due to WuXi Biologics Ireland through the effective date of termination, (ii) by either party for a material breach by the other party that remains uncured for 60 days after written notice, (iii) by WuXi Biologics Ireland if Jade fails to make a payment and such failure continues for 30 days after receiving notice of such failure, or (iv) by either party upon the other party's bankruptcy.

### Convertible Notes

In July and September 2024, Jade completed convertible note financings in which Jade issued and sold to certain investors an aggregate principal amount of $80.0 million and $15.0 million, respectively, in convertible notes at an interest rate of 12% per annum. Upon a "Next Equity Financing" under the terms of the convertible notes, the principal amount and all accrued interest under each convertible note will convert into a number of shares of Jade common stock equal to the quotient obtained by dividing the purchase price by the conversion price in connection with the Next Equity Financing. In a conversion pursuant to a Next Equity Financing, the conversion price of the convertible notes is the product resulting from multiplying the price per share in the financing transaction by 80%. All unpaid interest and principal is scheduled to mature on December 31, 2026.

### Critical Accounting Policies and Significant Judgments and Estimates

Jade's management's discussion and analysis of its financial condition and results of operations is based on Jade's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires Jade to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues recognized and expenses incurred during the reporting periods. Jade's estimates are based on its historical experience and on various other factors that Jade believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While Jade's significant accounting policies are described in more detail in Note 2 to its consolidated financial statements for the period from June 18, 2024 (inception) to December 31, 2024 included elsewhere in this proxy statement/prospectus, Jade believes the following accounting policies used in the preparation of Jade's consolidated financial statements require the most significant judgments and estimates.

### Research and Development Contract Costs Accruals

Jade records the costs associated with research studies and manufacturing development as incurred. These costs are a significant component of Jade's research and development expenses, with a substantial portion of Jade's ongoing research and development activities conducted by third-party service providers, including contract research organizations and contract manufacturing organizations, and Jade's related party Paragon.

Jade accrues for expenses resulting from obligations under Paragon Option Agreement between Paragon, Parade, and Jade and agreements with CROs, CMOs, and other outside service providers for which payment flows do not match the periods over which materials or services are provided to Jade. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with Paragon, CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. Jade makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to Paragon, a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be expensed as the contracted services are performed. Changes in these estimates that result in material changes to Jade's accruals could materially affect its results of operations. As of December 31, 2024, Jade has not experienced any material deviations between accrued and actual research and development expenses.

### Stock-Based Compensation

Jade measures stock-based awards granted to employees, directors, and non-employees in the form of stock options to purchase shares of Jade's common stock, based on their fair value on the date of the grant using the Black-Scholes model. Jade measures restricted common stock awards using the difference, if any, between the purchase price per share of the award and the fair value of Jade's common stock at the date of grant. Compensation expense for those awards is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award for employees. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if Jade had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Jade accounts for forfeitures as they occur. Jade classifies its stock-based compensation expenses in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The Black-Scholes model uses inputs that are determined by the board of directors on the date of grant and assumptions Jade makes for the volatility of stock-based awards, the expected term of stock-based awards, the risk-free interest rate for a period that approximates the expected term of Jade's stock-based awards and its expected dividend yield. Jade has historically been a private company and lacks company-specific historical and implied volatility information of Jade's stock. Therefore, Jade estimates its expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry for a term equal to the remaining time of the expected term. The expected term of Jade's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" stock options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the options on the date of measurement. Jade has estimated a 0% dividend yield based on the expected dividend yield and the fact that Jade has never paid, and does not expect to pay, any cash dividends in the foreseeable future. See Note 2 to Jade's consolidated financial statements included elsewhere in this proxy statement/prospectus for information concerning certain of the specific assumptions Jade used in applying the Black-Scholes model to determine the estimated fair value of its stock options granted in the periods presented.

Determination of Fair Value of Common Stock

As there has been no public market for Jade's common stock from June 18, 2024 (inception) to December 31, 2024, the estimated fair value of stock-based awards has been determined by Jade's board of directors as of the date of grant, with input from management, and with consideration of additional objective and subjective factors that Jade believed were relevant. All options to purchase shares of Jade's common stock are intended to be granted with an exercise price per share no less than the estimated fair value per share of the common stock underlying those options on the date of grant, based on the information known to Jade on the date of grant. The third-party valuations of the common stock were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public

Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation. In addition, the board of directors considered various objective and subjective factors to determine the fair value of Jade's share-based awards as of each grant date, including:

- the prices at which Jade sold shares of Jade Preferred Stock and preferences of the Jade Preferred Stock relative to its stock-based awards at the time of each grant;

- Jade's common stock valuations;

- the progress of Jade's research and development programs, including the status of discovery-phase studies for Jade's product candidates;

- Jade's stage of development and business strategy;

- external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

- Jade's financial position, including cash on hand, and its historical and forecasted performance and operating results; and

- The lack of an active public market for Jade's common stock and Jade Preferred Stock at the grant dates.

Jade's common stock valuations were prepared by a third-party valuation firm using a hybrid method, including an option pricing method ("OPM"). The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method ("PWERM"), where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for a company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

Jade's independent third-party valuations were used, in part, by Jade's board of directors to determine the price per share of common stock and by management to determine the estimated fair value of the common stock. These valuations utilized the Hybrid Method to value the common stock as of July 24, 2024, September 30, 2024, October 22, 2024, October 31, 2024, and December 31, 2024. These valuations included IPO, reverse merger and future M&A scenarios. From inception to the date of this proxy statement/prospectus, Jade has issued the following shares of restricted stock and stock option awards to its employees, consultants and directors:

| | | | | | | (in thousands) | |
| Grant Date | Award Type | Number Awards Granted | Common Stock Valuation | Exercise Price | Grant Date Fair Value | Compensation Expense As of 12/31 | Unrecognized Compensation Expense As of 12/31 |
|---|---|---|---|---|---|---|---|
| 6/18/2024[1] . . . . . . . | Restricted Stock | 819,672 | $0.0001 | n/a | $0.0001 | $ — | $ — |
| 9/4/2024[2] . . . . . . . . | Stock Options | 198,633 | $ 0.31 | $0.31 | $ 0.24 | $ 4 | $ 44 |
| 10/12/2024[3] . . . . . . . | Stock Options | 2,673,437 | $ 0.96 | $0.96 | $ 0.76 | $118 | $ 1,914 |
| 10/29/2024[4] . . . . . . . | Stock Options | 765,908 | $ 1.46 | $1.46 | $ 1.15 | $ 44 | $ 837 |
| 12/29/2024[5] . . . . . . . | Stock Options | 153,441 | $ 3.75 | $3.75 | $ 2.96 | $ 14 | $ 440 |
| 1/23/2025[6] . . . . . . . | Stock Options | 8,820,790 | $ 3.80 | $3.80 | $ 3.00 | $ — | $26,462 |

(1) Jade determined that the grant date fair value of each share of restricted stock issued on June 18, 2024 (inception) was equal to par value as the shares were granted prior to there being any assets held by Jade or operations performed by Jade, as well as the uncertain nature and probability of any potential financing that would enable Jade to acquire operations or assets.

(2) Jade's independent third-party valuations were used, in part, by the Jade board of directors to determine the price per share of common stock and by management to determine the estimated fair value of the common stock. An independent third-party valuation of Jade determined that the value of Jade's common stock was $0.31 per share as of July 24, 2024, which was utilized to determine the exercise price and the grant date fair value of stock options granted by Jade on September 4, 2024. The fair value of Jade's common stock was estimated using a Hybrid Method as part of Jade's July 24, 2024 valuation of its common stock price per share, which considered an IPO scenario and an M&A scenario. The probability of an IPO scenario in the July 24, 2024 valuation was 15%, which was mainly driven by Jade entering into the Paragon Option Agreement on July 24, 2024.

(3) Jade's independent third-party valuations were used, in part, by the Jade board of directors to determine the price per share of common stock and by management to determine the estimated fair value of the common stock. An independent third-party valuation of Jade determined that the value of Jade's common stock was $0.96 per share as of September 30, 2024, which was utilized to determine the exercise price and the grant date fair value of stock options granted by Jade on October 12, 2024. The fair value of Jade's common stock was estimated using a Hybrid Method as part of Jade's September 30, 2024 valuation of its common stock price per share, which considered an IPO scenario and an M&A scenario. The probability of an IPO scenario in the September 30, 2024 valuation increased to 35%, which was mainly driven by Jade submitting its initial draft registration statement submission to the SEC on September 4, 2024.

(4) Jade's independent third-party valuations were used, in part, by the Jade board of directors to determine the price per share of common stock and by management to determine the estimated fair value of the common stock. An independent third-party valuation of Jade determined that the value of Jade's common stock was $1.46 per share as of October 22, 2024, which was utilized to determine the exercise price and the grant date fair value of stock options granted by Jade on October 29, 2024. The fair value of Jade's common stock was estimated using a Hybrid Method as part of Jade's October 22, 2024 valuation of its common stock price, which considered an IPO scenario and an M&A scenario. The probability of an IPO scenario in the September 30, 2024 valuation increased to 60%, which was mainly driven by Jade resubmitting an amended draft registration statement, as well as concurrently being involved in discussions around a proposed reverse merger transaction.

(5) Jade's independent third-party valuations were used, in part, by the Jade board of directors to determine the price per share of common stock and by management to determine the estimated fair value of the common stock. An independent third-party valuation of Jade determined that the value of Jade's common stock was $3.75 per share as of October 31, 2024, which was utilized to determine the exercise price and the grant date fair value of stock options granted by Jade on December 29, 2029. The fair value of Jade's common stock was estimated using a Hybrid Method as part of Jade's October 31, 2024 valuation of its common stock price, which considered a reverse merger scenario and an M&A scenario. The probability of a reverse merger scenario in the October 31, 2024 valuation increased to 70%, which was mainly driven by Jade's execution of the Merger Agreement with Aerovate, which established an exchange ratio of approximately 22.0844, and the Subscription Agreement, which established a preliminary purchase price of $5.9407 per share, on October 30, 2024. The terms and conditions of the Subscription Agreement were presumed to be at arm's length as a majority of the purchasers did not previously hold equity in Jade or are not related parties of Jade.

(6) Jade's independent third-party valuations were used, in part, by the Jade board of directors to determine the price per share of common stock and by management to determine the estimated fair value of the common stock. An independent third-party valuation of Jade determined that value of Jade's common stock was $3.80 per share as of December 31, 2024, which was utilized to determine the exercise price and the grant date fair value of stock options granted by Jade on January 23, 2025. The fair value of Jade's common stock was estimated using a Hybrid Method as part of Jade's December 31, 2024 valuation of its common stock price, which considered a reverse merger scenario and an M&A scenario.

The probability of a reverse merger scenario in the December 31, 2024 valuation remained at 70% and the minimal increase in the common stock value was due to the passage of time.

With respect to the grants of restricted stock on June 18, 2024, Jade considered the possibility that Fairmount may in the future support Jade's acquisition of certain assets in the form of rights to intellectual property related to Jade's anticipated anti-APRIL program, JADE-001, from Paragon, an affiliate of Fairmount; however, at the time of such grant, such a possibility of support was too premature and speculative to have resulted in any valuation impact at Jade. Furthermore, at such time, the intellectual property assets owned by Paragon that ultimately became the subject of the option agreement with Jade were at a very early stage and several months away from even producing a potential discovery candidate. In addition, the net value of any assets after accounting for the associated spend and financing that would have been required to support such programs was negligible or negative. Finally, other than Jade's chief scientific officer, Jade had not hired adequate management members in order to execute on its development plan.

With respect to how the valuation process at such time considered the common control nature of the relationship between Jade and Paragon at the time of the September 4, 2024 grants and all future grants, Jade took into account its relationship with Fairmount in determining the probability of various scenarios in the July 24, 2024 valuation and considered that such probability may be relatively higher than other fully independent companies given Fairmount's ability to provide limited support to the company. However, following its initial formation stage, such potential support was limited. First, it was necessary for Jade to enter into fully arms-length third party contracts, such as the Merger Agreement with Aerovate and the Jade Pre-Closing Financing with numerous third-party investors, which collectively were investing substantially more money in Jade than Fairmount, in order for Jade to pursue a plan to execute on its corporate goals, including the development of its JADE-001 program. Ultimately, Jade's success will be primarily dependent on third party investors to provide the necessary financing to appropriately capitalize Jade and Fairmount is not able on its own to supply such capital. Furthermore, for grants made on or after September 4, 2024, Jade's valuation was primarily based on the factors discussed above, which factors were being evaluated by health care funds participating in the Jade Pre-Closing Financing (as well as the preceding convertible notes financing) and wherein the likelihood of future successful drug development by Jade was based on the Jade team's skills and experience and the specific nature of the licensed technology and the selected technology target(s), including the execution of the Paragon Option Agreement.

The difference between the fair value of its common stock as of December 31, 2024 of $3.80 per share and the merger valuation of approximately $5.94 per share is the result of the exclusion of any discount for lack of marketability of the common stock, which was taken into account in Jade's determination of the fair value of its common stock in all prior valuations. Additionally, the merger valuation is based only upon a scenario in which Jade completes the merger and is not probability-weighted, in contrast to Jade's prior valuations of its common stock, which considered multiple potential outcomes, resulting in a lower valuation of the common stock than the merger. In the December 2024 valuation, the probability weighting of the reverse merger scenario was 70%. If Jade had instead applied a weighting of 100% to the scheduled reverse merger scenario, the fair value of the common stock in the December 2024 valuation would have been $5.52 per share (before giving effect to any discount for lack of marketability) as of December 31, 2024.

The assumptions underlying these valuations represented management's best estimate, which involved inherent uncertainties and the application of management's judgment. As a result, if Jade had used significantly different assumptions or estimates, the fair value of Jade's incentive shares and its stock-based compensation expense could have been materially different.

Once a public trading market for Jade's common stock has been established in connection with the completion of the Merger, it is no longer necessary for the board of directors to estimate the fair value of Jade's stock-based awards in connection with its accounting for granted stock-based awards or other such awards Jade may grant, as the fair value of its common stock and share-based awards is determined based on the quoted market price of Jade's common stock.

### Convertible Notes

As of December 31, 2024, Jade has issued $95.0 million in convertible notes to certain investors. Jade accounts for its convertible notes under Accounting Standard Codification ("ASC") No. 815, Derivatives and Hedging ("ASC 815"). Under ASC 815-15-25, the election can be made at the inception of a financial instrument to account for the instrument under ASC No. 825, Fair Value Measurements and Disclosures (Including the Fair Value Option) ("ASC 825" and the "Fair Value Option"). Jade performed an analysis of all of the terms and features of the convertible notes and has elected to address simplification and cost-benefit considerations to use the Fair Value Option to account for the convertible notes as Jade has identified embedded derivatives, such as automatic conversion upon closing of the Next Equity Financing (as defined in the convertible notes) and automatic conversion upon the event of a Corporate Transaction, both of which would require bifurcation and separate accounting. The convertible notes are and will be remeasured at fair value at each balance sheet date until repayment or conversion. Changes to the fair value of the convertible notes will be recorded in other expense in the consolidated statement of operations and comprehensive loss. Any changes in fair value caused by instrument-specific credit risk, if any, are presented separately in other comprehensive loss. The analysis of the fair value of the convertible notes contains inherent assumptions related to the market interest rate, instrument-specific credit risk, the probability of alternate financing, change of control, initial public offering, maturity extension, and payment at original maturity. Due to the use of significant unobservable inputs, the overall fair value measurement of the convertible notes is classified as Level 3.

**Recently Issued Accounting Pronouncements**

A description of recently issued accounting pronouncements that may potentially impact Jade's financial position, results of operations or cash flows is disclosed in Note 2 to Jade's consolidated financial statements as of December 31, 2024 included elsewhere in this proxy statement/prospectus.

**Off-Balance Sheet Arrangements**

During the periods presented Jade did not have, nor does Jade currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

**Quantitative and Qualitative Disclosures About Market Risks**

*Interest Rate Risk*

The convertible notes bear interest until December 2026 at a fixed rate per annum equal to 12%. An immediate 10% change in the prime rate would not have a material impact on Jade's debt-related obligations, financial position or results of operations.

*Inflation Risk*

Jade's results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, Jade believes the effects of inflation, if any, on its business, results of operations, financial condition or consolidated financial statements included elsewhere in this proxy statement/prospectus have been immaterial. Jade cannot assure you its business will not be affected in the future by inflation.

# MANAGEMENT FOLLOWING THE MERGER

## Executive Officers and Directors

Upon the completion of the Merger, the business and affairs of the Combined Company will be managed under the direction of the Combined Company's board of directors.

The Combined Company's board of directors will initially be fixed at six members, consisting of six current Jade board members, namely Tom Frohlich, Chris Cain, Eric Dobmeier, Tomas Kiselak, Lawrence Klein and Erin Lavelle. The staggered structure of the current Aerovate board of directors will remain in place for the Combined Company following the completion of the Merger.

Each executive officer of the Combined Company will serve at the discretion of the Combined Company's board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed Combined Company's directors or executive officers.

All of Aerovate's current directors are expected to resign from their positions as directors of Aerovate, effective as of the Closing.

The following table sets forth the name, age as of March 10, 2025 and position of each of the individuals who are expected to serve as executives and directors of the Combined Company following completion of the Merger:

| Name | Age | Position |
| --- | --- | --- |
| *Executive Officers:* | | |
| Tom Frohlich | 49 | Chief Executive Officer and Director |
| Jonathan Quick | 36 | Senior Vice President, Finance and Treasurer |
| Andrew King, BVMS, Ph.D. | 45 | Chief Scientific Officer & Head of Research and Development |
| Hetal Kocinsky, M.D. | 52 | Chief Medical Officer |
| Elizabeth Balta, J.D. | 55 | General Counsel and Corporate Secretary |
| *Non-Employee Directors:* | | |
| Chris Cain, Ph.D. | 41 | Director |
| Eric Dobmeier, J.D. | 56 | Director |
| Tomas Kiselak | 38 | Director |
| Lawrence Klein, Ph.D. | 42 | Director |
| Erin Lavelle | 47 | Director |

## *Executive Officers*

***Tom Frohlich.*** Mr. Frohlich has served as Jade's Chief Executive Officer and as a member of its board of directors since October 2024. From June 2021 to October 2023, Mr. Frohlich served as Chief Operating Officer and, from January 2019 to June 2021, as Chief Business Officer at Chinook Therapeutics, Inc., a Nasdaq-listed biopharmaceutical company that was acquired by Novartis AG in August 2023, where he was responsible for strategy, business development, commercial planning, chemistry, manufacturing and controls, quality and program management. From April 2018 to October 2023, Mr. Frohlich also served as an Operating Principal and subsequently as an Entrepreneur in Residence at Versant Ventures, a healthcare investment firm, where he was responsible for company creation and due diligence. From April 2018 to December 2018, Mr. Frohlich served as the Senior Vice President of Business Development at Inception Sciences, Inc., a drug discovery engine co-founded with Versant Ventures. Prior to joining Inception Sciences, from 2014 to 2018, Mr. Frohlich held positions of increasing responsibility at Arbutus Biopharma (formerly Tekmira Pharmaceuticals) (Nasdaq: ABUS), a biopharmaceutical company, most recently as Vice President of Business Development from 2016 through 2018. Prior to joining Arbutus Biopharma, Mr. Frohlich worked internationally at Johnson & Johnson (NYSE: JNJ), a pharmaceutical and medical technology company, from 2007 through 2014, and at Merck & Co., Inc. (NYSE: MRK), a pharmaceutical company, from 1998 through 2006, in various roles leading commercial strategy across all stages of product development. Mr. Frohlich serves on the board of directors of Nested Therapeutics and Borealis Biosciences. Mr. Frohlich received a B.Sc. in Biochemistry from the University of Victoria and an M.B.A. from the University of Oxford.

Jade believes Mr. Frohlich is qualified to serve as a member of the Combined Company's board of directors because of his business development, operational and senior management experience in the biotechnology industry.

*Jonathan Quick.* Mr. Quick has served as Jade's Senior Vice President, Finance and Treasurer since September 2024. From January 2023 to September 2024, Mr. Quick served as the Senior Vice President of Finance at Myeloid Therapeutics, Inc., a private biotechnology company, where he was responsible for overseeing the company's finance, accounting and treasury functions. Prior to Myeloid, Mr. Quick served as Vice President of Finance at Alexion Pharmaceuticals, Inc., a biopharmaceutical company and subsidiary of AstraZeneca PLC (Nasdaq: AZN), from November 2022 to March 2023, where he led the finance and accounting functions for Alexion's genomic medicines division. From April 2019 to November 2022, Mr. Quick served as the Vice President of Finance at LogicBio Therapeutics, Inc., a Nasdaq-listed biotechnology company that was acquired by Alexion in November 2022, where he was responsible for overseeing the company's financial operations, including the controllership function, public company reporting and financial planning and analysis. Prior to LogicBio, Mr. Quick served in various roles of increasing responsibility at Karyopharm Therapeutics Inc. (Nasdaq: KPTI) and Celldex Therapeutics, Inc. (Nasdaq: CLDX). Mr. Quick began his career at PricewaterhouseCoopers LLP, where he was part of the Deals Advisory practice. Mr. Quick received a B.S. in Accountancy from Providence College and is a Certified Public Accountant in Massachusetts.

*Andrew King, BVMS, Ph.D.* Dr. King has served as Jade's Chief Scientific Officer & Head of Research and Development since August 2024. From June 2021 to October 2023, Dr. King served as Chief Scientific Officer and, from May 2019 to June 2021, as Head of Renal Discovery and Translational Medicine at Chinook Therapeutics, Inc., a Nasdaq-listed biopharmaceutical company that was acquired by Novartis AG in August 2023, where he was responsible for overseeing the discovery research, non-clinical development, translational medicine and early clinical development teams, and led late-stage clinical development strategy as chair or co-chair of the development review committee and as a sponsor representative on the company's global Phase 3 clinical trial steering committees. Prior to joining Chinook, Dr. King served as the Executive Vice President of Discovery at BIOAGE Labs, a private biotechnology company and as the Senior Director of Discovery and Translational Biology at Ardelyx, Inc. (Nasdaq: ARDX), a biotechnology company, where he focused on delivering small molecule candidates for the treatment of cardio-renal diseases. Prior to Ardelyx, Inc., Dr. King was a Principal Research Scientist at AbbVie Inc. (NYSE: ABBV), where he led the Renal Discovery scientific strategy to treat chronic kidney disease after serving in positions of increasing responsibility at Abbott Laboratories (NYSE: ABT). Dr. King received a B.Sc. in Veterinary Biology from Murdoch University in Australia, a BVMS from Murdoch University in Australia and a Ph.D. in Pharmacology and Toxicology from Michigan State University.

*Hetal Kocinsky, M.D.* Dr. Kocinsky has served as Jade's Chief Medical Officer since September 2024. From December 2022 to August 2024, Dr. Kocinsky served as Vice President of Translational Medicine at Chinook Therapeutics, Inc., a Nasdaq-listed biopharmaceutical company that was acquired by Novartis AG in August 2023, where she was responsible for overseeing the clinical elements of an NDA submission, as well as leading early clinical development, clinical pharmacology, toxicology and biomarker functions. From February 2022 to December 2022, Dr. Kocinsky served as Executive Medical Director and, from September 2018 to February 2022, as Senior Medical Director at Apellis Pharmaceuticals, Inc. (Nasdaq: APLS), a biopharmaceutical company, where she was responsible for leading clinical development teams for neurology, hematology and nephrology in various stages of development, ranging from Phase 2 to post-marketing. Prior to Apellis, from 2012 to 2018, Dr. Kocinsky served in various roles of increasing responsibility at Achillion Pharmaceuticals, Inc., a Nasdaq-listed biopharmaceutical company that was acquired by Alexion Pharmaceuticals, Inc. in 2020, most recently serving as Executive Medical Director. Prior to Achillion, Dr. Kocinsky was on faculty at Yale University School of Medicine in the Department of Pediatric Nephrology. Dr. Kocinsky received a B.A. from Columbia College, Columbia University and an M.D. from UT Southwestern Medical Center. She completed her residency in Pediatrics at St. Christopher's

Hospital for Children and her fellowship in Pediatric Nephrology at Yale University School of Medicine. She is board-certified in Pediatrics and Pediatric Nephrology.

*Elizabeth Balta, J.D.*   Ms. Balta has served as Jade's General Counsel and Corporate Secretary since October 2024. From September 2021 to March 2024, Ms. Balta served as General Counsel of Icosavax, Inc., a Nasdaq-listed biotechnology company that was acquired by AstraZeneca plc in February 2024, where she led the Legal Affairs function overseeing corporate, transactional, intellectual property and compliance matters. From March 2016 to September 2021, Ms. Balta served as Associate General Counsel of Seagen, Inc., a Nasdaq-listed biotechnology company that was acquired by Pfizer, Inc. in 2023, where she led the Corporate Law function with responsibility for corporate governance, securities law compliance, corporate financings and support of Seagen's commercial expansion in Europe. Prior to Seagen, Ms. Balta served in various legal roles of increasing responsibility at Oncothyreon (Nasdaq: ONTY), which subsequently was renamed Cascadian Therapeutics and was acquired by Seagen in 2018, Emergent Biosolutions (NYSE: EBS) and Trubion Pharmaceuticals (Nasdaq: TRBN), which was acquired by Emergent Biosolutions in October 2010. Ms. Balta received her B.A. in Human Biology from Stanford University and her J.D. from Harvard Law School.

### Non-employee Directors

*Chris Cain, Ph.D.*   Dr. Cain has served as a member of Jade's board of directors since July 2024. Dr. Cain has served as Director of Research at Fairmount Funds Management LLC, a healthcare investment firm, since April 2020. Prior to Fairmount, Dr. Cain served in various positions, his most recent being Vice President, at healthcare funds, including Samsara BioCapital, LP, a biotherapeutics-focused venture capital fund, from February 2019 to February 2020, Apple Tree Partners, a life sciences-focused venture capital fund, from 2016 to January 2019, and, before that, RA Capital Management, an investment management company, where he invested in both public and emerging private biotechnology companies. Previously, Dr. Cain was a writer and editor at BioCentury Publications. He currently serves as a member of the board of directors of Cogent Biosciences, Inc. (Nasdaq: COGT). He received a B.A. from the University of California, Santa Barbara and a Ph.D. in Biochemistry and Molecular Biology from the University of California, San Francisco.

Jade believes Dr. Cain is qualified to serve as a member of the Combined Company's board of directors because of his leadership, scientific, business and managerial experience in the biotechnology industry.

*Eric Dobmeier, J.D.*   Mr. Dobmeier has served as a member of Jade's board of directors since October 2024. Mr. Dobmeier has served as a Venture Partner at Samsara BioCapital, LP, a biotherapeutics-focused venture capital fund, since May 2024. From April 2019 to September 2023, Mr. Dobmeier served as President and Chief Executive Officer at Chinook Therapeutics, Inc., a Nasdaq-listed biopharmaceutical company that was acquired by Novartis AG in August 2023. Prior to that role, during 2018, Mr. Dobmeier served as President and Chief Executive Officer at Silverback Therapeutics, Inc., a Nasdaq-listed biopharmaceutical company that merged with ARS Pharmaceuticals, Inc. in 2022. From 2002 to 2017, Mr. Dobmeier held positions of increasing responsibility at Seagen, Inc., a Nasdaq-listed biotechnology company that was acquired by Pfizer, Inc. in 2023, most recently serving as Chief Operating Officer. Mr. Dobmeier currently serves as a member of the board of directors of Janux Therapeutics, Inc. (Nasdaq: JANX) and Structure Therapeutics, Inc. (Nasdaq: GPCR), and previously served as a member of the board of directors of Atara Biotherapeutics, Inc. (Nasdaq: ATRA) from March 2015 to June 2024 and Adaptive Biotechnologies (Nasdaq: ADPT) from September 2016 to March 2021. Mr. Dobmeier received his A.B. in History from Princeton University and his J.D. from the University of California, Berkeley School of Law.

Jade believes Mr. Dobmeier is qualified to serve as a member of the Combined Company's board of directors because of his leadership, business and managerial experience in the biotechnology industry and experience advising, investing in and serving as a director of biotechnology companies.

*Tomas Kiselak.*   Mr. Kiselak has served as a member of Jade's board of directors since July 2024. Mr. Kiselak is a Managing Member at Fairmount Funds Management LLC, a healthcare investment firm he co-founded in April 2016. Prior to Fairmount, Mr. Kiselak was a managing director at RA Capital

Management, LLC, a healthcare and life science investment firm. Mr. Kiselak serves as the chairman of the board of directors of Viridian Therapeutics, Inc. (Nasdaq: VRDN) and as a member of the board of directors of Apogee Therapeutics, Inc. (Nasdaq: APGE), Spyre Therapeutics, Inc. (Nasdaq: SYRE) and Zenas BioPharma, Inc. (Nasdaq: ZBIO). Mr. Kiselak also serves as a director for several private companies. He received a B.S. in Neuroscience and Economics from Amherst College.

Jade believes Mr. Kiselak is qualified to serve as a member of the Combined Company's board of directors because of his experience advising and serving as a director of biotechnology companies and as a manager of funds specializing in the area of life sciences.

*Lawrence Klein, Ph.D.*    Dr. Klein has served as a member of Jade's board of directors since July 2024. Dr. Klein has served as Chief Executive Officer and as a member of the board of directors of Oruka Therapeutics, Inc. (formerly known as ARCA biopharma, Inc.) (Nasdaq: ORKA) ("Oruka"), a biotechnology company, since August 2024, and served as Chief Executive Officer and as a member of the board of directors of a private biotechnology company formerly known as Oruka Therapeutics, Inc. from February 2024 through the completion of the company's business combination with Oruka in August 2024. From January 2023 to February 2024, Dr. Klein was a Partner at Versant Venture Management, LLC ("Versant"), a healthcare and biotechnology venture capital firm. Prior to Versant, Dr. Klein served in various positions at CRISPR Therapeutics AG (Nasdaq: CRSP), a biopharmaceutical company, including Chief Operating Officer from January 2020 to October 2022, Chief Business Officer from January 2019 to January 2020, Senior Vice President, Business Development and Strategy from November 2017 to December 2018 and as Vice President, Strategy from February 2016 to November 2017. Before joining CRISPR, Dr. Klein was an Associate Partner at McKinsey & Company, a global management consulting firm, from October 2014 to February 2016. Dr. Klein served as a member of the board of directors of Dyne Therapeutics, Inc. (Nasdaq: DYN) from September 2019 to May 2023 and of Jasper Therapeutics, Inc. (Nasdaq: JSPR) from September 2021 to June 2023. Dr. Klein received his B.S. in Biochemistry and Physics from the University of Wisconsin-Madison and his Ph.D. in Biophysics from Stanford University.

Jade believes Dr. Klein is qualified to serve as a member of the Combined Company's board of directors because of his business development, operational and senior management experience in the biotechnology industry and his academic expertise and accomplishments.

*Erin Lavelle.*    Ms. Lavelle has served as a member of Jade's board of directors since September 2024. From October 2023 until July 2024, Ms. Lavelle served as the Chief Operating Officer and Chief Financial Officer at ProfoundBio, Inc., a private biotechnology company that was acquired by Genmab A/S in May 2024. Prior to ProfoundBio, Ms. Lavelle served as Chief Operating Officer and Chief Financial Officer at Climb Bio, Inc. (formerly Eliem Therapeutics, Inc.) (Nasdaq: CLYM), a biotechnology company, from October 2020 to March 2023. From April 2018 to February 2020, Ms. Lavelle served as the Chief Operating Officer at Alder BioPharmaceuticals, Inc., a Nasdaq-listed biotechnology company that was acquired by H. Lundbeck A/S in October 2019. In addition to that role, she served as Alder's appointed director for Vitaeris Inc., a privately held biotechnology company based in Vancouver, British Columbia, Canada. Prior to that, Ms. Lavelle served in various roles at Amgen Inc. (Nasdaq: AMGN) from 2003 to 2018, most recently serving as General Manager Taiwan from September 2017 to April 2018, as Executive Director, Japan Asia Pacific (Hong Kong) from May 2016 to September 2017, and Executive Director, Global Marketing Business Analytics and Insights from June 2014 to May 2016. She started her career as an investment banker in the healthcare group at Merrill Lynch & Co. Ms. Lavelle currently serves as a member of the board of directors of Avalyn Pharma Inc., Aviceda Therapeutics, Inc. and Rivus Pharmaceuticals, Inc., including audit chair of Avalyn and Rivus, and served as a member of the board of directors of Neoleukin Therapeutics, Inc., a Nasdaq-listed biopharmaceutical company, which later became Neurogene Inc. (Nasdaq: NGNE), from May 2020 to December 2023. Ms. Lavelle holds a Bachelor of Arts in Economics from Yale University.

Jade believes Ms. Lavelle is qualified to serve as a member of the Combined Company's board of directors because of her experience as an executive officer and director of life sciences companies, her expertise in finance and her background in business development and operations.

### Composition of the Board of Directors

Aerovate's board of directors currently consists of seven members, divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the Combined Company following the completion of the Merger, with Class I directors holding terms expiring at the 2028 annual meeting of stockholders, Class II directors holding terms expiring at the 2026 annual meeting of stockholders and Class III directors holding terms expiring at the 2027 annual meeting of stockholders. It is anticipated that the incoming directors will be appointed to classes of the Combined Company board of directors following the completion of the Merger as follows: Tomas Kiselak and Dr. Lawrence Klein are expected to be Class I directors; Dr. Chris Cain and Tom Frohlich are expected to be Class II directors; and Eric Dobmeier and Erin Lavelle are expected to be Class III directors.

### Director Independence

Nasdaq listing rules have objective tests and a subjective test for determining who is an "independent director." The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Subject to specified exceptions, each member of a listed company's audit, compensation and nominating committees must be independent, and audit and compensation committee members must satisfy additional independence criteria.

Based on information provided by each proposed director concerning her or his background, employment and affiliations, Aerovate and Jade expect that the Combined Company's board of directors will determine that Dr. Chris Cain, Eric Dobmeier, Tomas Kiselak, Dr. Lawrence Klein and Erin Lavelle qualify as "independent directors" as defined under Nasdaq listing rules. Tom Frohlich, Jade's current Chief Executive Officer, is not expected to qualify as an independent director of the Combined Company. In making these determinations, the Combined Company's board of directors will consider the current and prior relationships that each director has with Aerovate and Jade and all other facts and circumstances that the Combined Company's board of directors deems relevant in determining the independence of each proposed director, including the interests of each Combined Company director in the Merger, any relevant related party transactions and the beneficial ownership of securities of Aerovate, Jade or the Combined Company by each Combined Company director. See also the sections titled "*The Merger — Interests of Jade Directors and Executive Officers in the Merger*," "*Certain Relationships and Related Party Transactions of the Combined Company*" and "*Principal Stockholders of Jade*" beginning on pages 142, 358 and 397, respectively, of this proxy statement/prospectus for additional information.

### Board Leadership Structure

Following the completion of the Merger, Eric Dobmeier is expected to serve as Chair of the Combined Company's board of directors ("Chair"). Although the Combined Company's governance documents will not require that the Combined Company separate the Chief Executive Officer and Chair positions, Jade believes that having the positions be separate is the appropriate leadership structure for the Combined Company at this time as it helps facilitate independent board oversight of management and allows the Chief Executive Officer to focus on strategy execution and managing the business while the Chair focuses on corporate governance and managing the Combined Company's board of directors.

Jade's board of directors recognizes that, depending on future circumstances, other leadership models, such as combining the roles of Chief Executive Officer and Chair, might be appropriate. Accordingly, the Combined Company's board may periodically review its leadership structure. At any time when a non-independent director is serving as Chair, Jade anticipates that the independent directors of the Combined Company will designate a lead independent director to preside at all meetings of the board of directors of the Combined Company at which the Chair is not present, preside over executive sessions of the independent directors, which will occur regularly throughout each year, serve as a liaison between the Chair and independent directors, and perform such additional duties as the Combined Company's board of directors may otherwise determine and delegate.

### Board Committees

Following the completion of the Merger, Aerovate and Jade anticipate that the Combined Company's board of directors of the Combined Company will establish an audit committee, a compensation committee and a nominating and governance committee ("governance committee"), each of which will operate pursuant to a charter adopted by the board of directors of the Combined Company. Aerovate and Jade believe that following the completion of the Merger the functioning and composition of these committees of the Combined Company will comply with the requirements of Nasdaq listing rules and SEC rules and regulations. The board of directors of the Combined Company may also establish other committees from time to time to assist the Combined Company and its board of directors. Each of the audit committee, compensation committee and the governance committee is expected to have the responsibilities described below.

*Audit Committee*

Following the completion of the Merger, the members of the Combined Company's audit committee are expected to be Erin Lavelle, Eric Dobmeier, and Lawrence Klein, each of whom is expected to qualify as an independent director for audit committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules and has sufficient knowledge in financial and auditing matters to serve on the Combined Company's audit committee. Erin Lavelle is expected to chair the audit committee. In addition, the Combined Company's board of directors is expected to determine that Ms. Lavelle is an "audit committee financial expert" as defined under the rules of the SEC.

The primary responsibilities of the Combined Company's audit committee will be to oversee the Combined Company's accounting and financial reporting processes, including the audits of the financial statements, and the internal and external audit processes. The audit committee will oversee the system of internal controls established by management and the Combined Company's compliance with legal and regulatory requirements. The audit committee will also be responsible for the review, consideration and approval or ratification of related party transactions. The audit committee will oversee the independent auditors, including their independence and objectivity. The audit committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.

*Compensation Committee*

Following the consummation of the Merger, the members of the Combined Company's compensation committee are expected to be Tomas Kiselak, Chris Cain and Erin Lavelle, each of whom is expected to qualify as an independent director for compensation committee purposes as defined under the rules of the SEC and the applicable Nasdaq listing rules. Tomas Kiselak is expected to chair the compensation committee.

The primary responsibilities of the Combined Company's compensation committee will be to periodically review and approve the compensation and other benefits for the Combined Company's senior officers and directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of the Combined Company's executive officers, evaluating the performance of these officers in light of the goals and objectives and setting the officers' compensation. The compensation committee will also administer and make recommendations to the Combined Company's board of directors regarding equity incentive plans that are subject to the board of directors' approval and approve the grant of equity awards under the plans to executive officers.

*Governance Committee*

Following the consummation of the Merger, the members of the Combined Company's governance committee are expected to be Lawrence Klein, Chris Cain and Eric Dobmeier, each of whom is expected to qualify as an independent director as defined under applicable Nasdaq listing rules. Lawrence Klein is expected to chair the governance committee.

The Combined Company's governance committee will be responsible for engaging in succession planning for the Combined Company's board of directors, developing and recommending to the Combined Company's board of directors criteria for identifying and evaluating qualified director candidates and making recommendations to the Combined Company's board of directors regarding candidates for election or reelection to the Combined Company's board of directors at each annual stockholders' meeting. In addition, the governance committee will be responsible for overseeing corporate governance matters. The governance committee will also be responsible for overseeing the structure, composition and functioning of the Combined Company's board of directors and its committees.

## Compensation Committee Interlocks and Insider Participation

None of the expected members of the Combined Company's compensation committee has at any time been one of the officers or employees of the Combined Company. None of the Combined Company's expected executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that is or are expected to serve on the Combined Company's board of directors or compensation committee following the completion of the Merger.

## Code of Conduct and Ethics

Following the completion of the Merger, the Combined Company will adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all of the Combined Company's directors, officers and employees. The full text of the Combined Company's Code of Conduct and Ethics will be posted on the Combined Company's website at www.jadebiosciences.com. It is expected to address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. The Combined Company intends to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by applicable rules. The Combined Company's audit committee will be responsible for applying and interpreting the Code of Conduct and Ethics in situations where questions are presented to it. Information contained on, or that can be accessed through, the Combined Company's website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information on the Combined Company's website to be part of this proxy statement/prospectus.

# CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Aerovate's and Jade's directors and executive officers, including those discussed in the sections titled "*Management Following the Merger*" and "*Jade Executive Compensation*" beginning on pages 351 and 184, respectively, of this proxy statement/prospectus, the following is a description of each transaction involving Aerovate since January 1, 2022, each transaction involving Jade since June 18, 2024 (inception) and each currently proposed transaction in which:

- the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Jade's or Aerovate's total assets at year-end for the last two completed fiscal years, as applicable; and

- any of Jade's or Aerovate's directors, executive officers or holders of more than 5% of Jade's or Aerovate's capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

## Aerovate Transactions

Since January 1, 2022, there has not been and there is not currently proposed, any transaction or series of similar transactions to which Aerovate is, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 (or, if less, 1% of the average of Aerovate's total assets amounts at December 31, 2024 and 2023) and in which any director, executive officer, holder of 5% or more of any class of Aerovate's capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

### *Indemnification Agreements*

Aerovate has entered into agreements to indemnify its directors and executive officers. These agreements, among other things, require Aerovate to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person's status as a member of Aerovate's board of directors to the maximum extent allowed under Delaware law.

### Policies for Approval of Related Party Transactions

The Aerovate board of directors reviews and approves transactions with directors, officers and holders of five percent or more of its voting securities and their affiliates, each a related party.

In connection with its initial public offering in July 2021, the Aerovate board of directors adopted a written related party transactions policy that provides that such transactions must be approved by Aerovate's audit committee. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between Aerovate and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of Aerovate common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

### Jade Transactions

The following is a summary of each transaction or series of similar transactions since June 18, 2024 (inception) or any currently proposed transaction, to which Jade was or is a party in which:

- the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of Jade's total assets; and

- any of Jade's directors or executive officers, any holder of 5% of any class of Jade's voting securities or any member of his or her immediate family had or will have a direct or indirect material interest.

**Private Placements of Securities**

*Initial Financing*

In June 2024, Jade completed a financing of Jade Preferred Stock and common stock and issued and sold (i) an aggregate of 20,000,000 shares of Jade Preferred Stock to Fairmount at a purchase price of $0.0001 per share per share and (ii) an aggregate of 5,000,000 shares of Jade common stock to Paragon at a purchase price of $0.0001 per share, 2,500,000 of which Paragon subsequently contributed to Parade. Paragon beneficially owns more than 5% of a class of Jade's voting securities through its holdings of Jade common stock. Fairmount beneficially owns more than 5% of a class of Jade voting securities, has two seats on Jade's board of directors and beneficially owns more than 5% of Paragon. Fairmount appointed Paragon's board of directors and has the contractual right to approve the appointment of any executive officers of Paragon.

*Convertible Note Financing*

In July and September 2024, Jade completed convertible note financings in which it issued and sold to certain investors an aggregate principal amount of $80 million and $15 million, respectively, in convertible notes at an interest rate of 12% per annum. The principal amount and all accrued interest under each convertible note will convert into a number of shares of Jade common stock equal to the quotient obtained by dividing the purchase price by the conversion price in connection with the Jade Pre-Closing Financing, which constitutes a "Next Equity Financing" under the convertible notes. In a conversion pursuant to a Next Equity Financing, the conversion price of the convertible notes is the product resulting from multiplying the price per share in the Next Equity Financing by 80%. The following table summarizes the purchases of Jade convertible notes by related persons:

| PURCHASER | PRINCIPAL AMOUNT | INTEREST RATE (PER ANNUM) |
|---|---|---|
| Entities affiliated with Fairmount ................... | $20,000,000.00 | 12% |

*Jade Pre-Closing Financing*

On October 30, 2024, in connection with the execution of the Merger Agreement, Jade entered into the Subscription Agreement with certain investors to consummate the Jade Pre-Closing Financing. Pursuant to the Subscription Agreement, the investors agreed to purchase an estimated aggregate of 43,804,144 shares of Jade common stock and 12,409,452 Jade pre-funded warrants, at an estimated price of $5.9407 per share of common stock and $5.9406 per pre-funded warrant, for an aggregate purchase price of approximately $300.0 million (which includes $95.0 million of proceeds previously received from the issuance of convertible notes). The aggregate purchase price of $300.0 million is fixed, while the purchase price per share or pre-funded warrant and the aggregate number of shares and pre-funded warrants to be purchased is subject to change pursuant to the terms of the Subscription Agreement. Please see the section titled "*Agreements Related to the Merger — Subscription Agreement*" beginning on page 172 of this proxy statement/prospectus. The closing of the Jade Pre-Closing Financing is conditioned upon the satisfaction or waiver of the conditions to the Merger as well as certain other conditions. Four of the investors in the Jade Pre-Closing Financing or their affiliates are, or are expected to be as of immediately following the Jade Pre-Closing Financing, beneficial holders of more than 5% of Jade's capital stock, and the table below sets forth the number of shares of Jade common stock and Jade pre-funded warrants expected to be purchased by such holders at the closing of the Jade Pre-Closing Financing (based on the currently estimated purchase price per share or pre-funded warrant, as applicable). The share and dollar amounts in this section do not give effect to the proposed reverse stock split or the Merger.

| Participant | Shares of Jade Common Stock | Pre-funded Warrants of Jade | Total Purchase Price |
|---|---|---|---|
| Entities affiliated with Fairmount ................... | 5,088,533 | 7,912,493 | $ 77,235,616[1] |
| Entities affiliated with Venrock Healthcare Capital Partners ... | 5,088,532 | 3,872,587 | $ 53,235,616[2] |
| Entities affiliated with FMR LLC ................... | 4,713,224 | — | $ 16,669,178 |
| Entities affiliated with Deep Track Capital .............. | 4,700,886 | — | $ 27,926,712[3] |
| Entities affiliated with Frazier Life Sciences ............. | 2,805,912 | — | $16,669,178[4] |

(1)	Includes $20.0 million of proceeds previously received by Jade from the issuance of a convertible note and accrued interest on such note, with the remainder of the purchase price to be paid in cash.

(2)	Includes $20.0 million of proceeds previously received by Jade from the issuance of a convertible note and accrued interest on such note, with the remainder of the purchase price to be paid in cash.

(3)	Includes $15.0 million of proceeds previously received by Jade from the issuance of a convertible note and accrued interest on such note, with the remainder of the purchase price to be paid in cash.

(4)	Includes $10.0 million of proceeds previously received by Jade from the issuance of a convertible note and accrued interest on such note, with the remainder of the purchase price to be paid in cash.

**Jade's Relationships with Paragon, Parade and Fairmount**

Jade is party to the Paragon Option Agreement with Paragon and Parade. Paragon and Parade each beneficially own more than 5% of a class of Jade's voting securities through their respective holdings of Jade common stock. Fairmount beneficially owns more than 5% of a class of Jade's voting securities, two of Jade's directors are affiliated with Fairmount (Tomas Kiselak and Chris Cain) and Fairmount beneficially owns more than 5% of Paragon. Fairmount appointed Paragon's board of directors and has the contractual right to approve the appointment of any executive officers of Paragon. Parade is an entity formed by Paragon as a vehicle to hold equity in Jade in order to share profits with certain employees of Paragon and will not perform any substantive role under the Paragon Option Agreement other than to receive warrants granted to Parade under the Paragon Option Agreement.

On July 24, 2024, Jade entered into the Paragon Option Agreement with Paragon and Parade. Under the terms of the agreement, Paragon agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates directed to certain mutually agreed therapeutic targets of interest to Jade (each, a "Research Program"). The Paragon Option Agreement initially included one selected target for JADE-001: APRIL. From time to time, Jade can choose to add additional targets by mutual agreement with Paragon and Parade. The Paragon Option Agreement was amended on September 27, 2024 to, among other things, include a target for each of JADE-002 and JADE-003.

The Paragon Option Agreement requires Jade, Paragon, and Parade to develop a research plan for each target that includes design, modeling, synthesis, evaluation, and other mutually agreed activities (each, a "Research Plan"), which activities may include performing preclinical studies. Paragon will perform the activities set forth in each Research Plan on the timelines set forth in such Research Plan and in compliance with a mutually agreed budget. Each Research Program will be overseen and coordinated by a joint development committee consisting of two employees from Jade and two employees from Paragon, with Jade and Paragon each having one vote with respect to decisions of the committee. When Paragon and Parade have produced an antibody against a selected target, and upon the completion of each Research Program, Paragon and Parade will deliver to Jade a data package that includes sequence information for all then-existing antibodies and information directed to such target. Jade, Paragon, and Parade have developed a Research Plan for JADE-001 consistent with the foregoing, and Paragon and Parade have delivered an antibody against APRIL in accordance with such Research Plan.

Under the Paragon Option Agreement, Jade has the exclusive option (an "Option"), on a Research Program-by-Research Program basis, to enter into a separate agreement with Paragon consistent with a set of terms that are pre-negotiated and attached to the Paragon Option Agreement as an exhibit (a "License Agreement"). Each License Agreement will include (a) an exclusive, worldwide license to all of Paragon's right, title, and interest in and to the intellectual property resulting from the applicable Research Program to develop, manufacture, and commercialize the monospecific antibodies and products directed to the selected target(s), (b) a non-exclusive, worldwide license to all of Paragon's right, title, and interest in and to the intellectual property resulting from the applicable Research Program to develop, manufacture, and commercialize multispecific antibodies and products direct to the selected target(s), and (c) a right of first negotiation for a set period of time after the execution of the License Agreement with regard to any multispecific antibodies or products comprised of (i) the licensed antibody or a derivative antibody and (ii) one or more antibodies directed at an additional target other than the selected target that are developed by Paragon. The Option with respect to each Research Program is exercisable at Jade's sole discretion at any

360

time during the period beginning on the initiation of activities under the associated Research Program and ending a specified number of days following the delivery of the data package from Paragon related to the results of the Research Program (an "Option Period"). There is no payment due upon exercise of an Option pursuant to the Paragon Option Agreement. Activities under a Research Plan may continue past the exercise of an Option or entry into a License Agreement. Jade exercised the Option to acquire the intellectual property rights to JADE-001 on October 7, 2024, and entered into a License Agreement for all antibodies discovered, generated, identified or characterized by Paragon in the course of performing the JADE-001 Research Program directed to APRIL, antibodies created by Jade derived from the licensed antibodies and directed to APRIL, and products that comprise the foregoing with Paragon on October 30, 2024. Jade's Options to acquire the intellectual property rights to certain other Research Programs under the Paragon Option Agreement, including JADE-002 and JADE-003, currently remain unexercised.

Upon exercise of an Option with respect to a Research Program, the parties are obligated to use reasonable efforts to finalize and execute a License Agreement within 30 days. Under the terms of a License Agreement, Jade expects that it will have sole authority over and control of the development, regulatory approval, manufacturing and commercialization of such in-licensed intellectual property worldwide. In addition, Jade expects to have sole authority over and control of the application for and issuance of all regulatory approvals related to such in-licensed intellectual property. Prior to entry into a License Agreement, Paragon is responsible for the prosecution, defense, maintenance and enforcement of patents related to the Research Program. Following entry into a License Agreement, Jade expects to control prosecution, defense, maintenance and enforcement of patents in-licensed under such License Agreement. However, there is no assurance that Jade will successfully negotiate future License Agreements with Paragon or that the terms will not differ from those described in this proxy statement/prospectus.

Unless terminated earlier, the Paragon Option Agreement shall continue in force on a Research Program-by-Research Program basis until the later of: (i) the end of the Option Period for such Research Program, as applicable, if such Option is not exercised by Jade; (ii) if Jade exercises its Option with respect to a Research Program, but the parties are unable to finalize and execute a License Agreement within 30 days, the expiration of such 30-day period (subject to any mutually agreed extension of such period); and (iii) the expiration of the applicable Research Term (as defined under the Paragon Option Agreement). Jade may terminate the Paragon Option Agreement or any Research Program at any time for any or no reason upon 30 days' prior written notice to Paragon; provided, that Jade must pay certain unpaid fees due to Paragon upon such termination, as well as any non-cancellable obligations reasonably incurred by Paragon in connection with its activities under any terminated Research Program. Paragon may terminate the Paragon Option Agreement or a Research Program immediately upon written notice to Jade if, as a result of any action or failure to act by Jade or its affiliates, such Research Program or all material activities under the applicable Research Plan are suspended, discontinued or otherwise delayed for a certain consecutive number of months. Each party has the right to terminate the Paragon Option Agreement or any Research Program upon (i) 30 days' prior written notice of the other party's material breach that remains uncured for the 30-day period and (ii) the other party's bankruptcy.

Upon entering into the Paragon Option Agreement, Jade was required to pay Paragon an upfront amount of $5.6 million. This amount reflects the actual historical direct costs incurred by Paragon as well as a 20% mark-up on the direct costs to approximate the indirect costs incurred by Paragon from the inception of the APRIL program to the entry into the Paragon Option Agreement. Substantially all of the costs reflected in the upfront amount were incurred by Paragon between January 1, 2024 and the parties' entry into the Paragon Option Agreement, and the remainer of the costs were incurred in the year ended December 31, 2023. Such direct costs were related to research and development activities. Of these upfront research and development costs, a total of $5.5 million was included in Jade's consolidated statement of operations as research and development expense during the period from June 18, 2024 (inception) to December 31, 2024. Paragon had no investments, intangibles, debt, or other assets or liabilities related to the APRIL program aside from standard operating liabilities that were included in the upfront amount paid by Jade to Paragon. Paragon's cash flows related to the APRIL program were operating cash flows and this categorization is consistent with the presentation of R&D expense related cash flows, as presented on Jade's consolidated statement of cash flows.

Jade is also required to pay Paragon for certain development fees and costs on a Research Program-by-Research Program basis. Under the Paragon Option Agreement, Jade is required to pay Paragon a one-time, non-refundable research initiation fee within 30 days following finalization of a Research Plan in the amount of $1.3 million for JADE-001 and $1.0 million for each of JADE-002 and JADE-003. The JADE-001, JADE-002, and JADE-003 respective research plans were all finalized in November 2024. The total amount of $3.3 million of one-time nonrefundable research initiation fees related to Jade's programs was recognized as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024. Under the Paragon Option Agreement, on a Research Program-by-Research Program basis, Jade is required to make one-time non-refundable milestone payments to Paragon of up to a total of $22.0 million upon the achievement of certain clinical development and regulatory milestones.

Upon exercise of the Option with respect to a Research Program, the parties are obligated to use reasonable efforts to finalize and execute a License Agreement within 30 days. Any License Agreement entered into with respect to a given Research Program is expected to be consistent with pre-negotiated terms attached to the Paragon Option Agreement and shall contain the same milestone payment obligations as the Paragon Option Agreement, provided that any milestone set in the Paragon Option Agreement that has not yet been achieved and is duplicated in such License Agreement shall no longer be achievable and payable under the terms of the Paragon Option Agreement and shall only be achievable under the terms of the License Agreement. For the avoidance of doubt, if a milestone is achieved and paid by Jade pursuant to the Paragon Option Agreement for a certain Research Program, then there shall be no milestone payment due for the achievement of such milestone under a subsequently executed License Agreement for such Research Program. Further, under a License Agreement, Jade would also be required to make royalty payments to Paragon in the low single-digit percentage range based on net sales of products, subject to certain reductions. The royalty term will terminate on a product-by-product and country-by-country basis upon the later of the expiration of the last-to-expire valid claim within the relevant patent rights or the twelfth anniversary of the first commercial sale of such product in such country.

Additionally, as part of the Paragon Option Agreement, on each of December 31, 2025 and December 31, 2026, Jade will grant Parade warrants to purchase a number of shares equal to 1.00% of Jade's outstanding capital stock as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares of Jade common stock on each respective grant date. Parade is an entity formed by Paragon as a vehicle to hold equity in Jade in order to share profits with certain employees of Paragon and will not perform any substantive role under the Paragon Option Agreement other than to receive such warrants.

### JADE-001 License Agreement

On October 30, 2024, Jade entered into a License Agreement for all antibodies discovered, generated, identified or characterized by Paragon in the course of performing the JADE-001 research program directed to APRIL, antibodies created by Jade derived from the licensed antibodies and directed to APRIL, and products that comprise the foregoing with Paragon (the "JADE-001 License Agreement") consistent with the pre-negotiated terms agreed to upon execution of the Paragon Option Agreement, pursuant to which Paragon granted Jade a royalty-bearing, worldwide, exclusive and sublicensable license with respect to certain inventions, patent rights, sequence information and other intellectual property rights related to monospecific antibodies directed at the APRIL target (the "Licensed Antibody Technology") to use, make, sell, import, export and otherwise exploit certain monospecific antibodies and products targeting APRIL in the field of prophylaxis, palliation, treatment and diagnosis of human disease and disorders in all therapeutic areas (the "field") and worldwide (the "territory"). Under the terms of the JADE-001 License Agreement, Jade is obligated to pay Paragon up to $22.0 million based on specific development and regulatory milestones, including a $1.5 million fee for nomination of a development candidate and a further milestone payment of $2.5 million upon the first dosing of a human patient in a Phase 1 trial. Following the execution of the JADE-001 License Agreement, Jade is solely responsible for, and has sole authority and control over, all aspects of the development, manufacturing and commercialization of JADE-001, including regulatory strategy, communications, filings and activities (including clinical trials). In addition, the following summarizes other key terms of the JADE-001 License Agreement:

- Paragon also granted Jade a royalty-bearing, worldwide, non-exclusive, sublicensable right and license under the Licensed Antibody Technology to use, make, sell, import, export or otherwise exploit certain multispecific antibodies and products targeting APRIL.

- Paragon will not conduct any new campaigns that generate APRIL monospecific antibodies in the field for at least five years.

- Paragon may pursue the development and commercialization of multispecific antibodies and products directed at the APRIL target in the field and in the territory, and Jade has a right of first negotiation for any such multispecific antibodies and products proposed by Paragon for a period of five years from the execution of the JADE-001 License Agreement. If Jade does not exercise its right of first negotiation, or if the parties are unable to agree on a definitive agreement, Paragon may proceed without any obligations to Jade with respect to the right of first negotiation, and Jade's non-exclusive license will exclude any multispecific antibodies and products that were the subject of the right of first negotiation.

- Jade will pay Paragon a low-to-mid single-digit percentage royalty based on annual net sales of the products in the field and in the territory, and a mid single-digit percentage royalty based on annual net sales of the multispecific products in the field and in the territory, subject to a 30% reduction if there is no valid patent covering the product in the country.

- The royalty term ends on the later of (i) the twelfth anniversary of such date or (ii) the expiration of the last-to-expire valid patent covering the product or the multispecific product in the country at issue.

- The JADE-001 License Agreement may be terminated on 60 days' notice by Jade; on material breach without cure; and to the extent permitted by law, on a party's insolvency or bankruptcy.

- With respect to patents licensed to Jade under the JADE-001 License Agreement that have been filed as of the effective date of the JADE-001 License Agreement, Jade will control the preparing, filing, prosecuting and maintenance of such patents. With respect to patents filed after the effective date of the JADE-001 License Agreement, Paragon will control the preparing, filing, prosecuting and maintaining of such patents until the final deliverable for the relevant research program is delivered to Jade, after which Jade will control the preparing, filing, prosecuting and maintain of such patents.

- Jade shall have the right to grant sublicenses under the JADE-001 License Agreement, provided that (i) any sublicense agreement is consistent with all relevant terms, conditions and restrictions of the JADE-001 License Agreement, (ii) Jade provides Paragon with a copy of each sublicense agreement and any amendments thereto within 30 days following execution thereof and (iii) Jade remains responsible for all payments and obligations due under the JADE-001 License Agreement.

- On a product-by-product basis, Jade is obligated to pay sublicensing fees of up to approximately $20.1 million, mainly upon the achievement of commercial milestones. Jade has the option, during specified periods, to pay a nonrefundable lump-sum buyout payment on a product-by-product basis to extinguish future milestone payment obligations with respect to such product.

In December 2024, Jade completed its selection of its development candidate for the JADE-001 program and paid Paragon the related $1.5 million milestone payment and recorded the payment as research and development expense in its consolidated statements of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024. The Company recorded a $0.1 million nonrefundable sublicensee fee under the JADE-001 License Agreement as research and development expense in its consolidated statements of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024.

**Indemnification Agreements and Insurance**

Jade has entered into an indemnification agreement with each of its directors and officers and Jade has purchased directors' and officers' liability insurance. The indemnification agreements require Jade to indemnify its directors and officers to the fullest extent permitted under Delaware law.

**Restricted Stock Grants to Directors and Executive Officers**

Jade has entered into restricted stock purchase agreements with certain of its executive officers and directors, as more fully described in the sections titled "*Jade Executive Compensation*" and "*Jade Director Compensation*" beginning on pages 184 and 188, respectively, of this proxy statement/prospectus.

**Policies for Approval of Related Party Transactions**

Jade does not have a formal policy regarding approval of transactions with related parties. To date, all disclosable transactions with related parties have been approved by the directors not interested in such transaction pursuant to Section 144(a)(1) of the DGCL. Following the completion of the Merger, Jade anticipates that the Combined Company will adopt a related party transaction approval policy and the Combined Company's audit committee will be responsible for the review, consideration and approval or ratification of related party transactions.

# UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

*Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.*

On October 30, 2024, Jade entered into the Merger Agreement with Aerovate and the Merger Subs, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Jade, with Jade surviving as a wholly owned subsidiary of Aerovate and the surviving corporation of the First Merger, and, immediately following the First Merger and as part of the same overall transaction, Jade will merge with and into Merger Sub II, with Merger Sub II being the surviving entity of the Second Merger. The Merger is expected to close in the first half of 2025 following the effectiveness of this registration statement and receipt of approval by the stockholders of each of Jade and Aerovate, in the latter case pursuant to the Aerovate Special Meeting. In connection with the Merger, Merger Sub II will change its corporate name to "Jade Biosciences, LLC" and Aerovate will change its name to "Jade Biosciences, Inc." Aerovate following the Merger is referred to herein as the "Combined Company." The Combined Company will be led by Jade's management team and will focus on developing differentiated biologic therapies for patients living with autoimmune diseases.

At the First Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Jade common stock (including shares of Jade common stock issued in connection with the Jade Pre-Closing Financing) will be converted into the right to receive a number of shares of Aerovate common stock equal to the Exchange Ratio, (ii) each then-outstanding share of Jade Preferred Stock will be converted into the right to receive a number of shares of Aerovate Series A Preferred Stock, which are each convertible into 1,000 shares of Aerovate common stock, equal to the Exchange Ratio divided by 1,000, (iii) each then-outstanding option to purchase Jade common stock will be assumed by Aerovate and will be converted into an option to purchase shares of Aerovate common stock, and (iv) each then-outstanding pre-funded warrant to purchase shares of Jade common stock will be converted into a pre-funded warrant to purchase shares of Aerovate common stock.

The Exchange Ratio is currently estimated to be approximately 22.0844 shares of Aerovate common stock for each share of Jade common stock (and 0.0220844 shares of Aerovate Series A Preferred Stock for each share of Jade Preferred Stock) on the Closing Date. Under the Exchange Ratio formula, the former Jade stockholders immediately before the effective time, including those purchasing shares and pre-funded warrants in the Jade Pre-Closing Financing, are estimated to own approximately 98.6% of the outstanding common stock of the Combined Company, and the stockholders of Aerovate immediately before the effective time are estimated to own approximately 1.4% of the outstanding common stock of the Combined Company, which give effect to (a) Aerovate's Net Cash (as defined in the Merger Agreement) as of the Closing being approximately $0, (b) the Jade Pre-Closing Financing for an aggregate purchase price of approximately $300.0 million, which reflects the conversion of the previously issued $95.0 million of convertible notes, (c) a valuation for Aerovate equal to its Net Cash as of the business day immediately prior to the Closing Date, plus $8.0 million, and (d) a valuation for Jade equal to $175.0 million, in each case as further described in the Merger Agreement.

The following unaudited pro forma condensed combined financial information gives effect to the Merger, which, together with the Jade Pre-Closing Financing, is expected to be accounted for as a reverse recapitalization under U.S. GAAP. For further details related to the accounting for the Merger, please see Notes 1 and 3 below. All share amounts have been adjusted to reflect the estimated Exchange Ratio of 22.0844 shares of Aerovate common stock for each share of Jade common stock, unless otherwise stated.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Aerovate and Jade as of December 31, 2024 and depicts the accounting of the transactions prepared pursuant to Article 11 of Regulation S-X (the "pro forma balance sheet transaction accounting adjustments"). The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024 for Aerovate and the period from June 18, 2024 (inception) to December 31, 2024 for Jade combine the historical results of Aerovate and Jade for those periods and depict the pro forma transaction accounting adjustments assuming that those adjustments were made as of January 1, 2024 (the "pro forma statements of operations transaction accounting adjustments"). Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statements of operations transaction accounting adjustments are referred to as the "transaction accounting adjustments" or "pro forma adjustments."

These unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with:

- the historical audited consolidated financial statements of Jade as of December 31, 2024 and for the period from June 18, 2024 (inception) to December 31, 2024, and the related notes included elsewhere in this proxy statement/prospectus;

- the historical audited consolidated financial statements of Aerovate for the year ended December 31, 2024, and the related notes included elsewhere in this proxy statement/prospectus; and

- the sections titled "Aerovate Management's Discussion and Analysis of Financial Condition and Results of Operations," "Jade Management's Discussion and Analysis of Financial Condition and Results of Operation," and other financial information relating to Aerovate and Jade included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed including but not limited to additional financing, additional direct and incremental offering costs and a reverse stock split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the Closing, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had Aerovate and Jade been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

# UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
## AS OF DECEMBER 31, 2024
### (In thousands, except share amounts)

| | Historical 5(A) Aerovate Therapeutics, Inc. | Historical 5(B) Jade Biosciences, Inc. | Transaction Accounting Adjustments | Notes | Pro Forma Combined |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Current assets: | | | | | |
| Cash and cash equivalents . . . . . . . . . . . . . . | $33,751 | $ 69,386 | $ (3,585) | 5(a) | $252,058 |
| | | | 205,000 | 5(c) | |
| | | | (22,312) | 5(d) | |
| | | | (4,811) | 5(e) | |
| | | | (243) | 5(h) | |
| | | | (70,000) | 5(i) | |
| | | | 44,872 | 5(j) | |
| Short-term investments . . . . . . . . . . . . . . . | 44,872 | — | (44,872) | 5(j) | — |
| Prepaid expenses and other current assets . . . | 1,494 | 268 | (649) | 5(f) | 1,113 |
| Total current assets . . . . . . . . . . . . . . . . . . | 80,117 | 69,654 | 103,400 | | 253,171 |
| Operating lease right-of-use assets . . . . . . . . . | 209 | — | (209) | 5(g) | — |
| Property and equipment, net . . . . . . . . . . . . . | 6 | — | (6) | 5(g) | — |
| Other assets . . . . . . . . . . . . . . . . . . . . . . . . . | — | 3,145 | (3,145) | 5(d) | — |
| Total assets . . . . . . . . . . . . . . . . . . . . . . | $80,332 | $ 72,799 | $ 100,040 | | $253,171 |
| **Liabilities, Convertible Preferred Stock and Stockholders' Equity (Deficit)** | | | | | |
| Current liabilities: | | | | | |
| Accounts payable . . . . . . . . . . . . . . . . . . . . | $ 224 | $ 1,290 | $ — | | $ 1,514 |
| Accrued expenses and other current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,187 | 4,125 | (2,857) | 5(a) | 4,391 |
| | | | (64) | 5(e) | |
| Related party accrued expenses and other current liabilities . . . . . . . . . . . . . . . . . . . | | 5,504 | — | | 5,504 |
| Warrant liability, related party . . . . . . . . . . . | — | 1,077 | — | | 1,077 |
| Operating lease liabilities, current . . . . . . . . . | 417 | — | (417) | 5(g) | — |
| Total current liabilities . . . . . . . . . . . . . . . | 3,828 | 11,996 | (3,338) | | 12,486 |
| Long term liabilities: | | | | | |
| Operating lease liabilities – net of current portion . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | | — |
| Other liabilities . . . . . . . . . . . . . . . . . . . . . . | 70 | — | — | | 70 |
| Notes payable to related parties, noncurrent . . | — | 107,600 | 16,977 | 5(c) | — |
| | | | (124,577) | 5(c) | |
| Total liabilities . . . . . . . . . . . . . . . . . . . . . . | 3,898 | 119,596 | (110,938) | | 12,556 |

| | Historical | | | | |
|---|---|---|---|---|---|
| | 5(A) Aerovate Therapeutics, Inc. | 5(B) Jade Biosciences, Inc. | Transaction Accounting Adjustments | Notes | Pro Forma Combined |
| Jade convertible preferred stock ............ | — | 2 | (2) | 5(b) | — |
| Stockholders' equity (deficit) | | | | | |
| Aerovate Series A non-voting convertible preferred stock ...................... | — | — | 2 | 5(b) | 2 |
| Aerovate common stock, $0.0001 par value .... | 3 | — | (3) | 5(k) | — |
| Jade common stock, $0.0001 par value ....... | — | 1 | 46 | 5(c) | 126 |
| | | | 76 | 5(c) | |
| | | | 3 | 5(k) | |
| Additional paid-in capital ................ | 309,378 | 179 | 124,531 | 5(c) | 304,442 |
| | | | 204,924 | 5(c) | |
| | | | (25,457) | 5(d) | |
| | | | 6,915 | 5(h) | |
| | | | (70,000) | 5(i) | |
| | | | (246,028) | 5(k) | |
| Accumulated other comprehensive (loss) income ............................. | 105 | — | (105) | 5(l) | — |
| Accumulated deficit .................... | (233,052) | (46,979) | (728) | 5(a) | (63,955) |
| | | | (4,747) | 5(e) | |
| | | | (649) | 5(f) | |
| | | | 202 | 5(g) | |
| | | | (7,158) | 5(h) | |
| | | | 246,133 | 5(k) | |
| | | | (16,977) | 5(c) | |
| Total stockholders' equity (deficit) .......... | 76,434 | (46,799) | 210,980 | | 240,615 |
| Total liabilities, convertible preferred stock and stockholders' equity (deficit) ............. | $ 80,332 | $ 72,799 | $ 100,040 | | $253,171 |

*See accompanying notes to the unaudited pro forma condensed combined financial information.*

## UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
### FOR THE YEAR ENDED DECEMBER 31, 2024
(In thousands, except share and per share amounts)

| | Historical | | | | | |
| | 6(A) Aerovate Therapeutics, Inc. | 6(B) Jade Biosciences, Inc. | Transaction Accounting Adjustments | Notes | Pro Forma Combined | Notes |
|---|---|---|---|---|---|---|
| Operating expenses: | | | | | | |
| Research and development . . . . . | $ 53,187 | $ 31,234 | $ 278 | 6(f) | $ 84,699 | |
| General and administrative . . . . . | 21,409 | 4,304 | 728 | 6(a) | 35,279 | |
| | | | 649 | 6(b) | | |
| | | | (202) | 6(c) | | |
| | | | 7,158 | 6(d) | | |
| | | | 1,233 | 6(f) | | |
| Total operating expenses . . . . . | 74,596 | 35,538 | 9,844 | | 119,978 | |
| Income (loss) from operations . . . . . | (74,596) | (35,538) | (9,844) | | (119,978) | |
| Other income (expense), net | | | | | | |
| Interest income . . . . . . . . . . . . . | 5,042 | 1,159 | — | | 6,201 | |
| Change in fair value of convertible note . . . . . . . . . . . . . . . . . . . | — | (12,600) | (16,977) | 6(e) | (29,577) | |
| Other (expense) income . . . . . . . | (19) | — | — | | (19) | |
| Total other income (expense), net . . . . . . . . . . . . . . . . . . . | 5,023 | (11,441) | (16,977) | | (23,395) | |
| Net loss before income taxes . . . . . . | (69,573) | (46,979) | (26,821) | | (143,373) | |
| Provision for income taxes . . . . . . . | 55 | — | — | | 55 | |
| Net loss . . . . . . . . . . . . . . . . . . . . | $ (69,628) | $(46,979) | $(26,821) | | $ (143,428) | |
| Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted . . | 28,582,194 | | | | 1,364,192,819 | 6(g) |
| Weighted average shares used in computing net loss per share attributable to Series A non-voting convertible preferred stockholders, basic and diluted . . | — | | | | 441,688 | |
| Net loss per share attributable to common stockholders, basic and diluted . . . . . . . . . . . . . . . . . . . | $ (2.44) | | | | $ (0.08) | |
| Net loss per share attributable to Series A non-voting convertible preferred stockholders, basic and diluted . . . . . . . . . . . . . . . . . . . | $ — | | | | $ (79.42) | |

*See accompanying notes to the unaudited pro forma condensed combined financial information.*

# NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

## 1. Description of the Merger

On October 30, 2024, Jade entered into the Merger Agreement with Aerovate and the Merger Subs, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Jade, with Jade surviving as a wholly owned subsidiary of Aerovate and the surviving corporation of the First Merger, and, immediately following the First Merger and as part of the same overall transaction, Jade will merge with and into Merger Sub II, with Merger Sub II being the surviving entity of the Second Merger. The Merger is expected to close in the first half of 2025 following the effectiveness of this registration statement and receipt of approval by the stockholders of each of Jade and Aerovate, in the latter case pursuant to the Aerovate Special Meeting. In connection with the Merger, Merger Sub II will change its corporate name to "Jade Biosciences, LLC" and Aerovate will change its name to "Jade Biosciences, Inc." Aerovate following the Merger is referred to herein as the "Combined Company." Subject to the terms and conditions of the Merger Agreement, at closing of the Merger (the "Closing"):

a)  each then-outstanding share of Jade common stock (including shares of Jade common stock issued in connection with the Jade Pre-Closing Financing) will be converted into the right to receive a number of shares of Aerovate common stock equal to the Exchange Ratio;

b)  each then-outstanding share of Jade Preferred Stock will be converted into the right to receive a number of shares of Aerovate Series A Preferred Stock, which are each convertible into 1,000 shares of Aerovate common stock, equal to the Exchange Ratio divided by 1,000;

c)  each then-outstanding option to purchase Jade common stock will be assumed by Aerovate and will be converted into an option to purchase shares of Aerovate common stock; and

d)  each then-outstanding pre-funded warrant to purchase shares of Jade common stock will be converted into a pre-funded warrant to purchase shares of Aerovate common stock, subject to adjustment as set forth in the form of pre-funded warrant.

The shares of Aerovate common stock issued in exchange for shares of Jade Restricted Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.

Each option to acquire shares of Aerovate's common stock with an exercise price less than or equal to the Aerovate Closing Price will be cancelled and converted into the right to receive an amount in cash, without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the Aerovate Closing Price over the exercise price per share of Aerovate common stock underlying such Aerovate option by (B) the number of shares of Aerovate common stock underlying such Aerovate option, and each option with an exercise price greater than the Aerovate Closing Price, as adjusted for the proposed special Cash Dividend, to acquire shares of Aerovate's common stock will be cancelled for no consideration. The incremental fair value of Aerovate's options associated with the modification to accelerate vesting and the acceleration of grant date fair value associated with the cancelation of certain stock options for no consideration has been included as an adjustment to the unaudited pro forma condensed combined financial information.

Immediately following the Merger, Aerovate securityholders as of immediately prior to the Merger are expected to own approximately 1.6% of the outstanding capital stock of the Combined Company on a fully diluted basis, former Jade securityholders, excluding shares purchased in the Jade Pre-Closing Financing, are expected to own approximately 34.3% of the outstanding capital stock of the Combined Company on a fully diluted basis, and shares and pre-funded warrants issued in the Jade Pre-Closing Financing are expected to own approximately 64.1% of the outstanding capital stock of the Combined Company on a fully diluted basis. Jade stockholders are expected to receive approximately 1,879,131,802 shares on a fully diluted basis in connection with the Merger, including (i) 101,833,177 shares of Aerovate common stock and stock options subject to vesting terms, based on the number of shares of Jade common stock outstanding immediately prior to the Merger, including Jade Restricted Stock, (ii) the shares of common stock and pre- funded warrants issued in the Jade Pre-Closing Financing, and (iii) Jade Preferred Stock outstanding as of December 31, 2024, which will be exchanged into shares of newly created Aerovate Series A Preferred

Stock which are each convertible into 1,000 shares of Aerovate common stock, equal to the Exchange Ratio divided by 1,000. These estimates are subject to certain inputs, which include, but are not limited to, (a) Aerovate's Net Cash (as defined in the Merger Agreement) as of the Closing being approximately $0, (b) Jade closing the Jade Pre-Closing Financing for an aggregate purchase price of approximately $300.0 million, which reflects the conversion of the previously issued $95.0 million of convertible notes, (c) a valuation for Aerovate equal to $8.0 million (d) a valuation for Jade equal to $175.0 million, in each case as further described in the Merger Agreement. The following table summarizes the pro forma number of shares of common stock of the Combined Company outstanding following the consummation of the transactions:

| Equity Capitalization Summary (fully diluted basis) Upon Consummation of the Merger | Pro Forma (Assuming Aerovate Net Cash at Closing of $0) | |
| --- | --- | --- |
| | Number of Shares Owned | % Ownership |
| Jade stockholders | 653,943,177 | 34.3% |
| Aerovate stockholders | 29,743,481 | 1.6% |
| Investors participating in the Subscription Agreement[1] | 1,225,188,625 | 64.1% |
| Total common stock of the Combined Company | 1,908,875,283 | 100.0% |

_____

(1)  Includes 269,202,851 pre-funded warrants issued in the Jade Pre-Closing Financing after reflecting the estimated Exchange Ratio.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Aerovate stockholders of the issuance of Aerovate common stock, including shares of Aerovate common stock issuable upon conversion of the Aerovate Series A Preferred Stock, and the other transactions proposed under the Merger Agreement, (2) adoption of the Merger Agreement by the Jade stockholders, (3) Nasdaq's approval of the listing of the shares of Aerovate common stock to be issued in connection with the Merger and (4) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part.

The employment agreements for Aerovate employees include entitlement to change in control payments for certain executives, and severance for certain non-executives, the aggregate of which will be treated as pre-Merger compensation expense of Aerovate and will be reflected as an increase to accrued expenses of Aerovate, which will be assumed by the Combined Company at Closing to the extent they are not yet settled in cash beforehand by Aerovate. Prior to the Closing, Aerovate also has or expects to (i) discontinue its research and development activities, (ii) close out of all contracts related to Aerovate's worldwide clinical trial, and (iii) terminate its office space leases. Additionally, Aerovate's current Directors & Officers ("D&O") policy will be fully utilized at Closing.

*Private Financing Transaction — Subscription Agreement*

Concurrently with the execution of the Merger Agreement, certain parties have entered into the Subscription Agreement with Jade to purchase, prior to the consummation of the Merger, approximately 43,287,831 shares of Jade common stock and 12,189,729 pre-funded warrants before giving effect to the Exchange Ratio, at an estimated purchase price of $5.9407 and $5.9406 per share, respectively, for an aggregate purchase price, assuming the financing transaction had happened on December 31, 2024, of approximately $329.6 million, which includes the $95.0 million of Jade convertible notes previously issued and $4.7 million of accrued interest as of December 31, 2024 from the convertible notes, both converting at a 20% discount. Shares of Jade common stock and pre-funded warrants to purchase shares of Jade common stock issued pursuant to the Subscription Agreement will be converted into shares of Aerovate common stock and pre-funded warrants to purchase shares of Aerovate common stock at Closing per the Merger Agreement.

**2.  Basis of Presentation**

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the Combined Company upon consummation of the Merger. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2024 gives effect to the Merger as if it had been consummated on January 1, 2024. The unaudited pro forma condensed combined balance sheet as of December 31, 2024 gives effect to the Merger and combines the historical balance sheets of Aerovate and Jade as if the Merger had been consummated on December 31, 2024.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons: (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of Aerovate's Net Cash to be assumed at the Closing Date, and (iii) other changes in Aerovate's assets and liabilities, which are expected to be completed after the Closing, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the Combined Company's future results of operations and financial position.

## 3. Accounting for the Merger

The unaudited pro forma condensed combined financial information gives effect to the Merger, which will be accounted for under U.S. GAAP as a reverse recapitalization of Aerovate by Jade, as the transaction is, in essence, the issuance of equity for Aerovate's net assets, which will primarily consist of nominal non-operating assets and liabilities. Under this method of accounting, Jade will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the Merger:

- Immediately prior to the Merger, Jade is not a variable interest entity as it has sufficient equity at risk in order to fund its next development milestones;

- Jade stockholders will own a substantial majority of the voting rights in the Combined Company through existing ownership and additional interest through the Subscription Agreement;

- Jade's largest stockholder will retain the largest interest in the Combined Company (38.0%);

- Jade will designate the initial members of the board of directors of the Combined Company;

- Jade's executive management team will become the management of the Combined Company; and

- The Combined Company will be renamed "Jade Biosciences, Inc."

As a result of Jade being the accounting acquirer, Jade's assets and liabilities will be recorded at their pre-combination carrying amounts. Aerovate's assets and liabilities will be measured and recognized at their fair values as of the effective time of the Merger, which are expected to approximate the carrying value of the acquired other non-operating assets and liabilities, with no goodwill or other intangible assets recorded. Any difference between the consideration transferred and the fair value of the net assets of Aerovate following the determination of the actual consideration transferred for Aerovate will be reflected as an adjustment to additional paid-in capital. For periods prior to Closing, the historical financial statements of Jade shall become the historical financial statements of the Combined Company.

## 4. Shares of Aerovate Common Stock, Convertible Preferred Stock, Options, and Warrants Issued to Jade Stockholders upon Closing of the Merger

At Closing, all outstanding shares of Jade common stock, on a fully-diluted basis, will be exchanged for shares of Aerovate common stock based on the preliminary estimated Exchange Ratio of 22.0844 shares of Aerovate common stock for each share of Jade common stock, determined in accordance with the terms of the Merger Agreement. The estimated number of shares of Aerovate common stock that Aerovate expects to issue to Jade's stockholders assumes Aerovate's Net Cash at Closing is $0 and is determined as follows:

| | |
|---|---:|
| Shares of Jade common stock outstanding as of December 31, 2024[1] . . . . . . . . . . . . . . | 5,819,672 |
| Shares of Jade common stock to be issued upon conversion of Jade convertible preferred stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,000,000 |
| Shares of Jade common stock issued upon exercise of Jade stock options[2] . . . . . . . . . . . | 3,791,419 |
| Estimated shares of Jade common stock to be issued in connection with the Subscription Agreement, see Note 5(c) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 43,287,831 |
| Estimated Jade prefunded warrants to be issued in connection with the Subscription Agreement, see Note 5(c) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,189,729 |
| Total Jade fully diluted shares prior to the Closing . . . . . . . . . . . . . . . . . . . . . . . . . . | 85,088,651 |
| Estimated Exchange Ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22.0844 |
| Estimated fully diluted shares to be issued to existing Jade stockholders and investors participating in Jade Pre-Closing Financing upon the Closing . . . . . . . . . . . . . . . . . . | 1,879,131,802 |

(1) Represents shares of Jade common stock outstanding as of December 31, 2024, including 819,672 shares of unvested Jade Restricted Stock.

(2) Represents the outstanding options as of December 31, 2024 to acquire Jade common stock.

**5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024**

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

*Pro forma notes:*

5(A) Derived from the audited consolidated balance sheet of Aerovate as of December 31, 2024.

5(B) Derived from the audited consolidated balance sheet of Jade as of December 31, 2024.

*Pro forma Balance Sheet Transaction Accounting Adjustments:*

5(a) To reflect preliminary estimated incremental compensation expense of $0.7 million related to severance payments and change in control bonus resulting from pre-existing employment agreements or from approval from Aerovate's board of directors that is expected to be incurred upon the Closing. This amount is in addition to existing severance payments of $2.9 million owed and unpaid by Aerovate at December 31, 2024. The pro forma adjustment is reflected as a decrease in cash of $3.6 million for the severance payments to be made subsequent to December 31, 2024, a decrease to accrued expenses of $2.9 million and an increase to accumulated deficit of $0.7 million.

5(b) To reflect the exchange of all outstanding shares of Jade Preferred Stock, with a carrying amount of less than $0.1 million, into new created Aerovate Series A Preferred Stock at Closing, with the terms of Aerovate Series A Preferred Stock expected to result in classification within stockholders' equity.

5(c) To reflect an incremental fair value adjustment of $17.0 million of convertible notes, reflecting the 20% discount on convertible notes and accrued interest immediately prior to the conversion, as well as the issuance of 43,287,831 shares of Jade common stock and 12,189,729 pre-funded warrants, prior to giving effect to the Exchange Ratio, pursuant to the Subscription Agreement, which includes the $95.0 million Jade convertible notes previously issued. The incremental change in fair value of the convertible notes of $17.0 million is adjusted for pro forma purposes through accumulated deficit at December 31, 2024 and as an expense in the statement of operations for the year ended December 31, 2024.

The net cash proceeds received prior to direct and incremental transaction costs from the Subscription Agreement and corresponding adjustment to additional paid-in-capital upon close of the Merger is determined as follows (in thousands):

| | Subscription Agreement | Convertible Notes | Total |
|---|---|---|---|
| Proceeds received from the Subscription Agreement and convertible notes, prior to direct and incremental costs . . . | $205,000 | $ 95,000 | $300,000 |
| Fair value adjustment previously accrued as of December 31, 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 12,600 | 12,600 |
| Fair value adjustment related to the conversion of the convertible notes (see note 6(e)) . . . . . . . . . . . . . . . . . . . | — | 16,977 | 16,977 |
| Aggregate purchase price of the Subscription Agreement . . . | 205,000 | 124,577 | 329,577 |
| Issuance of Jade common stock and pre-funded warrants at par value upon Closing . . . . . . . . . . . . . . . . . . . . . . . . | (76) | (46) | (122) |
| Additional paid-in capital related to the issuance of Jade common stock and pre-funded warrants upon Closing . . . | $204,924 | $124,531 | $329,455 |

5(d) To reflect preliminary estimated transaction costs of $22.3 million, not yet reflected in the historical financial statements, that are expected to be incurred by Jade in connection with the Merger, and $3.1 million reflected in the historical financial statements as deferred offering costs, such as advisory, legal and auditor fees, as a reduction in cash and a reduction in other assets in the unaudited pro forma condensed combined balance sheet. As the Merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash, of Aerovate, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

5(e) To reflect preliminary estimated transaction costs of $4.8 million, not yet reflected in the historical financial statements, which are expected to be incurred by Aerovate in connection with the Merger, such as advisory, legal and auditor fees and including the estimated $1.2 million cost of a D&O tail policy, as a reduction in cash of $4.8 million, a reduction to accrued expenses of $0.1 million and a reduction in accumulated deficit of $4.7 million in the unaudited pro forma condensed combined balance sheet.

5(f) To derecognize $0.7 million of Aerovate's prepaid expenses consisting of $0.1 million of prepaid expenses related to software that will not be utilized and $0.6 million of prepaid insurance primarily related to the current Aerovate's D&O insurance policy that will be fully utilized at Closing.

5(g) To reflect the derecognition of Aerovate's operating leases that will expire prior to the Closing and the derecognition of property and equipment that will be fully depreciated prior to the Closing.

5(h) To reflect the one-time stock compensation expense of $7.2 million in general and administrative expense related to the cancellation of out-of-the-money stock options for no consideration, acceleration of stock options pursuant to pre-existing grant agreements, which provide for such acceleration upon a change in control provision, which will be triggered by the Merger, and to reflect the one-time cash payment of $0.2 million to settle in-the-money stock options per the terms of the Merger Agreement.

5(i) To reflect an estimate of the one-time dividend of $70.0 million declared and paid on the shares of Aerovate's common stock outstanding prior to the Merger. The dividend will be treated as a decrease in additional paid-in capital in the unaudited pro forma condensed combined balance sheet.

5(j) To reflect the liquidation of Aerovate's short-term investments of $44.9 million into cash prior to the Merger.

5(k) To reflect the recapitalization of Jade and the derecognition of accumulated other comprehensive income and the accumulated deficit of Aerovate, which is reversed to additional paid-in capital.

The derecognition of accumulated deficit of Aerovate of $246.1 million is determined as follows (in thousands):

| | |
|---|---:|
| **Accumulated deficit of Aerovate as of December 31, 2024** . . . . . . . . . . . . . . . . . . . . . . . . . . . | **$233,052** |
| Compensation expense related to Aerovate severance payments and change in control bonus, see Note 5(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 728 |
| Preliminary estimated transaction costs of Aerovate, see Note 5(e) . . . . . . . . . . . . . . . . . . . . . | 4,747 |
| Derecognition of Aerovate prepaid software expenses and prepaid insurance, see Note 5(f) . . . . | 649 |
| Derecognition of Aerovate operating leases, see Note 5(g) . . . . . . . . . . . . . . . . . . . . . . . . . . . | (202) |
| Pre-Merger stock-based compensation expense for Aerovate's cancelled and accelerated awards, see Note 5(h) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,158 |
| Total adjustment to derecognize the accumulated deficit of Aerovate . . . . . . . . . . . . . . . . . . . | $246,133 |

## 6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

*Pro forma notes:*

6(A)  Derived from the audited consolidated statement of operations and comprehensive loss of Aerovate for the year ended December 31, 2024.

6(B)  Derived from the audited consolidated statement of operations and comprehensive loss of Jade for the period June 18, 2024 (inception) to December 31, 2024.

Jade and Aerovate did not record any provision or benefit for income taxes during the year ended December 31, 2024 because each company incurred a pre-tax loss in 2024 and each company maintains a full valuation allowance on its deferred tax assets. Accordingly, no pro forma adjustments have an impact on associated income tax.

*Pro forma Statements of Operations Transaction Accounting Adjustments:*

6(a)  To reflect preliminary estimated incremental compensation expense related to severance and change in control payments recorded in general and administrative expenses of $0.7 million, resulting from pre-existing employment agreements or from approval from Aerovate's board of directors that will be incurred upon Closing, assuming that the adjustment described in Note 5(a) was made on January 1, 2024.

6(b)  To reflect the derecognition of Aerovate's prepaid expenses of $0.1 million related to software that will not be utilized, and prepaid insurance of $0.6 million primarily related to the current Aerovate D&O policy that will be fully utilized at Closing, assuming the adjustment made in Note 5(f) was made on January 1, 2024.

6(c)  To reflect the derecognition of Aerovate's operating leases that will expire prior to the Closing and the derecognition of property and equipment that will be fully depreciated prior to the Closing. The operating lease right-of-use assets and property and equipment of $0.2 million will be derecognized, assuming the adjustment made in Note 5(g) was made on January 1, 2024.

6(d)  To reflect the one-time stock compensation expense of $7.2 million in general and administrative expense related to the cancellation of out-of-the-money stock options for no consideration, acceleration of stock options pursuant to pre-existing grant agreements which provide for such acceleration upon a change in control provision, which will be triggered by the Merger, assuming the adjustment made in Note 5(h) was made on January 1, 2024.

6(e)  To reflect the incremental change in fair value related to Jade's convertible notes including interest expense that is recorded in its historical financial statements, to be recorded in the unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2024, assuming that the adjustment described in Note 5(c) was made on January 1, 2024.

6(f)  To reflect stock compensation expenses of $1.2 million for the year ended December 31, 2024 in general and administrative expense and to reflect stock compensation expenses of $0.3 million for the year ended December 31, 2024 in research and development, related to stock options issued in January 2025 to Jade's Chief Executive Officer and Chief Scientific Officer to maintain 5.0% and 2.0% ownership, respectively, pursuant to their employment agreements, assuming the adjustment was made on January 1, 2024. These stock options vest over 48 months from the date of issuance.

6(g)  The pro forma combined basic and diluted net loss per share has been adjusted to reflect the pro forma net loss for the year ended December 31, 2024. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the Combined Company for the respective periods. Pro forma weighted average shares outstanding includes the pre-funded warrants related to the Subscription Agreement as the exercise price is negligible and they are fully vested and exercisable. Shares of Aerovate Series A Preferred Stock share the same characteristics as common stock and have no substantive preference attributed to them and, accordingly, have been considered a class of common stock in the computation of net loss per share regardless of their legal form. Net loss is allocated to common stock based on its proportional ownership on an as-converted basis. Net loss is not allocated to participating securities as they do not have an obligation to fund losses.

The pro forma weighted average shares have been calculated as follows:

|  | December 31, 2024 |
|---|---|
|  | Basic and Diluted |
| Net loss attributable to common stockholders | $ (108,348) |
| Net loss attributable to Series A non-voting convertible preferred stockholders | $ (35,080) |
| Historical weighted average number of Aerovate common shares outstanding | 28,582,194 |
| Shares of Aerovate common stock issued to Jade stockholders upon close of Merger, assuming consummation of the Merger as of January 1, 2024[1] | 1,335,610,625 |
| Pro forma combined weighted average number of common shares outstanding | 1,364,192,819 |
| Pro forma combined weighted average number of shares of Series A Preferred Stock outstanding | 441,688 |
| Net loss per share attributable to common stockholders, basic and diluted | $ (0.08) |
| Net loss per share attributable to Series A non-voting convertible preferred stockholders, basic and diluted | $ (79.42) |

_____

(1)  Represents the shares of Aerovate common stock issued to Jade stockholders at Closing, excluding (i) the outstanding and unvested Jade Restricted Stock and options to purchase Jade common stock at Closing that were converted to the right to receive 18,101,964 shares of the Aerovate common stock and 83,731,213 options to purchase shares of Aerovate common stock, respectively, after reflecting the estimated Exchange Ratio and (ii) the outstanding shares of Jade Preferred Stock that were exchanged for 441,688 shares of Aerovate Series A Preferred Stock. The 18,101,964 shares of Aerovate common stock issued in exchange for shares of Jade Restricted Stock and 83,731,213 options to purchase shares of Aerovate common stock issued in exchange for options to purchase shares of Jade common stock are subject to the same vesting and forfeiture conditions, applicable, as they were prior to the Merger.

To present the effect of the proposed reverse stock split range, the unaudited pro forma condensed combined financial earnings per share has been prepared using the assumptions below:

| Proposed Reverse Stock Split | Minimum (1 for 20) | Mid (1 for 70) | Maximum (1 for 120) |
|---|---|---|---|
| Historical weighted average number of Aerovate common shares outstanding | 1,429,110 | 408,317 | 238,185 |
| Shares of Aerovate common stock issued to Jade stockholders upon close of Merger, assuming consummation of the Merger as of January 1, 2024 | 66,780,531 | 19,080,152 | 11,130,089 |
| Pro forma combined weighted average number of common shares outstanding | 68,209,641 | 19,488,469 | 11,368,273 |
| Pro forma combined weighted average number of shares of Series A Preferred Stock outstanding | 22,084 | 6,310 | 3,681 |
| Net loss per share attributable to common stockholders, basic and diluted | $ (1.59) | $ (5.56) | $ (9.53) |
| Net loss per share attributable to Series A non-voting convertible preferred stockholders, basic and diluted | $ (1,588.45) | $ (5,559.58) | $ (9,530.71) |

# DESCRIPTION OF AEROVATE CAPITAL STOCK

The following description of Aerovate's capital stock and provisions of the Aerovate Charter and Aerovate's amended and restated bylaws are summaries and are qualified by reference to such amended and restated certificate of incorporation and bylaws and applicable provisions of Delaware corporate law. Aerovate has filed copies of these documents as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

## General

Aerovate's authorized capital stock consists of 150,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated.

As of March 10, 2025, 28,985,019 shares of Aerovate common stock were outstanding and held by one stockholder of record.

## Common Stock

The holders of Aerovate common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of Aerovate common stock do not have any cumulative voting rights. Holders of Aerovate common stock are entitled to receive ratably any dividends declared by Aerovate's board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Aerovate's common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of Aerovate's liquidation, dissolution or winding up, holders of Aerovate common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

When Aerovate issues shares of common stock under this proxy statement/prospectus, the shares will fully be paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

## Preferred Stock

Aerovate's certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. Aerovate's board of directors may determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The purpose of authorizing Aerovate's board of directors to issue preferred stock in one or more series and determine the number of shares in the series and its rights and preferences is to eliminate delays associated with stockholder votes on specific issuances. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Aerovate or other corporate action. As of the date of this proxy statement/prospectus, there are no shares of preferred stock outstanding, and Aerovate has no present plans to issue any shares of preferred stock.

## Series A Non-Voting Convertible Preferred Stock

Aerovate's board of directors will designate approximately 441,688 shares of Aerovate preferred stock as Series A Non-Voting Convertible Preferred Stock ("Aerovate Series A Preferred Stock") through a certificate of designation in the form attached as *Annex O* (the "Certificate of Designation"), after giving effect to the estimated Exchange Ratio of 22.0844. Holders of the Aerovate Series A Preferred Stock will be entitled to receive dividends on shares of Aerovate Series A Preferred Stock equal to, on an as-if-converted-to-Aerovate common stock basis, and in the same form as dividends actually paid on shares of Aerovate common stock. Except as otherwise required by the Certificate of Designation or law, the Aerovate Series A Preferred Stock will not have voting rights. However, as long as any shares of Aerovate Series A Preferred Stock are outstanding, Aerovate will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Aerovate Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Aerovate Series A Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend the Aerovate Charter or Aerovate's amended and restated bylaws in any manner that adversely affects any rights of the holders of the Aerovate Series A Preferred Stock, (d) file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock (as defined in the Certificate of Designation), if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Aerovate Series A Preferred Stock, (e) issue further shares of the Aerovate Series A Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of the Aerovate Series A Preferred Stock, (f) at any time while at least 30% of the originally issued Aerovate Series A Preferred Stock remains issued and outstanding, consummate either (A) a Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of Aerovate or other business combination in which the stockholders of Aerovate immediately before such transaction do not hold at least a majority of the capital stock of Aerovate immediately after such transaction, or (f) enter into any agreement with respect to any of the foregoing. The Aerovate Series A Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of Aerovate.

Following the First Effective Time, each share of Aerovate Series A Preferred Stock then outstanding shall be convertible, at any time and from time to time, at the option of the holder of the Aerovate Series A Preferred Stock, into a number of shares equal to 1,000 shares of Aerovate common stock, subject to certain limitations, including that a holder of Aerovate Series A Preferred Stock is prohibited from converting shares of Aerovate Series A Preferred Stock into shares of Aerovate common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 19.99%) of the total number of shares of Aerovate common stock issued and outstanding immediately after giving effect to such conversion.

## Registration Rights

The holders of 11,041,324 shares of Aerovate common stock are entitled to rights with respect to the registration of such shares under the Securities Act (such shares are referred to herein as the "Registrable Securities"). These rights are provided under the terms of an investors' rights agreement among Aerovate and certain holders of its common stock. The investors' rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by Aerovate and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered. The investors' rights agreement contains customary cross-indemnification provisions, under which Aerovate is obligated to indemnify holders of Registrable Securities in the event of material misstatements or omissions in the registration statement attributable to Aerovate, and they are obligated to indemnify Aerovate for material misstatements or omissions attributable to them. In accordance with the terms of the investors' rights agreement, the demand registration rights, short-form and piggyback registration rights will terminate upon the Closing. In addition, in connection with the Closing, Aerovate anticipates that the investors' rights agreement will be terminated.

## Anti-Takeover Effects of the Aerovate Charter and Amended and Restated Bylaws and Delaware Law

Certain provisions of the DGCL and of the Aerovate Charter and amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of Aerovate. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of Aerovate's common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of Aerovate to first negotiate with Aerovate's board of directors. These provisions might also have the effect of preventing changes in Aerovate's management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, Aerovate believes that the advantages gained by protecting Aerovate's ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of Aerovate's common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

### Board Composition and Filling Vacancies

The Aerovate Charter provides for the division of Aerovate's board of directors into three classes serving staggered three-year terms, with one class being elected each year. Aerovate's certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on Aerovate's board of directors, however occurring, including a vacancy resulting from an increase in the size of Aerovate's board of directors, may only be filled by the affirmative vote of a majority of Aerovate's directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of Aerovate's board of directors.

### No Written Consent of Stockholders

The Aerovate Charter provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting and that stockholders may not take any action by written consent in lieu of a meeting. This may lengthen the amount of time required to take stockholder actions and would prevent the amendment of Aerovate's amended and restated bylaws or removal of directors by Aerovate's stockholders without holding a meeting of stockholders.

### Meetings of Stockholders

The Aerovate Charter and Aerovate's amended and restated bylaws provide that only a majority of the members of Aerovate's board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Aerovate's amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

### Advance Notice Requirements

Aerovate's amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Aerovate's stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Aerovate's corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at Aerovate's principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Aerovate's amended and restated bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

### Amendment to Certificate of Incorporation and Bylaws

Any amendment of Aerovate's amended and restated certificate of incorporation must first be approved by a majority of Aerovate's board of directors, and if required by law or the Aerovate Charter, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board of directors composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Aerovate's amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if Aerovate's board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

## *Undesignated Preferred Stock*

The Aerovate Charter provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable Aerovate's board of directors to discourage an attempt to obtain control of Aerovate by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, Aerovate's board of directors were to determine that a takeover proposal is not in the best interests of Aerovate's stockholders, Aerovate's board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Aerovate Charter grants Aerovate's board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of Aerovate.

## Choice of Forum

Aerovate's amended and restated bylaws provide that, unless Aerovate consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on Aerovate's behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of Aerovate's directors, officers, employees or agents to Aerovate or its stockholders; (3) any action asserting a claim against Aerovate arising pursuant to any provision of the DGCL or the Aerovate Charter or Aerovate's amended and restated bylaws (including the interpretation, validity or enforceability thereof) or (4) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Securities Act or the Securities Exchange Act of 1934, as amended. In addition, Aerovate's amended and restated bylaws provide that, unless Aerovate consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendants to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by Aerovate, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Any person or entity purchasing or otherwise acquiring any interest in Aerovate's securities shall be deemed to have notice of and consented to these forum provisions. These forum provisions may impose additional costs on stockholders, may limit Aerovate's stockholders' ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts.

## Delaware Anti-Takeover Statute

Aerovate is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

- before the stockholder became interested, Aerovate's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

- at or after the time the stockholder became interested, the business combination was approved by Aerovate's board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

- subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

- subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

# COMPARISON OF RIGHTS OF HOLDERS OF AEROVATE CAPITAL STOCK
# AND JADE CAPITAL STOCK

If the Merger is completed, Jade stockholders will receive shares of Aerovate common stock and shares of Aerovate Series A Preferred Stock pursuant to the terms of the Merger Agreement. Prior to or in connection with the Closing, assuming that Proposal Nos. 2 and 3 are approved by Aerovate stockholders, the Aerovate Charter will be amended to effect the reverse stock split and increase the number of shares of Aerovate common stock that Aerovate is authorized to issue from 150,000,000 to 300,000,000, as set forth in the forms of certificate of amendment attached as *Annex B* and *Annex C* to this proxy statement/prospectus, respectively. In addition, after the completion of the Merger, the Aerovate Charter will be amended to change its corporate name to "Jade Biosciences, Inc."

Aerovate and Jade are both incorporated under the laws of the State of Delaware. The rights of Aerovate stockholders and Jade stockholders are generally governed by the DGCL. Upon completion of the Merger, Jade stockholders will become Aerovate stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Aerovate and the Aerovate Charter.

The material differences between the current rights of Jade stockholders under the Jade certificate of incorporation and bylaws and their rights as Aerovate stockholders, after the Merger, under the Aerovate Charter and Aerovate's amended and restated bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Aerovate or Jade before the Merger and being a stockholder of the Combined Company following the completion of the Merger. For more information on how to obtain these documents, please see the section titled "*Where You Can Find More Information*" beginning on page 405 of this proxy statement/prospectus.

If Proposal No. 4 is approved by Aerovate stockholders and the Merger is completed, the Combined Company will effect the Nevada Redomestication pursuant to the Plan of Conversion as set forth in the form attached as *Annex H* to this proxy statement/prospectus, and, upon completion of the Nevada Redomestication, the rights of Aerovate stockholders and the rights of Jade stockholders who become Combined Company stockholders pursuant to the Merger will no longer be governed by the Aerovate Charter, Aerovate's amended and restated bylaws and the DGCL and instead will be governed by a Nevada articles of incorporation, in the form attached as *Annex D* to this proxy statement/prospectus, Nevada bylaws, in the form attached as *Annex E* to this proxy statement/prospectus, and the Nevada Revised Statutes. For a comparison of rights of holders of the Combined Company capital stock as a Delaware corporation and the Combined Company capital stock as a Nevada corporation, assuming the completion of the Nevada Redomestication, see the section titled "*Proposal No. 4 — The Redomestication Proposal — Effects of the Nevada Redomestication —Comparison of Rights of Holders of the Delaware Corporation Capital Stock and the Nevada Corporation Capital Stock*" beginning on page 209 of this proxy statement/prospectus.

| Aerovate | Jade |
|---|---|
| *Organizational Documents* | |
| The rights of Aerovate's stockholders are governed by the Aerovate Charter, Aerovate's amended and restated bylaws and the DGCL. | The rights of Jade's stockholders are governed by Jade's certificate of incorporation (the "Jade Charter"), Jade's bylaws (the "Jade Bylaws") and the DGCL. |
| *Authorized Capital Stock* | |
| Aerovate is authorized to issue two classes of capital stock which are designated, respectively, "common stock" and "undesignated preferred stock." The total number of shares that Aerovate will be authorized to issue is 310,000,000, of which 300,000,000 shares are common stock, par value | Jade is authorized to issue two classes of capital stock which are designated, respectively, "common stock" and "preferred stock." The total number of shares that Jade is authorized to issue is 60,000,000, of which 40,000,000 shares are common stock, par value $0.0001 per share, and 20,000,000 shares are |

| Aerovate | Jade |
|---|---|
| $0.0001 per share, and 10,000,000 shares are undesignated preferred stock, par value $0.0001 per share. The number of authorized shares of Aerovate common stock or undesignated preferred stock may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of Aerovate entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL. | preferred stock, par value $0.0001 per share. The number of authorized shares of Jade common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Jade preferred stock that may be required under the Jade Charter) the affirmative vote of the holders of shares of Jade capital stock representing a majority of the votes represented by all outstanding shares of Jade capital stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL. |
| *Common Stock* | |
| Aerovate's authorized common stock will consist of 300,000,000 shares of common stock.<br><br>Each holder of a share of Aerovate common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders. | Jade's authorized common stock consists of 40,000,000 shares of common stock, par value $0.0001 per share.<br><br>Each holder of a share of Jade common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders (and written actions in lieu of meetings). |
| *Preferred Stock* | |
| Aerovate's authorized preferred stock consists of 10,000,000 shares of undesignated preferred stock. No shares of Aerovate undesignated preferred stock are currently outstanding.<br><br>In connection with the Merger, Aerovate's board of directors will designate shares of undesignated preferred stock as Aerovate Series A Preferred Stock through the Certificate of Designation. No shares of Aerovate Series A Preferred Stock are currently authorized or outstanding. As long as any shares of Aerovate Series A Preferred Stock are outstanding, Aerovate will not, without the affirmative vote or written waiver of the holders of a majority of the then outstanding shares of the Aerovate Series A Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Aerovate Series A Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Aerovate Charter or Aerovate's amended and restated bylaws, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Aerovate preferred stock, in each case if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Aerovate Series A Preferred Stock, regardless of whether any of the foregoing actions will be by means of amendment to the Aerovate Charter or by merger, consolidation, recapitalization, | All of Jade's 20,000,000 shares of preferred stock are designated as shares of "Series Seed Preferred Stock," of which 20,000,000 are issued and outstanding. On each matter voted on at a meeting of stockholders (and written actions in lieu of meetings), each holder of a share of Jade preferred stock is entitled to cast the number of votes equal to the number of whole shares of Jade common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Jade preferred stock vote together with holders of Jade common stock as a single class and on an as-converted to common stock basis. |

| Aerovate | Jade |
|---|---|

reclassification, conversion or otherwise, (ii) issue further shares of Aerovate Series A Preferred Stock beyond those contemplated for issuance in the Merger Agreement or increase or decrease (other than by conversion) the number of authorized shares of Aerovate Series A Preferred Stock, (iii) at any time while at least 30% of the originally issued Aerovate Series A Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of Aerovate with or into another entity or any stock sale to, or other business combination in which the stockholders of Aerovate immediately before such transaction do not hold at least a majority on an as-converted-to-Aerovate common stock basis of the capital stock of Aerovate, immediately after such transaction or (iv) enter into any agreement with respect to any of the foregoing that does not explicitly require the approval contemplated herein to consummate such transaction.

## Number and Qualification of Directors

The number of Aerovate directors is fixed from time to time by resolution of the Aerovate board of directors. Following the completion of the Merger, Aerovate's board of directors is expected to consist of six members. No decrease in the authorized number of directors constituting the Aerovate board of directors will shorten the term of any incumbent director. Directors need not be stockholders of Aerovate.

The number of directors of Jade is established from time to time by the board of directors. Jade's board of directors currently consists of six members. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office, unless, at the time of such decrease, there are vacancies on the board which are eliminated by the decrease.

## Structure of Board of Directors; Term of Directors; Election of Directors

Other than any directors elected by the separate vote of the holders of any series of Aerovate undesignated preferred stock, the Aerovate board of directors is divided into three classes, designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Aerovate board of directors. At each succeeding annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Notwithstanding the foregoing, directors elected to each class hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal. Directors are elected by a plurality of the votes properly cast.

Jade directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Each director shall hold office for a term of one year and until his or her successor is elected and qualified, or until such director's earlier resignation or removal. All elections shall be determined by a plurality of the votes cast, except as otherwise required by law.

The holders of record of the shares of Jade Preferred Stock, voting together exclusively and as a separate class, are entitled to elect one director of Jade. The holders of record of the shares of common stock and of any other class or series of voting stock (including the Jade Preferred Stock), exclusively and voting together as a single class on an as-converted to common stock basis, shall be entitled to elect the balance of the total number of directors.

| Aerovate | Jade |
| --- | --- |
| *Removal of Directors* | |
| Subject to the rights of the holders of any series of Aerovate undesignated preferred stock to elect directors, or except as otherwise provided by the DGCL or the Aerovate Charter, any director may be removed from office at any time, but only with cause and only by the affirmative vote of the holders of not less than two-thirds (66⅔%) of the outstanding shares of capital stock of Aerovate then entitled to vote at an election of directors. | Any director may be removed, with or without cause, by the holders of a majority of shares of the class or series of capital stock entitled to elect such director, voting together as a single class on an as-converted to common stock basis, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. |
| *Vacancies on the Board of Directors* | |
| Any director may resign at any time upon notice in writing or electronic transmission to Aerovate's Chairman of the board of directors, President or Secretary. Such resignation shall be effective upon receipt, unless the resignation otherwise provides. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Aerovate undesignated preferred stock, all vacancies, however occurring, including, without limitation, by reason of an increase in the size of the board of directors, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of the directors for which the vacancy was created or occurred and until such director's successor is elected and qualified or until his or her earlier resignation, death or removal. | Any director may resign at any time upon notice given in writing or by electronic transmission to Jade. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. A vacancy in any director seat not reserved for holders of Jade Preferred Stock can be filled by either (A) the vote or written consent in lieu of a meeting of the stockholders entitled to elect the director, or (B) the vote or written consent in lieu of a meeting of a majority of the remaining director(s), although less than a quorum. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute.<br><br>If the holders of shares of Jade Preferred Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of the Jade Preferred Stock elect a person to fill such directorship. |
| *Stockholder Action by Written Consent* | |
| No action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with Aerovate's amended and restated bylaws, and no action may be taken by the stockholders by written consent. | Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Every written consent shall bear the date of signature of each stockholder who signs the |

| Aerovate | Jade |
| --- | --- |
| | consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to Jade, a written consent signed by a sufficient number of stockholders to take action are delivered to Jade. |
| *Quorum* | |
| Unless otherwise provided by law, the Aerovate Charter, or Aerovate's amended and restated bylaws, at each meeting of stockholders the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding office may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. | Except as otherwise provided by the DGCL or the Jade Charter, the holders of a majority of the voting power of all of the shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes. Where a separate vote by a class or series is required, a majority of the voting power of the shares of such class or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. The stockholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to reduce the voting shares below a quorum. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, if any, date, or time. |
| *Special Meetings of Stockholders* | |
| Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of undesignated preferred stock, special meetings of stockholders may be called only by the Aerovate board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. Special meetings may not be called by any other person or persons.<br><br>Only those matters set forth in the notice of the special meeting may be considered or acted upon at such special meeting. Nominations of persons for election to Aerovate's board of directors and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with the Aerovate's bylaws. | Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by Jade's board of directors or the Chief Executive Officer if one is elected, or the President, and shall be held at such place, date, and time as they or he or she shall fix. |
| *Notice of Stockholder Meetings* | |
| Notice of each meeting of stockholders stating the hour, date and place, if any, of such meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall be | Except as otherwise provided by the DGCL or the Jade Charter, notice of the place, if any, date, and time of all meetings of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be |

| | |
|---|---|
| given not less than ten (10) days nor more than sixty (60) days before the meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it to the stockholder's address of record. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL. Notice of special meetings must also state the purpose(s) for which the meeting has been called. | present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, shall be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. |

*Advance Notice Requirements for Stockholder Proposals*

| | |
|---|---|
| Nominations of persons for election to the Aerovate board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the Aerovate board of directors or (ii) by any stockholder of Aerovate who is a stockholder of record at the time of giving notice provided for in Aerovate's amended and restated bylaws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in Aerovate's amended and restated bylaws. For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation's notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders. | Neither the Jade Charter nor the Jade Bylaws contain advance notice requirements for stockholder proposals. |

*Amendment of Certificate of Incorporation*

| | |
|---|---|
| The affirmative vote of the majority of the outstanding shares of capital stock entitled to vote, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose, is required to amend or repeal provisions of the Aerovate Charter; provided, however, that the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V (Shareholder Action), Article VI (Directors), Article VII (Limitations of Liability), Article VIII (Amendment of By-Laws) or Article IX (Amendment of Certificate of Incorporation) of the Aerovate Charter. | The Jade Charter may be amended pursuant to Section 242 of the DGCL; provided that, at any time when shares of preferred stock are outstanding, the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of preferred stock, voting together as a single class on an as-converted to common stock basis (the "Requisite Holders"), is required to (i) amend, alter or repeal of any provision of the Jade Charter in a manner that adversely affects the special rights, powers, and preferences of the preferred stock or any series thereof, (ii) create or issue any capital stock unless the same ranks junior to the preferred stock with respect to its special rights, powers and preferences or (iii) increase the authorized number of shares of preferred stock or any additional class or series of capital stock of Jade unless the same ranks junior to the preferred stock with respect to its special rights, powers and preferences. |

| Aerovate | Jade |
|---|---|

## Amendment of Bylaws

| | |
|---|---|
| The affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, is required to amend or repeal Aerovate's amended and restated bylaws; provided, however, that if the Aerovate board of directors recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal at such meeting of stockholders, voting together as a single class. Except as otherwise provided by law, Aerovate's bylaws may be amended or repealed by the Aerovate board of directors by the affirmative vote of a majority of the directors then in office. | The Jade Bylaws may be amended or repealed by Jade's board of directors or by the stockholders; provided that, at any time when shares of preferred stock are outstanding, the written consent or affirmative vote of the Requisite Holders is required to amend, alter or repeal of any provision of the Jade Bylaws in a manner that adversely affects the special rights, powers, and preferences of the preferred stock or any series thereof. |

## Limitation on Director or Officer Liability

| | |
|---|---|
| The Aerovate Charter provides that a director of Aerovate will not be personally liable to Aerovate or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to Aerovate or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of the Aerovate Charter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Aerovate will be eliminated or limited to the fullest extent permitted by the DGCL as so amended. | The Jade Charter provides that, to the fullest extent permitted by law, a director or officer of Jade shall not be personally liable to Jade or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of Jade shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. |

## Indemnification

| | |
|---|---|
| To the fullest extent permitted by the DGCL, Aerovate is authorized to provide indemnification of (and advancement of expenses to) directors, officers and non-officer employees of Aerovate (and any other persons to which applicable law permits Aerovate to provide indemnification) through provisions of Aerovate's amended and restated bylaws, agreements with such persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by the DGCL. | The Jade Charter (i) requires Jade to indemnify, to the fullest extent permitted by applicable law, any director or officer of Jade, and (ii) authorizes jade to indemnify, to the extent permitted by the DGCL, any employee or agent of Jade, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (for purposes of this paragraph, a "proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of Jade or is or was serving at the request of Jade as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to |

| Aerovate | Jade |
|---|---|
| | employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such proceeding. Jade is required to indemnify a director or officer in connection with a proceeding initiated by such person only if the proceeding was authorized by Jade's board of directors. |
| | The Jade Bylaws require Jade to indemnify, to the fullest extent permitted by Delaware law, except in certain circumstances, each person who was or is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (for purpose of this paragraph, a "proceeding"), by reason of the fact that he or she is or was a director or an officer of Jade or is or was serving at the request of Jade as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (for purpose of this paragraph, an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee, or in any other capacity while serving as a director, officer or trustee. The Jade Bylaws also provide that an indemnitee will have the right to be paid by Jade expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition, provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer shall be made only upon delivery to Jade of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses. The Jade Bylaws also provide that the rights to indemnification and advance of expenses shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Jade Charter, the Jade Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. |

*Conversion Rights*

| Aerovate | Jade |
|---|---|
| Aerovate does not currently have any outstanding shares of undesignated preferred stock. | The Jade Charter provides that holders of preferred stock have the right to convert such shares into shares of common stock, at the option of the holder, at any time, at a conversion rate in accordance with the terms set forth in the Jade |
| In connection with the Merger, Aerovate's board of directors will designate approximately 441,688 shares of Aerovate Series A Preferred Stock through | |

| | |
|---|---|
| the Certificate of Designation. Following the First Effective Time, each share of Aerovate Series A Preferred Stock then outstanding shall be convertible, at any time and from time to time, at the option of the holder of Aerovate Series A Preferred Stock, into a number of shares equal to 1,000 shares of Aerovate common stock, subject to certain limitations, including that a holder of Aerovate Series A Preferred Stock is prohibited from converting shares of Aerovate Series A Preferred Stock into shares of Aerovate common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 19.99%) of the total number of shares of Aerovate common stock issued and outstanding immediately after giving effect to such conversion. | Charter. In addition, upon the earliest to occur of (i) immediately prior to the closing of the sale of shares of common stock to the public at a price of at least $1.00 per share (subject to appropriate adjustment for any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to Jade and in connection with such offering the shares of Jade common stock are listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by Jade's board of directors; and (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders, (A) all outstanding shares of preferred stock other than the Jade Preferred Stock will automatically be converted into shares of common stock and (B) all outstanding shares of Jade Preferred Stock will automatically be converted into shares of non-voting preferred stock with the rights, privileges, duties and obligations to be determined, at the then effective conversion rate as calculated in accordance with the Jade Charter. |

*Preemptive Rights*

| | |
|---|---|
| Aerovate stockholders do not have preemptive rights. Thus, if additional shares of Aerovate common stock are issued, the current holders of Aerovate common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance. | Jade stockholders do not have preemptive rights. Thus, if additional shares of Jade common stock are issued, the current holders of Jade common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance. |

*Distributions to Stockholders*

| | |
|---|---|
| Subject to any preferential dividend rights of any outstanding preferred stock and the provisions of the Aerovate Charter and applicable law, dividends may be declared and paid or set apart for payment upon Aerovate's common stock out of any assets or funds of Aerovate legally available for the payment of dividends, but only when and as declared by the board of directors or any authorized committee thereof. | Jade shall not declare, pay or set aside any dividends (other than dividends on shares of common stock payable in shares of common stock) unless holders of preferred stock first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount calculated in accordance with the Jade Charter. |

*Exclusive Forum*

| | |
|---|---|
| Aerovate's amended and restated bylaws provide that unless Aerovate consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for | The Jade Charter provides that, unless Jade consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to |

| Aerovate | Jade |
|---|---|

(i) any derivative action or proceeding brought on behalf of Aerovate, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Aerovate to Aerovate or Aerovate's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Aerovate Charter or Aerovate's amended and restated bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless Aerovate consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Aerovate shall be deemed to have notice of and consented to the forum selection provision of the Aerovate Charter.

bring (i) any derivative action or proceeding brought on behalf of Jade, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Jade to Jade or Jade's stockholders, (iii) any action asserting a claim against Jade, its directors, officers or employees arising pursuant to any provision of the DGCL, the Jade Charter or the Jade Bylaws or (iv) any action asserting a claim against Jade, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of Jade, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. These provisions may impose additional costs on Jade's stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or were permitted to select another jurisdiction. Additionally, these provisions may limit Jade's stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with Jade or its directors, officers or other employees, which may discourage such lawsuits against Jade and its directors, officers and other employees even though an action, if successful, might benefit its stockholders.

*Registration Rights*

Certain holders of Aerovate's common stock are party to an investors' rights agreement with Aerovate and have demand registration rights, short-form registration rights and piggyback registration rights. In accordance with the terms of the investors' rights agreement, the demand registration rights, short-form and piggyback registration rights will terminate upon the closing of the Merger.

In connection with the Merger, Aerovate will enter into a registration rights agreement with the investors participating in the Jade Pre-Closing Financing, pursuant to which, among other things, the Combined Company will agree to prepare and file a resale registration statement covering the resale of certain shares of Aerovate's common stock within 30 business days of the Closing pursuant to

Jade stockholders do not have any registration rights.

| Aerovate | Jade |
|---|---|
| Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act. The registration rights agreement also provides that the Combined Company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities. | |
| *Stock Transfer Restrictions Applicable to Stockholders* | |
| Shares of Aerovate are transferable in the manner prescribed by the DGCL. | Shares of Jade are transferable in the manner prescribed by the DGCL. |

# PRINCIPAL STOCKHOLDERS OF AEROVATE

*Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.*

The following table sets forth information, to the extent known by Aerovate or ascertainable from public filings, with respect to the beneficial ownership of Aerovate common stock as of March 10, 2025 by:

- each of Aerovate's directors;

- each of Aerovate's named executive officers;

- all of Aerovate's directors and executive officers as a group; and

- each person, or group of affiliated persons, who is known by Aerovate to beneficially own greater than 5.0% of Aerovate's common stock.

The column entitled "Shares Beneficially Owned" is based on a total of 28,985,019 shares of Aerovate common stock outstanding as of March 10, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to Aerovate common stock. Shares of Aerovate common stock subject to options that are currently exercisable or exercisable within 60 days of March 10, 2025 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of Aerovate common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Aerovate Therapeutics, Inc., 930 Winter Street, Suite M-500, Waltham, Massachusetts 02451.

| NAME OF BENEFICIAL OWNER | NUMBER OF SHARES BENEFICIALLY OWNED | PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED |
|---|---|---|
| Entities affiliated with RA Capital Management, L.P.[1] | 9,242,092 | 31.8% |
| Sofinnova Venture Partners X, L.P.[2] | 3,758,686 | 13.0% |
| Entities affiliated with TCG Crossover[3] | 2,240,809 | 7.7% |
| Entities affiliated with Atlas Venture[4] | 1,799,232 | 6.2% |
| *Directors and Named Executive Officers:* | | |
| Timothy P. Noyes[5] | 1,100,992 | 3.7% |
| Habib J. Dable[6] | 18,383 | * |
| Allison Dorval[7] | 50,000 | * |
| David Grayzel, M.D.[4][8] | 1,864,542 | 6.4% |
| Mark Iwicki[9] | 175,182 | * |
| Joshua Resnick, M.D.[10] | 50,000 | * |
| Donald J. Santel[11] | 32,750 | * |
| George A. Eldridge[12] | 226,920 | * |
| All executive officers and directors as a group (8 persons)[13] | 3,518,769 | 11.5% |

---

\*    Represents beneficial ownership of less than one percent.

(1)   Based on information provided in a Schedule 13D/A filed on June 20, 2024, by RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. ("RA Healthcare"). Consists of (i) 7,893,678 shares of common stock held by RA Healthcare, (ii) 987,244 shares of common stock held by RA Capital Nexus Fund, L.P. ("RA Nexus"), and (iii) 311,170 shares

of common stock held in a separately managed account (the "Account"). In addition, RA Capital, Dr. Kolchinsky and Mr. Shah are the beneficial owners of 62,500 shares subject to options held by Dr. Resnick, a member of our board of directors, 50,000 of which are vested and exercisable within 60 days of the date of this table. RA Capital is the investment manager for RA Healthcare, RA Nexus and the Account. The general partner of RA Capital is RA Capital Management GP, LLC ("RA Capital GP"), of which Peter Kolchinsky and Rajeev Shah are the managing members. RA Capital, RA Capital GP, Peter Kolchinsky and Rajeev Shah may be deemed to have voting and investment power over the shares held of record by RA Healthcare, RA Nexus and the Account. RA Capital, RA Capital GP, Peter Kolchinsky, and Rajeev Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of RA Capital is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(2) Based on information provided in a Schedule 13D/A filed on February 20, 2024, by Sofinnova Venture Partners X, L.P. and Sofinnova Management X, L.L.C. Consists of 3,758,686 shares of common stock held by Sofinnova Venture Partners X, L.P. ("Sofinnova X"). Sofinnova Management X, L.L.C. ("Sofinnova Management"), is the general partner of Sofinnova X. Maha Katabi, Ph.D., together with James I. Healy, are the managing members of Sofinnova Management. Such individuals and Sofinnova Management may be deemed to beneficially own the shares owned by Sofinnova X. Such individuals and Sofinnova Management expressly disclaim beneficial ownership over all shares except to the extent of any pecuniary interest therein. The address for Sofinnova X and Sofinnova Management is 3000 Sand Hill Road, Building 4, Suite 250, Menlo Park, California 94025.

(3) Based on information contained in a Form 13F Holdings Report filed by TCG Crossover Management, LLC on November 14, 2024 and other filings with the SEC. Consists of 2,240,809 shares of common stock held by TCG Crossover I, L.P. TCG Crossover GP I, LLC is the general partner of TCG Crossover I, L.P. and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I, LLC and may be deemed to share voting, investment and dispositive power with respect to these securities. The address for TCG Crossover GP I, LLC and TCG Crossover I, L.P. is 705 High Street, Palo Alto, CA 94301.

(4) Based on information provided in a Form 4 filed on April 11, 2024, by David Grayzel, M.D. Consists of (i) 1,784,730 shares of common stock held by Atlas Venture Fund XII, L.P. ("Atlas XII") and (ii) 14,502 shares of common stock held by Atlas Venture Associates XII, L.P. ("AVA XII LP"). The general partner of Atlas Fund XII is AVA XII LP. Atlas Venture Associates XII, LLC ("AVA XII LLC"), is the general partner of AVA XII LP. David Grayzel, M.D. is a member of AVA XII LLC. Each of AVA XII LP, AVA XII LLC and Dr. Grayzel may be deemed to beneficially own the shares held by Atlas Fund XII. Each of AVA XII LP, AVA XII LLC and Dr. Grayzel expressly disclaim beneficial ownership of the securities owned by Atlas Fund XII, except to the extent of its pecuniary interest therein, if any. The address for AVA XII LP, AVA XII LLC and Atlas Fund XII is 300 Technology Sq., 8th Floor, Cambridge, MA 02139.

(5) Consists of 1,412,402 shares subject to options held by Mr. Noyes, 1,100,992 of which are vested and exercisable within 60 days of the date of this table.

(6) Consists of 41,995 shares subject to options held by Mr. Dable, 18,383 of which are vested and exercisable within 60 days of the date of this table.

(7) Consists of 62,500 shares subject to options held by Ms. Dorval, 50,000 of which are vested and exercisable within 60 days of the date of this table.

(8) Consists of 77,810 shares subject to options held by Dr. Grayzel, 65,310 of which are vested and exercisable within 60 days of the date of this table, together with 1,784,730 shares of common stock held by Atlas XII and 14,502 shares of common stock held by AVA XII LP.

(9) Consists of 195,997 shares subject to options held by Mr. Iwicki, 175,182 of which are vested and exercisable within 60 days of the date of this table.

(10) Consists of 62,500 shares subject to options held by Dr. Resnick, 50,000 of which are vested and exercisable within 60 days of the date of this table.

(11) Consists of 52,889 shares subject to options held by Mr. Santel, 32,750 of which are vested and exercisable within 60 days of the date of this table.

(12) Consists of (i) 5,022 shares of common stock and (ii) 338,450 shares subject to options held by Mr. Eldridge, 221,898 of which are vested and exercisable within 60 days of the date of this table.

(13) Includes the shares described in notes (4) through (12) above.

# PRINCIPAL STOCKHOLDERS OF JADE

*Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.*

The following table sets forth information known to Jade regarding beneficial ownership of Jade capital stock on an as-converted to Jade common stock basis as of March 10, 2025 for:

- each of Jade's directors;

- each of Jade's executive officers;

- all of Jade's directors and executive officers as a group; and

- each person, or group of affiliated persons, who is known by Jade to beneficially own greater than 5.0% of Jade's common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to Jade's securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 10, 2025. Shares of Jade common stock that an individual has the right to acquire within 60 days of March 10, 2025 are deemed to be outstanding and beneficially owned by the individual for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Jade's knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. The percentage of beneficial ownership shown prior to the Merger and Jade Pre-Closing Financing in the table below is based on 25,819,672 shares of Jade common stock deemed to be outstanding as of March 10, 2025, assuming the conversion of all outstanding shares of Jade Preferred Stock into shares of Jade common stock. The following table does not reflect any shares of Jade common stock or Jade pre-funded warrants that such holders have agreed to purchase in the Jade Pre-Closing Financing.

Unless otherwise indicated, the address for each beneficial owner is c/o Jade Biosciences, Inc., 221 Crescent Street, Building 23, Suite 105, Waltham, MA 02453.

| NAME OF BENEFICIAL OWNER | NUMBER OF SHARES BENEFICIALLY OWNED | PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED |
|---|---|---|
| **5% or Greater Stockholders** | | |
| Fairmount Healthcare Fund II, L.P.[1] | 20,000,000 | 77.46% |
| Paragon Therapeutics, Inc.[2] | 2,500,000 | 9.68% |
| Parade Biosciences Holding LLC[3] | 2,500,000 | 9.68% |
| **Directors and Executive Officers:** | | |
| Tom Frohlich[4] | 105,048 | * |
| Jonathan Quick | — | — |
| Andrew King, BVMS, Ph.D.[5] | 577,393 | 2.23% |
| Hetal Kocinsky, M.D. | — | — |
| Elizabeth Balta, J.D. | — | — |
| Eric Dobmeier, J.D. | — | — |
| Christopher Cain, Ph.D. | — | — |
| Tomas Kiselak[1] | 20,000,000 | 77.46% |
| Lawrence Klein, Ph.D.[6] | 136,612 | * |
| Erin Lavelle | — | — |
| All executive officers and directors as a group (10 persons)[7] | 20,819,052 | 80.63% |

---

\* Less than 1%.

(1)  Consists of 20,000,000 shares of Jade common stock issuable upon conversion of 20,000,000 shares of Jade Preferred Stock held directly by Fairmount Fund II. Fairmount serves as investment manager for Fairmount Fund II. Fairmount Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fairmount Fund II's portfolio. Because Fairmount Fund II has divested itself of voting and investment power over the securities it holds and may not revoke that delegation on less than 61 days' notice, Fairmount Fund II disclaims beneficial ownership of the securities it holds. The general partner of Fairmount is Fairmount Funds Management GP LLC ("Fairmount GP"). As managing members of Fairmount GP, Peter Harwin and Tomas Kiselak may be deemed to have voting and investment power over the shares held by Fairmount Fund II. Fairmount, Fairmount GP, Peter Harwin and Tomas Kiselak disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of each of the entities and individuals listed is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(2)  Consists of 2,500,000 shares of Jade common stock held by Paragon. Paragon is managed by its board of directors, consisting of Peter Harwin, Tomas Kiselak and Evan Thompson.

(3)  Consists of 2,500,000 shares of Jade common stock held by Parade. Parade is managed by its sole manager, Evan Thompson.

(4)  Consists of shares of common stock issuable upon the exercise of options that will vest within 60 days after the date of this table.

(5)  Consists of 546,448 shares of restricted voting common stock and of 577,393 shares of common stock issuable upon the exercise of options that will vest within 60 days after the date of this table.

(6)  Consists of 136,612 shares of restricted voting common stock.

(7)  Consists of (i) 20,000,000 shares of Jade common stock issuable upon the conversion of 20,000,000 shares of Jade Preferred Stock, (ii) 683,060 shares of restricted voting common stock and (iii) 135,992 shares of common stock issuable upon the exercise of options that will vest within 60 days after the day of this table.

# PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

*Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.*

The following table sets forth certain information regarding beneficial ownership of the Combined Company's common stock immediately after consummation of the Merger, assuming the consummation of the Merger occurred on March 10, 2025 for:

- each person or group of affiliated persons who is expected by Aerovate and Jade to be the beneficial owner or more than 5% of the Combined Company's common stock;

- each person expected to be a director of the Combined Company;

- each person expected to be a named executive officer of the Combined Company; and

- all of the Combined Company's expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to the Combined Company's securities. Under such rules, beneficial ownership includes any shares over which the individual or entity has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 10, 2025. Shares of the Combined Company's common stock that an individual or entity has the right to acquire within 60 days of March 10, 2025 are deemed to be outstanding and beneficially owned by the individual or entity for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Aerovate's and Jade's knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

The table lists applicable percentage ownership based on 1,124,897,204 shares of common stock expected to be outstanding upon consummation of the Merger, after giving effect to the anticipated Jade Pre-Closing Financing and prior to giving effect to the anticipated Aerovate reverse stock split, and includes 18,101,964 shares of unvested restricted stock. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options and pre-funded warrants. These stock options and pre-funded warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the Combined Company's common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization's common stock expected to be owned by any other person.

Immediately after the Merger, Aerovate securityholders as of immediately prior to the Merger are expected to own approximately 1.4% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), and former holders of Jade securities are expected to own approximately 98.6% of the outstanding shares of capital stock of the Combined Company (on a fully-diluted basis), subject to certain assumptions, including, but not limited to, Aerovate's Net Cash as of Closing being equal to $0. Aerovate management currently anticipates Aerovate's Net Cash as of Closing will be approximately $0, after giving effect to the special Cash Dividend, which is expected to be approximately $65.0 million, and the currently estimated ownership percentages reflect this projection. There can be no assurances any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined. The table below assumes that, based on Aerovate's and Jade's capitalization as of March 10, 2025, the Exchange Ratio is estimated to be equal to approximately 22.0844 shares of Aerovate common stock for each share of Jade common stock (and 0.0220844 shares of Aerovate Series A Preferred Stock for each share of Jade Preferred Stock), prior to giving effect to the anticipated Aerovate reverse stock split. The estimated Exchange Ratio was derived on a fully-diluted basis as of March 10, 2025, using a stipulated value of Jade of approximately $175.0 million and of Aerovate of approximately $8.0 million, assuming Net Cash of $0 as of Closing. The final Exchange Ratio is subject to adjustment prior to Closing based upon Aerovate's Net Cash at Closing and the aggregate proceeds from the sale of Jade common stock and Jade pre-funded warrants in the Jade Pre-Closing Financing.

Unless otherwise indicated, the address for each beneficial owner is c/o Jade Biosciences, Inc., 221 Crescent Street, Building 23, Suite 105, Waltham, MA 02453.

| NAME OF BENEFICIAL OWNER | NUMBER OF SHARES BENEFICIALLY OWNED | PERCENTAGE OF SHARES OUTSTANDING BENEFICIALLY OWNED |
|---|---|---|
| **5% or Greater Stockholders** | | |
| Entities affiliated with Fairmount Funds Management LLC[1] . . . . . . | 252,971,815 | 19.99% |
| Entities affiliated with Venrock Healthcare Capital Partners[2] . . . . . . | 112,377,174 | 9.99% |
| FMR LLC[3] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 104,088,724 | 9.25% |
| Entities Associated with Deep Track Capital Management[4] . . . . . . . | 103,816,246 | 9.23% |
| Entities Associated with Frazier Life Sciences[5] . . . . . . . . . . . . . . . | 61,966,882 | 5.51% |
| **Directors and Named Executive Officers** | | |
| Tom Frohlich[6] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 512,634 | * |
| Andrew King[7] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,679,707 | 1.13% |
| Hetal Kocinsky . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Eric Dobmeier . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Tomas Kiselak[1] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 252,971,806 | 19.99% |
| Chris Cain . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Lawrence Klein[8] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,016,994 | * |
| Erin Lavelle . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| All executive officers and directors as a group (10 persons)[9] . . . . . . . . | 269,181,141 | 21.43% |

---

\* Less than 1%

(1) Consists of (i)(A) 75,998,678 shares of the Combined Company's common stock, (B) 618 shares of the Combined Company's common stock issuable upon the exercise of pre-funded warrants and (C) 140,594,000 shares of the Combined Company's common stock issuable upon conversion of 140,594 shares of the Combined Company's Series A Preferred Stock held by Fairmount Healthcare Fund II L.P. ("Fairmount Fund II") and (ii) 36,378,519 shares of the Combined Company's common stock held by Fairmount Healthcare Co-Invest IV L.P. ("Fairmount Fund IV"). Excludes (i) 174,742,041 shares of the Combined Company's common stock issuable upon the exercise of the pre-funded warrants and (ii) 301,094,000 shares of the Combined Company's common stock issuable upon the conversion of 301,094 shares of the Combined Company's Series A Preferred Stock. The pre-funded warrants are subject to a beneficial ownership limitation of 9.99% and the shares of the Combined Company's Series A Preferred Stock are subject to a beneficial ownership limitation of 19.99%, which such limitations restrict Fairmount Funds Management LLC ("Fairmount") and its affiliates from exercising that portion of the warrants and converting those shares of preferred stock that would result in Fairmount and its affiliates owning, after exercise or conversion, a number of shares of the Combined Company's common stock in excess of the applicable ownership limitation. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of common stock, the beneficial ownership limitation applicable to the shares of the Combined Company's Series A Preferred Stock will automatically reduce to 9.99%. Fairmount serves as investment manager for Fairmount Fund II and Fairmount Fund IV. Fairmount Fund II and Fairmount Fund IV have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fairmount Fund II and Fairmount Fund IV's portfolios. Because Fairmount Fund II and Fairmount Fund IV have divested themselves of voting and investment power over the securities they hold and may not revoke that delegation on less than 61 days' notice, Fairmount Fund II and Fairmount Fund IV disclaim beneficial ownership of the securities they hold. As managers of Fairmount, Peter Harwin and Tomas Kiselak may be deemed to have voting and investment power over the shares held by Fairmount Fund II and Fairmount Fund IV. Fairmount, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of such shares, except to the

extent of any pecuniary interest therein. The address of the entities and individuals listed is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(2)  Consists of (i) 90,471,903 shares of the Combined Company's common stock held by Venrock Healthcare Capital Partners EG, L.P. ("VHCPEG"), (ii) 19,915,420 shares of the Combined Company's common stock held by Venrock Healthcare Capital Partners III, L.P. ("VHCP3"), and (iii) 1,989,851 shares of the Combined Company's common stock held by VHCP Co-Investment Holdings III, LLC ("VHCPCo3"). Excludes 68,852,914, 15,156,463 and 1,514,382 shares of the Combined Company's common stock issuable upon the exercise of the pre-funded warrants held by VHCPEG, VHCP3 and VHCPCo3, respectively. The pre-funded warrants are subject to a beneficial ownership limitation of 9.99%, which such limitations restrict Venrock Healthcare Capital Partners and its affiliates from exercising that portion of the warrants that would result in Venrock Healthcare Capital Partners and its affiliates owning, after exercise, a number of shares of the Combined Company's common stock in excess of the applicable ownership limitation. VHCP Management III, LLC ("VHCPM3") is the sole general partner of VHCP3 and the sole manager of VHCPCo3. VHCP Management EG, LLC ("VHCPM EG") is the sole general partner of VHCPEG. As voting members of VHCPM3 and VHCPM EG, Dr. Bong Koh and Nimish Shah may be deemed beneficial owners of any securities beneficially owned by VHCPM3 and VHCPM EG. The principal business address of each of these persons and entities is 7 Bryant Park, 23rd Floor, New York, NY 10018.

(3)  All of the shares listed in the table above are owned by funds or accounts managed by direct or indirect subsidiaries of FMR LLC, all of which shares are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(4)  Deep Track Capital, LP ("Deep Track") is the investment manager of Deep Track Biotechnology Master Fund, Ltd. ("Deep Track Master Fund"). Deep Track Capital GP, LLC ("Deep Track GP") is the general partner of Deep Track. David Kroin is the managing member of Deep Track GP. Deep Track, Deep Track Master Fund and Mr. Kroin have shared voting and dispositive power with respect to the securities. The business address of Deep Track is 200 Greenwich Avenue, 3rd Floor Greenwich, CT 06830, the business address of Deep Track Master Fund is c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands, and the business address of Mr. Kroin is c/o Deep Track Capital, LP, 200 Greenwich Avenue, 3rd Floor Greenwich, CT 06830.

(5)  Consists of (i) 416,357 shares of the Combined Company's common stock held by Frazier Life Sciences X, L.P. ("FLS X"), (ii) 840,134 shares of the Combined Company's common stock held by Frazier Life Sciences XI, L.P. ("FLS XI"), (iii) 46,880,566 shares of the Combined Company's common stock held by Frazier Life Sciences Public Fund, L.P. ("FLS Public Fund"), and (iv) 13,829,825 shares of the Combined Company's common stock held by Frazier Life Sciences Public Overage Fund, L.P. ("FLS Overage Fund"). FHMLSP, L.P. is the general partner of FLS Public Fund and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Albert Cha, James N. Topper, Patrick J. Heron and James Brush are the managing directors of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by FLS Public Fund. Dr. Cha, Dr. Topper, Mr. Heron and Dr. Brush disclaim beneficial ownership of the shares held by FLS Public Fund except to the extent of their pecuniary interests in such shares, if any. FHMLSP Overage, L.P., is the general partner of FLS Overage Fund and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Dr. Cha, Dr. Topper, Mr. Heron and Dr. Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by FLS Overage Fund. Dr. Cha, Dr. Topper, Mr. Heron and Dr. Brush disclaim beneficial ownership of the shares held by FLS Overage Fund except to the extent of their pecuniary interests in such shares, if any. FHMLS X, L.P. is the general partner of FLS X, and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Mr. Heron and Dr. Topper are the

members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by FLS X. Dr. Topper and Mr. Heron disclaim beneficial ownership of the shares held by FLS X except to the extent of their pecuniary interests in such shares, if any. FHMLS XI, L.P. is the general partner of FLS XI, and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Mr. Heron, Dr. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by FLS XI. Dr. Topper, Mr. Heron and Mr. Estes disclaim beneficial ownership of the shares held by FLS XI except to the extent of their pecuniary interests in such shares, if any. The principal business address of the above referenced entities and persons is 1001 Page Mill Rd., Building 4, Ste. B, Palo Alto, CA 94304.

(6)  Includes 512,634 shares of the Combined Company's common stock issuable upon the exercise of options that will vest within 60 days of the date of this table.

(7)  Includes 611,731 shares of the Combined Company's common stock issuable upon the exercise of options that will vest within 60 days of the date of this table.

(8)  Includes 3,016,994 shares of the Combined Company's restricted voting common stock.

(9)  See Notes (1), (6), (7) and (8) above.

# LEGAL MATTERS

Goodwin Procter LLP will pass upon the validity of Aerovate's common stock offered by this proxy statement/prospectus.

## EXPERTS

The consolidated financial statements of Aerovate Therapeutics, Inc. as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Jade Biosciences, Inc. as of December 31, 2024 and June 18, 2024 and for the period from June 18, 2024 (inception) to December 31, 2024 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Jade Biosciences, Inc.'s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

# WHERE YOU CAN FIND MORE INFORMATION

Aerovate is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Aerovate's filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at *www.sec.gov*.

Aerovate also makes available free of charge on or through its website at *https://ir.aerovatetx.com/financials/sec-filings*, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Aerovate electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Aerovate are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

Aerovate has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Aerovate common stock (including the shares of Aerovate common stock issuable upon conversion of the Aerovate Series A Preferred Stock) to be issued to Jade stockholders in the Merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Aerovate and Aerovate common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

Aerovate has supplied all the information contained in or incorporated by reference into this proxy statement/prospectus relating to Aerovate, and Jade has supplied all information contained in this proxy statement/prospectus relating to Jade.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from Aerovate or from the SEC through the SEC's website at *www.sec.gov*. Documents incorporated by reference are available from Aerovate without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. If you would like to request documents from Aerovate or Jade, please send a request in writing or by telephone to either Aerovate or Jade at the following addresses:

| | |
|---|---|
| Aerovate Therapeutics, Inc. | Jade Biosciences, Inc. |
| 930 Winter Street, Suite M-500 | 221 Crescent Street, Building 23, Suite 105 |
| Waltham, MA 02451 | Waltham, MA 02453 |
| Attn: Investor Relations | Attn: Investor Relations |
| Tel: (617) 443-2400 | Tel: (781) 312-3013 |
| Email: Legal@AerovateTx.com | Email: IR@JadeBiosciences.com |

If you are an Aerovate stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Aerovate's proxy solicitor, Innisfree M&A, at the following telephone number:

Banks and Brokers Call: (877) 750-8310
Stockholders Call Toll Free: (212) 750-5833

# OTHER MATTERS

## Stockholder Proposals

An Aerovate stockholder who would like to have a proposal considered for inclusion in Aerovate's 2026 proxy statement must submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it is received by Aerovate no later than November 24, 2025. However, if the date of the 2026 Annual Meeting of Stockholders is changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before Aerovate begins to print and send its proxy statement for the 2026 Annual Meeting of Stockholders. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to Aerovate Therapeutics, Inc., 930 Winter Street, Suite M-500, Waltham, Massachusetts 02451, Attention: Corporate Secretary. Aerovate also encourages you to submit any such proposals via email to Legal@AerovateTx.com.

If a stockholder wishes to propose a nomination of persons for election to Aerovate's board of directors or present a proposal at an annual meeting but does not wish to have the proposal considered for inclusion in Aerovate's proxy statement and proxy card, Aerovate's bylaws establish an advance notice procedure for such nominations and proposals. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely notice in proper form to Aerovate's corporate secretary of the stockholder's intention to bring such business before the meeting.

The required notice must be in writing and received by Aerovate's corporate secretary at Aerovate's principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. However, in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the preceding year's annual meeting, a stockholder's notice must be so received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. For stockholder proposals to be brought before the 2026 Annual Meeting of Stockholders, the required notice must be received by Aerovate's corporate secretary at Aerovate's principal executive offices no earlier than December 17, 2025 and no later than January 16, 2026. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Aerovate's nominees must provide notice by the same deadline noted herein to submit a notice of nomination for consideration at the 2026 Annual Meeting of Stockholders. Such notice must comply with the additional requirements of Rule 14a-19(b). Stockholder proposals and the required notice should be addressed to Aerovate Therapeutics, Inc., 930 Winter Street, Suite M-500, Waltham, Massachusetts 02451, Attention: Corporate Secretary.

Aerovate's board of directors is not aware of any other matters to be brought before the Aerovate Special Meeting. If any other matters not mentioned in this proxy statement are properly brought before the meeting, the individuals named in the enclosed proxy intend to use their discretionary voting authority under the proxy to vote the proxy in accordance with their best judgment on those matters.

## Stockholder Communication with the Aerovate Board

Any interested party with concerns about Aerovate may report such concerns to the board of directors or the chairman of Aerovate's board of directors or the chairman of Aerovate's nominating and corporate governance committee, by submitting a written communication to the attention of such director at the following address:


c/o Aerovate Therapeutics, Inc.
930 Winter Street, Suite M-500
Waltham, MA 02451
United States


You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party.

A copy of any such written communication may also be forwarded to Aerovate's legal counsel and a copy of such communication may be retained for a reasonable period of time. The director may discuss the matter with Aerovate's legal counsel, with independent advisors, with non-management directors, or with management, or may take other action or no action as the director determines in good faith, using reasonable judgment, and applying his or her own discretion.

Communications may be forwarded to other directors if they relate to important substantive matters and include suggestions or comments that may be important for other directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which we tend to receive repetitive or duplicative communications.

The audit committee oversees the procedures for the receipt, retention, and treatment of complaints received by Aerovate regarding accounting, internal accounting controls, or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting, internal accounting controls or auditing matters. Aerovate has also established a toll-free telephone number for the reporting of such activity, which is (844) 517-1122.

**Householding of Proxy Statement/Prospectus**

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single set of the proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

In connection with the Aerovate Special Meeting, a number of brokers with account holders who are Aerovate stockholders will be "householding" Aerovate's proxy materials. A single set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from his or her broker that the broker will be "householding" communications to such stockholder's address, "householding" will continue until the stockholder is notified otherwise or until the stockholder revokes his or her consent. If, at any time, a stockholder no longer wishes to participate in "householding" and would prefer to receive a separate set of proxy materials, such stockholder should notify his or her broker or Aerovate. Direct the written request to Aerovate Therapeutics, Inc., 930 Winter Street, Suite M-500, Waltham, Massachusetts 02451, Attention: Corporate Secretary, telephone: (617) 443-2400. Stockholders who currently receive multiple copies of the proxy materials at their addresses and would like to request "householding" of their communications should contact their brokers.

# INDEX TO FINANCIAL STATEMENTS

## INDEX TO AEROVATE'S CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of and for the Years ended December 31, 2024 and 2023:

## INDEX TO JADE'S CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Aerovate Therapeutics, Inc.:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of Aerovate Therapeutics, Inc. and subsidiary (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.


/s/ KPMG LLP

We have served as the Company's auditor since 2019.

San Diego, California
February 24, 2025

# AEROVATE THERAPEUTICS, INC.

## CONSOLIDATED BALANCE SHEETS

### (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 33,751 | $ 23,491 |
| Short-term investments | 44,872 | 98,948 |
| Prepaid expenses and other current assets | 1,494 | 1,793 |
| Total current assets | 80,117 | 124,232 |
| Property and equipment, net | 6 | 288 |
| Operating lease right-of-use assets | 209 | 614 |
| Other long-term assets | — | 2,284 |
| Total assets | $ 80,332 | $ 127,418 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 224 | $ 2,396 |
| Accrued and other current liabilities | 3,187 | 14,821 |
| Operating lease liabilities | 417 | 420 |
| Total current liabilities | 3,828 | 17,637 |
| Operating lease liabilities, net of current portion | — | 255 |
| Other liabilities | 70 | 70 |
| Total liabilities | 3,898 | 17,962 |
| Commitments and contingencies (Note 5) | | |
| Stockholders' equity: | | |
| Preferred stock, $0.0001 par value; 10,000,000 shares authorized as of December 31, 2024 and December 31, 2023, respectively; no shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively | — | — |
| Common stock, $0.0001 par value; 150,000,000 shares authorized at December 31, 2024 and December 31, 2023, respectively; 28,985,019 and 27,762,703 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively | 3 | 3 |
| Additional paid-in capital | 309,378 | 272,640 |
| Accumulated other comprehensive gain | 105 | 237 |
| Accumulated deficit | (233,052) | (163,424) |
| Total stockholders' equity | 76,434 | 109,456 |
| Total liabilities and stockholders' equity | $ 80,332 | $ 127,418 |

*See accompanying notes to consolidated financial statements.*

# AEROVATE THERAPEUTICS, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
### (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

|  | Year Ended December 31, | |
|---|---|---|
|  | 2024 | 2023 |
| Operating expenses: | | |
| Research and development | $ 53,187 | $ 64,219 |
| General and administrative | 21,409 | 17,190 |
| Total operating expenses | 74,596 | 81,409 |
| Loss from operations | (74,596) | (81,409) |
| Other income (expense): | | |
| Interest income | 5,042 | 5,945 |
| Other expense: | (19) | (1) |
| Total other income | 5,023 | 5,944 |
| Net loss before income taxes | (69,573) | (75,465) |
| Provision for income taxes | 55 | 56 |
| Net loss | $ (69,628) | $ (75,521) |
| Comprehensive loss: | | |
| Net loss | $ (69,628) | $ (75,521) |
| Other comprehensive loss: | | |
| Unrealized (loss) gain on securities | (132) | 703 |
| Comprehensive loss | $ (69,760) | $ (74,818) |
| Net loss per share, basic and diluted | $ (2.44) | $ (2.87) |
| Weighted-average shares of common stock outstanding, basic and diluted | 28,582,194 | 26,331,630 |

*See accompanying notes to consolidated financial statements.*

# AEROVATE THERAPEUTICS, INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

| | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive (Loss) Income | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balance at December 31, 2022** . . . . . | 24,722,974 | $ 2 | $215,110 | $(466) | $ (87,903) | $126,743 |
| Unrealized gain on investments . . . | — | — | — | 703 | — | 703 |
| Stock based compensation . . . . . . | — | — | 11,906 | — | — | 11,906 |
| Issuance of common stock in connection with ATM, net . . . . | 2,662,721 | 1 | 44,282 | — | — | 44,283 |
| Vesting of restricted stock units . . | 9,913 | — | — | — | — | — |
| Issuance of common stock upon exercise of stock options . . . . . . | 338,987 | — | 986 | — | — | 986 |
| Issuance of common stock under ESPP . . . . . . . . . . . . . . . . . . | 28,108 | — | 356 | — | — | 356 |
| Net loss . . . . . . . . . . . . . . . . . . . | — | — | — | — | (75,521) | (75,521) |
| **Balance at December 31, 2023** . . . . . | 27,762,703 | $ 3 | $272,640 | $ 237 | $(163,424) | $109,456 |
| Unrealized loss on investments . . . | — | — | — | (132) | — | (132) |
| Issuance of common stock in connection with ATM, net . . . . | 800,000 | — | 23,635 | — | — | 23,635 |
| Issuance of common stock upon exercise of stock options . . . . . . | 382,790 | — | 1,484 | — | — | 1,484 |
| Issuance of common stock under ESPP . . . . . . . . . . . . . . . . . . | 34,034 | — | 308 | — | — | 308 |
| Vesting of restricted stock units . . | 5,492 | — | — | — | — | — |
| Stock based compensation . . . . . . | — | — | 11,311 | — | — | 11,311 |
| Net loss . . . . . . . . . . . . . . . . . . . | — | — | — | — | (69,628) | (69,628) |
| **Balance at December 31, 2024** . . . . . | 28,985,019 | $ 3 | $309,378 | $ 105 | $(233,052) | $ 76,434 |

*See accompanying notes to consolidated financial statements.*

**AEROVATE THERAPEUTICS, INC.**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(IN THOUSANDS)**

| | Year ended December 31, | |
| --- | ---: | ---: |
| | **2024** | **2023** |
| **Cash flow from operating activities:** | | |
| Net loss | $(69,628) | $ (75,521) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Stock-based compensation expense | 11,311 | 11,906 |
| Depreciation and amortization expense | 282 | 96 |
| Impairment of right-of-use asset | 256 | — |
| Accretion of discounts and amortization of premiums on investments, net | (2,248) | (3,057) |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses and other current assets | 299 | 483 |
| Other long-term assets | 563 | (110) |
| Accounts payable | (2,172) | (164) |
| Accrued and other liabilities | (9,913) | 9,999 |
| Operating lease assets and liabilities, net | (109) | (26) |
| Other liabilities | 163 | (384) |
| Net cash used in operating activities | $(71,196) | $ (56,778) |
| **Cash flow from investing activities:** | | |
| Purchases of short-term investments | (19,683) | (123,982) |
| Maturities of short-term investments | 75,712 | 136,000 |
| Purchases of property and equipment | — | (142) |
| Net cash provided by investing activities | $ 56,029 | $ 11,876 |
| **Cash flow from financing activities:** | | |
| Proceeds from sale of common stock in connection with ATM, net | 23,942 | 44,888 |
| Payments for offering costs | (307) | (234) |
| Proceeds from issuance of common stock under ESPP | 308 | 356 |
| Proceeds from issuance of common stock upon exercise of stock options | 1,484 | 986 |
| Net cash provided by financing activities | $ 25,427 | $ 45,996 |
| Net increase in cash and cash equivalents | 10,260 | 1,094 |
| Cash and cash equivalents at the beginning of the year | 23,491 | 22,397 |
| Cash and cash equivalents at the end of the period | $ 33,751 | $ 23,491 |
| **Supplemental disclosure of noncash investing and financing activities:** | | |
| Right-of-use asset obtained in exchange for operating lease liability | $ 206 | $ — |

*See accompanying notes to consolidated financial statements.*

**AEROVATE THERAPEUTICS, INC.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

## (1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### (a) Organization and Nature of Operations

Aerovate Therapeutics Inc. ("Aerovate" or the "Company") was incorporated in the state of Delaware in July 2018, and is headquartered in Waltham, Massachusetts. The Company has a wholly owned subsidiary, Aerovate Securities Corporation. The Company is a biopharmaceutical company. The Company's initial focus was on advancing AV-101, the Company's dry powder inhaled formulation of imatinib for the treatment of pulmonary arterial hypertension ("PAH"). However, in June 2024, the Company announced negative results from the Phase 2b portion of its global Phase 2b/Phase 3 trial of AV-101 in adults with PAH, and, as a result, the Company decided to halt enrollment and shut down the Phase 3 portion of the Phase 2b/Phase 3 trial as well as the long-term extension study. In June 2024, the Company announced a corporate restructuring and in July 2024, the Company engaged Wedbush Securities Inc. as the Company's exclusive strategic financial advisor to assist in the process of exploring strategic alternatives, including but not limited to an acquisition, merger, reverse merger, business combination, liquidation or other transaction.

On October 30, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, Caribbean Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub I"), Caribbean Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company ("Merger Sub II" and together with Merger Sub I, the "Merger Subs"), and Jade Biosciences, Inc., a Delaware corporation ("Jade"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, among other things, Merger Sub I will merge with and into Jade, with Jade surviving the merger as the surviving corporation (the "First Merger"), and as part of the same overall transaction, Jade will merge with and into Merger Sub II, with Merger Sub II continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the "Second Merger" and together with the First Merger, the "Merger"). In addition, in connection with the closing of the Merger (the "Closing"), the Company expects to declare a cash dividend to its pre-Merger stockholders of approximately $65.0 million in the aggregate (the "Cash Dividend"), provided such amount is subject to adjustment as set forth in the Merger Agreement. The Merger was approved by the Company's board of directors (the "Board"), and the Board resolved to recommend approval of the Merger Agreement to the Company's stockholders. The Closing is subject to approval by the stockholders of the Company and Jade as well as other customary closing conditions, including the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission ("SEC") in connection with the transaction. If the Merger is completed, the business of Jade will continue as the business of the combined company.

### (b) At-the-Market Offering

On April 5, 2023, the Company entered into an ATM Equity Offering[SM] Sales Agreement (the "Sales Agreement") with BofA Securities, Inc., or the Agent, pursuant to which the Company can sell, from time to time, at its option, up to an aggregate of $75.0 million of shares of its common stock, through the Agent, as its sales agent. As of December 31, 2024, 3,462,721 shares have been sold under the Sales Agreement, generating $67.9 million of net proceeds after deducting commissions to the Agent and other offering costs. As of the date of this Annual Report on Form 10-K, up to $6.0 million of shares of the Company's common stock remain available for sale from time to time under the Sales Agreement.

### (c) Liquidity and Management Plans

Since inception, the Company has devoted substantially all of its resources to research and development activities, business planning, establishing and maintaining its intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these operations and has not realized revenues from its planned principal operations. The Company has incurred losses and negative cash flows from operations since inception. As of December 31, 2024, the Company had cash and cash equivalents and short-term investments of $78.6 million.

Management believes that the Company's current cash and cash equivalents and short-term investments will provide sufficient funds to enable the Company to meet its obligations for at least twelve months from the filing date of this report while it explores strategic alternatives.

## (2) BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

### (a) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the Company's wholly owned subsidiary, Aerovate Securities Corporation. All intercompany transactions and balances have been eliminated in consolidation.

### (b) Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ materially from those estimates. Accounting estimates and management judgements reflected in the consolidated financial statements include: normal recurring accruals, including the accrual for research and development expenses, stock-based compensation, fair value of investments, and operating lease right-of-use assets and lease liabilities. Estimates and assumptions are reviewed quarterly. Any revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

### (c) Cash and Cash Equivalents

Cash and cash equivalents include cash in readily available checking accounts, money market funds and commercial paper. The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents.

### (d) Short-term Investments

Short-term investments consist of corporate debt securities, commercial paper and U.S. Treasury bills, classified as available-for-sale securities and have maturities of greater than three months. The Company has classified all of its available-for-sale investment securities as current assets on the consolidated balance sheets because these are considered highly liquid securities and are available for use in current operations. The Company carries these securities at fair value and reports unrealized gains and losses as a separate component of accumulated other comprehensive loss. The cost of debt securities is adjusted for amortization of purchase premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income in the consolidated statements of operations and comprehensive loss. Realized gains and losses on sales of securities are determined using the specific identification method and recorded in other income (expense), net in the consolidated statement of operations and comprehensive loss.

### (e) Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash, cash equivalents and short-term investments. The Company maintains cash, cash equivalents and short-term investments with various high credit quality banks and other financial institutions in the United States. Such deposits may be in excess of federally insured limits. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held. The Company has not experienced any losses on deposits since inception.

### (f) Comprehensive Loss

Comprehensive loss consists of net loss and unrealized gains or losses on available-for-sale investments. The Company displays comprehensive loss and its components as part of the consolidated statements of operations and comprehensive loss.

### (g) Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:  Observable inputs such as quoted prices in active markets.

Level 2:  Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3:  Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of prepaid expenses and other current assets, accounts payable, accrued liabilities and other current liabilities are reasonable estimates of their fair value due to the short-term nature of these accounts.

### (h) Prepaid Expenses and Other Current Assets

Any expenses paid prior to the related services rendered are recorded as prepaid expenses. Such prepaid expenses are expensed in the period the expense is incurred. If the expense is for a service covering multiple periods, it is expensed from the date the services begin and over the period of the service rendered (or contract service period if services rendered dates are not defined).

### (i) Property and Equipment, Net

Property and equipment, which consist of leasehold improvements, furniture and fixtures, research equipment, computers and construction-in-progress are stated at cost less accumulated depreciation or accumulated amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets, which ranges from three to five years. Leasehold improvements are amortized over the remaining life of the lease for leasehold improvements at the time the asset is placed into service.

### (j) Impairment of Long-lived Assets

The carrying value of long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss is recognized when the total of estimated future undiscounted cash flows, expected to result from the use of the asset and its eventual disposition, are less than its carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. Following the Company's Workforce Reduction Plan, the Company terminated all employees in the Foster City office and vacated the premises in September 2024. As a result, the Company impaired the related right-of-use asset of approximately $0.3 million, and recognized a loss on impairment in its general and administrative operating expenses during the year ended December 31, 2024.

### (k) Leases

At the commencement date of a lease, the Company recognizes lease liabilities which represent its obligation to make lease payments, and right-of-use assets ("ROU assets") which represent its right to use the underlying asset during the lease term. The lease liability is measured at the present value of lease payments over the lease term. As the Company's leases typically do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the lease commencement date. The ROU asset is measured at cost, which includes the initial measurement of the lease liability and initial direct costs incurred by the Company and excludes lease incentives. ROU assets are recorded in operating lease ROU assets and lease liabilities are recorded in operating lease liabilities, current and noncurrent in the consolidated balance sheets.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to separate lease and non-lease components and not recognize lease liabilities and ROU assets for short-term leases with terms of twelve months or less.

### (l) Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs consist primarily of salaries and other benefits of research and development personnel, including associated share-based compensation, costs related to research activities, preclinical studies, clinical trial, drug manufacturing and allocated overhead and facility-related expenses. The Company accounts for non-refundable advance payments for goods or services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made.

Clinical trial costs are a component of research and development expenses. The Company expenses costs for its clinical trial activities performed by third parties, including clinical research organizations and other service providers, as they are incurred, based upon estimates of the work completed over the life of the individual study in accordance with associated agreements. The Company uses information it receives from internal personnel and outside service providers to estimate the clinical trial costs incurred.

### (m) Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant-date fair value of employee, officer, director, and non-employee stock option grants and restricted stock units, estimated in accordance with the applicable accounting guidance, recognized using the straight-line method over the vesting period for service-based options and using the graded vesting method for performance-based options. The vesting period generally approximates the expected service period of the awards. Forfeitures are recognized and accounted for as they occur.

The fair value of stock options is estimated using a Black-Scholes option pricing model on the date of grant. This method requires certain assumptions be used as inputs, such as the fair value of the underlying common stock, expected term of the option before exercise, expected volatility of the Company's common stock, expected dividend yield, and a risk-free interest rate. Options and awards granted during the year have a maximum contractual term of ten years. The Company has limited historical stock option activity and therefore estimates the expected term of stock options granted using the simplified method, which represents the average of the contractual term of the stock option and its weighted-average vesting period. The expected volatility of stock options is based upon the historical volatility of a number of publicly traded companies in similar stages of clinical development. The Company has historically not declared or paid any dividends and does not currently expect to do so in the foreseeable future. The risk-free interest rates used are based on the U.S. Department of Treasury ("U.S. Treasury") yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the stock options.

### (n) Income Taxes

Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss ("NOL") and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if, based upon the weight of all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

### (o) Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment. In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard in the current period and disclosed a summary of significant segment expenses in Note 9 to our consolidated financial statements.

### (p) Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration of potential dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the sum of the weighted average number of common shares plus the potential dilutive effects of potential dilutive securities outstanding during the period. Potential dilutive securities are excluded from diluted earnings or loss per share if the effect of such inclusion is antidilutive. The Company's potentially dilutive securities, which include outstanding stock options under the Company's equity incentive plan, have been excluded from the computation of diluted net loss per share as they would be anti-dilutive to the net loss per share. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company's net loss position.

The following table summarizes the Company's net loss per share:

|  | Year Ended December 31, | |
|  | 2024 | 2023 |
|---|---|---|
| **Numerator:** | | |
| Net loss | $ (69,628) | $ (75,521) |
| Net loss attributable to common stockholders | $ (69,628) | $ (75,521) |
| **Denominator:** | | |
| Weighted-average common stock outstanding, basic and diluted | 28,582,194 | 26,331,630 |
| Net loss per share, basic and diluted | $ (2.44) | $ (2.87) |

Potentially dilutive securities not included in the calculation of diluted net loss per share attributable to common stockholders because to do so would have had an anti-dilutive effect are as follows (in common stock equivalent shares):

|  | As of December 31, | |
| --- | --- | --- |
|  | **2024** | **2023** |
| Options to purchase common stock . . . . . . . . . . . . . . . . . . . . . . . . | 2,434,535 | 5,230,344 |
| Unvested restricted stock units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 21,968 |
|  | 2,434,535 | 5,252,312 |

### *(q)  Recently Issued Accounting Pronouncements*

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*: Improvements to Income Tax Disclosures, which expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The standard is effective for fiscal years beginning after December 15, 2024, and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact the adoption of this standard may have on its consolidated financial statements and related disclosures, and does not anticipate this ASU to materially impact our consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU 2024-03 Income Statement Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 requires, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements and related disclosures.

### (3)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables summarize the Company's financial assets measured at fair value on a recurring basis and their respective input levels based on the fair value hierarchy (in thousands):

|  |  | Fair Value Measurements Using | | |
| --- | --- | --- | --- | --- |
|  | **December 31, 2024** | **Quoted Prices in Active Markets for Identical Assets (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Significant Unobservable Inputs (level 3)** |
| **Assets:** |  |  |  |  |
| Cash equivalents |  |  |  |  |
| Money market funds . . . . . . . . . . . . . . . . | $33,529 | $33,529 | $   — | $   — |
| Total cash equivalents . . . . . . . . . . . . . . . . . . | 33,529 | 33,529 | — | — |
| Short-term investments |  |  |  |  |
| Agency bonds . . . . . . . . . . . . . . . . . . . . . . | 27,429 | — | 27,429 | — |
| Corporate debt securities . . . . . . . . . . . . . . | 9,057 | — | 9,057 | — |
| U.S. Treasury bills . . . . . . . . . . . . . . . . . . | 8,386 | 8,386 | — | — |
| Total short-term investments . . . . . . . . . . . . | 44,872 | 8,386 | 36,486 | — |
| Total fair value of assets . . . . . . . . . . . . . . | $78,401 | $41,915 | $36,486 | $   — |

| | December 31, 2023 | Fair Value Measurements Using | | |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (level 3) |
|---|---|---|---|---|
| **Assets:** | | | | |
| Cash equivalents | | | | |
| Money market funds ................. | $ 19,787 | $19,787 | $ — | $ — |
| Total cash equivalents ................. | 19,787 | 19,787 | — | — |
| Short-term investments | | | | |
| Agency bonds ...................... | 42,255 | — | 42,255 | — |
| Commercial paper .................. | 38,386 | — | 38,386 | — |
| U.S. Treasury bills .................. | 10,362 | 10,362 | — | — |
| Corporate debt securities ............. | 7,945 | — | 7,945 | — |
| Total short-term investments ............ | 98,948 | 10,362 | 88,586 | — |
| Total fair value of assets ................ | $118,735 | $30,149 | $88,586 | $ — |

***Cash Equivalents and Short-Term Investments***

Financial assets measured at fair value on a recurring basis consist of the Company's cash equivalents and short-term investments. Cash equivalents consisted of money market funds and commercial paper, and short-term investments consisted of U.S. Treasury bills, agency bonds, corporate debt securities, and commercial paper. The Company obtains pricing information from its investment manager and generally determines the fair value of investment securities using standard observable inputs, including reported trades, broker/dealer quotes, and bids and/or offers.

The following tables summarize the Company's short-term investments (in thousands):

| | Maturity | As of December 31, 2024 | | | |
| | | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
|---|---|---|---|---|---|
| Agency bonds ..................... | 1 year or less | 27,358 | 71 | — | 27,429 |
| Corporate debt securities ............. | 1 year or less | 9,031 | 27 | (1) | 9,057 |
| U.S. Treasury bills .................. | 1 year or less | 8,378 | 8 | — | 8,386 |
| | | $44,767 | $106 | $ (1) | $44,872 |

| | Maturity | As of December 31, 2023 | | | |
| | | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
|---|---|---|---|---|---|
| Agency bonds ..................... | 2 years or less | $42,090 | 179 | (14) | $42,255 |
| Commercial paper .................. | 2 years or less | 38,362 | 29 | (5) | 38,386 |
| U.S. Treasury bills .................. | 2 years or less | 10,334 | 31 | (3) | 10,362 |
| Corporate debt securities ............. | 2 years or less | 7,925 | 21 | (1) | 7,945 |
| | | $98,711 | $260 | $(23) | $98,948 |

The following tables summarize the Company's short-term investments with unrealized losses for less than 12 months and 12 months or greater:

| | As of December 31, 2024 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 months | | 12 months or Greater | | | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Total Fair Value | Total Unrealized Losses |
| Corporate debt securities | $2,016 | $(1) | $ — | $ — | $2,016 | $(1) |
| | $2,016 | $(1) | $ — | $ — | $2,016 | $(1) |

| | As of December 31, 2023 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 months | | 12 months or Greater | | | |
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Total Fair Value | Total Unrealized Losses |
| Commercial paper | $ 6,042 | $ (5) | $ — | $— | $ 6,042 | $ (5) |
| Agency bonds | 3,760 | (6) | 6,579 | (8) | 10,339 | (14) |
| U.S. Treasury bills | 488 | (2) | 1,007 | (1) | 1,495 | (3) |
| Corporate debt securities | 3,110 | (1) | — | — | 3,110 | (1) |
| | $13,400 | $(14) | $7,586 | $ (9) | $20,986 | $(23) |

The Company considers whether unrealized losses have resulted from a credit loss or other factors. The unrealized losses on the Company's short-term investments as of December 31, 2024, were caused by fluctuations in market value and interest rates as a result of the economic environment and not credit risk. The Company concluded that an allowance for credit losses was unnecessary as of December 31, 2024. It is neither management's intention to sell nor is it more likely than not that the Company will be required to sell these investments prior to recovery of their cost basis or recovery of fair value. Unrealized gains and losses are included in accumulated other comprehensive loss.

Accrued interest receivable is written off through net realized investment gains (losses) at the time the issuer of the bond defaults or is expected to default on payment. Accrued interest receivable related to short-term investments was $0.5 million and $0.6 million as of December 31, 2024 and December 31, 2023, respectively.

## (4) BALANCE SHEET COMPONENTS

### *Prepaid Expenses and Other Current Assets*

Prepaid expenses and other current assets consisted of the following (in thousands):

| | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Other current assets | $ 845 | $ 250 |
| Prepaid expenses | 649 | 1,168 |
| Prepaid research and development | — | 375 |
| Total prepaid expenses and other current assets | $1,494 | $1,793 |

### *Accrued and Other Current Liabilities*

In June 2024, following the Company's decision to halt further development of AV-101, the Company announced its plan to terminate nearly all of its workforce in the coming months (the "Workforce Reduction Plan"). As of December 31, 2024, 47 individuals, or approximately 92% of the Company's workforce, have been terminated. The affected individuals have been and will be provided severance benefits, including cash severance payments. Each affected individual's eligibility for severance benefits is contingent upon entering into a separation agreement, which includes a general release of claims against the Company. In connection

with the Workforce Reduction Plan, the Company incurred costs (in consideration of releases) of approximately $6.7 million, which are primarily one-time severance benefits, during the year ended December 31, 2024. The Company has paid approximately $3.8 million of severance benefits, and liabilities associated with the Workforce Reduction Plan were approximately $2.9 million as of December 31, 2024. The Company estimates that the remaining liabilities will be paid in the first quarter of 2025.

Accrued and other current liabilities consisted of the following (in thousands):

|  | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Accrued payroll and other employee benefits . . . . . . . . . . . . . . . . . . | 2,868 | 4,368 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 319 | 1,090 |
| Accrued research and development . . . . . . . . . . . . . . . . . . . . . . . . . | — | 9,363 |
| Total accrued and other current liabilities . . . . . . . . . . . . . . . . . . | $3,187 | $14,821 |

## (5) COMMITMENTS AND CONTINGENCIES

In August 2021, the Company entered into a lease agreement (the "Waltham Lease") for approximately 5,000 square feet of office space in Waltham, Massachusetts for the Company's corporate headquarters. The Waltham Lease has a term of thirty-nine months ("Lease Term"), unless extended or earlier terminated. The Company has the option to extend the Waltham Lease for one additional period of three years. The Lease Term had an initial abatement period, and the initial base rent payable is approximately $18,000 per month following the abatement period. The initial base rent payable will increase by approximately 2% per year over the Lease Term. The Waltham Lease commencement date was September 1, 2021. In January 2024, the Company entered into the First Amendment to the Waltham Lease resulting in the lease expiring on December 31, 2025, and an increase of $1.00 per rentable square foot during the additional lease term. In obtaining this lease extension, the Company no longer has the option to extend the Waltham Lease for one additional period of three years.

In April 2022, the Company entered into a lease agreement (the "Foster City Lease") for approximately 3,500 square feet of office space in Foster City, California. The Foster City Lease has a term of thirty-nine months, unless extended or earlier terminated. The Company has the option to extend the Foster City Lease for on additional period of one year. The base rent payable under the Lease Term will be $22,600 per month and will be subject to annual increase of 3% on each anniversary. Following the Company's Workforce Reduction Plan, the Company terminated all employees in the Foster City office and vacated the premises in September 2024. As a result, the Company impaired the related right-of-use asset of approximately $0.3 million, and recognized a loss on impairment in its general and administrative operating expenses during the year ended December 31, 2024.

As of December 31, 2024, the future minimum annual lease payments under the operating leases were as follows (in thousands):

|  | Total Minimum Lease Payments |
|---|---|
| 2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $429 |
| Total operating lease payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 429 |
| Less: Amount representing interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (12) |
| Present value of net minimum lease payments . . . . . . . . . . . . . . . . . . . . . . . | $417 |

As the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the lease commencement date. The components of operating leases for the years ended December 31, 2024 and December 31, 2023 were as follows (in thousands except lease term and discount rate):

| Operating lease liabilities: | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Current | 417 | 420 |
| Non-current | — | 255 |
| Total lease liabilities | $417 | $675 |
| Weighted-average remaining lease term (in years) | 0.8 | 1.5 |
| Weighted-average incremental borrowing rate | 6.4% | 6.0% |

Supplemental cash flow information related to cash paid for amounts included in the measurement of operating lease liabilities was as follows (in thousands):

| | Year ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Cash paid included in operating cash flows | $507 | $442 |

Rent expense was as follows (in thousands):

| | Year ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Operating lease | $458 | $464 |
| Short-term lease | 165 | — |
| Total rent expense | $623 | $464 |

## (6) STOCKHOLDERS' EQUITY

On July 2, 2021, the Company's certificate of amendment to its certificate of incorporation became effective, which provided 150,000,000 authorized shares of common stock with a par value of $0.0001 per share and 10,000,000 authorized shares of undesignated preferred stock with a par value of $0.0001 per share.

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders.

As of December 31, 2024, the Company had reserved the following shares of common stock for future issuance:

| | December 31, 2024 |
|---|---|
| Common stock options granted and outstanding | 2,434,535 |
| Shares reserved for issuance under the 2021 Plan | 4,144,366 |
| Reserved for future ESPP issuances | 401,218 |
| Total | 6,980,119 |

## (7) SHARE-BASED COMPENSATION

### (a) Stock Option Plan

The Company's 2021 Stock Option and Incentive Plan (the "2021 Plan") was adopted by the Company's board of directors and approved by the Company's stockholders in June 2021 and became effective as of June 29, 2021. Upon the effectiveness of the 2021 Plan, the Company's 2018 Equity Incentive Plan (the "2018 Plan") was terminated and no further grants may be made thereunder. The Company's 2021 Plan allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units and other forms of awards including cash awards to its officers, directors, employees, consultants and advisors.

As of December 31, 2024, a total of 5,675,841 shares of the Company's common stock were authorized for issuance with respect to awards granted under the 2021 Plan. The share limit will automatically increase on the first trading day in January of each year (commencing with 2022) by an amount equal to the lesser of (1) 4% of the total number of outstanding shares of the Company's common stock on the last trading day in December in the prior year, or (2) such lesser number as determined by the Company's board of directors. Since adoption, the annual increases have accumulated to a total of 3,075,841 shares through January 1, 2024.

Any shares subject to awards granted under the 2021 Plan or the 2018 Plan that are not paid, delivered or exercised before they expire or are canceled or terminated, or otherwise fail to vest, as well as shares used to pay the purchase or exercise price of such awards or related tax withholding obligations, will become available for new award grants under the 2021 Plan.

As of December 31, 2024, 1,676,073 and 758,462 options been granted and outstanding under the 2021 Plan and 2018 Plan, respectively.

The options that are granted under the 2021 Plan and the 2018 Plan are exercisable at various dates as determined upon grant and terminate within 10 years of the date of grant. The vesting period generally occurs over three to four years.

The following table summarizes the option activity under the 2021 Plan and 2018 Plan for the year ended December 31, 2024:

| | Options | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Outstanding at December 31, 2023 . . . . . . . . . . . | 5,230,344 | $13.66 | 8.16 | $49,728 |
| Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,489,191 | 19.70 | | |
| Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . | (382,790) | 3.88 | | |
| Cancelled/Forfeited . . . . . . . . . . . . . . . . . . . . | (3,902,210) | 18.01 | | |
| Outstanding at December 31, 2024 . . . . . . . . . . . | 2,434,535 | $11.93 | 6.91 | $ 387 |
| Vested and exercisable at December 31, 2024 . . . . . | 1,740,379 | 10.22 | 6.44 | 336 |

The weighted-average grant date fair value of stock option grants was $14.92 and $15.69 per share for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 there was approximately $7.1 million of unrecognized stock-based compensation expense related to nonvested stock-based compensation arrangements granted under the 2021 Plan and 2018 Plan, which is expected to be recognized over a weighted-average period of 1.7 years.

### (b) Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (the "ESPP") was adopted by the Company's board of directors and stockholders in June 2021 and became effective upon the consummation of the IPO. A total of 230,000 shares of the Company's common stock is initially available for issuance under the ESPP. The share limit will automatically increase on the first trading day in January of each year (commencing with 2022) by an amount equal to the lesser of (1) 1% of the total number of outstanding shares of the Company's common stock on the last trading day in December in the prior year, or (2) such lesser number as determined by the Company's board of directors. The number of shares available under the 2021 Plan increased by 247,229 shares effective January 1, 2023 as determined by the Company's board of directors. The ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The ESPP provides for six-month offering periods, and at the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last trading day of the offering period. As of December 31, 2024, 76,011 shares had been issued under the ESPP, and 401,218 shares authorized under the ESPP Plan were available for issuance.

*(c) Restricted Stock Units*

As of December 31, 2024, 31,881 restricted stock units had been awarded under the 2021 Plan. A summary of the status of and changes in unvested restricted stock unit activity under the Company's equity award plans for the year ended December 31, 2024, was as follows:

| | Units | Weighted-Average Grant Date Fair Value Per Unit |
|---|---|---|
| Unvested restricted stock units as of December 31, 2023 | 21,968 | $22.26 |
| Granted | — | — |
| Vested | (5,492) | 21.30 |
| Forfeited | (16,476) | 22.58 |
| Unvested restricted stock units as of December 31, 2024 | — | $ — |

Stock-based compensation of restricted stock units is based on the fair value of the Company's common stock on the date of grant and recognized over the vesting period. The vesting period generally occurs over one to four years.

As of December 31, 2024, the Company had had no unrecognized stock-based compensation expense related to its unvested restricted stock units.

*(d) Stock-Based Compensation Expense*

The Company estimated the fair value of stock options using the Black-Scholes valuation model. The Company accounts for any forfeitures of options when they occur. Previously recognized compensation expense for an award is reversed in the period that the award is forfeited. The fair value of stock options was estimated using the following assumptions:

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Expected term (in years) | 5.3 – 6.0 | 5.3 – 6.1 |
| Expected volatility | 70.0 – 89.8% | 73.9 – 91.5% |
| Risk-free interest rate | 3.6 – 4.5% | 3.5 – 4.8% |
| Expected dividend | — | — |

Stock-based compensation expense recognized for stock option grants has been reported in the statements of operations and comprehensive loss as follows (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| General and administrative | $ 6,296 | $ 5,285 |
| Research and development | 5,015 | 6,621 |
| Total | $11,311 | $11,906 |

Stock-based compensation expense by type of award included within the consolidated statements of operations and comprehensive (loss) income was as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Stock options | $11,133 | $11,494 |
| Restricted stock awards and units | 62 | 201 |
| Employee stock purchase plan awards | 116 | 211 |
| Total | $11,311 | $11,906 |

## (8) INCOME TAXES

Significant components of the Company's net deferred tax assets are as follows (in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| **Deferred income tax assets:** | | |
| NOL carryforwards | $ 23,931 | $ 16,199 |
| Research credit carryforwards | 7,870 | 5,153 |
| Capitalized R&D | 26,132 | 19,404 |
| Stock based compensation | 1,044 | 1,929 |
| Other | 1,265 | 1,117 |
| Gross deferred tax assets | 60,242 | 43,802 |
| Less: valuation allowance | (60,199) | (43,596) |
| Total deferred tax assets | 43 | 206 |
| **Deferred income tax liabilities:** | | |
| Other | (43) | (206) |
| Total deferred tax liabilities | (43) | (206) |
| **Net deferred tax assets (liabilities)** | $ — | $ — |

A reconciliation between the provision for income taxes and income taxes computed using the U.S. federal statutory corporate tax rate is as follows (in thousands):

| | Years ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| U.S. Federal statutory income tax rate | $(14,604) | $(15,831) |
| State taxes | (2,809) | (3,389) |
| Permanent and other differences | 248 | 416 |
| Stock-based compensation | 2,704 | 1,049 |
| Research and development credits | (2,054) | (2,676) |
| Change in valuation allowance | 16,570 | 20,487 |
| Total tax provision | $ 55 | $ 56 |

The Company had federal NOL carryforwards available of $95.7 million and $64.8 million as of December 31, 2024 and December 31, 2023, respectively, before consideration of limitations under Section 382 of the Internal Revenue Code or Section 382, as further described below. The NOL generated from 2018 onwards of $95.7 million will carryforward indefinitely and be available to offset up to 80% of future taxable income each year. Additionally, the Company had state NOL carryforwards available of $64.1 million and $43.9 million as of December 31, 2024 and December 31, 2023, respectively. The state NOLs may be used to offset future taxable income and will begin to expire in 2038. At December 31, 2024 the Company had federal and state research and development credit carryforwards available of $9.0 million and $2.2 million, respectively. The federal credit carryforwards will begin to expire in 2038, unless previously utilized. The Massachusetts credit carryforwards will begin expiring in 2036, unless previously utilized. The California credits carry forward indefinitely.

The Company has established a full valuation allowance for its deferred tax assets due to uncertainties that preclude it from determining that it is more likely than not that the Company will be able to generate sufficient taxable income to realize such assets. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred since inception. Such objective evidence limits the ability to consider other subjective evidence such as the

Company's projections for future growth. Based on this evaluation, as of December 31, 2024 and December 31, 2023, a valuation allowance of $60.2 million and $43.6 million, respectively, has been recorded against all of the Company's net deferred tax assets, as the Company has determined that none of the Company's balance of net deferred tax assets is more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted in the future if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as estimates of future taxable income during carryforward periods and the Company's projections for growth.

The future utilization of the Company's NOL and tax credit carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of changes in ownership by stockholders that hold 5% or more of the Company's common stock. An assessment of such ownership changes under Section 382 and 383 was not completed through December 31, 2024. Utilization of our net operating loss and income tax credit carryforwards may be subject to a substantial annual limitation due to ownership changes that may have occurred or that could occur in the future. These ownership changes may limit the amount of the net operating loss and income tax credit carryover that can be utilized annually to offset future taxable income. The Company will examine the impact of any potential ownership changes in the future.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits at the beginning and end of the years ended December 31, 2024 and 2023 (in thousands):

|  | Years ended December 31, | |
|  | 2024 | 2023 |
| --- | --- | --- |
| Beginning balance of unrecognized tax benefits | $2,214 | $ 993 |
| Additions based on tax positions related to the current year | 950 | 1,127 |
| Additions based on tax positions related to the prior year | — | 94 |
| Ending balance of unrecognized tax benefits | $3,164 | $2,214 |

The unrecognized tax benefit amounts are reflected in the determination of the Company's deferred tax assets. If recognized, none of these amounts would affect the Company's effective tax rate, since it would be offset by an equal corresponding adjustment in the deferred tax asset valuation allowance. The Company does not foresee material changes to its liability for uncertain tax benefits within the next twelve months.

The Company is subject to taxation in the United States and various states. The Company's Federal and state returns are subject to examination, due to the carryforward of unutilized net operating losses and research and development credits.

## (9) SEGMENT REPORTING

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources in assessing performance. The Company has one reportable segment: life science. The life science segment consists of the development of clinical and preclinical product candidates. The Company's chief operating decision maker ("CODM") is the chief executive officer.

The accounting policies of the life science segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the life science segment based on net loss, which is reported on the income statement as consolidated net loss. The measure of segment assets is reported on the balance sheet as total consolidated assets.

To date, the Company has not generated any product revenue and has incurred losses and negative cash flows from operations since inception The Company's future life science expenses will be significantly dependent on our ability to successfully consummate the Merger, related audit and legal expenses and whether we decide to pursue any future product development efforts.

The table below summarizes the significant expense categories regularly reviewed by the CODM for the years ended December 31, 2024, and 2023.

|  | Years ended December 31, | |
| --- | --- | --- |
|  | **2024** | **2023** |
| Operating expenses: | | |
| AV-101 clinical trials | $19,740 | $26,548 |
| Employee costs | 19,512 | 21,244 |
| Professional fees and services | 11,482 | 6,289 |
| Stock-based compensation | 11,311 | 11,907 |
| Chemistry, manufacturing, and controls | 11,110 | 14,339 |
| Other segment items[a] | 1,515 | 1,139 |
| Interest income | (5,042) | (5,945) |
| Consolidated net loss | $69,628 | $75,521 |

(a) Other segment items include rent and facilities related expenses.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Jade Biosciences, Inc.

### *Opinion on the Financial Statements*

We have audited the accompanying consolidated balance sheets of Jade Biosciences, Inc. (the "Company") as of December 31, 2024 and June 18, 2024, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders' deficit and cash flows for the period from June 18, 2024 (inception) to December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and June 18, 2024, and the results of its operations and its cash flows for the period from June 18, 2024 (inception) to December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

### *Substantial Doubt about the Company's Ability to Continue as a Going Concern*

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant operating losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

### *Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 24, 2025

We have served as the Company's auditor since 2024.

# JADE BIOSCIENCES, INC.

## CONSOLIDATED BALANCE SHEETS

### (In thousands, except share and per share amounts)

| | December 31, 2024 | June 18, 2024 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 69,386 | $— |
| Related party subscription receivable | — | 3 |
| Prepaid expenses and other current assets | 268 | — |
| Total current assets | 69,654 | 3 |
| Other assets | 3,145 | — |
| Total assets | $ 72,799 | $ 3 |
| **LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT** | | |
| Current liabilities | | |
| Accounts payable | $ 1,290 | $— |
| Accrued expenses and other current liabilities | 4,125 | — |
| Related party accrued expenses and other current liabilities | 5,504 | — |
| Warrant liability, related party | 1,077 | — |
| Total current liabilities | 11,996 | — |
| Long-term liabilities | | |
| Convertible notes payable[(1)] | 107,600 | — |
| Total liabilities | 119,596 | — |
| Commitments and contingencies (Note 11) | | |
| Series Seed convertible preferred stock, $0.0001 par value; 20,000,000 shares authorized as of each of December 31, 2024 and June 18, 2024; 20,000,000 shares issued and outstanding as of each of December 31, 2024 and June 18, 2024; liquidation preference of $2 as of each of December 31, 2024 and June 18, 2024 | 2 | 2 |
| Stockholders' deficit: | | |
| Common stock, $0.0001 par value; 40,000,000 shares authorized, 5,819,672 shares issued and outstanding as of each of December 31, 2024 and June 18, 2024 | 1 | 1 |
| Additional paid-in capital | 179 | — |
| Accumulated deficit | (46,979) | — |
| Total stockholders' deficit | (46,799) | 1 |
| Total liabilities, convertible preferred stock and stockholders' deficit | $ 72,799 | $ 3 |

---

(1) Includes related party amount of $22.7 million

The accompanying notes are an integral part of these consolidated financial statements.

# JADE BIOSCIENCES, INC.

## CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
### (In thousands, except share and per share amounts)

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---|
| Operating expenses | |
| Research and development[1] | $ 31,234 |
| General and administrative[2] | 4,304 |
| Total operating expenses | 35,538 |
| Loss from operations | (35,538) |
| Other income / (expense) | |
| Interest income | 1,159 |
| Change in fair value of convertible notes payable[3] | (12,600) |
| Total other expense, net | (11,441) |
| Net loss and comprehensive loss | $ (46,979) |
| Net loss per share attributable to common stockholders, basic and diluted | $ (9.40) |
| Weighted-average common shares outstanding, basic and diluted | 5,000,000 |

_____

(1) Includes related party amount of $24.6 million for the period from June 18, 2024 (inception) to December 31, 2024 (see Note 13).

(2) Includes related party amount of $1.0 million for the period from June 18, 2024 (inception) to December 31, 2024 (see Note 13).

(3) Includes related party amount of $2.7 million for the period from June 18, 2024 (inception) to December 31, 2024 (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

# JADE BIOSCIENCES, INC.

## CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
### (In thousands, except share amounts)

| | Convertible Preferred Stock | | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **Balances as of June 18, 2024 (inception)** . . . . . . . . . . . . . . | 20,000,000 | $ 2 | 5,819,672 | $ 1 | $ — | $ — | $ 1 |
| Stock-based compensation expense . . . . . . . . . . . . . . . . . | — | — | — | — | 179 | — | 179 |
| Net loss . . . . . . . . . . . . . . . . . | — | — | — | — | — | (46,979) | (46,979) |
| **Balances as of December 31, 2024** | 20,000,000 | $ 2 | 5,819,672 | $ 1 | $179 | $(46,979) | $(46,799) |

The accompanying notes are an integral part of these consolidated financial statements.

# JADE BIOSCIENCES, INC.

## CONSOLIDATED STATEMENT OF CASH FLOWS
### (In thousands)

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---:|
| **Cash flows from operating activities:** | |
| Net loss | $(46,979) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Change in fair value of convertible notes payable | 12,600 |
| Stock-based compensation expense | 1,256 |
| Changes in operating assets and liabilities: | |
| Prepaid expenses and other current assets | (265) |
| Accounts payable | 1,290 |
| Accrued expenses and other current liabilities | 3,980 |
| Related party accrued expenses and other current liabilities | 5,504 |
| Net cash used in operating activities | (22,614) |
| **Cash flows from financing activities:** | |
| Proceeds from issuance of convertible notes payable[1] | 95,000 |
| Payment of deferred offering costs | (3,000) |
| Net cash provided by financing activities | 92,000 |
| **Net increase in cash and cash equivalents** | 69,386 |
| Cash and cash equivalents at beginning of period | — |
| Cash and cash equivalents at end of period | $ 69,386 |
| **Supplemental disclosure of non-cash financing activities:** | |
| Deferred offering costs in accrued expenses and other current liabilities | $ 145 |

---

(1) Includes related party amount of $20.0 million for the period from June 18, 2024 (inception) to December 31, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

# JADE BIOSCIENCES, INC.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. Nature of the Business and Basis of Presentation

### *Background and Basis of Presentation*

Jade Biosciences, Inc. ("Jade" or the "Company") was established and incorporated under the laws of the state of Delaware on June 18, 2024. Jade was founded by healthcare investor Fairmount Funds Management LLC ("Fairmount") and launched to research and develop antibody candidates licensed from Paragon Therapeutics, Inc. ("Paragon"), an antibody discovery engine founded by Fairmount. The Company currently operates as a virtual company, and thus, does not maintain a corporate headquarters or other significant facilities. Jade was formed to develop biologics to optimize the treatment of autoimmune diseases.

The Company is subject to risks and uncertainties common to early-stage companies in the biopharmaceutical industry, including, but not limited to, the ability to complete preclinical and clinical trials, the ability to obtain regulatory approval for product candidates, development by competitors of new technological innovations, dependence on key personnel, the ability to attract and retain qualified employees, reliance on third-party organizations, protection of proprietary technology, compliance with government regulations, product liability, uncertainty of market acceptance of products and the ability to raise additional capital to fund operations.

The Company's potential product candidates will require approval from the U.S. Federal Food and Drug Administration or comparable foreign authorities prior to the commencement of commercial sales. There can be no assurance that the Company's potential product candidates will receive all the required approvals. In addition, there can be no assurance that the Company's potential product candidates, if approved, will be accepted in the marketplace, that any future product candidates can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such product candidates will be successfully marketed, if at all.

Aerovate Therapeutics, Inc., a Delaware corporation ("Aerovate"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") on October 30, 2024, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Caribbean Merger Sub I, Inc., a Delaware corporation, will merge with and into Jade, with Jade continuing as a wholly owned subsidiary of Aerovate and the surviving corporation of the merger (the "First Merger"), and Jade will merge with and into Caribbean Merger Sub II, LLC, a Delaware limited liability company ("Second Merger Sub"), with Second Merger Sub being the surviving entity of the merger (the "Second Merger" and, together with the First Merger, the "Merger"). In connection with the Merger, Second Merger Sub will change its corporate name to "Jade Biosciences, LLC" and Aerovate will change its name to "Jade Biosciences, Inc." Aerovate following the Merger is referred to herein as the "combined company." The combined company will be led by Jade's management team and will focus on developing differentiated biologic therapies for patients living with autoimmune diseases.

At the effective time of the First Merger (the "First Effective Time"), (i) each share of Jade common stock (including shares of Jade common stock issued in the Jade pre-closing financing described below) will be converted into the right to receive a number of shares of Aerovate common stock equal to the exchange ratio set forth in the Merger Agreement and (ii) each share of Jade Series Seed Convertible Preferred Stock, par value $0.0001 per share (the "Convertible Preferred Stock"), will be converted into the right to receive a number of shares of Aerovate Series A Non-Voting Convertible Preferred Stock equal to the exchange ratio divided by 1,000. If any shares of Jade common stock are unvested or subject to a repurchase option or risk of forfeiture at the First Effective Time (the "Jade restricted common stock"), then the shares of Aerovate common stock issued in exchange for such shares will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.

On October 30, 2024, concurrent with the execution of the Merger Agreement, the Company entered into a subscription agreement (the "Subscription Agreement") with certain investors pursuant to which the

Company agreed to issue and sell to such investors in a private placement financing (the "Private Placement") shares of the Company's common stock and pre-funded warrants to purchase shares of the Company's common stock at an estimated purchase price of $5.9407 per share of common stock and $5.9406 per pre-funded warrant, for gross proceeds of approximately $300.0 million (which includes $95.0 million of proceeds previously received from the issuance of convertible notes (the "Convertible Notes")), which will precede the closing of the Merger. Shares of the Company's common stock issued pursuant to the Private Placement will be converted into shares of Aerovate common stock in accordance with the exchange ratio at the effective time of the close of the transaction.

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

***Going Concern***

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within twelve months of the date that the consolidated financial statements are issued. As of December 31, 2024, the Company had $69.4 million in cash and cash equivalents.

The Company will devote substantially all of its resources to advancing the development of its programs, organizing and staffing the Company, business planning, raising capital, and providing general and administrative support for these operations. Current and future programs will require significant research and development efforts, including preclinical and clinical trials, and regulatory approvals to commercialization. These efforts require significant amounts of additional capital, adequate personnel, and infrastructure. Even if the Company's development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales. If the Company obtains regulatory approval for any of its potential product candidates and starts to generate revenue, it expects to incur significant expenses related to developing its internal commercialization capability to support product sales, marketing, and distribution.

As a result, the Company will need substantial additional funding to support its operating activities as it advances its potential product candidates through development, seeks regulatory approval and prepares for and, if any of its potential product candidates are approved, proceeds to commercialization. Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operating activities through a combination of equity offerings and debt financings. Adequate funding may not be available to the Company on acceptable terms, or at all.

If the Company is unable to obtain additional funding, the Company will assess its capital resources and may be required to delay, reduce the scope of or eliminate some or all of its planned operations, which may have a material adverse effect on the Company's business, financial condition, results of operations and ability to operate as a going concern. The consolidated financial statements do not include any adjustments that may result if the Company is not able to continue as a going concern.

The Company has not generated any revenue from product sales or other sources and has incurred significant operating losses and negative cash flows from operations since inception. The Company has incurred a net loss of $47.0 million during the period from June 18, 2024 (inception) to December 31, 2024. As of December 31, 2024, the Company had an accumulated deficit of $47.0 million.

In July 2024, the Company received $80.0 million in gross proceeds from the issuance of Convertible Notes under the Purchase Agreement to several investors, of which Fairmount, through an affiliate fund, holds a Convertible Note with an initial principal amount of $20.0 million, which qualifies as a related party transaction (see Note 13). In September 2024, the Company received an additional $15.0 million in gross proceeds from issuing Convertible Notes to additional investors under the Purchase Agreement (see Note 5).

Concurrent with the execution of the Merger Agreement, certain parties have entered into the Subscription Agreement with Jade to purchase, prior to the consummation of the Merger, shares of Jade common stock and pre-funded warrants at an estimated purchase price of $5.9407 and $5.9406 per share, respectively, for aggregate gross cash proceeds of approximately $300.0 million, which includes the $95.0 million of Jade Convertible Notes previously issued. Shares of Jade common stock and pre-funded warrants to purchase shares of Jade common stock issued pursuant to the Subscription Agreement will be converted into shares of Aerovate common stock and pre-funded warrants to purchase shares of Aerovate common stock at the closing of the Merger per the Merger Agreement.

However, the completion of the transactions is subject to the satisfaction of customary closing conditions, and there are no assurances that such conditions will be achieved nor that such financing or other strategic transactions will be available on acceptable terms, or at all.

Based on its expectations of continuing operating losses and negative cash flows from operations for the foreseeable future, as of February 24, 2025, the date the Company's consolidated financial statements are available to be issued, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for at least 12 months from the date the consolidated financial statements are available to be issued.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

**2. Summary of Significant Accounting Policies**

*Principles of Consolidation*

In November 2024, the Company formed Jade Biosciences Canada ULC and Jade Biosciences Security Corporation, both of which are wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

*Use of Estimates*

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions, and judgements that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected within these consolidated financial statements include but are not limited to research and development expenses and related prepaid or accrued costs, the valuation of stock-based compensation awards and related expenses, and the valuation of outstanding convertible notes. The Company bases its estimates on known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts, and experience. Actual results may differ materially from those estimates or assumptions.

*Segment Information*

The Company operates and manages its business as a single segment for the purposes of assessing performance and making operating decisions. The Company's chief executive officer, who is the chief operating decision maker (the "CODM"), reviews the Company's financial information for purposes of evaluating financial performance and allocating resources (see Note 14).

*Concentrations of Credit Risk*

Financial instruments that potentially expose the Company to concentrations of credit risk primarily consist of cash. The Company maintains its cash balances at accredited financial institutions in amounts that, at times, may exceed federally insured limits. However, the Company has not experienced any losses on its deposits of cash.

The Company is dependent on third-party organizations to research, develop, manufacture, and process its potential product candidates for its development programs. The Company expects to continue to be dependent on a small number of manufacturers to supply it with its requirements for all products. The Company's research and development programs could be adversely affected by a significant interruption in the supply of the necessary materials. A significant amount of the Company's research and development activities are performed under its agreements with Paragon (see Note 10).

### Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of initial purchase to be cash equivalents. The cash equivalents were comprised of an investment in a money market fund. Interest income associated with the cash equivalents will be recorded as other income in the consolidated statement of operations and comprehensive loss.

### Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After the consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholders' deficit as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations and comprehensive loss. As of December 31, 2024, deferred offering costs of $3.1 million were recorded as Other assets in the consolidated balance sheet.

### Subscription receivable

The Company accounts for any notes received in exchange for common stock, including those with related parties as a subscription receivable, provided the note underlying the receivable is paid prior to the date the consolidated financial statements are available to be issued.

### Fair Value Measurements

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 — Quoted prices in active markets that are identical assets or liabilities.

- Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The Company's cash equivalents are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company's prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair values due to their relatively short maturity periods. The Company has elected the fair value option ("FVO") for its Convertible Notes. The analysis of the fair value of the Convertible Notes contains inherent assumptions related to the market interest rate, instrument-specific credit risk, the probability of alternate financing, change of control, initial public offering, maturity extension, and payment at original maturity.

Due to the use of significant unobservable inputs, the overall fair value measurement of the Convertible Notes is classified as Level 3.

### Classification of Convertible Preferred Stock

The Company has classified the Convertible Preferred Stock outside of stockholders' equity on the Company's consolidated balance sheets because the holders of such stock have certain liquidation rights in the event of a Deemed Liquidation Event that, in certain situations, is not solely within the control of the Company and would require the redemption of the then-outstanding Convertible Preferred Stock.

The Convertible Preferred Stock is not redeemable, except in the event of deemed liquidation (see Note 6). Because the occurrence of a Deemed Liquidation Event is not currently probable, the carrying values of the Convertible Preferred Stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the Convertible Preferred Stock would be made only when a Deemed Liquidation Event becomes probable.

### Convertible Notes Payable

The Company performed an analysis of all of the terms and features of the Convertible Notes and has elected the FVO to account for the Convertible Notes to address simplification as the Company has identified embedded derivatives, such as automatic conversion upon the closing of a $25.0 million or greater financing event, including an initial public offering (a "Next Equity Financing"), and automatic conversion upon certain events (e.g., a sale of substantially all Company assets, a merger, etc.), both of which would require bifurcation and separate accounting. The Convertible Notes will be remeasured at fair value at each balance sheet date until repayment or conversion. Changes to the fair value of the Convertible Notes will be recorded in other income (expense), net in the Company's consolidated statement of operations and comprehensive loss. The Company has also elected the option of combining interest expense and the change in fair value as a single line item within the Company's consolidated statement of operations and comprehensive loss. Changes in fair value resulting from changes in instrument-specific credit risk, if any, will be recognized separately in other comprehensive loss.

### Research and Development Contract Costs Accruals

The Company records the costs associated with research studies and manufacturing development as incurred. These costs are a significant component of the Company's research and development expenses, with a substantial portion of the Company's ongoing research and development activities conducted by third-party service providers, including contract research organizations ("CROs") and contract manufacturing organizations ("CMOs"), and the Company's related party Paragon (see Note 10).

The Company accrues for expenses resulting from obligations under its antibody discovery and option agreement (as amended, the "Paragon Option Agreement") by and among the Company, Paragon and Parade Biosciences Holding LLC ("Parade"), an entity formed by Paragon as a vehicle to hold equity in the Company, and agreements with CROs, CMOs, and other outside service providers for which payment flows do not match the periods over which materials or services are provided to the Company. Accruals are recorded based on estimates of services received and efforts expended pursuant to agreements established with Paragon, CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgments and estimates in determining the accrual balance in each reporting period. In the event advance payments are made to Paragon, a CRO, CMO, or outside service provider, the payments will be recorded as a prepaid asset which will be expensed as the contracted services are performed. Changes in these estimates that result in material changes to the Company's accruals could materially affect the Company's results of operations. As of December 31, 2024, the Company has not experienced any material deviations between accrued and actual research and development expenses.

### Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs include amounts reimbursed to Paragon under the Paragon Option Agreement (see Note 10), salaries and bonuses, stock-based compensation, employee benefits, and external costs of vendors and consultants engaged to conduct research and development activities.

Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses on the accompanying consolidated balance sheets. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered, or the services rendered. If nonrefundable advance payments represent a one-time cost for obtaining goods or services, with anticipated benefits to be utilized within a year of period end, the payment is expensed immediately.

### General and Administrative Expenses

General and administrative expenses consist primarily of salaries and bonuses, stock-based compensation, employee benefits, finance and administration costs, and professional fees.

### Commitments and Contingencies

The Company may be subject to contingent liabilities, such as legal proceedings and claims, that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the consolidated balance sheets. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses. As of December 31, 2024, no liabilities were recorded for loss contingencies (see Note 11).

### Stock-Based Compensation

The Company classifies stock-based compensation expense in its consolidated statement of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The Company grants stock options and restricted stock awards that are subject to service-based vesting conditions. Compensation expense for awards to employees and directors with service-based vesting conditions is recognized using the straight-line method over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if the Company had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. Forfeitures are accounted for as they occur. As of each reporting date, the Company estimates the probability that specified performance criteria will be met and does not recognize compensation expense until it is probable that the performance-based vesting condition will be achieved. The Company has issued stock options and restricted common stock awards ("RSAs") with service-based vesting conditions.

The Company measures all stock-based awards granted to employees, directors, and non-employees in the form of stock options to purchase shares of its common stock, based on the fair value of the awards on the date of grant using the Black-Scholes option-pricing model. The Company measures RSAs using the difference, if any, between the purchase price per share of the award and the fair value of the Company's common stock at the date of grant.

The Company's common stock valuations were prepared using a hybrid method, including an option pricing method ("OPM"). The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method ("PWERM"), where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk- adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

The assumptions underlying these valuations represented management's best estimate, which involved inherent uncertainties and the application of management's judgment. As a result, if the Company had used significantly different assumptions or estimates, the fair value of incentive shares and stock-based compensation expense could have been materially different.

### *Net Loss per Share Attributable to Common Stockholders*

The Company applies the two-class method when computing net loss per share attributable to the Company's common stockholders as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires loss available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the undistributed earnings as if all loss for the period had been distributed. The Company considers its Convertible Preferred Stock to be participating securities as, in the event a dividend is paid on common stock, the holders of Convertible Preferred Stock would be entitled to receive dividends on a basis consistent with the Company's common stockholders. There is no allocation required under the two-class method during periods of loss since the participating securities do not have a contractual obligation to share in the losses of the Company.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to the Company's common stockholders by the weighted average number of common shares outstanding for the period, excluding potentially dilutive common shares. Diluted net loss per share attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss by the weighted average number of common shares outstanding for the period, including potentially dilutive securities. For purposes of this calculation, the Company's outstanding Convertible Preferred Stock, stock options to purchase common stock and unvested RSAs are considered potentially dilutive common shares.

The Company generated a net loss for the period presented. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

### *Income Taxes*

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more likely than not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. The Company had accrued no amounts for interest or penalties related to uncertain tax positions as of both June 18, 2024 and December 31, 2024. The Company did not have any uncertain tax positions as of both June 18, 2024 and December 31, 2024.

***Recently Adopted Accounting Pronouncements***

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting* (*Topic 280*) ("ASU 2023-07"), which enhances the segment disclosure requirements for public entities on an annual and interim basis. Under this proposal, public entities will be required to disclose significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss. Additionally, current annual disclosures about a reportable segment's profit or loss and assets will be required on an interim basis. Entities will also be required to disclose information about the CODM's title and position at the Company along with an explanation of how the CODM uses the reported measures of segment profit or loss in their assessment of segment performance and deciding how to allocate resources. Finally, ASU 2023-07 requires all segment disclosures for public entities that have only a single reportable segment. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted and applied the new disclosure requirements in these consolidated financial statements (see Note 14).

***Recently Issued Accounting Pronouncements***

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU expands disclosures in an entity's income tax rate reconciliation table and disclosures regarding taxes paid both in the U.S. and foreign jurisdictions. This update is effective beginning with the Company's 2025 fiscal year annual reporting period. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). The amendments in ASU 2024-03 require public entities to disclose specified information about certain costs and expenses. ASU 2024-03 is effective for the Company's annual reporting period beginning after December 15, 2026 and interim reporting periods beginning after December 27, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

**3. Fair Value Measurements**

The following table presents information about the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine the fair value (in thousands):

| | December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| Assets | | | | |
| Money market fund | $65,000 | $ — | $ — | $ 65,000 |
| Total assets | $65,000 | $ — | $ — | $ 65,000 |
| Liabilities | | | | |
| Convertible notes payable, noncurrent | $ — | $ — | $107,600 | $107,600 |
| Total liabilities | $ — | $ — | $107,600 | $107,600 |

Cash equivalents consist of money market funds, which were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy. The Convertible notes payable are revalued at each remeasurement date using inputs that are generally unobservable and reflect management's estimates of assumptions that market participants would use in pricing the liability, which represent a Level 3 measurement within the fair value hierarchy. For the period from June 18, 2024 (inception) to December 31, 2024, there were no transfers between Level 1, Level 2 and Level 3. There were no financial assets and liabilities that were measured on fair value at a recurring basis as of June 18, 2024 (inception).

The following table presents the changes in the fair value of the Level 3 Convertible notes payable (in thousands):

|  | Amounts |
| --- | --- |
| Balance as of June 18, 2024 | $ — |
| Convertible notes payable issuance | 95,000 |
| Change in fair value of Convertible notes payable | 12,600 |
| Balance as of December 31, 2024 | $107,600 |

The Convertible notes payable in the table above consists of the fair value of an aggregate principal amount of $95.0 million, and a fair value adjustment of $12.6 million, which includes accrued interest of $4.7 million, in Convertible Notes which the Company issued and sold to certain investors. Each holder of Convertible Notes is expected to contribute the principal amount and all accrued interest under the applicable Convertible Note in exchange for the Company's common stock or non-voting preferred stock in connection with a financing event under the Convertible Notes (see Note 5). The Company's valuation of the Convertible Notes payable utilizes a scenario-based valuation analysis, which incorporated assumptions and estimates to value the Convertible Notes and a probability assessment of the achievement of the Next Equity Financing. The Company assesses these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained.

The Convertible Notes were issued on July 24, 2024 and September 30, 2024. The following table presents the significant assumptions related to the change in fair value for the period ending December 31, 2024:

| | |
| --- | --- |
| Time from convertible notes issuance to Next Equity Financing (in years) | 0.58 – 0.77 |
| Probability of Next Equity Financing | 70.0% |
| Time from convertible notes issuance to Next Equity Financing / prior to trade sale (in years) | 0.75 – 0.93 |
| Probability of Next Equity Financing / prior to trade sale | 30.0% |
| Interest rate | 12.0% |
| Discount rate | 64.7% |

## 4. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

|  | December 31, 2024 |
| --- | --- |
| Accrued research and development contract costs | $2,791 |
| Accrued employee compensation and benefits | 804 |
| Accrued professional and consulting | 530 |
|  | $4,125 |

## 5. Convertible Notes Payable

In July 2024, the Company entered into a Convertible Note Purchase Agreement (the "Purchase Agreement") with a series of investors, pursuant to which the Company issued Convertible Notes with an initial principal amount of $80.0 million (of which $20.0 million is from a related party). In September 2024, the Company received an additional $15.0 million in gross proceeds from issuing additional Convertible Notes to additional investors. The principal amount and all accrued interest of the Convertible Notes will automatically convert into the Company's common stock or preferred stock in connection with the closing of a Next Equity Financing or other events (e.g., a sale of substantially all Company assets, a merger, etc.). The Convertible Notes accrue interest at a rate of 12.0% per annum, compounded annually. All unpaid interest and principal are scheduled to mature on December 31, 2026 (the "Maturity Date"). Prepayment is not permitted without prior written consent of the majority of the holders of the Convertible Notes. The principal payment along with the accrued interest on each Convertible Note is due in full on the Maturity Date. As of December 31, 2024, the Company had outstanding borrowings of $95.0 million under its Convertible Notes.

In connection with the automatic conversions described above, the Convertible Notes will convert into a number of shares of common stock equal to the quotient obtained by dividing the initial purchase price plus accrued and unpaid interest by the conversion price of the Convertible Notes, which is the product resulting from multiplying the price per share in the Next Equity Financing by 80%.

The Convertible Notes were recorded at the fair value of $95.0 million on the respective issuance dates and were remeasured to the fair value of $107.6 million as of December 31, 2024. The change in the fair value of the Convertible Notes of $12.6 million, which includes accrued interest of $4.7 million, was recorded within other expense, net on the Company's consolidated statement of operations and comprehensive loss for the period from June 18, 2024 (inception) to December 31, 2024. There was less than $0.1 million of debt issuance cost incurred in connection with the Convertible Notes. This amount was recognized as general and administrative expense in the Company's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024.

## 6. Convertible Preferred Stock

On June 18, 2024, the Company issued 20,000,000 shares of the Convertible Preferred Stock to a related party, Fairmount Healthcare Fund II L.P., an affiliate fund of Fairmount, at a purchase price of $0.0001 per share for gross proceeds of less than $0.1 million.

Upon the issuance of the Convertible Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities as described below and determined that such features did not require the Company to separately account for these features as embedded derivatives.

As of December 31, 2024 and June 18, 2024, Convertible Preferred Stock consisted of the following (in thousands, except share amounts):

| | December 31, 2024 and June 18, 2024 | | | | |
|---|---|---|---|---|---|
| | Preferred Stock Authorized | Preferred Stock Issued and Outstanding | Carrying Value | Liquidation Preference | Common Stock Issuable Upon Conversion |
| Series Seed Preferred Stock . . . . . . . . . . . | 20,000,000 | 20,000,000 | $2 | $2 | 20,000,000 |
| | 20,000,000 | 20,000,000 | $2 | $2 | 20,000,000 |

The holders of the Convertible Preferred Stock have the following rights and preferences:

### Voting

The holders of Convertible Preferred Stock are entitled to vote, together with the holders of the Company's common stock, on all matters submitted to stockholders for a vote. Each holder of outstanding shares of Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. A majority vote of the holders of Convertible Preferred Stock is required to liquidate or dissolve the Company, amend the certificate of incorporation or bylaws in a manner that adversely affects the rights of the Convertible Preferred Stock, reclassify common stock or establish another class of capital stock (unless the same ranks junior to the

Convertible Preferred Stock with respect to its rights), create shares that would rank senior to or authorize additional shares of Convertible Preferred Stock, declare a dividend or make a distribution.

In addition, the holders of shares of Convertible Preferred Stock are entitled to elect one director of the Company. The holders of shares of common stock and any other class or series of voting stock (including Convertible Preferred Stock), exclusively and voting together as a single class, are entitled to elect the balance of the total number of directors of the Company.

*Conversion*

Each share of Convertible Preferred Stock is convertible into common shares at the option of the holder, at any time, and without the payment of additional consideration by the holder. Additionally, in the event of a mandatory conversion, such as the Merger, each share of Convertible Preferred Stock will be automatically converted into shares of newly created non-voting preferred stock at the applicable conversion ratio then in effect upon (i) the closing of a firm-commitment underwritten public offering of the Company's common stock at a price of at least $1.00 per share resulting in at least $50.0 million of gross proceeds to the Company, net of the underwriting discount and commissions, and (ii) the vote or written consent of the holders of a majority of the outstanding shares of preferred stock, voting as a single class. The rights, privileges, duties and obligations relating to the non-voting preferred stock are to be determined at the time of a mandatory conversion.

The conversion ratio of Convertible Preferred Stock is determined by dividing the original issue price by the conversion price in effect at the time of conversion. The original issue price is $0.0001 per share for Convertible Preferred Stock (in each case subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company's certificate of incorporation, as amended and restated). The conversion price is $0.0001 per share for Convertible Preferred Stock. As of December 31, 2024, each outstanding share of Convertible Preferred Stock was convertible into common stock on a one-for-one basis.

*Dividends*

The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Convertible Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Convertible Preferred Stock in an amount at least equal to (i) in the case of a dividend being distributed to common stock or any class or series that is convertible into common stock, the equivalent dividend on an as-converted basis or (ii) in the case of a dividend on any class or series that is not convertible into common stock, a dividend equal to a dividend rate on Convertible Preferred Stock calculated based on the respective original issue price of Convertible Preferred Stock of $0.0001 per share. Dividends are non-cumulative. As of December 31, 2024, no cash dividends had been declared or paid by the Company.

*Liquidation*

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of Convertible Preferred Stock then outstanding are entitled to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock. The holders of Convertible Preferred Stock are entitled to an amount equal to the greater of (i) the applicable original issue price per share of the Convertible Preferred Stock, plus any declared but unpaid dividends thereon, or (ii) the amount per share that would have been payable had all shares of Convertible Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation event, the assets or funds of the Company available for distribution to stockholders are insufficient to pay the full amount to which they are entitled, then the holders of shares of Convertible Preferred Stock in preference to any distributions to common stock will share ratably in any distribution of the assets or funds available for distribution in proportion to the respective amounts which would otherwise be payable if it were paid in full.

Unless the holders of a majority in voting power of the then outstanding shares of Convertible Preferred Stock elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company's assets.

*Redemption*

The Convertible Preferred Stock does not have redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event.

**7. Common Stock**

As of December 31, 2024, the Company has the authority to issue a total of 40,000,000 shares of common stock at a par value of $0.0001 per share. As of December 31, 2024, 5,000,000 shares of common stock were issued and outstanding and 819,672 shares of common stock in connection with RSAs were issued and outstanding. Both the shares of common stock and RSAs were issued at par value in exchange for nominal cash. Each share of common stock entitles the holder to one vote, together with the holders of Convertible Preferred Stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company's board of directors (the "Board of Directors"), subject to the preferential dividend rights of the holders of Convertible Preferred Stock.

As of December 31, 2024, there are 23,791,419 shares of common stock reserved for issuance for the potential conversion of shares of Convertible Preferred Stock into common stock and the exercise of outstanding stock options for common stock under the 2024 Plan (as defined below).

**8. Stock-Based Compensation**

*2024 Equity Incentive Plan*

On June 18, 2024, the Board of Directors approved the 2024 Equity Incentive Plan (the "2024 Plan"), under which the Company may grant stock options, restricted stock awards, restricted stock units, or other stock-based awards to its employees, officers, directors, consultants, and advisors. The 2024 Plan is administered by the Board of Directors, or, at the discretion of the Board of Directors, by a committee of the Board of Directors. The exercise prices, vesting and other restrictions are determined at the discretion of the Board of Directors, or its committee, if so delegated. Stock options granted under the 2024 Plan generally vest over four years, subject to the participant's continued service, and expire after ten years. Upon adoption, the 2024 Plan authorized 136,612 shares of common stock reserved for issuance under the plan. On July 24, 2024, the Board of Directors approved an amendment to the 2024 Plan to increase the number of shares of common stock available for issuance under the 2024 Plan from 136,612 to 3,644,808. On November 20, 2024, the Board of Directors approved an amendment to the 2024 Plan to increase the number of shares of common stock available for issuance under the 2024 Plan from 3,644,808 to 12,783,695. As of December 31, 2024, the total number of shares of common stock reserved for issuance under the 2024 Plan was 3,791,419, with 8,992,276 shares of common stock available for future grants.

*Stock Option Valuation*

The fair value of each stock option grant is estimated on the grant date using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For stock options with service-based vesting conditions, the expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" stock options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

The following table summarizes the weighted-average assumptions used in calculating the fair value of the awards for the period June 18, 2024 (inception) to December 31, 2024:

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---|
| Expected volatility . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 95.4% |
| Expected term (in years) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6.1 |
| Risk-free interest rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.0% |
| Expected dividend yield . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —% |

## Stock Options

The following table summarizes the stock option activity for the period from June 18, 2024 (inception) to December 31, 2024:

| | Number of Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Balance as of June 18, 2024 (inception) . . . . . . . . . . . . . | — | $ — | — | $ — |
| Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,791,419 | 1.14 | | |
| Exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | | |
| Forfeited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | | |
| Balance as of December 31, 2024 . . . . . . . . . . . . . . . . | 3,791,419 | $1.14 | 9.8 | $10,993 |
| Vested and expected to vest, December 31, 2024 . . . . . . . | 3,791,419 | $1.14 | 9.8 | $10,993 |
| Exercisable, December 31, 2024 . . . . . . . . . . . . . . . . . | 2,732 | $0.31 | 9.7 | $ 10 |

The weighted average grant-date fair value of stock options granted for the period June 18, 2024 (inception) to December 31, 2024 was $0.90. The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had an exercise price lower than the fair value of the Company's common stock.

## Restricted Stock Awards

On June 18, 2024, the Board of Directors issued a total of 819,672 RSAs outside of the 2024 Plan to an employee, a director, and a consultant at a price of $0.0001 per share, the par value of the common stock. Of the 819,672 RSAs issued on June 18, 2024, 136,612 RSAs were issued to a consultant in exchange for regulatory and strategic services provided to the Company and the issuance was determined to be a related party transaction (see Note 13). Such RSAs have service-based vesting conditions only and vest over a four-year period, during which time all unvested shares are subject to forfeiture by the Company in the event the holder's service with the Company voluntarily or involuntarily terminates.

In September 2024, the Company cancelled 136,612 RSAs previously granted to a board member and concurrently regranted 136,612 RSAs to the board member at a nominal purchase price and a fair value of $0.31 per share.

The following table summarizes the RSA activity for the period from June 18, 2024 (inception) to December 31, 2024:

| | Number of RSAs | Weighted Average Grant Date Fair Value |
|---|---|---|
| Unvested balance as of June 18, 2024 (inception) . . . . . . . . . . . . . . . . . . | 819,672 | $ — |
| Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Unvested balance as of December 31, 2024 . . . . . . . . . . . . . . . . . . . . . . | 819,672 | $ — |

### *Parade Warrant Obligation*

In July 2024, the Company entered into the Paragon Option Agreement with Paragon and Parade. Under the terms of the Paragon Option Agreement, Parade will be entitled to grants of warrants to purchase a number of shares equal to 1.00% of the then outstanding shares of the Company's stock, on a fully diluted basis, on December 31, 2025 and December 31, 2026, at the fair market value determined by the Board of Directors (the "Parade Warrant Obligation"). The grant dates for the issuance of warrants are expected to be December 31, 2025 and December 31, 2026 as all terms of the award, including number of shares and exercise price, will be known by all parties. Parade's research and discovery related activities has a service inception period for the grant preceding the grant date, with the full award being vested as of the grant date with no post-grant date service requirement. As of December 31, 2024, the estimated fair value of warrants to be granted on December 31, 2025 was $3.5 million. For the period from June 18, 2024 (inception) to December 31, 2024, $1.1 million was recognized as stock-based compensation expense related to the Parade Warrant Obligation. The warrants expected to be granted to Parade are liability-classified and after the initial recognition, the liability is adjusted to fair value at the end of each reporting period, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss.

The following table summarizes the assumptions used in calculating the fair value of the warrant obligation as of December 31, 2024:

| | As of December 31, 2024 |
|---|---|
| Expected volatility . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 93.3% |
| Expected term (in years) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10.0 |
| Risk-free interest rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.6% |
| Expected dividend yield . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | —% |

### *Stock-Based Compensation Expense*

The following table summarizes the classification of the Company's stock-based compensation expense in the consolidated statement of operations and comprehensive loss (in thousands):

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---|
| Research and development . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,161 |
| General and administrative . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 95 |
| | $1,256 |

As of December 31, 2024, total unrecognized compensation cost related to the unvested stock options was $3.2 million, which is expected to be recognized over a weighted average period of approximately 3.7 years. As of December 31, 2024, total unrecognized compensation cost related to the unvested RSAs was less than $0.1 million, which is expected to be recognized over a weighted average period of 3.6 years. As of December 31, 2024, the unrecognized compensation cost related to the Parade Warrant Obligation was $2.4 million, which is expected to be recognized over a weighted average period of 1.0 year.

The following table summarizes the award types of the Company's stock-based compensation expense in the consolidated statement of operations and comprehensive loss (in thousands):

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---|
| Parade warrant obligation | $1,077 |
| Stock options | 179 |
| Restricted stock awards | — |
| | $1,256 |

## 9. Income Taxes

A reconciliation of the Company's statutory income tax rate to the Company's effective income tax rate is as follows:

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---|
| Federal statutory income tax rate | 21.0% |
| State income taxes, net of federal benefits | 0.3% |
| Research and development credits | 0.5% |
| Change in deferred tax asset valuation allowance | (16.1)% |
| Fair market adjustments related to convertible notes | (5.6)% |
| Other | (0.1)% |
| Effective income tax rate | 0.0% |

Net deferred tax assets consisted of the following (in thousands):

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
|---|---|
| Deferred tax assets | |
| Net operating loss carryforwards | $ 449 |
| Research and development credits | 255 |
| Capitalized start-up expenses | 396 |
| Accruals and reserves | 171 |
| Capitalized research and development expenses | 6,055 |
| Share-based compensation | 230 |
| Total deferred tax assets | 7,556 |
| Valuation allowance | (7,556) |
| Net deferred tax assets | $ — |

The Company had a federal net operating loss carryforward of $2.1 million for the period from June 18, 2024 (inception) to December 31, 2024. The Company had state net operating loss carryforwards of less than $0.1 million for the period from June 18, 2024 (inception) to December 31, 2024. The federal net operating loss carryforwards may be carried forward indefinitely. The state net operating loss carryforwards begin to expire in 2044.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2024, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current year. The Company determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2024.

For the period from June 18, 2024 (inception) to December 31, 2024, the valuation allowance increased primarily due to the increases in net operating loss carryforwards and research and development tax credit carryforwards. The changes in the valuation allowance were as follows (in thousands):

|  | Period from June 18, 2024 (Inception) to December 31, 2024 |
| --- | --- |
| Valuation allowance as of June 18, 2024 (inception) . . . . . . . . . . . . . . . . . . . . . . | $ — |
| Increases recorded to income tax provision . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,556 |
| Valuation allowance as of December 31, 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . | $7,556 |

The Tax Cuts and Jobs Act of 2017 resulted in significant changes to the treatment of research and developmental expenditures under Section 174 of the Internal Revenue Code of 1986, as amended (the "Code"). For tax years beginning after the year ended December 31, 2021, taxpayers are required to capitalize and amortize all research and development expenditures that are paid or incurred in connection with its trade or business. Specifically, costs for U.S. based research and development activities must be amortized over five years using a midyear convention. For the period from June 18, 2024 (inception) to December 31, 2024, the Company capitalized $24.9 million of research and development expenses.

Under Code Section 382, if a corporation undergoes an ownership change, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a loss corporation as defined in Section 382. Future changes in the Company's capital ownership, which may be outside of the Company's control, may trigger an ownership change. In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an ownership change. If an ownership change has occurred or does occur in the future, utilization of the net operating loss carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability for the Company.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which the Company operates or does business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjusts these liabilities when the Company's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. For the period from June 18, 2024 (inception) to December 31, 2024, the Company has not recorded any uncertain tax positions in the Company's consolidated financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations and comprehensive loss. For the period from June 18, 2024 (inception) to December 31, 2024, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company's tax years are still open under statute from inception.

## 10.  Paragon Option Agreement

### *Paragon Option Agreement*

In July 2024, the Company entered into an Antibody Discovery and Option Agreement with Paragon and Parade for the selected target, APRIL, for the Company's initial research program, JADE-001, which was amended in September 2024 to add two additional undisclosed targets for additional research programs named JADE-002 and JADE-003. Under the Paragon Option Agreement, Jade has the exclusive option (an "Option"), on a Research Program-by-Research Program basis, to enter into a separate agreement with Paragon consistent with a set of terms that are pre-negotiated and attached to the Paragon Option Agreement as an exhibit (a "License Agreement"). If the Company exercises its options and finalizes the related license agreement, it will be required to make non-refundable milestone payments to Paragon of up to $12.0 million under each respective agreement upon the achievement of certain clinical development milestones, up to $10.0 million under each respective agreement upon the achievement of certain regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of each developed product. From time to time, the Company can choose to add additional targets by mutual agreement with Paragon.

Under the terms of the agreement, Paragon agreed to perform certain research activities to discover, generate, identify, and characterize one or more antibody candidates directed to certain mutually agreed therapeutic targets of interest to Jade (each, a "Research Program"). The Option with respect to each Research Program is exercisable at Jade's sole discretion at any time during the period beginning on the initiation of activities under the associated Research Program and ending a specified number of days following the delivery of the data package from Paragon related to the results of the Research Program (an "Option Period"). The Paragon Option Agreement requires Jade, Paragon, and Parade to develop a research plan for each target that includes design, modeling, synthesis, evaluation, and other mutually agreed activities (each, a "Research Plan"), which activities may include performing preclinical studies. Paragon will perform the activities set forth in each Research Plan on the timelines set forth in such Research Plan and in compliance with a mutually agreed budget. Each Research Program will be overseen and coordinated by a joint development committee consisting of two employees from Jade and two employees from Paragon, with Jade and Paragon each having one vote with respect to decisions of the committee. When Paragon and Parade have produced an antibody against a selected target, and upon the completion of each Research Program, Paragon and Parade will deliver to Jade a data package that includes sequence information for all then-existing antibodies and information directed to such target. Jade, Paragon and Parade have developed a Research Plan for JADE-001 consistent with the foregoing, and Paragon and Parade have delivered an antibody against APRIL in accordance with such Research Plan.

Unless terminated earlier, the Paragon Option Agreement shall continue in force on a Research Program-by-Research Program basis until the later of: (i) the end of the Option Period for such Research Program, as applicable, if such Option is not exercised by the Company; (ii) if the Company exercises its Option with respect to a Research Program, but the parties are unable to finalize and execute a License Agreement within 30 days, the expiration of such 30-day period (subject to any mutually agreed extension of such period); and (iii) the expiration of the applicable Research Term (as defined under the Paragon Option Agreement). The Company may terminate the Paragon Option Agreement or any Research Program at any time for any or no reason upon 30 days' prior written notice to Paragon, provided that the Company must pay certain unpaid fees due to Paragon upon such termination, as well as any non-cancellable obligations reasonably incurred by Paragon in connection with its activities under any terminated Research Program. Paragon may terminate the Paragon Option Agreement or a Research Program immediately upon written notice to the Company if, as a result of any action or failure to act by the Company or its affiliates, such Research Program or all material activities under the applicable Research Plan are suspended, discontinued or otherwise delayed for a certain consecutive number of months. Each party has the right to terminate the Paragon Option Agreement or any Research Program upon (i) 30 days' prior written notice of the other party's material breach that remains uncured for the 30-day period and (ii) the other party's bankruptcy.

Under the Paragon Option Agreement, the Company reimbursed Paragon $5.6 million for research and development costs that per the agreement were incurred by Paragon related to APRIL prior to entering into the Paragon Option Agreement and other costs incurred by Paragon to support the Company's activities through June 30, 2024. Of this upfront research and development costs related to APRIL, a total of $5.5 million was recognized as research and development expense in the Company's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024. The Company paid $5.6 million to Paragon in August 2024. The Company is also required to pay Paragon for certain development fees and costs on a Research Program-by-Research Program basis. Under the Paragon Option Agreement, the Company is also responsible for any additional development costs incurred by Paragon, which from July 1, 2024 to December 31, 2024 totaled $10.8 million, of which $10.6 million was recognized as research and development expense in the Company's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024. An amount of $3.5 million is included in related party accrued expenses and other current liabilities within the Company's consolidated balance sheet as of December 31, 2024. Under the Paragon Option Agreement, the Company is obligated to pay Paragon $1.3 million following finalization of the research plan for APRIL, which was paid in November 2024. Additionally, the Company is obligated to pay Paragon $1.5 million following nomination of a development candidate for APRIL, which was paid in December 2024. These amounts were recognized as research and development expense in the Company's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024.

The Company will reimburse Paragon $1.5 million for development costs related to JADE-002 incurred by Paragon through December 31, 2024, of which $1.4 million was recognized as research and development expense in the Company's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024. An amount of $1.2 million is included in related party accrued expenses and other current liabilities as of December 31, 2024. The Company paid $0.3 million of development costs related to JADE-002 in October 2024. Additionally, the Company was obligated to pay Paragon $1.0 million following the finalization of the research plan, which occurred in November 2024 and was paid in December 2024, as well as for subsequent development costs related to JADE-002. These amounts were recognized as research and development expense in the Company's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024.

The Company will reimburse Paragon $1.2 million for development costs related to JADE-003 incurred by Paragon through December 31, 2024. This amount was recognized as research and development expense in the Company's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024. An amount of $0.9 million is included in related party accrued expenses and other current liabilities as of December 31, 2024. The Company paid $0.3 million of development costs related to JADE-003 in October 2024. Additionally, the Company was obligated to pay Paragon $1.0 million following the finalization of the research plan, which was paid in December 2024, as well as for subsequent development costs related to JADE-003. These amounts were recognized as research and development expense in the Company's consolidated statement of operations and comprehensive loss during the period from June 18, 2024 (inception) to December 31, 2024.

Any License Agreement entered into with respect to a given Research Program is expected to be consistent with pre-negotiated terms attached to the Paragon Option Agreement and shall contain the same milestone payment obligations as the Paragon Option Agreement, provided that any milestone set in the Paragon Option Agreement that has not yet been achieved and is duplicated in such License Agreement shall no longer be achievable and payable under the terms of the Paragon Option Agreement and shall only be achievable under the terms of the License Agreement. For the avoidance of doubt, if a milestone is achieved and paid by Jade pursuant to the Paragon Option Agreement for a certain Research Program, then there shall be no milestone payment due for the achievement of such milestone under a subsequently executed License Agreement for such Research Program. Further, under a License Agreement, Jade would also be required to make royalty payments to Paragon in the low single-digit percentage range based on net sales of products, subject to certain reductions. The royalty term will terminate on a product-by-product and country-by-country basis upon the later of the expiration of the last-to-expire valid claim within the relevant patent rights or the twelfth anniversary of the first commercial sale of such product in such country.

Additionally, as part of the Paragon Option Agreement, on each of December 31, 2025 and December 31, 2026, Jade will grant Parade warrants to purchase a number of shares equal to 1.00% of Jade's outstanding capital stock as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares of Jade common stock on each respective grant date. Parade is an entity formed by Paragon as a vehicle to hold equity in Jade in order to share profits with certain employees of Paragon and will not perform any substantive role under the Paragon Option Agreement other than to receive such warrants. The warrants are liability-classified and after the initial recognition, the liability is adjusted to fair value at the end of each reporting period, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss (see Note 8).

The Company expenses the fees incurred under the Paragon Option Agreement as the associated costs are incurred when the underlying services are rendered. Such amounts are classified within research and development expenses in the accompanying consolidated statement of operations and comprehensive loss.

The Company concluded that the rights obtained under the Paragon Option Agreement represent an asset acquisition whereby the underlying assets comprise in-process research and development assets with no alternative future use. The Paragon Option Agreement did not qualify as a business combination because substantially all of the fair value of the assets acquired was concentrated in the exclusive license options, which represent a group of similar identifiable assets. The research initiation fees represent a one-time cost on a research program-by research program basis for accessing research services or resources with benefits that are expected to be consumed in the near term, therefore the amounts paid are expensed as part of research and development costs immediately. Amounts paid as reimbursements of on-going development cost, monthly development cost fee and additional development expenses incurred by Paragon due to work completed for selected targets prior to the effective date of the Paragon Option Agreement and Amendment to the Paragon Option Agreement that associated with services being rendered under the related Research Programs is recognized as research and development expense when incurred.

For the period from June 18, 2024 (inception) to December 31, 2024 the Company recognized $24.6 million of research and development expenses in connection with services provided by Paragon under the Paragon Option Agreement and the JADE-001 License Agreement (as defined below).

### JADE-001 License Agreement

On October 30, 2024, Jade entered into a License Agreement for all antibodies discovered, generated, identified or characterized by Paragon in the course of performing the JADE-001 research program directed to APRIL, antibodies created by Jade derived from the licensed antibodies and directed to APRIL, and products that comprise the foregoing with Paragon (the "JADE-001 License Agreement") consistent with the pre-negotiated terms agreed to upon execution of the Paragon Option Agreement, pursuant to which Paragon granted Jade a royalty-bearing, worldwide, exclusive and sublicensable license with respect to certain inventions, patent rights, sequence information and other intellectual property rights related to monospecific antibodies directed at the APRIL target (the "Licensed Antibody Technology") to use, make, sell, import, export and otherwise exploit certain monospecific antibodies and products targeting APRIL in the field of prophylaxis, palliation, treatment and diagnosis of human disease and disorders in all therapeutic areas (the "field") and worldwide (the "territory"). Under the terms of the JADE-001 License Agreement, Jade is obligated to pay Paragon up to $22.0 million based on specific development and regulatory milestones, including a $1.5 million fee for nomination of a development candidate, which was paid in December 2024, and a further milestone payment of $2.5 million upon the first dosing of a human patient in a Phase 1 trial. Following the execution of the JADE-001 License Agreement, Jade is solely responsible for, and has sole authority and control over, all aspects of the development, manufacturing and commercialization of

JADE-001, including regulatory strategy, communications, filings and activities (including clinical trials). In addition, the following summarizes other key terms of the JADE-001 License Agreement:

- Paragon also granted Jade a royalty-bearing, worldwide, non-exclusive, sublicensable right and license under the Licensed Antibody Technology to use, make, sell, import, export or otherwise exploit certain multispecific antibodies and products targeting APRIL.

- Paragon will not conduct any new campaigns that generate APRIL monospecific antibodies in the field for at least five years.

- Paragon may pursue the development and commercialization of multispecific antibodies and products directed at the APRIL target in the field and in the territory, and Jade has a right of first negotiation for any such multispecific antibodies and products proposed by Paragon for a period of five years from the execution of the JADE-001 License Agreement. If Jade does not exercise its right of first negotiation, or if the parties are unable to agree on a definitive agreement, Paragon may proceed without any obligations to Jade with respect to the right of first negotiation, and Jade's non-exclusive license will exclude any multispecific antibodies and products that were the subject of the right of first negotiation.

- Jade will pay Paragon a low-to-mid single-digit percentage royalty based on annual net sales of the products in the field and in the territory, and a mid single-digit percentage royalty based on annual net sales of the multispecific products in the field and in the territory, subject to a 30% reduction if there is no valid patent covering the product in the country.

- The royalty term ends on the later of (i) the twelfth anniversary of such date or (ii) the expiration of the last-to- expire valid patent covering the product or the multispecific product in the country at issue.

- The JADE-001 License Agreement may be terminated on 60 days' notice by Jade; on material breach without cure; and to the extent permitted by law, on a party's insolvency or bankruptcy.

- With respect to patents licensed to Jade under the JADE-001 License Agreement that have been filed as of the effective date of the JADE-001 License Agreement, Jade will control the preparing, filing, prosecuting and maintenance of such patents. With respect to patents filed after the effective date of the JADE-001 License Agreement, Paragon will control the preparing, filing, prosecuting and maintaining of such patents until the final deliverable for the relevant research program is delivered to Jade, after which Jade will control the preparing, filing, prosecuting and maintain of such patents.

- Jade shall have the right to grant sublicenses under the JADE-001 License Agreement, provided that (i) any sublicense agreement is consistent with all relevant terms, conditions and restrictions of the JADE-001 License Agreement, (ii) Jade provides Paragon with a copy of each sublicense agreement and any amendments thereto within 30 days following execution thereof and (iii) Jade remains responsible for all payments and obligations due under the JADE-001 License Agreement.

- On a product-by-product basis, Jade is obligated to pay sublicensing fees of up to approximately $20.1 million, mainly upon the achievement of commercial milestones. Jade has the option, during specified periods, to pay a non-refundable lump-sum buyout payment on a product-by-product basis to extinguish future milestone payment obligations with respect to such product.

In December 2024, Jade completed its selection of its development candidate for the JADE-001 program and paid Paragon the related $1.5 million milestone payment and recorded the payment as research and development expense in Jade's consolidated statements of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024. Jade recorded a $0.1 million nonrefundable sublicensee fee under the JADE-001 License Agreement as research and development expense in Jade's consolidated statement of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024.

*Cell Line License Agreement*

On February 3, 2025, the Company entered into an amended and restated cell line license agreement (the "Cell Line License Agreement") with WuXi Biologics Ireland Limited ("WuXi Biologics Ireland"). Under the Cell Line License Agreement, the Company received a non-exclusive, worldwide, sublicensable license to certain of WuXi Biologics Ireland's patent rights, know-how, cell line, biological materials and media and feeds to develop, manufacture, have manufactured, make, have made, import, sell, keep, commercialize and otherwise deal in, use and exploit certain therapeutic products produced through the use of the cell lines licensed by WuXi Biologics Ireland under the Cell Line License Agreement (the "WuXi Biologics Ireland Licensed Products"). JADE-001 is, and Jade anticipates that JADE-002 will be, manufactured using a cell line licensed under the Cell Line License Agreement. A cell line has not yet been selected for JADE-003.

In consideration for the license, the Company incurred a non-refundable license fee of $0.2 million in November 2024 which was recorded as research and development expense in the Company's consolidated statement of operations and comprehensive loss during the period June 18, 2024 (inception) to December 31, 2024, and may incur additional non-refundable license fees up to $0.1 million. Additionally, if the Company manufactures all of its commercial supplies of bulk drug product for a particular product with a manufacturer other than WuXi Biologics Ireland or its affiliates, it is required to make royalty payments to WuXi Biologics Ireland in an amount equal to a fraction of a single digit percentage of global net sales of the WuXi Biologics Ireland Licensed Products manufactured by a third-party manufacturer (the "Royalty"). If the Company manufactures part of its commercial supplies of the WuXi Biologics Ireland Licensed Products with WuXi Biologics Ireland or its affiliates, then the Royalty will be reduced accordingly on a pro rata basis. The Company has the option, at any time, to pay WuXi Biologics Ireland a non-refundable lump-sum royalty buyout payment on a drug product-by-drug product basis to extinguish future Royalty obligations with respect to such drug product.

The Cell Line License Agreement will continue indefinitely unless terminated (i) by the Company upon six months' prior written notice and its payment of all undisputed amounts due to WuXi Biologics Ireland through the effective date of termination, (ii) by either party for a material breach by the other party that remains uncured for 60 days after written notice, (iii) by WuXi Biologics Ireland if the Company fails to make a payment and such failure continues for 30 days after receiving notice of such failure, or (iv) by either party upon the other party's bankruptcy.

## 11.   Commitments and Contingencies

### *401(k) Plan*

The Company maintains a defined-contribution plan under Code Section 401(k) (the "401(k) Plan"). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the 401(k) Plan may be made at the discretion of management. For the period from June 18, 2024 (inception) to December 31, 2024, the Company has not recorded any expense related to 401(k) Plan match contributions.

### *Indemnification Agreements*

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with each of its directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any indemnification arrangements that could have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2024.

### *Legal Proceedings*

From time to time, the Company may become involved in legal proceedings or other litigation relating to claims arising in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and estimated exposure amount. Legal fees and other costs associated with such proceedings are expensed as incurred. As of December 31, 2024, the Company was not a party to any material legal proceedings or claims.

## 12.   Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

|  | Period from June 18, 2024 (Inception) to December 31, 2024 |
| --- | --- |
| Numerator: | |
| Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $   (46,979) |
| Denominator: | |
| Weighted-average common shares outstanding, basic and diluted . . . . . . . . . . . . | 5,000,000 |
| Net loss attributable to common stockholders, basic and diluted . . . . . . . . . . . . . | $      (9.40) |

For the computation of basic net loss per share attributable to common stockholders, the amount of weighted-average common shares outstanding excludes all shares of unvested restricted common stock as such shares are not considered outstanding for accounting purposes until vested.

The Company's potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded potential common shares from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have had an anti-dilutive effect:

|  | Period from June 18, 2024 (Inception) to December 31, 2024 |
| --- | --- |
| Convertible preferred stock (as converted to common stock) . . . . . . . . . . . . . . . . . . | 20,000,000 |
| Unvested restricted stock awards . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 819,672 |
| Stock options to purchase common stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,791,419 |
|  | 24,611,091 |

## 13.   Related Party Transactions

On June 18, 2024, the Board of Directors issued 136,612 RSAs to a consultant in exchange for regulatory and strategic services provided to the Company. The consultant is an employee of Fairmount, which is a related party of the Company.

Paragon and Parade each currently beneficially own more than 5% of the Company's capital stock through their respective common stock holdings. For the period from June 18, 2024 (inception) to December 31, 2024, the Company recognized $24.6 million of expenses, recognized as research and development expense in the Company's consolidated statement of operations and comprehensive loss, in connection with services provided by Paragon and Parade under the Paragon Option Agreement and JADE-001 License Agreement. For the period from June 18, 2024 (inception) to December 31, 2024, the Company recognized $1.0 million of expenses, recognized as general and administrative expense in the Company's consolidated statement of operations and comprehensive loss, in connection with services provided by Paragon and Parade under the Paragon Option Agreement. As of December 31, 2024, the Company had

$5.5 million in related party accrued expenses pertaining to services provided by Paragon and Parade under the Paragon Option Agreement and reimbursements of recruiting and start-up fees on its consolidated balance sheets. In addition, under the terms of the Paragon Option Agreement, Parade will be entitled to grants of warrants to purchase a number of shares equal to 1.00% of outstanding shares of the Company's common stock, on a fully diluted basis, as of the date of the grants (see Note 8). The Company exercised its option for JADE-001 in October 2024. Under the terms of the JADE-001 License Agreement, Jade is obligated to pay Paragon up to $22.0 million based on specific development and regulatory milestones, including a $1.5 million fee for nomination of a development candidate and a further milestone payment of $2.5 million upon the first dosing of a human patient in a Phase 1 trial. If the Company exercises its options for JADE-002 and JADE-003, it will be required to make non-refundable milestone payments to Paragon of up to $12.0 million under each respective agreement upon the achievement of certain clinical development milestones, up to $10.0 million under each respective agreement upon the achievement of certain regulatory milestones, as well as tiered royalty payments in the low-to-mid single-digits beginning on the first commercial sale of each product developed.

Fairmount beneficially owns more than 5% of the Company's capital, currently has two representatives appointed to the Board of Directors, and beneficially owns more than 5% of Paragon. In June 2024, the Company issued and sold an aggregate of 20,000,000 shares of Convertible Preferred Stock to Fairmount, at a purchase price of $0.0001 per share, for gross proceeds of less than $0.1 million (see Note 6). In July 2024, Fairmount entered into the Purchase Agreement with the Company and holds a Convertible Note with an initial principal amount of $20.0 million (see Note 5).

The following is a summary of related party accrued expenses and other current liabilities (in thousands):

|  | December 31, 2024 |
| --- | --- |
| Reimbursable fees under the terms of the Paragon Option Agreement | $5,430 |
| Paragon reimbursable legal fees | 74 |
|  | $5,504 |

**14. Segment Reporting**

The Company has one reportable segment relating to the research and development of its research programs, JADE-001, JADE-002 and JADE-003. The Company's CODM, its Chief Executive Officer, manages the Company's operations on a consolidated basis and uses consolidated net loss for the allocation of resources and the assessment of performance. Although the Company's financial reporting package that is reviewed and approved by the CODM disaggregates significant expenses such as program-level external research and development costs, personnel costs, including stock-based compensation expense, and professional and consulting fees, all decisions made by the CODM are based upon reviewing operating metrics and performance indications at the Company-wide consolidated level and consolidated net loss. The CODM uses consolidated net loss to evaluate loss generated from the Company's business activities in deciding how to allocate company resources and in monitoring budget versus actual results. Assets are also managed on a Company-wide consolidated basis.

The table below is a summary of the significant expenses categories regularly provided to the CODM (in thousands):

|  | Period from June 18, 2024 (Inception) to December 31, 2024 |
| --- | --- |
| Operating Expenses |  |
| JADE-001 external research and development costs | $22,992 |
| JADE-002 external research and development costs | 2,437 |
| JADE-003 external research and development costs | 2,141 |

| | Period from June 18, 2024 (Inception) to December 31, 2024 |
| --- | --- |
| Research and development personnel-related costs (including stock-based compensation) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,509 |
| Other research and development costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 155 |
| General and administrative personnel-related costs (including stock-based compensation) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,714 |
| Professional and consulting fees. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,253 |
| Other general and administrative costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 337 |
| Total operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $35,538 |

## 15. Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2024 through February 24, 2025, the date at which the consolidated financial statements were available to be issued.

*Option Grants*

In January 2025, the Company granted options for the purchase of an aggregate of 8,820,790 shares of common stock to employees and directors at an exercise price of $3.80 per share.

*Vancouver Lease*

On February 12, 2025, the Company entered into a lease agreement with Spire VA Limited Partnership ("Vancouver Lease") for office space located in Vancouver, Canada. The lease commencement date is October 1, 2025 with an initial term of five years. The total lease payment is expected to be $1.7 million over the initial lease term.

**AGREEMENT AND PLAN OF MERGER**

**by and among**

**AEROVATE THERAPEUTICS, INC.,**

**CARIBBEAN MERGER SUB I, INC.**

**CARIBBEAN MERGER SUB II, LLC**

**and**

**JADE BIOSCIENCES, INC.**

**Dated as of October 30, 2024**

# TABLE OF CONTENTS

# INDEX OF DEFINED TERMS

| Definition | Location |
| --- | --- |
| Exchange Fund | Section 3.3(a)) |
| Exchange Ratio | Section 3.1(a)(i) |
| Excluded Shares | Section 3.1(a)(iii)) |
| FDA | Section 4.11(c) |
| FDA Ethics Policy | Section 4.11(i) |
| FDCA | Section 4.11(a) |
| Final Parent Net Cash | Section 3.6(c) |
| First Certificate of Merger | Section 2.4 |
| First Effective Time | Section 2.4 |
| First Merger | Recitals |
| First Merger Sub | Preamble |
| First Step Surviving Company | Section 2.2 |
| Form S-4 | Section 7.1(a) |
| GAAP | Section 4.6(a) |
| Hazardous Substance | Section 4.11(c) |
| Health Care Laws | Section 4.11(a) |
| HSR Act | Section 1.1 |
| Intellectual Property | Section 1.1 |
| Intended Tax Treatment | Recitals |
| Investor Agreements | Section 7.11(a) |
| IRS | Section 4.12(b) |
| IT Systems | Section 4.19(g) |
| knowledge | Section 1.1 |
| Lock-Up Agreement | Recitals |
| Material Adverse Effect | Section 4.1(a) |
| Material Contracts | Section 4.16(a) |
| Measurement Date | Section 5.2(a) |
| Merger | Recitals |
| Merger Consideration | Section 3.1(a)(i) |
| Merger Subs | Preamble |
| Multiemployer Plan | Section 1.1 |
| Nasdaq | Section 1.1 |
| Nasdaq Fees | Section 1.1 |
| Nasdaq Issuance Proposal | Recitals |
| Nasdaq Listing Application | Section 7.8 |
| Nasdaq Reverse Stock Split | Section 1.1 |
| Net Cash | Section 1.1 |
| Ordinary Course | Section 1.1 |
| Ordinary Course Agreement | Section 4.15(g) |
| Parent | Preamble |
| Parent 401(k) Plan | Section 6.9 |
| Parent Board | Recitals |
| Parent Board Adverse Recommendation Change | Section 7.3(b) |

| Definition | Location |
| --- | --- |
| Parent Board Recommendation | Section 7.3(b) |
| Parent Capital Stock | Section 1.1 |
| Parent Charter Amendment | Section 2.6(a) |
| Parent Closing Price | Section 1.1 |
| Parent Common Stock | Recitals |
| Parent Common Stock Issuance | Section 5.4(a) |
| Parent Convertible Preferred Stock | Section 1.1 |
| Parent Disclosure Letter | Article V |
| Parent Equity Plans | Section 1.1 |
| Parent ESPP | Section 1.1 |
| Parent Fundamental Representations | Section 1.1 |
| Parent Intervening Event | Section 7.3(c) |
| Parent IT Systems | Section 5.19(d) |
| Parent ITM Option | Section 1.1 |
| Parent Legacy Assets | Section 1.1 |
| Parent Legacy Business | Section 1.1 (hh) |
| Parent Legacy Transaction | Section 6.1(c) |
| Parent Material Adverse Effect | Section 5.1(a) |
| Parent Material Contracts | Section 5.16(a) |
| Parent Net Cash Calculation | Section 3.6(a) |
| Parent Net Cash Schedule | Section 3.6(a) |
| Parent Notice Period | Section 7.3(c) |
| Parent Options | Section 1.1 |
| Parent OTM Options | Section 1.1 |
| Parent Outstanding Shares | Section 3.1(i)(E)) |
| Parent Owned IP | Section 1.1 |
| Parent Plan | Section 1.1 |
| Parent Preferred Stock | Section 1.1 |
| Parent Products | Section 5.11(c) |
| Parent Registered IP | Section 5.19(a) |
| Parent Restricted Stock Unit Awards | Section 1.1 |
| Parent SEC Documents | Section 5.6(a) |
| Parent Stock Option Cash Consideration | Section 6.6 |
| Parent Stockholder Approval | Section 5.4(a) |
| Parent Stockholder Meeting | Section 7.3(a) |
| Parent Stockholder Proposals | Section 7.3(a) |
| Parent Support Agreements | Recitals |
| Parent Termination Fee | 9.3(d) |
| Parent Triggering Event | Section 1.1 |
| Parent Valuation | Section 3.1(i)(F)) |
| Parent Value Per Share | Section 3.1(i)(G)) |
| PBGC | Section 4.12(d)(iv) |
| Permits | Section 4.10 |

**AGREEMENT AND PLAN OF MERGER**

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 30, 2024, by and among Aerovate Therapeutics, Inc., a Delaware corporation ("Parent"), Caribbean Merger Sub I, Inc., a Delaware corporation ("First Merger Sub") and wholly owned subsidiary of Parent, Caribbean Merger Sub II, LLC, a Delaware limited liability company ("Second Merger Sub" and, together with First Merger Sub, "Merger Subs") and wholly owned subsidiary of Parent, and Jade Biosciences, Inc., a Delaware corporation (the "Company").

**RECITALS**

WHEREAS, Parent and the Company intend to effect a merger of First Merger Sub with and into the Company (the "First Merger") in accordance with this Agreement and the General Corporation Law of the State of Delaware (the "DGCL"). Upon consummation of the First Merger, First Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, immediately following the First Merger and as part of the same overall transaction as the First Merger, the Company will merge with and into Second Merger Sub (the "Second Merger" and, together with the First Merger, the "Merger") in accordance with this Agreement, the DGCL and the Delaware Limited Liability Company Act (the "DLLCA"), with Second Merger Sub being the surviving entity of the Second Merger;

WHEREAS, the parties hereto intend that the First Merger and the Second Merger, taken together, qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder, and that this Agreement be, and hereby is, adopted as a "plan of reorganization" for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3 (the "Intended Tax Treatment");

WHEREAS, the Board of Directors of the Company (the "Company Board") has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions;

WHEREAS, the Company Board has unanimously approved this Agreement and the Merger, with the Company continuing as the First Step Surviving Company (as defined below), after the First Effective Time (as defined below), pursuant to which, among other things, (i) each share of common stock, par value $0.0001 per share, of the Company (the "Company Common Stock") (other than any Excluded Shares, Dissenting Shares) shall be converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of Parent (the "Parent Common Stock") equal to the Exchange Ratio and (ii) each share of Company Preferred Stock outstanding immediately prior to the First Effective Time (other than any Excluded Shares, Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Convertible Preferred Stock equal to (x) the Exchange Ratio divided by (y) 1,000, in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, First Merger Sub is a newly incorporated Delaware corporation that is wholly-owned by Parent, and has been formed for the sole purpose of effecting the First Merger;

WHEREAS, Second Merger Sub is a newly incorporated Delaware limited liability company that is wholly-owned by Parent, and has been formed for the sole purpose of effecting the Second Merger;

WHEREAS, the Board of Directors of Parent (the "Parent Board") has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to this Agreement and the Parent Support Agreements and the constructive issuance by the Company of shares of Company Common Stock to stockholders of Parent (as reflected in Rule 145(a) of the Securities Act) (the "Constructive Issuance"), (iii) determined that the Reverse Stock Split Proposal (as defined below), among other things, is advisable and in the best interests of Parent and its stockholders, (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to authorize the issuance of the Parent Common Stock in accordance with Nasdaq Listing Rule 5635 (the "Nasdaq Issuance Proposal"), the Reverse Stock Split Proposal and the other Parent Stockholder Proposals;

WHEREAS, the board of directors of First Merger Sub has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of First Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of First Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions;

WHEREAS, the sole member of the Second Merger Sub has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Second Merger Sub and its sole member, and (ii) approved and declared advisable this Agreement and the Contemplated Transactions;

WHEREAS, Parent, Merger Subs and the Company each desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company's willingness to enter into this Agreement, the officers, directors and stockholders of Parent listed on Section A of the Parent Disclosure Letter have entered into Parent Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the "Parent Support Agreements"), pursuant to which such officers, directors and stockholders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Parent Common Stock in favor of the approval of this Agreement and thereby approve the Contemplated Transactions, including, but not limited to the Parent Stockholder Proposals;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement of Parent's willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter have entered into Company Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit B (the "Company Support Agreements"), pursuant to which such officers, directors and stockholders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Common Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, certain stockholders of the Company listed on Section B of the Company Disclosure Letter are executing lock-up agreements in the form attached hereto as Exhibit C (the "Lock-Up Agreement");

WHEREAS, it is expected that within two (2) Business Days after the Registration Statement is declared effective under the Securities Act, the stockholders of the Company will execute an action by written consent by the holders of (i) at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class, and (ii) at least a majority of the outstanding shares of and Company Preferred Stock, voting as a single class, in form and substance reasonably acceptable to Parent, approving and adopting this Agreement (the "Company Stockholder Approval");

WHEREAS, the stockholders of Parent as of the Dividend Record Date (which for clarity shall exclude holders of Parent Capital Stock issued as part of the Merger Consideration) shall be entitled to receive from Parent a cash dividend in an expected aggregate amount of $70,000,000, subject to certain adjustments as set forth herein (the "Pre-Closing Cash Dividend"); and

WHEREAS, concurrently with the execution of this Agreement, certain investors (each a "Concurrent Investment Investor" and collectively the "Concurrent Investment Investors") have entered into a securities purchase agreement representing an aggregate commitment of not less than $80,000,000 (which, for the avoidance of doubt, excludes any Company Notes issued on or prior to the date hereof and expected to be contributed in connection with the Concurrent Investment) (the "Concurrent Investment Amount") in the form attached hereto as <u>Exhibit D</u> (collectively, the "<u>Securities Purchase Agreement</u>"), pursuant to which such Persons will have agreed, subject to the terms and conditions set forth therein, to subscribe and purchase a number of shares of the Company Common Stock immediately prior to the Closing (the "<u>Concurrent Investment</u>").

**AGREEMENT**

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Subs and the Company hereby agree as follows:

**ARTICLE I**
**DEFINITIONS & INTERPRETATIONS**

Section 1.1  <u>Certain Definitions</u>.   For purposes of this Agreement:

(a)  "<u>2024 Equity Incentive Plan</u>" shall mean an equity incentive plan of Parent in form and substance as designated by the Company, reserving for issuance a number of shares of Parent Common Stock to be designated by the Company.

(b)  "<u>2024 ESPP</u>" shall mean an "employee stock purchase plan" of Parent in form and substance as designated by Company, reserving for issuance a number of shares of Parent Common Stock to be designated by the Company.

(c)  "<u>2024 Plans</u>" shall mean both the 2024 Equity Incentive Plan and 2024 ESPP.

(d)  "<u>Acceptable Confidentiality Agreement</u>" means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

(e)  "<u>Acquisition Inquiry</u>" means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal, other than the Concurrent Investment or the issuance of any Company Notes.

(f)  "<u>Acquisition Proposal</u>" means, with respect to either party hereto, any proposal or offer (whether written or oral) from any Person (other than the other party or any of its Representatives) contemplating or otherwise relating to an Acquisition Transaction (other than in connection with the Concurrent Investment, Parent's leases, a Parent Legacy Transaction or the exercise or repurchase of existing equity interests).

(g)  "<u>Acquisition Transaction</u>" means any transaction or series of related transactions (other than the Concurrent Investment or the issuance of any Company Notes) involving:

(i)  any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (iii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or

(ii)  any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value of the fair market value of the assets of a party and its Subsidiaries taken as a whole.

(h)   "Affiliate" of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(i)   "Business Day" means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed.

(j)   "Certificate of Designation" means the Certificate of Designation of Preferences, Rights and Limitations of Parent Convertible Preferred Stock in the form attached hereto as Exhibit F.

(k)   "Company Capital Stock" means, collectively, the Company Common Stock and Company Preferred Stock.

(l)   "Company Equity Plan" means the Company's 2024 Equity Incentive Plan, as amended from time to time.

(m)   "Company Fundamental Representations" means each of the representations and warranties of the Company set forth in Section 4.1, Section 4.2, Section 4.2(a). Section 4.4 and Section 4.25.

(n)   "Company Notes" means the convertible notes issued pursuant to (i) that certain Convertible Note Purchase Agreement, dated as of July 24, 2024, between the Company and the purchasers party thereto, and (ii) that certain Convertible Note Purchase Agreement, dated as of September 30, 2024, between the Company and the purchasers party thereto, or any additional convertible promissory notes that may be issued from time to time prior to the Closing.

(o)   "Company Options" means options to purchase shares of Company Common Stock granted by the Company under the Company Equity Plan.

(p)   "Company Owned IP" means all Intellectual Property owned by the Company or any of its Subsidiaries in whole or in part.

(q)   "Company Plan" means each Employee Plan that is sponsored, maintained, or contributed (or required to be contributed) to by the Company or any of its Subsidiaries for the benefit of one or more current or former employees, officers, directors or other service providers of the Company or any of its Subsidiaries and with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise, other than any plan, program, arrangement, agreement or policy mandated by applicable Laws.

(r)   "Company Preferred Stock" means the shares of the Company's capital stock designated as Series Seed Preferred Stock par value $0.0001 per share.

(s)   "Company Triggering Event" shall be deemed to have occurred if, at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Company Stockholder Approval: (a) the Company Board shall have publicly approved, endorsed or recommended any Acquisition Proposal or (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) permitted pursuant to Section 6.4.

(t)   "Company Warrant" means warrants to purchase shares of Company Capital Stock issued by the Company.

(u)   "Confidentiality Agreement" means that certain non-disclosure agreement, dated as of July 24, 2024, between the Company and Parent.

(v)   "Contemplated Transactions" means the Merger, the Constructive Issuance and the other transactions contemplated by this Agreement (other than the Parent Legacy Transaction and Parent Charter Amendment), the Concurrent Investment and the Nasdaq Reverse Stock Split (to the extent applicable and deemed necessary by Parent and the Company).

(w)   "control" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(x)   "Employee Plan" means each "employee benefit plan" (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), Multiemployer Plans, and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, compensation, supplemental retirement, health, life, or disability insurance, dependent care, vacation and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Contemplated Transactions or otherwise), whether formal or informal, written or oral.

(y)   "ERISA" means the U.S. Employee Retirement Income Security Act of 1974, as amended.

(z)   "HSR Act" means the U.S. Har Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(aa)   "Intellectual Property" means all intellectual property rights of any kind, including all of the following: (i) trademarks or service marks (whether registered or unregistered), trade names, domain names, social media user names, social media addresses, logos, slogans, and trade dress, including applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions, and all applications for any of the foregoing, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (iii) copyrights (registered and unregistered) and applications for registration; (iv) trade secrets and customer lists, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, and other confidential information ("Trade Secrets"); and (v) any other proprietary or intellectual property rights of any kind or nature.

(bb)   "knowledge" of any party means (i) the actual knowledge of any executive officer of such party or other officer having primary responsibility for the relevant matter or any employee consultant or interim officer serving similar roles (ii) any fact or matter which any such Person would be expected to discover or otherwise become aware of in the course of conducting due inquiry, consistent with such Person's title and responsibilities, concerning the existence of the relevant matter.

(cc)   "Multiemployer Plan" shall have the meaning set forth in Section 3(37) of ERISA.

(dd)   "Nasdaq" means the Nasdaq Stock Market, LLC.

(ee)   "Nasdaq Fees" means all Nasdaq fees associated with any action contemplated by Section 7.8.

(ff)   "Nasdaq Reverse Stock Split" means a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio as mutually agreed to by Parent and the Company that is effectuated by Parent for the purpose of maintaining compliance with Nasdaq listing standards.

(gg)   "Net Cash" means (i) Parent's unrestricted cash, cash equivalents and short-term investments, plus (ii) all prepaid expenses, deposits, restricted cash and short-term receivables set forth on Schedule 1.1(a), in each case, to the extent capable of use by the combined company after the Closing, minus (iii) the sum of Parent's short-term and long-term liabilities, including all accounts payable, indebtedness, lease termination costs, all actual and reasonably projected costs and expenses relating to the winding down of the Parent Legacy Business and any related prepayment penalties and premiums, and any unpaid Transaction Expenses (including any costs, fees or other liabilities, including Taxes, related to the premiums, commissions and other fees paid or payable in connection with obtaining Parent's D&O tail policy as set forth in Section 7.5(d)), minus (iv) any and all change in control payments, severance payments and any payroll or similar Taxes owed in connection with the foregoing or any of Parent's equity plans, including, for the avoidance of doubt, any employer-side portion of any payroll or similar Taxes owed in connection with the vesting and settlement of the Parent Restricted Stock Unit Awards pursuant to Section 6.7 hereof), in each case to the extent payable to Parent's employees solely as a result of the consummation of the Contemplated Transactions, minus (v) the Pre-Closing Cash Dividend Amount. Set forth on Section 1.1(a) of the Parent Disclosure Letter is an illustrative example of the calculation of Net Cash.

(hh)   "Ordinary Course" means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its business and consistent with its past practice or, with respect to the Company, the customary practices of a recently formed company at a similar stage of development.

(ii)   "Parent Capital Stock" means the Parent Common Stock and the Parent Preferred Stock.

(jj)   "Parent Closing Price" means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the Anticipated Meeting Date as reported by Bloomberg L.P.

(kk)   "Parent Convertible Preferred Stock" means Parent's non-voting convertible preferred stock, par value $0.001 per share, with the rights, preferences, powers and privileges specified in the Certificate of Designation.

(ll)   "Parent Equity Plans" means each of Parent's 2018 Equity Incentive Plan and 2021 Stock Option and Incentive Plan, in each case, as amended from time to time.

(mm)   "Parent ESPP" means Parent's 2021 Employee Stock Purchase Plan.

(nn)   "Parent Fundamental Representations" means each of the representations and warranties of Parent and Merger Subs set forth in Section 5.1, Section 5.2, Section 5.3, Section 5.4 and Section 5.25.

(oo)   "Parent ITM Option" means each Parent Option that is not a Parent OTM Option.

(pp)   "Parent Legacy Assets" means all assets, technology and Intellectual Property of Parent as they existed at any time prior to the date of this Agreement, including for purposes of clarity, and the tangible and intangible assets, in each case to the extent primarily used in or primarily related to AV-101 (the "Parent Legacy Business").

(qq)   "Parent Options" means options to purchase shares of Parent Common Stock issued pursuant to a Parent Equity Plan or otherwise including, for the avoidance of doubt, the Parent ESPP.

(rr)   "Parent OTM Option" means Parent Options with an exercise price greater than the Parent Closing Price, in each case, as adjusted to take into account the Pre-Closing Cash Dividend in accordance with the Parent Equity Plans, as applicable.

(ss)   "Parent Owned IP" means all Intellectual Property owned by Parent in whole or in part.

(tt)   "Parent Plan" means each Employee Plan that is sponsored, maintained, or contributed (or required to be contributed) to by Parent or any of its Subsidiaries for the benefit of current or former employees, officers, directors or other service providers of Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries has any liability, contingent or otherwise, other than any plan, program, arrangement, agreement or policy mandated by applicable Laws.

(uu)   "Parent Preferred Stock" means the shares of Parent's capital stock designated as preferred stock, par value $0.0001 per share of Parent, including the Parent Convertible Preferred Stock.

(vv)   "Parent Restricted Stock Unit Awards" means each award of restricted stock unit awards with respect to shares of Parent Common Stock issued pursuant to a Parent Equity Plan or otherwise.

(ww)   "Parent Triggering Event" shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation (as defined below), (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal, (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 6.4), (d) a tender offer or exchange offer for outstanding shares of Parent Common Stock is commenced, and the Parent Board (or any committee thereof) recommends that the stockholders of Parent tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender offer or exchange offer, the Parent Board fails to recommend against acceptance of such offer, or (e) Parent shall have failed to issue a press release confirming the Parent Board Recommendation within ten (10) Business Days following the Company's written request to Parent to issue such press release in response to any other publicly announced Acquisition Proposal with respect to Parent.

(xx)   "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(yy)   "Representative" means a party's directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

(zz)   "SEC" means the Securities and Exchange Commission.

(aaa)   "Subsequent Transaction" means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

(bbb)   "Subsidiary" means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(ccc)   "Superior Offer" means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to the Parent's stockholders or the Company's stockholders, as applicable, than the terms of the Contemplated Transactions.

(ddd)   "Tax Return" means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(eee)   "Taxes" means all U.S. federal, state and local and non-U.S. net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, imputed underpayment, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, occupation, workers' compensation, premium, real property, personal property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies in the nature of a tax (whether imposed, assessed, determined, administered, enforced or collected directly or through withholding and including any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto (or attributable to the nonpayment thereof).

(fff)   "Transaction Expenses" means the aggregate amount (without duplication) of all costs, fees, Taxes and expenses incurred by Parent and Merger Subs, or for which Parent or Merger Subs are or may become liable in connection with the Contemplated Transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions, including (i) the maximum amount of fees and expenses payable to financial advisors, investment bankers, legal counsel, accountants, brokers, consultants, Tax advisors, transfer agents, proxy solicitor and other advisors of Parent, including the employer portion of any payroll or similar Taxes incurred or to be incurred by Parent or Merger Subs with respect to the payment of any item listed in this definition of Transaction Expenses; (ii) 50% of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (iii) 50% of the fees and expenses incurred in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (iv) 50% of the filing fees of Parent in connection with the HSR Act; (v) 50% of the fees and expenses incurred in connection with the Exchange Agent; and (vi) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with "single-trigger" provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant in connection with the consummation of the Contemplated Transactions, together with any payroll Taxes associated therewith; provided, however, that Transaction Expenses shall specifically exclude (A) any fees and expenses incurred by the Company in connection with the Concurrent Investment, (B) the value or anticipated value of any settlement or judgment that is entered into or awarded post-Closing relating to stockholder litigation or threatened litigation arising out of or in connection with the Contemplated Transactions, (C) 50% of any Nasdaq Fees, and (D) 50% of the filing fees of Parent in connection with the HSR Act.

Section 1.2 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term "or" is not exclusive. The word "will" shall be construed to have the same meaning and effect as the word "shall." References to days mean calendar days unless otherwise specified.

Section 1.3 Currency. All references to "dollars" or "$" or "US$" in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

**ARTICLE II**
**THE MERGER**

Section 2.1 Formation of Merger Subs. Parent has caused each of First Merger Sub and Second Merger Sub to be organized under the laws of the State of Delaware.

Section 2.2 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the First Effective Time, First Merger Sub shall be merged with and into the Company. Following the First Merger, the separate corporate existence of First Merger Sub shall cease, and the Company shall continue as the surviving company of the Merger (the "First Step Surviving Company") and a wholly-owned subsidiary of Parent. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, at the Second Effective Time, the First Step Surviving Corporation will merge with and into Second Merger Sub, and the separate existence of the First Step Surviving Corporation shall cease. As a result of the Second Merger, Second Merger Sub will continue as the surviving entity in the Second Merger (the "Surviving Entity").

Section 2.3 Closing. Unless this Agreement is earlier terminated pursuant to the provisions of Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the Merger (the "Closing") shall take place remotely by the electronic exchange of documents, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VIII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), unless another time, date and place is mutually agreed upon by Parent and the Company in writing. The date on which the Closing actually takes place is referred to as the "Closing Date."

Section 2.4 Certificate of Designation; First Effective Time; Second Effective Time. Prior to the Closing, Parent shall file the Certificate of Designation with the office of the Secretary of State of the State of Delaware. Upon the terms and subject to the provisions of this Agreement, at the Closing, the parties (i) shall cause the First Merger to be consummated by executing and filing a certificate of merger with respect to the First Merger in the form attached hereto as Exhibit E-1 hereto (the "First Certificate of Merger") and (ii) shall cause the Second Merger to be consummated by executing and filing a certificate of merger with respect to the Second Merger in the form attached hereto as Exhibit E-2 hereto (the "Second Certificate of

Merger" and together with the First Certificate of Merger, the "Certificate of Merger" ), in each case, with the Secretary of State of the State of Delaware (the "Delaware Secretary of State" ), in such form as is required by, and executed in accordance with the relevant provisions of the DGCL and the DLLCA, as the case may be. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the First Merger becomes effective being the "First Effective Time" ). The Second Merger shall become effective at the time of the filing of such Second Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Second Certificate of Merger with the consent of Parent and the Company (the time as of which the Second Merger becomes effective being the "Second Effective Time" ).

Section 2.5    Effects of the Merger.    At and after the First Effective Time, the First Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. At and after the Second Effective Time, the Second Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, (i) at the First Effective Time, all the property, rights, privileges, powers and franchises of the Company and First Merger Sub shall vest in the First Step Surviving Company, and all debts, liabilities and duties of the Company and First Merger Sub shall become the debts, liabilities and duties of the First Step Surviving Company, and (ii) at the Second Effective Time, all the property, rights, privileges, powers and franchises of the First Step Surviving Company shall vest in the Surviving Entity, and all debts, liabilities and duties of the First Step Surviving Company shall become the debts, liabilities and duties of the Surviving Entity.

Section 2.6    Parent Governance.

(a)    Parent Certificate of Incorporation.    As of the Second Effective Time, the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the First Effective Time, until thereafter amended in accordance with its terms and as provided by applicable Law; provided, however, that, at the Second Effective Time or at such other time as Parent and the Company shall agree in writing, Parent shall file an amendment to the certificate of incorporation to (i) effect the Nasdaq Reverse Stock Split (the "Reverse Stock Split Proposal"), (ii) change the name of Parent to "Jade Biosciences, Inc." (iii) increase the number of shares of Parent Capital Stock that Parent is authorized to issue to a number mutually agreed between Parent and the Company, such amount to be sufficient to allow for consummation of the Contemplated Transactions, (iv) redomicile Parent from Delaware to such jurisdiction as may be determined by the Company (being either the Cayman Islands or Bermuda) and (v) make such other changes as mutually agreeable to Parent and the Company (such amendment, the "Parent Charter Amendment").

(b)    Parent Bylaws.    As of the Second Effective Time, the bylaws of Parent shall be identical to the bylaws of Parent immediately prior to the First Effective Time, until thereafter amended in accordance with their terms and as provided by applicable Law; provided, however, that, at the Second Effective Time or at such other time as Parent and the Company shall agree in writing, Parent shall file an amendment to the bylaws as necessary to redomicile Parent from Delaware to such jurisdiction as may be determined by the Company (being either the Cayman Islands or Bermuda).

(c)    Board of Directors.    The parties shall take all action necessary (including, to the extent necessary, procuring the resignation of any directors on the Parent Board immediately prior to the First Effective Time) so that, as of the First Effective Time, the Board of Directors shall upon the First Effective Time initially consist of the Persons set forth in Section 2.6(c) of the Company Disclosure Letter.

(d)    Parent Officers.    The parties shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any officers of Parent immediately prior to the Second Effective Time) so that, as of the First Effective Time and the First Effective Time, the Parent officers shall initially consist of the Persons set forth in Section 2.6(d) of the Company Disclosure Letter.

Section 2.7    First Step Surviving Company and Surviving Entity Governance.

(a)    At the First Effective Time:

(i)    The Certificate of Incorporation of the First Step Surviving Company shall, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Exhibit A to the Certificate of Merger, and, as so amended and restated, shall be the Certificate of Incorporation of the First Step Surviving Company until thereafter amended in accordance with applicable Law;

(ii)    The bylaws of the First Step Surviving Company shall be amended and restated to read in their entirety as the bylaws of First Merger Sub as in effect immediately prior to the First Effective Time (except that references to the name of First Merger Sub shall be replaced with references to the name of the First Step Surviving Company), and, as so amended and restated, shall be the bylaws of the First Step Surviving Company until thereafter amended in accordance with applicable Law;

(iii)    The directors of the First Step Surviving Company shall be such persons as are designated by the Company prior to the First Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the First Step Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified; and

(iv)    The officers of the First Step Surviving Company shall be such persons as are designated by the Company prior to the First Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the First Step Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(b)    At the Second Effective Time:

(i)    The certificate of formation of the Surviving Entity shall be the certificate of formation of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by the DLLCA and such certificate of formation; provided, however, that at the Second Effective Time (as part of the Second Certificate of Merger), the certificate of formation shall be amended to (A) change the name of the Surviving Entity to "Jade Biosciences Operating Company, LLC," and (B) make such other changes as are mutually agreed to by Parent and the Company; and

(ii)    The limited liability company agreement of the Surviving Entity shall be amended and restated in its entirety to read identically to the limited liability company agreement of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by the DLLCA and such limited liability company agreement; provided, however, that following the Second Effective Time (as soon thereafter as practicable), the limited liability company agreement shall be amended to change the name of the Surviving Entity to "Jade Biosciences Operating Company, LLC".

## ARTICLE III
## EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT COMPANIES; EXCHANGE OF CERTIFICATES

Section 3.1    Conversion of Capital Stock.

(a)    At the First Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subs, the Company or the holders of any shares of capital stock of the Parent, Merger Subs or the Company:

(i)    Subject to Section 3.3(g), (i) each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than any Excluded Shares, Dissenting Shares, but including any Company Restricted Shares which shall be subject to Section 3.1(b) below) shall be converted into and become exchangeable for the right to receive, a number of shares of Parent Common Stock equal to the Exchange Ratio and (ii) each share of Company Preferred Stock outstanding immediately prior to the First Effective Time (other than any Excluded Shares, Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Convertible Preferred Stock equal to (x) the Exchange Ratio divided by (y) 1,000 (collectively, the "Merger Consideration" ). As of the First Effective Time, all such shares of Company Capital Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration. For purposes of this Agreement, the "Exchange Ratio" shall mean the ratio (rounded to four decimal places) equal to (a) the Company Value Per Share divided by (b) the Parent Value Per Share, in which:

(A)    Company Equity Value" means $175,000,000.

(B)    "Company Outstanding Shares" means the total number of shares of Company Capital Stock outstanding immediately prior to the First Effective Time (including any shares of Company Common Stock that are issued in, or issuable upon the exercise or conversion of securities issued in, the Concurrent Investment), expressed on a fully diluted and as-converted-to-Company Common Stock basis assuming, without limitation or duplication the exercise of all Company Options, Company Warrants or other rights or commitments to receive shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company Common Stock or Company Preferred Stock, including the Company Notes), whether conditional or unconditional, that are outstanding as of immediately prior to the First Effective Time; provided, that for the avoidance of doubt, Company Outstanding Shares shall (1) exclude, to avoid the double-counting of, any shares of Company Capital Stock underlying Company Notes that are to be contributed as consideration in the Concurrent Investment, and (2) exclude any shares of Company Capital Stock underlying any Company Options, Company Warrants and any other equity awards issued under the Company Equity Plan (including any shares of Company Common Stock issuable upon the exercise of such Company Options, Company Warrants or other equity awards) issued to directors, employees, consultants or other service providers following the date hereof but prior to the Closing (collectively, the "Service Provider Grants").

(C)    "Company Valuation" means the Company Equity Value, plus an amount equal to the total proceeds contemplated by the Concurrent Investment received (including in the total proceeds any Company Notes contributed in the Concurrent Investment, and any interest, premium and other amounts thereon) by the Company prior to the First Effective Time.

(D)    "Company Value Per Share" equals the Company Valuation divided by the number of Company Outstanding Shares (rounded to four decimal places).

(E)    "Parent Outstanding Shares" means the total number of shares of Parent Capital Stock outstanding immediately prior to the First Effective Time (after giving effect, to the extent completed prior to the First Effective Time, to the Nasdaq Reverse Stock Split), assuming (i) the exercise, conversion or exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of Parent Capital Stock which exist immediately prior to the First Effective Time (excluding any Parent Convertible Preferred Stock issuable following the Closing in accordance herewith), (ii) the settlement in shares of Parent Common Stock of Parent Options outstanding as of immediately prior to the First Effective Time on a net settlement basis as provided in Section 6.6 and (iii) the settlement in shares of Parent Common Stock of Parent Restricted Stock Units outstanding as of immediately prior to the First Effective Time on a net settlement basis as provided in Section 6.7. Notwithstanding the foregoing, Parent OTM Options, shall not be included in the total number of shares of Parent Capital Stock for purposes of determining the Parent Outstanding Shares to the extent cancelled at or prior to Closing under Section 6.6.

(F)    "Parent Valuation" means (i) $8,000,000, minus (ii) the amount by which Net Cash is less than $0 (if any).

(G)    "Parent Value Per Share" equals the Parent Valuation divided by the number of Parent Outstanding Shares (rounded to four decimal places).

For the avoidance of doubt and for illustrative purposes only, sample "Exchange Ratio" and "Parent Valuation" calculations are set forth on Section 3.1(a)(i)(F) of the Parent Disclosure Letter.

(ii)    At the First Effective Time, each share of Parent Capital Stock issued and outstanding immediately prior to the First Effective Time shall remain outstanding.

(iii)    Each share of Company Capital Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Subs immediately prior to the First Effective Time (collectively, "Excluded Shares") shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv)    Each share of common stock, par value $0.001 per share, of First Merger Sub issued and outstanding immediately prior to the First Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the First Step Surviving Company. Each book entry share of First Merger Sub evidencing ownership of any such shares shall, as of the First Effective Time, evidence ownership of such shares of common stock of the First Step Surviving Company.

(b)    If any shares of Company Capital Stock outstanding immediately prior to the First Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company (such shares, collectively, the "Company Restricted Shares", shall automatically and without any action on the part of the holder thereof, become converted into a number of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of Company Restricted Shares and (y) the Exchange Ratio in accordance with Section 3.1(a)(i); provided that such converted shares of Parent Common Stock issued in exchange for such shares of Company Restricted Shares will, to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the First Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement. For clarity, the provisions of this Section 3.1(b) shall not result in a duplication of the issuance of the Merger Consideration in Section 3.1(a)(i), and each share of Company Restricted Shares shall only be entitled to receive a number of shares of Parent Common Stock equal to the Exchange Ratio. For the avoidance of doubt, stockholders and equityholders of the Company, in their capacity as such, shall not receive any Cash Dividend pursuant to Section 7.14.

(c)    If, between the date of this Agreement and the First Effective Time, the outstanding Company Capital Stock or Parent Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, Company Warrants and Parent Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Capital Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(d)    At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the First Step Surviving Corporation, Second Merger Sub or their respective stockholders, each share of the First Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

Section 3.2    Company Options; Company Warrants.

(a)    At the First Effective Time, Parent shall assume each Company Equity Plan and each Company Option outstanding immediately prior to the First Effective Time (including any Service Provider Grants) shall automatically without any further action on the part of Parent, Merger Subs, Company or any holder of a Company Option, be converted, at the First Effective Time, into an option (an "Assumed Option") to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Company Equity Plan and option agreement applicable to such Company Option immediately prior to the First Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the First Effective Time, the Parent Board or compensation committee). The number of shares of Parent Common Stock subject to each such Assumed Option shall be determined by multiplying the number of shares of Company Common Stock subject to such Company Option immediately prior to the First Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the First Effective Time by the Exchange Ratio, rounding up to the nearest whole cent; provided, that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the First Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that for any other Assumed Option, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall, in all events, be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. As of the First Effective Time, Parent will assume each Company Equity Plan, with the number of shares available for issuance thereunder being determined by multiplying the number of shares of Company Common Stock available for issuance thereunder prior to the First Effective Time by the Exchange Ratio. For the avoidance of doubt, stockholders and equityholders of the Company, in their capacities as such, shall not receive any Pre-Closing Cash Dividend pursuant to Section 7.14.

(b)    At the First Effective Time, each Company Warrant (including any pre-funded Company Warrant issued pursuant to the Concurrent Investment), whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, at the First Effective Time, cease to represent a right to acquire shares of Company Capital Stock and shall be converted, at the First Effective Time, into a warrant to purchase shares of Parent Common Stock (an "Assumed Warrant"), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Assumed Warrant as of immediately prior to the First Effective Time. The number of shares of Parent Common Stock subject to each such Assumed Warrant shall be equal to (i) the number of shares of the Company Common Stock subject to each Assumed Warrant immediately prior to the First Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Assumed Warrant shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to such Assumed Warrant immediately prior to the First Effective Time divided by (B) the Exchange Ratio.

Section 3.3    Exchange and Payment.

(a)    Parent shall issue and deposit (or cause to be deposited) with a bank or trust company designated by Parent (the "Exchange Agent"), in trust for the benefit of holders of shares of Company Capital Stock immediately prior to the First Effective Time (other than holders to the extent they hold Excluded Shares or Dissenting Shares), book-entry shares (or certificates if requested) representing the shares of Parent Capital Stock issuable pursuant to Section 3.1(a)(i). In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the First Effective Time any dividends or other distributions payable pursuant to Section 3.3(e) (which for clarity shall not include the Pre-Closing Cash Dividend). All certificates representing shares of Parent Capital Stock, and any dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the "Exchange Fund."

(b)    As soon as reasonably practicable after the First Effective Time and in any event not later than the tenth (10th) Business Day prior to the anticipated Closing Date, the parties shall cause the Exchange Agent to mail to each holder of record of a certificate that immediately prior to the First Effective Time represented outstanding shares of Company Capital Stock (collectively, the "Certificates") and to each holder of record of uncertificated shares of Company Capital Stock represented by book entry ("Book-Entry Shares") that were converted into the right to receive the Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.3(e), but not the Pre-Closing Cash Dividend), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to any Certificates held by such Person shall pass, only upon proper delivery of such Certificates, if any, and identification of the Book-Entry Shares, if any, to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of any such Certificates and identifying such Book-Entry Shares in exchange for the Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.3(e), but not the Pre-Closing Cash Dividend). Upon surrender of a Certificate and identification of the Book-Entry Shares, as applicable, to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange for the shares of Company Capital Stock formerly represented by such Certificate or Book-Entry Share (other than Excluded Shares or Dissenting Shares) (A) that number of whole shares of Parent Capital Stock (after taking into account all shares of Company Capital Stock then held by such holder under all Certificates so surrendered and Book-Entry Shares so identified) to which such holder of Company Capital Stock shall have become entitled pursuant to Section 3.1(a)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested), and (B) any dividends or other distributions payable pursuant to Section 3.3(e) (but not the Pre-Closing Cash Dividend), and any Certificate so surrendered, together with any Book-Entry Shares, shall forthwith be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share shall be deemed after the First Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof (together with any dividends or other distributions payable pursuant to Section 3.3(e), but not the Pre-Closing Cash Dividend).

(c)    If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d)    Holders of Company Capital Stock, in their capacities as such, shall not be entitled to any portion of the Pre-Closing Cash Dividend, and the Certificates and Book-Entry Shares shall not represent any right to any portion of the Pre-Closing Cash Dividend.

(e)    (i) No dividends or other distributions with respect to Parent Capital Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Capital Stock that the holder thereof has the right to receive upon the surrender thereof until the holder thereof shall surrender such Certificate in accordance with this Article III. Following the surrender of a Certificate in accordance with this Article III, there shall be paid to the record holder thereof, without interest, (A) promptly after such surrender, the amount of any dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such whole shares of Parent Capital Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Capital Stock.

(ii)    Holders of Book-Entry Shares who are entitled to receive shares of Parent Capital Stock under this Article III shall be paid (A) at the time of payment of such Parent Capital Stock by the Exchange Agent under Section 3.3(b), the amount of dividends or other distributions (other than the Pre-Closing Cash Dividend) with a record date after the First Effective Time theretofore paid with respect to such whole shares of Parent Capital Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Effective Time but prior to the time of such payment by the Exchange Agent under Section 3.3(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 3.3(b) payable with respect to such whole shares of Parent Capital Stock.

(f)  The Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.3(e), but not the Pre-Closing Cash Dividend) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock formerly represented by such Certificates or Book-Entry Shares. At the First Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Capital Stock that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, Certificates are presented to the Surviving Entity or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.

(g)  No fractional shares of Parent Capital Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Notwithstanding any other provision of this Agreement, each holder of shares of Company Capital Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Capital Stock (after taking into account all Certificates delivered by such holder and the aggregate number of shares of Parent Capital Stock represented thereby) shall receive, in lieu thereof, cash (without interest and subject to applicable Tax withholding) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the last reported sale price of Parent Common Stock at 4:00 p.m. (New York City time), end of regular trading hours on Nasdaq on the last trading day prior to the Effective Time.

(h)  Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares six months after the First Effective Time shall be delivered to the Surviving Entity, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares or Dissenting Shares) shall thereafter look only to the Surviving Entity, as general creditors thereof, for payment of the Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.3(e) but not the Pre-Closing Cash Dividend) (subject to abandoned property, escheat or other similar laws), without interest.

(i)  None of Parent, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Capital Stock, dividends or other distributions with respect thereto properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two years after the First Effective Time (or immediately prior to such earlier date on which the related Merger Consideration (and all dividends or other distributions with respect to shares of Parent Capital Stock) would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration (and such dividends, distributions and cash) in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

(j)  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Entity with respect to such Certificate, then the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof (together with any dividends or other distributions payable pursuant to Section 3.3(e) but not the Pre-Closing Cash Dividend).

Section 3.4  Withholding Rights.  Parent, the Surviving Entity and the Exchange Agent (each, a "Withholding Agent") shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement such amounts as any Withholding Agent is required to deduct and withhold under applicable Law. To the extent that amounts are so deducted and withheld by a Withholding Agent and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Except in connection with a failure of the Company to comply with payments under this Agreement in respect of Company Restricted Shares for which an election under Section 83(b) of the Code has not been filed, the Withholding Agent shall use commercially reasonable efforts to (i) notify each holder of Company Capital Stock at least five (5) Business Days prior to deducting or withholding any amounts of its intent to deduct and withhold and (ii) cooperate with such holder to minimize any such deductions and withholding.

Section 3.5    Dissenters Rights.    Notwithstanding anything in this Agreement to the contrary, each share of the Company Capital Stock (other than Excluded Shares) outstanding immediately prior to the First Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of the Company Capital Stock in accordance with Section 262 of the DGCL and, as of the First Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL ("Dissenting Shares"), shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration but shall be entitled only to such rights as are granted by Section 262 of the DGCL, unless and until such holder fails to perfect or withdraws or otherwise loses such holder's right to appraisal and payment under the DGCL. If, after the First Effective Time, any such holder fails to perfect or withdraws or loses such holder's right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the First Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 3.1(a)(i), without interest. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of any shares of the Company Capital Stock issued and outstanding immediately prior to the First Effective Time, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders' rights to appraisal with respect to the Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.6    Calculation of Net Cash.

(a)    Not less than ten (10) Business Days prior to the anticipated date for the Parent Stockholder Meeting as mutually agreed in good faith by Parent and the Company (the "Anticipated Meeting Date"), Parent will deliver to the Company a certificate signed by an officer of Parent in the form reasonably acceptable to the Company setting forth a schedule (the "Parent Net Cash Schedule" , and the date of delivery of the Parent Net Cash Schedule, the "Delivery Date") setting forth, in reasonable detail, Parent's good faith, estimated calculation of Net Cash (the "Parent Net Cash Calculation") as of the close of business on the Closing Date (the "Cash Determination Time") prepared and certified by Parent's chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers and back-up materials (including all relevant invoices and similar evidence of outstanding obligations) used or useful in preparing the Parent Net Cash Schedule and, if reasonably requested by the Company, Parent's internal finance personnel, accountants and counsel at reasonable times and upon reasonable notice.

(b)    Within five (5) Business Days after the Delivery Date (the last day of such period, the "Response Date"), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a "Dispute Notice"). Any Dispute Notice shall identify in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to the Parent Net Cash Calculation.

(c)    If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation or, if prior to 11:59 p.m. (Pacific time) on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 3.6(b), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time (the "Final Parent Net Cash") for purposes of this Agreement.

(d)    If the Company delivers a Dispute Notice on or prior to 11:59 p.m. (Pacific time) on the Response Date, then Representatives of Parent and the Company shall promptly, and in no event later than one calendar day after the Response Date, communicate and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount (if so resolved) shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Parent Net Cash for purposes of this Agreement.

(e)    If Representatives of Parent and the Company are unable to resolve the disputed items pursuant to Section 3.6(d) within three calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company (provided that if the parties are unable to select an independent auditor within five (5) days, then either Parent or the Company may thereafter request that the Boston, Massachusetts Office of the American Arbitration Association ("AAA") make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the "Accounting Firm"). Parent shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Parent Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five calendar days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Final Parent Net Cash for purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 3.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed amount by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount and such portion of the costs and expenses of the Accounting Firm borne by the Company and any other fees, costs or expenses incurred by the Company following the Anticipated Meeting Date in connection with the procedures set forth in this Section 3.6(e) shall be deducted from the final determination of the amount of Net Cash, to the extent of available amounts. If this Section 3.6(e) applies as to the determination of the Final Parent Net Cash described in Section 3.6(a), upon resolution of the matter in accordance with this Section 3.6(e), the parties shall not be required to determine the Net Cash again even though the Closing Date may occur later than the Anticipated Meeting Date. Notwithstanding anything else in this Agreement, Parent shall redetermine the Final Parent Net Cash if the Closing Date is more than ten calendar days after the Anticipated Meeting Date.

## ARTICLE IV
## REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent (the "Company Disclosure Letter") (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company represents and warrants to Parent and Merger Subs as follows:

Section 4.1    Organization, Standing and Power.

(a)    The Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, "Material Adverse Effect" means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of the Company to consummate the Merger or any of the other Contemplated Transactions; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement or pendency of this Agreement, or (5) any specific action taken (or omitted to be taken) by the Company at or with the express written consent of Parent; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the Company and its Subsidiaries as compared to other participants in the industries in which the Company and its Subsidiaries operate.

(b)    The Company has previously made available to Parent true and complete copies of the Company's Certificate of Incorporation (the "Company Charter") and bylaws (the "Company Bylaws") and the Certificate of Incorporation and bylaws of each other Subsidiary of the Company, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. None of the Company or any of its Subsidiaries is in violation of any provision of its Certificate of Incorporation or bylaws.

Section 4.2    Capital Stock.

(a)    The authorized capital stock of the Company consists of 60,000,000 shares of Company Capital Stock. As of the date hereof, (i) 5,819,672 shares of Company Common Stock (excluding treasury shares) were issued and outstanding (of which 819,672 shares are the Company Restricted Shares), (ii) zero shares of Company Common Stock were held by the Company in its treasury, (iii) 20,000,000 shares of Company Preferred Stock were issued and outstanding, (iv) 3,637,978 Company Options were issued and outstanding and (v) zero shares of Company Common Stock subject to the exercise of Company Warrants. All outstanding shares of capital stock of the Company and any of its Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter. Except as set forth above in this Section 4.2(a), neither the Company nor any of its Subsidiaries has any outstanding (A) shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or any of its Subsidiaries or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, "phantom" stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(b)    Section 4.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the date hereof, of outstanding Company Restricted Shares, Company Options and other similar rights to purchase or receive shares of Company Common Stock or similar rights granted under the Company Equity Plan or otherwise (collectively, "Company Stock Awards"), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Award, the name of the agreement under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof, whether the Company Stock Award is a non-statutory stock option or qualifies as an "incentive stock option" as defined in Section 422 of the Code, whether an 83(b) election was timely filed, and whether (and to what extent) the vesting of such Company Stock Award will be accelerated or otherwise adjusted in any way or any other terms will be triggered or otherwise adjusted in a way by the consummation of the Merger and the other Contemplated Transactions or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Merger. The Company has made available to Parent true and complete copies of all forms of award agreements evidencing outstanding Company Stock Awards. Neither the Company nor any of its Subsidiaries is under any obligation to issue shares of Company Common Stock or any capital stock of any of its Subsidiaries pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the ones issued under the Company Equity Plan.

Section 4.3    Subsidiaries.    Section 4.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Each of the Company's Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operations of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned directly by the Company, free and clear of all Liens. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 4.4    Authority.

(a)    The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other Contemplated Transactions, subject, in the case of the consummation of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Subs, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally or by general principles of equity).

(b)    The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Company Support Agreements, the Merger, the Concurrent Investment and the other Contemplated Transactions are fair to, advisable and in the best interests of the Company's stockholders, (ii) approving and declaring advisable this Agreement and the Contemplated Transactions, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, and

(iv) resolving to recommend that the Company's stockholders vote in favor of the adoption of this Agreement and the Contemplated Transactions, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock or other securities required in connection with the consummation of the Merger. Other than the Company Stockholder Approval (and except with respect to the Concurrent Investment), no vote of the holders of any class or series of the Company's capital stock or other securities is required in connection with the consummation of any of the Contemplated Transactions to be consummated by the Company.

Section 4.5    No Conflict; Consents and Approvals.

(a) Except as set forth in Section 4.5(a) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other Contemplated Transactions and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, option, right of first refusal, encumbrance or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, "Liens") in or upon any of the properties, assets or rights of the Company under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, (ii) any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a "Contract") to which the Company is a party or by which the Company or any of its properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement ("Law") applicable to the Company or by which the Company or any of its properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a "Governmental Entity") is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other Contemplated Transactions or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the Contemplated Transactions, (iii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act and any other applicable state or federal securities, takeover and "blue sky" laws, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.6    Financial Statements.

(a) True and complete copies of the audited balance sheet of the Company as at September 30, 2024 and June 18, 2024, and the related audited statements of operations and comprehensive loss, convertible preferred stock and stockholders' deficit and cash flows, together with all related notes and schedules thereto (collectively referred to as the "Company Financial Statements"). The Company Financial Statements

(i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company; (ii) have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (iii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of any unaudited financial statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(b)     Except as and to the extent adequately accrued or reserved against in the audited consolidated balance sheet of the Company as at December 31, 2023 (such balance sheet, together with all related notes and schedules thereto, the "Company Balance Sheet"), the Company does not have any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a balance sheet of the Company or disclosed in the notes thereto, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet, that are not, individually or in the aggregate, material to the Company.

(c)     The books of account and financial records of the Company and its Subsidiaries are true and correct and have been prepared and are maintained in accordance with sound accounting practice.

(d)     The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company's assets, (iii) access to the Company's assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for the Company's assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(e)     Since January 1, 2023, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company's management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.7    No Undisclosed Liabilities.    Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically and adequately accrued or reserved against in the Company Balance Sheet and (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice (none of which is a liability for a breach or default under any contract, breach of warranty, tort, infringement, misappropriation or violation of law) since the date of the Company Balance Sheet that are not individually or in the aggregate material to the Company.

Section 4.8    Absence of Certain Changes or Events.    Except as set forth in Section 4.8 of the Company Disclosure Letter, since the date of the Company Balance Sheet: (i) except in connection with the execution of this Agreement and the consummation of the Contemplated Transactions, the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; and (iii) neither the Company nor any of its Subsidiaries has:

(a)     (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b)   amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents);

(c)   adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization; or

(d)   changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets.

Section 4.9   Litigation.   There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an "Action") (or basis therefor) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, its properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual's capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $100,000 and (b) does not seek injunctive or other non-monetary relief. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Contemplated Transactions.

Section 4.10   Compliance with Laws.   The Company and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. Neither the Company nor any of its Subsidiaries has received, since January 1, 2021, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties, assets or Company Products (as defined below). The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, applications, approvals, clearances, authorizations, registrations, formulary listings, consents, operating certificates, franchises, orders and approvals (collectively, "Permits") of all Governmental Entities necessary or advisable for them to own, lease or operate its properties and assets and to carry on its businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Contemplated Transactions.

Section 4.11   Health Care Regulatory Matters.   Except as set forth in Section 4.11 of the Company Disclosure Letter:

(a)   The Company, and to the knowledge of the Company, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and for the past six (6) years have been, in material compliance with all health care laws to the extent applicable to the Company or any of its products or activities, including, but not limited to the following: the Federal Food, Drug & Cosmetic Act ("FDCA"); the Public Health Service Act (42 U.S.C. § 201 et seq.), including the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a); the Federal Trade Commission Act (15 U.S.C. § 41 et seq.); the Controlled Substances Act (21 U.S.C. § 801 et seq.); the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil monetary penalties law (42 U.S.C. § 1320a-7a); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Stark law (42 U.S.C. § 1395nn); the Criminal Health Care Fraud Statute (18 U.S.C. § 1347); the exclusion laws (42 U.S.C. § 1320a-7); Medicare (Title XVIII of the Social Security Act); Medicaid (Title XIX of the Social Security Act); any regulations promulgated pursuant to such laws; and any other state, federal or ex-U.S. laws or regulations governing the manufacturing, development, testing, labeling, advertising, marketing or distribution of drug, biologic and medical device products, kickbacks, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care, clinical laboratory or diagnostic products or services, to the extent applicable to the Company ("Health Care Laws"). To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b)    Neither the Company nor any of its Subsidiaries is a party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(c)    All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration ("FDA") or other Governmental Entity relating to products that are regulated as drugs, medical devices, or other healthcare products under Health Care Laws, including drugs or medical devices, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed, imported, exported and/or distributed by the Company or any of its Subsidiaries ("Company Products"), including, without limitation, investigational new drug applications and investigational device exemptions, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. The Company does not have knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws or of any application for marketing approval currently pending before the FA or such other Governmental Entity.

(d)    All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company have been, and if still pending are being, conducted in compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314, 320 and 812. No clinical trial conducted by or on behalf of the Company has been conducted using any clinical investigators who have been disqualified. No clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion, and no clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a Company clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e)    All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA's current good manufacturing practice (cGMP) regulations for drug products at 21 C.F.R. Parts 210 and 211, the Quality System (QS) regulations at 21 C.F.R. Part 820 and all comparable foreign regulatory requirements of any Governmental Entity.

(f)    The Company has not received any written communication that relates to an alleged violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 4.11(f) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g)    There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Company Products required or requested by a Governmental Entity, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products, or any adverse experiences relating to the Company Products that have been reported to FDA or other Governmental Entity ("Safety Notices"). All Safety Notices listed in Section 4.11(g) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h)   Except as set forth in Section 4.11(h) of the Company Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge the Company, there are no facts or circumstances that would be reasonably likely to result in a Safety Notice with respect to the Company Products or a termination or suspension of developing and testing of any of the Company Products.

(i)   Neither the Company, nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the "FDA Ethics Policy"). None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j)   All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by the Company have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(k)   Neither the Company nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Company Products are sold or intended to be sold. Neither the Company nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 4.12   Benefit Plans.

(a)   Section 4.12(a) of the Company Disclosure Letter contains a true, correct and complete list of each material Company Plan.

(b)   The Company has provided or made available to Parent a current, accurate and complete copy of each material Company Plan, or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) all documents embodying or governing such Company Plan and any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the "IRS"), (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of the Company or its Subsidiaries concerning the extent of the benefits provided under a Company Plan, (iv) all non-routine correspondence to and from any governmental agency, and (v) for the three most recent years and as applicable (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) nondiscrimination testing results and (D) actuarial valuation reports.

(c)   Neither the Company, its Subsidiaries or any member of their "Controlled Group" (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Sections 414(b), (c), (m) or (o) of the Code) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a Multiemployer Plan, (ii) an "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, (iii) any "multiple employer plan" as defined in Section 413 of the Code or Section 210 of ERISA, (iv) a "funded welfare benefit plan" within the meaning of Section 419 of the Code or (v) any "multiple employer welfare arrangement" (as such term is defined in Section 3(40) of ERISA).

(d)    With respect to the Company Plans:

(i)    each Company Plan is and has been established, operated, and administered in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii)    no Company Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program;

(iii)    each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of the Company since the date of such letter that would reasonably be expected to cause the loss of the sponsor's ability to rely upon such letter, and nothing has occurred to the knowledge of the Company that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iv)    there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the "PBGC"), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits);

(v)    none of the Company Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601, *et seq.* of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively "COBRA"), and none of the Company, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of the Company (either individually or to Company employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(vi)    all payments and/or contributions required to have been timely made with respect to all Company Plans either have been made or have been accrued in accordance with the terms of the applicable Company Plan and applicable law;

(vii)    each Company Plan is subject exclusively to United States Law; and

(viii)    the execution and delivery of this Agreement, the Company Stockholder Approval, and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of the Company or any Subsidiary to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(e)    Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Contemplated Transactions (either alone or in combination with any other events), in the payment of any "parachute payments" within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(f)    Each Company Plan that is a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) complies in both form and operation in all material respects with the requirements of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) and all applicable IRS guidance issued with respect thereto (and has so complied for the entire period during which Section 409A of the Code has applied to such Company Plan) so that no amount paid or payable pursuant to any such Company Plan is subject to any additional Tax or interest under Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law).

(g)    No Company Plan provides major medical health or long-term disability benefits that are not fully insured through an insurance contract.

Section 4.13    Labor and Employment Matters.

(a)    The Company and its Subsidiaries are and since January 1, 2021, have been in compliance in all material respects with all applicable Laws relating to labor or employment matters, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers' compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, restrictive covenants, pay equity, information privacy and security, and continuation coverage with respect to group health plans. Since January 1, 2021, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(b)    No employee of the Company or any of its Subsidiaries, or since January 1, 2021 has been, is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no, and since January 1, 2021 there has not been any: (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representations, claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c)    To the knowledge of the Company, no current officer of the Company or any of its Subsidiaries intends, or is expected, to terminate such individual's employment relationship with such entity in connection with or as a result of the Contemplated Transactions.

(d)    Since January 1, 2021, (i) neither the Company nor any of its Subsidiaries has effectuated a "plant closing" (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the "WARN Act")) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a "mass layoff" (as defined in the WARN Act) in connection with the Company or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The Company and its Subsidiaries properly classify and for the three (3) years immediately preceding the date hereof have properly classified its and their (i) employees as exempt or non-exempt in accordance with applicable overtime laws, (ii) contingent workers in accordance with applicable law and (iii) workers as employees or non-employees (e.g., consultants, independent contractors), in accordance with applicable law.

(e)    Except as set forth on Section 4.13(e) of the Company Disclosure Letter, with respect to any current or former employee, officer, consultant or other service provider of the Company, there have not been Actions against or involving the Company or any of its Subsidiaries pending, or to the knowledge of the Company, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification, contractor classification, wages, hours, and benefits, or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in the Company incurring a material liability.

(f)     Except as set forth on Section 4.13(f) of the Company Disclosure Letter or with respect to any Company Plan (which subject is addressed in Section 4.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

(g)     Since January 1, 2021, (i) no allegations of harassment or discrimination (with respect to any category protected by applicable law, including, without limitation, sexual harassment), retaliation on the basis of protected activity (including as a whistleblower) or protected class status in accordance with applicable law, or other misconduct relating to the workplace have been made, initiated, filed or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of the Company, no incidents of any such workplace-related harassment, discrimination, retaliation or other misconduct have occurred, and (iii) the Company has not entered into any settlement agreement related to allegations of such harassment, discrimination, retaliation or other workplace-related misconduct by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

(h)     No employee or other worker of the Company is subject to any service relationship that is not "at-will" or that is terminable on more than 30 days' notice.

Section 4.14     Environmental Matters.

(a)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company or any its Subsidiaries under applicable Environmental Laws; (iv) the Company and its Subsidiaries have not received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law; and (vi) neither the Company nor any of its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b)     As used herein, "Environmental Law" means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c) As used herein, "Hazardous Substance" means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

Section 4.15    Taxes.

(a) The Company and its Subsidiaries have (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by the Company as of the date of the Company Balance Sheet have been, in all respects, properly accrued in accordance with GAAP on the Company Financial Statements, and such Company Financial Statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by the Company through the date of such financial statements. Since the date of the Company Financial Statements, neither the Company nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c) Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d) No material audits or other investigations, proceedings, claims, assessments or examinations by any Governmental Entity (each, a "Tax Action") with respect to Taxes or any Tax Return of the Company or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of the Company, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against the Company or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) Subject to exceptions as would not be material, the Company and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f) Neither the Company nor any of its Subsidiaries has engaged in a "listed transaction" as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation, other than any such agreement or obligation which is a customary commercial agreement obligation entered into in the ordinary course of business with vendors, lessors, lenders or the like the primary purpose of which is unrelated to Taxes (each, an "Ordinary Course Agreement"); (ii) is or has been a member of a group (other than a group the common parent of which is the Company) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract or otherwise by operation of Law; or (iv) is or has been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries which rulings remain in effect.

(i)     Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a "closing agreement" as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, other than in respect of such amounts received in the ordinary course of business or (v) to the knowledge of the Company, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(j)     There are no liens for Taxes upon any of the assets of the Company or any of its Subsidiaries other than Liens described in clause (i) of the definition of Permitted Liens.

(k)     Neither the Company nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l)     Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)     No material claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return of a certain type or pay Taxes of a certain type that the Company is or may be subject to taxation by such jurisdiction of such type.

(n)     There are no outstanding shares of Company stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that immediately prior to the First Effective Time are subject to a substantial risk of forfeiture (as such terms are defined in Section 83 of the Code) for which a valid election under Section 83(b) of the Code has not been made.

(o)     To the knowledge of the Company, neither the Company nor any of its Subsidiaries has been, is, or immediately prior to the First Effective Time will be, treated as an "investment company" within the meaning of Section 368(a)(2)(F) of the Code.

(p)     Neither the Company nor any of its Subsidiaries has taken, or failed to take, any action nor knows of any fact or circumstance that, in each case, could reasonably be expected to prevent or impede the Merger from qualifying as a transaction qualifying for the Intended Tax Treatment.

For purposes of this Section 4.15, where the context permits, each reference to the Company shall include a reference to any person for whose Taxes the Company is liable under applicable Law.

Section 4.16    Contracts.

(a)     Section 4.16(a) of the Company Disclosure Letter sets forth each contract that, as of the date of this Agreement, that would constitute a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), with respect to the Company (assuming the Company were subject to the requirements of the Exchange Act) (all such contracts, in addition to those set forth in Section 4.16(b) of the Company Disclosure Letter, but excluding any Company Plans, "Material Contracts").

(b)     Section 4.16(b) of the Company Disclosure Letter lists the following contracts, in effect as of the date of this Agreement, which involve payment or receipt by the Company in excess of $250,000 in the aggregate, which for the purposes of this Agreement shall be considered Material Contracts:

(i)     each Contract relating to any agreement for indemnification or guaranty not entered into in the ordinary course of business;

(ii)     each Contract containing (A) any covenant prohibiting the Company or the Surviving Entity from engaging in any line of business or competing with any Person, or limiting the development, manufacture or distribution of the Surviving Entity's products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision in favor of a third party, or (D) any non-solicitation provision applicable to the Company, in the case of the foregoing clause (D), which are material to the Company, taken as a whole;

(iii)    each Contract relating to capital expenditures and requiring payments after the date of this Agreement pursuant to its express terms and not cancelable without penalty;

(iv)    each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Person;

(v)    each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Liens with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(vi)    (A) any Contract involving supply or distribution (identifying any that contain exclusivity provisions), (B) any Contract involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any Contract involving a dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other Contract currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any Contract pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Contracts entered into in the ordinary course of business;

(vii)    each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions; and

(viii)    each Contract relating to leases of real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company.

(c)    (i) Each Material Contract is valid and binding on the Company, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; and (ii) as of the date of this Agreement, the Company has not receive any written notice of any material default under any Material Contract by the Company or of any event or condition that has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto. Except as set forth in Section 4.16(c) of the Company Disclosure Letter, there are no Material Contracts that are not in written form.

Section 4.17    Insurance.    Each of the Company and its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company and its Subsidiaries operate. Section 4.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the Contemplated Transactions.

Section 4.18 <u>Properties</u>.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than (i) Liens for Taxes and assessments not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics', workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of the Company and its Subsidiaries consistent with past practice and (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted ("<u>Permitted Liens</u>"). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c) <u>Section 4.18(c)</u> of the Company Disclosure Letter sets forth a true and complete list of (i) all real property owned by the Company or any of its Subsidiaries and (ii) all real property leased for the benefit of the Company or any of its Subsidiaries.

(d) This <u>Section 4.18</u> does not relate to intellectual property, which is the subject of <u>Section 4.19</u>.

Section 4.19 <u>Intellectual Property</u>.

(a) <u>Section 4.19(a)</u> of the Company Disclosure Letter sets forth a true and complete list of all (i) patents and patent applications; (ii) trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned or licensed by the Company and its Subsidiaries (collectively, "<u>Company Registered IP</u>") and a true and complete list of all domain names owned or exclusively licensed by the Company and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (A) all of the Company Registered IP is subsisting and, solely in the case of any Company Registered IP that is registered or issued and to the knowledge of the Company, valid and enforceable, (B) no Company Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is threatened with respect to any of the Company Registered IP and (C) the Company and its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens), all Company Owned IP, including all Intellectual Property created on behalf of the Company or its Subsidiaries by employees or independent contractors.

(b) <u>Section 4.19(b)</u> of the Company Disclosure Letter accurately identifies (i) all contracts pursuant to which any Intellectual Property is licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the products and services of the Company or any of its Subsidiaries, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between the Company or any of its Subsidiaries and its employees in the Company's standard form thereof), (ii) whether such contract involves the Company Registered IP licensed to the Company or any of its Subsidiaries and (iii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or nonexclusive.

(c)     Section 4.19(c) if the Company Disclosure Letter accurately identifies each of the Company's contracts pursuant to which any Person has been granted any license or covenant not sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Registered IP (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company Registered IP nonexclusively licensed to academic collaborators, suppliers, manufacturers or service providers for the sole purpose of enabling such academic collaborator, supplier, manufacturer or service provider to provide services for the Company's benefit).

(d)     To the knowledge of the Company, the Company Registered IP constitutes all Intellectual Property necessary for the Company to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(e)     The Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of the Company and its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information.

(f)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Company or any of its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) neither the Company nor any of its Subsidiaries have received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of the Company, no Person is infringing, misappropriating, or diluting in any material respect any Company Registered IP.

(g)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by the Company or any of its Subsidiaries (the "IT Systems") and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of the Company, during the past two (2) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data and (iii) since January 1, 2021, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the IT Systems.

(h)     The Company and its Subsidiaries have at all times complied in all material respects with all: (i) applicable Laws, published privacy policies and contractual obligations relating to privacy, data protection, and the collection, retention, protection, and use of information that alone or in combination with other information can be used to identify an individual, household or device ("Personal Information") collected, used, or held for use by the Company or any of its Subsidiaries (collectively, "Privacy Laws"), (ii) since January 1, 2021, no claims have been asserted or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging a violation of any Person's privacy or Personal Information, (iii) neither this Agreement nor the consummation of the Contemplated Transactions will breach or otherwise violate any Privacy Laws and (iv) the Company and its Subsidiaries have taken commercially reasonable steps to protect the Personal Information collected, used or held for use by the Company or any of its Subsidiaries against loss and unauthorized access, use, modification or disclosure, or other misuse. The Company and its Subsidiaries have contractually obligated all vendors, processors, service providers and other Persons collecting, using or otherwise processing Personal Information by or for the Company or any of its Subsidiaries ("Data Processors") to comply with applicable Privacy Laws and to take reasonable measures to protect Personal Information from unauthorized, access, use or disclosure. To the knowledge of the Company, no Data Processors have failed to comply with Privacy Laws with respect to the Personal Information processed on behalf of the Company or its Subsidiaries.

(i)     To the knowledge of the Company, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of Company Owned IP or any Intellectual Property, exclusively licensed to the Company or any of its Subsidiaries, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of the Company, any claim or right in or to such Intellectual Property.

(j)    Except as set forth on Section 4.19(j) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, and the consummation of the Contemplated Transactions, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the rights or obligations of the Company or any of its Subsidiaries under any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property that is material to any of the businesses of the Company or any of its Subsidiaries.

Section 4.20    State Takeover Statutes.    As of the date hereof and at all times on or prior to the First Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other Contemplated Transactions and will not restrict, impair or delay the ability of Parent or Merger Subs, after the First Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. No other "moratorium," "fair price," "business combination," "control share acquisition" or similar provision of any state anti-takeover Law (collectively, "Takeover Laws") or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the First Effective Time will be, applicable to this Agreement, the Merger or any of the other Contemplated Transactions.

Section 4.21    No Rights Plan.    There is no stockholder rights plan, "poison pill" anti-takeover plan or other similar device in effect to which the Company or any of its Subsidiaries is a party or is otherwise bound.

Section 4.22    Related Party Transactions.    Except as set forth on Section 4.22 of the Company Disclosure Letter, since January 1, 2022 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Affiliates of the Company or any of its Subsidiaries, on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (assuming the Company and its Subsidiaries were subject to the requirements of the Exchange Act).

Section 4.23    Certain Payments.    For the five (5) years immediately preceding the date hereof, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.24    Trade Control Laws.    Since April 24, 2019, the Company and its Subsidiaries have been in material compliance with all applicable import, export control, and economic and trade sanctions laws, regulations, statutes, and orders, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the "Trade Laws") and have obtained, or are otherwise qualified to rely upon, all material import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any governmental authority required for (i) the import, export, and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals (the "Trade Approvals"). There are no pending or threatened claims against the Company or its Subsidiaries, nor any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

Section 4.25    Brokers.    No broker, investment banker, financial advisor or other Person, other than as set forth on Section 4.25 of the Company Disclosure Letter, the fees and expenses of which will be paid by the Company or any of its Subsidiaries, or following the First Effective Time, Parent is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company, any of its Subsidiaries or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company or any of its Subsidiaries and any Person identified on Section 4.25 of the Company Disclosure Letter.

Section 4.26    Securities Purchase Agreement.

(a)    The Company has delivered to Parent and Merger Subs, correct and complete copies of all definitive agreements related to the Concurrent Investment, including the Securities Purchase Agreement. The Securities Purchase Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, the respective obligations and commitments contained in the Securities Purchase Agreement have not been withdrawn or rescinded in any respect.

(b)    As of the date hereof, the Securities Purchase Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of the Company, and, to the knowledge of the Company, each of the Concurrent Investment Investors. There are no conditions precedent or other contingencies related to the funding of the full amount of the Concurrent Investment, other than as expressly set forth in the Securities Purchase Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of the Company or, to the knowledge of the Company, any Concurrent Investment Investor under the Securities Purchase Agreement.

Section 4.27    No Other Representations and Warranties.    Except for the representations and warranties contained in Article V, the Company acknowledges and agrees that none of Parent, Merger Subs or any other Person on behalf of Parent or Merger Subs makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Subs makes any representation or warranty with respect to any projections or forecasts delivered or made available to the Company or any of its Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent (including any such projections or forecasts made available to the Company and Representatives in certain "data rooms" or management presentations in expectation of the Contemplated Transactions), and the Company has not relied on any such information or any representation or warranty not set forth in Article V.

## ARTICLE V
## REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except (a) as disclosed in the Parent SEC Documents at least three Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions "Risk Factors," "Forward-Looking Statements," "Quantitative and Qualitative Disclosures About Market Risk," and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company (the "Parent Disclosure Letter") (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), each of Parent and Merger Subs represent and warrant to the Company as follows:

Section 5.1    Organization, Standing and Power.

(a)    Each of Parent and Merger Subs is a corporation duly organized or other entity duly formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each of Parent and Merger Subs (x) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (y) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (y), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, "Parent Material Adverse Effect" means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of Parent and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of Parent or Merger Subs to consummate the Merger or any of the other Contemplated Transactions; provided, however, that in the case of clause (A) only, Parent Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement or pendency of this Agreement, or (5) any specific action taken (or omitted to be taken) by Parent at or with the express written consent of the Company; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to Parent and its Subsidiaries, as compared to other participants in the industries in which Parent and its Subsidiaries operate.

(b)     Parent has previously made available to the Company true and complete copies of the Certificate of Incorporation and bylaws of each of Parent, each of its Subsidiaries, and Merger Subs, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. None of Parent, its Subsidiaries, or Merger Subs is in violation of any provision of their respective Certificate of Incorporation or bylaws or equivalent governing documents.

Section 5.2     Capital Stock.

(a)     The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the close of business on October 29, 2024 (the "Measurement Date"), (i) 28,867,711 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, all of which were validly issued, fully paid and nonassessable (which term means that no further sums are required to be paid by the holders thereof in connection with the issue of such shares) and were free of preemptive rights, (ii) no shares of Parent Common Stock were held in treasury, (iii) an aggregate of 3,266,711 shares of Parent Common Stock were subject to the exercise of outstanding Parent Options, (iv) no shares of Parent Common Stock were subject to outstanding Parent Restricted Stock Unit Awards, and (v) no shares of Parent Preferred Stock were issued and outstanding or held in treasury. Except as set forth above in this Section 5.2(a), Parent does not have any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or any of its Subsidiaries on any matter. Except as set forth above in this Section 5.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise of any options as described above, as of the Measurement Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or any of its Subsidiaries or other voting securities or equity interests of Parent or any of its Subsidiaries, (C) stock appreciation rights, "phantom" stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or of which Parent has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries.

(b)  The authorized capital stock of First Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding, all of which shares are beneficially owned by Parent.

(c)  The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

Section 5.3  Subsidiaries. Section 5.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Each of Parent's Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operations of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned directly by Parent, free and clear of all Liens. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. Each Merger Sub was formed solely for the purpose of engaging in the Merger and the other Contemplated Transactions and has engaged in no business other than in connection with the Contemplated Transactions.

Section 5.4  Authority.

(a)  Each of Parent and Merger Subs has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other Contemplated Transactions, including the issuance of the shares of Parent Common Stock to the holders of Company capital stock as Merger Consideration (the "Parent Common Stock Issuance"). The execution, delivery and performance of this Agreement by Parent and Merger Subs and the consummation by Parent and Merger Subs of the Merger and the other Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Subs and no other corporate proceedings on the part of Parent or Merger Subs are necessary to approve this Agreement or to consummate the Merger and the other Contemplated Transactions, subject to (i) obtaining the approval of the Nasdaq Issuance Proposal and the Reverse Stock Split Proposal by the holders of a majority of the votes cast for such proposals (collectively, the "Parent Stockholder Approval") and (ii) the approval of this Agreement by Parent as the sole stockholder of Merger Subs. This Agreement has been duly executed and delivered by Parent and Merger Subs and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Subs, enforceable against each of Parent and Merger Subs in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors' rights generally or by general principles of equity).

(b)  The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approving and declaring advisable this Agreement and the Contemplated Transactions, including the Merger, the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the Concurrent Investment, the Pre-Closing Cash Dividend and the Parent

Support Agreements, (iii) determining to submit the Parent Board Recommendation to the stockholders of Parent, and (iv) determining to approve and recommend the Parent Stockholder Proposal to the stockholders of Parent as promptly as practicable after the form of the Reverse Stock Split Proposal is mutually agreed to by Parent and the Company. The board of directors of Merger Subs (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Subs and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Subs vote to adopt this Agreement and thereby the Contemplated Transactions.

(c)     The Parent Stockholder Approval is the only vote of the holders of any class or series of the Parent Common Stock or other securities required in connection with the consummation of the Merger and the other Contemplated Transactions, including the Parent Common Stock Issuance. Other than the Parent Stockholder Approval, no vote of the holders of any class or series of the Parent Common Stock or other securities is required in connection with the consummation of any of the Contemplated Transactions to be consummated by Parent.

Section 5.5     No Conflict; Consents and Approvals.

(a)     Except as set forth in Section 5.5(a) of the Parent Disclosure Letter, the execution, delivery and performance of this Agreement by each of Parent and Merger Subs does not, and the consummation of the Merger and the other Contemplated Transactions and compliance by each of Parent and Merger Subs with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or Merger Subs under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Certificate of Incorporation or bylaws of Parent or Merger Subs, (ii) any Parent Material Contract to which Parent or Merger Subs is a party by which Parent, Merger Subs or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 5.5(b), any material Law or any rule or regulation of Nasdaq applicable to Parent or Merger Subs or by which Parent, Merger Subs or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)     No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or Merger Subs in connection with the execution, delivery and performance of this Agreement by Parent or Merger Subs or the consummation by Parent or Merger Subs of the Merger and the other Contemplated Transactions or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the Contemplated Transactions, (iii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and "blue sky" laws, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (v) any filings required under the rules and regulations of Nasdaq and (vi) such consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6     SEC Reports; Financial Statements.

(a)     Parent has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2024 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the "Parent SEC Documents"). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)     The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2024, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)     Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent required to be disclosed in Parent's periodic and current reports under the Exchange Act, is made known to Parent's principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent's disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d)     Parent has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent's financial reporting and the preparation of Parent's financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent's internal control over financial reporting prior to the date hereof, to Parent's auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent's internal control over financial reporting which are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Parent's auditors and audit committee is set forth as Section 5.6(d) of Parent Disclosure Letter.

(e)     Since January 1, 2024, (i) neither Parent nor, to the knowledge of Parent, any of its directors, officers, employees, auditors, accountants or representatives has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its internal accounting controls, including any material complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent, whether or not employed by Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f)     As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g)    Parent is not a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off balance sheet arrangements" (as defined in Item 303(a) of Regulation S K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent's published financial statements or other Parent SEC Documents.

(h)    Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

Section 5.7    No Undisclosed Liabilities.    Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically and adequately accrued or reserved against in the audited balance sheet of Parent as at December 31, 2023 included in the Annual Report on Form 10-K filed by Parent with the SEC on March 25, 2024 (without giving effect to any amendment thereto filed on or after the date hereof) and (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice (none of which is a liability for a breach or default under any contract, breach of warranty, tort, infringement, misappropriation or violation of law) since December 31, 2023 that are not individually or in the aggregate material to Parent.

Section 5.8    Absence of Certain Changes or Events.    Except as set forth in Section 5.8 of the Parent Disclosure Letter, since December 31, 2023, (i) except in connection with the execution of this Agreement and the consummation of the Contemplated Transactions, Parent and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; and (iii) neither Parent nor any of its Subsidiaries has:

(a)    (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, other than the Pre-Closing Cash Dividend, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of Parent or any of its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b)    amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents);

(c)    adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization; or

(d)    changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets.

Section 5.9    Litigation.    There is no Action (or basis therefor) pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of its properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual's capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $100,000 and (b) does not seek injunctive or other non-monetary relief. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Contemplated Transactions.

Section 5.10  Compliance with Law.  Parent and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to its businesses, operations, properties or assets. Neither Parent nor any of its Subsidiaries has received, since January 1, 2021, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to its business, operations, properties, assets or Parent Products (as defined below). Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Entities necessary or advisable for it to own, lease or operate its properties and assets and to carry on its business and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Contemplated Transactions.

Section 5.11  Health Care Regulatory Matters.  Except as set forth in Section 5.11 of the Parent Disclosure Letter:

(a)  Parent, and to the knowledge of Parent, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and at all times prior hereto were, in material compliance with all health care laws to the extent applicable to Parent or any of its products or activities, including, but not limited to the Health Care Laws, to the extent applicable to Parent. To the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b)  Neither Parent nor any of its Subsidiaries is not party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(c)  All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Entity relating to products that are regulated as biologics under Health Care Laws, including biological candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed, imported, exported and/or distributed by Parent or any of its Subsidiaries ("Parent Products"), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. Parent does not have knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws.

(d)  All preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent in respect of a Parent Product for submission to the FDA or other Governmental Entity have been since January 1, 2018, and if still pending are being, conducted in compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314 and 812. No clinical trial conducted by or on behalf of Parent has been conducted using any clinical investigators who have been disqualified. Except as set forth on Section 5.11(d) of the Parent Disclosure Letter, no clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion, and no clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Parent Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e)  All manufacturing operations conducted by or, to the knowledge of Parent, for the benefit of Parent have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA's current good manufacturing practice (cGMP) regulations at 21 C.F.R. Parts 210-211 and Parts 600 and 610 and FDA's Quality System (QS) regulations at 21 C.F.R. Part 820, and all comparable foreign regulatory requirements of any Governmental Entity.

(f)    Parent has not received any written communication that relates to an alleged violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 5.11(f) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g)    There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Parent Products required or requested by a Governmental Entity, or other Safety Notices. All Safety Notices listed in Section 5.11(g) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h)    Except as set forth in Section 5.11(h) of the Parent Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge Parent, there are no facts or circumstances that would be reasonably likely to result in a Safety Notice with respect to the Parent Products or a termination or suspension of developing and testing of any of the Parent Products.

(i)    Neither Parent, nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its FDA Ethics Policy. None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j)    All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by Parent have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(k)    Neither Parent nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has committed any act, made any statement or failed to make any statement that violates the Federal Anti-Kickback Statute, 28 U.S.C. § 1320a-7b, the Federal False Claims Act, 31 U.S.C. § 3729, other Health Care Laws, or any other similar federal, state, or ex-U.S. law applicable in the jurisdictions in which the Parent Products are sold or intended to be sold.

(l)    Neither Parent nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Parent Products are sold or intended to be sold. Neither Parent nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 5.12    Benefit Plans.

(a)    Section 5.12(a) of the Parent Disclosure Letter contains a true, correct, and complete list of each material Parent Plan.

(b)    Parent has provided or made available to the Company a current, accurate and complete copy of each material Parent Plan, or if such Parent Plan is not in written form, a written summary of all of the material terms of such Parent Plan. With respect to each Parent Plan, Parent has furnished or made available to the Company a current, accurate and complete copy of, to the extent applicable: (i) all documents embodying or governing such Parent Plan and any related trust agreement or other funding instrument,

(ii) the most recent determination letter of the IRS, (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of Parent or any of its Subsidiaries concerning the extent of the benefits provided under a Parent Plan, (iv) all non-routine correspondence to and from any governmental agency, and (v) for the three most recent years and as applicable (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) nondiscrimination testing results and (D) actuarial valuation reports.

(c)    Neither Parent, its Subsidiaries or any member of their Controlled Group has ever sponsored, maintained, contributed to, or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a Multiemployer Plan, (ii) an "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, (iii) any "multiple employer plan" as defined in Section 413 of the Code or Section 210 of ERISA, (iv) a "funded welfare benefit plan" within the meaning of Section 419 of the Code or (v) any "multiple employer welfare arrangement" (as such term is defined in Section 3(40) of ERISA).

(d)    With respect to the Parent Plans:

(i)    each Parent Plan is and has been established, operated and administered in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii)    no Parent Plan is, or within the past six years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance, or similar program, or been the subject of any self-correction under any such program;

(iii)    each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of Parent since the date of such letter that would reasonably be expected to cause the loss of the sponsor's ability to rely upon such letter, and nothing has occurred to the knowledge of Parent that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;

(iv)    there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to Parent Plans or the assets of any of the trusts under any of Parent Plans (other than routine claims for benefits);

(v)    none of the Parent Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA, and neither Parent nor any members of its Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of Parent (either individually or to Parent employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(vi)    all payments and/or contributions required to have been timely made with respect to all Parent Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Plan and applicable law;

(vii)    each Parent Plan is subject exclusively to United States Law; and

(viii)    the execution and delivery of this Agreement, the Parent Stockholder Approval, and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(e)     Neither Parent nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Contemplated Transactions (either alone or in combination with any other events), in the payment of any "parachute payments" within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(f)     Each Parent Plan that is a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) complies in both form and operation in all material respects with the requirements of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) and all applicable IRS guidance issued with respect thereto (and has so complied for the entire period during which Section 409A of the Code has applied to such Parent Plan) so that no amount paid or payable pursuant to any such Parent Plan is subject to any additional Tax or interest under Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law).

(g)     No Parent Plan provides major medical health or long-term disability benefits that are not fully insured through an insurance contract.

Section 5.13     Labor and Employment Matters.

(a)     Parent and each of its Subsidiaries are and, since January 1, 2021, have been in compliance in all material respects with all applicable Laws relating to labor or employment matters, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers' compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, restrictive covenants, pay equity, information privacy and security, and continuation coverage with respect to group health plans. Since January 1, 2021, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(b)     No employee of Parent or any of its Subsidiaries is, or since January 1, 2021 has been, covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no and since January 1, 2021 there has not been any: (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such representations, claims or petitions are threatened, (ii) representations, claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c)     To the knowledge of Parent, no current officer of Parent or any of its Subsidiaries intends, or is expected, to terminate such individual's employment relationship with Parent in connection with or as a result of the Contemplated Transactions.

(d)     Since January 1, 2021, (i) neither Parent nor any of its Subsidiaries has not effectuated a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a "mass layoff" (as defined in the WARN Act) in connection with Parent or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Parent nor any of its Subsidiaries has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. Parent and its Subsidiaries properly classify and for the three (3) years immediately preceding the date hereof have properly classified its and their (i) employees as exempt or non-exempt in accordance with applicable overtime laws, (ii) contingent workers in accordance with applicable law and (iii) workers as employees or non-employees (e.g., consultants, independent contractors), in accordance with applicable law.

(e)     Except as set forth on Section 5.13(e) of the Parent Disclosure Letter, with respect to any current or former employee, officer, consultant or other service provider of Parent, there are no Actions against Parent or any of its Subsidiaries pending, or to the knowledge of Parent, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification, contractor classification, wages, hours, and benefits or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in Parent incurring a material liability.

(f)     Except as set forth on Section 5.13(f) of the Parent Disclosure Letter or with respect to any Parent Plan (which subject is addressed in Section 5.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

(g)     Since January 1, 2021, (i) no allegations of harassment or discrimination (with respect to any category protected by applicable law, including, without limitation, sexual harassment), retaliation on the basis of protected activity (including as a whistleblower) or protected class status in accordance with applicable law, or other misconduct relating to the workplace have been made, initiated, filed or, to the knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of Parent, no incidents of any such workplace harassment, discrimination, retaliation, or other misconduct have occurred, and (iii) Parent has not entered into any settlement agreement related to allegations of such harassment, discrimination, retaliation or other workplace-related misconduct by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

(h)     No employee or other worker of Parent is subject to any service relationship that is not "at-will" or that is terminable on more than 30 days' notice.

Section 5.14     Environmental Matters.

(a)     Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have conducted its businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) Parent and its Subsidiaries have not received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Law; and (vi) neither Parent or any of its Subsidiaries nor any of their properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

Section 5.15    Taxes.

(a)    Parent and its Subsidiaries have (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b)    All material Taxes not yet due and payable by Parent as of the date of the balance sheet included in the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents have been, in all respects, properly accrued in accordance with GAAP on the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, and such financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by Parent through the date of such financial statements. Since the date of financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, neither Parent nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c)    Neither Parent nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d)    No material Tax Action with respect to Taxes or any Tax Return of Parent or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of Parent, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against Parent or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e)    Subject to exceptions as would not be material, Parent and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f)    Neither Parent nor any of its Subsidiaries has engaged in a "listed transaction" as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g)    Neither Parent nor any of its Subsidiaries (i) is a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation other than any Ordinary Course Agreement; (ii) is or has been a member of a group (other than a group the common parent of which is Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has liability for the Taxes of any Person (other than Parent or its Subsidiaries) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract, or otherwise by operation of Law; or (iv) is or has been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h)    No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to Parent or any of its Subsidiaries which rulings remain in effect.

(i)    Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a "closing agreement" as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, other than in respect of such amounts received in the ordinary course of business, or (v) to the knowledge of Parent, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(j)    There are no liens for Taxes upon any of the assets of Parent or any of its Subsidiaries other than Liens described in clause (i) of the definition of Permitted Liens.

(k)    Neither Parent nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l)    Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)    No material claim has been made in writing by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return of a certain type or pay Taxes of a certain type that Parent is or may be subject to taxation by such jurisdiction of such type.

(n)    There are no outstanding shares of Parent stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that immediately prior to the First Effective Time are subject to a substantial risk of forfeiture (as such terms are defined in Section 83 of the Code) for which a valid election under Section 83(b) of the Code has not been made.

(o)    To the knowledge of Parent, neither Parent nor any of its Subsidiaries has been, is, or immediately prior to the First Effective Time will be, treated as an "investment company" within the meaning of Section 368(a)(2)(F) of the Code.

(p)    Neither Parent nor any of its Subsidiaries has taken, or failed to take, any action nor knows of any fact or circumstance that, in each case, could reasonably be expected to prevent or impede the Merger from qualifying as a transaction qualifying for the Intended Tax Treatment.

For purposes of this Section 5.15, where the context permits, each reference to Parent shall include a reference to any person for whose Taxes Parent is liable under applicable law.

Section 5.16    Contracts.

(a)    Except for any Parent Plans (which are the subject of Section 5.12) and except as set forth in the Parent SEC Documents publicly available prior to the date of this Agreement, Parent is not a party to or bound by any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) (all such contracts including those set forth in Section 5.16(b) of the Parent Disclosure Letter, "Parent Material Contracts").

(b)    Section 5.16(b) of the Parent Disclosure Letter lists the following contracts, which for the purposes of this Agreement shall be considered Parent Material Contracts:

(i)    each Contract relating to any agreement of indemnification or guaranty not entered into in the ordinary course of business;

(ii)    each Contract containing (A) any covenant prohibiting Parent, its Subsidiaries or the Surviving Entity from engaging in any line of business or competing with any Person, or limiting the development, manufacture or distribution of the Surviving Entity's products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision in favor of a third party or (D) any non-solicitation provision applicable to Parent or its Subsidiaries, in the case of the foregoing clause (D) which are material to Parent or its Subsidiaries, as applicable, taken as a whole;

(iii)    each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(iv)   each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Person;

(v)   each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Liens with respect to any assets of the Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Parent;

(vi)   each Contract requiring payment by or to the Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any Contract involving a dealer, distributor, joint marketing, alliance, joint venture, cooperation, research and/or development (including pre-clinical and clinical research and/or development), material transfer, services (including technical writing and consulting), manufacturing, supply, distribution or other agreement relating to the research, development, testing, labeling, manufacturing, marketing, commercialization, or distribution of any product, technology or service, or any Contract pursuant to which any Intellectual Property is developed by or for Parent or (B) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to research, develop, test, label, manufacture, market, or produce any product, service or technology of the Parent or any Contract to sell, distribute or commercialize any products or services of the Parent;

(vii)   each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Parent in connection with the Contemplated Transactions;

(viii)   each Contract relating to leases of real properties with respect to which the Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries;

(ix)   each Contract to which the Parent is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Parent in excess of $100,000; and

(x)   any other Contract that is not terminable at will (with no penalty or payment) by the Parent, and that is material to the business or operations of the Parent.

(c)   Each Parent Material Contract is valid and binding on Parent, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent, and, to the knowledge of Parent, each other party thereto, has performed all material obligations required to be performed by it under each Parent Material Contract; and (iii) there is no material default under any Parent Material Contract by Parent or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent received any notice of any such material default, event or condition. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto. Except as set forth in Section 5.16(c) of the Parent Disclosure Letter, there are no Parent Material Contracts that are not in written form. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to the Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

(d)   Parent will terminate all Parent Material Contracts (including all statements of work, work orders, change orders, purchase orders, and any other Contract thereunder) effective no later than the Closing Date. As of such termination: (i) other than those Contracts identified in Section 5.16(d)(i) of the Parent Disclosure Letter, no party thereto or third party beneficiary thereof has or will have any right, title, or interest (including under any license grants or by exercise of any options or technology transfer rights) in or to any part of Parent Registered IP or material Company Registered IP; (ii) other than those Contracts identified in Section 5.16(d)(ii) of the Parent Disclosure Letter, no payment under any such Parent Material Contract is or will be due or payable by Parent to any party thereto or third party beneficiary thereof (including in connection with any completed work or work-in-progress; severance costs; non-cancellable expenses or commitments; early termination penalties; termination costs; wind-down costs; royalties; or milestones); (iii) other than those Contracts identified in Section 5.16(d)(iii) of the Parent Disclosure Letter, Parent is under no obligation under such Parent Material Contracts, on its own or with any other party thereto or third party beneficiary thereof, to: (A) research, develop, manufacture, or commercialize any product or service thereunder; (B) make any regulatory filing with respect thereto or seek or obtain regulatory approval therefor; or (C) fund or commit any funding or resources, make any efforts, or prepare or submit any reports (including information reports and progress reports), with respect to any of the foregoing; and (iv) other than those Contracts identified in Section 5.16(d)(iv) of the Parent Disclosure Letter, no party thereto or third party beneficiary thereof has or will have any outstanding subscriptions, options, warrants, calls, commitments, Contracts or other rights under such Parent Material Contract to acquire or be issued, granted, delivered, sold, or cause to be issued, granted, delivered or sold, any shares of capital stock of the Parent or any of its Subsidiaries, voting securities, stock appreciation rights, "phantom" stock rights, performance units, interests in or rights to the ownership or earnings of the Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, or equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Parent or any of its Subsidiaries.

Section 5.17    Insurance.    Each of Parent and its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent and its Subsidiaries operate. Section 5.17 of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the Contemplated Transactions.

Section 5.18    Properties.

(a)    Parent and its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for Parent and its Subsidiaries to conduct its businesses as currently conducted, free and clear of all Liens other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b)    Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c)    Section 5.18(c) of the Parent Disclosure Letter sets forth a true and complete list of (i) all real property owned by Parent or any of its Subsidiaries and (ii) all real property leased for the benefit of Parent or any of its Subsidiaries.

(d)    This Section 5.18 does not relate to intellectual property, which is the subject of Section 5.19.

Section 5.19    Intellectual Property.

(a)    Section 5.19(a) of the Parent Disclosure Letter sets forth a true and complete list of all (i) patents and patent applications; (ii) trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned or licensed by Parent and its Subsidiaries (collectively, "Parent Registered IP") and a true and complete list of all domain names owned or exclusively licensed by Parent and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (i) all of the Parent Registered IP is subsisting and, solely in the case of any Parent Registered IP that is registered or issued and to the knowledge of Parent, valid and enforceable, (ii) no Parent Registered IP, is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Parent, no such action is threatened with respect to any of the Parent Registered IP and (iii) Parent and its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens), all Parent Owned IP, including all Intellectual Property created on behalf of Parent or its Subsidiaries by employees or independent contractors.

(b)    Parent and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of Parent and its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information.

(c)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent or any of its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) neither Parent nor any of its Subsidiaries have received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of Parent, no Person is infringing, misappropriating, or diluting in any material respect any Parent Registered IP.

(d)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by Parent or any of its Subsidiaries (the "Parent IT Systems") and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of Parent, during the past two (2) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data, and (iii) during the past two (2) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the Parent IT Systems.

(e)    Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, Parent and its Subsidiaries have at all times complied in all material respects with all applicable Privacy Laws, (ii) during the past two (2) years since the First Effective Time, no claims have been asserted or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries alleging a violation of any Person's privacy or Personal Information, (iii) neither this Agreement nor the consummation of the Contemplated Transactions will breach or otherwise violate any Privacy Laws and (iv) Parent and its Subsidiaries have taken commercially reasonable steps to protect the Personal Information collected, used or held for use by Parent or any of its Subsidiaries against loss and unauthorized access, use, modification or disclosure, or other misuse.

(f)    To the knowledge of Parent, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Parent Owned IP or any Intellectual Property exclusively licensed to Parent or any of its Subsidiaries, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of Parent, any claim or right in or to such Intellectual Property. Except as set forth on Section 5.19(f) of the Parent Disclosure Letter, the execution, delivery and performance by Parent of this Agreement, and the consummation of the Contemplated Transactions, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the rights or obligations of Parent or any of its Subsidiaries under any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property that is material to any of the businesses of Parent or any of its Subsidiaries.

Section 5.20    Related Party Transactions.    Since January 1, 2022 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the Affiliates of Parent or any of its Subsidiaries, on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

Section 5.21    Certain Payments.    For the five (5) years immediately preceding the date hereof, neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any of their directors, executives, representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 5.22    Trade Control Laws.    Since April 24, 2019, Parent and its Subsidiaries have been in material compliance with all applicable Trade Laws and have obtained, or are otherwise qualified to rely upon, all material Trade Approvals. There are no pending or threatened claims against the Parent or its Subsidiaries, nor any actions, conditions, facts or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

Section 5.23    Brokers.    No broker, investment banker, financial advisor or other Person, other than Wedbush Securities Inc. and Lucid Capital Markets, LLC, the fees and expenses of which will be paid by Parent or any of its Subsidiaries, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent, any of its Subsidiaries or any of its Affiliates. Parent has furnished to Company a true and complete copy of any Contract between Parent and each of Wedbush Securities Inc. and Lucid Capital Markets, LLC pursuant to which Wedbush Securities Inc. and Lucid Capital Markets, LLC, as applicable, could be entitled to any payment from Parent relating to the Contemplated Transactions.

Section 5.24    Opinion of Financial Advisor.    Parent Board has received the opinion of Lucid Capital Markets, LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Parent, a signed true and complete copy of which opinion has been or will promptly be provided on a non-reliance basis to the Company.

Section 5.25    State Takeover Statutes.    No Takeover Laws or any similar anti-takeover provision in the Certificate of Incorporation or bylaws of Parent applicable to Parent is, or at the First Effective Time will be, applicable to this Agreement, the Merger, the Parent Common Stock Issuance, or any of the other Contemplated Transactions. The Parent Board and the Merger Subs board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Parent Support Agreements and to the consummation of the Contemplated Transactions or the Parent Support Agreements.

Section 5.26    No Other Representations or Warranties.    Except for the representations and warranties contained in Article IV, each of Parent and Merger Subs acknowledges and agrees that none of the Company or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, its Subsidiaries, or any other Person on behalf of the Company or any of its Subsidiaries makes any representation or warranty with respect to any projections or forecasts delivered or made available to Parent, Merger Subs or any of their respective Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company (including any such projections or forecasts made available to Parent, Merger Subs or any of their respective Representatives in certain "data rooms" or management presentations in expectation of the Contemplated Transactions), and none of Parent or Merger Subs has relied on any such information or any representation or warranty not set forth in Article IV.

**ARTICLE VI**
**COVENANTS**

Section 6.1    Operation of Parent's Business.

(a)    Except as expressly contemplated or permitted by this Agreement, as expressly required by applicable Law or unless the Company shall otherwise consent in writing (email being sufficient), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the First Effective Time (the "Pre-Closing Period"), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course and in material compliance with the applicable Law and the requirements of all Contracts that constitute Parent Material Contracts and (y) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) when due and payable.

(b)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Parent Common Stock from terminated employees, directors or consultants of Parent in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Parent or any of its Subsidiaries);

(ii)    sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent Restricted Stock Unit Awards as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii)    except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)    form any Subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

(v)    (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities or others or (D) make any capital expenditure or commitment;

(vi)    other than as expressly required by applicable Law or the terms of any Parent Plan in effect as of the date of this Agreement: (A) adopt, establish or enter into any Parent Plan, including, for the avoidance of doubt, any equity award plans, (B) cause or permit any Parent Plan to be amended other than as required by Law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire or terminate (other than for cause, or absent such a definition of cause, for conduct that the Parent or such Subsidiary determines in good faith constitutes material misconduct) any officer, employee or consultant;

(vii)   enter into any material transaction outside the Ordinary Course ;

(viii)   acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Lien with respect to such assets or properties;

(ix)   make, change or revoke any material Tax election; file any amended income or other material amendment to any Tax Return; settle or compromise any material Tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); enter into any "closing agreement" as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity; surrender any material claim for refund; or adopt or change any material accounting method in respect of Taxes;

(x)   waive, settle or compromise any pending or threatened Action against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries;

(xi)   delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

(xii)   forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii)   sell, assign, transfer, license, sublicense or otherwise dispose of any Intellectual Property of the Parent (other than in the Ordinary Course);

(xiv)   terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xv)   enter into, amend, terminate, or waive any material option or right under, any Parent Material Contract;

(xvi)   enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, exercise any extension or expansion right under or violate or terminate any of the terms of any real property leases of Parent;

(xvii)   other than as expressly required by Law or GAAP, take any action to change accounting policies or procedures;

(xviii)   (A) materially change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of its Subsidiaries; or

(xix)   agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the First Effective Time. Prior to the First Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c)   Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.1), Parent may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of, and/or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Parent

Legacy Assets (each, an "Parent Legacy Transaction"); provided, however, that to the extent any Parent Legacy Transaction results in any obligations of or adverse consequences to Parent or its Subsidiaries that could extend beyond Closing, or contemplates that any consideration paid in respect thereof is in anything other than immediately available cash, or otherwise interferes with or delays in any manner the ability of Parent to perform its obligations under this Agreement or timely consummate the transaction contemplated hereby, Parent shall procure prior written consent of the Company prior to entering into any Parent Legacy Transaction and any such post-Closing obligations shall be treated as a reduction to Net Cash hereunder. Notwithstanding anything to the contrary herein, Parent (i) shall permit the Company and its counsel to review and comment on the transaction documents related to the Parent Legacy Transaction; (ii) shall consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith; and (iii) shall not sign any agreements, contracts or other definitive documents (not including term sheets or letters of intent) related to Parent Legacy Transaction without first providing the Company and its counsel the opportunity to exercise their rights under clauses (i) and (ii) above. Any consideration actually received by Parent prior to the Closing in any such sale or license of any Parent Legacy Assets, net of all liability and obligations relating to such transaction, would be added to Net Cash.

(d)     Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.1), Parent may declare the Pre-Closing Cash Dividend.

Section 6.2     Operation of Company's Business.

(a)     Except (i) as expressly contemplated or permitted by this Agreement or the Securities Purchase Agreement (including actions in connection with the Concurrent Investment), (ii) as set forth in Section 6.2(a) of the Company Disclosure Letter, (iii) with respect to the issuance of any Company Notes, which is expressly permitted, (iv) as expressly required by applicable Law or (v) unless Parent shall otherwise consent in writing (email being sufficient), during the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course and in material compliance with the applicable Law and the requirements of all Contracts that constitute Material Contracts.

(b)     Except (i) as expressly contemplated or permitted by this Agreement, including the Securities Purchase Agreement, (ii) as set forth in Section 6.2(b) of the Company Disclosure Letter, (iii) with respect to the issuance of any Company Notes, which is expressly permitted, (iv) as expressly required by applicable Law or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)     declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii)     other than in the Ordinary Course (including grants of Company Options under the Company Equity Plan), sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any of the foregoing actions with respect to more than 25% of the shares of Company Capital Stock outstanding as of the date of this Agreement: (A) any capital stock or other security (except for Company Common Stock issued upon the valid exercise or settlement of outstanding Company Options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii)     except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)     other than in the Ordinary Course, form any Subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

(v)    (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities;

(vi)    sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Lien with respect to such assets or properties, except in the Ordinary Course;

(vii)    waive, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by the Company or any of its Subsidiaries;

(viii)    delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course;

(ix)    sell, assign, transfer, license, sublicense or otherwise dispose of any material Intellectual Property of the Company (other than in the Ordinary Couse); or

(x)    agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the First Effective Time. Prior to the First Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 6.3    Access and Investigation.

(a)    Subject to the terms of the Confidentiality Agreement, which the parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable advance written notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such party's Representatives to: (a) provide the other party and such other party's Representatives with reasonable access during normal business hours to such party's Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such party and its Subsidiaries, (b) provide the other party and such other party's Representatives with such copies of the existing books, records, Tax Returns, work papers, product data and other documents and information relating to such party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such party and its Subsidiaries as the other party may reasonably request, (c) permit the other party's officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such party responsible for such party's financial statements and the internal controls of such party to discuss such matters as the other party may deem necessary and (d) make available to the other party copies of any material notice, report or other document filed with or sent to or received from any Governmental Entity in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 6.3(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party.

(b)    Notwithstanding anything herein to the contrary in this Section 6.3(b), no access or examination contemplated by this Section 6.3(b) shall be permitted to the extent that it would require any party or its Subsidiaries (i) to waive the attorney-client privilege or attorney work product privilege, (ii) violate any applicable Law or (iii) breach such party's confidentiality obligations to a third party; provided, that such party or its Subsidiary (A) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (B) shall provide to the other party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information), (C) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other party in order that all such information may be provide to the other party without causing such violation or waiver, and (D) in the case of subsection (iii) above, upon the other party's reasonable request, such party shall use its reasonable efforts to obtain such third party's consent to permit such other party access to such information, subject to appropriate confidentiality protections. In addition, no access or examination contemplated by this Section 6.3 shall be permitted to the extent that it would require any party or its Subsidiaries, except as otherwise expressly required by this Agreement, to provide information to the other party that relates to (1) the negotiation of this Agreement, or (2) the valuation of the other party in connection with this Agreement or the Contemplated Transactions.

Section 6.4    No Solicitation.

(a)    Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any nonpublic information regarding such party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following; provided, however, that, notwithstanding anything contained in this Section 6.4 and subject to compliance with this Section 6.4, prior to obtaining the Parent Stockholder Approval, Parent may furnish nonpublic information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not obtained or made as a direct or indirect result of any breach of this Agreement, (B) the Parent Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Parent Board's fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, (D) Parent receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6.4 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.4 by such party for purposes of this Agreement.

(b)    If any party or any Representative of such party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such party shall promptly (and in no event later than one (1) Business Day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such party shall keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c)    Each party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

Section 6.5    Notification of Certain Matters.    During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Action against or involving or otherwise affecting such party or its Subsidiaries is commenced, or, to the knowledge of such party, threatened against such party or, to the knowledge of such party, any director, officer or employee of such party, (c) such party becomes aware of any inaccuracy in any representation or warranty made by such party in this Agreement or (d) the failure of such party to comply with any covenant or obligation of such party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII or Article VIII, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company or Parent in this Agreement or (y) determining whether any condition set forth in Article VII or Article VIII has been satisfied. Any failure by either party to provide notice pursuant to this Section 6.5 shall not be deemed to be a breach for purposes of Section 8.2(b) and Section 8.3(b), as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6.6    Parent Options.    Prior to the Closing Date, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (a) each outstanding Parent OTM Option will be cancelled for no consideration and (b) the vesting and exercisability of each unexpired, unexercised and unvested Parent ITM Option shall be accelerated in full, in each case, effective as of immediately prior to the First Effective Time, contingent on the occurrence of the Closing Date. At the First Effective Time, each Parent ITM Option that is then outstanding shall be canceled and the holder thereof shall be entitled to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the Parent Closing Price over the exercise price per share of the Parent Common Stock underlying such Parent Option by (B) the number of shares of the Parent Common Stock underlying such Parent Option (such amount, the "Parent Stock Option Cash Consideration"). Parent shall cause the Surviving Entity to pay the Parent Stock Option Cash Consideration, less applicable withholdings, at or within ten (10) business days after the First Effective Time.

Section 6.7    Parent Restricted Stock Unit Awards.    Prior to the Closing Date, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (a) the vesting of each outstanding and unvested Parent Restricted Stock Unit Award shall be accelerated in full effective as of immediately prior to the First Effective Time, contingent on the occurrence of the Closing and (b) for each outstanding and unsettled Parent Restricted Stock Unit Award, the holder thereof shall receive, immediately prior to the First Effective Time, a number of shares of Parent Common Stock equal to the number of vested and unsettled shares of Parent Common Stock underlying such Parent Restricted Stock Unit Award. Notwithstanding anything herein to the contrary, the Tax withholding obligations for each holder receiving shares of Parent Common Stock in accordance with the preceding sentence shall be satisfied by Parent withholding from issuance that number of shares of Parent Common Stock calculated by multiplying the maximum statutory withholding rate for such holder in connection with such issuance by the number of shares of Parent Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities.

Section 6.8    Parent ESPP.    As soon as reasonably practicable following the date of this Agreement, the Parent Board shall adopt appropriate resolutions to provide that (a) no offering periods or purchase periods shall be commenced following or in addition to the offering period underway as of the date hereof under the Parent ESPP (the "Current Offering Period"), (b) no payroll deductions or other contributions shall be made or effected after the Current Offering Period with respect to the Parent ESPP after the date of such resolutions, and (c) the Current Offering Period shall be terminated and each Parent ESPP participant's accumulated contributions under the Parent ESPP shall be returned to the participant in accordance with the terms of the Parent ESPP.

Section 6.9    Parent 401(K) Plan.    Unless otherwise requested by the Company in writing at least ten (10) Business Days prior to the Closing Date, the Parent Board or an authorized committee thereof shall take (or cause to be taken) all actions to adopt such resolutions as may be necessary or appropriate to terminate, effective no later than the day prior to the Closing Date but subject to the Closing, any Parent Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a "Parent 401(k) Plan"). If Parent is required to terminate any Parent 401(k) Plan, then Parent shall provide to the Company prior to the Closing Date written evidence of the adoption by the Parent Board or an authorized committee thereof of resolutions authorizing the termination of such Parent 401(k) Plan (the form and substance of which shall be subject to the reasonable prior review and approval of the Company, not to be unreasonably withheld, conditioned or delayed).

## ARTICLE VII
## ADDITIONAL AGREEMENTS

Section 7.1    Registration Statement; Proxy Statement.

(a)    As promptly as practicable (but in any event, no later than seven (7) Business Days after the date of this Agreement), (i) Parent shall prepare, and file with the SEC a proxy statement relating to the Parent Stockholders Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the "Proxy Statement") and (ii) Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the "Form S-4"), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the "Registration Statement"), in connection with the registration under the Securities Act of the shares of Parent Common Stock (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock and exercise of the Assumed Warrants) to be issued by virtue of the Contemplated Transactions, other than any shares of Parent Capital Stock which are not permitted to be registered on Form S-4 pursuant to applicable Law. Parent shall use its reasonable best efforts to (i) cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond promptly to any comments or requests of the SEC or its staff relating to the Registration Statement. Parent shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Capital Stock pursuant to the Contemplated Transactions (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock and exercise of the Assumed Warrants). Each of the parties shall reasonably cooperate with the other party and furnish all information concerning itself and their Affiliates, as applicable, to the other parties that is required by law to be included in the Registration Statement as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement.

(b)    Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company, concerning itself, to Parent for inclusion in the Registration Statement (including the Company Interim Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other party or any of their Representatives regarding such other party or its Affiliates for inclusion therein.

(c)    Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent's stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(d)    If at any time before the First Effective Time (i) any party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become "stale" and new information should be disclosed in an amendment or supplement to the Registration Statement; then, in each case such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each party shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Capital Stock issuance in connection with the Contemplated Transactions (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock and exercise of the Assumed Warrants) for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e)    The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company and its Subsidiaries that is required by law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting the Company's obligations in Section 7.1(a), the Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of the Company's independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f)    The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Registration Statement will be made by Parent, in each case, without the prior consent of the Company, which shall not be unreasonably withheld, conditioned or delayed.

(g)    As promptly as reasonably practicable following the date of this Agreement (but in any event, no later than seven (7) Business Days after the date of the Agreement), the Company will use commercially reasonable efforts to furnish to Parent (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement (the "Company Audited Financial Statements") and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the "Company Interim Financial Statements"). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto and except, in the case of any unaudited financial statements, to normal year-end audit adjustments) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders' equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

Section 7.2    Company Stockholder Approval.

(a)    Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall solicit for approval the Company Stockholder Approval. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b)    Reasonably promptly following receipt of the Company Stockholder Approval, the Company shall prepare and mail the Registration Statement (or a portion thereof constituting a notice of the Contemplated Transactions and of the Company Stockholder Approval) to every stockholder of the Company that did not execute the Company Stockholder Approval, if any (the "Stockholder Notice"). The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions and (ii) provide the stockholders of the Company to whom it is sent with notice of the availability of appraisal rights and notice of the actions taken in the Company Stockholder Approval, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Sections 228(e) and 262 of the DGCL and the organizational documents of the Company. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 7.2(b) shall be subject to Parent's advanced review and reasonable approval.

(c)     The Company agrees that: (i) the Company Board shall recommend that the Company's stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 7.2(a) (the recommendation of the Company Board that the Company's stockholders vote to adopt and approve this Agreement being referred to as the "Company Board Recommendation") and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a "Company Board Adverse Recommendation Change").

(d)     Notwithstanding anything to the contrary contained in Section 7.2(c), and subject to compliance with Section 6.4 and Section 7.2, if at any time prior to approval and adoption of this Agreement by the Company Stockholder Approval, (i) the Company receives a bona fide written Superior Offer, or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement (a "Company Intervening Event"), the Company Board may make a Company Board Adverse Recommendation Change if, but only if, in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Parent desires to negotiate) and (3) if after Parent shall have delivered to the Company an irrevocable written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the "Company Notice Period"), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Company Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that the Company's stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice

Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Company Intervening Event, the Company promptly notifies Parent, in writing, within the Company Notice Period before making a Company Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Company Board intends to make a Company Board Adverse Recommendation Change.

Section 7.3    Parent Stockholders' Meeting.

(a)    Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock (the "Parent Stockholder Meeting") to consider and obtain the Parent Stockholder Approval and thereby approve the Contemplated Transactions and the Parent Charter Amendment and, if deemed necessary by Parent, any the Parent Legacy Transaction (the "Parent Stockholder Proposals"). The Parent Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned by more than an aggregate of thirty (30) days in connection with any postponements or adjournments.

(b)    Parent agrees that, subject to Section 7.3(c), (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent's stockholders vote to approve the Parent Stockholder Proposal (the recommendation of the Parent Board being referred to as the "Parent Board Recommendation") and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a "Parent Board Adverse Recommendation Change").

(c)    Notwithstanding anything to the contrary contained in Section 7.3(b), and subject to compliance with Section 6.4 and Section 7.3, at any time prior to the approval of the Parent Stockholder Proposal by the Parent Stockholder Approval, (i) if Parent receives a bona fide written Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement (a "Parent Intervening Event"), the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Parent Board determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent the Company desires to negotiate) and (3) if after the Company shall have delivered to Parent an irrevocable written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four (4) Business Days in advance of the Parent Board Adverse Recommendation Change (the "Parent Notice Period" ), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Parent's stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Parent Intervening Event, Parent promptly notifies the Company, in writing, within the Parent Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board intends to make a Parent Board Adverse Recommendation Change.

(d)     Unless this Agreement is validly terminated pursuant to Section 9.1(j), Parent's obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 7.3(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation or any Parent Board Adverse Recommendation Change.

(e)     Nothing contained in this Agreement shall prohibit Parent or the Parent Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder's tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

Section 7.4     Efforts; Regulatory Approvals; Transaction Litigation.

(a)     The parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each party: (i) shall promptly as practicable and in any event no more than five (5) Business Days after the date of this Agreement, make or cause to be made any filings required by each of them or any of their respective Affiliates under the HSR Act, (ii) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Contemplated Transactions, (iii) shall use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or Contract, or otherwise) by such party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iv) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (v) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummations of this Agreement.

(b)     Notwithstanding the generality of the foregoing, each party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any Governmental Entity with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Entity.

(c)     Without limiting the generality of the foregoing, Parent shall give the Company prompt (but not later than within two (2) Business Days) written notice of any "demand letter" or any litigation initiated, or threatened or in writing against Parent and/or its directors relating to this Agreement or the Contemplated Transactions (the "Transaction Litigation") (including by providing copies of all pleadings with respect thereto) and keep the Company reasonably informed with respect to the status thereof. Parent will (i) give the Company the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation, (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation, (iii) consider in good faith the Company's advice with respect to such Transaction Litigation and (iv) will not settle or consent or agree to settle or compromise any Transaction Litigation without the Company's prior written consent (which such consent shall not be unreasonably withheld or delayed). Without otherwise limiting the rights of current or former directors and officers of Parent with regard to the right to counsel, following the First Effective Time, current or former directors and officers of Parent with rights to indemnification as described in Section 7.5 shall be entitled to retain any counsel selected by such indemnified parties to defend any Transaction Litigation as it relates to such indemnified parties in accordance with Section 7.5.

Section 7.5     Indemnification, Exculpation and Insurance.

(a)     From the First Effective Time through the sixth (6th) anniversary of the date on which the First Effective Time occurs, each of Parent and the Surviving Entity shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the First Effective Time, a director or officer of Parent or the Company, respectively (the "D&O Indemnified Parties"), against all demands, claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, Action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the First Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of fees, costs and expenses incurred in the defense of any such demand, claim, Action, suit, proceeding or investigation from each of Parent and the Surviving Entity, jointly and severally, upon receipt by Parent or the Surviving Entity from the D&O Indemnified Party of a request therefor; provided, that any such D&O Indemnified Party to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such D&O Indemnified Party is not entitled to indemnification. Such undertaking, if required, shall be unsecured and made without reference to the D&O Indemnified Party's ability to repay such advances or, except as may be limited by applicable Law, ultimate entitlement to indemnification. No other form of undertaking shall be required. All rights to indemnification, exculpation and advancement of expenses or other protection in respect of any claim asserted or made, and for which a D&O Indemnified Party delivers a written notice to Parent or the Surviving Entity prior to the sixth (6th) anniversary of the First Effective Time asserting a claim for such protections pursuant to this Section 7.5, shall continue until the final disposition of such claim.

(b)     The certificate of incorporation and bylaws of the Surviving Entity shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Entity to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c)     From and after the First Effective Time, (i) the Surviving Entity shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company's organizational documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to demands, claims, Actions, suits, proceedings or investigations whether asserted or claimed prior to, at or after the First Effective Time, arising out of matters occurring at or prior to the First Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent's organizational documents and pursuant to any indemnification agreements between Parent and such D&O

Indemnified Parties, with respect to demands, claims, Actions, suits, proceedings or investigations whether asserted or claimed prior to, at or after the First Effective Time, arising out of matters occurring at or prior to the First Effective Time.

(d) From and after the First Effective Time, Parent shall maintain directors' and officers' liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the First Effective Time, a six-year prepaid "D&O tail policy" for the non-cancellable extension of the directors' and officers' liability coverage of Parent's existing directors' and officers' insurance policies for a claims reporting or discovery period of at least six years from and after the First Effective Time with respect to any claim related to any period of time at or prior to the First Effective Time with terms, conditions, exclusions, retentions and limits of liability that are no less favorable than the coverage provided under Parent's existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the First Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Parent's initial public offering of shares of Parent Common Stock).

(e) From and after the First Effective Time, Parent shall pay all expenses, including reasonable attorneys' fees, including in advance (subject to the advancement requirements set forth in Section 7.5(a)), that are incurred by the persons referred to in this Section 7.5 in connection with their enforcement of the rights provided to such persons in this Section 7.5.

(f) The provisions of this Section 7.5 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 7.5. Parent shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 7.5.

Section 7.6 Section 16 Matters. Prior to the First Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the acquisitions of Parent Capital Stock (including derivative securities with respect to such Parent Common Stock) resulting from the Contemplated Transactions by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b promulgated under the Exchange Act.

Section 7.7 Disclosure. The parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent's Form 8-K announcing the execution and delivery of this Agreement. Without limiting any party's obligations under the Confidentiality Agreement, no party shall, and no party shall permit any of its Subsidiaries or any of its Representatives to, issue any press release or make any disclosure (to any customers or employees of such party, to the public or otherwise) regarding the Contemplated Transactions unless (a) the other party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is requited by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such party advises the other party of, and consults with the other party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements made by the Company or Parent in compliance with this Section 7.7. Notwithstanding the foregoing, a party need not consult with any other

parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 7.3(d) or with respect to any Acquisition Proposal, Company Board Adverse Recommendation Change, Parent Board Adverse Recommendation Change, or pursuant to Section 7.3(e).

Section 7.8 Listing.  From the date hereof until the First Effective Time, Parent shall maintain its existing listing on Nasdaq until the First Effective Time. At or prior to the First Effective Time, (a) Parent shall obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare for the Company's review and submit (with the prior approval of the Company) to Nasdaq a notification form for the listing of shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), and (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Stock Split (if required) and submit a copy of the amendment to Parent's certificate of incorporation effecting the Nasdaq Reverse Stock Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date. To the extent required by Nasdaq Marketplace Rule 5110, the Company shall prepare and file an initial listing application for the Parent Common Stock on Nasdaq (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock) (the "Nasdaq Listing Application"), and from the date hereof until the First Effective Time, Parent shall assist the Company in preparing and filing such Nasdaq Listing Application and to cause such Nasdaq Listing Application to be conditionally approved prior to the First Effective Time. Each party will reasonably promptly inform the other party of all verbal or written communications between Nasdaq and such party or its Representatives. The parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Parent will cooperate with the Company as reasonably requested by the Company with respect to the Nasdaq Listing Application and promptly furnish to the Company all information concerning Parent that may be required or reasonably requested in connection with any action contemplated by this Section 7.8. All of the Nasdaq Fees associated with any action contemplated by this Section 7.8 shall be shared equally by the Company and Parent.

Section 7.9 Tax Matters.

(a)  Each of Parent and the Company will (and will cause its respective Affiliates to) (i) use reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment and (ii) not take any action, or fail to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. Parent shall file (or cause its Affiliates, including the Company, to file) all U.S. federal, state or local Tax Return after the Closing Date in a manner that is consistent with the treatment of the Merger as a transaction qualifying for the Intended Tax Treatment, and shall not take any inconsistent position during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a "determination" that is final within the meaning of Section 1313(a) of the Code.

(b)  All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Contemplated Transactions shall be borne and paid equally by the Parent and the Company. Unless otherwise required by applicable Law, the Company shall timely file any Tax Return or other document with respect to such Taxes or fees (and Parent shall reasonably cooperate with respect thereto as necessary).

(c)  If the SEC requires that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement, (i) the Company and Parent shall each use its reasonable best efforts to cause Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) and Goodwin Procter LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent), respectively, to furnish such opinion (as so required and subject to customary assumptions and limitations) and (ii) Parent and the Company shall each deliver to Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) and Goodwin Procter LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Parent) a Tax certificate, signed by an officer of Parent or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Parent, as applicable, in each case, as reasonably necessary and appropriate to enable each such tax advisor to render such opinion (the "Tax Certificates"). Each of Parent and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications, covenants or representations included in the Tax Certificates.

Section 7.10   Directors and Officers.   Until successors are duly elected or appointed and qualified in accordance with applicable Law, the parties shall use commercially reasonable efforts to take all necessary actions so that the Persons listed on Sections 2.6(c) and 2.6(d) of the Company Disclosure Letter are elected or appointed, as applicable, to the positions of officers and directors of Parent and the Surviving Entity, as set forth therein, to serve in such positions effective as of the First Effective Time. If any Person listed on Section 2.6(c) and 2.6(d) of the Company Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving Entity, as set forth therein, the party appointing such Person (as set forth on Sections 2.6(c) and 2.6(d) of the Company Disclosure Letter) shall designate a successor. The parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

Section 7.11   Termination of Certain Agreements and Rights.

(a)   Except as set forth on Section 7.11(a) of the Parent Disclosure Letter or Company Disclosure Letter, as applicable, each of Parent and the Company shall use commercially reasonable efforts to cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Parent or the Company and any holders of Parent Common Stock or Company Common Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the "Investor Agreements"), to be terminated immediately prior to the First Effective Time, without any liability being imposed on the party of Parent or the Surviving Entity.

(b)   Parent shall use commercially reasonable efforts to cause all Contracts set forth in Section 7.11(b) of the Parent Disclosure Letter to be terminated effective no later than the First Effective Time (or, to the extent specified on such Section 7.11(b) of the Parent Disclosure Letter, any applicable rights thereunder waived).

Section 7.12   Obligations of Merger Subs.   Parent will take all action necessary to cause Merger Subs to perform their respective obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.13   Allocation Certificate.   The Company will prepare and deliver to Parent at least two (2) Business Days prior to the Closing Date a spreadsheet setting forth (as of immediately prior to the First Effective Time) (a) each holder of the Company Capital Stock, (b) such holder's name and physical address, (c) the number or percentage and type of the Company Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Capital Stock to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock held by such holder as of immediately prior to the First Effective Time (the "Allocation Certificate").

Section 7.14   Pre-Closing Cash Dividend.   Prior to the First Effective Time, the Parent Board shall set a record date for the Pre-Closing Cash Dividend (the "Dividend Record Date"), which date shall be as close as reasonably practicable to (but not later than) the anticipated Closing Date. Parent shall ensure that the declaration of the Dividend Record Date and the payment of the Pre-Closing Cash Dividend shall be implemented and performed such the Pre-Closing Cash Dividend be up to an amount equal in the aggregate to Parent's reasonable, good faith approximation of the amount by which the Final Parent Net Cash will exceed $0 (the "Pre-Closing Cash Dividend Amount"), subject to any adjustments as may be mutually agreed between Parent and the Company. The Parent Board shall cause to be paid the Pre-Closing Cash Dividend as soon as practicable after the Dividend Record Date, but in any case, not prior to the date upon which the Final Parent Net Cash has been finally determined in accordance with Section 3.6 and not later than sixty (60) days after the Dividend Record Date. Parent shall announce, declare and pay (or cause to be paid) the Pre-Closing Cash Dividend in compliance with all applicable Law, including, without limitation, any rule or regulation of Nasdaq applicable to Parent. The amount of the Pre-Closing Cash Dividend shall be reduced by any Taxes required to be withheld from such payment (including, for the avoidance of doubt, because at the time of payment it is not known whether Parent will have current or accumulated earnings and profits for U.S. federal income tax purposes in the year in which the Pre-Closing Cash Dividend is paid), and any amounts that are deducted or withheld shall be treated as having been paid to the stockholder of Parent in respect of whom such payment was made.

Section 7.15    Concurrent Investment.

(a)    Subject to the terms and conditions of this Agreement, the Company shall use commercially reasonable efforts to obtain the Concurrent Investment on the terms and conditions described in the Securities Purchase Agreement and satisfy the conditions to the Concurrent Investment as described in the Securities Purchase Agreement and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Securities Purchase Agreement if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate amount of the Concurrent Investment Amount or (ii) adversely impact the ability of the Company to enforce its rights against other parties to the Securities Purchase Agreement. The Company shall promptly deliver to Parent copies of any such termination, amendment, modification, waiver or replacement.

(b)    The Company shall use commercially reasonable efforts (i) to maintain in effect the Securities Purchase Agreement, (ii) to enforce its rights under the Securities Purchase Agreement and (iii) to comply with its obligations under the Securities Purchase Agreement.

(c)    The Company shall use commercially reasonable efforts to give Parent prompt notice (i) of any material breach or default by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent Investment of which the Company becomes aware, (ii) of the receipt of any written notice or other written communication from any Concurrent Investment Investor with respect to any (x) actual material breach, default, termination or repudiation by any party to the Securities Purchase Agreement or definitive agreements related to the Concurrent Investment of any provisions of the Securities Purchase Agreement or definitive agreements related to the Concurrent Investment or (y) material dispute or disagreement relating to the Concurrent Investment with respect to the obligation to fund the Concurrent Investment at or substantially simultaneously with the Closing, and (iii) if at any time for any reason the Company believes in good faith that it will not be able to obtain all or any portion of the Concurrent Investment on the terms and conditions, in the manner or from the sources contemplated by the Securities Purchase Agreement or definitive agreements related to the Concurrent Investment. The Company shall promptly provide information reasonably requested by Parent relating to the circumstances referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.

Section 7.16    Parent Equity Plans.

(a)    Prior to the First Effective Time, the Parent Board will adopt the 2024 Equity Incentive Plan, subject to the Closing and effective as of the First Effective Time, and will include provisions in the Proxy Statement for the stockholders of Parent to approve the 2024 Equity Incentive Plan. Subject to the approval of the 2024 Equity Incentive Plan by the stockholders of Parent prior to the First Effective Time, Parent shall file with the SEC, promptly after the First Effective Time and at the Company's expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2024 Equity Incentive Plan.

(b)    Prior to the First Effective Time, the Parent Board will adopt the 2024 ESPP, subject to the Closing and effective as of the First Effective Time, and will include provisions in the Proxy Statement for the stockholders of Parent to approve the 2024 ESPP. Subject to the approval of the 2024 ESPP by the stockholders of Parent prior to the First Effective Time, Parent shall file with the SEC, promptly after the First Effective Time and the Company's expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2024 ESPP.

(c)    For the avoidance of doubt, approval of the 2024 Plans by the stockholders of Parent shall not be a condition to Closing.

Section 7.17    Wind-Down Activities.    From the date hereof through the Closing, Parent shall use its commercially reasonable efforts to continue the wind-down activities of Parent set forth on Section 7.17 of the Parent Disclosure Letter.

Section 7.18   Parent SEC Documents.   From the date of this Agreement to the First Effective Time, Parent shall timely file with the SEC all Parent SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

## ARTICLE VIII
## CLOSING CONDITIONS

Section 8.1   Conditions Precedent of each Party.   The obligations of each party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the parties, at or prior to the Closing, of each of the following conditions:

(a)   The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to the Registration Statement and has not been withdrawn. Any material state securities Laws applicable to the issuance of the shares of Parent Common Stock in connection with the Contemplated Transactions shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of Parent Common Stock by any applicable state securities commissioner or court of competent jurisdiction.

(b)   Any applicable waiting periods (or extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

(c)   No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

(d)   (i) Parent shall have obtained the Parent Stockholder Approval and (ii) the Company shall have obtained the Company Stockholder Approval.

(e)   The Lock-Up Agreements will continue to be in full force and effect as of immediately following the First Effective Time.

(f)   The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware, containing such amendments as are necessary to consummate the transactions contemplated by this Agreement.

(g)   Parent shall have filed the Certificate of Designation with the Secretary of State of the State of Delaware.

(h)   The Securities Purchase Agreement shall be in full force and effect and cash proceeds of not less than the Concurrent Investment Amount shall have been received by the Company, or will be received by the Company substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement.

(i)   (i) The approval of the listing of the additional shares pursuant to the Nasdaq Listing Application shall have been approved for listing (subject to official notice of issuance) on Nasdaq and (ii) Parent has maintained its existing listing on Nasdaq and obtained approval of the listing of the combined corporation on Nasdaq.

Section 8.2   Conditions Precedent to Obligation of the Company.   The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a)  Accuracy of Representations.  The representations and warranties of Parent and Merger Subs made in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). The Parent Fundamental Representations shall have been true and correct except in de minimis respects as of the date of this Agreement and shall be true and correct except in de minimis respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) in respect of Section 5.2 for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).

(b)  Performance of Covenants.  Parent shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.

(c)  No Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(d)  Termination of the Investor Agreements.  The Investor Agreements shall have been terminated.

(e)  Documents.  The Company shall have received the following documents, each of which shall be in full force and effect:

(i)  a certificate executed by an officer of Parent certifying that the conditions set forth in Section 8.2(a), (b), (c) and (d) have been duly satisfied;

(ii)  written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 7.10; and

(iii)  the Parent Net Cash Schedule.

(f)  If Parent declares the Pre-Closing Cash Dividend, then the Pre-Closing Cash Dividend Amount shall have been deposited by Parent with Parent's transfer agent for further distribution to the holders of the shares of Parent Capital Stock outstanding as of the record date of the Pre-Closing Cash Dividend.

Section 8.3  Conditions Precedent of Parent and Merger Subs.  The obligations of Parent and Merger Subs to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

(a)  Accuracy of Representations.  The representations and warranties of the Company made in this Agreement (other than the Company Fundamental Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company

Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). The Company Fundamental Representations shall have been true and correct except in de minimis respects as of the date of this Agreement and shall be true and correct except in de minimis respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) in respect of Section 4.2 for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date), or (z) variances arising solely due to the transactions contemplated under the Securities Purchase Agreement.

(b)     Performance of Covenants.    The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.

(c)     No Material Adverse Effect.    Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d)     Closing Certificate.    Parent shall have received a certificate executed by an officer of the Company certifying (i) that the conditions set forth in Section 8.3(a), (b), and (c) have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 7.13 is true and accurate in all respects as of the Closing Date.

## ARTICLE IX
## TERMINATION

Section 9.1    Termination.    This Agreement may be terminated prior to the First Effective Time (whether before or after the adoption of this Agreement by the Company's stockholders and whether before or after approval of the Parent Stockholder Proposal by Parent's stockholders, unless otherwise specified below):

(a)    by mutual consent of Parent and the Company;

(b)    by either Parent or the Company if the Merger shall not have been consummated by April 30, 2025 (the "End Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company or Parent if such party's (or in the case of Parent, Merger Subs') breach of this Agreement has been a principal cause of the failure of the Merger to occur on or before the End Date;

(c)    by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions, provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if such party's (or in the case of Parent, Merger Subs') breach of this Agreement is a principal cause of any such Governmental Entity issuing any such order or taking any such other action;

(d)    by either Parent or the Company if the Company Stockholder Approval shall not have been obtained by written consent of the Company's stockholders in lieu of a meeting within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Company Stockholder Approval has been obtained, neither party may terminate this Agreement pursuant to this Section 9.1(d) and (ii) the right to terminate this Agreement under this Section 9.1(d) shall not be available to a party if such party's (or in the case of Parent or Merger Subs') breach of this Agreement is a principal cause of the failure of the Company Stockholder Approval to have been obtained on or before such second (2nd) Business Day;

(e)    by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent's stockholders shall have taken a final vote on the Parent Stockholder Proposal and (ii) the Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to a party if such party's (or in the case of Parent, Merger Subs') breach of this Agreement is a principal cause of the failure of the Parent Stockholder Approval to have been obtained at the Parent Stockholder Meeting;

(f)   by the Company (at any time prior to obtaining the Parent Stockholder Approval) if any Parent Triggering Event shall have occurred;

(g)   by Parent (at any time prior to obtaining the Company Stockholder Approval) if any Company Triggering Event shall have occurred;

(h)   by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Subs or if any representation or warranty of Parent or Merger Subs shall have become inaccurate, in either case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further that if such inaccuracy in Parent's or Merger Subs' representations and warranties or breach by Parent or Merger Subs is curable by Parent or Merger Subs, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) and (ii) Parent or Merger Subs (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Subs is cured prior to such termination becoming effective);

(i)   by the Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of Parent or Merger Subs shall have become inaccurate, in either case, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable by the Company, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(j)   by Parent (at any time prior to obtaining the Parent Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 9.1(j), concurrently with Parent's entering into a definitive agreement for a Superior Offer (a "Permitted Alternative Agreement") and after having paid to the Company the Company Termination Fee pursuant to Section 9.3(c); provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from Parent of Parent's intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Parent shall have complied in all material respects with its obligations under Section 6.4 and Section 7.3, and (iii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law.

The party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 9.2    Effect of Termination.    In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3 and Article X (and the related definitions of the defined terms in such section) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 9.3    Expenses; Termination Fees.

(a)    Except as set forth in this Section 9.3 and Section 7.9 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated provided, however, that Parent and the Company shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.

(b)    If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(e) or by the Company pursuant to Section 9.1(f), (ii) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn) and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay the Company, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $2,340,000 (the "Company Termination Fee").

(c)    If this Agreement is terminated (i) by the Company pursuant to Section 9.1(b) or Section 9.1(e) (in which the Company has the right to terminate this Agreement pursuant Section 9.1(f)) or (ii) by Parent pursuant to Section 9.1(j), then Parent shall pay to the Company the Company Termination Fee, by wire transfer of same day funds to an account designated by the Company, (x) in the case of a termination by Parent referred to in the foregoing clause (i) or (ii), prior (and as a condition) to such termination or (y) in the case of a termination by the Company described in the foregoing clause (i), within two (2) Business Days after such termination.

(d)    If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) or by Parent pursuant to Section 9.1(g), (ii) at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (iii) within six (6) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, within ten (10) Business Days after termination (or, if applicable, upon the earlier of such entry into a definitive agreement and/or the consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $5,250,000 (the "Parent Termination Fee"), by wire transfer of same-day funds to an account designated by Parent.

(e)    If this Agreement is terminated by Parent pursuant to Section 9.1(g) (or by the Company in circumstances in which Parent has the right to terminate this Agreement pursuant to Section 9.1(g)), then the Company shall pay to Parent the Parent Termination Fee, by wire transfer of same day funds to an account designated by Parent, (x) in the case of a termination by the Company referred to in the foregoing clause, prior (and as a condition) to such termination or (y) in the case of a termination by Parent described in the foregoing clause, within two (2) Business Days after such termination.

(f)    If either party fails to pay when due any amount payable by it under this Section 9.3, then (i) such party shall reimburse the other party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 9.3 and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the "prime rate" (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(g)    The parties agree that, subject to Section 9.2, the payment of fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees, damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a party, (i) such party shall have no further liability to the other party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such party or seek to obtain any recovery, judgment or damages of any kind against such party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such party) in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other parties and their respective Affiliates shall be precluded from any other remedy against such party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 9.3(g) shall limit the rights of the parties under Section 10.3.

## ARTICLE X
## GENERAL PROVISIONS

Section 10.1    Non-survival of Representations and Warranties.    None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the First Effective Time, other than this Article X and those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the First Effective Time.

Section 10.2    Amendment or Supplement.    This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time, whether before or after Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 10.3    Waiver.    The parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 10.4    Fees and Expenses.    Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other Contemplated Transactions shall be paid by the party incurring such fees or expenses.

Section 10.5    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)    if to Parent, Merger Subs, to:

Aerovate Therapeutics, Inc.
930 Winter Street
Waltham, MA 02451
Attention: Timothy P. Noyes
E-mail:        [***]
                   [***]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
Attention: Edwin O'Connor
Tevia K. Pollard
Email:        [***]
                  [***]

(ii)    if to Company, to:

Jade Biosciences, Inc.
221 Crescent Street, Building 23, Suite 105 Waltham, MA 02453
Attention: Tom Frohlich
E-mail:        [***]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Attention: Ryan Murr, Branden Berns, Chris Trester
Email:        [***],
                  [***],
                  [***]

Section 10.6    Entire Agreement.    This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Securities Purchase Agreements, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms; provided, further, that only Exhibit E (including Exhibit A to such Exhibit) is incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL.

Section 10.7    No Third Party Beneficiaries.

(a)    Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 7.5.

(b)    Except as set forth in the Securities Purchase Agreement, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, except as set forth in the Securities Purchase Agreement, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.8    Governing Law.    This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Contemplated Transactions shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 10.9    Submission to Jurisdiction.    Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Contemplated Transactions. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.10    Assignment; Successors.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.11    Specific Performance.    The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that each party shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives and will not oppose the granting of an injunction, specific performance or other equitable relief on the basis of (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post any bond, surety or other security as a prerequisite to obtaining equitable relief.

Section 10.12    Severability.    Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.13    Waiver of Jury Trial.    EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.

Section 10.14    Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.15    Facsimile or .pdf Signature.    This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 10.16    No Presumption Against Drafting Party.    Each of Parent, Merger Subs and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the Contemplated Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[*The remainder of this page is intentionally left blank*.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

**AEROVATE THERAPEUTICS, INC.**

By: /s/ Timothy P. Noyes
    Name: Timothy P. Noyes
    Title:   Chief Executive Officer

**CARIBBEAN MERGER SUB I, INC.**

By: /s/ Timothy P. Noyes
    Name: Timothy P. Noyes
    Title:   President

**CARIBBEAN MERGER SUB II, LLC**

By: Aerovate Therapeutics, Inc., its Manager

By: /s/ Timothy P. Noyes
    Name: Timothy P. Noyes
    Title:   Chief Executive Officer

**JADE BIOSCIENCES, INC.**

By: /s/ Tom Frolich
    Name: Tom Frolich
    Title:   Chief Executive Officer

# CERTIFICATE OF AMENDMENT TO THE

# SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

# AEROVATE THERAPEUTICS, INC.

Aerovate Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

1. The current name of the Corporation is Aerovate Therapeutics, Inc.

2. The amendments set forth in this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation (this "Certificate of Amendment") have been duly adopted in accordance with Section 242 of the Delaware General Corporation Law by the board of directors of the Corporation (the "Board") and by the stockholders of the Corporation. This Certificate of Amendment hereby amends the Corporation's Second Amended and Restated Certificate of Incorporation, as currently in effect (the "Certificate of Incorporation") as set forth below.

3. Article IV of the Certificate of Incorporation is hereby amended to add the following new Section C immediately following the existing Section B thereof:

## "C. REVERSE STOCK SPLIT

Effective as of [•] p.m. (Eastern Time) on [•], 2025 (such time, the "**Effective Time**"), a one-for-[•] reverse stock split of the shares of Common Stock, pursuant to which every [•] shares of the Common Stock issued and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock from and after the Effective Time, without any action on the part of the Corporation or the respective stockholders thereof (such reclassification and combination of shares, the "**Reverse Stock Split**"). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of any fractional shares, if upon aggregating all of the shares of Common Stock held by a record holder immediately following the Reverse Stock Split such holder would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, the Corporation shall pay in cash (without interest) to each such holder an amount equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price on The Nasdaq Stock Market LLC of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs (with such price proportionately adjusted to give effect to the Reverse Stock Split).

Each stock certificate or book entry share that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book entry share have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each stockholder of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined."

4. Except as amended hereby, the provisions of the Certificate of Incorporation shall remain in full force and effect.

5. This Certificate of Amendment shall be effective at [•] (Eastern Time) as of [•], 2025.

IN WITNESS WHEREOF, this Certificate of Amendment has been signed by an authorized officer of the Corporation on _____ .


**AEROVATE THERAPEUTICS, INC.**


By: _____
Timothy P. Noyes
Chief Executive Officer


## CERTIFICATE OF AMENDMENT TO THE

## SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

## AEROVATE THERAPEUTICS, INC.

Aerovate Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

1. The current name of the Corporation is Aerovate Therapeutics, Inc.

2. The amendments set forth in this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation (this "Certificate of Amendment") have been duly adopted in accordance with Section 242 of the Delaware General Corporation Law by the board of directors of the Corporation and by the stockholders of the Corporation. This Certificate of Amendment hereby amends the Corporation's Second Amended and Restated Certificate of Incorporation, as currently in effect (the "Certificate of Incorporation") as set forth below.

3. The first paragraph of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

"CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is 310,000,000, of which (i) 300,000,000 shares shall be a class designated as common stock, par value $0.0001 per share (the "**Common Stock**"), and (ii) 10,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the "**Undesignated Preferred Stock**")."

4. Except as amended hereby, the provisions of the Certificate of Incorporation shall remain in full force and effect.

5. This Certificate of Amendment shall be effective at [•] (Eastern Time) as of [•], 2025.

IN WITNESS WHEREOF, this Certificate of Amendment has been signed by an authorized officer of the Corporation on _____ .


**AEROVATE THERAPEUTICS, INC.**

By: _____
    Timothy P. Noyes
    Chief Executive Officer


## ARTICLES OF INCORPORATION
## OF
## JADE BIOSCIENCES, INC.

### ARTICLE I
### NAME OF CORPORATION

The name of the corporation is Jade Biosciences, Inc. (the "Corporation"). The Corporation is the resulting entity in the conversion of Aerovate Therapeutics, Inc., a Delaware corporation, into a Nevada corporation and is a continuation of the existence thereof pursuant to Chapter 92A of the Nevada Revised Statutes (as amended from time to time, the "NRS").

### ARTICLE II
### REGISTERED AGENT AND REGISTERED OFFICE

The registered office of the Corporation shall be the street address of its registered agent in the State of Nevada. The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

### ARTICLE III
### PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the NRS.

### ARTICLE IV
### CAPITAL STOCK

A.    Authorized Capital Stock.    The total number of shares of capital stock which the Corporation shall have authority to issue is 310,000,000, of which (i) 300,000,000 shares shall be a class designated as common stock, par value $0.0001 per share (the "Common Stock"), and (ii) 10,000,000 shares shall be a class designated as preferred stock, par value $0.0001 per share (the "Preferred Stock"). The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

B.    Common Stock.    Subject to all the rights, powers and preferences of any outstanding class or series of Preferred Stock and except as provided by law or in these Articles of Incorporation (as amended from time to time, including by any certificate of designation of any outstanding class or series of Preferred Stock, the "Articles"):

1.    the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the "Directors") and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Articles that alters or changes the powers, preferences, rights or other terms of any outstanding class or series of Preferred Stock if the holders of the affected class(es) or series of such Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such class(es) or series, on such amendment pursuant to these Articles or pursuant to the NRS;

2.    dividends and other distributions (as defined in NRS 78.191) may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available therefor, but only when and as declared by the Board of Directors or any authorized committee thereof; and

3.     upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

C.     Preferred Stock.    The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to establish and designate by resolution and by filing a certificate of designation pursuant to the NRS, out of any undesignated and unissued shares of Preferred Stock, shares of Preferred Stock in one or more classes or series, to establish or change from time to time the number of shares of each such class or series (but not below the number of shares thereof then outstanding), and to fix the voting powers (if any), designations, preferences, limitations, restrictions and relative rights of the shares of each series.

## ARTICLE V
## STOCKHOLDER ACTION

A.     Action without Meeting.    Any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by written consent.

B.     Special Meetings.    Except as otherwise required by the NRS and subject to the rights, if any, of the holders of any outstanding class or series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

## ARTICLE VI
## DIRECTORS

A.     General.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

B.     Election of Directors.    Election of Directors need not be by written ballot unless the Bylaws of the Corporation (the "Bylaws") shall so provide.

C.     Number of Directors; Term of Office.    The number of Directors of the Corporation shall be fixed from time to time solely and exclusively by the Board of Directors. The Directors, other than those who may be elected by the holders of any class or series of Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes as nearly equal in number as is practicable, which classes are hereby designated as Class I, Class II and Class III. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election (but at least one-fourth of the total number of the Directors must be elected annually), provided that notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal. Notwithstanding the foregoing, whenever the holders of any class or series of Preferred Stock have the right, voting separately as a series or together with holders of any other class(es) or series of Preferred Stock, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Articles and the certificate of designation relating to each such class or series of Preferred Stock.

D.     Vacancies.    Subject to the rights, if any, of the holders of any class or series of Preferred Stock to elect Directors and to fill vacancies on the Board of Directors relating thereto, any and all vacancies on the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders, and any Director so appointed shall hold office for the remainder of the term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director's successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. Subject to the rights, if any, of the holders of any class or series of

Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to these Articles and the NRS, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy on the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

E.    Removal.    Subject to the rights, if any, of any class or series of Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including any person appointed by the Board of Directors to fill a vacancy in the Board of Directors) may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders of not less than two thirds (2/3) of the voting power of the outstanding shares of capital stock then entitled to vote in an election of Directors. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged cause and bases therefor shall be sent to the Director whose removal will be considered at the meeting.

## ARTICLE VII
## LIMITATION OF LIABILITY

The liability of the Directors and officers of the Corporation is hereby eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of the Directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. Any amendment, repeal or modification of this Article VII (whether approved by the stockholders of the Corporation or pursuant to an amendment of the NRS), shall be prospective only and shall not adversely affect any limitation on the liability of any Director or officer of the Corporation existing at the time of such amendment, repeal or modification with respect to any act or omission of such Director or officer occurring before such amendment, repeal or modification. In the event of any conflict between any section of this Article VII and any other provision of these Articles, the terms and provisions of this Article VII shall control.

## ARTICLE VIII
## AMENDMENT OF BYLAWS

A.    Amendment by Directors.    Except as otherwise provided by law, the Bylaws of the Corporation may be amended or repealed, in whole or in part, and new Bylaws may be adopted, by the Board of Directors.

B.    Amendment by Stockholders.    The Bylaws of the Corporation may be amended or repealed, in whole or in part, and new Bylaws may be adopted, at any annual meeting of stockholders or special meeting of stockholders called for such purpose, by the affirmative vote of the holders of not less than two thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote thereon, voting together as a single class; provided that if the Board of Directors recommends that stockholders approve such amendment, repeal or adoption at such meeting of stockholders, such amendment, repeal or adoption shall only require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote thereon, voting together as a single class.

## ARTICLE IX
## AMENDMENT OF ARTICLES OF INCORPORATION

The Corporation reserves the right to amend or repeal the Articles in the manner now or hereafter prescribed by the NRS and these Articles, and all rights conferred upon stockholders herein are granted subject to this reservation. Whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of the Articles, and in addition to any other vote of holders of capital stock that is required by the Articles or by law, such amendment or repeal shall require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of the holders of a majority of the voting power of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose; provided, however, that the affirmative vote of the holders of not less than two thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of the holders of not less than two thirds (2/3) of the voting power of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V, Article VI, Article VII, Article VIII or Article IX of these Articles.

*   *   *   *

**BYLAWS**
**OF**
**JADE BIOSCIENCES, INC.**
**(a Nevada corporation)**

**ARTICLE I**
**CORPORATE OFFICES**

Section 1.1    Registered Office.    The registered office of Jade Biosciences, Inc., a Nevada corporation (the "Corporation"), shall be the street address of the Corporation's registered agent in the State of Nevada, as determined from time to time by the Corporation's board of directors (the "Board of Directors") in accordance with the Corporation's articles of incorporation (as the same may be amended and/or restated from time to time, and including any Preferred Stock Designation (as defined below), the "Articles of Incorporation").

Section 1.2    Other Offices.    The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as otherwise required by law, at such other place or places, either within or without the State of Nevada, as the Corporation may from time to time determine or the business of the Corporation may require.

**ARTICLE II**
**MEETINGS OF STOCKHOLDERS**

Section 2.1    Annual Meeting.    The annual meeting of stockholders, for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such physical location, if any, either within or without the State of Nevada, on such date, and at such time as the Board of Directors shall fix. The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 2.2    Special Meeting.    Except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the Articles of Incorporation, including any certificate of designation relating to any series of the Corporation's preferred stock (each, a "Preferred Stock Designation"), a special meeting of the stockholders of the Corporation may be called at any time only by the Board of Directors. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Board of Directors.

Section 2.3    Notice of Stockholders' Meetings.

(a)    Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting of stockholders shall specify the physical location, if any, date, and time of the meeting of stockholders, the record date for determining the stockholders entitled to notice of, and to vote, at the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided by law, the Articles of Incorporation or these Bylaws. In the case of a special meeting, the purpose or purposes for which the meeting is called also shall be set forth in the notice.

(b)    Except as otherwise required by law, notice may be given in writing directed to a stockholder's mailing address as it appears on the records of the Corporation and shall be given: (i) if mailed, when notice is deposited in the U.S. mail, postage prepaid; and (ii) if delivered by courier service, the earlier of when the notice is received or left at such stockholder's address.

(c)    So long as the Corporation is subject to the Securities and Exchange Commission's proxy rules set forth in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange

Act"), notice shall be given in the manner required by such rules. To the extent permitted by such rules, notice may be given by electronic transmission directed to the stockholder's electronic mail address, and if so given, shall be given when directed to such stockholder's electronic mail address unless the stockholder has notified the Corporation in writing (including one sent by electronic transmission) of an objection to receiving notice by electronic mail or if such notice is prohibited by Chapter 75 of the Nevada Revised Statutes (as amended from time to time, the "NRS"). If notice is given by electronic mail, such notice shall comply with the applicable provisions of NRS Chapter 75.

(d)    Notice may be given by other forms of electronic transmission with the consent of a stockholder in the manner permitted by NRS Chapter 75 and shall be deemed given as provided therein.

(e)    An affidavit that notice has been given, executed by the Secretary, Assistant Secretary or any transfer agent or other agent of the Corporation, shall be *prima facie* evidence of the facts stated in the notice in the absence of fraud. Notice shall be deemed to have been given to all stockholders who share an address if notice is given in accordance with the "householding" rules set forth in Rule 14a-3(e) under the Exchange Act.

(f)    When a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are: (i) announced at the meeting at which the adjournment is taken; (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxyholders to participate in the meeting by means of remote communication; or (iii) set forth in the notice of meeting given in accordance with Section 2.3(a); provided, however, that if the adjournment is to a date that is more than 60 days later than the meeting date set for the original meeting, a new record date must be fixed and a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for stockholders entitled to notice of and to vote at such adjourned meeting is fixed, the Board of Directors shall fix a new record date for such adjourned meeting in accordance with Section 7.6(a), and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed of such adjourned meeting.

Section 2.4    Organization.

(a)    Meetings of stockholders shall be presided over by the Chair of the Board of Directors, or in his or her absence, by the Chief Executive Officer (if separate and serving as a director) or another person designated by or in the manner provided by the Board of Directors. The Secretary, or in his or her absence, an Assistant Secretary, or in the absence of the Secretary and all Assistant Secretaries, a person whom the chair of the meeting shall appoint, shall act as secretary of the meeting and keep a record of the proceedings thereof.

(b)    The date and time of the opening and the closing of the polls for each matter upon which the stockholders shall vote at a meeting of stockholders shall be announced at the meeting. The Board of Directors may adopt such rules and regulations for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chair of the meeting shall have the authority to adopt and enforce such rules and regulations for the conduct of any meeting of stockholders and the safety of those in attendance as, in the judgment of the chair of the meeting, are necessary, appropriate or convenient for the conduct of the meeting. Rules and regulations for the conduct of meetings of stockholders, whether adopted by the Board of Directors or by the chair of the meeting, may include, without limitation, establishing: (i) an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies, qualified representatives (including rules around who qualifies as such) and such other persons as the chair of the meeting shall permit; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted for consideration of each agenda item and for questions and comments by participants; (vi) regulations for the opening and closing of the polls for balloting and matters that are to be voted on by ballot, if any; and (vii) procedures, if any, that may require attendees to provide the Corporation advance notice of their intent to attend the meeting. Subject to any rules and regulations adopted by the Board of Directors, the chair of the meeting may convene and, for any or no reason, from time to time, adjourn and/or recess any meeting of stockholders pursuant to Section 2.7. The chair of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall declare that a nomination or other business was not properly brought before the meeting if the facts warrant (including if a determination is made that a nomination or other business was not made or proposed, as the case may be, in accordance with Section 2.10 of these Bylaws), and if such chair should so declare, such nomination shall be disregarded or such other business shall not be transacted.

Section 2.5    List of Stockholders.    The Corporation shall prepare, no later than the 10th day before each meeting of stockholders, a complete list of the stockholders of record (as defined in NRS 78.010(1)(k)) entitled to vote at the meeting. Such list shall be arranged in alphabetical order and shall show the physical mailing address, if any, and the number of shares registered in the name of each stockholder, in each case as reflected in the records of the Corporation at the time of the preparation of the list. Nothing in this Section 2.5 shall require the Corporation to include electronic mail addresses or other electronic contact information, or any information regarding beneficial ownership of stock, on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to such stockholder's interests in the meeting as a stockholder (and for no other purpose), for 10 days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting; or (b) during ordinary business hours at the principal place of business of the Corporation. If the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Except as otherwise required by law, the Corporation's stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.5 or to vote in person or by proxy at any meeting of stockholders.

Section 2.6    Quorum.    Except as otherwise required by law, the Articles of Incorporation or these Bylaws, at any meeting of stockholders, the holders of a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy (regardless of whether the proxy has authority to vote on any matter), shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, the holders of a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy (regardless of whether the proxy has authority to vote on any matter), shall constitute a quorum entitled to take action with respect to such matter. If a quorum is not present or represented at any meeting of stockholders, then the chair of the meeting, or the holders of a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon, shall have power to adjourn or recess the meeting from time to time in accordance with Section 2.7, until a quorum is present or represented. Subject to applicable law, if a quorum is present at any meeting of stockholders, the stockholders may continue to transact business until adjournment or recess, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, but unless and until a quorum is present, no business other than adjournment or recess may be transacted. Further, once a share of the Corporation's capital stock is represented in person or by proxy (regardless of whether the proxy has authority to vote on any matter) for any purpose at a meeting, such share shall be deemed present for purposes of determining a quorum for the remainder of the meeting and for any adjournment of the meeting unless a new record date is or must be fixed for the adjourned meeting.

Section 2.7    Adjourned or Recessed Meeting.    Any annual or special meeting of stockholders, whether or not a quorum is present, may be adjourned or recessed for any or no reason from time to time by the chair of the meeting, subject to any rules and regulations adopted by the Board of Directors pursuant to Section 2.4(b). Any such meeting may be adjourned for any or no reason (and may be recessed if a quorum is not present or represented) from time to time by the holders of a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon. At any such adjourned or recessed meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally called.

Section 2.8    Voting; Proxies.

(a)    Except as otherwise required by law or the Articles of Incorporation, each holder of stock of the Corporation entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of such stock held of record by such holder that has voting power upon the subject matter in question.

(b)    Except as otherwise required by law, the Articles of Incorporation, these Bylaws or any law, rule or regulation applicable to the Corporation or its securities, at each meeting of stockholders at which a quorum is present, all corporate actions to be taken by vote of the stockholders shall be authorized by the affirmative vote of at least a majority of the votes cast by stockholders present in person or represented by proxy and entitled to vote on the subject matter, and where a separate vote by a class or series or classes or series is required, if a quorum of such class or series or classes or series is present, such act shall be authorized by the affirmative vote of at least a majority of the votes cast by holders of such class or series or classes or series present in person or represented by proxy and entitled to vote on the subject matter. Voting at meetings of stockholders need not be by written ballot.

(c)    Every stockholder entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more persons authorized to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after six months from the date of its creation, unless the proxy provides for a longer period, which may not exceed seven years from the date of its creation unless and then only for so long as such proxy is irrevocable in accordance with NRS 78.355(5). A proxy shall be irrevocable only pursuant to and in accordance with the applicable provisions of NRS 78.355. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or an executed new proxy bearing a later date.

Section 2.9    Submission of Information Regarding Director Nominees.

(a)    As to each person whom a stockholder proposes to nominate for election or reelection as a director of the Corporation pursuant to Section 2.10, the stockholder must deliver to the Secretary at the principal executive offices of the Corporation the following information:

(i)    a written representation and agreement, which shall be signed by the person proposed to be nominated and pursuant to which such person shall represent and agree that such person: (A) consents to being named as a nominee in a proxy statement and form of proxy relating to the meeting at which directors are to be elected and to serving as a director if elected, and currently intends to serve as a director for the full term for which such person is standing for election; (B) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity: (1) as to how the person, if elected as a director, will act or vote on any issue or question, except as disclosed in such representation and agreement; or (2) that could limit or interfere with the person's ability to comply, if elected as a director, with such person's fiduciary duties under applicable law; (C) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee, except as disclosed in such representation and agreement; and (D) if elected as a director, will comply with all of the Corporation's corporate governance policies and guidelines related to conflict of interest, confidentiality, stock ownership and trading policies and guidelines, and any other policies and guidelines applicable to directors (which will be provided by the Corporation within five business days following a request therefor);

(ii)    all fully completed and signed questionnaires prepared by the Corporation (including those questionnaires required of the Corporation's directors and any other questionnaire the Corporation determines is necessary or advisable to assess whether a nominee will satisfy any qualifications or requirements imposed by the Articles of Incorporation or these Bylaws, any law, rule, regulation or listing standard that may be applicable to the Corporation, and the Corporation's corporate governance policies and guidelines) and the background of any other person or entity on whose behalf the nomination is being made (all of the foregoing, "Questionnaires"). The Questionnaires will be provided by the Corporation within five business days following a request therefor; and

(iii)   a representation that a nominee for election or re-election as a director of the Corporation pursuant to Section 2.10 will provide to the Corporation such other information as the Corporation may reasonably request, including such information reasonably necessary for the Corporation to determine whether a nominee will satisfy any qualifications or requirements imposed by the Articles of Incorporation or these Bylaws, any law, rule, regulation or listing standard that may be applicable to the Corporation, or relevant to a determination whether such person can be considered an independent director.

(b)   If a stockholder has submitted notice of an intent to nominate a candidate for election or re-election as a director pursuant to Section 2.10, all written and signed representations and agreements and all fully completed and signed Questionnaires described in Section 2.9(a) shall be provided to the Corporation at the same time as such notice, and the additional information described in Section 2.9(a)(iii) shall be provided to the Corporation promptly upon request by the Corporation, but in any event within five business days after such request (or by the day prior to the day of the meeting of stockholders, if earlier). All information provided pursuant to this Section 2.9 shall be deemed part of the stockholder's notice submitted pursuant to Section 2.10.

(c)   Notwithstanding the foregoing, if any information or communication submitted pursuant to this Section 2.9 is inaccurate or incomplete in any material respect (as determined by the Board of Directors or any authorized committee thereof) such information shall be deemed not to have been provided in accordance with this Section 2.9 for purposes of compliance herewith. Upon written request of the Secretary, the stockholder giving notice of an intent to nominate a candidate for election shall provide, within five business days after delivery of such request (or such longer period as may be specified in such request), (i) written verification, reasonably satisfactory to the Corporation, to demonstrate the accuracy of any information submitted and (ii) a written affirmation of any information submitted as of an earlier date. If such stockholder fails to provide such written verification or affirmation within such time period, the information as to which written verification or affirmation was requested may be deemed not to have been provided in accordance with this Section 2.9 for purposes of compliance herewith.

Section 2.10   Notice of Stockholder Business and Nominations.

(a)   Annual Meeting.

(i)   Nominations of persons for election to the Board of Directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only: (A) pursuant to the Corporation's notice of meeting or any supplement thereto; (B) by or at the direction of the Board of Directors or any authorized committee thereof; or (C) by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.10(a) is delivered to the Secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.10(a). For the avoidance of doubt, the foregoing clause (C) shall be the exclusive means for a stockholder to make nominations or propose other business at an annual meeting of stockholders (other than a proposal included in the Corporation's proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act).

(ii)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.10(a)(i)(C), the stockholder must have given timely notice thereof in writing to the Secretary and, in the case of business other than nominations, such business must be a proper subject for stockholder action. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business (as defined in Section 2.10(c)(iii)) on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held or deemed to have been held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement (as defined in Section 2.10(c)(iii)) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice of the meeting has already been given to stockholders or a public announcement of the meeting date has already been made, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. A stockholder's notice given in accordance with this Section 2.10 must contain the names of only those nominees for whom such stockholder (or beneficial owner, if any) intends to solicit proxies, and a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in this Section 2.10(a); provided that, in the event a stockholder's notice includes one or more substitute nominees, such stockholder must provide timely notice of such substitute nominee(s) in accordance with the provisions of Section 2.9 and this Section 2.10 (including, without limitation, satisfaction of all applicable informational requirements set forth therein). For the avoidance of doubt, the number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of the beneficial owner) shall not exceed the number of directors to be elected at such annual meeting. Such stockholder's notice shall set forth:

(A)    as to each person whom the stockholder proposes to nominate for election or re-election as a director:

(1)    a written statement, not to exceed 500 words, in support of such person;

(2)    all information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act; and

(3)    the information required to be submitted regarding nominees pursuant to Section 2.9, including, within the time period specified in Section 2.9(c), all fully completed and signed Questionnaires described in Section 2.9(a)(ii);

(B)    as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the proposal is made, and if such stockholder or beneficial owner is an entity, any related person (as defined below);

(C)    as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or the other business is proposed:

(1)    the name and address of such stockholder, as they appear on the Corporation's books, and the name and address of such beneficial owner;

(2)    the class or series and number of shares of stock of the Corporation that are owned of record by such stockholder and such beneficial owner as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing

within five business days after the record date for such meeting of the class or series and number of shares of stock of the Corporation owned of record by the stockholder and such beneficial owner as of the record date for the meeting; and

(3)   a representation that the stockholder (or a qualified representative of the stockholder) intends to appear at the meeting to make such nomination or propose such business; and

(D)   as to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such stockholder or beneficial owner is an entity, as to each individual who is a director, executive officer, general partner or managing member of such entity or of any other entity that has or shares control of such entity (any such individual or entity, a "related person"):

(1)   the class or series and number of shares of stock of the Corporation that are beneficially owned (as defined in Section 2.10(c)(iii)) by such stockholder or beneficial owner and by any related person as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the Corporation beneficially owned by such stockholder or beneficial owner and by any related person as of the record date for the meeting;

(2)   a description (which description shall include, in addition to all other information described in this clause (2), information identifying all parties thereto) of (x) any plans or proposals that such stockholder, beneficial owner, if any, or related person may have with respect to securities of the Corporation that would be required to be disclosed pursuant to Item 4 of Exchange Act Schedule 13D and (y) any agreement, arrangement or understanding with respect to the nomination or other business between or among such stockholder, beneficial owner, if any, or related person and any other person, including, without limitation, any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (in the case of either clause (x) or (y), regardless of whether the requirement to file a Schedule 13D is applicable), and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such plans or proposals with respect to securities of the Corporation or any such agreement, arrangement or understanding in effect as of the record date for the meeting;

(3)   a description (which description shall include, in addition to all other information described in this clause (3), information identifying all parties thereto) of any instrument, agreement, arrangement or understanding (including, without limitation, any option, warrant, forward contract, swap, contract of sale or other derivative or similar agreement or short positions, profit interests, hedging or pledging transactions, voting rights, dividend rights and/or borrowed or loaned shares), regardless of whether it is to be settled with shares or with cash based on the notional amount or value of outstanding shares of stock, that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder, beneficial owner, if any, or related person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Corporation's stock or the share price of any class or series of the capital stock of any principal competitor of the Corporation (as defined for the purposes of Section 8 of the Clayton Antitrust Act of 1914) or maintain, increase or decrease the voting power of the stockholder, beneficial owner, if any, or related person with respect to securities of the Corporation or of any principal competitor of the Corporation, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such instrument, agreement, arrangement or understanding in effect as of the record date for the meeting;

(4)    any equity interests in any principal competitor of the Corporation (as defined for the purposes of Section 8 of the Clayton Antitrust Act of 1914) held by or on behalf of such stockholder or beneficial owner, if any, and any related person as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such equity interests held as of the record date for the meeting;

(5)    a representation as to whether the stockholder, beneficial owner, if any, related person or any other participant (as defined in Item 4 of Schedule 14A under the Exchange Act) will engage in a solicitation with respect to such nomination or proposal and, if so, whether such solicitation will be conducted as an exempt solicitation under Rule 14a-2(b) of the Exchange Act, the name of each participant in such solicitation and the amount of the cost of solicitation that has been and will be borne, directly or indirectly, by each participant in such solicitation and (x) in the case of a proposal of business other than nominations, whether such person or group intends to deliver, a proxy statement and form of proxy to holders of at least the percentage of the Corporation's voting shares required under applicable law to carry the proposal, (y) in the case of any solicitation that is subject to Rule 14a-19 of the Exchange Act, confirming that such person or group will deliver, through means satisfying each of the conditions that would be applicable to the Corporation under either Exchange Act Rule 14a-16(a) or Exchange Act Rule 14a-16(n), a proxy statement and form of proxy to holders of at least 67% of the voting power of the Corporation's stock entitled to vote generally in the election of directors, and/or (z) whether such person or group intends to otherwise solicit proxies from holders of the Corporation's stock in support of such proposal or nomination (for purposes of this clause (5), the term "holders" shall include, in addition to stockholders of record, any beneficial owners pursuant to Rule 14b-1 and Rule 14b-2 of the Exchange Act); and

(6)    a representation that promptly after soliciting the holders of the Corporation's stock referred to in the representation required under Section 2.10(a)(ii)(D)(5), and in any event no later than the 10th day before such meeting of stockholders, such stockholder or beneficial owner will provide the Corporation with documents, which may take the form of a certified statement and documentation from a proxy solicitor, specifically demonstrating that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of such percentage of the Corporation's stock.

(iii)    Notwithstanding anything in this Section 2.10(a) to the contrary, if any information or communication submitted pursuant to this Section 2.10 is inaccurate or incomplete in any material respect (as determined by the Board of Directors (or any authorized committee thereof)) such information shall be deemed not to have been provided in accordance with this Section 2.10 for purposes of compliance herewith. Upon written request of the Secretary, the stockholder giving notice of an intent to nominate a candidate for election or propose other business shall provide, within five business days after delivery of such request (or such longer period as may be specified in such request), (i) written verification, reasonably satisfactory to the Corporation, to demonstrate the accuracy of any information submitted and (ii) a written affirmation of any information submitted as of an earlier date. If such stockholder fails to provide such written verification or affirmation within such period, the information as to which written verification or affirmation was requested may be deemed not to have been provided in accordance with this Section 2.10 for purposes of compliance herewith. The obligation to update and supplement as set forth in Section 2.9, this Section 2.10 or any other section of these Bylaws shall not limit the Corporation's rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or under any other provision of these Bylaws or enable or be deemed to permit a stockholder who has previously submitted notice hereunder or under any other provision of these Bylaws to amend or update any nomination or other business proposal or to submit any new nomination or other business proposal, including by changing or adding nominees, matters, business and or resolutions proposed to be brought before a meeting of stockholders.

(iv)    Notwithstanding anything in Section 2.10(a)(ii) or Section 2.10(b) to the contrary, if the record date for determining the stockholders entitled to vote at any meeting of stockholders is different from the record date for determining the stockholders entitled to notice of the meeting, a stockholder's notice required by this Section 2.10 shall set forth a representation that the stockholder will notify the Corporation in writing within five business days after the record date for determining the stockholders entitled to vote at the meeting, or by the opening of business on the date of the meeting (whichever is earlier), of the information required under this Section 2.10(a), and such information when provided to the Corporation shall be current as of the record date for determining the stockholders entitled to vote at the meeting.

(v)    This Section 2.10(a) shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of his or her intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

(vi)    Notwithstanding anything in this Section 2.10(a) to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees proposed by the Board of Directors to be elected at such meeting or specifying the size of the increased Board of Directors made by the Corporation at least 10 days prior to the last day a stockholder may deliver a notice in accordance with Section 2.10(a)(ii), a stockholder's notice required by this Section 2.10(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b)    Special Meeting.    Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting: (i) by or at the direction of the Board of Directors or any authorized committee thereof; or (ii) provided that the Board of Directors has determined that one or more directors are to be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.10(b) is delivered to the Secretary, who is entitled to vote at the meeting and upon such election and who delivers notice thereof in writing setting forth the information required by Section 2.10(a) and provides the additional information required by Section 2.9. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the notice required by this Section 2.10(b) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made by the Corporation. A stockholder's notice given in accordance with this Section 2.10(b) must contain the names of only those nominees for whom such stockholder (or beneficial owner, if any) intends to solicit proxies, and a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in this Section 2.10(b); provided that, in the event a stockholder's notice includes one or more substitute nominees, such stockholder must provide timely notice of such substitute nominee(s) in accordance with the provisions of this Section 2.10(b) (including, without limitation, satisfaction of all applicable informational requirements set forth in Section 2.9 and Section 2.10(a)). For the avoidance of doubt, the number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In no event shall an adjournment, recess or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(c)  General.

(i)  Except as otherwise required by law, only such persons who are nominated in accordance with the procedures set forth in this Section 2.10 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.10. Notwithstanding any other provisions of these Bylaws, a stockholder (and any beneficial owner on whose behalf a nomination is made or other business is proposed, and if such stockholder or beneficial owner is an entity, any related person), shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.10; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.10. The Chair of the Board of Directors, the chair of the meeting or any other person designated by the Board of Directors shall determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.10 (including whether a stockholder or beneficial owner provided all information and complied with all representations required under Section 2.9 or this Section 2.10 or complied with the requirements of Rule 14a-19 under the Exchange Act). If any proposed nomination or other business is not in compliance with this Section 2.10, including due to a failure to comply with the requirements of Rule 14a-19 under the Exchange Act, then except as otherwise required by law, the chair of the meeting shall declare that such nomination shall be disregarded or that such other business shall not be transacted, notwithstanding that votes and proxies in respect of any such nomination or other business may have been received by the Corporation. In furtherance of and not by way of limitation of the foregoing provisions of this Section 2.10, unless otherwise required by law, or otherwise determined by the Chair of the Board of Directors, the chair of the meeting or any other person designated by the Board of Directors, (A) if the stockholder does not provide the information required under Section 2.9 or this Section 2.10 to the Corporation within the time frames specified herein or (B) if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other business, any such nomination shall be disregarded or any such other business shall not be transacted, notwithstanding that votes and proxies in respect of any such nomination or other business may have been received by the Corporation.

(ii)  To be considered a qualified representative of a stockholder for purposes of these Bylaws, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction of the writing) delivered to the Corporation prior to the making of such nomination or proposal at such meeting (and in any event not fewer than five business days before the meeting) stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.

(iii)  For purposes of this Section 2.10, the "close of business" shall mean 6:00 p.m. local time at the principal executive offices of the Corporation on any calendar day, whether or not the day is a business day, and a "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act. For purposes of Section 2.10(a)(ii)(D)(1), shares shall be treated as "beneficially owned" by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both); (B) the right to vote such shares, alone or in concert with others; provided, however, that a person shall not be deemed to beneficially own such shares if the right to vote such shares arises solely from a revocable proxy or consent given to such person in response to a public proxy or consent solicitation made pursuant to and in accordance with applicable rules and regulations promulgated under the

Exchange Act; and/or (C) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.

(iv)    Nothing in this Section 2.10 shall be deemed to affect any rights (A) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act or (B) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Articles of Incorporation.

(v)    Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use for solicitation by the Board of Directors.

Section 2.11    No Action by Written Consent.    Except as otherwise provided for or fixed pursuant to the Articles of Incorporation, no action that is required or permitted to be taken by the stockholders of the Corporation may be effected by consent of stockholders in lieu of a meeting of stockholders.

Section 2.12    Inspectors of Election.    Before any meeting of stockholders, the Corporation may, and shall if required by law, appoint one or more inspectors of election to act at the meeting and make a written report thereof. Inspectors may be employees of the Corporation. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting may, and shall if required by law, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Inspectors need not be stockholders. No director or nominee for the office of director at an election shall be appointed as an inspector at such election. Such inspectors shall:

(a)    determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity of proxies and ballots;

(b)    determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors;

(c)    count and tabulate all votes and ballots; and

(d)    certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

Section 2.13    Meetings by Remote Communications.    The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any physical location, but may instead be held solely by means of remote communication in accordance with NRS 78.320(4)-(6). If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication: (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated physical location or solely by means of remote communication, provided that: (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 2.14    Delivery to the Corporation.    Whenever this Article II requires one or more persons (including a stockholder of record or a beneficial owner of stock) to deliver a document or information (other than a document authorizing another person to act for a stockholder by proxy at a meeting of stockholders pursuant to NRS 78.355) to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), the Corporation shall not be required to accept delivery of such document or information unless the document or information is in a writing in physical form exclusively (and not in an electronic record) and delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested. For the avoidance of doubt, the Corporation expressly opts out of NRS 75.150 with respect to the delivery of information and documents (other than a document authorizing another person to act for a stockholder by proxy at a meeting of stockholders pursuant to NRS 78.355) to the Corporation required by this Article II.

## ARTICLE III
### DIRECTORS

Section 3.1    Powers.    Except as otherwise required by the NRS or as provided in the Articles of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities these Bylaws expressly confer upon it, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Articles of Incorporation or these Bylaws required to be exercised or done by the stockholders.

Section 3.2    Number, Classification, Term of Office and Election.    Except as otherwise provided for or fixed pursuant to the Articles of Incorporation, the Board of Directors shall consist of such number of directors as shall be determined from time to time solely by resolution of a majority of the directors then in office. The directors shall hold office in the manner provided in the Articles of Incorporation, and if so provided in the Articles of Incorporation, the directors shall be classified in the manner so provided. At any meeting of stockholders at which directors are to be elected, directors shall be elected by a plurality of the votes cast. Directors need not be stockholders unless so required by the Articles of Incorporation or these Bylaws, wherein other qualifications for directors may be prescribed.

Section 3.3    Vacancies and Newly Created Directorships.    Subject to the rights of the holders of any outstanding series of Preferred Stock, and unless otherwise required by law, newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other reason shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by the sole remaining director, and any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 3.4    Resignations and Removal.

(a)    Any director may resign at any time upon notice given in a writing (including one sent by electronic transmission) to the Board of Directors, the Chair of the Board of Directors or the Secretary. Such resignation shall take effect upon delivery, unless the resignation specifies a later effective date or time or an effective date or time determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(b)    Any director, or the entire Board of Directors, may be removed from office at any time, but only pursuant to and in accordance with the applicable provisions of the Articles of Incorporation and the NRS.

Section 3.5    Regular Meetings.    Regular meetings of the Board of Directors shall be held at such physical location, if any, within or without the State of Nevada, on such date and at such time, as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 3.6    Special Meetings.    Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chair of the Board of Directors, the Chief Executive Officer (if separate and serving as a director) or a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the physical location, if any, within or without the State of Nevada, date and time of such meetings. Notice of each such meeting shall be given to each director, if by mail, addressed to such director at his or her residence or usual place of business, at least five days before the day on which such meeting is to be held, or shall be sent to such director by electronic transmission, or by personal delivery or by telephone, in each case at least 24 hours prior to the time set for such meeting. A notice of special meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.7    Remote Participation in Meeting.    Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or any other remote communication permitted under the NRS, and such participation shall constitute presence in person at such meeting.

Section 3.8    Quorum and Voting.    Except as otherwise required by law, the Articles of Incorporation or these Bylaws, a majority of the total number of directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the vote of a majority of the directors present at a duly held meeting at which a quorum is present shall be the act of the Board of Directors. The chair of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally called.

Section 3.9    Board of Directors Action by Written Consent Without a Meeting.    Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or any committee thereof, may be taken without a meeting, provided that all members of the Board of Directors or committee, as the case may be, consent in writing (including one sent by electronic transmission) to such action. After an action is taken, the consent or consents relating thereto shall be filed with the minutes or proceedings of the Board of Directors or committee in the same paper or electronic form as the minutes are maintained. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action shall be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given at such effective time so long as such person is then a director and did not revoke the consent prior to such time, and any such consent shall be revocable prior to its becoming effective.

Section 3.10    Chair of the Board of Directors.    The Chair of the Board of Directors shall preside at meetings of stockholders in accordance with Section 2.4(a) and at meetings of directors and shall perform such other duties as the Board of Directors may from time to time determine. If the Chair of the Board of Directors is not present at a meeting of the Board of Directors, the Chief Executive Officer (if separate and serving as a director) or another director chosen by or in the manner provided by the Board of Directors shall preside.

Section 3.11    Rules and Regulations.    The Board of Directors may adopt such rules and regulations not inconsistent with the provisions of law, the Articles of Incorporation or these Bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board of Directors shall deem proper.

Section 3.12    Fees and Compensation of Directors.    Unless otherwise restricted by the Articles of Incorporation, the Board of Directors, without regard to personal interest, may establish the compensation of directors for services in any capacity pursuant to and in accordance with NRS 78.140(5). If the Board of Directors so establishes the compensation of directors, such compensation is presumed to be fair to the corporation unless proven unfair by a preponderance of the evidence.

**ARTICLE IV**
**COMMITTEES**

Section 4.1    Committees of the Board of Directors.    The Board of Directors may designate one or more committees, provided that each such committee must have among its members at least one director of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by law and provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation (if any) to be affixed to all papers that may require it. All committees of the Board of Directors shall keep minutes of their meetings and shall report their proceedings to the Board of Directors when requested or required by the Board of Directors.

Section 4.2    Meetings and Action of Committees.    Unless the Board of Directors provides otherwise by resolution, any committee of the Board of Directors may adopt, alter and repeal such rules and regulations not inconsistent with the provisions of law, the Articles of Incorporation or these Bylaws for the conduct of its meetings as such committee may deem proper. A majority of the members then serving on a committee shall constitute a quorum for the transaction of business by the committee except as otherwise required by law, the Articles of Incorporation or these Bylaws, and except as otherwise provided in a resolution of the Board of Directors; provided, however, that in no case shall a quorum be less than one-third of the members then serving on the committee, one of whom must be a director of the Corporation. Unless the Articles of Incorporation, these Bylaws or a resolution of the Board of Directors requires a greater number, the vote of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of the committee.

## ARTICLE V
## OFFICERS

Section 5.1    Officers.    The officers of the Corporation shall include a Chief Executive Officer, a Head of Finance (referred to throughout these Bylaws as a "Chief Financial Officer"), and a Secretary, each of whom shall be elected by the Board of Directors. The Corporation may have such other officers as the Board of Directors or the Chief Executive Officer or another authorized officer may determine and appoint from time to time. Officers shall have such authority, functions or duties as set forth in these Bylaws or as determined by the Board of Directors or the Chief Executive Officer or another authorized officer. Each officer shall hold office until such person's successor shall have been duly elected and qualified, or until such person's earlier death, disqualification, resignation or removal. Any number of offices may be held by the same person. The Board of Directors may determine to leave any office vacant.

Section 5.2    Additional Positions and Titles.    The Corporation may have assistant officers, with such powers and duties as the Board of Directors, or the Chief Executive Officer or another authorized officer, may from time to time determine. Any officer or employee may be assigned any additional title, with such powers and duties, as the Board of Directors or an authorized officer may from time to time determine. Any persons appointed as assistant officers, and any persons upon whom such titles are conferred, shall not be deemed officers of the Corporation unless appointed by the Board of Directors or the Chief Executive Officer pursuant to Section 5.1.

Section 5.3    Compensation.    The salaries of the officers of the Corporation shall be fixed from time to time by the Board of Directors or by any person or persons to whom the Board of Directors has delegated such authority.

Section 5.4    Removal, Resignation and Vacancies.    Any officer of the Corporation, or any assistant officer, may be removed, with or without cause, by the Board of Directors or an authorized officer. Any officer or assistant officer, if appointed by the Chief Executive Officer or another authorized officer, also may be removed by the officer authorized to appoint such officer or assistant officer. Any officer may resign at any time upon notice given in writing (including one sent by electronic transmission) to the Corporation. Any resignation or removal shall be without prejudice to the rights, if any, of such officer under any contract to which such officer is a party. Any vacancy occurring in any office of the Corporation may be filled in accordance with Section 5.1 or Section 5.2, as applicable, or such office may be left vacant.

Section 5.5    Chief Executive Officer.    The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, shall be responsible for corporate policy and strategy, and shall report directly to the Board of Directors.

Section 5.6    Chief Financial Officer.    The Chief Financial Officer shall exercise all the powers and perform the duties of the office of the Chief Financial Officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall perform such other duties as the Board of Directors or the Chief Executive Officer may from time to time determine.

Section 5.6    Secretary.    The powers and duties of the Secretary shall include acting as Secretary at all meetings of the Board of Directors, of the committees of the Board of Directors and of the stockholders, and performing all other duties incident to the office of Secretary. The Secretary shall perform such other duties as the Board of Directors, the Chief Executive Officer or another authorized officer may from time to time determine.

Section 5.7    Authority and Duties of Officers.    The Chief Executive Officer, Chief Financial Officer, and the Secretary shall have such authority, functions or duties as set forth in these Bylaws or as determined by the Board of Directors. Other officers shall have such authority, functions or duties as set forth in these Bylaws or as determined by the Board of Directors, the Chief Executive Officer or another officer authorized to prescribe the duties of such officer. To the extent not so set forth or determined, each such officer shall have such authority, functions or duties as those that generally pertain to their respective offices, subject to the control of the Board of Directors. Unless otherwise determined by the Board of Directors or otherwise provided by law or these Bylaws, contracts, evidences of indebtedness and other instruments or documents of the Corporation may be executed, signed or endorsed: (i) by the Chief Executive Officer; or (ii) by other officers of the Corporation, in each case only with regard to such instruments or documents that pertain to or relate to such person's duties or business functions.

Section 5.8    Action with Respect to Securities of Other Corporations or Entities.    The Chief Executive Officer, or any other person or persons to whom the Board of Directors or the Chief Executive Officer has delegated such authority, is authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares or other equity interests of any other corporation or entity or corporations or entities, standing in the name of the Corporation. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

Section 5.9    Delegation.    The Board of Directors or an officer authorized by the Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding the foregoing provisions of this Article V.

## ARTICLE VI
## INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 6.1    Right to Indemnification.

(a)    Each person who was or is a party or is threatened to be made a party to, or was or is otherwise involved in, any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry, judicial, administrative or legislative hearing, or any other threatened, pending or completed proceeding, whether brought by or in the right of the Corporation or otherwise, including any and all appeals, whether of a civil, criminal, administrative, legislative, investigative or other nature (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or an officer of the Corporation or while a director or an officer of the Corporation is or was serving at the request of the Corporation as a director, officer, manager, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), or by reason of anything done or not done by him or her in any such capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the NRS, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes, penalties and amounts paid in settlement by or on behalf of the indemnitee) actually and reasonably incurred by such indemnitee in connection therewith, all on the terms and conditions set forth in these Bylaws; provided, however, that, except as otherwise required by law or provided in Section 6.4 with respect to suits to enforce rights under this Article VI, the Corporation shall indemnify any such indemnitee in connection with a proceeding, or part thereof, voluntarily initiated by such indemnitee (including claims and counterclaims, whether such counterclaims are asserted by: (i) such indemnitee; or (ii) the Corporation in a proceeding initiated by such indemnitee) only if such proceeding, or part thereof, was authorized or ratified by the Board of Directors or the Board of Directors otherwise determines that indemnification or advancement of expenses is appropriate.

(b)    Any reference to an officer of the Corporation in this Article VI shall be deemed to refer exclusively to the Chief Executive Officer, Chief Financial Officer and Secretary and any officer of the Corporation (1) appointed by the Board of Directors pursuant to Section 5.1 or (2) designated by the Board of Directors as such for purposes of Section 16 of the Exchange Act, and any reference to an officer of any other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other enterprise pursuant to the articles of incorporation and bylaws (or equivalent organizational documents) of such other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other enterprise has been given or has used the title of "Vice President" or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other enterprise shall not, by itself, result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other enterprise for purposes of this Article VI.

Section 6.2    Right to Advancement of Expenses.

(a)    In addition to the right to indemnification conferred in Section 6.1, an indemnitee shall, to the fullest extent permitted by law, also have the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that an advancement of expenses shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision of a court of competent jurisdiction from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Article VI or otherwise.

(b)    Notwithstanding the foregoing Section 6.2(a), the Corporation shall not make or continue to make advancements of expenses to an indemnitee if a determination is reasonably made that the facts known at the time such determination is made demonstrate clearly and convincingly that the indemnitee acted in bad faith or in a manner that the indemnitee did not reasonably believe to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal proceeding, that the indemnitee had reasonable cause to believe his or her conduct was unlawful. Such determination shall be made: (i) by the Board of Directors by a majority vote of directors who are not parties to such proceeding, whether or not such majority constitutes a quorum; (ii) by a committee of such directors designated by a majority vote of such directors, whether or not such majority constitutes a quorum; or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the indemnitee.

Section 6.3    Indemnification for Successful Defense.    To the extent that an indemnitee has been successful on the merits or otherwise in defense of any proceeding (or in defense of any claim, issue or matter therein), such indemnitee shall be indemnified under this Section 6.3 against expenses (including attorneys' fees) actually and reasonably incurred in connection with such defense. Indemnification under this Section 6.3 shall not be subject to satisfaction of a standard of conduct, and the Corporation may not assert the failure to satisfy a standard of conduct as a basis to deny indemnification or recover amounts advanced, including in a suit brought pursuant to Section 6.4 (notwithstanding anything to the contrary therein).

Section 6.4    Right of Indemnitee to Bring Suit.    If a request for indemnification under Section 6.1 or Section 6.3 is not paid in full by the Corporation within 60 days, or if a request for an advancement of expenses under Section 6.2 is not paid in full by the Corporation within 20 days, after a written request has been received by the Secretary, the indemnitee may at any time thereafter bring suit against the Corporation in a court of competent jurisdiction in the State of Nevada seeking an adjudication of entitlement to such indemnification or advancement of expenses. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit to the fullest extent permitted by law. In any suit brought by the indemnitee to enforce a right to indemnification hereunder it shall be a defense that the indemnitee has not met any applicable standard of conduct for indemnification set forth in NRS 78.7502 or 78.751, as applicable. Further, in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met any applicable standard of conduct for indemnification set forth in NRS 78.751. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met any applicable standard of conduct, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the indemnitee has not met any such applicable standard of conduct, shall create a presumption that the indemnitee has not met such applicable standard(s) of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under applicable law, this Article VI or otherwise, shall be on the Corporation.

Section 6.5    Non-Exclusivity of Rights.    The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right that any person may have or hereafter acquire under any law, agreement, vote of stockholders or disinterested directors, provisions of the Articles of Incorporation or Bylaws, or otherwise.

Section 6.6    Insurance.    The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the NRS.

Section 6.7    Indemnification of Employees and Agents of the Corporation; Service at Subsidiaries.    The Corporation may, to the extent and in the manner permitted by law, and to the extent authorized from time to time, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation. Any person serving as a director, manager or officer of a subsidiary of the Corporation shall be entitled to the rights to indemnification conferred in this Article VI, and to the advancement of expenses, as defined in Section 6.2, with respect to his or her service at such subsidiary; provided, however, that the advancement of expenses to any person who is not an indemnitee as defined in Section 6.1(a) shall be at the discretion of the Corporation. Any director, manager or officer of a subsidiary is deemed to be serving such subsidiary at the request of the Corporation, and the Corporation is deemed to be requesting such service. This Article VI shall, to the fullest extent permitted by law, supersede any conflicting provisions contained in the governance documents of any other subsidiary of the Corporation. In addition, the Corporation may, to the extent and in the manner permitted by law, and to the extent authorized from time to time, grant rights to indemnification and to the advancement of expenses to individuals with respect to their service as an employee or agent of subsidiaries of the Corporation.

Section 6.8    Nature of Rights.    The rights conferred upon indemnitees in this Article VI shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.

Section 6.9    Settlement of Claims.    To the fullest extent permitted by law and notwithstanding anything in this Article VI to the contrary, the Corporation shall not be liable to indemnify any indemnitee under this Article VI for any amounts paid in settlement of any proceeding effected without the Corporation's written consent, which consent shall not be unreasonably withheld.

Section 6.10  Subrogation.  In the event of payment under this Article VI, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee (excluding insurance obtained on the indemnitee's own behalf), and the indemnitee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

Section 6.11  Severability.  If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law: (a) the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not by themselves invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent of the parties that the Corporation provide protection to the indemnitee to the fullest extent set forth in this Article VI.

## ARTICLE VII
## CAPITAL STOCK

Section 7.1  Certificates of Stock.  The shares of the Corporation shall be represented by certificates; provided, however, that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation, including, without limitation, the Chief Executive Officer, the Chief Financial Officer, the Treasurer (if any), the Controller (if any), the Secretary, or any Assistant Treasurer or Assistant Secretary certifying the number of shares owned by such holder in the Corporation. Any or all such signatures may be facsimiles or otherwise electronic signatures. In case any officer, transfer agent or registrar who has signed or whose facsimile or otherwise electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 7.2  Special Designation on Certificates.  If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the voting powers, designations, preferences, limitations, restrictions and relative rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights of such class or series shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in NRS 78.242, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the voting powers, designations, preferences, limitations, restrictions and relative rights of such class or series of stock. Within a reasonable time after the issuance or transfer of uncertificated stock, the stockholder of record shall be given a notice, in a writing (including one sent by electronic transmission), containing the information required to be set forth or stated on certificates pursuant to this Section 7.2 or NRS 78.235. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 7.3  Transfers of Stock.  Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof or by such holder's attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. Transfers may also be made in any manner authorized by the Corporation (or its authorized transfer agent) and permitted by the NRS.

Section 7.4    Lost Certificates.    The Corporation may issue a new certificate or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or the owner's legal representative to give the Corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares. The Board of Directors may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

Section 7.5    Stockholders of Record.    The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

Section 7.6    Record Date for Determining Stockholders.

(a)    In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjourned meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business (as defined in Section 2.10(c)(iii)) on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjourned meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to notice of, and to vote, at the adjourned meeting.

(b)    In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 7.7    Regulations.    To the extent permitted by applicable law, the Board of Directors may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares of stock of the Corporation.

Section 7.8    Waiver of Notice.    Whenever notice is required to be given under any provision of the NRS or the Articles of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, the Board of Directors or a committee of the Board of Directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Articles of Incorporation or these Bylaws.

## ARTICLE VIII
## GENERAL MATTERS

Section 8.1  Fiscal Year.  The fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December of the same year, or shall extend for such other 12 consecutive months as the Board of Directors may designate.

Section 8.2  Corporate Seal.  The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 8.3  Reliance upon Books, Reports and Records.  Each director and each member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters that such director or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 8.4  Subject to Law and Articles of Incorporation.  All powers, duties and responsibilities provided for in these Bylaws, whether or not explicitly so qualified, are qualified by the Articles of Incorporation and applicable law.

Section 8.5  Electronic Signatures, etc.  Except as otherwise required by the Articles of Incorporation or these Bylaws (including, without limitation, as otherwise required by Section 2.14), any document, including, without limitation, any consent, agreement, certificate or instrument, required by the NRS, the Articles of Incorporation or these Bylaws to be executed by any officer, director, stockholder, employee or agent of the Corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. All other contracts, agreements, certificates or instruments to be executed on behalf of the Corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. The terms "electronic," "signature" and "electronic transmission" as used herein shall have the meanings ascribed thereto in the NRS.

## ARTICLE IX
## EXCLUSIVE FORUM FOR ADJUDICATION OF DISPUTES

Section 9.1  Exclusive Forum.  Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Eighth Judicial District Court of Clark County, Nevada (or, if such state court lacks jurisdiction, then any other state or federal district court located in the State of Nevada); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America located in the State of Nevada. Notwithstanding anything herein to the contrary, and for the avoidance of doubt, this Article IX shall not apply to suits brought to enforce a duty or liability created by the Exchange Act. For purposes of this Article IX, "internal corporate claims" means any action, suit, proceeding or claim (i) brought in the name or right or on behalf of the Corporation, (ii) for or based upon a breach of any fiduciary duty owed by any director, officer, employee or agent of the Corporation in such capacity, (iii) arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of NRS Title 7 (including without limitation NRS Chapters 78 and 92A), the Articles of Incorporation or these Bylaws, or as to which the NRS confers jurisdiction on the courts of the State of Nevada, or (iv) asserting a claim governed by the internal affairs doctrine.

## ARTICLE X
## CHANGES IN NEVADA LAW

Section 10.1  Changes in Nevada Law.  References in these Bylaws to the laws of the State of Nevada or the NRS or to any provision thereof shall be to such law as it existed on the date these Bylaws were adopted or as such law thereafter may be changed; provided that (i) in the case of any change which expands the liability of directors or officers or limits the indemnification rights or the rights to advancement of expenses which the Corporation may provide in Article VI, the rights to limited liability, to indemnification and to the advancement of expenses provided in the Articles of Incorporation and/or these Bylaws shall continue as theretofore in effect to the extent permitted by law; and (ii) if such change permits the Corporation, without the requirement of any further action by stockholders or directors, to limit further the liability of directors or limit the liability of officers or to provide broader indemnification rights or rights to the advancement of expenses than the Corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

## ARTICLE XI
### DEEMED NOTICE AND CONSENT; SEVERABILITY

Section 11.1  Deemed Notice and Consent.   To the fullest extent permitted by law, each and every natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) these Bylaws, (b) the Articles of Incorporation and (c) any amendment to these Bylaws or the Articles of Incorporation enacted or adopted in accordance with these Bylaws, the Articles of Incorporation and applicable law.

Section 11.2  Severability.   If any provision or provisions of these Bylaws shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of these Bylaws (including, without limitation, each portion of any paragraph of the Bylaws containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of the Bylaws (including, without limitation, each such portion of any paragraph of the Bylaws containing any such provision held to be invalid, illegal or unenforceable) shall be construed (a) so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or (b) for the benefit of the Corporation to the fullest extent permitted by law.

## ARTICLE XII
### AMENDMENTS

Section 12.1  Amendments.   In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized to adopt, amend or repeal these Bylaws. Except as otherwise provided in the Articles of Incorporation (including the terms of any Preferred Stock Designation that provides for a greater or lesser vote) or these Bylaws, and in addition to any other vote required by law, the affirmative vote of the holders of at least $66\frac{2}{3}\%$ of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal, or adopt any provision inconsistent with, any provision of these Bylaws.

## ARTICLE XIII
### INAPPLICABILITY OF CONTROLLING INTEREST STATUTES

Notwithstanding any other provision in these Bylaws to the contrary, and in accordance with the provisions of NRS 78.378, the provisions of NRS 78.378 to 78.3793, inclusive, or any successor statutes, relating to acquisitions of controlling interests in the Corporation shall not apply to the Corporation or to any acquisition of any shares of the Corporation's capital stock.

**aerovate** therapeutics

✓OTE

C123456789

000000000.000000 ext    000000000.000000 ext
000000000.000000 ext    000000000.000000 ext
000000000.000000 ext    000000000.000000 ext

## Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

**Votes submitted electronically must be received by April 15, 2025 at 11:59 PM, Eastern Time**

**Online**
Go to www.investorvote.com/AVTE
or scan the QR code – login details are located in the shaded bar below.

**Phone**
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

**Save paper, time and money!**
**Sign up for electronic delivery at www.investorvote.com/AVTE**

ENDORSEMENT_LINE_____ SACKPACK_____

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Using a **black ink** pen, mark your votes with an **X** as shown in this example.
Please do not write outside the designated areas.  [X]

## 2025 Special Meeting Proxy Card

**1234 5678 9012 345**

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

**A** **Proposals – The Board of Directors recommends a vote _FOR_ all the nominees listed in Proposal 7 and _FOR_ Proposals 1, 2, 3, 4, 5, 6, 8 and 9.**

|  | For | Against | Abstain |
|---|---|---|---|
| 1. Nasdaq Stock Issuance Proposal – To approve (i) the issuance of shares of common stock of Aerovate (including the shares of Aerovate common stock issuable upon conversion of the Aerovate Series A Non-Voting Convertible Preferred Stock and exercise of pre-funded warrants to purchase shares of Aerovate common stock), to stockholders of Jade pursuant to the terms of the Agreement and Plan of Merger, by and between Aerovate, Jade, Caribbean Merger Sub I, Inc. and Caribbean Merger Sub II, Inc. (the "Merger Agreement" and such transaction proposed thereby, the "Merger") which will (i) represent more than 20% of the shares of Aerovate common stock outstanding immediately prior to the Merger under Nasdaq Listing Rule 5635(a), and (ii) change of control under Nasdaq Listing Rule 5635(b). | ☐ | ☐ | ☐ |
| 2. Reverse Stock Split Proposal – To approve an amendment to the amended and restated certificate of incorporation of Aerovate to effect a reverse stock split of Aerovate's issued and outstanding common stock at a ratio determined by the Aerovate board of directors and agreed to by Jade, of one new share of Aerovate common stock for every 20 to 120 shares (or any number in between) of outstanding Aerovate common stock in the form attached as Annex B to the accompanying proxy statement/prospectus. | ☐ | ☐ | ☐ |
| 3. Authorized Share Increase Proposal – To approve an amendment to the amended and restated certificate of incorporation of Aerovate to increase the number of shares of Aerovate common stock that Aerovate is authorized to issue from 150,000,000 to 300,000,000, in the form attached as Annex C to the accompanying proxy statement/ prospectus. | ☐ | ☐ | ☐ |
| 4. Redomestication Proposal – To approve the redomestication of Aerovate from the State of Delaware to the State of Nevada by conversion. | ☐ | ☐ | ☐ |

|  | For | Against | Abstain |
|---|---|---|---|
| 5. Stock Plan Proposal – To approve the Jade Biosciences, Inc. 2025 Stock Incentive Plan. | ☐ | ☐ | ☐ |
| 6. ESPP Proposal – To approve the Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan. | ☐ | ☐ | ☐ |

7. Director Election Proposal – To elect the three Class I directors, Mark Iwicki, Timothy P. Noyes, and Donald J. Santel, to Aerovate's board of directors and to hold office until Aerovate's 2028 annual meeting of stockholders and until their successor has been duly elected and qualified, or until their earlier death, resignation or removal; provided that if the Merger is consummated, the approval of Proposal No. 7 will only have an effect until the completion of the Merger because the composition of Aerovate's board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement.

|  | For | Withhold |
|---|---|---|
| 01- Mark Iwicki | ☐ | ☐ |
| 02- Timothy P. Noyes | ☐ | ☐ |
| 03- Donald J. Santel | ☐ | ☐ |

|  | For | Against | Abstain |
|---|---|---|---|
| 8. Auditor Ratification Proposal – To ratify the appointment of KPMG LLP as Aerovate's independent registered public accounting firm for fiscal year ending December 31, 2025; provided that PricewaterhouseCoopers LLP is expected to be appointed for that fiscal year if the Merger is completed. | ☐ | ☐ | ☐ |
| 9. Adjournment Proposal – To approve an adjournment of the Special Meeting in lieu of the Annual Meeting of stockholders, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal and the Authorized Share Increase Proposal. | ☐ | ☐ | ☐ |

**NOTE:** Such other business as may properly come before the meeting or any adjournment or postponement thereof.

C 1234567890    J N T

1 U P X    6 3 5 1 9 8

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

043PJE

## 2025 Special Meeting Admission Ticket

**2025 Special Meeting of Stockholders in Lieu of Annual Meeting of Stockholders**

**April 16, 2025, 9:00 AM Eastern Time**
**The offices of Goodwin Procter LLP**
**100 Northern Avenue**
**Boston, MA 02210**

**Upon arrival, please present this admission ticket and photo identification at the registration desk.**

**Important notice regarding the Internet availability of proxy materials for the Special Meeting in lieu of the Annual Meeting of Stockholders.**
**The material is available at: www.investorvote.com/AVTE**

 **Small steps make an impact.**
Help the environment by consenting to receive electronic
delivery, sign up at www.investorvote.com/AVTE

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

### Proxy — Aerovate Therapeutics, Inc.



### Notice of 2025 Special Meeting of Stockholders in Lieu of Annual Meeting of Stockholders

**Proxy Solicited by the Board of Directors of Aerovate Therapeutics, Inc. for the Special Meeting — April 16, 2025**

Timothy P. Noyes (CEO) and George A. Eldridge (CFO), or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Special Meeting in lieu of the Annual Meeting of Stockholders of Aerovate Therapeutics, Inc. to be held on April 16, 2025 or at any postponement or adjournment thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERTY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. IN THE EVENT THAT ANY OF THE NOMINEES NAMED ON THE REVERSE SIDE OF THIS CARD ARE UNAVAILABLE FOR ELECTION OR UNABLE TO SERVE, THE SHARES REPRESENTED BY THIS PROXY MAY BE VOTED FOR A SUBSTITUTE NOMINEE SELECTED BY THE BOARD OF DIRECTORS.

(Items to be voted appear on reverse side)

**B  Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
| --- | --- | --- |
| / / | | |

**C  Non-Voting Items**

| Change of Address — Please print new address below. | Comments — Please print your comments below. |
| --- | --- |
| | |

■

F-2



LUCID
CAPITAL MARKETS

***Strictly Confidential***

October 30, 2024

Aerovate Therapeutics Inc.
930 Winter Street, Suite M-500
Waltham, MA 02451
Attention: Habib Dable
Chairman of the Board of Directors

Members of the Board of Directors:

We have been advised that Aerovate Therapeutics Inc., a Delaware corporation ("Aerovate" or "Parent"), proposes to enter into an Agreement and Plan of Merger (the "Agreement"), by and among Aerovate, Caribbean Merger Sub, Inc. a Delaware corporation ("First Merger Sub") and wholly owned subsidiary of Parent, Caribbean Merger Sub II, LLC, a Delaware limited liability company ("Second Merger Sub" and, together with First Merger Sub, "Merger Subs") and wholly owned subsidiary of Parent, and Jade Biosciences, Inc. a Delaware corporation ("Jade" or the "Company"). Upon the terms and subject to the conditions set forth in the Agreement, at the First Effective Time, First Merger Sub will be merged with and into the Company (the "First Merger"), and the separate existence of First Merger Sub will cease. The Company will continue as the surviving corporation in the First Merger (the "First Step Surviving Corporation"). Upon the terms and subject to the conditions set forth in the Agreement, at the Second Effective Time, the First Step Surviving Corporation will merge with and into Second Merger Sub (the "Second Merger" and, together with the First Merger, the "Merger"), and the separate existence of the First Step Surviving Corporation shall cease. As a result of the Second Merger, Second Merger Sub will continue as the surviving entity in the Second Merger (the "Surviving Entity"). Pursuant to the terms and subject to the conditions set forth in the Agreement, upon consummation of the Merger, (i) each outstanding share of Company Common Stock (excluding shares of Company Capital Stock held as treasury stock immediately prior to the First Effective Time which shall be canceled and excluding Dissenting Shares) will be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, and (ii) each outstanding share of Company Preferred Stock (excluding shares of Company Capital Stock held as treasury stock immediately prior to the First Effective Time which shall be canceled and excluding Dissenting Shares) will be converted solely into the right to receive a number of shares of Parent Convertible Preferred Stock equal to (x) the Exchange Ratio divided by (y) 1,000 (collectively, the "Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

The Agreement contemplates that Parent may declare and pay a cash dividend on the shares of Parent Common Stock outstanding prior to the First Effective Time (excluding for the avoidance of doubt any shares of Parent Capital Stock issued as part of the Merger Consideration) up to an amount equal to the aggregate to Parent's reasonable good faith approximation of the amount by which Parent's net cash (as calculated pursuant to the Merger Agreement) will exceed $0 (the "Pre-Closing Cash Dividend") after effecting the Parent Pre-Closing Cash Dividend. We have assumed, with your consent, that Parent's net cash (as calculated pursuant to the Merger Agreement) is expected to be approximately zero at Closing after effecting the Parent Pre-Closing Cash Dividend.

The Agreement also contemplates that concurrently with the execution and delivery of the Agreement, certain investors will execute a Subscription Agreement representing an aggregate commitment of $205.0 (but not less than $80 million) (which, for the avoidance of doubt, excludes the $95 million Convertible Notes previously issued plus approximately $6 million of accrued interest from the Convertible Notes, both converting at a 20% discount) pursuant to which such Persons will agree to purchase shares of Company Common Stock immediately prior to the Closing (the "Concurrent Investment").

For purposes of rendering our Opinion we have, with your consent, assumed that (i) prior to the closing of the Merger, the Parent Pre-Closing Cash Dividend has occurred, (ii) prior to closing the Merger, the Company will receive approximately $331.3 million in proceeds from the Concurrent Investment (including the $95 million Convertible Notes previously issued plus approximately $6 million of accrued interest from the Convertible Notes, both converting at a 20% discount), (iii) the Exchange Ratio will be 21.4388, and (iv) upon closing of the Merger, the holders of Company Common Stock, Company Preferred Stock, Company Options and Company Warrants will in the aggregate hold approximately 98.4% of the fully-diluted shares of Parent Common Stock (excluding certain Parent Options) and the holders of Parent Common Stock will in the aggregate hold approximately 1.6% of the fully-diluted shares of Parent Common Stock (excluding certain Parent Options) immediately following the Merger, after giving effect to the Parent Pre-Closing Cash Dividend and the Concurrent Financing, respectively.

We have, with your consent, relied upon the assumption that all information provided to us by Aerovate and Jade is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Aerovate or Jade since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Aerovate or Jade, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Aerovate or Jade under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Merger, as to which we have assumed that Aerovate and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness from a financial point of view of the Exchange Ratio as set forth in the Agreement to the holders of Parent Common Stock.

We express no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the "SEC"), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

In your capacity as members of the Board of Directors of Aerovate (the "Board of Directors"), you have requested our opinion (our "Opinion") as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio as set forth in the Agreement to the holders of Parent Common Stock.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

- Reviewed a draft of the Merger Agreement;

- Reviewed and analyzed certain publicly available financial and other information for each of Aerovate and Jade;

- Discussed with certain members of the management of Aerovate the historical and current business operations, financial condition and prospects of Aerovate and Jade;

- Reviewed and analyzed certain operating results of Jade as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

- Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

- Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant;

- Reviewed certain pro forma financial effects of the Merger;

- Reviewed and analyzed certain internal financial analyses, including the cash burn model over the next year and whether the concurrent capital raised would sufficiently cover select programs, reports and other information concerning Jade prepared by Jade; and

- Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for purposes of this Opinion.

For purposes of rendering our Opinion we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final form of the Agreement will not differ from the draft Agreement that we have reviewed; (ii) the representations and warranties of each party contained in the Agreement are true and correct in all respects; (iii) each party will perform all of the covenants and agreements required to be performed by such party under the Agreement; and (iv) the transactions contemplated by the Agreement will be consummated in accordance with the terms of the Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement or otherwise required for the transactions contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed, or waivers made that would have an adverse effect on Aerovate, Jade, or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board of Directors (in its capacity as such) in its consideration of the financial terms of the Merger and, except as set forth in our engagement letter with Aerovate, dated as of October 29, 2024 (the "Engagement Letter"), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing related to the Merger required to be filed with the SEC and any proxy statement to be mailed to holders of Parent Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether to approve the Merger or to any stockholder of Aerovate or any other person as to how to vote or act with respect to the transactions contemplated by the Agreement (including the Merger) or any other matter. Our Opinion does not address Aerovate's underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Aerovate. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Aerovate, will trade at any time, including following the announcement or consummation of the Merger, or as to the potential effects of volatility in the credit, financial, and stock markets on Aerovate, Jade or the transactions contemplated by the Agreement. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of Parent Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

Lucid is an investment bank providing investment banking, brokerage, equity research, institutional sales and trading services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Lucid will receive a fee for rendering our Opinion set forth below pursuant to the Engagement Letter, which is not contingent upon consummation of the Merger. In addition, Aerovate has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date hereof, Lucid has not had a relationship with Aerovate or its affiliates and has not received any fees from Aerovate or any of its affiliates. In the two years preceding the date hereof, Lucid has not had a relationship with Jade or any of its affiliates and has not received any fees from Jade or any of its affiliates. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Aerovate and Jade and/or their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Lucid or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Aerovate, Jade or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Lucid has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Aerovate and the proposed Merger that may differ from the views of Lucid's investment banking personnel.

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Lucid.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Parent Common Stock.

Very truly yours,

*Lucid Capital Markets*

**Lucid Capital Markets, LLC**

## PLAN OF CONVERSION

This Plan of Conversion (this "**Plan**") is adopted as of [•], 2025 and sets forth certain terms of the conversion of Jade Biosciences, Inc. (formerly known as Aerovate Therapeutics, Inc.), a Delaware corporation (the "**Delaware Corporation**"), to a Nevada corporation (the "**Nevada Corporation**"), pursuant to the terms of the General Corporation Law of the State of Delaware (as amended, the "**DGCL**") and Chapters 78 and 92A of the Nevada Revised Statutes (as amended, the "**NRS**").

### RECITALS:

A.    The Delaware Corporation was incorporated on July 27, 2018.

B.    Upon the terms and subject to the conditions set forth in this Plan, and in accordance with Section 266 of the DGCL and Section 92A.195 of the NRS, the Delaware Corporation will be converted to a Nevada Corporation.

C.    The Board of Directors of the Delaware Corporation (the "**Board**") has unanimously (i) determined that the Conversion (as defined below) is advisable and in the best interests of the Delaware Corporation and its stockholders and recommended the approval of the Conversion by the stockholders of the Delaware Corporation and (ii) approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Nevada Articles of Incorporation, the Nevada Certificate of Designation, the Nevada Bylaws, the Delaware Certificate of Conversion and the Nevada Articles of Conversion (as each is defined below).

D.    The stockholders of the Delaware Corporation have approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Nevada Articles of Incorporation, the Nevada Certificate of Designation, the Nevada Bylaws, the Delaware Certificate of Conversion and the Nevada Articles of Conversion.

E.    In connection with the Conversion, at the Effective Time (as defined below), each share of Common Stock, par value $0.0001 per share (the "**Delaware Common Stock**"), and each share of Preferred Stock, par value $0.0001 per share (the "**Delaware Preferred Stock**"), of the Delaware Corporation issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock, par value $0.0001 per share (the "**Nevada Common Stock**"), and one share of Preferred Stock, par value $0.0001 per share (the "**Nevada Preferred Stock**"), respectively, of the Nevada Corporation.

F.    The mode of carrying out the Conversion into effect shall be as described in this Plan.

### ARTICLE I

### THE CONVERSION

1.1    **Conversion**.    At the Effective Time, the Delaware Corporation will be converted to the Nevada Corporation, pursuant to, and in accordance with, Section 266 of the DGCL and Section 92A.195 of the NRS (the "**Conversion**"), whereupon the Delaware Corporation will continue its existence in the organizational form of the Nevada Corporation, which will be subject to the laws of the State of Nevada. The Board and the stockholders of the Delaware Corporation have approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Nevada Articles of Incorporation, the Nevada Certificate of Designation, the Nevada Bylaws, the Delaware Certificate of Conversion and the Nevada Articles of Conversion.

1.2    **Certificate of Conversion**.    The Delaware Corporation shall file a certificate of conversion in the form attached hereto as Exhibit A (the "**Delaware Certificate of Conversion**") with the Secretary of State of the State of Delaware (the "**Delaware Secretary of State**") and shall file articles of conversion in the form attached hereto as Exhibit B (the "**Nevada Articles of Conversion**"), articles of incorporation in the form attached hereto as Exhibit C (the "**Nevada Articles of Incorporation**") and the Certificate of Designation of Series A Non-Voting Convertible Preferred Stock attached hereto as Exhibit D (the "**Nevada Certificate** *of Designation*") with the Nevada Secretary of State, and the Delaware Corporation or the Nevada Corporation, as applicable, shall make all other filings or recordings required by the DGCL or the NRS in connection with the Conversion.

1.3 **Effective Time**.   The Conversion will become effective upon the filing of the Delaware Certificate of Conversion with the Delaware Secretary of State and the Nevada Articles of Conversion and Nevada Articles of Incorporation filed with the Nevada Secretary of State or at a such later time as specified in the Delaware Certificate of Conversion and the Nevada Articles of Conversion (the "*Effective Time*").

## ARTICLE II

## ORGANIZATION

2.1 **Nevada Governing Documents**.   At the Effective Time, the Nevada Articles of Incorporation, including the Nevada Certificate of Designation, and the Bylaws of the Nevada Corporation in the form attached hereto as Exhibit E (together with the Nevada Articles of Incorporation and the Nevada Certificate of Designation, the "*Nevada Governing Documents*") shall govern the Nevada Corporation until amended and/or restated in accordance with the Nevada Governing Documents and applicable law.

2.2 **Directors and Officers**.   From and after the Effective Time, by virtue of the Conversion and without any further action on the part of the Delaware Corporation or its stockholders, the members of the Board and the officers of the Delaware Corporation holding their respective offices in the Delaware Corporation existing immediately prior to the Effective Time shall continue in their respective offices as members of the Board and officers of the Nevada Corporation.

## ARTICLE III

## EFFECT OF THE CONVERSION

3.1 **Effect of Conversion**.   At the Effective Time, the effect of the Conversion will be as provided by this Plan and by the applicable provisions of the DGCL and the NRS. Without limitation of the foregoing, for all purposes of the laws of the State of Delaware and Nevada, all of the rights, privileges, and powers of the Delaware Corporation, and all property, real, personal, and mixed, and all debts due to the Delaware Corporation, as well as all other things and causes of action belonging to the Delaware Corporation, shall remain vested in the Nevada Corporation and shall be the property of the Nevada Corporation, and all debts, liabilities, and duties of the Delaware Corporation shall remain attached to the Nevada Corporation, and may be enforced against the Nevada Corporation to the same extent as if said debts, liabilities, and duties had originally been incurred or contracted by the Nevada Corporation.

3.2 **Conversion of Shares**.   At the Effective Time, by virtue of the Conversion and without any further action by the Delaware Corporation or the stockholders, (i) each share of Delaware Common Stock issued and outstanding immediately before the Effective Time shall be converted into one share of Nevada Common Stock, and all options, warrants or other entitlement to receive a share of Delaware Common Stock shall automatically be converted into an option, warrant or other entitlement to receive a share of Nevada Common Stock and (ii) each share of Delaware Preferred Stock issued and outstanding immediately before the Effective Time shall be converted into one share of Nevada Preferred Stock, and all options, warrants or other entitlement to receive a share of Delaware Preferred Stock shall automatically be converted into an option, warrant or other entitlement to receive a share of Nevada Preferred Stock.

## ARTICLE IV

## MISCELLANEOUS

4.1 **Abandonment or Amendment**.   At any time prior to the filing of the Delaware Certificate of Conversion with the Delaware Secretary of State, the Delaware Corporation may abandon the proposed Conversion and terminate this Plan to the extent permitted by law or may amend this Plan.

4.2 **Captions**.   The captions in this Plan are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Plan.

4.3 **Tax Reporting**.  The Conversion is intended to be a "reorganization" for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "***Code***"), and this Plan of Conversion is hereby adopted as a "plan of reorganization" for purposes of the Section 368(a)(1)(F) of the Code.

4.4 **Governing Law**.  This Plan shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, this Plan has been executed on behalf of the Delaware Corporation by its officers thereunto duly authorized, all as of the date set forth above.

**JADE BIOSCIENCES, INC.**

By: _____

     Name:

     Title:

DELAWARE CERTIFICATE OF CONVERSION

## EXHIBIT B

NEVADA ARTICLES OF CONVERSION

**EXHIBIT C**

NEVADA ARTICLES OF INCORPORATION

NEVADA CERTIFICATE OF DESIGNATION

**EXHIBIT E**

NEVADA BYLAWS

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words "beneficial owner" mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word "person" means any individual, corporation, partnership, unincorporated association or other entity.

(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)   *Provided, however*, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)   [Repealed.]

(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)   Appraisal rights shall be perfected as follows:

(1)   If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)   If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer,

domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder's shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person's name, demand in writing an appraisal of such beneficial owner's shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner's beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person's demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person's request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)     The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)     The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)     Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person's shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person's demand for an appraisal in respect of some or all of such person's shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person's demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)     The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

**FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT**

This Support Agreement (this "Agreement") is made and entered into as of October 30, 2024, by and among Jade Biosciences, Inc., a Delaware corporation (the "Company"), Aerovate Therapeutics, Inc., a Delaware corporation ("Parent"), and the undersigned holder (the "Stockholder") of Shares (as defined below) of Parent. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

**RECITALS**

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company, Caribbean Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "First Merger Sub") and Caribbean Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Second Merger Sub," and together with First Merger Sub, "Merger Sub"), have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the "Merger Agreement"), pursuant to which (i) First Merger Sub will merge with and into the Company (the "First Merger"), with the Company surviving the First Merger as the surviving corporation and a wholly owned subsidiary of Parent, and (ii) the Company will merge with and into Second Merger Sub (the "Second Merger" and, together with the First Merger, the "Merger"), with the Company surviving the Second Merger as the surviving corporation, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) and has sole or shared voting power with respect to such number of Shares, and holds Parent Options or Parent Restricted Stock Units to acquire the number of Shares, as indicated in Appendix A.

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company's entering into the Merger Agreement, each Stockholder, Parent and the Company agree as follows:

1. <u>Certain Definitions</u>.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a)  "<u>Constructive Sale</u>" means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b)  "<u>Shares</u>" means (i) all shares of Parent Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, (ii) all additional shares of Parent Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below) and (iii) any shares of capital stock or other equity securities of Parent that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Parent Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

(c)  "<u>Transfer</u>" or "<u>Transferred</u>" means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the

Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Parent and the Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, the Stockholder shall not Transfer any of the Stockholder's Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required or by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not commit any act that would restrict the Stockholder's legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder's Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder's legal power, authority or right to vote the Stockholder's Shares in favor of the Parent Stockholder Proposals and against any other Acquisition Proposals.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder's legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder's obligations under this Agreement.

(d) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser or general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder's immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder's organizational documents, (vi) with respect to such Stockholder's Parent Options (and any Shares underlying such Parent Options) which expire on or prior to the Expiration Date, Transfers of Shares to Parent (or effecting a "net exercise" of a Parent Option) as payment for the (a) exercise price of such Stockholder's Parent Options and (b) taxes applicable to the exercise of such Stockholder's Parent Options, (vii) with respect to such Stockholder's Parent Restricted Stock Units, (a) transfers for the net settlement of Stockholder's Parent Restricted Stock Units settled in Shares (to pay any tax withholding obligations) or (b) transfers for receipt upon settlement of such Stockholder's Parent Restricted Stock Units, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of the settlement, (viii) transfers to another holder of capital stock of Parent that has signed a support agreement that is reasonably acceptable to the Company, (ix) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion; p rovided, that in the cases of clauses (i)-(ix), (1) such Transferred Shares shall continue to be bound by this Agreement and () the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer, (x) purchased from the Company on or about the Closing Date but prior to the Closing (including any shares of the Company issued upon conversion of any pre-funded Company Warrants), or (xi) to the extent required by applicable Law.

(e)     Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Parent Common Stock.

3.     Agreement to Vote Shares.    The Stockholder covenants to Parent and the Company as follows:

(a)     Until the Expiration Date, at any meeting of the stockholders of Parent, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent, the Stockholder shall be (i) appear at such meeting as present (in person or by proxy) for purposes of calculating a quorum and (ii) vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (1)(A) in favor of the Parent Stockholder Proposals, (B) in favor of any matter that could reasonably be expected to facilitate the Merger, the Concurrent Investment and the transactions contemplated by the Merger Agreement, and (C) against any Acquisition Proposals, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the consummation of the Merger, the Concurrent Investment and the transactions contemplated in the Merger Agreement and (2) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the issuance of the shares of Parent Common Stock by virtue of the Merger on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

(b)     If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder's Shares in accordance with this Section 3.

(c)     In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Parent by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.     Action in Stockholder Capacity Only.    The Stockholder is entering into this Agreement solely in the Stockholder's capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder's capacity as a director or officer of Parent. Nothing herein shall limit or affect the Stockholder's ability to act as an officer or director of Parent.

5.     Irrevocable Proxy.    The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Parent or pursuant to any applicable written consent of the stockholders of Parent, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Parent, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Parent stockholders or at any meeting of Parent's stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement and the Stockholder affirms that the proxy set forth in this Section 5 is given in connection

with, and granted in consideration of, and as an inducement to the Company, Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder's heirs, personal representatives, successors, transferees and assigns. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. <u>No Solicitation</u>.    Subject to <u>Section 4</u>, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, take any action that Parent is prohibited from taking pursuant to Section 6.4 of the Merger Agreement and Section 6.4 of the Merger Agreement is hereby incorporated by reference *mutatis mutandis*.

7. <u>No Exercise of Appraisal Rights; Waivers</u>.    The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Parent Board, breaches any fiduciary duty of the Parent Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder's capacity as a director, officer or securityholder of Parent.

8. <u>Representations and Warranties of the Stockholder</u>.    The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a)    (i) The Stockholder is the beneficial or record owner of the shares of Parent Common Stock, Parent Options and/or Parent Restricted Stock Units indicated in Appendix A (each of which shall be deemed to be "held" by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Parent other than the shares of Parent Common Stock and rights to purchase shares Parent Common Stock set forth in Appendix A.

(b)    With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c)    Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder's Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder's Shares, deposited any of the Stockholder's Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder's legal power, authority or right to vote the Stockholder's Shares on any matter contemplated by this Agreement.

(d)    This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder's assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder's ability to perform its obligations under this Agreement.

(e)     The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder's ability to perform its obligations under this Agreement.

(f)     The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder's own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated thereby. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the transactions contemplated thereby. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder's tax liability that may arise as a result of the Merger or the transactions contemplated thereby. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder's execution, delivery and performance of this Agreement.

(g)     With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder's properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

9.    Termination.    This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time or (c) the mutual written agreement of the parties to terminate this Agreement (clauses (a)-(c), the "*Expiration Date*"); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

10.    Miscellaneous Provisions.

(a)    Amendments.    No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b)    Entire Agreement.    This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c)    Governing Law.    All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d)    Jurisdiction.    Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(j). Nothing in this Section 10(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e)  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(f)  Assignment.  Except as otherwise provided in Section 2(d) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 10(f) is void.

(g)  No Third Party Rights.  This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h)  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i)  Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(j)  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (upon confirmation of receipt of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.5 of the Merger Agreement and to each Stockholder at his, her or its address or email address (upon confirmation of receipt of transmission) set forth on Appendix A attached hereto (or at such other address for a party as shall be specified by like notice).

(k)  Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l)  Confidentiality.  Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Parent has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. The Company is an intended third-party beneficiary of this Section 10(l).

(m)  Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the transactions contemplated by the Merger Agreement.

(n)  Disclosure.  Each Stockholder hereby agrees that Parent and the Company may publish and disclose in the Registration Statement, any prospectus or registration statement filed with any regulatory authority in connection with the transactions contemplated by the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder's identity and ownership of the Shares and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement, prospectus or registration statement or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the transactions contemplated by the Merger Agreement. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement, the Merger, the Merger Agreement or the transactions contemplated thereby without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its Affiliates from making any publicly-available filings required by applicable law, regulation or legal process.

(o) <u>Fees and Expenses</u>. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

(p) <u>No Ownership Interest</u>. Nothing contained in this Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and neither the Company nor Parent has authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Parent or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(q) <u>Interpretation</u>. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The word "or" is not exclusive. "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to "$" and "dollars" are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified.

References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to "days" shall be to calendar days unless otherwise indicated as a "Business Day." Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of "Business Day" and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Jade Biosciences, Inc.

_____

By:
Title:

PARENT:
Aerovate Therapeutics, Inc.

_____

By:
Title:

[STOCKHOLDER],
in his/her capacity as the Stockholder:

Signature:  _____


Address:

_____


_____


_____


[Signature Page to Company Support Agreement]

## Appendix A

| Name, Address and Email Address of Stockholder | Shares of Parent Common Stock | Parent Options | Parent Restricted Stock Units |
|---|---|---|---|
| | | | |

**FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT**

This Support Agreement (this "Agreement") is made and entered into as of October 30, 2024, by and among Jade Biosciences, Inc., a Delaware corporation (the "Company"), Aerovate Therapeutics, Inc., a Delaware corporation ("Parent"), and the undersigned holder (the "Stockholder") of Shares (as defined below) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

**RECITALS**

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company, Caribbean Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "First Merger Sub") and Caribbean Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Second Merger Sub," and together with First Merger Sub, "Merger Sub"), have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the "Merger Agreement"), pursuant to which (i) First Merger Sub will merge with and into the Company (the "First Merger"), with the Company surviving the First Merger as the surviving corporation and a wholly owned subsidiary of Parent, and (ii) the Company will merge with and into Second Merger Sub (the "Second Merger" and, together with the First Merger, the "Merger"), with the Company surviving the Second Merger as the surviving corporation, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) and has sole or shared voting power with respect to such number of Shares, and holds Company Options to acquire the number of Shares, as indicated in Appendix A.

WHEREAS, as an inducement and a condition to the willingness of Parent to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Parent entering into the Merger Agreement, each Stockholder, Parent and the Company agree as follows:

1.  Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

    (a)  "Constructive Sale" means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

    (b)  "Shares" means (i) all shares of Company Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, (ii) all additional shares of Company Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below) and (iii) any shares of capital stock or other equity securities of the Company that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Company Options or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares.

    (c)  "Transfer" or "Transferred" means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. <u>Transfer and Voting Restrictions</u>.  The Stockholder covenants to the Company and Parent as follows:

(a)  Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, the Stockholder shall not Transfer any of the Stockholder's Shares, or publicly announce its intention to Transfer any of its Shares.

(b)  Except as otherwise permitted by this Agreement or otherwise permitted or required or by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not commit any act that would restrict the Stockholder's legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder's Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder's legal power, authority or right to execute and deliver the Company Stockholder Approval.

(c)  Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder's legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder's obligations under this Agreement.

(d)  Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser or general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder's immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder's organizational documents, (vi) with respect to such Stockholder's Company Options (and any Shares underlying such Company Options) which expire on or prior to the Expiration Date, Transfers of Shares to the Company (or effecting a "net exercise" of a Company Option) as payment for the (a) exercise price of such Stockholder's Company Options and (b) taxes applicable to the exercise of such Stockholder's Company Options, (vii) transfers to another holder of capital stock of the Company that has signed a support agreement that is reasonably acceptable to Parent, (viii) transfers, sales or other dispositions as Parent may otherwise agree in writing in its sole discretion; <u>provided</u>, that in the cases of clauses (i)-(viii), (1) such Transferred Shares shall continue to be bound by this Agreement and (2) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this

Agreement upon consummation of the Transfer, (x) purchased from the Company on or about the Closing Date but prior to the Closing (including any shares of the Company issued upon conversion of any pre-funded Company Warrants), or (xi) to the extent required by applicable Law.

(e) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Company Capital Stock.

3. Agreement to Vote Shares. The Stockholder covenants to the Company and Parent as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall (i) appear at such meeting as present (in person or by proxy) for purposes of calculating a quorum and (ii) vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the adoption and approval of the Merger Agreement, (B) in favor of the Contemplated Transactions, including any matter that could reasonably be expected to facilitate the Contemplated Transactions, and (C) against any Acquisition Proposals, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the consummation of the Merger and the other Contemplated Transactions. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder's Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder's capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder's capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder's ability to act as an officer or director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company's stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement and the Stockholder affirms that the proxy set forth in this Section 5 is given in connection with, and granted in consideration of, and as an inducement to the Company, Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder's heirs, personal representatives, successors, transferees and assigns. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6.   No Solicitation.   Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, take any action that the Company is prohibited from taking pursuant to Section 6.4 of the Merger Agreement and Section 6.4 of the Merger Agreement is hereby incorporated by reference *mutatis mutandis*.

7.   No Exercise of Appraisal Rights; Waivers.   The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder's capacity as a director, officer or securityholder of the Company.

8.   Representations and Warranties of the Stockholder.   The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a)   (i) The Stockholder is the beneficial or record owner of the shares of Company Common Stock and/or Company Options indicated in Appendix A (each of which shall be deemed to be "held" by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Common Stock and rights to purchase shares Company Common Stock set forth in Appendix A.

(b)   With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c)   Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder's Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder's Shares, deposited any of the Stockholder's Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder's legal power, authority or right to vote the Stockholder's Shares on any matter contemplated by this Agreement.

(d)   This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder's assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder's ability to perform its obligations under this Agreement.

(e)   The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder's ability to perform its obligations under this Agreement.

(f)　The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder's own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the other Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the other Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder's tax liability that may arise as a result of the Merger or the other Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder's execution, delivery and performance of this Agreement.

(g)　With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder's properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

9.　Termination.　This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time or (c) the mutual written agreement of the parties to terminate this Agreement (clauses (a)-(c), the "**Expiration Date**"); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

10.　Miscellaneous Provisions.

(a)　Amendments.　No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b)　Entire Agreement.　This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c)　Governing Law.　All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d)　Jurisdiction.　Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(j). Nothing in this Section 10(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e)  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION,PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(f)  Assignment.  Except as otherwise provided in Section 2(d) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 10(f) is void.

(g)  No Third Party Rights.  This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h)  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i)  Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(j)  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (upon confirmation of receipt of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.5 of the Merger Agreement and to each Stockholder at his, her or its address or email address (upon confirmation of receipt of transmission) set forth on Appendix A attached hereto (or at such other address for a party as shall be specified by like notice).

(k)     Counterparts.     This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l)     Confidentiality.     Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company and Parent have publicly disclosed their entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. Parent is an intended third-party beneficiary of this Section 10(l).

(m)     Further Assurances.     Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the transactions contemplated by the Merger Agreement.

(n)     Disclosure.     Each Stockholder hereby agrees that Parent and the Company may publish and disclose in the Registration Statement, any prospectus or registration statement filed with any regulatory authority in connection with the transactions contemplated by the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder's identity and ownership of the Shares and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement, prospectus or registration statement or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the transactions contemplated by the Merger Agreement. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement, the Merger, the Merger Agreement or the other Contemplated Transactions without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its Affiliates from making any publicly-available filings required by applicable law, regulation or legal process.

(o)     Fees and Expenses.     Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

(p)  No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and neither the Company nor Parent has authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(q)  Interpretation.  When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The word "or" is not exclusive. "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to "$" and "dollars" are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to "days" shall be to calendar days unless otherwise indicated as a "Business Day." Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of "Business Day" and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Jade Biosciences, Inc.

_____
By:
Title:

PARENT:
Aerovate Therapeutics, Inc.

_____
By:
Title:

[STOCKHOLDER],
in his/her capacity as the Stockholder:

Signature:      _____

Address:

_____
_____
_____

[Signature Page to Company Support Agreement]

## Appendix A

| Name, Address and Email Address of Stockholder | Shares of Parent Common Stock | Parent Options | Parent Restricted Stock Units |
| --- | --- | --- | --- |
| | | | |

**FORM OF LOCK-UP AGREEMENT**

October 30, 2024

Aerovate Therapeutics, Inc.
930 Winter Street,
Suite M-500
Waltham, MA 02451

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this "Lock-Up Agreement") understands that Aerovate Therapeutics, Inc., a Delaware corporation ("Parent"), is entering into an Agreement and Plan of Merger, dated as of October 30, 2024 (as the same may be amended from time to time, the "Merger Agreement") with Caribbean Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, Caribbean Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, and Jade Biosciences, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the "Restricted Period"); provided, that if a registration statement covering the shares of Company Common Stock and pre-funded Company Warrants issued and sold in connection with the Company Pre-Closing Financing (other than any shares or pre-funded Company Warrants held by affiliates of the Company) has not been declared effective by the SEC prior to the end of such 180-day period, then the Restricted Period shall end on such later date upon which such registration statement is first declared effective:

(1)     offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including without limitation, shares of Parent Common Stock or such other securities of Parent which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise or vesting, as applicable, of a stock option or warrant or settlement of a restricted stock unit or restricted stock award and Parent Common Stock or such other securities to be issued to the undersigned in connection with the Merger, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian)) by the undersigned, except as set forth below (collectively, the "Undersigned's Shares");

(2)     enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned's Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise;

(3)     make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock (other than such rights set forth in the Merger Agreement and that certain registration rights agreement entered into by the Company and certain signatories therein in connection with the Concurrent Investment); or

(4)     except for any support agreement entered into as of the date hereof by the undersigned with Parent and the Company, grant any proxies or powers of attorney with respect to any Parent Common

Stock, deposit any Parent Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Parent Common Stock; or

(5)    publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)    transfers of the Undersigned's Shares:

(1)    (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a "Family Member"), or to a trust formed for the benefit of the undersigned or any of the undersigned's Family Members, (B) to the undersigned's estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned's Shares (D) by operation of Law, such as pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation, limited liability company or other entity, in each case, all of which the beneficial ownership interests of which are held by or otherwise under common control (via beneficial ownership, contract or otherwise) with the undersigned or a Family Member of the undersigned;

(2)    if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, current or former partners, members, stockholders or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned's equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned's Shares, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Parent (as constituted following the Closing); or

(3)    if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to 1(A), 1(E) or 2(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed and if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer or distribution;

(b)    the exercise of an option to purchase shares of Parent Common Stock (including a net or cashless exercise of an option to purchase shares of Parent Common Stock ), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c)    transfers to Parent in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d)    the establishment of a trading plan pursuant to Rule 10b5-l under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;

(e)    the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(f)    transfers, distributions, sales or other transactions by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the date of the Closing;

(g)    transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent's capital stock involving a change of control of Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned's Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(h)    transfers pursuant to an order of a court or regulatory agency;

(i)    transfers by the undersigned of shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing; or

(j)    transfers, distributions, sales or other transactions with the prior written consent of Parent (as constituted following the Closing).

and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Parent Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to the Lock-Up Agreement.

For purposes of this Lock-Up Agreement, "change of control" shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions to a person or group of affiliated persons, of the Parent's voting securities if, after such transfer, the Parent's stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Parent (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned's ownership of Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement, and that upon request, the undersigned will execute any additional documents reasonably necessary to ensure the validity or enforcement of this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and/or the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

In the event that any holder of Parent's securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Parent Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Parent Common Stock held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the "Pro-Rata Release"); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock subject to a substantially similar agreement. In the event of any Pro-Rata Release, the Company shall promptly (and in any event within two (2) business days of such release) inform each relevant holder of Parent Common Stock or warrants of the terms of such Pro-Rata Release.

Upon the release of any of the Undersigned's Shares from this Lock-Up Agreement, Parent will facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent's transfer agent representing the Undersigned's Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury. This

Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

*[SIGNATURE PAGE FOLLOWS]*

The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned and the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Print Name of Stockholder:

_____
Signature (for individuals):

_____
Signature (for entities):

By: _____
    Name:
    Title:

*[Signature Page to Lock-Up Agreement]*

Accepted and Agreed
By Aerovate Therapeutics, Inc.:

By: _____
    Name:
    Title:

Accepted and Agreed
by Jade Biosciences, Inc.:

By: _____
    Name:
    Title:

*[Signature Page to Lock-Up Agreement]*

## SECURITIES PURCHASE AGREEMENT

This **SECURITIES PURCHASE AGREEMENT** (this "**Agreement**") is dated as of October 30, 2024, by and among Jade Biosciences, Inc., a Delaware corporation (the "**Company**"), and each of the Persons listed on Exhibit A attached to this Agreement (each, an "**Investor**" and together, the "**Investors**").

**WHEREAS**, the Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the "**Securities Act**");

**WHEREAS**, the Company desires to sell to the Investors, and each Investor desires to purchase from the Company, severally and not jointly, upon the terms and subject to the conditions stated in this Agreement, (A) shares (the "**Initial Shares**") of the Company's common stock, par value $0.001 per share (the "**Common Stock**"), including Common Stock being issued pursuant to any cancellation or conversion of Convertible Securities (as defined below) at a per share purchase price equal to the Share Price, and/or (B) the pre-funded warrants to purchase shares of Common Stock (the "**Pre-Funded Warrants**") substantially in the form attached hereto as Exhibit B at a per warrant price equal to the Pre-Funded Warrant Price (as defined below);

**WHEREAS**, contemporaneously with the sale of the Initial Shares and/or the Pre-Funded Warrants, the parties hereto will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit C, pursuant to which the Company will agree to provide certain registration rights in respect of the Shares (as defined below) under the Securities Act and applicable state securities laws; and

**WHEREAS**, the Company is party to that certain Agreement and Plan of Merger by and among the Company, Aerovate Therapeutics, Inc., a Delaware Corporation ("**Parent**"), Caribbean Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of the Parent ("**First Merger Sub**"), and Caribbean Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Parent ("**Second Merger Sub**"), dated on or about the date hereof (the "**Merger Agreement**"), pursuant to which (i) First Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of Parent, and (ii) the Company will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity and a wholly-owned subsidiary of Parent (together, the "**Merger**").

**NOW THEREFORE**, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and each Investor, severally and not jointly, agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

"**Additional Securities**" has the meaning set forth in Section 8.15 hereof.

"**Affiliate**" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. "**Aggregate Purchase Amount**" has the meaning set forth in Section 2.2 hereof.

"**Agreement**" has the meaning set forth in the recitals hereof.

"**Amended and Restated Bylaws**" means the bylaws of the Company, as currently in effect and as in effect on the Closing Date.

"**Amended and Restated Certificate of Incorporation**" means the Certificate of Incorporation of the Company, as currently in effect and as in effect on the Closing Date. "**Beneficial Ownership Limitation**" has the meaning set forth in Section 2.1 hereof.

"**Benefit Plan**" or "**Benefit Plans**" means employee benefit plans as defined in Section 3(3) of ERISA and all other employee benefit practices or arrangements, including, without limitation, any such practices or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained by the Company or to which the Company or any of its Subsidiaries is obligated to contribute for employees or former employees of the Company and its Subsidiaries.

"**Board of Directors**" means the board of directors of the Company.

"**Business Day**" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"**Closing**" has the meaning set forth in Section 2.2 hereof. "**Closing Date**" has the meaning set forth in Section 2.2 hereof.

"**Code**" means the U.S. Internal Revenue Code of 1986, as amended. "**Commitment Amount**" has the meaning set forth in Section 2.1 hereof. "**Common Stock**" has the meaning set forth in the recitals hereof. "**Company**" has the meaning set forth in the recitals hereof.

"**Company Presentation**" means that certain Investor Presentation, dated October 2024, as provided to the Investors prior to the date hereof and filed by Parent on Form 8-K on or around the date hereof. "**Confidential Data**" has the meaning set forth in Section 3.28 hereof.

"**Contribution**" has the meaning set forth in Section 2.2 hereof.

"**Convertible Security**" means a convertible note issued by the Company or any of its Subsidiaries. "**Disclosure Document**" has the meaning set forth in Section 5.3 hereof.

"**Disclosure Time**" has the meaning set forth in Section 5.3 hereof.

"**Drug Regulatory Agency**" means the U.S. Food and Drug Administration ("**FDA**") or other foreign, state, local or comparable governmental authority responsible for regulation of the research, development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or biological products and drug or biological product candidates.

"**Environmental Laws**" has the meaning set forth in Section 3.15 hereof.

"**ERISA**" means the U.S. Employee Retirement Income Security Act of 1974, as amended.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder. "**Financial Statements**" has the meaning set forth in Section 3.8(b) hereof.

"**GAAP**" has the meaning set forth in Section 3.8(b) hereof. "**GDPR**" has the meaning set forth in Section 3.29 hereof.

"**Governmental Authorizations**" has the meaning set forth in Section 3.11 hereof. "**Health Care Laws**" has the meaning set forth in Section 3.19 hereof.

"**HIPAA**" has the meaning set forth in Section 3.28 hereof. "**Indemnified Persons**" has the meaning set forth in Section 5.10(a). "**Initial Shares**" has the meaning set forth in the recitals hereof. "**Intellectual Property**" has the meaning set forth in Section 3.12 hereof.

"**Investor**" and "**Investors**" have the meanings set forth in the recitals hereof.

"**Investor Majority**" means, (i) prior to the Closing, the Investors committed to purchase at least a majority of the Securities (provided that such majority shall include each Investor that committed an Aggregate Purchase Amount of no less than $27.5 million (including the Aggregate Purchase Amount of such Investor's affiliates and related funds)) and (ii) following the Closing, the Investors who hold at least a majority of the Securities (including any Pre-Funded Warrant Shares) still held by the Investors.

"**IT Systems**" has the meaning set forth in Section 3.28 hereof.

"**Material Adverse Effect**" means any change, event, circumstance, development, condition, occurrence or effect that, individually or in the aggregate, (a) was, is, or would reasonably be expected to be, materially adverse to the business, financial condition, properties, assets, liabilities, stockholders' equity or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) materially delays or materially impairs the ability of the Company to timely comply, or prevents the Company from complying, with its obligations under this Agreement, the other Transaction Agreements, or with respect to the Closing, or would reasonably be expected to do so; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and that none of the following will be taken into account in determining whether there has been or will be, a Material Adverse Effect under subclause (a) of this definition:

(i)   any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company conducts business, provided that the Company is not disproportionately affected thereby;

(ii)   general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, provided that the Company is not disproportionately affected thereby;

(iii)   any change that generally affects industries in which the Company and its Subsidiaries conduct business, provided that the Company is not disproportionately affected thereby;

(iv)   earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, fires or other natural disasters, weather conditions, global pandemics, including the COVID-19 pandemic and related strains, epidemic or similar health emergency, and other force majeure events in the United States or any other location, provided that the Company is not disproportionately affected thereby;

(v)   national or international political or social conditions (or changes in such conditions), whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, provided that the Company is not disproportionately affected thereby;

(vi)   material changes in laws after the date of this Agreement; and

(vii)   in and of itself, any material failure by the Company to meet any published or internally prepared estimates of drug development timelines (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect to the extent that such facts and circumstances are not otherwise described in clauses (i) – (v) of this definition).

"**Nasdaq**" means the Nasdaq Stock Market LLC.

"**National Exchange**" means (i) on and prior to the Closing Date, the Nasdaq Global Market, and (ii) following the Closing Date, any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question, together with any successor thereto: the NYSE American, The New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market and the Nasdaq Capital Market.

"**Parent**" has the meaning set forth in the recitals hereof.

"**Person**" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any other entity or organization. "**Personal Data**" has the meaning set forth in Section 3.28 hereof.

"**Placement Agent**" means each of Jefferies LLC, TD Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated and Wedbush & Co., LLC. "**Pre-Funded Warrant Price**" means an amount equal to (i) the Share Price minus (ii) $0.001.

"**Pre-Funded Warrant Shares**" has the meaning set forth in Section 2.1 hereof. "**Pre-Funded Warrants**" has the meaning set forth in the recitals hereof. "**Privacy Laws**" has the meaning set forth in Section 3.29 hereof.

"**Privacy Statements**" has the meaning set forth in Section 3.29 hereof. "**Process**" or "**Processing**" has the meaning set forth in Section 3.29 hereof.

"**Registration Rights Agreement**" has the meaning set forth in Section 6.1(j) hereof. "**Regulatory Agencies**" has the meaning set forth in Section 3.18 hereof.

"**Rule 144**" means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

"**SEC**" means the U.S. Securities and Exchange Commission. "**Securities**" has the meaning set forth in Section 2.1 hereof. "**Securities Act**" has the meaning set forth in the recitals hereof.

"**Share Price**" means an amount equal to (i) the Company Equity Value (as defined in the Merger Agreement), (ii) divided by the number of Company Outstanding Shares (as defined in the Merger Agreement but excluding the Securities being issued hereunder) as of immediately prior to the closing of offering of the Securities hereunder; provided, that Company Outstanding Shares shall exclude (i) any Company Options (as defined in the Merger Agreement), Company Warrants (as defined in the Merger Agreement) and any other equity awards issued under the Company Stock Plans (as defined in the Merger Agreement), including any shares of Company Common Stock issuable upon the exercise of such Company Options, Company Warrants or other equity awards, issued to directors, employees, consultants or other service providers following the date hereof but prior to the Closing and (ii) any shares of Company Common Stock underlying Company Notes (as defined in the Merger Agreement) that are to be contributed as consideration pursuant to Section 2.2 of this Agreement.

"**Shares**" means the Initial Shares and the Pre-Funded Warrant Shares.

"**Short Sales**" include, without limitation, (i) all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, "put equivalent positions" (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock), in each case, solely to the extent it has the same economic effect as a "short sale" (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act).

"**Subsidiaries**" has the meaning set forth in Section 3.1 hereof.

"**Tax**" or "**Taxes**" means any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties.

"**Tax Returns**" means returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

"**Transaction Agreements**" means this Agreement, the Merger Agreement, the Pre-Funded Warrants, the Registration Rights Agreement and any other documents or agreements explicitly contemplated hereunder or thereunder. "**Transfer Agent**" means, with respect to the Common Stock, Computershare Trust Company, N.A., or such other financial institution that provides transfer agent services as the Company may engage from time to time. "**Transfer Taxes**" means all real property transfer, sales, use, value added, stamp, documentary, recording, registration, conveyance, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes (together with any interest, penalty, or addition thereto) incurred in connection with the transactions contemplated by this Agreement.

"**Wire**" has the meaning set forth in Section 2.2 hereof.

2. Purchase and Sale of Securities.

2.1 Purchase and Sale. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Investors, severally and not jointly, agree to purchase, the number of Initial Shares equal to (rounded down to the nearest whole Initial Share) (i) the aggregate commitment amount set forth under the heading "Commitment Amount" and opposite such Investor's name on the Exhibit A (the "**Commitment Amount**") divided by (ii) the Share Price; provided, however, for any Investor that has provided notice to the Company at least ten (10) Business Days prior to the Closing that such Investor would beneficially own (when aggregated with all Securities then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) in excess of the Beneficial Ownership Limitation, or as such Investor may otherwise choose, in lieu of purchasing Initial Shares such Investor may elect to purchase Pre-Funded Warrants to purchase a number of shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (the "**Pre- Funded Warrant Shares**") equal to (rounded down to the nearest whole Pre-Funded Warrant Share) (i) the Commitment Amount (or any remainder thereof) divided by (ii) the Pre-Funded Warrant Price in lieu of Initial Shares in such manner to result in the same Aggregate Purchase Amount being paid by such Investor in the aggregate (including upon exercise of such Pre-Funded Warrants). The "**Beneficial Ownership Limitation**" shall initially be set at the discretion of each Investor to a percentage designated by such Investor on its signature page hereto between 0% and 9.9999% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of the Initial Shares and Pre-Funded Warrants on the Closing Date (collectively, the "**Securities**"); provided that such percentage shall be set at 9.9999% for any Investor that does not make such designation on its signature page hereto. Notwithstanding the foregoing, by written notice to the Company, any Investor may reset the Beneficial Ownership Limitation percentage to a higher or lower percentage, not to exceed 9.9999%; provided that any increase will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company. Upon such a change by an Investor of the Beneficial Ownership Limitation, the Beneficial Ownership Limitation may not be further amended by such Investor without first providing the minimum notice required by this Section 2.1. Notwithstanding anything to the contrary set forth in this Agreement, for any Investor that has provided notice to the Company that this sentence shall apply to it, (i) the Investor shall not be required to purchase Pre-Funded Warrants and (ii) the Company shall not issue or sell, and the Investor shall not purchase or acquire, any Initial Shares which, when aggregated with all shares of Common Stock then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor of more than 9.99% of the outstanding shares of Common Stock immediately after giving effect to the Closing and the consummation of the transactions contemplated hereby, and the number of Initial Shares and the Aggregate Purchase Amount for such Investor shall be reduced accordingly.

2.2 Closing. Subject to the satisfaction or waiver of the conditions set forth in Section 5.13, the closing of the purchase and sale of the Securities (the "**Closing**" and the date on which the Closing occurs, the "**Closing Date**") shall occur remotely via the exchange of documents and signatures immediately prior to the First Effective Time (as defined in the Merger Agreement), or at such other time as agreed to by the Company and the Investor Majority. Not less than three (3) Business Days prior to the anticipated Closing Date, the Company shall provide written notice to the Investors (the "**Closing Notice**") of the anticipated Closing Date and the wire instructions for delivery of the Aggregate Purchase Amount. At the Closing, the Securities shall be issued and registered in the name of such Investor, or in such nominee name(s) as designated by such Investor, representing the number of Securities to be purchased by such Investor at such Closing as set forth in Exhibit A, in each case against payment to the Company of the purchase price therefor (the "**Aggregate Purchase Amount**") in full, either by (x) wire transfer to the Company of immediately available funds (a "**Wire**"), at or prior to the Closing, in accordance with wire instructions provided by the Company in the Closing Notice; (y) the cancellation of Convertible Securities or other debt of the Company or its Subsidiaries (including any outstanding principal, premium, interest or any other amounts due thereon) set forth under the heading "Convertible Securities Amount" and opposite such Investor's name in Exhibit A (any such cancellation, a "**Contribution**"); or (z) a combination of such methods. On the Closing Date, the Company will (A) cause the Transfer Agent to issue the Initial Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 4.10 hereof) and the Company shall provide evidence of such issuance from the Company's Transfer Agent as soon as reasonably practical following the Closing Date to each Investor and (B) deliver to such Investor (or such Investor's designated custodian per its delivery instructions), or in such nominee name(s) as designated by such Investor, a Pre-Funded Warrant exercisable for a number of shares of Common Stock as set forth in Exhibit A with respect to such Investor. If the Closing has not occurred within two (2) Business Days after the expected Closing Date, unless otherwise agreed by the Company and such Investor, the Company shall promptly (but no later than one (1) Business Day thereafter) return the previously wired Aggregate Purchase Amount to each respective Investor by wire transfer of United States dollars in immediately available funds to the account specified by each Investor, and any book entries for the Securities shall be deemed cancelled; provided that, unless this Agreement has been terminated pursuant to Section 7, such return of funds shall not terminate this Agreement or relieve such Investor of its obligation to purchase, or the Company of its obligation to issue and sell, the Securities at the Closing. Notwithstanding the foregoing and anything in this Agreement to the contrary, (i) the Company may amend Exhibit A up to three (3) Business Days prior to the Closing, without the consent of the other parties hereto, to reflect the number of Securities purchased, the Aggregate Purchase Amount to be paid and the Convertible Securities Amount to be Contributed, in each case, by each applicable Investor, and shall provide such updated Exhibit A to an Investor upon request, and (ii), as may be agreed to among the Company and one or more Investors, if an Investor is (a) an investment company registered under the Investment Company Act of 1940, as amended, (b) advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (c) otherwise subject to internal policies and/or procedures relating to the timing of funding and issuance of securities, such Investor shall not be required to wire its Aggregate Purchase Amount until it confirms receipt of evidence of the issuance of such Investor's Initial Shares from the Transfer Agent in form and substance reasonably acceptable to the Investor (and the Company shall use reasonable best efforts to cause the Transfer Agent to deliver such evidence) and, if applicable, copies of such Investor's Pre-Funded Warrants.

2.3    Conversion and Termination of Convertible Securities.    Notwithstanding anything in this Agreement to the contrary, by executing and delivering this Agreement, each Investor holding one or more Convertible Securities prior to the Closing hereby irrevocably agrees that:

(a)    the aggregate amount of all such Convertible Securities (including any outstanding principal, premium, interest or any other amounts) held by such Investor is set forth under the heading "Convertible Securities Amount" and opposite such Investor's name in Exhibit A;

(b)    such Investor is the sole owner of all right, title and interest in and to the Convertible Securities corresponding to the amounts set forth under the heading "Convertible Securities Amount" and opposite such Investor's name in Exhibit A;

(c)    at the Closing, (i) all of such Investor's Convertible Securities will automatically and without any action on the part of such Investor convert into that number of Securities as is calculated in accordance with Section 2.1 based on such Investor's Aggregate Purchase Amount (whether paid via Wire or Contribution), regardless of whether any such Convertible Securities or an affidavit of loss therefor is actually delivered in original or other form to the Company, and (ii) any original Convertible Securities held by (or delivered, electronically or otherwise, to) the Company or any Subsidiary, as applicable, shall be cancelled (and marked cancelled) by the Company or any Subsidiary, as applicable, upon or following the Closing;

(d)   with respect to any Contribution by such Investor, (i) such Investor (on behalf of itself and all beneficial owners of such Investor's Convertible Securities) and Company (on behalf of itself and its Subsidiaries) hereby agree that any Convertible Securities that are Contributed hereby are and will be deemed for all purposes to have been amended and modified by virtue hereof to the full extent necessary to permit and facilitate their conversion as provided in this Agreement into Securities and (ii) such Investor's Securities are issued in full and complete discharge and satisfaction of all obligations of the Company or its Subsidiaries, as applicable, (including any outstanding principal, premium, interest or any other amounts) under such Investor's Convertible Securities, and such Convertible Securities will be terminated in full and will be null, void and of no further force or effect automatically immediately upon the Closing, provided that the foregoing will not impair the right of such Investor to receive the applicable number of Securities calculated in accordance with Section 2.1 above; and

(e)   the Company and its Subsidiaries, affiliates, and agents shall be entitled to deduct and withhold from the amounts deliverable in satisfaction of such Investor's Convertible Securities (including any Securities otherwise issuable with respect thereto) such amounts, if any, as are required to be deducted and withheld under the Code or any other applicable tax law. To the extent that amounts are so deducted and withheld and duly paid over to the appropriate tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered to the person in respect of whom such deduction and withholding was made. Each person holding Convertible Securities shall, upon request, use its commercially reasonable efforts to provide the applicable withholding agent with all necessary tax forms, including a duly executed IRS Form W-9 or appropriate version of IRS Form W- 8, as applicable. Prior to withholding any amounts pursuant to this Section 2.3(e), the Company (and its Subsidiaries, affiliates, and agents) shall use commercially reasonable efforts to notify such Investor, and the Company and such Investor shall cooperate in good faith to reduce or eliminate any such withholding.

3.   Representations and Warranties of the Company.   The Company hereby represents and warrants to each of the Investors and the Placement Agents that the statements contained in this Section 3 are true and correct as of the date hereof and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

3.1   Organization and Power.   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify would not reasonably be expected to have a Material Adverse Effect. The Company does not have any subsidiaries and does not otherwise own any shares of capital stock or any interest in any other Person.

3.2   Capitalization.   The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, par value $0.001 per share. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares of capital stock of the Company were issued in violation of any preemptive or other similar rights of any securityholder of the Company which have not been waived, and such shares were issued in compliance in all material respects with applicable state and federal securities law and any rights of third parties.

3.3   Registration Rights.   Except as set forth in or contemplated by the Transaction Agreements (including in Section 3.7), the Company is presently not under any obligation, and has not granted any rights, to register under the Securities Act any of the Company's presently outstanding securities or any of its securities that may hereafter be issued that have not expired or been satisfied or waived.

3.4  Authorization.  The Company has all requisite corporate power and authority to enter into the Transaction Agreements and to carry out and perform its obligations under the terms of the Transaction Agreements, including the issuance and sale of the Securities and the issuance of the Pre-Funded Warrant Shares and the reservation of the Pre-Funded Warrant Shares. Except as contemplated by the Merger Agreement, all corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of the Securities and the Pre-Funded Warrant Shares, the authorization, execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated herein, including the issuance and sale of the Securities and the Pre-Funded Warrant Shares, has been taken. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by each Investor and that this Agreement constitutes the legal, valid and binding agreement of each Investor, this Agreement and each of the Pre-Funded Warrants constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Upon its execution by the Company and the other parties thereto and assuming that it constitutes legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement and each Pre-Funded Warrant will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.5  Valid Issuance.  The Initial Shares being purchased by the Investors hereunder have been duly and validly authorized and, upon issuance pursuant to the terms hereof, against full payment therefor in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable and will be issued free and clear of any liens or other restrictions (other than those as provided in the Transaction Agreements or restrictions on transfer under applicable state and federal securities laws) and the holder of the Initial Shares shall be entitled to all rights accorded to a holder of Common Stock. The Pre-Funded Warrant Shares have been duly and validly authorized and reserved for issuance and, upon issuance pursuant to the terms of the Pre-Funded Warrants, against full payment therefor in accordance with the terms of the Pre-Funded Warrants, will be duly and validly issued, fully paid and non- assessable and will be issued free and clear of any liens or other restrictions (other than those as provided in the Transaction Agreements or restrictions on transfer under applicable state and federal securities laws) and the holder of the Pre-Funded Warrant Shares shall be entitled to all rights accorded to a holder of Common Stock. Subject to the accuracy of the representations and warranties made by the Investors in Section 4 hereof, the offer and sale of the Securities to the Investors is and will be in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act and (ii) the registration and qualification requirements of applicable securities laws of the states of the United States.

3.6  No Conflict.  The execution, delivery and performance of the Transaction Agreements by the Company, the issuance and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Agreements will not (i) violate any provision of the Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, (ii) conflict with or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a benefit under any agreement or instrument, credit facility, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or any Subsidiary or their respective properties or assets, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or any Subsidiary is subject (including federal and state securities laws and regulations) and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject, or by which any property or asset of the Company or any Subsidiary is bound or affected, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

3.7 <u>Consents</u>. Assuming the accuracy of the representations and warranties of the Investors in Section 4 and except as set forth in the Merger Agreement, no consent, approval, authorization, filing with or order of or registration with, any court or governmental agency or body is required in connection with the authorization, execution or delivery by the Company of the Transaction Agreements, the issuance and sale of the Securities and the performance by the Company of its other obligations under the Transaction Agreements, except such as (a) have been or will be obtained or made under the Securities Act or the Exchange Act, (b) the filing of any requisite notices and/or application(s) to the National Exchange for the issuance and sale of the Shares and the listing of the Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby, (c) customary post-closing filings with the SEC or pursuant to state securities laws in connection with the offer and sale of the Shares by the Company in the manner contemplated herein, which will be filed on a timely basis, (d) the filing of the registration statement required to be filed by the Registration Rights Agreement, or (e) such that the failure of which to obtain would not have a Material Adverse Effect. All notices, consents, authorizations, orders, filings and registrations which the Company is required to deliver or obtain prior to the Closing pursuant to the preceding sentence have been obtained or made or will be delivered or obtained or effected, and shall remain in full force and effect, on or prior to the Closing.

3.8 <u>Financial Statements</u>. The statement of operations and comprehensive loss data for the period from June 18, 2024 (inception) to September 30, 2024 and summary balance sheet data as of September 30, 2024 of the Company (collectively, the "**Financial Statements**") comply in all material respects with applicable accounting requirements with respect thereto as in effect at the time of filing or public distribution (or to the extent corrected by a subsequent restatement) and fairly present in all material respects the financial position of the Company as of the dates indicated, and the results of its operations and cash flows for the periods therein specified, all in accordance with United States generally accepted accounting principles ("**GAAP**") (except as otherwise noted therein and except that the unaudited financial statements may not contain footnotes and other presentation items required by GAAP and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods therein specified. Except as set forth in the Financial Statements filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except (i) those incurred in the ordinary course of business, consistent with past practices since the date of such Financial Statements or (ii) liabilities not required under GAAP to be reflected in the Financial Statements, in either case, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

3.9 <u>Absence of Changes</u>. Except for the execution and performance of the Transaction Agreements, and the discussions, negotiations, and transactions preceding or related thereto, since the Company's inception: (a) the Company has conducted its business only in the ordinary course of business and there have been no material transactions entered into by the Company; (b) no material change to any material contract or arrangement by which the Company is bound or to which any of its assets or properties is subject has been entered into that has not been disclosed to the Investors; and (c) there has not been any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect.

3.10 <u>Absence of Litigation</u>. There is no action, suit, proceeding, arbitration, claim, investigation, charge, complaint or inquiry pending or, to the Company's knowledge, threatened against the Company or any Subsidiary which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, nor are there any orders, writs, injunctions, judgments or decrees outstanding of any court or government agency or instrumentality and binding upon the Company or any Subsidiary that have had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary, nor to the knowledge of the Company, any director or officer of the Company or any Subsidiary, is, or within the last ten (10) years has been, the subject of any action involving a claim of violation of or liability under federal or state securities laws relating to the Company or such Subsidiary or a claim of breach of fiduciary duty relating to the Company or such Subsidiary.

3.11    Compliance with Law; Permits.    None of the Company or any Subsidiary is in violation of, or has received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any governmental body, court or government agency or instrumentality, except for violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have all required licenses, permits, certificates and other authorizations (collectively, "**Governmental Authorizations**") from such federal, state or local government or governmental agency, department or body that are currently necessary for the operation of the business of the Company and its Subsidiaries as currently conducted, except where the failure to possess currently such Governmental Authorizations has not had and is not reasonably expected to have a Material Adverse Effect. None of the Company or any Subsidiary has received any written (or, to the Company's knowledge, oral) notice regarding any revocation or material modification of any such Governmental Authorization, which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, has or would reasonably be expected to result in a Material Adverse Effect.

3.12    Intellectual Property.    The Company and its Subsidiaries own, or have rights to use, all material inventions, patent applications, patents, trademarks, trade names, service names, service marks, copyrights, trade secrets, know how (including unpatented and/or unpatentable proprietary of confidential information, systems or procedures) and other intellectual property as described in the Company Presentation necessary for, or used in the conduct of their respective businesses (collectively, "**Intellectual Property**"), except where any failure to own, possess or acquire such Intellectual Property has not had, and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Intellectual Property of the Company and its Subsidiaries has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part. To the Company's knowledge: (i) there are no third parties who have rights to any Intellectual Property, including no liens, security interests, or other encumbrances; and (ii) there is no infringement by third parties of any Intellectual Property. No action, suit, or other proceeding is pending, or, to the Company's knowledge, is threatened: (A) challenging the Company's or its Subsidiaries' rights in or to any Intellectual Property; (B) challenging the validity, enforceability or scope of any Intellectual Property; or (C) alleging that the Company or any of its Subsidiaries infringes, misappropriates, or otherwise violates any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others, except, in each case, which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have complied in all material respects with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any of its Subsidiaries in all material respects, and to the Company's knowledge all such agreements are in full force and effect. To the Company's knowledge, there are no material defects in any of the patents or patent applications included in the Intellectual Property. The Company and its Subsidiaries have taken all reasonable steps to protect, maintain and safeguard their Intellectual Property.

3.13    Employee Benefits.    Except as would not be reasonably likely to result in a Material Adverse Effect, each Benefit Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act of 2010, as amended, and other applicable laws, rules and regulations. The Company and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules and regulations regarding employment, except for any failures to comply that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. There is no labor dispute, strike or work stoppage against the Company or its Subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the business activities of the

Company, except where such dispute, strike or work stoppage is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

3.14 <u>Taxes</u>.    The Company and its Subsidiaries have filed all federal, state and foreign income Tax Returns and other Tax Returns required to have been filed under applicable law (or extensions have been duly obtained) and have paid all Taxes required to have been paid by them, except for those which are being contested in good faith and except where failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No assessment in connection with United States federal tax returns has been made against the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or reassessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect. No audits, examinations, or other proceedings with respect to any material amounts of Taxes of the Company and its Subsidiaries are presently in progress or have been asserted or proposed in writing without subsequently being paid, settled or withdrawn. There are no liens on any of the assets of the Company. The Company, at all times since inception, has been and continues to be each classified as a corporation for U.S. federal income tax purposes. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the period specified in Code Section 897(c)(1)(A)(ii).

3.15 <u>Environmental Laws</u>.    The Company and its Subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("**Environmental Laws**"), (ii) have received all permits and other Governmental Authorizations required under applicable Environmental Laws to conduct its business and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company or any Subsidiary has received since the Company's inception, any written notice or other communication (in writing or otherwise), whether from a governmental authority or other Person, that alleges that the Company or any Subsidiary is not in compliance with any Environmental Law and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the Company's or any Subsidiary's compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company: (i) no current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company or any Subsidiary has received since the Company's inception, any written notice or other communication relating to property owned or leased at any time by the Company, whether from a governmental authority, or other Person, that alleges that such current or prior owner or the Company or any Subsidiary is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law.

3.16 <u>Title</u>.    Each of the Company and its Subsidiaries has good and marketable title to all personal property owned by it that is material to the business of the Company, free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not materially and adversely interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries, as the case may be. Any real property and buildings held under lease by the Company or its Subsidiaries is held under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially and adversely interfere with the use made and proposed to be made of such property and buildings by the Company or its Subsidiaries, as the case may be. The Company does not own any real property.

3.17 <u>Insurance</u>.    The Company carries or is entitled to the benefits of insurance in such amounts and covering such risks that is customary for comparably situated companies and is adequate for the conduct of its business and the value of its properties (owned or leased) and assets, and each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Company's inception, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy.

3.18 <u>Clinical Data and Regulatory Compliance</u>. Except as would not reasonably be expected to result in a Material Adverse Effect: (i) the preclinical tests and clinical trials, and other studies used to support regulatory approval (collectively, "**studies**") being conducted by the Company that are described in, or the results of which are referred to in, the Company Presentation were and, if still pending, are being conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such studies and with standard medical and scientific research procedures; (ii) each description of the results of such studies is accurate and complete in all material respects and fairly presents the data derived from such studies, and the Company and its Subsidiaries have no knowledge of any other studies the results of which are inconsistent with, or otherwise call into question, the results described or referred to in the Company Presentation; (iii) the Company and its Subsidiaries have made or will make all such filings and obtained all such approvals as may be required by the FDA or from any other U.S. federal, state or local government or foreign government or Drug Regulatory Agency, or Institutional Review Board, each having jurisdiction over biopharmaceutical products (collectively, the "**Regulatory Agencies**") for the conduct of its business as described in the Company Presentation; (iv) neither the Company nor any of its Subsidiaries has received any notice of, or correspondence from, any Regulatory Agency requiring the termination or suspension of or imposing any clinical hold on any clinical trials that are described or referred to in the Company Presentation; and (v) the Company and its Subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies.

3.19 <u>Compliance with Health Care Laws</u>. The Company and its Subsidiaries are in compliance in all material respects with all Health Care Laws to the extent applicable to the Company's current business and research use only products. For purposes of this Agreement, "**Health Care Laws**" means: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.) and the Public Health Service Act (42 U.S.C. Section 201 et seq.), and the regulations promulgated thereunder; (ii) all applicable federal, state, local and foreign health care fraud and abuse laws, including, without limitation, the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)); (iii) HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.); (iv) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; (v) the European Union ("**EU**") Clinical Trials Regulation (Regulation (EU) No. 536/2014); (vi) the EU Regulation regarding community procedures for authorization and supervision of medicinal products for human and veterinary use and establishing a European Medicines Agency (Regulation (EC) No. 726/2004); (vii) licensure, quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; (viii) all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company or its Subsidiaries, and (ix) the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof. Neither the Company nor any of its Subsidiaries has received written or, to the Company's knowledge, oral notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product operation or activity is in material violation of any Health Care Laws nor, to the Company's knowledge, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and its Subsidiaries have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission).

Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company, any of its Subsidiaries nor any of their respective employees, officers, directors, or, to the knowledge of the Company, agents has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion.

3.20    Accounting Controls and Disclosure Controls and Procedures.    The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that the Company maintains records that in reasonable detail accurately and fairly reflect the Company's transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Board of Directors and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements. Since the inception of the Company, there has been (a) no material weaknesses in the design or operation of the Company's internal control over financial reporting (whether or not remediated) and (b) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to provide reasonable assurance that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure.

3.21    Price Stabilization of Common Stock.    The Company has not taken, nor will it take, directly or indirectly, any action designed to stabilize or manipulate the price of the Common Stock to facilitate the sale or resale of the Shares.

3.22    Investment Company Act.    The Company is not, and immediately after receipt of payment for the Securities will not be, an "investment company" within the meaning of the U.S. Investment Company Act of 1940, as amended.

3.23    General Solicitation; No Integration or Aggregation.    Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Securities pursuant to this Agreement. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be (i) integrated with the Securities sold pursuant to this Agreement for purposes of the Securities Act or (ii) aggregated with prior offerings by the Company for the purposes of the rules and regulations of the Nasdaq Global Market. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 4, neither the Company nor any of its Affiliates, its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby.

3.24    Brokers and Finders.    Other than the Placement Agents, neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

3.25    Reliance by the Investors.    The Company has a reasonable basis for making each of the representations set forth in this Section 3. The Company acknowledges that each of the Investors will rely upon the truth and accuracy of, and the Company's compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth herein.

3.26    No Additional Agreements.    There are no agreements or understandings between the Company, on one hand, and any Investor, on the other hand, with respect to the transactions contemplated by the Transaction Agreements other than as specified in the Transaction Agreements.

3.27    Anti-Bribery and Anti-Money Laundering Laws; Sanctions.    Each of the Company, its Subsidiaries and, to the knowledge of the Company, any of their respective officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope, (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (C) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

3.28    Cybersecurity.    The Company and its Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "**IT Systems**") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, and are free and clear of all material Trojan horses, time bombs, malware and other malicious code. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls designed to maintain and protect the confidentiality, integrity, availability, privacy and security of all sensitive, confidential or regulated data ("**Confidential Data**") used or maintained in connection with their businesses and Personal Data (defined below), and the integrity, availability continuous operation, redundancy and security of all IT Systems. "**Personal Data**" means the following data used in connection with the Company's and its Subsidiaries' businesses and in their possession or control:(i) a natural person's name, street address, telephone number, e-mail address, photograph, social security number or other tax identification number, driver's license number, passport number, credit card number or bank information; (ii) information that identifies or may reasonably be used to identify an individual; (iii) any information that would qualify as "protected health information" under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, "**HIPAA**"); and (iv) any information that would qualify as "personal data," "personal information" (or similar term) under the Privacy Laws. To the Company's knowledge, there have been no breaches, outages or unauthorized uses of or accesses to the Company's IT Systems, Confidential Data, or Personal Data that would require notification under Privacy Laws (as defined below).

3.29    Compliance with Data Privacy Laws.    The Company and its Subsidiaries are, and at all prior times were, in material compliance with all applicable state, federal and foreign data privacy and security laws and regulations regarding the collection, use, storage, retention, disclosure, transfer, disposal, or any other processing (collectively "**Process**" or "**Processing**") of Personal Data, including without limitation HIPAA, the EU General Data Protection Regulation ("**GDPR**") (Regulation (EU) No. 2016/679), all other local, state, federal, national, supranational and foreign laws relating to the regulation of the Company or its Subsidiaries, and the regulations promulgated pursuant to such statutes and any state or non-U.S. counterpart thereof (collectively, the "**Privacy Laws**"). To ensure material compliance with the Privacy Laws, the Company and its Subsidiaries have in place, comply with, and take all appropriate steps necessary to ensure compliance in all material respects with their policies and procedures relating to data privacy and security, and the Processing of Personal Data and Confidential Data (the "**Privacy Statements**"). The Company and its Subsidiaries have, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, at all times since inception provided accurate notice of its Privacy Statements then in effect to its customers, employees, third party vendors and representatives. None of such disclosures made or contained in any Privacy Statements have been materially inaccurate, misleading, incomplete, or in material violation of any Privacy Laws.

3.30 <u>Transactions with Affiliates and Employees</u>. No relationship, direct or indirect, exists between or among the Company, on the one hand, and any director, officer, stockholder, customer or supplier of the Company, on the other hand, that is required to be described in any forms, statements, certifications, reports and documents required to be filed or furnished with the SEC under the Exchange Act or the Securities Act that will not be so described in accordance with the Exchange Act following the Closing.

3.31 <u>Information Provided</u>. The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement (as defined in the Merger Agreement), or supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the 1934 Act (each a "**Regulation M-A Filing**"), shall not, at the time the Registration Statement or any such Regulation M-A Filing is filed with the Commission, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the Commission, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of the Company for inclusion in the Registration Statement to be sent to the stockholders of Parent in connection with the meeting of Parent's stockholders (the "**Public Company Meeting**"), shall not, on the date the proxy statement/prospectus included in the Registration Statement is first mailed to stockholders of Parent, at the time of the Public Company Meeting or at the First Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

3.32 <u>Additional Representations and Warranties</u>.

(a) The Company's representations and warranties set forth in the Merger Agreement in Section 4.2 (Capital Stock), Section 4.6 (Financial Statements), Section 4.9 (Litigation), Section 4.10 (Compliance with Laws), Section 4.11 (Health Care Regulatory Matters), Section 4.13 (Labor and Employment Matters), Section 4.14 (Environmental Matters), Section 4.16 Contracts), Section 4.19 (Intellectual Property) and 4.22 (Related Party Transactions) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the Company Disclosure Schedule (as defined in the Merger Agreement).

(b) As of the date hereof and as of the Closing Date, the representations and warranties of the Company contained in Section 4 of the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto are true and correct as though given in accordance with Section 8.3(a) of the Merger Agreement.

(c)    As of the date hereof and as of the Closing Date, to the knowledge of the Company, the representations and warranties of Parent contained in Section 5 of the Merger Agreement and in any certificate or other writing delivered by Parent pursuant thereto are true and correct as though given in accordance with Section 8.2(a) of the Merger Agreement.

4.    <u>Representations and Warranties of Each Investor</u>.    Each Investor, severally for itself and not jointly with any other Investor, represents and warrants to the Company and the Placement Agents that the statements contained in this <u>Section 4</u> are true and correct as of the date hereof and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date):

4.1    <u>Organization</u>.    Such Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

4.2    <u>Authorization</u>.    Such Investor has all requisite corporate or similar power and authority to enter into this Agreement and the other Transaction Agreements to which it will be a party and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of such Investor or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Agreements to which it will be a party and the consummation of the other transactions contemplated herein has been taken. The signature of the Investor on this Agreement is genuine and the signatory to this Agreement, if the Investor is an individual, has the legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same on behalf of the Investor. Assuming this Agreement constitutes the legal and binding agreement of the Company, this Agreement constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its respective terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3    <u>No Conflicts</u>.    The execution, delivery and performance of the applicable Transaction Agreements by such Investor, the purchase of the Securities in accordance with their terms and the consummation by such Investor of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Investor (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or to a loss of a material benefit under (i) any provision of the organizational documents of such Investor, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Investor or its respective properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to materially delay or materially hinder the ability of such Investor to perform its obligations under the Transaction Agreements.

4.4    <u>Residency</u>.    Such Investor's residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Investor's name on <u>Exhibit A</u>, except as otherwise communicated by such Investor to the Company.

4.5    <u>Brokers and Finders</u>.    Such Investor has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

4.6    <u>Investment Representations and Warranties</u>.    Each Investor hereby represents and warrants that, it (i) as of the date hereof is, if an entity, a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) or an "accredited investor" as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the Securities Act; or (ii) if an individual, is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D of the Securities Act and has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Securities. Each Investor further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) that it has not been organized for the purpose of acquiring the Securities and is an "institutional account" as defined by FINRA Rule 4512(c). Such Investor understands and agrees that the offering and sale of the Securities has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of such Investor's representations as expressed herein.

4.7   Intent.   Each Investor is purchasing the Securities solely for investment purposes, for such Investor's own account and not for the account of others, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to the Investor's right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. Notwithstanding the foregoing, if such Investor is purchasing the Securities as a fiduciary or agent for one or more investor accounts, such Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account. Each Investor has no present arrangement to sell the Securities to or through any person or entity. Each Investor understands that the Securities must be held indefinitely unless such Securities are resold pursuant to a registration statement under the Securities Act or an exemption from registration is available. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Securities for any period of time.

4.8   Investment Experience; Ability to Protect Its Own Interests and Bear Economic Risks.   Each Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has knowledge and experience in finance, securities, taxation, investments and other business matters as to be capable of evaluating the merits and risks of investments of the kind described in this Agreement and contemplated hereby, and the Investor has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as such Investor has considered necessary to make an informed investment decision. Each Investor acknowledges that such Investor (i) is a sophisticated investor, experienced in investing in private placements of equity securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (ii) has exercised independent judgment in evaluating its participation in the purchase of the Securities. Each Investor acknowledges that such Investor is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in the Company's filings with the SEC. Alone, or together with any professional advisor(s), such Investor has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor. Each Investor is, at this time and in the foreseeable future, able to afford the loss of such Investor's entire investment in the Securities and such Investor acknowledges specifically that a possibility of total loss exists.

4.9   Independent Investment Decision.   Such Investor understands that nothing in the Transaction Agreements or any other materials presented by or on behalf of the Company to such Investor in connection with the purchase of the Securities constitutes legal, tax or investment advice. Such Investor has consulted such legal, tax and investment advisors as it, in their sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

4.10    Securities Not Registered; Legends.    Such Investor acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act, and such Investor understands that the Securities have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Securities must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by such Investor unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. Such Investor understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of such Investor's control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. Such Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. Such Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

Each Investor understands that any certificates or book entry notations evidencing the Securities may bear one or more legends in substantially the following form and substance:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION). NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES."

In addition, the Securities may contain a legend regarding affiliate status of the Investor, if applicable, provided that the Company will notify the Investor in advance of Closing if such legend is to be placed on its Securities.

4.11    Placement Agents.    Each Investor hereby acknowledges and agrees that (a) each Placement Agent is acting solely as placement agent in connection with the execution, delivery and performance of the Transaction Agreements and the issuance of the Securities to the Investor and neither any Placement Agent nor any of its affiliates have acted as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary or financial advisor for such Investor, the Company or any other person or entity in connection with the execution, delivery and performance of the Transaction Agreements and the issuance and purchase of the Securities, (b) no Placement Agent has made and does not make any representation or warranty, whether express or implied, of any kind or character, or has not provided any advice or recommendation in connection with the execution, delivery and performance of the Transaction Agreements or with respect to the Securities, nor is such information or advice necessary or desired, (c) no Placement Agent will have any responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Transaction Agreements, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, and (d) no Placement Agent will have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Investor, the Company or any other person or entity), whether in contract, tort or otherwise, to such Investor, or to any person claiming through it, in respect of the execution, delivery and performance of the Transaction Agreements, except in each case for such party's own gross negligence, willful misconduct or bad faith. No disclosure or offering document has been prepared by any Placement Agent or any of its affiliates in connection with the offer and sale of the Securities. Neither the Placement Agents nor any of their respective affiliates have made or make any representation as to the quality or value of the Securities and the Placement Agents and any their respective affiliates may have acquired non-public information with respect to the Company which the Investor agrees need not be provided to it.

4.12    No General Solicitation.    Each Investor acknowledges and agrees that the Investor is purchasing the Securities directly from the Company. Such Investor became aware of this offering of the Securities solely by means of direct contact from the Placement Agents or directly from the Company as a result of a pre-existing, substantive relationship with the Company or the Placement Agents, and/or their respective advisors (including, without limitation, attorneys, accountants, bankers, consultants and financial advisors), agents, control persons, representatives, affiliates, directors, officers, managers, members, and/or employees, and/or the representatives of such persons. The Securities were offered to such Investor solely by direct contact between such Investor and the Company, the Placement Agents and/or their respective representatives. Such Investor did not become aware of this offering of the Securities, nor were the Securities offered to such Investor, by any other means, and none of the Company, the Placement Agents and/or their respective representatives acted as investment advisor, broker or dealer to such Investor. Such Investor is not purchasing the Securities as a result of any general or public solicitation or general advertising, or publicly disseminated advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement, including any of the methods described in Section 502(c) of Regulation D under the Securities Act.

4.13    Access to Information.    In making its decision to purchase the Securities, each Investor has relied solely upon independent investigation made by such Investor and upon the representations, warranties and covenants set forth herein. Such Investor acknowledges and agrees that such Investor has received such information as such Investor deems necessary in order to make an investment decision with respect to the Securities, including, with respect to the Company. Each Investor acknowledges and agrees that such Investor and such Investor's professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities as such Investor and such Investor's professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities and that such Investor has independently made its own analysis and decision to invest in the Company. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor's right to rely on the Company's representations and warranties contained in this Agreement.

4.14    Certain Trading Activities.    Other than consummating the transaction contemplated hereby, the Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Investor was first contacted by the Company or any other Person regarding the transaction contemplated hereby and ending immediately prior to the date hereof. Notwithstanding the foregoing, (i) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor's assets, the representation set forth above shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement and (ii) in the case of an Investor whose investment adviser utilized an information barrier with respect to the information regarding the transactions contemplated hereunder after first being contacted by the Company or such other Person representing the Company, the representation set forth above shall only apply after the point in time when the portfolio manager who manages such Investor's assets was informed of the information regarding the transactions contemplated hereunder and, with respect to the Investor's investment adviser, the representation set forth above shall only apply with respect to any purchases or sales, including Short Sales, of the securities of the Company on behalf of other funds or investment vehicles for which the Investor's investment adviser is also an investment adviser or subadviser after the point in time when the portfolio manager who manages the assets of such other funds or investment vehicles for which the Investor's investment adviser is also an investment adviser or sub-adviser was informed of the information regarding the transactions contemplated hereunder. Other than to other Persons party to this Agreement and to its advisors and agents who had a need to know such information, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

5. Covenants.

    5.1 Further Assurances.    Prior to the Closing, each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other reasonable acts and things in good faith as may be necessary to effectuate the intents and purposes of this Agreement, subject to the terms and conditions hereof and compliance with applicable law, including taking reasonable action to facilitate the filing of any document or the taking of reasonable action to assist the other parties hereto in complying with the terms hereof. Each Investor acknowledges that the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Closing, the Investor agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 4 are no longer accurate and the Company agrees to promptly notify each Investor if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 3 are no longer accurate.

    5.2 Listing.    The Company shall use commercially reasonable efforts (a) to cause Parent to maintain the listing and trading of Parent's common stock on the Nasdaq Global Market and, in accordance therewith, will use reasonable best efforts to cause Parent to comply in all material respects with the Parent's reporting, filing and other obligations under the rules and regulations of Nasdaq and (b) to obtain approval of the listing of the Shares on Nasdaq following the closing of the Merger.

    5.3 Disclosure of Transactions.    The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date hereof (provided that, if this Agreement is executed between midnight and 9:00 a.m., New York City time on any Business Day, no later than 9:01 a.m. on the date hereof), issue a press release and ensure that Parent shall substantially contemporaneously file with the SEC a Current Report on Form 8-K (including all exhibits thereto, the "**Disclosure Document**" and the actual filing of such press release and/or Current Report on Form 8-K, the "**Disclosure Time**") disclosing (i) all material terms of the transactions contemplated hereby and by the other Transaction Agreements and attaching this Agreement and the other Transaction Agreements as exhibits to such Disclosure Document, and (ii) all material non-public information concerning the Company, the transactions contemplated hereby or the transactions contemplated by the Merger Agreement disclosed to the Investors prior to the Disclosure Time. Following the Disclosure Time, no Investor shall be in possession of any material non-public information received from the Company, its subsidiaries or any of their respective officers, directors, employees or agents (including the Placement Agents). Notwithstanding anything in this Agreement, the Company shall not provide any of the Investors or their respective affiliates, attorneys, agents or representatives with any material non-public information regarding the Company or Parent or their respective securities from and after the Disclosure Time except as otherwise agreed by such Investor. The Company understands and confirms that the Investors will rely on the foregoing representations, covenants and agreements in effecting securities transactions. Notwithstanding anything in this Agreement to the contrary, the Company shall not disclose the name of any Investor or any of its affiliates or advisers, or include the name of any Investor or any of its affiliates or advisers in any marketing materials (whether or not made publicly available), press release, public announcement or filing with the SEC (other than any registration statement contemplated by the Registration Rights Agreement, which shall be subject to review of the Investors in accordance with the terms of the Registration Rights Agreement) or any regulatory agency, without the prior written consent of such Investor, except (i) as required by the federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement and (B) the filing of final Transaction Agreements with the SEC or pursuant to other routine proceedings of regulatory authorities, or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of the Nasdaq Global Market, provided that the Company shall use commercially reasonable efforts to provide the Investors with prior written notice of and a reasonable opportunity to review such disclosure permitted under foregoing clauses (i) and (ii).

5.4    Integration.   The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Investors, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any National Exchange such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

5.5    Removal of Legends.

(a)    In connection with any sale, assignment, transfer or other disposition of the Shares by an Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the purchaser acquires freely tradable shares and upon compliance by the Investor with the requirements of this Agreement, if requested by the Investor by notice to the Company, the Company shall instruct the Transfer Agent to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends as soon as reasonably practicable (expected to be three (3) Business Days) following any such request therefor from such Investor, provided that the Company has timely received from the Investor a completed Investor representation letter in substantially the form attached hereto as Exhibit D and such other customary representations as may be reasonably required, in accordance with applicable law in connection therewith. Any shares subject to legend removal under this Section 5.5 may be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor's prime broker with the DTC System as directed by such Investor. The Company shall be responsible for the fees of its Transfer Agent, DTC and its legal counsel associated with such legend removal.

(b)    In addition, without limiting Section 5.5(a), and subject to receipt from the Investor by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, upon the earliest of such time as the Initial Shares or any other Shares (i) have been registered under the Securities Act pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144 (in which case the provisions of Section 5.5(a) shall apply), or (iii) are eligible for resale under Rule 144(b)(1) without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1) (or any successor provision), the Company shall, in accordance with the provisions of this Section 5.5(b) (A) upon effectiveness of the registration statement registering the resale of such Initial Shares or Other Shares as set forth in clause (i), provide a "blanket" opinion to the Transfer Agent for the removal of legends in connection with any sale pursuant to the effective registration statement, and (B) with respect to clauses (i), (ii) and (iii), as soon as reasonably practicable and no later than three (3) Business Days following any request therefor from an Investor accompanied by a completed Investor representation letter in substantially the form attached hereto as Exhibit E, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares. If, as a condition to the removal of any legends of any of the Securities, the Transfer Agent requires that the request for removal be accompanied by a certificate and/or an opinion of counsel reasonably satisfactory to the Transfer Agent, to the effect that the proposed transfer does not result in a violation of the Securities Act, the Company and/or its legal counsel shall provide such certificate or opinion with respect to any such transfer. The Company shall be responsible for the fees of its Transfer Agent, DTC and its legal counsel associated with such legend removal.

5.6     Withholding Taxes.    Each Investor agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

5.7     Fees and Taxes.    The Company shall be solely responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by an Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agents.

5.8     No Conflicting Agreements.    The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company's obligations to the Investors under the Transaction Agreements.

5.9     Reporting Status.    The Company shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.

5.10     Indemnification.

(a)     The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the "**Indemnified Persons**"), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject (i) as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Agreements or (ii) as a result of or arising out of any action, claim or proceeding, pending or threatened, against an Indemnified Person in any capacity by any stockholder of the Company (whether directly or in a derivative capacity) who is not an Affiliate of the Indemnified Person with respect to the transactions contemplated by the Transaction Agreements, and in each case will reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person.

(b)     Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

5.11 <u>Pre-Closing Financing Restructuring.</u> In the event the structure of the Company Pre-Closing Financing (as defined in the Merger Agreement) either violates applicable Law (as defined in the Merger Agreement) or materially and adversely effects Parent's ability to cause the Registration Statement (as defined in the Merger Agreement) to become effective in a timely manner, and in any event 60 days prior to the End Date (as defined in, and as may be extended in accordance with, the Merger Agreement), then the Company and the Investors shall cooperate and use commercially reasonable efforts to cause the Company Pre-Closing Financing to be amended, modified and/or restructured such that such investment occurs as a direct acquisition of shares of Parent Common Stock (as defined in the Merger Agreement) substantially contemporaneously with the Closing in a manner which preserves to the extent possible, the amount of funds ultimately received by Parent and its subsidiaries, and preserves the number of Parent shares ultimately held by each Investor in respect of such amounts as though the Company Pre-Closing Financing has been consummated by its terms.

5.12 <u>Reservation of Common Stock.</u> As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue the Pre-Funded Warrant Shares that are issuable upon the exercise of the Pre-Funded Warrants, if any.

5.13 <u>Form S-4.</u> From the date hereof until the Closing Date, the Company shall use commercially reasonable efforts to ensure the Registration Statement will register the issuance of the shares of Parent Common Stock to be issued, subject to and in accordance with the terms of the Merger Agreement, by virtue of the Contemplated Transactions (as defined in the Merger Agreement), including shares of Parent Common Stock issued in exchange for the Initial Shares and Pre-Funded Warrant Shares.

5.14 <u>No Amendment or Waiver of Merger Agreement Terms.</u> The Company shall not amend or modify any provision of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that the Investors would reasonably expect to receive pursuant to this Agreement without the consent of the Investor Majority, it being agreed that any amendment or modification to the definitions of "Company Equity Value" and "Company Outstanding Shares" shall be deemed materially adverse to the Investors.

5.15   Legend Removal.   The Company shall use commercially reasonable efforts to ensure the restrictive legends described in Section 4.10 shall promptly be removed in accordance with applicable securities laws following the closing of the Merger. The Company shall use commercially reasonable efforts to ensure the shares of Parent Common Stock to be received in the Merger in exchange for the Initial Shares or Pre-Funded Warrant Shares will be issued in book-entry form, free and clear of any liens or other restrictions whatsoever and without restrictive legends in accordance with applicable securities laws.

6.   Conditions of Closing.

6.1   Conditions to the Obligation of the Investors.   The several obligations of each Investor to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Securities being purchased by it at the Closing pursuant to this Agreement, are subject to the satisfaction or waiver in writing of the following conditions precedent:

(a)   Representations and Warranties.   The representations and warranties of the Company contained herein shall be true and correct in all respects as of the date hereof except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all respects as of such earlier date, and the representations and warranties of the Company contained herein shall be true and correct in all material respects as of the Closing Date, as though made on and as of such date, except for those representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects and except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

(b)   Performance.   The Company shall have performed in all material respects the obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

(c)   No Injunction.   The purchase of and payment for the Securities by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation and no such prohibition shall have been threatened in writing.

(d)   Consents.   The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Securities, all of which shall be in full force and effect.

(e)   Transfer Agent.   The Company shall have furnished all required materials to the Transfer Agent to reflect the issuance of the Initial Shares at the Closing.

(f)   Adverse Changes.   Since the date hereof, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect or a Parent Material Adverse Effect (as defined in the Merger Agreement).

(g)   Opinion of Company Counsel.   The Company shall have delivered to the Investors and the Placement Agents the opinion of Gibson, Dunn & Crutcher LLP, dated as of the Closing Date, in customary form and substance to be reasonably agreed upon with the Placement Agents and addressing such legal matters as the Placement Agents and the Company reasonably agree.

(h)   Compliance Certificate.   An authorized officer of the Company shall have delivered to the Investors at the Closing Date a certificate in form and substance reasonably acceptable to the Investor Majority certifying that the conditions specified in Sections 6.1(a)

(Representations and Warranties), 6.1(b) (Performance), 6.1(c) (No Injunction), 6.1(d) (Consents), 6.1(f) (Adverse Changes), 6.1(k) (Registration Statement), 6.1(l) (Nasdaq), 6.1(m) (Minimum Financing Amount), and 6.1(n) (Merger) of this Agreement have been fulfilled.

(i)     Secretary 's Certificate.    The Secretary of the Company shall have delivered to the Investors at the Closing Date a certificate certifying (i) the Amended and Restated Certificate of Incorporation, (ii) the Amended and Restated Bylaws, and (iii) resolutions of the Company's Board of Directors (or an authorized committee thereof) approving this Agreement, the other Transaction Agreements, the transactions contemplated by this Agreement and the issuance of the Securities and the Pre-Funded Warrant Shares.

(j)     Registration Rights Agreement.    The Company shall have executed and delivered the Registration Rights Agreement in the form attached hereto as Exhibit C (the "**Registration Rights Agreement**") to the Investors.

(k)     Registration Statement.    The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Registration Statement shall have been initiated or threatened in writing by the Commission or its staff.

(l)     Nasdaq.    Parent shall have submitted with Nasdaq an Initial Listing Application in respect of the Parent Common Stock to be issued in the Contemplated Transactions, which shall have been approved by Nasdaq.

(m)     Minimum Financing Amount.    The Company shall receive at Closing aggregate proceeds from the purchase of Securities pursuant to this Agreement of not less than $175,000,000 (including in such proceeds any Convertible Securities Contributed as consideration in accordance with this Agreement).

(n)     Merger.    All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. The Company shall not have amended, modified, or waived any provision under the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that the Investors would reasonably expect to receive under this Agreement without having received the Investor Majority's prior written consent, it being agreed that any amendment or modification to the definitions of "Company Equity Value" and "Company Outstanding Shares" shall be deemed materially adverse to the Investors.

6.2   Conditions to the Obligation of the Company.   The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to each Investor the Securities to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction or waiver in writing of the following conditions precedent:

(a)     Representations and Warranties.    The representations and warranties of each Investor in Section 4 hereto shall be true and correct on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Agreement as of the Closing Date.

(b)     Performance.    Each Investor shall have performed or complied with in all material respects all obligations and conditions herein required to be performed or observed by such Investor on or prior to the Closing Date.

(c)   Injunction.   The purchase of and payment for the Securities by each Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(d)   Registration Rights Agreement.   Each Investor shall have executed and delivered the Registration Rights Agreement to the Company in the form attached as Exhibit C.

(e)   Payment.   Except as may be agreed to among the Company and one or more Investors in accordance with Section 2.2, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the number of Securities being purchased by each Investor at the Closing as set forth in Exhibit A.

7.   Termination.

7.1   Termination.   The obligations of the Company, on the one hand, and each Investor, on the other hand, to effect the Closing shall terminate as follows:

(i)   Upon the mutual written consent of the Company and the Investor Majority prior to the Closing;

(ii)   By the Company, if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment and shall not have been waived by the Company;

(iii)   By an Investor, solely as to itself, if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment and shall not have been waived by such Investor; or

(iv)   By either the Company or an Investor, solely as to itself, if the Closing has not occurred on or before April 30, 2025;

provided, however, that, except in the case of clauses (ii) through (iv) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in the Transaction Agreements if such breach has resulted in the circumstances giving rise to such party's seeking to terminate its obligation to effect the Closing.

7.2   Notice.   In the event of termination pursuant to Section 7.1, written notice thereof shall be given to each other Investor. Nothing in this Section 7 shall be deemed to release any party from any liability for any breach by such party of the other terms and provisions of the Transaction Agreements or to impair the right of any party to compel specific performance by any other party of its other obligations under the Transaction Agreements.

8.   Miscellaneous Provisions.

8.1   Public Statements or Releases.   Except as set forth in Section 5.3, neither the Company nor any Investor shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the other party (which consent shall not be unreasonably withheld) other than filings pursuant to Section 13 and/or Section 16 of the Exchange Act, which, for avoidance of doubt, shall not require the Company's consent; provided that, the Company shall not publicly disclose the name of any Investor or any affiliate or investment adviser of any Investor without such Investor's prior written consent (email being sufficient).

8.2   Interpretation.   The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The headings in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the first paragraph of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. All matters to be agreed to by any party hereto must be agreed to in writing by such party unless otherwise indicated herein. References to agreements, policies, standards, guidelines or instruments, or to statutes or regulations, are to such agreements, policies, standards, guidelines or instruments, or statutes or regulations, as amended or supplemented from time to time (or to successors thereto).

8.3     Notices.    Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to be given (a) when delivered if personally delivered to the party for whom it is intended, (b) when delivered, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next Business Day, provided no rejection or undeliverable notice is received, (c) three (3) days after having been sent by certified or registered mail, return-receipt requested and postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt:

(a)   If to the Company, addressed as follows:

Jade Biosciences, Inc.
221 Crescent Street, Building 23, Suite 105
Waltham, MA 02453
Attention: Tom Frohlich
Email: [***]

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Attention: Ryan Murr, Branden Berns, Chris Trester
Email: [***]; [***]; [***]

(b)   If to any Investor, at its address set forth on Exhibit A or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 8.3.

Any Person may change the address to which notices and communications to it are to be addressed by notification as provided for herein.

8.4     Severability.    If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.5     Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury.

(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction, except to the extent that mandatory principles of Delaware law may apply.

(b)   The Company and each of the Investors hereby irrevocably and unconditionally:

(i)   submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of the any state court or United States Federal court sitting in the City of Wilmington in the State of Delaware;

(ii)   consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii)   agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.3 or at such other address of which the other party shall have been notified pursuant thereto;

(iv)   agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v)   agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi)   agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii)   irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.6   Waiver.   No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

8.7   Expenses.   Except as expressly set forth in the Transaction Agreements to the contrary, each party shall pay its own out-of-pocket fees and expenses, including the fees and expenses of attorneys, accountants and consultants employed by such party, incurred in connection with the proposed investment in the Securities and the consummation of the transactions contemplated thereby; provided, however, that the Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company), Transfer Taxes, stamp taxes and other taxes (other than income taxes) and duties levied in connection with the delivery of any Securities to the Investors.

8.8   Assignment.   None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of an Investor, and (y) the Investors, in the case of the Company, provided that an Investor may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Investor (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 4 hereof). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement unless expressly consented to by the Company.

8.9    Confidential Information.

(a)    Each Investor covenants that until such time as the transactions contemplated by this Agreement and any material non-public information provided to such Investor are publicly disclosed by the Company in accordance with Section 5.3, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Investor's outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

(b)    The Company may request from the Investors such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of the Investor to acquire the Securities, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by the Investor confidential, except (i) as required by the federal securities laws, rules or regulations, (ii) to the extent such disclosure is required by other laws, rules or regulations, and (iii) at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case of clause (ii) or (iii), the Company will use commercially reasonable efforts to notify the Investor and provide the Investor the opportunity to review such disclosure. The Investor acknowledges that the Company may file a form of this Agreement and the Registration Rights Agreement with the SEC as exhibits to a periodic report or a registration statement of the Company.

8.10    Reliance by and Exculpation of Placement Agents.

(a)    Each Investor agrees for the express benefit of the Placement Agents and their respective affiliates and representatives that (i) the Placement Agents and their respective affiliates and representatives have not made, and will not make any representations or warranties with respect to the Company or the offer and sale of the Securities, and such Investor will not rely on any statements made by any Placement Agent, orally or in writing, to the contrary, (ii) such Investor will be responsible for conducting its own due diligence investigation with respect to the Company and the offer and sale of the Securities, (iii) such Investor will be purchasing Securities based on the results of its own due diligence investigation of the Company and the Placement Agents and each of their respective directors, officers, employees, representatives, and controlling persons have made no independent investigation with respect to the Company, the Securities, or the accuracy, completeness, or adequacy of any information supplied to the Investor by the Company, (iv) such Investor has negotiated the offer and sale of the Securities directly with the Company, and the Placement Agents will not be responsible for the ultimate success of any such investment and (v) the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment. This Section 8.10 shall survive any termination of this Agreement.

(b)    The Company agrees and acknowledges that the Placement Agents may rely on its representations, warranties, agreements and covenants contained in this Agreement and each Investor agrees that the Placement Agents may rely on such Investor's representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agents.

(c)    Neither the Placement Agents nor any of their respective affiliates or representatives (1) shall be liable for any improper payment made in accordance with the information provided by the Company; (2) makes any representation or warranty, or has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to the Transaction Agreements or in connection with any of the transactions contemplated therein; or (3) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by the Transaction Agreements or (y) for anything which any of them may do or refrain from doing in connection with the Transaction Agreements, except in each case for such party's own gross negligence, willful misconduct or bad faith.

(d)     The Company agrees that the Placement Agents and their respective affiliates and representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (2) be indemnified by the Company for acting as the Placement Agents hereunder pursuant to the indemnification provisions set forth in the applicable letter agreement between the Company and the Placement Agents.

8.11     Third Parties.     Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement. Notwithstanding the foregoing, each Placement Agent is an intended third-party beneficiary of the representations and warranties of the Company set forth in Section 3, the representations and warranties of each Investor set forth in Section 4, Section 6.1(g) and Section 8.10 of this Agreement.

8.12     Independent Nature of Investors' Obligations and Right.     The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance obligations of any other Investor under this Agreement. Nothing contained herein, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group (including a "group" within the meaning of Section 13(d)(3) of the 1934 Act), and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Investors are not acting in concert or as a group with respect to such obligations or the transaction contemplated by this Agreement. It is expressly understood that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors. The Company acknowledges and each Investor confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Investor also acknowledges that Gibson, Dunn & Crutcher LLP has not rendered legal advice to such Investor. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Investors with the same terms and Transaction Agreements for the convenience of the Company and not because it was required or requested to do so by any Investor.

8.13     Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

8.14     Counterparts.     This Agreement may be executed in two (2) or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

8.15     Entire Agreement; Amendments.     This Agreement and the other Transaction Agreements (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral. No amendment, modification, alteration, or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Investor Majority. Notwithstanding the foregoing, (i) this Agreement may not be directly or indirectly amended with respect to any Investor without the written consent of such Investor unless such amendment applies to all Investors in the same fashion and (ii) any direct or indirect amendment to the definition of "Share Price" (or of any of the other terms included in such definition) or Section 5.5, Section 5.10, Section 6.1, Section 7.1 or this Section 8.15 shall require the consent of each Investor. The Company, on the one hand, and each Investor, on the other hand, may by an instrument signed in writing by such parties waive the performance, compliance or satisfaction by such Investor or the Company, respectively, with any term or provision hereof or any condition hereto to be performed, complied with or satisfied by such Investor or the Company, respectively. For the avoidance of doubt, an amendment to this Agreement after the date hereof allowing for the sale of additional Securities ("**Additional Securities**") to one or more Persons (whether or not an existing Investor) shall only require the approval of the Company and the Investor Majority; provided that the price paid for such Additional Securities is equal to or greater than the Share Price and Pre-Funded Warrant Price, as applicable. Notwithstanding the foregoing or anything else herein to the contrary, no amendment, modification, alteration, change or waiver of the last sentence of Section 8.11 shall be valid without the prior written consent of each Placement Agent, which consent may be granted or withheld in the sole discretion of each Placement Agent.

8.16    Survival.    The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Securities in accordance with their respective terms. Each Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.17    Mutual Drafting.    This Agreement is the joint product of each Investor and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.18    Arm's Length Negotiations.    For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Securities were determined as a result of arm's-length negotiations.

8.19    Further Assurances.    Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

*[Remainder of Page Intentionally Left Blank.]*

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


COMPANY:

**JADE BIOSCIENCES, INC.**

By: _____
     Name:
     Title:


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INVESTOR:

**[NAME]**

By: _____

Name: _____

Title: _____

Beneficial Ownership Limitation: [•]

**Redomestication Resolutions**

**Redomestication of the Company to the State of Nevada by Conversion**

| | |
|---|---|
| **WHEREAS**: | As part of their ongoing oversight, direction and management of the business of the Company and in connection with the consummation of the Merger, the Board and management have thoroughly discussed the issue of the Company's jurisdiction of incorporation; |
| **WHEREAS**: | After considering other jurisdictions of incorporation, the Board decided to focus on Delaware and Nevada and evaluate redomesticating the Company from the State of Delaware to the State of Nevada by the conversion of the Company from a corporation organized under the laws of the State of Delaware to a corporation organized under the laws of the State of Nevada, pursuant to and in accordance with Section 266 of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), Sections 92A.195 and 92A.205 of the Nevada Revised Statutes, as amended (the "NRS"), and the proposed Plan of Conversion (the "Plan of Conversion"), in substantially the form attached hereto and incorporated herein by reference as Exhibit A (such conversion, the "Nevada Redomestication"); |
| **WHEREAS**: | The Board evaluated a number of factors in reaching a decision regarding the Company's jurisdiction of incorporation, including possible negative impacts from a potential redomestication, meaningful differences in corporate law between Delaware and Nevada and implications to the Company's stockholders for economic, governance and litigation rights, as well as the other factors and considerations reflected in the draft management proposal (the "Nevada Redomestication Proposal") in substantially the form attached hereto as Exhibit B to be included in the Company's proxy statement/prospectus for the Special Meeting; |
| **WHEREAS**: | Through the adoption of the Plan of Conversion, upon the Nevada Redomestication, the Company will cease to be governed by the laws of the State of Delaware and its existing second amended and restated certificate of incorporation and amended and restated bylaws and will become a corporation governed by the laws of the State of Nevada (the "Converted Corporation") as well as by the proposed Nevada articles of incorporation (the "Nevada Charter"), the proposed Nevada bylaws (the "Nevada Bylaws") and the proposed Nevada certificate of designation of preferences, rights and limitations of Series A non-voting convertible preferred stock (the "Nevada Certificate of Designation" and, together with the Nevada Charter and the Nevada Bylaws, the "Nevada Governing Documents"), substantially in the forms attached hereto and incorporated herein by reference as Exhibit C, Exhibit D and Exhibit E, respectively; |
| **WHEREAS**: | Upon receipt of stockholder approval of the Nevada Redomestication Proposal and the Nevada Redomestication (including the Plan of Conversion and Nevada Governing Documents) and these resolutions approving the Nevada Redomestication at the Special Meeting, the Nevada Redomestication will become effective at the date and time (the "Effective Time") specified in each of (i) the articles of conversion meeting the requirements of Section 92A.205 of the NRS (the "Articles of Conversion") to be properly executed and filed in accordance with such section and (ii) a certificate of conversion meeting the requirements of Section 266 of the DGCL (the "Certificate of Conversion") to be properly executed and filed in accordance with such section; |
| **WHEREAS**: | At the Effective Time, (i) each share of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time will be automatically converted into one outstanding share of common stock of the Converted |

Corporation; (ii) each share of any series of the preferred stock of the Company issued and outstanding immediately prior to the Effective Time will be automatically converted into one outstanding share of the corresponding series of preferred stock of the Converted Corporation; and (iii) each option or right to acquire shares of Common Stock issued and outstanding will continue in existence in the form of and will automatically become an option or right to acquire an equal number of shares of common stock of the Converted Corporation under the same terms and conditions; and

**WHEREAS**: The Board has determined that it is in the best interests of the Company and its stockholders for the Company to redomesticate to Nevada by conversion.

**RESOLVED**: That the Board hereby unanimously determines that the Nevada Redomestication, the Plan of Conversion and the Nevada Governing Documents are in the best interests of the Company and its stockholders and approves and adopts the Nevada Redomestication, the Plan of Conversion and the Nevada Governing Documents.

**RESOLVED**: That the form, terms, provisions, and conditions of the Plan of Conversion be, and the same hereby are, in all respects approved and adopted.

**RESOLVED**: That, in accordance with the Plan of Conversion, from and after the Effective Time, the board of directors of the Converted Corporation shall consist of the same directors as the Board immediately prior to the Effective Time, having the same director classes and the same terms, to serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

**RESOLVED**: That the initial term of office of the Class II directors shall expire at the Converted Corporation's first annual meeting of stockholders following the Effective Time, the initial term of office of the Class III directors shall expire at the Converted Corporation's second annual meeting of stockholders following the Effective Time, the initial term of office of the Class I directors shall expire at the Converted Corporation's third annual meeting of stockholders following the Effective Time, and at each annual meeting of stockholders following the Effective Time, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

**RESOLVED**: That, in accordance with the Plan of Conversion, from and after the Effective Time, the Chair of the Board as of the Effective Time shall continue to serve as the Chair of the board of directors of the Converted Corporation until a successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal.

**RESOLVED**: That effective as of the Effective Time, each committee of the Board as of immediately prior to the Effective Time shall be, from and after the Effective Time, constituted as a committee of the board of directors of the Converted Corporation on the same terms and with the same powers and authority of the Board as of immediately prior to the Effective Time, and the members of each committee of the Board as of immediately prior to the Effective Time shall be, from and after the Effective Time, the members of each such committee of the board of directors of the Converted Corporation, to serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

**RESOLVED**: That the Board hereby directs that the Nevada Redomestication (including the Plan of Conversion and Nevada Governing Documents) and these resolutions approving the Nevada Redomestication be submitted for approval and adoption, respectively, by the stockholders of the Company at the Special Meeting.

**RESOLVED**: That the Board hereby unanimously recommends a vote "FOR" the Nevada Redomestication Proposal, including, without limitation, the Nevada Redomestication (including the Plan of Conversion and the Nevada Governing

Documents), and that the Company's stockholders approve the Nevada Redomestication (including the Plan of Conversion and the Nevada Governing Documents) and adopt these resolutions at the Special Meeting.

**RESOLVED**: That upon receipt of stockholder approval of the Nevada Redomestication Proposal at the Special Meeting, including, without limitation, the approval of the Nevada Redomestication (including the Plan of Conversion and the Nevada Governing Documents) and the adoption of these resolutions, at the Special Meeting, the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company and without further action from the Board, to prepare, execute, file and deliver all agreements, documents, notices, certificates, consents, approvals or other instruments and take all such actions that such Authorized Officer deems necessary, desirable or appropriate in order to perform the Company's obligations under the Plan of Conversion and to consummate the Nevada Redomestication, including, without limitation, (a) the execution and filing of the Certificate of Conversion, (b) the execution and filing of the Articles of Conversion (including the Plan of Conversion and the Nevada Charter); (c) the filing of the annual franchise tax reports required by the Secretary of State of the State of Delaware and the payment of the applicable franchise taxes; (d) the payment of any fees that may be necessary in connection with the Nevada Redomestication; (e) the submission of all required notifications to the Nasdaq Stock Market LLC or any other applicable stock exchange; and (f) the filing of Current Reports on Form 8-K and any other regulatory filings that may be necessary, desirable or appropriate in connection with the Nevada Redomestication.

**RESOLVED**: That, notwithstanding approval by the stockholders of the Company at the Special Meeting of the Nevada Redomestication (including the Plan of Conversion and the Nevada Governing Documents) and the adoption of these resolutions, the Board may, at any time prior to the Effective Time, abandon the Nevada Redomestication and the Plan of Conversion without further action by the stockholders of the Company.

**RESOLVED**: That pursuant to the Plan of Conversion, at the Effective Time, any outstanding stock certificates that immediately prior to the Effective Time represented issued and outstanding shares of Common Stock shall be deemed for all purposes to evidence ownership of and to represent the respective shares of common stock of the Converted Corporation into which the shares represented by such certificates are converted pursuant to the Plan of Conversion.

**RESOLVED**: That notwithstanding the foregoing resolutions, any shares of common stock of the Converted Corporation may be issued as uncertificated shares, whether upon original issuance, re-issuance or subsequent transfer.

**AEROVATE THERAPEUTICS, INC.**

**CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK**

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of Aerovate Therapeutics Inc., a Delaware corporation (the "***Corporation***"), that the following resolution was duly adopted by the Board of Directors of the Corporation (the "***Board of Directors***"), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the "***DGCL***"), at a meeting duly called and held on [•], which resolution provides for the creation of a series of the Corporation's Preferred Stock, par value $0.001 per share, which is designated as "Series A Non-Voting Convertible Preferred Stock," with the preferences, rights and limitations set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation.

**WHEREAS**: the Second Amended and Restated Certificate of Incorporation of the Corporation (as amended from time to time, the "***Certificate of Incorporation***"), provides for a class of its authorized stock known as Preferred Stock, consisting of 10,000,000 shares, $0.0001 par value per share (the "***Preferred Stock***"), issuable from time to time in one or more series.

**RESOLVED**: that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a series of Preferred Stock of the Corporation be, and hereby is, authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of [•] shares of "Series A Non-Voting Convertible Preferred Stock" pursuant to the terms of the Agreement and Plan of Merger, dated October 30, 2024, by and among the Corporation, Caribbean Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Corporation, Caribbean Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Corporation, and Jade Biosciences, Inc., a Delaware corporation (the "***Merger Agreement***"), and (iii) the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all classes and series, as follows:

**TERMS OF SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK**

1. <u>Definitions</u>. For the purposes hereof, the following terms shall have the following meanings:

"***Buy-In***" shall have the meaning set forth in <u>Section 6.4.3</u>.

"***Closing Sale Price***" means, for any security as of any date, the last closing trade price for such security immediately prior to 4:00 p.m., New York City time, on the principal Trading Market where such security is listed or traded, as reported by Bloomberg, L.P. (or an equivalent, reliable reporting service), or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, L.P., or, if no last trade price is reported for such security by Bloomberg, L.P., the average of the bid prices of any market makers for such security as reported on the OTC Pink Market by OTC Markets Group, Inc. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as determined in good faith by the Board of Directors of the Corporation.

"***Commission***" means the United States Securities and Exchange Commission.

"**Common Stock**" means the Corporation's common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

"**Conversion Shares**" means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series A Non-Voting Preferred Stock in accordance with the terms hereof.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Holder**" means a holder of shares of Series A Non-Voting Preferred Stock.

"**Person**" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"**Trading Day**" means a day on which the principal Trading Market is open for business.

"**Trading Market**" means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

2. <u>Designation, Amount and Par Value</u>.   The series of Preferred Stock shall be designated as the Corporation's Series A Non-Voting Convertible Preferred Stock (the "***Series A Non-Voting Preferred Stock***") and the number of shares so designated shall be [•]. Each share of Series A Non-Voting Preferred Stock shall have a par value of $0.001 per share.

3. <u>Dividends</u>.   Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of the Series A Non-Voting Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Beneficial Ownership Limitation (as defined below)) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on shares of the Common Stock. Other than as set forth in the previous sentence, no other dividends shall be paid on shares of Series A Non-Voting Preferred Stock, and the Corporation shall pay no dividends (other than dividends payable in the form of Common Stock) on shares of the Common Stock unless it simultaneously complies with the previous sentence.

4. <u>Voting Rights</u>.

4.1   Except as otherwise provided herein or as otherwise required by the DGCL, the Series A Non-Voting Preferred Stock shall have no voting rights. However, as long as any shares of Series A Non-Voting Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Non-Voting Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series A Non-Voting Preferred Stock or alter or amend this Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (the "***Certificate of Designation***"), amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or Amended and Restated Bylaws of the Corporation, as amended, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Non-Voting Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series A Non-Voting Preferred Stock beyond those contemplated for issuance in the Merger Agreement or increase or decrease (other than by conversion) the number of authorized shares of Series A Non-Voting Preferred Stock, (iii) at any time while at least [•] shares of Series A Non-Voting Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined below) or (B) any merger or consolidation of the Corporation with or into another entity or any stock sale to, or other business combination in which the stockholders of the Corporation immediately before such transaction do not hold at least a majority on an as-converted-to-Common Stock basis of the capital stock of the Corporation immediately after such transaction or (iv) enter into any agreement with respect to any of the foregoing that does not explicitly require the approval contemplated herein to consummate such transaction. Holders of shares of Common Stock acquired upon the conversion of shares of Series A Non-Voting Preferred Stock shall be entitled to the same voting rights as each other holder of Common Stock.

4.2 Any vote required or permitted under Section 4.1 may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting or other written waiver by such stockholders, provided that the consent or waiver is executed by Holders representing a majority of the outstanding shares of Series A Non-Voting Preferred Stock.

5. Rank; Liquidation.

5.1 The Series A Non-Voting Preferred Stock shall rank on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily (a "*Liquidation*").

5.2 Upon any Liquidation, each Holder shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the same amount that a holder of Common Stock would receive if the Series A Non-Voting Preferred Stock were fully converted (disregarding for such purpose any Beneficial Ownership Limitations) to Common Stock which amounts shall be paid *pari passu* with all holders of Common Stock, plus an additional amount equal to any dividends declared on but unpaid to such shares. If, upon any such Liquidation, the assets of the Corporation shall be insufficient to pay the Holders of shares of the Series A Non-Voting Preferred Stock the amount required under the preceding sentence, then all remaining assets of the Corporation shall be distributed ratably to the Holders and the holders of Common Stock in accordance with the respective amounts that would be payable on all such securities if all amounts payable thereon were paid in full. For the avoidance of any doubt, a Fundamental Transaction shall not be deemed a Liquidation unless the Corporation expressly declares that such Fundamental Transaction shall be treated as if it were a Liquidation.

6. Conversion.

6.1 Conversion at Option of Holder. Subject to Section 6.3, each share of Series A Non-Voting Preferred Stock then outstanding shall be convertible, at any time and from time to time, at the option of the Holder thereof, into a number of shares of Common Stock equal to the Conversion Ratio, subject to the Beneficial Ownership Limitation (as defined below) (each, an "*Optional Conversion*"). Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as **Annex A** (a "*Notice of Conversion*"), duly completed and executed. Provided the Corporation's transfer agent is participating in the Depository Trust Company ("*DTC*") Fast Automated Securities Transfer program, the Notice of Conversion may specify, at the Holder's election, whether the applicable Conversion Shares shall be credited to the account of the Holder's prime broker with DTC through its Deposit Withdrawal Agent Commission system (a "*DWAC Delivery*"). The date on which an Optional Conversion shall be deemed effective (the "*Conversion Date*") shall be the Trading Day that the Notice of Conversion, completed and executed, is sent via email to, and received during regular business hours by, the Corporation; provided, that the original certificate(s) (if any) representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation within two (2) Trading Days thereafter. In all other cases, the Conversion Date shall be defined as the Trading Day on which the original certificate(s) (if any) representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

6.2  Conversion Ratio.  The "**Conversion Ratio**" for each share of Series A Non-Voting Preferred Stock shall be 1,000 shares of Common Stock issuable upon the conversion (the "**Conversion**") of each share of Series A Non-Voting Preferred Stock (corresponding to a ratio of 1,000:1), subject to adjustment as provided herein.

6.3  Beneficial Ownership Limitation.  Notwithstanding anything herein to the contrary, the Corporation shall not effect any conversion of any share of Series A Non-Voting Preferred Stock, and a Holder shall not have the right to convert any portion of the Series A Non-Voting Preferred Stock pursuant to Section 6.1, to the extent that, after giving effect to such attempted conversion set forth on an applicable Notice of Conversion (as defined in the Certificate of Designation) with respect to the Series A Non-Voting Preferred Stock, such Holder (or any of such Holder's affiliates or any other Person who would be a beneficial owner of Common Stock beneficially owned by the Holder for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the Commission, including any "group" of which the Holder is a member (the foregoing, "**Attribution Parties**")) would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such Holder and its Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Series A Non-Voting Preferred Stock subject to the Notice of Conversion with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series A Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to and would exceed a limitation on conversion or exercise similar to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.3, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission, and the terms "beneficial ownership" and "beneficially own" have the meanings ascribed to such terms therein. In addition, for purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Section 6.3, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Corporation's most recent periodic or annual filing with the Commission, as the case may be, (B) a more recent public announcement by the Corporation that is filed with the Commission, or (C) a more recent notice by the Corporation or the Corporation's transfer agent to the Holder setting forth the number of shares of Common Stock then outstanding. Upon the written request of a Holder (which may be by email), the Corporation shall, within two (2) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to any actual conversion or exercise of securities of the Corporation, including shares of Series A Non-Voting Preferred Stock, by such Holder or its Attribution Parties since the date as of which such number of outstanding shares of Common Stock was last publicly reported or confirmed to the Holder. The "**Beneficial Ownership Limitation**" shall initially be 19.99% of the number of shares of Common Stock outstanding or deemed to be outstanding as of the applicable measurement date. The Corporation shall be entitled to rely on representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Corporation (which may be via email), (i) the Holder may reset the Beneficial Ownership Limitation percentage to a higher percentage, not to exceed 19.99%, which increase will not be effective until the sixty-first (61st) day after such written notice is delivered to the Corporation, and (ii) the Holder may reset the Beneficial Ownership Limitation percentage to a lower percentage effective immediately after the delivery of such notice to the Corporation. Upon such an increase by a Holder of the Beneficial Ownership Limitation pursuant to clause (i), not to exceed 19.99%, the Beneficial Ownership Limitation may not be further amended by such Holder without first providing the minimum notice required by this Section 6.3. Notwithstanding the foregoing, (x) at any time following notice of a

Fundamental Transaction, the Holder may waive and/or change the Beneficial Ownership Limitation effective immediately upon written notice to the Corporation and may reinstitute a Beneficial Ownership Limitation at any time thereafter effective immediately upon written notice to the Corporation (y) at any time that the beneficial ownership of shares of Common Stock of a Holder (together with any of such Holder's Attribution Parties) is equal to or less than 9.00% of the number of shares of Common Stock outstanding as of any given date, then such Holder's Beneficial Ownership Limitation shall automatically be set to 9.99%. The provisions of this Section 6.3 shall be construed, corrected and implemented in a manner so as to effectuate the intended Beneficial Ownership Limitation herein contained and the shares of Common Stock underlying the Series A Non-Voting Preferred Stock in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

6.4    Mechanics of Conversion.

6.4.1    Delivery of Certificate or Electronic Issuance.    Upon Conversion not later than two (2) Trading Days after the applicable Conversion Date, or if the Holder requests the issuance of physical certificate(s), two (2) Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the "***Share Delivery Date***"), the Corporation shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Series A Non-Voting Preferred Stock, or (b) in the case of a DWAC Delivery (if so requested by the Holder), electronically transfer such Conversion Shares by crediting the account of the Holder's prime broker with DTC through its DWAC system. If in the case of any Notice of Conversion such certificate or certificates for the Conversion Shares are not delivered to or as directed by or, in the case of a DWAC Delivery, such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the Corporation at any time on or before its receipt of such certificate or certificates for Conversion Shares or electronic receipt of such shares, as applicable, in which event the Corporation shall promptly return to such Holder any original Series A Non-Voting Preferred Stock certificate delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Stock certificates or otherwise direct the return of any shares of Common Stock delivered to the Holder through the DWAC system, representing the shares of Series A Non-Voting Preferred Stock unsuccessfully tendered for conversion to the Corporation.

6.4.2    Obligation Absolute.    Subject to Section 6.3 and subject to Holder's right to rescind a Notice of Conversion pursuant to Section 6.4.1, the Corporation's obligation to issue and deliver the Conversion Shares upon conversion of Series A Non-Voting Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares. Subject to Section 6.3 and subject to Holder's right to rescind a Notice of Conversion pursuant to Section 6.4.1, in the event a Holder shall elect to convert any or all of its Series A Non-Voting Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series A Non-Voting Preferred Stock of such Holder shall have been sought and obtained by the Corporation, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the

Conversion Shares into which would be converted the Series A Non-Voting Preferred Stock which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall, subject to Section 6.3 and subject to Holder's right to rescind a Notice of Conversion pursuant to Section 6.4.1, issue Conversion Shares upon a properly noticed conversion.

6.4.3    Buy-In on Failure to Timely Deliver Certificates.    If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Share Delivery Date pursuant to Section 6.4.1 (other than a failure caused by materially incorrect or incomplete information provided by Holder to the Corporation or the application of the Beneficial Ownership Limitation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder's brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a "***Buy-In***"), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder's total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Series A Non-Voting Preferred Stock equal to the number of shares of Series A Non-Voting Preferred Stock submitted for conversion or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.4.1. For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series A Non-Voting Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation's failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series A Non-Voting Preferred Stock as required pursuant to the terms hereof; provided, however, that the Holder shall not be entitled to both (i) require the reissuance of the shares of Series A Non-Voting Preferred Stock submitted for conversion for which such conversion was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.4.1.

6.4.4    Reservation of Shares Issuable Upon Conversion.    The Corporation covenants that at all times it will reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Non-Voting Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series A Non-Voting Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Series A Non-Voting Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

6.4.5    Fractional Shares.    No fractional shares of Common Stock shall be issued upon conversion of the Series A Non-Voting Preferred Stock, no certificates or scrip for any such fractional shares shall be issued and no cash shall be paid for any such fractional shares. Any fractional shares of Common Stock that a Holder of Series A Non-Voting Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional shares of Common Stock issuable to such Holder and any remaining fractional shares shall be rounded up to the nearest whole share.

6.4.6    Transfer Taxes.    The issuance of certificates for shares of the Common Stock upon conversion of the Series A Non-Voting Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Series A Non-Voting Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.5    Status as Stockholder.    Upon each Conversion Date, (i) the shares of Series A Non-Voting Preferred Stock being converted shall be deemed converted into shares of Common Stock and (ii) the Holder's rights as a holder of such converted shares of Series A Non-Voting Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation's failure to convert Series A Non-Voting Preferred Stock.

7.    Certain Adjustments.

7.1    Stock Dividends and Stock Splits.    If the Corporation, at any time while this Series A Non-Voting Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of this Series A Non-Voting Preferred Stock) with respect to the then outstanding shares of Common Stock; (B) subdivides outstanding shares of Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

7.2    Fundamental Transaction.    If, at any time while this Series A Non-Voting Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than such a transaction in which the Corporation is the surviving or continuing entity and its Common Stock is not exchanged for or converted into other securities, cash or property), (B) the Corporation effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which more than 50% of the Common Stock not held by the Corporation or such Person is exchanged for or converted into other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 7.1) to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "*Fundamental Transaction*"), then, upon any subsequent conversion of this Series A Non-Voting Preferred Stock the Holders shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had, immediately prior to such Fundamental Transaction, converted the Series A Non-Voting Preferred Stock (the "*Alternate Consideration*"). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Series A Non-Voting Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new certificate of designations with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders' right to convert such preferred stock into Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7.2 and insuring that this Series A Non-Voting Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered to each Holder, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least 20 calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close. Notwithstanding anything to the contrary herein, any Parent Legacy Transaction (as defined in the Merger Agreement) shall not constitute a Fundamental Transaction.

7.3 <u>Calculations</u>. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

8. <u>Redemption</u>. The shares of Series A Non-Voting Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Corporation to purchase or otherwise deal in such shares to the extent otherwise permitted hereby and by law.

9. <u>Transfer</u>. A Holder may transfer any shares of Series A Non-Voting Preferred Stock together with the accompanying rights set forth herein, held by such holder without the consent of the Corporation; provided that such transfer is in compliance with applicable securities laws. The Corporation shall in good faith (i) do and perform, or cause to be done and performed, all such further acts and things, and (ii) execute and deliver all such other agreements, certificates, instruments and documents, in each case, as any holder of Series A Non-Voting Preferred Stock may reasonably request in order to carry out the intent and accomplish the purposes of this Section 9. The transferee of any shares of Series A Non-Voting Preferred Stock shall be subject to the Beneficial Ownership Limitation applicable to the transferor as of the time of such transfer.

10. <u>Series A Non-Voting Preferred Stock Register</u>. The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Holders in accordance with Section 11), a register for the Series A Non-Voting Preferred Stock, in which the Corporation shall record (i) the name, address, and electronic mail address of each

holder in whose name the shares of Series A Non-Voting Preferred Stock have been issued and (ii) the name, address, and electronic mail address of each transferee of any shares of Series A Non-Voting Preferred Stock. The Corporation may deem and treat the registered Holder of shares of Series A Non-Voting Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Corporation shall keep the register open and available at all times during business hours for inspection by any holder of Series A Non-Voting Preferred Stock or his, her or its legal representatives.

11. <u>Notices</u>.  Any notice required or permitted by the provisions of this Certificate of Designation to be given to a Holder of shares of Series A Non-Voting Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

12. <u>Book-Entry; Certificates</u>.  The Series A Non-Voting Preferred Stock will be issued in book-entry form; provided that, if a Holder requests that such Holder's shares of Series A Non-Voting Preferred Stock be issued in certificated form, the Corporation will instead issue a stock certificate to such Holder representing such Holder's shares of Series A Non-Voting Preferred Stock. To the extent that any shares of Series A Non-Voting Preferred Stock are issued in book-entry form, references herein to "certificates" shall instead refer to the book-entry notation relating to such shares.

13. <u>Lost or Mutilated Series A Non-Voting Preferred Stock Certificate</u>.  If a Holder's Series A Non-Voting Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Non-Voting Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

14. <u>Waiver</u>.  Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Corporation or a Holder must be in writing. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders of Series A Non-Voting Preferred Stock granted hereunder may be waived as to all shares of Series A Non-Voting Preferred Stock (and the Holders thereof) upon the written consent of the Holders of not less than a majority of the shares of Series A Non-Voting Preferred Stock then outstanding, provided, however, that the Beneficial Ownership Limitation applicable to a Holder, and any provisions contained herein that are related to such Beneficial Ownership Limitation, cannot be modified, waived or terminated without the consent of such Holder, provided further, that any proposed waiver that would, by its terms, have a disproportionate and materially adverse effect on any Holder shall require the consent of such Holder(s).

15. <u>Severability</u>.  Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

16. <u>Status of Converted Series A Non-Voting Preferred Stock</u>.  If any shares of Series A Non-Voting Preferred Stock shall be converted or redeemed by the Corporation, such shares shall, to the fullest extent permitted by applicable law, be retired and cancelled upon such acquisition, and shall not be reissued as a share of Series A Non-Voting Preferred Stock. Any share of Series A Non-Voting Preferred Stock so acquired shall, upon its retirement and cancellation, and upon the taking of any

action required by applicable law, resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series A Non-Voting Preferred Stock.

[*Remainder of Page Intentionally Left Blank*]

**IN WITNESS WHEREOF**, Aerovate Therapeutics Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock to be duly executed by its [•] on [•], 202[5].

**AEROVATE THERAPEUTICS, INC.**

By: _____

Name: _____

Title: _____

**ANNEX A**

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK)

The undersigned Holder hereby irrevocably elects to convert the number of shares of Series A Non-Voting Preferred Stock indicated below, represented in book-entry form, into shares of common stock, par value $0.001 per share (the "***Common Stock***"), of Aerovate Therapeutics, Inc., a Delaware corporation (the "***Corporation***"), as of the date written below. If securities are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (the "***Certificate of Designation***") filed by the Corporation with the Secretary of State of the State of Delaware on [•], 202[5].

As of the date hereof, the number of shares of Common Stock beneficially owned by the undersigned Holder (together with such Holder's Attribution Parties), including the number of shares of Common Stock issuable upon conversion of the Series A Non-Voting Preferred Stock subject to this Notice of Conversion, but excluding the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series A Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained in Section 6.3 of the Certificate of Designation, is                . For purposes hereof, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Commission. In addition, for purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and the applicable regulations of the Commission.

CONVERSION CALCULATIONS:

Date to Effect Conversion:                                              _____

Number of shares of Series A Non-Voting Preferred Stock owned prior to Conversion:                                              _____

Number of shares of Series A Non-Voting Preferred Stock to be Converted:            _____

Number of shares of Common Stock to be Issued:                                              _____

Address for delivery of physical certificates:                                              _____

For DWAC Delivery, please provide the following:

Broker No.:    _____

Account No.: _____

[HOLDER]

By:    _____

Name: _____

Title: _____

**JADE BIOSCIENCES, INC.**

**CERTIFICATE OF DESIGNATION**
**OF**
**SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK**

Pursuant to Nevada Revised Statutes 78.1955

The following recital and resolution were duly adopted by the board of directors (the "Board of Directors") of Jade Biosciences, Inc., a Nevada corporation (the "Corporation"):

**WHEREAS**: the Articles of Incorporation of the Corporation (as amended from time to time, the "Articles of Incorporation"), provide for a class of its authorized capital stock known as Preferred Stock, consisting of 10,000,000 shares, $0.0001 par value per share (the "Preferred Stock"), issuable from time to time in one or more series.

**RESOLVED**: that, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation, (i) a series of Preferred Stock of the Corporation is hereby designated as "Series A Non-Voting Convertible Preferred Stock" comprising [•] authorized shares thereof, and (ii) the Board of Directors hereby fixes the voting powers, designations, preferences, limitations, restrictions and relative rights of the Series A Non-Voting Convertible Preferred Stock, in addition to any provisions set forth in the Articles of Incorporation that are applicable to all series of Preferred Stock, as set forth in this certificate of designation (as amended from time to time, this "Certificate of Designation"):

**SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK**

1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Buy-In" shall have the meaning set forth in Section 6.4.3.

"Closing Sale Price" means, for any security as of any date, the last closing trade price for such security immediately prior to 4:00 p.m., New York City time, on the principal Trading Market where such security is listed or traded, as reported by Bloomberg, L.P. (or an equivalent, reliable reporting service), or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, L.P., or, if no last trade price is reported for such security by Bloomberg, L.P., the average of the bid prices of any market makers for such security as reported on the OTC Pink Market by OTC Markets Group, Inc. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as determined in good faith by the Board of Directors of the Corporation.

"Commission" means the United States Securities and Exchange Commission.

"Common Stock" means the Corporation's common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

"Conversion Shares" means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series A Non-Voting Preferred Stock in accordance with the terms of this Certificate of Designation.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Holder" means a holder of any share(s) of Series A Non-Voting Preferred Stock.

"Merger Agreement" means the Agreement and Plan of Merger, dated October 30, 2024, by and among the Corporation, Caribbean Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Corporation, Caribbean Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Corporation, and Jade Biosciences, Inc., a Delaware corporation.

"NRS" means the Nevada Revised Statutes, as amended from time to time.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Trading Day" means a day on which the principal Trading Market is open for business.

"Trading Market" means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

2. Designation, Amount and Par Value.   The series of Preferred Stock established hereby shall be designated as the Corporation's Series A Non-Voting Convertible Preferred Stock (the "Series A Non-Voting Preferred Stock") and the number of shares so designated shall be [•]. Each share of Series A Non-Voting Preferred Stock shall have a par value of $0.0001 per share.

3. Dividends and Other Distributions.   Holders shall be entitled to receive, and the Corporation shall pay, dividends and other distributions (as defined in NRS 78.191) on shares of the Series A Non-Voting Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Beneficial Ownership Limitation (as defined below)) equal to and in the same form, and in the same manner, as distributions (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such distributions (other than dividends payable in the form of Common Stock) are paid on shares of the Common Stock. Other than as set forth in the previous sentence, no other distribution shall be paid on the Series A Non-Voting Preferred Stock, and the Corporation shall pay no distribution (other than dividends payable in the form of Common Stock) on the Common Stock unless it simultaneously complies with this Section 3.

4. Voting Rights.

4.1    Except as otherwise provided herein or as otherwise required by the NRS, the Series A Non-Voting Preferred Stock shall have no voting rights, provided that as long as any shares of Series A Non-Voting Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series A Non-Voting Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series A Non-Voting Preferred Stock or alter or amend this Certificate of Designation, amend or repeal any provision of, or add any provision to, the Articles of Incorporation or Bylaws of the Corporation, as amended, or file any certificate of designation (or any amendment thereto) relating to any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Non-Voting Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Articles of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series A Non-Voting Preferred Stock beyond those contemplated for issuance in the Merger Agreement or increase or decrease (other than by conversion) the number of authorized shares of Series A Non-Voting Preferred Stock, (iii) at any time while at least [•] shares of Series A Non-Voting Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined below) or (B) any merger or consolidation of the Corporation with or into another entity or any stock sale to, or other business combination in which the stockholders of the Corporation immediately before such transaction do not hold at least a majority on an as-converted-to-Common Stock basis of the capital stock of the Corporation immediately after such transaction or (iv) enter into any agreement with respect to any of the foregoing that does not explicitly require the approval contemplated herein to consummate such transaction. Holders of Common Stock acquired upon the conversion of shares of Series A Non-Voting Preferred Stock shall be entitled to the same voting rights as each other holder of Common Stock.

4.2    Any vote required or permitted under Section 4.1 may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting or other written waiver by such stockholders, <u>provided</u> that the consent or waiver is executed by Holders representing a majority of the outstanding shares of Series A Non-Voting Preferred Stock.

5. <u>Rank; Liquidation</u>.

5.1  The Series A Non-Voting Preferred Stock shall rank on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily (a "<u>Liquidation</u>").

5.2  Upon any Liquidation, each Holder shall be entitled to receive out of the assets of the Corporation the same amount that a holder of Common Stock would receive if the Series A Non-Voting Preferred Stock were fully converted (disregarding for such purpose any Beneficial Ownership Limitations) to Common Stock which amounts shall be paid *pari passu* with all holders of Common Stock, plus an additional amount equal to any declared and unpaid distributions then payable on the Series A Non-Voting Preferred Stock. If, upon any such Liquidation, the assets of the Corporation shall be insufficient to pay the Holders of shares of the Series A Non-Voting Preferred Stock the amount required under the preceding sentence, then all remaining assets of the Corporation shall be distributed ratably to the Holders and the holders of Common Stock in accordance with the respective amounts that would be payable on all such securities if all amounts payable thereon were to be paid in full. For the avoidance of any doubt, a Fundamental Transaction shall not be deemed a Liquidation unless the Corporation expressly declares that such Fundamental Transaction shall be treated as if it were a Liquidation.

6. <u>Conversion</u>.

6.1  <u>Conversion at Option of Holder</u>.    Subject to <u>Section 6.3</u>, each outstanding share of Series A Non-Voting Preferred Stock shall be convertible, at any time and from time to time, at the option of the Holder thereof, into a number of shares of Common Stock equal to the Conversion Ratio, subject to the Beneficial Ownership Limitation (as defined below) (each, an "<u>Optional Conversion</u>"). Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as <u>Annex A</u> (a "<u>Notice of Conversion</u>"), duly completed and executed. If the Corporation's transfer agent is then participating in the Depository Trust Company ("<u>DTC</u>") Fast Automated Securities Transfer program, the Notice of Conversion may specify, at the Holder's election, whether the applicable Conversion Shares shall be credited to the account of the Holder's prime broker with DTC through its Deposit Withdrawal Agent Commission system (a "<u>DWAC Delivery</u>"). The date on which an Optional Conversion shall be deemed effective (the "<u>Conversion Date</u>") shall be the Trading Day that the Notice of Conversion, completed and executed, is sent via email to, and received during regular business hours by, the Corporation; <u>provided</u> that the original certificate(s), if any, representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation within two (2) Trading Days thereafter. In all other cases, the Conversion Date shall be defined as the Trading Day on which the original certificate(s), if any, representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

6.2  <u>Conversion Ratio</u>.    The "<u>Conversion Ratio</u>" for each share of Series A Non-Voting Preferred Stock shall be 1,000 shares of Common Stock issuable upon the conversion (a "<u>Conversion</u>") of each share of Series A Non-Voting Preferred Stock (corresponding to a ratio of 1,000:1), subject to adjustment as provided herein.

6.3  <u>Beneficial Ownership Limitation</u>.    Notwithstanding anything herein to the contrary, the Corporation shall not effect any conversion of any share of Series A Non-Voting Preferred Stock, and a Holder shall not have the right to convert any portion of the Series A Non-Voting Preferred Stock pursuant to <u>Section 6.1</u>, to the extent that, after giving effect to such attempted conversion set forth on the applicable Notice of Conversion, such Holder (or any of such Holder's affiliates or any other Person who would be a beneficial owner of Common Stock beneficially owned by the Holder for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the Commission, including any "group" of which the Holder is a member (the foregoing, "<u>Attribution</u>

Parties")) would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such Holder and its Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Series A Non-Voting Preferred Stock subject to the Notice of Conversion with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series A Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to and would exceed a limitation on conversion or exercise similar to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.3, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission, and the terms "beneficial ownership" and "beneficially own" have the meanings ascribed to such terms therein. In addition, for purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Section 6.3, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Corporation's most recent periodic or annual filing with the Commission, as the case may be, (B) a more recent public announcement by the Corporation that is filed with the Commission, or (C) a more recent notice by the Corporation or the Corporation's transfer agent to the Holder setting forth the number of shares of Common Stock then outstanding. Upon the written request of a Holder (which may be by email), the Corporation shall, within two (2) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to any actual conversion or exercise of securities of the Corporation, including shares of Series A Non-Voting Preferred Stock, by such Holder or its Attribution Parties since the date as of which such number of outstanding shares of Common Stock was last publicly reported or confirmed to the Holder. The "Beneficial Ownership Limitation" shall initially be 19.99% of the number of shares of Common Stock outstanding or deemed to be outstanding as of the applicable measurement date. The Corporation shall be entitled to rely on representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Corporation (which may be via email), (i) the Holder may reset the Beneficial Ownership Limitation percentage to a higher percentage, not to exceed 19.99%, which increase will not be effective until the sixty-first (61st) day after such written notice is delivered to the Corporation, and (ii) the Holder may reset the Beneficial Ownership Limitation percentage to a lower percentage effective immediately after the delivery of such notice to the Corporation. Upon such an increase by a Holder of the Beneficial Ownership Limitation pursuant to clause (i), not to exceed 19.99%, the Beneficial Ownership Limitation may not be further amended by such Holder without first providing the minimum notice required by this Section 6.3. Notwithstanding the foregoing, (x) at any time following notice of a Fundamental Transaction, the Holder may waive and/or change the Beneficial Ownership Limitation effective immediately upon written notice to the Corporation and may reinstitute a Beneficial Ownership Limitation at any time thereafter effective immediately upon written notice to the Corporation (y) at any time that the beneficial ownership of shares of Common Stock of a Holder (together with any of such Holder's Attribution Parties) is equal to or less than 9.00% of the number of shares of Common Stock outstanding as of any given date, then such Holder's Beneficial Ownership Limitation shall automatically be set to 9.99%. The provisions of this Section 6.3 shall be construed, corrected and implemented in a manner so as to effectuate the intended Beneficial Ownership Limitation herein contained and the shares of Common Stock underlying the Series A Non-Voting Preferred Stock in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

6.4    Mechanics of Conversion.

6.4.1    Delivery of Certificate or Electronic Issuance.    Upon Conversion not later than two (2) Trading Days after the applicable Conversion Date, or if the Holder requests the issuance of physical certificate(s), two (2) Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the "Share Delivery Date"), the Corporation shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Series A Non-Voting Preferred Stock, or (b) in the case of a DWAC Delivery (if so requested by the Holder), electronically transfer such Conversion Shares by crediting the account of the Holder's prime broker with DTC through its DWAC system. If in the case of any Notice of Conversion such certificate or certificates for the Conversion Shares are not delivered to or as directed by or, in the case of a DWAC Delivery, such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the Corporation at any time on or before its receipt of such certificate or certificates for Conversion Shares or electronic receipt of such shares, as applicable, in which event the Corporation shall promptly return to such Holder any original Series A Non-Voting Preferred Stock certificate delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Stock certificates or otherwise direct the return of any shares of Common Stock delivered to the Holder through the DWAC system, representing the shares of Series A Non-Voting Preferred Stock unsuccessfully tendered for conversion to the Corporation.

6.4.2 <u>Obligation Absolute</u>. Subject to <u>Section 6.3</u> and subject to Holder's right to rescind a Notice of Conversion pursuant to <u>Section 6.4.1</u>, the Corporation's obligation to issue and deliver the Conversion Shares upon conversion of Series A Non-Voting Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares. Subject to <u>Section 6.3</u> and subject to Holder's right to rescind a Notice of Conversion pursuant to <u>Section 6.4.1</u>, in the event a Holder shall elect to convert any or all of its Series A Non-Voting Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series A Non-Voting Preferred Stock of such Holder shall have been sought and obtained by the Corporation, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the Conversion Shares into which would be converted the Series A Non-Voting Preferred Stock which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall, subject to <u>Section 6.3</u> and subject to Holder's right to rescind a Notice of Conversion pursuant to <u>Section 6.4.1</u>, issue Conversion Shares upon a properly noticed conversion.

6.4.3 <u>Buy-In on Failure to Timely Deliver Certificates</u>. If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Share Delivery Date pursuant to <u>Section 6.4.1</u> (other than a failure caused by materially incorrect or incomplete information provided by Holder to the Corporation or the application of the Beneficial Ownership Limitation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder's brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a "Buy-In"), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder's total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Series A Non-Voting Preferred Stock equal to the number of shares of Series A Non-Voting Preferred Stock submitted for conversion or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.4.1. For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series A Non-Voting Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation's failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series A Non-Voting Preferred Stock as required pursuant to the terms hereof; provided that the Holder shall not be entitled to both (i) require the reissuance of the shares of Series A Non-Voting Preferred Stock submitted for conversion for which such conversion was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.4.1.

6.4.4    Reservation of Shares Issuable Upon Conversion.    The Corporation covenants that at all times it will reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Non-Voting Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series A Non-Voting Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Series A Non-Voting Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

6.4.5    Fractional Shares.    No fractional shares of Common Stock shall be issued upon conversion of the Series A Non-Voting Preferred Stock, no certificates or scrip for any such fractional shares shall be issued and no cash shall be paid for any such fractional shares. Any fractional shares of Common Stock that a Holder of Series A Non-Voting Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional shares of Common Stock issuable to such Holder and any remaining fractional shares shall be rounded up to the nearest whole share.

6.4.6    Transfer Taxes.    The issuance of certificates for shares of the Common Stock upon conversion of the Series A Non-Voting Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Series A Non-Voting Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.5    Status as Stockholder.    Upon each Conversion Date, (i) the shares of Series A Non-Voting Preferred Stock being converted shall be deemed converted into shares of Common Stock and (ii) the Holder's rights as a holder of such converted shares of Series A Non-Voting Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation's failure to convert Series A Non-Voting Preferred Stock.

7.   Certain Adjustments.

7.1   Stock Dividends and Stock Splits.   If the Corporation, at any time while the Series A Non-Voting Preferred Stock is outstanding: (A) makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of the Series A Non-Voting Preferred Stock) with respect to the then outstanding shares of Common Stock; (B) subdivides outstanding shares of Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

7.2   Fundamental Transaction.   If, at any time while the Series A Non-Voting Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than such a transaction in which the Corporation is the surviving or continuing entity and its Common Stock is not exchanged for or converted into other securities, cash or property), (B) the Corporation effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which more than 50% of the Common Stock not held by the Corporation or such Person is exchanged for or converted into other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 7.1) to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then, upon any subsequent conversion of the Series A Non-Voting Preferred Stock the Holders shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had, immediately prior to such Fundamental Transaction, converted the Series A Non-Voting Preferred Stock (the "Alternate Consideration"). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series A Non-Voting Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new certificate of designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders' right to convert such preferred stock into Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7.2 and insuring that the Series A Non-Voting Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered to each Holder, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least 20 calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close. Notwithstanding anything to the contrary herein, any Parent Legacy Transaction (as defined in the Merger Agreement) shall not constitute a Fundamental Transaction.

7.3    Calculations.    All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

8.    Redemption.    The shares of Series A Non-Voting Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Corporation to purchase or otherwise deal in such shares to the extent otherwise permitted hereby and by law.

9.    Transfer.    A Holder may transfer any shares of Series A Non-Voting Preferred Stock together with the accompanying rights set forth herein, held by such holder without the consent of the Corporation; provided that such transfer is in compliance with applicable securities laws. The Corporation shall in good faith (i) do and perform, or cause to be done and performed, all such further acts and things, and (ii) execute and deliver all such other agreements, certificates, instruments and documents, in each case, as any holder of Series A Non-Voting Preferred Stock may reasonably request in order to carry out the intent and accomplish the purposes of this Section 9. The transferee of any shares of Series A Non-Voting Preferred Stock shall be subject to the Beneficial Ownership Limitation applicable to the transferor as of the time of such transfer.

10.    Series A Non-Voting Preferred Stock Register.    The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Holders in accordance with Section 11), a register for the Series A Non-Voting Preferred Stock, in which the Corporation shall record (i) the name, address, and electronic mail address of each holder in whose name the shares of Series A Non-Voting Preferred Stock have been issued and (ii) the name, address, and electronic mail address of each transferee of any shares of Series A Non-Voting Preferred Stock. The Corporation may deem and treat the registered Holder of shares of Series A Non-Voting Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Corporation shall keep the register open and available at all times during business hours for inspection by any holder of Series A Non-Voting Preferred Stock or his, her or its legal representatives.

11.    Notices.    Any notice required or permitted by the provisions of this Certificate of Designation to be given to a Holder of shares of Series A Non-Voting Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the applicable provisions of the NRS, and shall be deemed sent upon such mailing or electronic transmission.

12.    Book-Entry; Certificates.    The Series A Non-Voting Preferred Stock will be issued in book-entry form; provided that, if a Holder requests that such Holder's shares of Series A Non-Voting Preferred Stock be issued in certificated form, the Corporation will instead issue a stock certificate to such Holder representing such Holder's shares of Series A Non-Voting Preferred Stock. To the extent that any shares of Series A Non-Voting Preferred Stock are issued in book-entry form, references herein to "certificates" shall instead refer to the book-entry notation relating to such shares.

13.    Lost or Mutilated Series A Non-Voting Preferred Stock Certificate.    If a Holder's Series A Non-Voting Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Non-Voting Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

14.     Waiver.    Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Corporation or a Holder must be in writing. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders of Series A Non-Voting Preferred Stock granted hereunder may be waived as to all shares of Series A Non-Voting Preferred Stock (and the Holders thereof) upon the written consent of the Holders of not less than a majority of the shares of Series A Non-Voting Preferred Stock then outstanding, provided that (i) the Beneficial Ownership Limitation applicable to a Holder, and any provisions contained herein that are related to such Beneficial Ownership Limitation, cannot be modified, waived or terminated without the consent of such Holder, and (ii) any proposed waiver that would, by its terms, have a disproportionate and materially adverse effect on any Holder shall require the consent of such Holder(s).

15.     Severability.    Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

16.     Status of Converted Series A Non-Voting Preferred Stock.    If any shares of Series A Non-Voting Preferred Stock shall be converted or redeemed by the Corporation, such shares shall, to the fullest extent permitted by applicable law, be retired and cancelled upon such acquisition, and shall not be reissued as a share of Series A Non-Voting Preferred Stock. Any share of Series A Non-Voting Preferred Stock so acquired, upon its retirement and cancellation, shall be and hereby is restored to the status of an authorized but unissued share of Preferred Stock and shall no longer be designated as Series A Non-Voting Preferred Stock.

\*   \*   \*   \*

**NOTICE OF CONVERSION**

**(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK)**

The undersigned Holder hereby irrevocably elects to convert the number of shares of Series A Non-Voting Preferred Stock indicated below, represented in book-entry form, into shares of common stock, par value $0.0001 per share (the "Common Stock"), of Jade Therapeutics, Inc., a Nevada corporation (the "Corporation"), as of the date written below. If securities are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in the Certificate of Designation of the Series A Non-Voting Convertible Preferred Stock (the "Certificate of Designation").

As of the date hereof, the number of shares of Common Stock beneficially owned by the undersigned Holder (together with such Holder's Attribution Parties), including the number of shares of Common Stock issuable upon conversion of the Series A Non-Voting Preferred Stock subject to this Notice of Conversion, but excluding the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series A Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained in Section 6.3 of the Certificate of Designation, is _____. For purposes hereof, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Commission. In addition, for purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and the applicable regulations of the Commission.

CONVERSION CALCULATIONS:

Date to Effect Conversion: _____

Number of shares of Series A Non-Voting Preferred Stock owned prior to Conversion: _____

Number of shares of Series A Non-Voting Preferred Stock to be Converted: _____

Number of shares of Common Stock to be Issued: _____

Address for delivery of physical certificates: _____

For DWAC Delivery, please provide the following:

    Broker No.: _____

    Account No.: _____

[HOLDER]

By: _____
        Name:
        Title:

# JADE BIOSCIENCES, INC.

## 2025 STOCK INCENTIVE PLAN

### 1. Purpose

The purpose of this Jade Biosciences, Inc. 2025 Stock Incentive Plan (the "***Plan***") is to promote and closely align the interests of employees, officers, non-employee directors and other individual service providers of Jade Biosciences, Inc. and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the Plan are to attract and retain the best available employees, officers, non-employee directors and other individual service providers for positions of substantial responsibility and to motivate Participants to optimize the profitability and growth of the Company through incentives that are consistent with the Company's goals and that link the personal interests of Participants to those of the Company's stockholders. The Plan provides for the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards and for Incentive Bonuses, which may be paid in cash, Common Stock or a combination thereof, as determined by the Committee.

### 2. Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a)   "***Act***" means the U.S. Securities Exchange Act of 1934, as amended.

(b)   "***Affiliate***" means any entity in which the Company has a substantial direct or indirect equity interest, as determined by the Committee from time to time.

(c)   "***Award***" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award or Incentive Bonus, or any combination of these, granted to a Participant pursuant to the provisions of the Plan, any of which may be subject to performance conditions.

(d)   "***Award Agreement***" means a written or electronic agreement or other instrument as may be approved from time to time by the Committee and designated as such implementing the grant of each Award. An Award Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Committee and designated as such.

(e)   "***Beneficial Owner***" shall have the meaning set forth in Rule 13d-3 under the Act.

(f)   "***Board***" means the Board of Directors of the Company.

(g)   "***Cause***" has the meaning set forth in the written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means a Participant's (i) dishonest statements or acts with respect to the Company or any Affiliate, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business that results in or is reasonably anticipated to result in material harm to the Company; (ii) conviction or plea of guilty or no contest to: (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) failure to perform in all material respects the Participant's assigned duties and responsibilities; (iv) gross negligence, willful misconduct that results in or is reasonably anticipated to result in material harm to the Company; (v) violation of any material provision of any agreement(s) between the Participant and the Company; or (vi) material violation of any written Company policies.

(h)   "***Change in Control***" means, except as otherwise provided in an Award Agreement, the occurrence of any one of the following events following the Effective Date (and for the avoidance of doubt shall exclude the transactions contemplated by the Merger Agreement):

(i)    any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including the securities beneficially owned by such Person or any securities acquired directly from the Company or its Affiliates) representing 50% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in Section 2(h)(iii)(A) below;

(ii)    the following individuals cease for any reason to constitute a majority of the number of directors then serving: (A) individuals who, on the Effective Date (as defined below), constitute the Board and (B) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved or recommended by a vote of at least a majority of the directors then still in office who were either directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;

(iii)    there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other entity, other than (A) a merger or consolidation which would result in the holders of the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation;

(iv)    the implementation of a plan of complete liquidation or dissolution of the Company; or

(v)    there is consummated a sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which is owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

(i)    "*Code*" means the U.S. Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(j)    "*Committee*" means the Compensation Committee of the Board (or any successor committee) or such other committee as designated by the Board to administer the Plan under Section 6.

(k)    "*Common Stock*" means the common stock of the Company, $0.0001 par value per share, or such other class or kind of shares or other securities as may be applicable under Section 16.

(l)    "*Company*" means Jade Biosciences, Inc., a Nevada corporation, and except as utilized in the definition of Change in Control, any successor corporation.

(m)    "*Disability*" has the meaning set forth in a written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment. A determination of Disability shall be made by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances, and in this respect, Participants shall submit to an examination by a physician upon request by the Committee.

(n)    "*Dividend Equivalent*" means an amount payable in cash or Common Stock, as determined by the Committee, equal to the dividends that would have been paid to the Participant if the share of Common Stock with respect to which the Dividend Equivalent relates had been owned by the Participant.

(o)    "*Effective Date*" means the date on which the Plan takes effect, as defined pursuant to Section 4.

(p)    "*Eligible Person*" any current or prospective employee, officer, non-employee director or other individual service provider of the Company or any Subsidiary; *provided, however*, that Incentive Stock

Options may only be granted to employees of the Company or any of its "subsidiary corporations" within the meaning of Section 424 of the Code.

(q)  "*Fair Market Value*" means as of any date, the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price of a share of Common Stock as quoted on such exchange, system or market as reported in the Wall Street Journal or such other source as the Committee deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Committee by the reasonable application of a reasonable valuation method, taking into account factors consistent with Treas. Reg. § 409A-1(b)(5)(iv)(B) as the Committee deems appropriate.

(r)  "*Incentive Bonus*" means a bonus opportunity awarded under Section 12 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria established for a specified performance period as specified in the Award Agreement.

(s)  "*Incentive Stock Option*" means an Option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(t)  "*Merger Agreement*" means the Agreement and Plan of Merger by and among Aerovate Therapeutics, Inc. ("*Aerovate*"), Caribbean Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Aerovate, Caribbean Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Aerovate, and Jade Biosciences, Inc.

(u)  "*Nonqualified Stock Option*" means an Option that is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(v)  "*Option*" means a right to purchase a number of shares of Common Stock at such exercise price, at such times and on such other terms and conditions as are specified in or determined pursuant to an Award Agreement. Options granted pursuant to the Plan may be Incentive Stock Options or Nonqualified Stock Options.

(w)  "*Other Stock-Based Award*" means an Award granted to an Eligible Person under Section 11.

(x)  "*Outstanding Common Stock*" means the sum of (i) the shares of Common Stock outstanding, (ii) the shares of Common Stock underlying unexercised pre-funded warrants, and (iii) the shares of Common Stock underlying the Company's preferred stock, par value $0.0001 (determined on an as-converted basis without regard to any limitations on such conversion).

(y)  "*Participant*" means any Eligible Person to whom Awards have been granted from time to time by the Committee and any authorized transferee of such individual.

(z)  "*Person*" shall have the meaning given in Section 3(a)(9) of the Act, as modified and used in Sections 14(d) and 15(d) thereof, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(aa)  "*Prior Plan*" means the Jade Biosciences, Inc. 2024 Equity Incentive Plan.

(bb)  "*Restricted Stock*" means an Award or issuance of Common Stock the grant, issuance, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.

(cc)  "*Restricted Stock Unit*" means an Award denominated in units of Common Stock under which the issuance of shares of such Common Stock (or cash payment in lieu thereof) is subject to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.

(dd)  "*Separation from Service*" or "*Separates from Service*" means a Termination of Employment that constitutes a "separation from service" within the meaning of Section 409A of the Code.

(ee)  "*Stock Appreciation Right*" or "*SAR*" means a right granted that entitles the Participant to receive, in cash or Common Stock or a combination thereof, as determined by the Committee, value equal to the excess of (i) the Fair Market Value of a specified number of shares of Common Stock at the time of exercise over (ii) the exercise price of the right, as established by the Committee on the date of grant.

(ff)  "*Subsidiary*" means any business association (including a corporation or a partnership, other than the Company) in an unbroken chain of such associations beginning with the Company if each of the associations other than the last association in the unbroken chain owns equity interests (including stock or partnership interests) possessing 50% or more of the total combined voting power of all classes of equity interests in one of the other associations in such chain.

(gg)  "*Substitute Awards*" means Awards granted or Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(hh)  "*Termination of Employment*" means ceasing to serve as an employee of the Company and its Subsidiaries or, with respect to a non-employee director or other service provider, ceasing to serve as such for the Company and its Subsidiaries, except that with respect to all or any Awards held by a Participant (i) the Committee may determine that a leave of absence (including as a result of a Participant's short-term or long-term disability or other medical leave) or employment on a less than full-time basis is considered a "Termination of Employment," (ii) the Committee may determine that a transition from employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a "Termination of Employment," (iii) service as a member of the Board shall constitute continued service with respect to Awards granted to a Participant while he or she served as an employee, (iv) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while he or she served as a member of the Board or other service provider, and (v) the Committee may determine that a transition from employment with the Company or a Subsidiary to service to the Company or a Subsidiary other than as an employee shall constitute a "Termination of Employment". The Committee shall determine whether any corporate transaction, such as a sale or spin-off of a division or Subsidiary that employs or engages a Participant, shall be deemed to result in a Termination of Employment with the Company and its Subsidiaries for purposes of any affected Participant's Awards, and the Committee's decision shall be final and binding.

3.  **Eligibility**

Any Eligible Person is eligible for selection by the Committee to receive an Award.

4.  **Effective Date and Termination of Plan**

This Plan became effective on the Closing Date (as defined in the Merger Agreement) (the "*Effective Date*"). The Plan shall remain available for the grant of Awards until February 19, 2035. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted.

5.  **Shares Subject to the Plan and to Awards**

(a)  *Aggregate Limits.*  The aggregate number of shares of Common Stock issuable under the Plan shall be equal to (i) 15% of the total number of shares of Outstanding Common Stock immediately following the closing of the transactions set forth in the Merger Agreement, *plus* (ii) all shares of Common Stock available for issuance under the Prior Plan as of the Effective Date (after giving effect to the transactions contemplated by the Merger Agreement) and the number of shares of Common Stock subject to any award outstanding under the Prior Plan as of the Effective Date (after giving effect to the transactions contemplated by the Merger Agreement) that after the Effective Date are not issued because such award is forfeited, canceled, terminates, expires or otherwise lapses without being exercised (to the extent applicable), or is settled in cash, *plus* (iii) any shares of Common Stock added as a result of the following sentence (collectively, the "***Share Pool***"). The Share Pool will automatically increase on January 1 of each year beginning in 2026 and ending with a final increase on January 1, 2035 in an amount equal to 5% of the Outstanding Common Stock on the preceding December 31; *provided, however*, that the Committee may provide that there will be no January 1 increase in the Share Pool for any such year or that the increase in the Share Pool for any such year will be a smaller number of shares of Common Stock than would otherwise occur pursuant to this sentence. The aggregate number of shares of Common Stock available for grant under this Plan and the number of shares of Common Stock subject to Awards outstanding at the time of any event described in Section 16 shall be subject to adjustment as provided in Section 16. The shares of Common Stock issued under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market or in private transactions.

(b)   *Issuance of Shares*.   For purposes of Section 5(a), the aggregate number of shares of Common Stock issued under this Plan at any time shall equal only the number of shares of Common Stock actually issued upon exercise or settlement of an Award. Shares of Common Stock subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and shares of Common Stock subject to Awards settled in cash shall not count as shares of Common Stock issued under this Plan. The aggregate number of shares available for issuance under this Plan at any time shall not be reduced by (i) shares subject to Awards that have been terminated, expired unexercised, forfeited or settled in cash, (ii) shares subject to Awards that have been retained or withheld by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award, or (iii) shares subject to Awards that otherwise do not result in the issuance of shares in connection with payment or settlement thereof. In addition, shares that have been delivered (either actually or by attestation) to the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award shall be available for issuance under this Plan.

(c)   *Substitute Awards*.   Substitute Awards shall not reduce the shares of Common Stock authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for issuance under the Plan; *provided, however*, that Awards using such available shares (i) shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, (ii) shall only be made to individuals who were not employees or service providers of the Company or its Affiliates at the time of such acquisition or combination, and (iii) shall comply with the requirements of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.

(d)   *Tax Code Limits*.   The aggregate number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall be equal to 50,000,000, which number shall be calculated and adjusted pursuant to Section 16 only to the extent that such calculation or adjustment will not affect the status of any Option intended to qualify as an Incentive Stock Option under Section 422 of the Code.

(e)   *Limits on Non-Employee Director Compensation*.   The aggregate dollar value of equity-based (based on the grant date Fair Market Value of equity-based Awards) and cash compensation granted under this Plan or otherwise to any non-employee director shall not exceed $750,000 during any full calendar year following the Effective Date of this Plan; *provided, however*, that in the calendar year in which a non-employee director first joins the Board or during any calendar year in which a non-employee director is designated as Chairman of the Board or Lead Director, the maximum aggregate dollar value of equity-based and cash compensation granted to the non-employee director may be up to $1,000,000.

**6.  Administration of the Plan**

(a)  *Administrator of the Plan.*   The Plan shall be administered by the Committee. The Board shall fill vacancies on, and from time to time may remove or add members to, the Committee. The Committee shall act pursuant to a majority vote or unanimous written consent. Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Act. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. To the maximum extent permissible under applicable law, the Committee (or any successor) may by resolution delegate any or all of its authority to one or more subcommittees composed of one or more directors and/or officers of the Company, and any such subcommittee shall be treated as the Committee for all purposes under this Plan. Notwithstanding the foregoing, if the Board or the Committee (or any successor) delegates to a subcommittee comprised of one or more officers of the Company the authority to grant Awards, no such subcommittee shall designate any officer serving thereon or any officer (within the meaning of Section 16 of the Act) or non-employee director of the Company as a recipient of any Awards granted under such delegated authority. The Committee hereby delegates to and designates the most senior Finance Department officer of the Company (or such other officer with similar authority), and to his or her delegates or designees, the authority to assist the Committee in the day-to-day administration of the Plan and of Awards granted under the Plan, including those powers set forth in Section 6(b)(v) through (xi) and to execute Award Agreements or other documents entered into under this Plan on behalf of the Committee or the Company. The Committee may further designate and delegate to one or more additional officers or employees of the Company or any Subsidiary, and/or one or more agents, authority to assist the Committee in any or all aspects of the day-to-day administration of the Plan and/or of Awards granted under the Plan.

(b)  *Powers of Committee.*   Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including:

(i)   to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein;

(ii)   to determine which Persons are Eligible Persons, to which of such Eligible Persons, if any, Awards shall be granted hereunder and the timing of any such Awards;

(iii)   to prescribe and amend the terms of the Award Agreements, to grant Awards and determine the terms and conditions thereof;

(iv)   to reduce the exercise price of a previously awarded Option or Stock Appreciation Right or cancel and re-grant or exchange such Option or Stock Appreciation Right for cash or a new Award with a lower (or no) exercise price, with any such determination made by the Committee in its sole discretion, in each case, without stockholder approval;

(v)   to adopt such procedures and sub-plans as are necessary or appropriate (A) to permit or facilitate participation in this Plan by Eligible Persons who are not citizens of, or subject to taxation by, the United States or who are employed outside the United States or (B) to allow Awards to qualify for special tax treatment in a jurisdiction other than the United States; *provided, however*, that Board approval will not be necessary for immaterial modifications to this Plan or any Award Agreement that are required for compliance with the laws of the relevant jurisdiction;

(vi)   to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, retention, vesting, exercisability or settlement of any Award;

(vii)   to prescribe and amend the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan;

(viii)   to determine the extent to which adjustments are required pursuant to Section 16;

(ix)   to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Committee, in good faith, determines that it is appropriate to do so;

(x)    to approve corrections in the documentation or administration of any Award; and

(xi)    to make all other determinations deemed necessary or advisable for the administration of this Plan.

Notwithstanding anything in this Plan to the contrary, with respect to any Award that is "deferred compensation" under Section 409A of the Code, the Committee shall exercise its discretion in a manner that causes such Awards to be compliant with or exempt from the requirements of Section 409A of the Code. Without limiting the foregoing, unless expressly agreed to in writing by the Participant holding such Award, the Committee shall not take any action with respect to any Award which constitutes (x) a modification of a stock right within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(B) so as to constitute the grant of a new stock right, (y) an extension of a stock right, including the addition of a feature for the deferral of compensation within the meaning of Treas. Reg. § 1.409A-1 (b)(5)(v)(C), or (z) an impermissible acceleration of a payment date or a subsequent deferral of a stock right subject to Section 409A of the Code within the meaning of Treas. Reg. § 1.409A-1(b)(5)(v)(E).

The Committee may, in its sole and absolute discretion, without amendment to the Plan but subject to the limitations otherwise set forth in Section 20, waive or amend the operation of Plan provisions respecting exercise after Termination of Employment. The Committee or any member thereof may, in its sole and absolute discretion, except as otherwise provided in Section 20, waive, settle or adjust any of the terms of any Award so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe).

(c)    *Determinations by the Committee.*    All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan, and the terms and conditions of, or operation of, any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations, including the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select. Members of the Board and members of the Committee acting under the Plan shall be fully protected in relying in good faith upon the advice of counsel and shall incur no liability except for as a result of gross negligence or willful misconduct in the performance of their duties.

(d)    *Subsidiary Awards.*    In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Committee so directs, be implemented by the Company issuing any subject shares of Common Stock to the Subsidiary, for such lawful consideration as the Committee may determine, upon the condition or understanding that the Subsidiary will transfer the shares of Common Stock to the Participant in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Committee shall determine.

**7.    Plan Awards**

(a)    *Terms Set Forth in Award Agreement.*    Awards may be granted to Eligible Persons as determined by the Committee at any time and from time to time prior to the termination of the Plan. The terms and conditions of each Award shall be set forth in an Award Agreement in a form approved by the Committee for such Award, subject to and incorporating by reference or otherwise the applicable terms and conditions of the Plan, which Award Agreement may contain such terms and conditions as specified from time to time by the Committee, provided such other terms and conditions do not conflict with the Plan. The Award Agreement for any Award (other than Restricted Stock Awards) shall include the time or times at or within which and the consideration, if any, for which any shares of Common Stock or cash, as applicable, may be acquired from the Company. The terms of Awards may vary among Participants, and the Plan does not impose upon the Committee any requirement to make Awards subject to uniform terms. Accordingly, the terms of individual Award Agreements may vary.

(b)    *Termination of Employment.*    Subject to the express provisions of the Plan, the Committee shall specify before, at, or after the time of grant of an Award the provisions governing the effect(s) upon an Award of a Participant's Termination of Employment.

(c)   *Rights of a Stockholder*.   A Participant shall have no rights as a stockholder with respect to shares of Common Stock covered by an Award (including voting rights) until the date the Participant becomes the holder of record of such shares of Common Stock. No adjustment shall be made for dividends or other rights for which the record date is prior to such date, except as provided in Sections 10(b), 11(b) or 16 of this Plan or as otherwise provided by the Committee.

(d)   *No Fractional Shares*.   No fractional shares of Common Stock shall be issued pursuant to an Award or in settlement thereof.

## 8.   Options

(a)   *Grant, Term and Price*.   The grant, issuance, retention, vesting and/or settlement of any Option shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of an Option shall in no event be greater than 10 years; *provided, however*, the term of an Option (other than an Incentive Stock Option) shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Option is prohibited by law or the Company's insider trading policy from exercising the Option, which extension shall expire on the 30th day following the date such prohibition no longer applies. The Committee will establish the price at which Common Stock may be purchased upon exercise of an Option, which in no event will be less than the Fair Market Value of such shares on the date of grant; *provided, however*, that the exercise price per share of Common Stock with respect to an Option that is granted as a Substitute Award may be less than the Fair Market Value of the shares of Common Stock on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition that satisfies the requirements of (i) Section 409A of the Code, if such options held by such optionees are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code, and (ii) Section 424(a) of the Code, if such options held by such optionees are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. The exercise price of any Option may be paid in cash to the Company or such other method as determined by the Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares of Common Stock issuable under an Option, the delivery of previously owned shares of Common Stock or withholding of shares of Common Stock otherwise deliverable upon exercise.

(b)   *No Reload Grants*.   Options shall not be granted under the Plan in consideration for, and shall not be conditioned upon the delivery of, shares of Common Stock to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

(c)   *Incentive Stock Options*.   Notwithstanding anything to the contrary in this Section 8, in the case of the grant of an Incentive Stock Option, if the Participant owns stock possessing more than 10% of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110% of the Fair Market Value of the shares of Common Stock on the date of grant and the Option must expire within a period of not more than five years from the date of grant. Notwithstanding anything in this Section 8 to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (i) the aggregate Fair Market Value of shares of Common Stock (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (ii) such Options otherwise remain exercisable but are not exercised within three months (or such other period of time provided in Section 422 of the Code) of separation of service (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder).

(d)   *No Stockholder Rights*.   Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Option or any shares of Common Stock subject to an Option until the Participant has become the holder of record of such shares.

### 9. Stock Appreciation Rights

(a) *General Terms.* The grant, issuance, retention, vesting and/or settlement of any Stock Appreciation Right shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of a Stock Appreciation Right shall in no event be greater than 10 years; *provided, however*, the term of a Stock Appreciation Right shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Stock Appreciation Right is prohibited by law or the Company's insider trading policy from exercising the Stock Appreciation Right which extension shall expire on the 30th day following the date such prohibition no longer applies. Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of Options granted under the Plan ("*tandem SARs*") or not in conjunction with other Awards ("*freestanding SARs*"). Upon exercise of a tandem SAR as to some or all of the shares covered by the grant, the related Option shall be canceled automatically to the extent of the number of shares covered by such exercise. Conversely, if the related Option is exercised as to some or all of the shares covered by the grant, the related tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by the Option exercise. Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option, provided that the Fair Market Value of Common Stock on the date of the SAR's grant is not greater than the exercise price of the related Option. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 8 and all tandem SARs shall have the same exercise price as the Option to which they relate. Subject to the provisions of Section 8 and the immediately preceding sentence, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Common Stock, cash, Restricted Stock or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement.

(b) *No Stockholder Rights.* Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Award of Stock Appreciation Rights or any shares of Common Stock subject to an Award of Stock Appreciation Rights until the Participant has become the holder of record of such shares.

### 10. Restricted Stock and Restricted Stock Units

(a) *Vesting and Performance Criteria.* The grant, issuance, vesting and/or settlement of any Award of Restricted Stock or Restricted Stock Units shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. In addition, the Committee shall have the right to grant Restricted Stock or Restricted Stock Unit Awards as the form of payment for grants or rights earned or due under other stockholder-approved compensation plans or arrangements of the Company.

(b) *Dividends and Distributions.* Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those shares of Common Stock, unless determined otherwise by the Committee. The Committee will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and/or subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to dividends or distributions only to the extent provided by the Committee.

### 11. Other Stock-Based Awards

(a) *General Terms.* The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Common Stock delivered pursuant to an Other Stock-Based Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Common Stock, other Awards, or other property, as the Committee shall determine.

(b) *Dividends and Distributions*.   Shares underlying Other Stock-Based Awards shall be entitled to dividends or distributions only to the extent provided by the Committee.

## 12.  Incentive Bonuses

(a) *Vesting Criteria*.   The Committee shall establish the vesting conditions applicable to an Incentive Bonus, including any performance criteria and level of achievement versus such criteria that may determine the amount payable under an Incentive Bonus, which may include a target, threshold and/or maximum amount payable and any formula for determining such achievement.

(b) *Timing and Form of Payment*.   The Committee shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Common Stock, as determined by the Committee.

(c) *Discretionary Adjustments*.   Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus on may be adjusted by the Committee on the basis of such further considerations as the Committee shall determine.

## 13.  Performance Awards

The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of shares of Common Stock, Restricted Stock Units, Other Stock-Based Awards or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award (any such Award, a "***Performance Award***"). A Performance Award may be identified as "Performance Share," "Performance Equity," "Performance Unit" or other such term as chosen by the Committee.

## 14.  Deferral of Payment

The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Common Stock or cash upon settlement, vesting or other events with respect to Restricted Stock Units, Other Stock-Based Awards or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any election to defer the delivery of Common Stock or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code. The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board and the Committee shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board or the Committee in respect thereof.

## 15.  Conditions and Restrictions Upon Securities Subject to Awards

The Committee may provide that the Common Stock issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Stock issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Common Stock already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of

Common Stock issued under an Award, including (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and holders of other Company equity compensation arrangements, (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (d) provisions requiring Common Stock be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

## 16. Adjustment of and Changes in the Stock

(a)   The number and kind of shares of Common Stock available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of shares of Common Stock subject to the limits set forth in Section 5, shall be equitably adjusted by the Committee to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of Outstanding Common Stock. Such adjustment may be designed to comply with Section 424 of the Code or may be designed to treat the shares of Common Stock available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such shares of Common Stock to reflect a deemed reinvestment in shares of Common Stock of the amount distributed to the Company's securityholders. The terms of any outstanding Award shall also be equitably adjusted by the Committee as to price, number or kind of shares of Common Stock subject to such Award, vesting, performance criteria, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards. No fractional shares of Common Stock shall be issued or issuable pursuant to such an adjustment.

(b)   In the event there shall be any other change in the number or kind of outstanding shares of Common Stock, or any stock or other securities into which such Common Stock shall have been changed, or for which it shall have been exchanged, by reason of a Change in Control, other merger, consolidation or otherwise, then the Committee shall determine the appropriate and equitable adjustment to be effected, which adjustments need not be uniform between different Awards or different types of Awards. In addition, in the event of such change described in this paragraph, the Committee may accelerate the time or times at which any Award may be exercised, consistent with and as otherwise permitted under Section 409A of the Code, and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion.

(c)   In the event of a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any Participant, may take one or more of the following actions, which may vary among individual Participants and/or among Awards held by any individual Participant: (i) arrange for the assumption of an outstanding Award by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any), which assumption will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such Option or Stock Appreciation Right, or any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code; (ii) provide for the issuance of substitute awards by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any) that will substantially preserve the otherwise applicable terms of the outstanding Award as determined by the Committee in its sole discretion; (iii) accelerate vesting or waive any forfeiture conditions; (iv) accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, after which specified date all unexercised Awards and all rights of Participants thereunder shall terminate; or (v) make such other adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control. Notwithstanding anything herein to the contrary, in the event of a Change in Control in which the acquiring or surviving company in the transaction does not assume or continue outstanding Awards or issue substitute awards upon the Change in Control, unless determined otherwise by the Committee, immediately prior to the Change in Control, all Awards that are not assumed, continued or substituted for shall be treated as follows effective immediately prior to the Change in Control: (A) in the case of an Option or Stock Appreciation Right, the Participant shall have the ability to exercise such Option or Stock Appreciation Right, including any portion of the Option or Stock Appreciation Right not previously exercisable, (B) in the case of any Award the vesting of which is in whole or in part subject to performance criteria or an Incentive Bonus, all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse and the Participant shall have the right to receive a payment based on target level achievement or actual performance through a date determined by the Committee, and (C) in the case of outstanding Restricted Stock, Restricted Stock Units or Other Stock-Based Awards (other than those referenced in subsection (B)), all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse. In no event shall any action be taken pursuant to this Section 16(c) that would change the payment or settlement date of an Award in a manner that would result in the imposition of any additional taxes or penalties pursuant to Section 409A of the Code.

(d)    Notwithstanding anything in this Section 16 to the contrary, in the event of a Change in Control, the Committee may provide for the cancellation and cash settlement of all outstanding Awards upon such Change in Control (including the cancellation for no consideration of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the per share consideration in such transaction).

(e)    Notwithstanding anything in this Section 16 to the contrary, an adjustment to an Option or Stock Appreciation Right under this Section 16 shall be made in a manner that will not result in the grant of a new Option or Stock Appreciation Right under Section 409A of the Code.

## 17.    Transferability

Each Award may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, (a) outstanding Options may be exercised following the Participant's death by the Participant's beneficiaries or as permitted by the Committee and (b) as permitted by the Committee, a Participant may transfer or assign an Award as a gift to any "family member" (as such term is defined in the Registration Statement on Form S-8) (an "*Assignee Entity*"), provided that such Assignee Entity shall be entitled to exercise assigned Options and Stock Appreciation Rights only during the lifetime of the assigning Participant (or following the assigning Participant's death, by the Participant's beneficiaries or as otherwise permitted by the Committee) and provided further that such Assignee Entity shall not further sell, pledge, transfer, assign or otherwise alienate or hypothecate such Award.

## 18.    Compliance with Laws and Regulations

(a)    This Plan, the grant, issuance, vesting, exercise and settlement of Awards hereunder, and the obligation of the Company to sell, issue or deliver shares of Common Stock under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant's name or deliver Common Stock prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Common Stock shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Stock underlying such Option is effective and current or the Company has determined, in its sole and absolute discretion, that such registration is unnecessary.

(b)    In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Committee may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Committee may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to facilitate compliance with such foreign law and/or to minimize the Company's obligations with respect to tax equalization for Participants employed outside their home country.

## 19. Withholding

To the extent required by applicable federal, state, local or foreign law, the Committee may, and/or a Participant shall, make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise with respect to any Award or the issuance or sale of any shares of Common Stock. The Company shall not be required to recognize any Participant rights under an Award, to issue shares of Common Stock or to recognize the disposition of such shares of Common Stock until such obligations are satisfied. To the extent permitted or required by the Committee, these obligations may or shall be satisfied by the Company withholding cash from any compensation otherwise payable to or for the benefit of a Participant, the Company withholding a portion of the shares of Common Stock that otherwise would be issued to a Participant under such Award or any other Award held by the Participant, or by the Participant tendering to the Company cash or, if allowed by the Committee, shares of Common Stock.

## 20. Amendment of the Plan or Awards

The Board may amend, alter, suspend or terminate this Plan, and the Committee may amend or alter any Award Agreement or other document evidencing an Award made under this Plan; however, except as provided pursuant to the provisions of Section 16, no such amendment shall, without the approval of the stockholders of the Company:

(a)   increase the maximum number of shares of Common Stock for which Awards may be granted under this Plan;

(b)   extend the term of this Plan;

(c)   change the class of Persons eligible to be Participants; or

(d)   otherwise amend the Plan in any manner requiring stockholder approval by law or the rules of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.

No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would materially impair the rights of the holder of an Award without such holder's consent; *provided*, *however*, that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of, or avoid adverse financial accounting consequences under, any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.

## 21. No Liability of Company

The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board, the Committee and any delegate thereof shall not be liable to a Participant or any other person as to: (a) the non-issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, vesting, exercise or settlement of any Award granted hereunder.

## 22. Non-Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including the granting of equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

### 23. Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Nevada (without regard to its choice of law provisions) and applicable Federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

### 24. No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its Affiliates to terminate any Participant's employment, service on the Board or service at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its Affiliates. Subject to Sections 4 and 20, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its Affiliates.

### 25. Specified Employee Delay

To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A of the Code, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A of the Code) upon Separation from Service before the date that is six months after the specified employee's Separation from Service (or, if earlier, the specified employee's death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid on the sixth month plus one day following the specified employee's Separation from Service (or, if earlier, as soon as administratively practicable after the specified employee's death).

### 26. No Liability of Committee Members

No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person's own fraud or willful bad faith; *provided, however*, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company's Certificate of Incorporation and Bylaws (as each may be amended from time to time), as a matter of law, pursuant to any individual agreement or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

### 27. Severability

If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

### 28. Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

**29. Clawback/Recoupment**

Awards granted under this Plan will be subject to recoupment in accordance with any clawback policy that the Company adopts or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Rule 10D-1 under the Exchange Act or other applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any Participant and the Company.

**30. Beneficiary Designation**

To the extent permitted by the Committee and in accordance with any procedures established by the Committee or its third-party stock plan administrator, Participants may designate beneficiaries with respect to Awards under the Plan. In the absence of a beneficiary designation, a Participant's executor, administrator, legal representative or similar person in accordance with applicable law will be the deemed beneficiary.

**31. Interpretation**

Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word "including" following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

**JADE BIOSCIENCES, INC.**
**2025 EMPLOYEE STOCK PURCHASE PLAN**

## 1.    Purpose

The purpose of this Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan (the "***Plan***") is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock through accumulated Contributions. The Company's intention is to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Plan, accordingly, will be construed to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code.

## 2.    Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

(a)    "***Administrator***" means the Compensation Committee of the Board (or any successor committee), or such other committee as designated by the Board to administer the Plan under Section 14.

(b)    "***Applicable Laws***" means the requirements relating to the administration of equity-based awards under the laws of Nevada, other U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws of any foreign country or jurisdiction where options are, or will be, granted under the Plan.

(c)    "***Board***" means the Board of Directors of the Company.

(d)    "***Code***" means the U.S. Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(e)    "***Common Stock***" means the common stock of the Company, $0.0001 par value per share.

(f)    "***Company***" means Jade Biosciences, Inc., a Nevada corporation, and any successor corporation.

(g)    "***Compensation***" means an Eligible Employee's base salary or base hourly rate of pay before deduction for any salary deferral contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan, but excluding commissions, overtime, incentive compensation, bonuses and other forms of compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for an Offering Period.

(h)    "***Contributions***" means the payroll deductions and any other additional payments that the Administrator may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan, subject to Section 423 of the Code.

(i)    "***Designated Subsidiary***" means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. As of the date of adoption of the Plan, the Designated Subsidiaries consist exclusively of: Jade Biosciences Canada ULC.

(j)    "***Effective Date***" means the Closing Date (as defined in the Merger Agreement).

(k)    "***Eligible Employee***" means any person, including an officer, who is customarily employed by the Company or a Designated Subsidiary (i) for more than 20 hours per week and (ii) for more than five months in any calendar year; provided, however, that if required by Applicable Laws, Eligible Employee means any person, including an officer, who is customarily employed by the Company or a Designated Subsidiary, subject to compliance with Section 423 of the Code. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds 90 days and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the 91st day of such leave. "Eligible Employee" shall not include any person who is a citizen or resident of a foreign jurisdiction if granting them an option under the Plan would violate the law of such jurisdiction, or if compliance with the laws of the jurisdiction would cause the Plan to violate Section 423 of the Code.

(l)     "***Employer***" means the Company and each Designated Subsidiary.

(m)     "***Enrollment Date***" means the first Trading Day of each Offering Period.

(n)     "***Exchange Act***" means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(o)     "***Fair Market Value***" means as of any date, the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price for the Common Stock as quoted on such exchange, system or market as reported in the Wall Street Journal or such other source as the Administrator deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(p)     "***Merger Agreement***" means the Agreement and Plan of Merger by and among Aerovate Therapeutics, Inc. ("***Aerovate***"), Caribbean Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Aerovate, Caribbean Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Aerovate, and Jade Biosciences, Inc.

(q)     "***New Exercise Date***" means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

(r)     "***Offering***" means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 4. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treasury Regulation Section 1.423-2(a)(1), the terms of each Offering need not be identical; *provided, however*, that the terms of the Plan and an Offering together satisfy Treasury Regulation Sections 1.423-2(a)(2) and (a)(3).

(s)     "***Offering Periods***" means the periods established by the Administrator (not to exceed 27 months) during which an option granted pursuant to the Plan may be exercised. The duration and timing of Offering Periods may be changed pursuant to Sections 4, 18, and 19. The first Offering Period shall commence on the first June 10 or December 10 that follows the Effective Date (or such other date as determined by the Administrator) and end six months later on the following December 9 or June 9, respectively, and subsequent Offering Periods shall be each six-month period commencing the day after the prior Offering Period ends and ending on each December 9 or June 9 (or such other date as determined by the Administrator).

(t)     "***Outstanding Common Stock***" means the sum of (i) the shares of Common Stock outstanding, (ii) the shares of Common Stock underlying unexercised pre-funded warrants, and (iii) the shares of Common Stock underlying the Company's preferred stock, par value $0.0001 per share.

(u)     "***Parent***" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(v)     "***Participant***" means an Eligible Employee who elects to participate in the Plan.

(w)     "***Purchase Date***" means the last Trading Day of each Offering Period.

(x)     "***Purchase Period***" means the period during an Offering Period during which shares of Common Stock may be purchased on a Participant's behalf in accordance with the terms of the Plan.

Unless the Administrator determines otherwise, each Purchase Period will be the same six-month period as each Offering Period.

(y)   "***Purchase Price***" means an amount equal to 85% of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Purchase Date, whichever is lower; *provided, however*, that the Purchase Price may be determined for subsequent Offering Periods by the Administrator subject to compliance with Section 423 of the Code (or any other Applicable Law) or pursuant to Section 18.

(z)   "***Subsidiary***" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(aa)   "***Trading Day***" means a day on which the national stock exchange upon which the Common Stock is listed is open for trading or, if the Common Stock is not listed on a national stock exchange, a business day as determined by the Administrator in good faith.

(bb)   "***Treasury Regulations***" means the Treasury regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code shall include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

**3.   Eligibility.**

(a)   *Offering Periods*.   Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan if he or she was employed by the Company for at least 30 calendar days (unless otherwise determined by the Administrator) immediately preceding the Enrollment Date, subject to the requirements of Section 5; *provided, however*, that an Eligible Employee who commences employment with the Company or a Designated Subsidiary following such 30-day period (or such other period as determined by the Administrator) will be eligible to participate in the Plan at the beginning of the next Purchase Period to occur that is at least 30 calendar days (or such other period as determined by the Administrator) following the commencement of his or her employment with the Company or a Designated Subsidiary. Eligible Employees who do not elect to participate in the Plan on a given Enrollment Date may elect to participate in the Plan at the beginning of any subsequent Purchase Period, as determined by the Administrator.

(b)   *Non-U.S. Employees*.   Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Section 423 of the Code. In addition, as provided in Section 14, the Administrator may establish one or more sub-plans of the Plan (which may, but are not required to, comply with the requirements of Section 423 of the Code) with respect to employees of Designated Subsidiaries located outside the United States in a manner that complies with Applicable Law. Any such sub-plan will be a component of the Plan and will not be a separate plan.

(c)   *Limitations*.   Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate that exceeds $25,000 worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Section 423 of the Code and the regulations thereunder (regardless of whether such option is subject to Section 423 of the Code).

### 4. Offering Periods

The Plan will be implemented by consecutive Offering Periods with new Offering Periods commencing at such times as determined by the Administrator. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) without stockholder approval.

### 5. Participation

An Eligible Employee may participate in the Plan by (i) submitting to the Company's Finance department (or its delegate), on or before a date determined by the Administrator prior to an applicable Enrollment Date, a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure determined by the Administrator.

### 6. Contributions

(a)   At the time a Participant enrolls in the Plan pursuant to Section 5, such Participant will elect to have payroll deductions made on each pay day or other Contributions (to the extent permitted by the Administrator) made during the Offering Period (or portion thereof) in an amount equal to at least 1% but not exceeding 15% of the Compensation (or such other percentage of Compensation as determined by the Administrator in its sole discretion, prior to the commencement of an applicable Offering Period), that the Participant receives on each pay day during the Offering Period; *provided, however*, that should a pay day occur on an Purchase Date, a Participant will have any payroll deductions made on such day applied to his or her notional account under the subsequent Purchase Period or Offering Period. The Administrator, in its sole discretion and to the extent permitted under Section 423 of the Code, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check, or other means set forth in the enrollment materials prior to the Purchase Date of each Purchase Period. For the avoidance of doubt, the Administrator may, in its discretion, establish procedures regarding the ordering of payroll deductions, including the Contributions, and may provide that mandatory payroll deductions and other benefit plan deductions be prioritized over the Contributions. A Participant's enrollment in the Plan and payroll deduction election will remain in effect for successive Offering Periods unless terminated as provided in Section 10.

(b)   Payroll deductions for a Participant will commence on the first pay day following the Enrollment Date (or such later date on which a Participant enrolls in the Plan pursuant to Section 5) and will end on the last pay day prior to the Purchase Date of such Purchase Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 10; *provided, however*, that with respect to the first Offering Period, payroll deductions for a Participant will not commence until such time as determined by the Administrator.

(c)   All Contributions made for a Participant will be credited to his or her notional account under the Plan and payroll deductions will be made in whole percentages only. Except to the extent permitted by the Administrator pursuant to Section 6(a), a Participant may not make any additional payments into such notional account.

(d)   A Participant may discontinue his or her participation in the Plan as provided in Section 10. Participants shall not be permitted to increase or to otherwise decrease their rates of Contributions during a Purchase Period unless otherwise determined by the Administrator in its sole discretion; *provided, however*, that Participants shall be permitted to increase or decrease their rates of Contributions effective as of the beginning of each Purchase Period.

(e)   Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code or Applicable Laws, a Participant's Contributions may be decreased to 0% at any time during a Purchase Period. Subject to Section 423(b)(8) of the Code, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Purchase Period scheduled to end in the following calendar year, unless terminated by the Participant as provided in Section 10.

(f)   At the time the option under the Plan is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company's or Employer's federal, state, local, or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the United States, national insurance, social security, or other tax withholding obligations, if any, that arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant's compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or any other method of withholding the Company or the Employer deems appropriate to the extent permitted by Treasury Regulation Section 1.423-2(f).

## 7. Grant of Option

On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period (or any Purchase Period within such Offering Period) will be granted an option to purchase on each Purchase Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing (i) such Eligible Employee's Contributions accumulated prior to such Purchase Date and retained in the Eligible Employee's notional account as of the Purchase Date by (ii) the applicable Purchase Price; *provided, however*, that in no event will an Eligible Employee be permitted to purchase during each Purchase Period more than 3,000 shares of Common Stock (subject to any adjustment pursuant to Section 18) or such other maximum determined by the Administrator in its sole discretion prior to the commencement of the Offering Period; *provided, further*, that such purchase will be subject to the limitations set forth in Sections 3(c) and 13. The Eligible Employee may accept the grant of such option by electing to participate in the Plan in accordance with the requirements of Section 5. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period of an Offering Period. Exercise of the option will occur as provided in Section 8, unless the Participant has withdrawn pursuant to Section 10. The option will expire on the last day of the Offering Period.

## 8. Exercise of Option

(a) Unless a Participant withdraws from the Plan as provided in Section 10, such Participant's option for the purchase of shares of Common Stock will be exercised automatically on the Purchase Date, and the maximum number of full shares subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her notional account. No fractional shares of Common Stock will be purchased; unless determined by the Administrator, any Contributions accumulated in a Participant's notional account that are not sufficient to purchase a full share will be retained in the Participant's notional account for the subsequent Purchase Period or Offering Period, subject to earlier withdrawal by the Participant as provided in Section 10. Any other funds left over in a Participant's notional account after the Purchase Date will be returned to the Participant (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12). During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by him or her.

(b) If the Administrator determines that, on a given Purchase Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Purchase Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Purchase Date, and continue all Offering Periods then in effect, or (y) provide that the Company will make a pro rata allocation of the shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Purchase Date, and terminate any or all

Offering Periods then in effect pursuant to Section 19. The Company may make a pro rata allocation of the shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company's stockholders subsequent to such Enrollment Date.

## 9. Delivery

As soon as reasonably practicable after each Purchase Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 9.

## 10. Withdrawal

A Participant may withdraw all, but not less than all, the Contributions credited to his or her notional account and not yet used to exercise his or her option under the Plan at any time by (a) submitting to the Company's Finance department (or its delegate) a written notice of withdrawal in the form determined by the Administrator for such purpose, or (b) following an electronic or other withdrawal procedure determined by the Administrator. All the Participant's Contributions credited to his or her notional account will be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal (without interest thereon, except as otherwise required under local Applicable Laws, as further set forth in Section 12) and such Participant's option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 5.

## 11. Termination of Employment

(a)    Upon a Participant's ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant's notional account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such Participant's option will be automatically terminated. In no event may a Participant be granted an option under the Plan following his or her termination of employment unless such Participant subsequently becomes an Eligible Employee again. Notwithstanding the foregoing, if a Participant ceases to be an Eligible Employee as a result of no longer customarily working 20 or more hours per week but otherwise remains an employee of the Company or a Designated Subsidiary, such Participant will continue to participate in any ongoing Offering Period and will not automatically withdraw but will not automatically be re-enrolled in the subsequent Offering Period.

(b)    Unless otherwise determined by the Administrator or required by Applicable Law, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company or a Designated Subsidiary shall not be treated as having terminated employment for purposes of participating in the Plan or an Offering. The Administrator may establish additional or different rules to govern transfers of employment for purposes of participation in the Plan or an Offering.

## 12. Interest

No interest will accrue on the Contributions of a Participant in the Plan, except as may be required by Applicable Law, as determined by the Company, and if so required by the laws of a particular jurisdiction, shall apply to all Participants in the relevant Offering except to the extent otherwise permitted by Treasury Regulation Section 1.423-2(f).

**13. Stock**

(a)     Subject to adjustment upon changes in capitalization of the Company as provided in Section 18 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan shall be equal to (i) a number equal to the lesser of (x) 1,000,000 or (y) 1% of the total number of shares of Outstanding Common Stock immediately following the closing of the transactions set forth in the Merger Agreement, *plus* (ii) any shares of Common Stock added as a result of the following sentence (collectively, the "***Share Pool***"). The Share Pool will automatically increase on January 1 of each year beginning in 2026 and ending with a final increase on January 1, 2035 in an amount equal to the lesser of (x) 1% of the Outstanding Common Stock on the preceding December 31, or (y) 2,000,000; *provided, however*, that the Administrator may provide that there will be no January 1 increase in the Share Pool for any such year or that the increase in the Share Pool for any such year will be a smaller number of shares of Common Stock than would otherwise occur pursuant to this sentence.

(b)     Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares.

(c)     Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant.

**14. Administration**

The Plan shall be administered by the Administrator. The Board shall fill vacancies on, and from time to time may remove or add members to, the Administrator. Any power of the Administrator may also be exercised by the Board. The Administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the Plan, to designate separate Offerings under the Plan, to determine eligibility, to adjudicate all disputed claims filed under the Plan, and to establish such procedures that it deems necessary for the administration of the Plan (including, without limitation, to adopt such procedures and sub-plans as are necessary or appropriate to facilitate the participation in the Plan by employees who are foreign nationals or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of Section 13(a), but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan). Unless otherwise determined by the Administrator, the employees eligible to participate in each sub-plan will participate in a separate Offering. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures, and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by Treasury Regulation Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the United States. The Administrator hereby delegates to and designates the most senior officer in the Finance Department of the Company (or such other officer with similar authority), and to his or her delegates or designates, the authority to assist the Administrator in the day-to-day administration of the Plan. The Administrator may also delegate some or all of its responsibilities to one or more other persons (which may include Company personnel) and, to the extent there has been any such delegation, any reference in the Plan to the Administrator shall include the delegate of the Administrator. Every finding, decision, and determination made by the Administrator will, to the full extent permitted by Applicable Laws, be final and binding upon all parties.

### 15. Designation of Beneficiary

(a)    If permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the Participant's notional account under the Plan in the event of such Participant's death subsequent to an Purchase Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, if permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any cash from the Participant's notional account under the Plan in the event of such Participant's death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective, if required by Applicable Law.

(b)    Such designation of beneficiary may be changed by the Participant at any time by notice in a form determined by the Administrator. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent, or relative is known to the Company, then to such other person as the Company may designate.

(c)    All beneficiary designations will be in such form and manner as the Administrator may designate from time to time. Notwithstanding Sections 15(a) and 15(b), the Company and/or the Administrator may decide not to permit such designations by Participants in non-U.S. jurisdictions to the extent permitted by Treasury Regulation Section 1.423-2(f).

### 16. Transferability

Neither Contributions credited to a Participant's notional account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15) by the Participant. Any such attempt at assignment, transfer, pledge, or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

### 17. Use of Funds

The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings in which applicable local law requires that Contributions to the Plan by Participants be segregated from the Company's general corporate funds and/or deposited with an independent third party for Participants in non-U.S. jurisdictions. Until shares of Common Stock are issued, Participants will only have the rights of an unsecured creditor with respect to such shares.

### 18. Adjustments, Dissolution, Liquidation, Merger or Other Corporate Transaction

(a)    *Adjustments*.    In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan that has not yet been exercised, and the numerical limits of Sections 7 and 13.

(b)    *Dissolution or Liquidation*.    In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Purchase Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Purchase Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Purchase Date, that the Purchase Date for the Participant's option has been changed to the New Purchase Date and that the Participant's option will be exercised automatically on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10.

(c)  *Merger or Other Corporate Transaction.*   In the event of a merger, sale, or other similar corporate transaction involving the Company, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Purchase Date on which such Offering Period shall end. The New Purchase Date will occur before the date of the Company's proposed merger, sale, or other similar corporate transaction. The Administrator will notify each Participant in writing or electronically prior to the New Purchase Date, that the Purchase Date for the Participant's option has been changed to the New Purchase Date and that the Participant's option will be exercised automatically on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 10.

**19.  Amendment or Termination**

(a)  The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 18). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants' notional accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under local laws, as further set forth in Section 12) as soon as administratively practicable.

(b)  Without stockholder consent and without limiting Section 19(a), the Administrator will be entitled to change the Offering Periods or Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

(c)  In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend, or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i)   amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(ii)   altering the Purchase Price for any Offering Period or Purchase Period including an Offering Period or Purchase Period underway at the time of the change in Purchase Price;

(iii)   shortening any Offering Period or Purchase Period by setting a New Purchase Date, including an Offering Period or Purchase Period underway at the time of the Administrator action;

(iv)   reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(v)    reducing the maximum number of shares of Common Stock a Participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require stockholder approval or the consent of any Participants.

## 20.  Notices

All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

## 21.  Conditions Upon Issuance of Shares

(a)    Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)    As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of Applicable Law.

## 22.  Term of Plan

The Plan will become effective upon the Effective Date. It will continue in effect until terminated pursuant to Section 19.

## 23.  Stockholder Approval

The Plan will be subject to approval by the stockholders of the Company within 12 months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

## 24.  Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Nevada (without regard to its choice of law provisions). Any reference in this Plan or in any agreements or other documents hereunder to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule, or regulation of similar effect or applicability.

## 25.  Severability

If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal, or unenforceable provision had not been included.

## 26.  Interpretation

Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word "including" following any general statement, term, or matter shall not be construed to limit such statement, term, or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term, or matter. References herein to any agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

**JADE BIOSCIENCES, INC.**
**2025 EMPLOYEE STOCK PURCHASE PLAN**

**SUBSCRIPTION AGREEMENT**

Original Application                    Offering Date:

Change in Payroll Deduction Rate

1.                    hereby elects to participate in the Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan (the "***Plan***") and subscribes to purchase shares of the Company's Common Stock in accordance with this Subscription Agreement and the Plan. Capitalized terms used but not defined in this Subscription Agreement have the meanings provided under the Plan.

2. I hereby authorize payroll deductions from each paycheck in the amount of     % of my Compensation on each payday (from 1% to 15%) during the Offering Period in accordance with the Plan, commencing with the next Offering Period. (Please note that no fractional percentages are permitted.)

3. I understand that the payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan.

4. I have received a copy of the complete Plan and its accompanying prospectus. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

5. Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of                    (Eligible Employee or Eligible Employee and Spouse only).

6. If I am a U.S. taxpayer, I understand that if I dispose of any shares received by me pursuant to the Plan within two years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or one year after the Purchase Date, I will be treated for U.S. federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the holding period, I understand that I will be treated for U.S. federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the Purchase Price which I paid for the shares, or (b) 15% of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain. If I am subject to tax in a jurisdiction outside the United States, the tax treatment may be different.

7. I acknowledge that the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding my participation in the Plan or the purchase or sale of the shares of Common Stock. I should consult my own personal tax, legal and financial advisors regarding participation in the Plan before taking any action related to the Plan

8. I hereby agree to be bound by the terms of the Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

9. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. I hereby consent to receive such documents by electronic

delivery and agree to participate in the Plan through an online or electronic system established and maintained by the Company or a third party designated by the Company, now or in the future.

10. The provisions of this Subscription Agreement are severable, and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

_____     Date: _____
Signature

## ADDITIONAL TERMS AND CONDITIONS FOR
## PARTICIPANTS IN CANADA

*Capitalized terms used but not defined in these additional terms and conditions for Participants in Canada shall have the meanings set forth in the Plan or the Subscription Agreement, as applicable.*

### 1. Responsibility for Taxes

(a)    I acknowledge that, regardless of any action taken by the Company or, if different, the Employer, the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to my participation in the Plan and legally applicable to me ("***Tax-Related Items***") is and remains my responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer. I further acknowledge that the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Plan, including, but not limited to, the grant of the option to purchase shares of Common Stock, the purchase of shares of Common Stock, the issuance or disposition of shares of Common Stock purchased under the Plan or the receipt of any dividends and (ii) do not commit to and are under no obligation to structure the terms of the option or any aspect of the Plan to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I am subject to Tax-Related Items in more than one jurisdiction, I acknowledge that the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(b)    Prior to any relevant taxable or tax withholding event, as applicable, I agree to make arrangements satisfactory to the Company or the Employer to satisfy all Tax-Related Items. In this regard, I authorize the Company or the Employer to satisfy any applicable withholding obligations with regard to any Tax-Related Items by one or a combination of the following:

(i)    withholding from my wages or other cash compensation payable to me by the Employer;

(ii)    requiring me to make a cash payment;

(iii)    withholding from proceeds of the sale of shares of Common Stock under the Plan, either through a voluntary sale or through a mandatory sale arranged by the Company (on my behalf pursuant to this authorization without further consent); or

(iv)    any other method determined by the Company or the Employer and compliant with Applicable Laws.

(c)    The Company or the Employer may withhold or account for Tax-Related Items by considering statutory withholding amounts or other withholding rates, including maximum rates applicable in my jurisdiction(s). In the event of over-withholding, I may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in shares of Common Stock) or, if not refunded, I may be able to seek a refund from the local tax authorities. In the event of under-withholding, I may be required to pay additional Tax-Related Items directly to the applicable tax authority. If the obligation for Tax-Related Items is satisfied by withholding shares of Common Stock, for tax purposes, I will be deemed to have been issued the full number of shares of Common Stock subject to the option, notwithstanding that a number of shares of Common Stock is held back solely for the purpose of satisfying the Tax-Related Items.

(d)    Finally, I agree to pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of my participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to purchase or deliver the shares of Common Stock or the proceeds of the sale of shares of Common Stock if I fail to comply with my obligations in connection with the Tax-Related Items.

### 2. Termination of Employment

I acknowledge and agree that in the event of termination of my employment (for any reason whatsoever, whether or not later found to be invalid or in breach of Applicable Laws in the jurisdiction where I am employed or the terms of my employment agreement, if any), my right to participate in the Plan and purchase shares of Common Stock will terminate effective as of the date I am no longer actually providing services to the Company or a Designated Subsidiary (the "***Termination Date***"), regardless of any notice period or period of pay in lieu of such notice or related payments or damages provided or required to be provided under Applicable Laws in the jurisdiction where I am employed (including, but not limited to statutory law, regulatory law and/or common law). In the event that the Termination Date cannot reasonably be determined under the terms of the Plan and the Subscription Agreement, the Administrator shall have the exclusive discretion to determine when the Termination Date occurs for purposes of my participation in the Plan (including whether I may still be considered to be employed while on a leave of absence).

Notwithstanding the foregoing, if applicable employment standards legislation explicitly requires continued participation in the Plan during a statutory notice period, I acknowledge that my right to participate in the Plan, if any, will terminate effective as of the last day of my minimum statutory notice period, and I will not earn or be entitled to a pro-rata purchase if the Purchase Date falls after the end of my statutory notice period, nor will I be entitled to any compensation for lost ability to purchase shares of Common Stock.

3.  **Nature of Grant**

    By enrolling and participating in the Plan, I acknowledge, understand and agree that:

    (a)  the Plan is established voluntarily by the Company and is discretionary in nature;

    (b)  the grant of the option to purchase shares of Common Stock is exceptional, voluntary and occasional and does not create any contractual or other right to receive future options to purchase shares of Common Stock or benefits in lieu of options to purchase shares of Common Stock, even if options to purchase shares of Common Stock have been granted in the past;

    (c)  all decisions with respect to future grants of options to purchase shares of Common Stock under the Plan or other grants, if any, will be at the sole discretion of the Company;

    (d)  the option to purchase shares of Common Stock and my participation in the Plan shall not create a right to employment or be interpreted as forming or amending an employment or service contract with the Employer or any Affiliate and shall not interfere with the ability of the Employer to terminate my employment relationship (if any);

    (e)  I am voluntarily participating in the Plan;

    (f)  the option to purchase shares of Common Stock and any shares of Common Stock acquired under the Plan, and the income from and value of same, are not intended to replace any pension rights or compensation;

    (g)  except to the extent explicitly and minimally required under applicable legislation, the option to purchase shares of Common Stock and any shares of Common Stock acquired under the Plan, and the income from and value of same, are not part of normal or expected compensation or salary for any purpose, including, without limitation, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, holiday pay, bonuses, long-service awards, leave-related payments, pension or retirement or welfare benefits or similar mandatory payments;

    (h)  the future value of the underlying shares of Common Stock is unknown, indeterminable and cannot be predicted with certainty;

    (i)  the value of such shares of Common Stock purchased under the Plan may increase or decrease in the future, even below the Purchase Price; and

    (j)  neither the Employer nor any Affiliate shall be liable for any foreign exchange rate fluctuation between my local currency and the United States dollar that may affect the value of the shares of Common Stock or any amounts due pursuant to the purchase of the shares of Common Stock or the subsequent sale of any shares of Common Stock purchased under the Plan.

**4.    Securities Law Notification.**

I understand that I will not be permitted to sell or otherwise dispose of the shares of Common Stock acquired under the Plan within Canada. I will only be permitted to sell or dispose of any shares acquired under the Plan if such sale or disposal is made through the designated broker appointed under the Plan and takes place outside of Canada through the facilities on which such shares are traded.

**5.    Imposition of Other Requirements.**

The Company reserves the right to impose other requirements on my participation in the Plan and on any shares of Common Stock purchased under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require me to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

**6.    Waiver.**

I acknowledge that a waiver by the Company of breach of any provision of this Subscription Agreement shall not operate or be construed as a waiver of any other provision of this Subscription Agreement, or of any subsequent breach by me or any other Participant.

**7.    Foreign Asset/Account Reporting Requirements.**

I understand that specified foreign property, including shares of Common Stock acquired under the Plan and other rights to receive shares (e.g., purchase rights under the Plan) of a non-Canadian company held by a Canadian resident must generally be reported annually on a Form T1135 (Foreign Income Verification Statement) if the total cost of the specified foreign property exceeds C$100,000 at any time during the year. I understand that I should consult with my personal tax advisor to determine my reporting requirements

**8.    Entire Agreement.**

The Plan and the Subscription Agreement constitute the entire agreement of the parties and supersede all prior undertakings and agreements with respect to the subject matter hereof. I understand and agree that the terms of an Offering can only be amended in writing. I agree that the terms of the Plan govern an Offering and that all interpretations and determinations made by the Company or the Administrator with respect to the Plan and the Subscription Agreement shall be final and binding on all persons.

**JADE BIOSCIENCES, INC.**
**2025 EMPLOYEE STOCK PURCHASE PLAN**

**NOTICE OF WITHDRAWAL**

The undersigned Participant in the Offering Period of the Jade Biosciences, Inc. 2025 Employee Stock Purchase Plan that began on _____ , _____ (the "***Offering Date***") hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as soon as reasonably practicable all the payroll deductions credited to his or her notional account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be automatically terminated. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement.

Participant's Name: _____

Participant's Address: _____

_____

_____          Date:
Signature